Form 20-F
period 1999-12-31
NERA ASA
filed 2000-06-30
CIK 946678

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

( )             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
(X)               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1999

                                       OR
                   TRANSITION REPORT PURSUANT TO SECTION 13 OR
( )              15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                         Commission file number: 0-26258

                                    NERA ASA
             (Exact name of Registrant as specified in its charter)

                                KINGDOM OF NORWAY
                 (Jurisdiction of incorporation or organization)
               KOKSTADVEIEN 23, PO BOX 7090/7098, N-5020 KOKSTAD, NORWAY
                    (Address of principal executive offices)

Securities Registered or to be registered pursuant to Section 12(b) of the Act:

        Title of each class                            Name of each exchange on which registered
                NONE                                                     NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    ORDINARY SHARES, NOMINAL VALUE NOK 2 EACH

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value NOK 2 each                             96,093,733

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

         Yes X                                                     No
            ---                                                      ---

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17                                                  Item 18 X
                ---                                                      ---

                                TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
PART I ....................................................................................................1
INTRODUCTION ..............................................................................................1
ITEM 1.    DESCRIPTION OF BUSINESS.........................................................................2
     1.1   GENERAL.........................................................................................2
     1.2   TRANSMISSION NETWORKS...........................................................................4
     1.3   SATELLITE COMMUNICATIONS........................................................................7
     1.4   BROADBAND ACCESS...............................................................................13
     1.5   OTHER ACTIVITIES...............................................................................13
     1.6   COMPETITION....................................................................................15
     1.7   MARKETING AND DISTRIBUTION.....................................................................17
     1.8   SUPPLIERS......................................................................................18
     1.9   PRODUCT WARRANTY AND SERVICE; PERFORMANCE AND BID BONDS........................................19
     1.10  BACKLOG........................................................................................20
     1.11  RESEARCH AND DEVELOPMENT.......................................................................20
     1.12  INTELLECTUAL PROPERTY..........................................................................23
     1.13  REGULATION.....................................................................................23
     1.14  EMPLOYEES......................................................................................24
     1.15  FACTORS AFFECTING THE COMPANY'S BUSINESS.......................................................25
ITEM 2.    DESCRIPTION OF PROPERTY........................................................................27
ITEM 3.    LEGAL PROCEEDINGS..............................................................................28
ITEM 4.    CONTROL OF REGISTRANT..........................................................................28
ITEM 5.    NATURE OF TRADING MARKET.......................................................................28
ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.............................29
ITEM 7.    TAXATION.......................................................................................29
ITEM 8.    SELECTED CONSOLIDATED FINANCIAL DATA...........................................................33
ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..........35
ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................49
ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT...........................................................51
ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS.........................................................56
ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.................................57
ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................................................58
PART III .................................................................................................58
ITEM 15.   DEFAULTS UPON SENIOR SECURITIES................................................................58
ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES........................59
PART IV .................................................................................................F-1
ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS..............................................................F-1

                                      (i)

                                     PART I

INTRODUCTION

         Nera ASA is a joint-stock company incorporated in the Kingdom of Norway on September 1, 1987 under the Norwegian Companies Act.

         In this Annual Report, references to "Nera," the "Nera Group," the "Company" or the "Group" are to Nera ASA and its consolidated subsidiaries. Nera publishes its consolidated financial statements in Norwegian kroner. References herein to "U.S. dollars," "USD" and "$" are to United States dollars, and references to "Norwegian kroner" and "NOK" are to the currency of the Kingdom of Norway. For the convenience of the reader, this Annual Report contains translations of certain Norwegian kroner amounts into U.S. dollars at the rate of NOK 8.0100 = $1 (0.1248 = NOK 1), the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999. On June 15, 2000, such rate was NOK 8.6360 = $1 ($0.1158 = NOK 1). The
Noon Buying Rate on December 31, 1999 differs from the actual rates used in the preparation of the Company's Financial Statements. These translations should not be construed as representations that the Norwegian kroner amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. See Item 8. "Selected Financial Data--Exchange Rates" for further information on exchange rates, Item 9. "Management's Discussion and Analysis--Currency Fluctuations" and Item 9A. "Quantitative Disclosures about Market Risk" for a discussion of the effects of fluctuations in exchange rates on the Company.

         The principal executive offices of Nera are located at Kokstadveien 23, P.O. Box 6010 N-5020 Kokstad, Bergen, Norway, and its telephone number is +(47) 5522-5100.

         This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Nera and certain of the plans and objectives of Nera with respect to these items. In particular, among other statements, (a) certain statements in Item 1. "Description of Business," with regard to (i) management's objectives with respect to its current focus on core business areas and the related changes in the structure of the Group, (ii) management objectives with respect to the Company's cash generation and expansion of its operations, (iii) demand for telecommunications infrastructure, (iv) the Company's ability to continuously improve its ability to generate cash and its manufacturing operations, (v) the shift from PDH to SDH technology, (vi) opportunities to supply satellite terminals and land earth station equipment for new satellite communications systems, (vii) levels of future research and development expenditure and the development and introduction of new products, and (viii) trends in market shares and product volumes; (b) certain statements in Item 9. "Management's Discussion, Analysis of Financial Conditions and Results of Operations" with regard to trends in the Company's (i) results of operations, (ii) levels of research and development expenditure, (iii) margins, (iv) overall market trends, (v) cash generation, liquidity and capital resources; and (c) certain statements and all projections in Item 9A. "Quantitative and Qualitative Disclosures about Market Risk" with regard to (i) risk management, (ii) foreign currency exchange rate risk and (iii) interest rate sensitivity, are forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the Company's ability to achieve its goals in connection with its current business activities, to continuously improve its cash generation capability to foresee demand for telecommunications infrastructure, to predict the development of new satellite communications systems, to allocate the levels of research and development expenditures by the Company, to determine the cost of components, to be prepared to react to future exchange rates and interest rates, and to conduct its manufacturing operations in an efficient manner.

ITEM 1.  DESCRIPTION OF BUSINESS

1.1      GENERAL

         Nera ASA specializes in the design, development, manufacture and marketing of wireless telecommunications equipment and systems and the provision of related services. In 1999, Nera supplied microwave radio relay systems, mobile satellite terminals, land earth stations and airtime billing services, principally for the International Maritime Satellite Organization ("INMARSAT") global satellite communications network. These activities accounted for approximately 87% of the Company's sales in 1999. Nera also provides telecommunications systems and solutions tailored for specific applications. Nera markets its equipment, systems and services worldwide from its facilities in Norway and through its network of subsidiaries, sales offices, local agents and distributors. In 1999, sales outside Norway represented approximately 90% of the Company's total sales. Nera's important markets outside Norway include Asia (principally Singapore and Malaysia), continental Europe (principally France and Germany), North America and South America, and the United Kingdom, which accounted for approximately 24.6%, 23.9%, 23.5%, and 12.7% of 1999 sales, respectively. Nera's sales increased from NOK 2,971.1 million in 1997 to NOK 3,034.7 million in 1998 and decreased to NOK 2,765.8 million in 1999.

         Nera's customers include Post, Telephone and Administrations ("PTTs"), Public Telecommunications Operators ("PTOs"), private network operators and large telecommunications equipment suppliers and system integrators. From 1997 through 1999, the Company's principal customers have included the Norwegian Defense Communications Agency ("NODECA") (Norway), Ericsson (Poland, Lebanon, Mexico and Brazil), Telefonos de Mexico ("Telmex") (Mexico), Promon Electronica Ltda. (Brazil), Telenor (Norway), British Telecom PLC, Telcel (Venezuela), Lucent Technologies (Peru, India, Czech Republic and Saudi Arabia), Microcell Links (United Kingdom), National Logistics Cell ("NLC") (Pakistan), Telecom Italia (Italy), Hong Kong Telecom (Hong Kong), Total Access Communications (Thailand) and Singapore Telecommunications Ltd. (Singapore). No customer accounted for 10% or more of Nera's sales in any of 1997, 1998 or 1999.

         Nera's strategic objective is to give investors a competitive return on investment through profitable growth and expand its operations in selected areas of the telecommunications market, including broadband access, for which it anticipates increased global demand and in which Nera believes that its experience and capabilities in the design, development, manufacturing and marketing of telecommunications equipment, systems and services give it a competitive advantage compared to existing or potential competitors. Nera believes that its core area of technological expertise is the transmission and processing of microwave signals and that its core areas of experience are in the design, development, manufacture and marketing of wireless telecommunications equipment and systems, areas in which Nera and its predecessors have operated since 1947.

         Over the past two years, Nera has implemented a comprehensive program of corporate improvements and increased focus on its core activities. The objective of this program, in addition to increasing underlying profitability and strengthening the Company's financial position, has been to position the Company for further growth based on the extensive expertise and strong market position it already enjoys in selected segments of a rapidly growing telecommunications market. Nera has also continued to place great importance on maintaining a high level of research and development activity throughout the Nera Group.

         The markets in which Nera operates are characterized by deregulation and rapid technological change. The increasing convergence of IT and telecommunications creates attractive growth opportunities for Nera based on the expertise and market knowledge it has built up over many years. Both the pace of technical change and the increased willingness of companies and individuals to make use of the opportunities technology offers are creating a rapid increase in the demand for transmission capacity and efficient access to its use. This is in many ways creating a paradigm shift in the market, and this is particularly apparent for the growth which is expected to be seen in the market for broadband access.

         The expertise that Nera has built up through its activities in radio link and satellite communications give it a unique starting point to build a future as a leading player in this market segment. Nera's commitment to wireless broadband access will require significant financial resources, and Nera plans to expand its activities through a combination of organic growth, acquisitions and strategic alliances/transactions. The level of resources involved in developing broadband access is expected to cause cash flow in this business area to be negative over the next three years.

         Nera also intends to position itself for further growth in its Mobile Satellite Communications and Transmissions Networks business areas. Mobile Satellite Communications is involved in an exciting niche market which offers business opportunities for profitable growth involving structural measures. Transmission Networks operates in a market which the Company expects will be a growth area for the foreseeable future, whilst there is also a need for consolidation of the entities involved in the industry through structural change.

         During 1999, as part of Nera's comprehensive program of corporate improvements and increased focus on its core activities, Nera has reduced its ownership interest in its Singapore subsidiary, divested its airtime billing business, sold a portion of its production facilities and entered into agreements to acquire two businesses in the United States with activities in the areas of wireless local loop and radio-link transmission from World Access. On June 23, 1999 Nera Telecommunications Ltd. ("NTL") launched an Initial Public Offering for its Singapore dollar listing on the Mainboard of the Stock Exchange of Singapore Limited ("SES"). NTL is a solutions provider for the telecommunications and IT industries with a comprehensive product and service range covering satellite communications, microwave radio transmissions, IT networking infrastructure and high value-added electronic contract manufacturing. 44,400,000 ordinary shares were sold in the offering, representing 49.3% of NTL's share capital. 13,000,000 shares were sold to the public and the remaining 31,400,000 shares were privately placed, of which 4,440,000 shares were reserved for NTL's employees and business associates who have contributed to the success of the company. After the IPO the Nera Group holds 47.3% of the shares in NTL. The sale released a capital of approximately NOK 150 million for the Nera Group, and the profit of the sales are expected to be approximately NOK 106 million. The shares of NTL started public trading on the SES on July 1, 1999. In December 1999, Nera sold its airtime billing business to an entity in return for approximately NOK 107 million and a 20% interest in the share capital. In December 1999, Nera signed a letter of intent with Flextronics for the sale of Nera's production facilities in Billingstad and for the parties to enter into a strategic cooperation agreement with respect to the production of electronics. The sale to Flextronics is expected to be finalized in July 2000. Lastly, in December, 1999, Nera entered into an agreement to acquire two businesses from World Access for a total amount of $13.5 million. In April 2000 those acquisitions were closed, giving Nera a basis to develop point-to-multipoint products for wireless broadband access and expertise on which to establish a presence in North America as well as a product range for point-to-point radio link access.

         Currently, Nera is organized into four business units, Transmission Network, Mobile Satellite Communications, Wireless Broadband Access and Other Activities. Nera continually seeks to improve its manufacturing processes to adapt to new product development, larger volumes and reduced time to market requirements. In addition, the Company may seek to expand its geographic presence through agreements, joint ventures or acquisitions.

         Recent Developments

         In May, 2000 Nera issued 25 million shares in a public offering in Norway with rights of preemption for existing shareholders and raised NOK 887,500,000 (including underwriting discounts and expenses). The offering was not made available to U.S. and Canadian shareholders or investors. Nera intends to use the proceeds of this offering to grow its business, particularly in the area of wireless broadband access as well as to expand its existing product rage, competence base and geographic sales area.

1.2      TRANSMISSION NETWORKS

         Nera designs, develops, manufactures and markets selected telecommunications transmission equipment and systems, consisting of high- and low-capacity microwave radio transmission (also known as radio link or radio relay) equipment and systems, antenna systems and turnkey telecommunications transmission networks, for use in public, private, military and cellular telecommunications networks. The Company has been involved in the field of radio link equipment and systems for approximately 50 years. Management believes that the Group currently has an approximate market share of 5% of the world's radio link market, 1% of the world market for Plesiochronous Digital Hierarchy ("PDH") digital transmission networks and 17% of the world market for Synchronous Digital Hierarchy ("SDH") digital transmission networks.

         As radio relay technology assumes new roles in telecommunications networks, the Company has benefitted from new opportunities for its transmission equipment and systems. Deregulation has led to the implementation of new transmission networks in a number of countries, and new geographic areas have opened for market expansion in both developed and emerging economies. At the same time, new network operators have been formed to meet the demand for new services such as cellular telecommunications, paging and Internet and data transmission. Many of these operators are choosing microwave radio as an important part of their networks, both to extend the network coverage and to serve as a back-up system for networks using other transmission media.

         Nera's sales from transmission network-related products and services amounted to approximately NOK 1.500 million (54.4% of total sales) in 1999, compared with NOK 1.547 million (51.0% of total sales) in 1998, and approximately NOK 1.331 million (46.1% of total sales) in 1997.

         The manufacturing of the products from Transmission Network is largely carried out by Nera Electronics AS ("Nera Electronics"). However, access radios are manufactured by Nera Limited (UK) ("Nera UK"), and part of the manufacturing of PDH radios takes place at Nera Telecommunications Ltd. in Singapore. Transmission Network also has a long-term cooperation agreement with Kitron ASA for the manufacturing of PDH equipment.

         Production and sales of access radios have not been sufficient to cover the cost of this business in the United Kingdom. The access radios produced in Luton face strong competition from other and newer products in the market place. Based on this, the Company has decided to phase out access radio production by the forth quarter of 2000. When this process is completed, Nera in Luton will become a sales and service office, serving the United Kingdom and Ireland, for the transmission networks business area.

         Microwave Radio Products. Nera's microwave radio transmission equipment comprises transmission radio link equipment and systems, access radio link equipment and systems, antenna systems and turnkey telecommunications transmission networks.

         Nera develops and produces high- and low-capacity microwave radio equipment used in terrestrial telecommunications networks carrying voice communication, facsimile, data and radar information, as well as radio and television program transmissions. Nera manufactures digital radio links incorporating devices such as modulators, demodulators, receivers, transmitters, power supplies, branching units, signal encoders and decoders and supervisory systems. Nera's microwave radio relay and access radio systems operate at frequencies between 1.7 and 38 Ghz and have capacities of between two megabits per second (providing 30 telephone channels) and 155 megabits per second (providing 2,000 telephone channels). To supply customers with complete telecommunications systems, Nera purchases certain equipment from several other suppliers, such as Ericsson (Sweden), Nokia (Finland) and ECI Telecom (Israel). Equipment obtained from outside suppliers typically includes add-drop multiplexers, digital cross-connects, various interface equipment and other system elements.

         The most common standard for digital transmission networks is PDH. Nera's traditional PDH equipment is primarily low-capacity transmission equipment operating at 8 or 34 megabits per second. The Company also markets modular PDH transmission equipment operating at integral multiples of two megabits per second.

         In 1988, SDH was adopted as the new standard for digital transmission networks by the International Telecommunications Union (the "ITU"), and SDH products have become the predominant systems used for high capacity transfers. Management believes that Nera is a leading supplier of radio relay equipment worldwide for SDH transmission networks. The Company's STM-1 terminal, which has a capacity of 155 megabits per second at frequencies between 4 and 26 GHz, can serve as the transmission element for radio-based SDH networks. While Nera expects PDH systems to maintain significant market share during the next few years because it is more suited to low-capacity transmission, Nera expects that there will be a continued shift to SDH systems as they are substantially more flexible than PDH systems.

         Management believes that in the future, in order to be a "one stop shop for microwave radios," Transmission Network will also have to be able to offer point to multipoint systems. These systems are used to link several subscribers to a central point in a network. At present, such systems are mainly used for voice communications in remote areas. In the future, this technology may also be used for high-speed connections to ordinary subscribers, especially by new service providers.

         In response to the expected shift toward SDH products, Nera has developed SDH radios in frequency bands of 18, 23 and 26 Ghz, marketed under the "CityLink" name. CityLink went into production in the second half of 1998. Within each product group or product type, especially SDH, there are a number of variations which are necessary to be able to offer systems in accordance with most ITU standards. Nera has developed equipment in accordance with FCC (North American) standards, and CityLink will also be marketed in a SONET version, the FCC equivalent to SDH.

         During the course of 2000, management intends to expand the CityLink family and to gradually replace the rest of the product range by new generations of equipment. SDH technology is then also expected to be used for systems which are currently built using PDH technology. In addition, management of Transmission Network expects that CityLink will make increasingly significant contributions to sales volume. The Company delivered approximately 2.700 SDH units during 1999. Through Nera's expertise in the area of SDH technology, management hopes to give the Group a competitive advantage over other suppliers of radio link products in the coming years. Nera also intends to play an active role in the process of consolidation which is expected to take place in this market over the next few years. There can be no assurance that these developments will occur.

         Nera also designs and manufactures antennas (principally dish aerials) to meet specific demands imposed by various operating environments and by the radio relay equipment being employed. Nera produces a variety of antennas in sizes up to six meters in diameter for all recommended frequency bands. The Company sells its antennas both in conjunction with other Nera transmission equipment and on a stand-alone basis.

         Other suppliers of components used in the signal path are normal established companies such as Nokia, ECI and Fore etc. Power supplies, masts and installation materials etc. are purchased from approved suppliers, usually local regional producers, by competitive tender.

         Nera is a turnkey supplier of telecommunications transmissions networks, which comprise varying combinations of radio relays, antennas, feeders, towers, fiber optic terminals and cables, multiplexers and cross-connect equipment. Nera designs, develops, manufactures and installs complete telecommunications networks and operations, administration and maintenance management systems. For most turnkey projects, the Company conducts the necessary surveying work and produces transmitters, receivers, waveguides, racks and antenna systems, which together typically represent approximately one-half of the value of such turnkey projects. The Company acquires the remainder of the equipment and facilities, such as towers, shelters, diesel generators, battery banks, solar cells and add-drop multiplexers, from subcontractors.

         Nera sells its transmissions systems to PTTs, PTOs, cellular network operators and, to a lesser extent, to dedicated network users such as oil and gas companies, power utilities, railroads and military organizations. Contracts range in value from approximately NOK 1 million up to approximately NOK 150 million. Because of the project-oriented nature of many of its radio link equipment and systems contracts, the Company's largest customers may change from year to year.

         The Company's largest customers for transmissions systems in terms of contract amount over the past three years have been NODECA (Norway), ETB (Columbia), Telmex (Mexico), NLC (Pakistan), and Telenor (Norway). In addition, Nera has an original equipment manufacturers agreement with Lucent Technologies, Nokia and Ericsson for the supply of SDH microwave radio transmission systems for Lucent's transmission projects worldwide. The sale of radio links has roughly the same geographical spread as the Nera Group's total sales, but with a somewhat larger share in Latin America. In recent years the Nera Group has set up a number of sales and representative offices in various countries in order to strengthen its local presence. See "-- Marketing and Distribution."

         Nera supplies turnkey telecommunications transmission networks, principally to PTOs, PTTs and utilities in the Indian subcontinent, the Middle East, Southeast Asia, Latin America and Africa. The Company's four most important turnkey projects in 1999 were in Nigeria, Pakistan, Colombia and the Maldives and the projects in Nigeria and Colombia were completed in 2000.

1.3      MOBILE SATELLITE COMMUNICATIONS

         Nera designs, develops, manufactures and markets mobile satellite terminals (comprising marine and land mobile earth stations) and land earth stations for satellite communications networks, principally INMARSAT. Nera supplies a full range of land earth stations and believes that it is the supplier producing the widest range of terminals for the INMARSAT system. Nera also markets its mobile satellite terminals and land earth stations for various regional satellite systems. In addition, until December 21, 1999, Nera also provided airtime billing services, primarily to INMARSAT operators, and supplied equipment and systems for private business communications networks. On that date, this business was sold to an entity in which Nera retains 20% of the share capital. The remaining 80% of the share capital is held by Telenor AS (40%) and by Arendals Fossekompani AS (40%).

         The satellite communications business of the Nera Group is based around Nera SatCom and, until December 31, 1999, also around Nera UK. Nera SatCom is divided into two business units; (i) SatCom Marine & Mobile terminals and (ii) SatCom Land Earth Stations (gateways). Nera UK was responsible for airtime billing and other value-added services.

         In principle, these business units are responsible for the design, development, manufacturing, marketing, distribution, sales and servicing of Nera's satellite communications products. Design and development take place mainly at Nera SatCom, while manufacturing is currently carried out by Nera Electronics. Marketing, distribution and sales are based partly on the use of Nera's subsidiaries, and partly on direct sales to customers. However, satellite terminals and satellite telephones are sold primarily through a worldwide third party distribution network. The business is coordinated across Nera's various subsidiaries and regional offices which market and distribute the products. See "-- Marketing and Distribution."

         INMARSAT services include the original INMARSAT A analog system, which provides maritime and land mobile voice, data facsimile and telex links; the INMARSAT C analog system, which provides data and telex links; the INMARSAT B system, a digital replacement for INMARSAT A providing voice, data, facsimile and telex capabilities; the INMARSAT M system, a digital service providing voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals; and the INMARSAT Aero system, which provides global in-flight telecommunications services for commercial airlines. In addition to these services, INMARSAT introduced the INMARSAT Mini-M service, which is designed to allow the operation of laptop-sized satellite terminals, in 1996. INMARSAT's A, C, B, M and Aero systems operate through a network of geostationary satellites owned and operated by INMARSAT since the late 1970s. The INMARSAT Mini-M operates through a generation of geostationary satellites launched in 1996. These satellites provide increased capacity through the use of spot-beam technology, which concentrates signal power and provides increased sensitivity at the earth's surface, thus enabling telecommunications transmissions to be relayed from smaller and less powerful terminals. The INMARSAT Mini-M system makes use of this new technology, including INMARSAT's global area network digital service, which makes satellite communications with laptop-sized equipment possible at ISDN-speed. The INMARSAT systems operate through a network of mainly PTT-owned land earth stations, of which 31 support INMARSAT A, 27 support INMARSAT C, 26 support INMARSAT B and M, 19 support INMARSAT Mini-M and 23 support INMARSAT Aero.

         A number of competing satellite systems using technology similar to the INMARSAT Mini-M system are currently under consideration in Brazil, China, India, Mexico, the United States, the Middle East, Africa, Europe and Southeast Asia. A number of consortia (including an INMARSAT affiliate) have announced plans to launch and operate new global mobile satellite communications systems, which are expected to allow the use of handheld satellite terminals. However, the deployment of these new global mobile satellite telecommunications systems have been delayed, primarily due to financing difficulties. As a result, INMARSAT products are having a longer life in the market place, without the expected competition from new systems. The specific effects of these new systems, once they enter the marketplace, on the markets for Nera's mobile satellite communications equipment and systems are unknown, but since the traditional market for INMARSAT products is mature, such systems are expected to cause a decline in sales within Nera's current product portfolio. Nera is seeking to position itself to act as a supplier for several of these new projects, and management believes that Nera is seen as an attractive cooperation partner for these systems. Large investments in research and development will be required in the coming years to become a substantial players in this market.

         Nera has been actively involved in the development of maritime satellite communications since the early 1970's and benefits from more than 50 years' experience in the field of maritime communications. Initial systems studies and experiments in the mid-1970's led to the design and production of the INMARSAT A earth station. Commissioning of Nera's first earth station for INMARSAT A technology took place in 1979, and the Company later introduced successive product generations for the INMARSAT C, M, B and Mini-M technologies. Nera seeks to respond to developments in the market for mobile satellite telecommunications systems and is pursuing opportunities to develop and produce equipment and systems for regional and global mobile satellite communications networks that are currently under consideration by INMARSAT and other operators.

         Nera's sales from satellite communications amounted to approximately NOK 897 million (34.2% of total sales) in 1999, compared with approximately NOK 946 million (31.2% of total sales) in 1998 and approximately NOK 975 million (31% of total sales) in 1997. Satellite terminals, airtime billing services, land earth stations and business communications networks represented approximately 46%, 23%, 18% and 4% respectively, of satellite communications sales in 1999.

         Satellite Terminals. Nera designs, develops, manufactures and markets earth stations and land mobile earth stations (generally known as satellite terminals or satellite telephones) for the INMARSAT A and C analog and B, M, Mini-M and M4 global area network digital services. Airborne satellite terminals for the INMARSAT Aero system are not included in Nera's delivery program in view of the specialized avionics technology required to integrate the satellite terminals into an aircraft's design.

         A satellite terminal is a compact transceiver of one or a few channels linking individual ships or land mobile users to the INMARSAT satellite communications network. Satellite terminals may be equipped with optional features such as voice encryption, facsimile, circuit mode data, high-speed data and credit card operation. Nera's satellite terminals include marine, land-based fixed, transportable and portable devices marketed under the SATURN name, each of which permit the user to gain access to one of the INMARSAT systems. Size, weight and service capability are the most important design criteria for Nera's satellite terminals. Nera markets its satellite terminals in over 70 countries.

         Nera introduced the WorldPhone, its INMARSAT Mini-M satellite terminal in June 1996. The WorldPhone utilizes the Mini-M systems spot-beam technology to target users operating outside the range of terrestrial and cellular networks. Production of the WorldPhone in commercial quantities commenced at the beginning of 1997, in response to the more than 3,000 orders received by the end of 1996. Sales of various versions of Mini-M satellite terminals showed strong growth in 1997, with a total of 13,861 units sold, before subsiding in 1998, when 7,894 units were sold. In 1999, sales of the WorldPhone increased with the sale of 11,281 units. Based on INMARSAT registration data, Nera believes that it is one of the market leaders in terms of sales volume for INMARSAT Mini-M satellite terminals.

         Nera's INMARSAT B products include marine, fixed and portable applications for digital voice, data, facsimile and telex capabilities. Nera's INMARSAT B terminals offer bit rates of up to 16 kilobits per second (voice) and 64 kilobits per second (data), enough for four telephone channels and seven slow-speed video transmissions. The Company commenced sales of INMARSAT B products in 1994. Nera sold 1,177 INMARSAT B terminals in 1999, as compared to 1,066 INMARSAT B terminals in 1998 and 1,142 INMARSAT B terminals in 1997.

         Nera's INMARSAT C products included applications for telex and slow-speed data transmission for marine and land mobile systems and for remote monitoring applications, such as scientific data gathering. INMARSAT C is the least technologically advanced of the INMARSAT standards and is not a priority for Nera.

         Nera's World Communicator, a terminal for the INMARSAT global area network digital service had significant order intake during the last quarter of 1999 with delivery starting during the second quarter of 2000.

         Nera sold approximately 12,839 INMARSAT marine and land mobile satellite terminals in 1999, of which approximately 88% were in the INMARSAT Mini-M series and approximately 9% were in the INMARSAT B series. In 1998, Nera sold approximately 7,200 INMARSAT marine and land mobile satellite terminals, of which approximately 86% were in the INMARSAT M series and approximately 11% were in the INMARSAT B series.

         In 1999, the marine market accounted for approximately 35% of Nera's satellite terminal sales. The owners of larger commercial vessels and navy fleets are the Company's principal end users, for which Nera also supplies, assembles and installs complete ship-borne telecommunications systems. In 1997, the Company formed Neratek, a joint venture with Ratek ASA, to market Nera's INMARSAT terminals to the Norwegian maritime market.

         Land mobile and portable terminals accounted for approximately 50% of Nera's total satellite terminal sales in 1999, as compared to approximately 40% in 1998 and approximately 90% in 1997. The Company sells land mobile terminals primarily to customers in the United Kingdom, the United States and France, for use by those customers in overseas areas with less developed telecommunications infrastructures or in areas experiencing natural or political emergencies, and in the states of the former Soviet Union. In the land mobile market, Nera's principal customers are governmental organizations, U.N. organizations, news agencies and various aid and rescue organizations operating in developing countries.

         A number of future satellite systems are being planned or are in the early stages of implementation by Nera or others including ICO, Globalstar and Astrolink all are aiming to be in operation in the area of voice communications during the course of the next two to three years. The time-frame for these developments is, however, quite uncertain, due to the difficulty for many of these operations to obtain financing.

         In October 1998 Nera entered into an agreement with ICO Global Communications (Holdings) Ltd. for the delivery of handheld satellite telephones. The contract also includes delivery of equipment for maritime use of the telephone. The telephones subject to the contract are intended to operate on both the GSM and ICO systems. ICO has since reorganized its capital structure in a bankruptcy proceeding in Delaware. The Company believes that it is still in an excellent position to be a strategic supplier to ICO.

         The Nera Group is also working to establish a position in the future market for satellite systems aimed at stationary multimedia terminals. Together with partners with complementary technology, the Company is in the process of developing solutions for suppliers of these systems. Management expects that such stationary multimedia terminals will be developed to a large degree from systems for digital broadcasting, and partly as new broadband systems such as Astrolink and Spaceway. Management further believes there will be rapid growth and implementation of such systems over the next few years.

         The most important competitors in this market are large international groups, such as Ericsson, Northern Telecom, NEC and Samsung etc. The Nera Group is also involved in continued developments within the INMARSAT system, developments which tend toward the use of lighter and smaller terminals for high-speed data transfer via mobile terminals. In this area the Nera Group has carried out a number of studies and preparatory studies, and management believes that the Company is well positioned to become a supplier of this type of terminal.

         Gateways and Land Earth Stations. Nera designs, develops, manufactures and support gateways for satellite communications networks. To present, most of the satellite communications products and solutions developed by Nera have been designed for the INMARSAT system, currently the leading satellite-operator for Global Mobile Personal Communications Systems. Since Nera delivered its first INMARSAT-A gateway in 1982, Nera has introduced successive product generations for the INMARSAT-C, -B, -M, Mini-M and Aero systems. In 1999, Nera launched the INMARSAT M4 global area network gateways. Sales by Nera of gateways were NOK 161 million, NOK 130 million, NOK 137 million in 1999, 1998 and 1997 and in 1999 Nera believes it is the biggest vendor in the INMARSAT market with a global market share of 51%.

         Gateways, or land earth stations, form the interface between terrestrial telecom networks and the satellite system. Gateways are typically integrated systems consisting of antennas and RF equipment, satellite modems, traffic control computers, telephone/data switching equipment, terrestrial interface units and administrative systems for alarm-handling, station configuration and billing. A large satellite gateway can handle several hundreds of circuit-switched calls simultaneously, and thousands of packet-switched connections.

         Nera's earth stations now serve 136 ocean regions up from 109 ocean regions in 1998. This includes 12 INMARSAT Antenna/RF package and 11 Mobility Management systems (GRL-L). For the year 2000, Nera has contracts to deliver a further 30 Ocean Regions together with both INMARSAT IPDS Regional and Home LES.

         The following table sets forth the nature and location of the Company's 136 earth stations currently deployed and the 30 expected to be deployed by the end of 2000.

  ------------------------------------------------------------------------------
  SYSTEM (GATEWAY)                         SOR        DOR       TOR      TOTAL
                                                                          OR
  ------------------------------------------------------------------------------
  INMARSAT A                                7          7                  21
  ------------------------------------------------------------------------------
  INMARSAT C                                           3                   6
  ------------------------------------------------------------------------------
  INMARSAT AERO                             5          6         1        20
  ------------------------------------------------------------------------------
  INMARSAT AERO-I                                      2                   4
  ------------------------------------------------------------------------------
  INMARSAT M                                2          9         3        29
  ------------------------------------------------------------------------------
  INMARSAT B                                4          9         3        31
  ------------------------------------------------------------------------------
  INMARSAT Mini-M                           4          8         4        32
  ------------------------------------------------------------------------------
  INMARSAT m4 (GAN)                         1          5         4        23
  ------------------------------------------------------------------------------
  TOTAL                                    23         49        15       166
  ------------------------------------------------------------------------------

SOR:     Single Ocean Region
DOR:     Dual Ocean Region
TOR:     Triple Ocean Region

         Nera SatCom has been actively preparing itself for the expected growth of the satellite telecom industry, aiming at reiterating its success within INMARSAT, with new satellite projects. Nera SatCom has made significant investments during the last four years in product development to offer competitive solutions for the new satellite systems being planned and constructed in the market today.

         Nera has defined a generic Satellite Gateway Architecture for which we are continually developing and improving building blocks for use in our gateway products. Through the last four years Nera has been working on adding building blocks targeted towards the systems where Nera currently sees a market primarily the satcom systems which offer fixed/mobile Internet Protocol multimedia services, but also those offering narrowband handheld voice services. The building blocks are generic modules or subsystems, which are based on industry-standard development platforms, using industry-standard development tools and methods. Where Nera finds that it can add value to its customers, state-of-the-art satcom-specific technology is developed and integrated into the buildings blocks. All the building blocks incorporate solutions for redundancy, enabling Nera to design complete gateways with "no single point of failure." All the building blocks can be tied together by industry-standard interfaces. This approach enables Nera to offer anything from a complete turnkey system to any combination of subsystems tailored to the needs of the individual project. Nera can integrate both internally developed products and best-of-class components from third-party vendors, or take part as a subcontractor in somebody else's turnkey project.

         Airtime Billing Services. Until December 31, 1999, Nera provided airtime billing services, primarily for INMARSAT operators. Nera had approximately 3,800 airtime billing contracts with some 2,000 customers. Land mobile users constitute the majority of Nera's airtime billing sales. Nera collected satellite communications tariffs from users of maritime and land-based terminals and other maritime communications services and assumed responsibility for making payments to the relevant operators. Nera also provided value-added billing services, such as billing software, electronic mail and routing systems, and advice on cost-effective means of using INMARSAT and maritime communications services. In addition, Nera provided customized billing services for large customers. Nera's airtime billing services enabled it to interact with a large number of INMARSAT users and to improve its understanding of their equipment needs.

         On December 31, 1999, Nera sold its airtime billing services to an entity in which it retains 20% of the share capital.

1.4      BROADBAND ACCESS

         This business area was created in the first quarter of 2000. With the acquisition of one of the businesses from World Access in April 2000, this business area commenced operations. The goal of the broadband access business area is to supply businesses and consumers with products and services that provide high-capacity two-way data network access.

1.5      OTHER ACTIVITIES

         PRODUCTION

         Introduction

         Management believes that Nera's manufacturing expertise is an important attraction for customers and cooperation partners in the core business areas of Transmission Network and Satellite Communications. Although it is strategically important to have control of the manufacturing capacity and expertise in the manufacturing of standard electronics and mechanical equipment vital to such core business areas, it is more economically efficient to move towards a larger degree of purchasing from third party companies.

         To that end, management decided to divest Nera's operations in Singapore, to sell some of its production facilities and to concentrate on the production of advanced radio modules and clean room production processes. As a result, on July 1, 1999, Nera's operations in Singapore, including its production facilities there, were floated in an initial public offering on the Stock Exchange of Singapore under the name Nera Telecommunications Ltd. At the end of 1999, the Nera group had a 47.3% stake in Nera Telecommunications Ltd. In addition, Nera Electronics has signed an intentions agreement with Flextronics International AB concerning the sale to Flextronics of Nera's production facility in Oslo.

         Production Facilities

         The Production business area is primarily a supplier of manufacturing services to Transmission Network and Satellite Communications, but it also makes some deliveries to third parties. The Production business area consists mainly of Nera Electronics which is located in Norway and controls and owns the operating plants in Bergen and Asker.

         Nera Electronics has two main plants at Kokstad, outside of Bergen, which mainly produce high-capacity SDH and PDH radio transmitters and receivers. In addition to high-capacity radios, these plants produce mechanical equipment, circuit boards, antennae up to 3.5 meters in diameter and some military products. The largest customer for these plants is the Transmission Network business area. The Kokstad facilities also engage in manufacturing for a few third party customers. At present there are 348 employees at Kokstad.

         The production plant in Asker is located at Billingstad, near Oslo. The Billingstad plant mainly produces land-based and maritime satellite terminals and LES telephone exchanges. In addition to satellite terminals and gateways, the plant also produces circuit boards, various communications products relating to the transport sector (trains and vehicles), medical equipment, systems monitoring equipment and some military products. Billingstad's main customer is Nera SatCom AS. In addition, the Billingstad plant has some external customers operating in the areas of transport, medicine, the military and the power station industry. At present there are 115 employees at the plant in Billingstad.

         Until June 1997, the Company also leased a manufacturing facility in Risor, Norway (the "Risor facility"), which was used for the manufacture of low-capacity microwave radio transmission equipment. In June 1997, the Company sold the business of the Risor facility, including inventory and production equipment, to Kitron ASA, a Norwegian manufacturing company, for aggregate consideration of approximately NOK 114 million, a portion of which was in the form of a 23.2% of the share capital of Kitron ASA. In April 1999, Nera sold all holdings in Kitron ASA. However, Nera Electronics is still utilizing Kitron as a preferred supplier and Nera's PDH equipment and clean room modules for SDH continues to be produced in Kitron's Risor facilities.

         Manufacturing Operations

         The Company's manufacturing operations at its production facilities range from complete assembly of a particular product by one individual or a small group of individuals to semi-automated assembly lines for volume production of certain pieces of equipment. The Company makes extensive use of surface-mounted devices in the assembly of printed circuit boards. Because many of the Company's products include precision electronic components requiring close tolerances, the Company conducts test and inspection procedures throughout the manufacturing and assembly process. Final test procedures include quality control inspections, temperature and burn-in tests and factory acceptance tests on assembled equipment to simulate actual system configuration.

         NERA FINANS AS

         Nera Finans as was set up in March 1995 in order to handle the Nera Group's operational finance activities. Nera Finans AS has three employees, of whom two are employed at the company's branch in Dublin. The branch, which is the Group's treasury center, handles daily operational financial activities such as funding, foreign exchange transactions and guarantee issuance. The centralization of the operational finance activities has provided lower transaction costs, a reduced volume of borrowing and a managed risk profile.

         Nera Finans AS is also responsible for the Nera Group's sales support financing program, which involves arranging credits through the financial markets at home and abroad, as well as direct participation in the form of leasing, loans, and, in some cases, equity capital. As at 31 December 1999, Nera Finans AS has granted a total of NOK 156 million in loans in connection with the financing of various projects. In addition, as at 31 December 1999 there were guarantees provided to other credit institutions totalling NOK 36.9 million.

         In October 1997, and in connection with an order for radio link equipment from CNH de Venezuela, a corporation organized and doing business in Venezuela, Nera Finans AS provided financing of USD 5.5 million for the purchase of the equipment. The financing was later increased by USD 0.45 million. In addition, Nera provided a convertible loan of USD 0.875 million, which gave Nera a right to convert the loan into 10% of the shares in CNH (322,000 shares at USD
2.72 per share). During 1999 CNH's planned share issue and public listing were postponed because of increased financial uncertainty in Venezuela, caused mainly by a fall in the price of oil. This brought the development project to a standstill. In order to complete the project, in December 1999, Nera Finans AS assumed control of CNH de Venezuela. In February 2000, Nera Finans AS sold all its shares in CNH to New Global Telecom Inc., a US company. A new loan agreement was entered into backed by a guaranty to Nera from New Global Telecom for the full USD 10 million then owed by CNH de Venezuela. As of May, 2000, payments under the new loan agreement were current.

1.6      COMPETITION

         The Company's products face substantial competition from other telecommunications product lines and alternative telecommunications transmission media. Many of the Company's competitors have significantly greater financial, marketing and operating resources than the Company, as well as broader product lines.

         Nera's principal competitors in transmission equipment, systems and services are large telecommunications equipment suppliers that have a strong presence in the markets for transmission and switching equipment and that can supply all elements of telecommunications networks. Most of these suppliers have greater resources than Nera. Nera's major competitors in the market for transmission systems include: Alcatel Alsthom (France), NEC Corporation (Japan), Fujitsu Ltd. (Japan), Northern Telecom Limited (Canada), Bosch Telecom (Germany) and Siemens AG (Germany) and, Digital Microwave Corp. (United States) and Harris (United States). In the market for antenna systems, Nera's principal competitor is Andrews (United States). In addition, the Company faces competition from a number of niche players in certain markets, especially in the market for low-capacity microwave radio equipment. Competition between firms is based primarily on price and on a number of other factors, depending on the nature of the customer. For contracts with PTTs, competition is also generally based on technical merit, while ability to make rapid delivery typically is more important for contracts with newly established PTOs. Competition to supply telecommunications systems in developing countries and to new operators in any given market is often based on the ability to arrange development aid financing.

         Management believes that the market for radio link systems (radio equipment with accompanying third-party equipment and services) amounts to around USD 4,000 million.

Worldwide, three suppliers are each believed to have approximately 10% of the market (Ericsson, Alcatel and Siemens), while five to eight suppliers, including Nera, are believed to have market shares of approximately 5-8%. The other players in the transmission market are each believed to have market shares in the region of approximately 2%.

         The market for mobile satellite terminals and land earth stations is characterized by strong competition and by an increasing number of new suppliers. Nera's main competitors are: Japan Radio Corporation Ltd. (Japan); NEC Corporation (Japan); MTI Technology Corp. (United States); Atlas (Germany); Scientific Atlanta Inc. (United States); Thrane & Thrane (Denmark); SED Systems Inc. (Canada); Comsat Corporation (United States); Toshiba (Japan); Hughes Network Systems, Inc. (United States); Mobile Satellite Products Corp. (United States); Trimble Navigation (United States) and Magellan (United States). Competition in the markets for both mobile satellite terminals and land earth station systems is based primarily on technical merit and price. Other competitive factors include size, weight and ease of use for satellite terminals. Today the traditional market for INMARSAT products is mature. In the future, INMARSAT will probably face increased competition from new satellite systems, such as Globalstar, if and when financing solutions for these systems have been found. Growth prospects for the traditional products and services for the INMARSAT market are therefore still good. The traditional products will still be an important platform and reference point for future growth within new systems. The Company believes that its broad experience in supplying a variety of land earth stations and the operational reliability of its stations, together with its multiprocessor technology, make it a competitive supplier of land earth station equipment and complete land earth stations. While Nera believes there will be opportunities to supply equipment for new satellite communications systems as they become operational, there can be no assurance that the Company will be able to compete effectively in these markets.

         The pace of change in the telecommunications and satellite communications market is very fast. Nera has a strong position in the area of the INMARSAT system but the emergence of other satellite systems will affect INMARSAT's position in the future. However, the deployment of these others satellite systems have been delayed, primarily due to financing difficulties. As a result, INMARSAT products are having a larger life in the marketplace, without the expected competition from new systems. Against the background of Nera's expertise in the area of satellite communications, Nera is working to position itself in relation to the new satellite systems, both on the terminal side and the gateway side. Large investments in research and development will be required in the coming years to become a substantial player in this market.

         Future prospects

         In the years ahead, an important part of Nera's satellite business will be to deliver terminals and upgradings of gateways within the INMARSAT market. Included in this is INMARSAT's focus on the new high-speed data terminal M4 and later versions of the current INMARSAT products, niche markets in which it today has a strong position.

         Developments in the transmission market are currently being driven by the expansion of mobile services, the Internet and the growing demand for data transfer services. Although the traditional PDH (low capacity) market is still growing, demand for faster and larger transmission capacity will also lead to increased demand for radio link products and within two to three years SDH technology is also expected to gain ground in lower-capacity uses.

         The constantly growing traffic is also expected to lead to a sharp rise in high-capacity SDH systems of the CityLink type. An increased volume in terms of numbers of units is expected to compensate for price reductions for these products.

1.7      MARKETING AND DISTRIBUTION

         The Company has invested significant resources in order to expand its international market presence through the establishment of the Company's own distribution network in regions where the Company has previously sold products through local agents. The Company has wholly or partially owned subsidiaries in Norway, the United Kingdom, Germany, Singapore, Hong Kong, Brazil, Colombia, Mexico, Venezuela, India, and the United States, and markets its products in over 70 countries. The Company has sales offices, or representatives, in:
Moscow, Russia; Warsaw, Poland; Jakarta, Indonesia; Islamabad and Lahore, Pakistan; Johannesburg, South Africa; Beijing, China; Hanoi, Vietnam; Alicante, Spain; Amman, Jordan; Manila, the Philippines; Bangkok, Thailand; Kuala Lumpur, Malaysia; Dubai; United Arab Emirates and Buenos Aires, Argentina. In 1998 and 1999, the Company focused its marketing efforts on strengthening its subsidiaries in Latin America and its sales offices in Asia by increasing the number of sales engineers.

         The figures below show the geographical distribution of the orders received and sales of Nera in 1999.


                                         ORDERS RECEIVED BY
                                         GEOGRAPHICAL AREA IN 1999           TURNOVER BY GEOGRAPHICAL AREA IN 1999
--------------------------------------------------------------------------------------------------------------------
                                     (millions of NOK)           (%)         (millions of NOK)            (%)
                                     -----------------           ---         -----------------            ---
Asia                                             661            22.9                  681                24.6
Americas                                         630            21.8                  651                23.5
Rest of Europe                                   756            26.2                  662                23.9
Norway                                           268             9.3                  283                10.2
United Kingdom                                   424            14.7                  350                12.7
Oceania                                           52             1.8                   42                 1/5
Africa                                            97             3.4                   97                 3.5
--------------------------------------------------------------------------------------------------------------------
   Total                                       2,888             100                2,766                 100
                                               -----             ---                -----

         Transmission Networks

         Nera distributes its transmission equipment and systems through direct marketing from Norway and through Nera's regional sales offices and subsidiaries, as well as through selected agents. Sales of equipment for radio link systems and turnkey networks may also be made through other telecommunications network suppliers such as Lucent Technologies, Nokia and Ericsson. Nera's sales force consists of approximately 60 engineers and other employees involved in the sales process based in Norway and in various regional offices. Nera's sales representatives work with customers and the Company's engineering and manufacturing personnel to configure systems to meet specific customer requirements.

         Nera markets its microwave radio transmission equipment and systems throughout the world, principally in Southeast Asia, Norway, the United Kingdom, several countries in Western Europe, selected markets in eastern Europe (principally the Czech Republic, Poland, the former Yugoslavia and Russia), China, Latin America, the Indian subcontinent and sub-Saharan Africa.

         The Company expects that its CityLink products, which also are available for the SONET standard used in the United States, will present new opportunities for it in the U.S. and Canadian markets.

         Satellite Communications

         Satellite Terminals. Nera distributes its satellite terminals primarily through its subsidiaries in the United Kingdom, Germany and Southeast Asia and independent distributors in Southeast Asia, the United States, Europe and other regions. Management estimates that this network of subsidiaries and independent distributors, which serves approximately 70 countries, accounts for approximately 95% of the Company's sales of satellite terminals.

         Land Earth Stations. Because the market for land earth stations consists primarily of a small number of large projects requiring extensive technical support, Nera coordinates its sales and marketing activities for land earth station systems and equipment from its offices in Norway and through its associated companies in Southeast Asia, and prior to the sale in December 1999, also from its UK subsidiary.

1.8      SUPPLIERS

         The Company obtains components and subsystems for its products and projects from suppliers worldwide, and it seeks to use commercially available components and subsystems wherever practicable. Nera attempts to increase the number of common components across all its product lines to permit more efficient use of capital and more flexibility in logistics control. Logistics and process control techniques have assumed greater importance in Nera's manufacturing activities as the relative value of its products represented by materials has increased while that of labor has decreased. Nera therefore seeks to establish close cooperation with a limited number of approved suppliers.

         Certain components and subsystems for the Company's products can be obtained from only a limited number of sources. A significant interruption in the delivery of such items in a satisfactory manner could adversely affect the Company's ability to make timely deliveries of particular products.

         The most important components of Nera's products are application-specific integrated circuits ("ASICs"), which are designed by Nera for manufacture by third parties. Only a small number of suppliers in the United States, Japan and Europe manufacture ASICs suitable for the

Company's needs. While this market is currently competitive, it is possible that one supplier may come to dominate the market for ASICs. Any change in supplier may result in production delays for Nera as a new supplier's products are adapted to the Company's requirements. The Company takes measures to reduce its reliance on any one supplier by maintaining substantial inventories of the ASICs it requires, by obtaining such components from more than one approved supplier, to the extent practicable, and by maintaining relatively long-term contracts with its principal suppliers.

         The Company's microwave radio transmission equipment also incorporates microwave transistors, which can only be obtained from a small number of suppliers. The Company maintains substantial inventories of microwave transistors and seeks to maintain long-term contracts with its principal suppliers whenever practicable. When supplying turnkey transmission systems, the Company obtains certain equipment and facilities, such as towers, shelters, diesel generators, battery banks, solar cells and add-drop multiplexers, from subcontractors. In supplying turnkey land earth stations, the Company also obtains certain radio frequency equipment and antennas from outside suppliers located principally in the United States.

1.9      PRODUCT WARRANTY AND SERVICE; PERFORMANCE AND BID BONDS

         Although the terms of specific warranties vary, the Company typically warrants the performance of its goods for a period of one year following acceptance of such goods and/or two years following the shipment of such goods. Nera generally agrees to perform all warranty work at its own expense, including parts, labor and miscellaneous cost, such as travel to the site of repairs, shipment of goods to the Company and insurance. When carrying out its contracts, Nera typically posts a warranty bond, usually in the amount of 10% of the total value of a contract, at the time of provisional acceptance of goods by the customer; after the customer utilizes the goods for one year, the customer takes final acceptance and the warranty bond is canceled. Nera generally guarantees that it will stock spare parts for the goods sold for periods ranging from five years through fifteen years, depending upon the specific terms of the particular contract. At the end of 1999, the Company's reserve for warranty claims amounted to NOK 42.0 million.

         In addition, the Company issues bid and performance bonds in connection with many of its contracts, which may be called by customers in certain circumstances, such as where there is a major default in performance of a contract by Nera. As of December 31, 1999, the Company had NOK 171.8 million of bid and performance bonds outstanding. The Company has experienced no material losses to date in relation to any calling of performance bonds.

1.10     BACKLOG

         The following table indicates the amount of unfilled customer orders for the Company's products as of the dates indicated:

                                                                     December 31,
                                            ---------------------------------------------------------------
                                                1995          1996         1997        1998        1999
                                              --------      --------     --------    --------    --------
                                                                  (NOK in millions)
       Backlog                                 1,124          1,536       1,375       1,336        998

         These figures reflect only those orders believed to be firm, based on executed contracts and that portion of long-term contracts which had been released for production but which were incomplete as of the applicable date. Amounts contained in backlog for any contract or order may not represent the total amount of such contractor order. Anticipated, but not yet firm, orders are not included within backlog but are taken into account in determining the Company's available production capacity. During the first six months of 1998, the order backlog was reviewed and individual orders were removed or reduced with a total reduction of NOK 300 million. The sales of Nera TMN and Power Network Communications also contributed to the reduction of backlog. The foregoing backlog figures through 1998, include an estimated amount of airtime billing sales for airtime billing services rendered, but not yet billed, as of the relevant date. Approximately NOK 113 million of estimated airtime billing sales are included in the backlog figure for December 31, 1998 and approximately NOK 192 million and NOK 169 million are included in the figures for December 31, 1997 and December 31, 1996, respectively. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of Nera Communications in Singapore and of the Airtime billing business in the UK. As a consequence of these sales, the order backlogs of these entities were no longer included in the order backlog of Nera. The value of this order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turn-key contracts registered as order backlog. The amount of the Company's backlog as of any date does not otherwise reflect expected sales for any period.

         Nera believes that approximately 80% of its backlog as of December 31, 1999 will be shipped during 2000.

1.11     RESEARCH AND DEVELOPMENT

         General

         Nera operates in businesses characterized by extremely rapid technological change. As a result, the Company devotes substantial resources to research and development for its products and services in order to remain competitive. The Company conducts an active research and development program focused on strengthening its existing products and systems and on developing new products and systems. Nera seeks to identify products and systems that are, or are expected to be, needed by substantial numbers of customers worldwide and to allocate a greater share of its research and development resources to areas it expects to have significant potential for future benefits to it. In addition, Nera engages in research and development activities that are not specifically tied to any one of its products but that are expected to generate benefits in the longer term throughout its business. The most important of these projects is the Company's ongoing research into the miniaturization and standardization of many of the components of its products. The Company also devotes substantial resources to the improvement of its manufacturing processes.

         Nera's research and development efforts are largely decentralized, with each unit within the Company managing its own research and development activities. Each unit has dedicated technical staff and facilities and manages all key technologies relevant to it. To encourage cooperation and to stimulate joint research and development projects, representatives of the research and development teams from each unit form a Company-wide technology board, which provides a means by which management allocates resources to the projects that the Company believes to have potential for greatest return. In addition, Nera has a small centralized research and development team of approximately 20 engineers and scientists engaged in research and develop activities not specifically tied to any unit of the Company. Nera also cooperates with a number of Norwegian research institutes and is also a member of the European Telecommunications Standards Institute (ETSI).

         The Company's net research and development expenditures (excluding customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes) have accounted for approximately 6.6% to 8.6% of its sales from 1997 through 1999. The Company intends to maintain research and development expenditure of approximately 6.0 to 9.0% of the Company's sales in order to maintain its technological expertise. It also concentrates its research and development spending on areas where it already possesses substantial know-how and for which it believes there are markets internationally. Nera has financed its research and development activities primarily from internally generated funds, although some funding is obtained from customers and the Norwegian government. While grant funding, particularly from the Norwegian government, has been a significant source of product development funds in the past (amounting to NOK
7.9 million, NOK 9.3 million and NOK 14.3 million in 1999, 1998 and 1997, respectively) the Company does not expect that grants will be a significant source of funding in the future.

         The following table sets forth Nera's total research and development expenditures (shown inclusive and net of research grants) for each of the past three years. All research and development costs incurred by Nera are charged as expenses as and when they are incurred and research and development acquisition costs are capitalized. Figures exclude customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes.

                                                                      Year Ended December 31,
                                                       ----------------------------------------------------
                                                              1997            1998             1999
                                                            --------        --------         --------
                                                               (NOK in thousands, except percentages)
Gross Research and Development (1)                            218,514           209,635          245,706
         % of sales                                               7.4%              6.9%             8.9%
Net Research and Development (2)                              204,255           200,367          237,817
         % of sales                                               6.9%              6.6%             8.6%

----------------------------
(1)      Includes research grants.
(2)      Net of research grants.

         Transmission Networks

         Nera engages in a continuous program of research and development to expand its range of microwave products and has a number of products currently under development. Nera is expanding the frequency range of its high-capacity SDH products from a current high frequency of 13GHz to 15, 18, 23 and 26GHz, principally for use in urban areas. Nera's line of SDH products also has an STM-1 co-channel dual polarization radio which is designed to permit better utilization of the frequency spectrum. In addition, Nera is developing STM-0 class radios, with capabilities of 51 megabits per second, that would facilitate the integration of small spur telecommunications links into large SDH networks. Nera aims to replace its current STM-1 radios with a new family of radio utilizing Nera's CityLink technology. The Company is also engaged in studies relating to STM-4 radios, which would have a capacity of 625 megabits per second (equivalent to 8,000 telephone lines).

         In 1999 total research and development expenditures in Transmission Network amounted to NOK 104 million, which represents approximately 7% of the turnover of the business area. In 1997, 1998 and 1999, substantial research and development expenditure was put into the development and completion of CityLink and the continued development of the SDH products.

         Satellite Communications

         In 1999, research and development expenditure within the Satellite Communications business area focused on the further development and introduction of the Nera World Communicator, the 64KB portable ISDN terminal for INMARSAT global area network M4 service, as well as the supply of gateway structure, for this service. Substantial expenditure was also made in connection with the further development of products for the INMARSAT M4 and INMARSAT 3 systems.

         Net research and development expenditures amounted to NOK 90.7 million in 1999, which was equivalent to 10.1% of the turnover of the business area. In Satellite Communications there are approximately 110 people working in research and development.

         Through a substantial investment in research and development the Nera Group has developed what management believes are technologically leading products in the area of satellite communications with a large degree of ownership of the technology and thus control over its own products. Changes in the market, including reuse of technologies from land-based communications such as GSM, require increased use of partnerships on certain technologies combined with a big effort to maintain a lead in selected technologies such as radio and modem technology, miniaturization, real-time software, user interfaces and satellite systems integration.

         Future prospects

         In the years ahead, an important part of the Nera Group's satellite business will be to deliver terminals and upgrades of gateways within the INMARSAT market. Included in this is INMARSAT's focus on the new high-speed data terminal M4 and later versions of the current INMARSAT products. A public and restructured INMARSAT is expected to give priority to niches, in which it today has a strong position, and in which the Nera Group should possess the right qualifications to compete. The ambition of the Nera Group is to maintain a profitable and attractive business within the INMARSAT market also in the years ahead.

1.12     INTELLECTUAL PROPERTY

         Given the rapid pace of product development and the short product life cycles in its principal businesses, Nera formerly did not attempt to secure patent protection for its products and processes. The Company has changed its policy regarding patent protection in view of an increasing trend in the telecommunications industry to seek patent protection for products and processes. The Company has applied for patent protection for several product and process developments within its Transmission Network and Satellite Communications business areas.

         Nera has applied for trademark protection for the Tele-Scada name. Nera has also applied for trademark protection for the Nera logo in 70 countries, and has obtained such protection in approximately 30 countries.

1.13     REGULATION

         International Standards

         The telecommunications industry is to a large extent regulated by internationally agreed standards. The common standards are set for the purpose of linking networks and services and ensuring the interoperability of equipment on an international basis. In addition, the use of frequency spectrum for wireless communication is also regulated by international agreement. In designing and developing its products, Nera complies with all material regulations and standards relevant in the markets in which it operates. The main standard setting bodies are international organizations such as the ITU and ETSI. Certain organizations such as INMARSAT can also operate as de facto standard setting bodies. The standards set for the telecommunications industry by such bodies are made in conjunction with feedback received from telecommunications operators and, to a lesser extent, from producers of telecommunications products, such as Nera.

         Environmental Matters

         The Company's manufacturing operations are subject to various laws governing the protection of the environment. These laws and regulations are subject to change, and such change may require the Company to improve technology or incur expenditures to comply with such laws and regulations. The Company believes that it complies in all material respects with applicable environmental laws and regulations and does not expect that any costs incurred in connection with complying with such laws and regulations will have a material effect on the Company's results of operations, financial position or liquidity.

         The Company's most important manufacturing facilities are located in Norway, which has comprehensive and stringent environmental regulatory frameworks. The Company uses certain materials and processes that may be hazardous to the environment. Pursuant to Norwegian environmental regulations, the Company is required to carry out regular tests for water pollutants in respect of the Bergen facility and to file an annual pollution report with the Statens Forurensningstilsyn, the Norwegian environmental agency, detailing the level of pollution produced by the Company. Nera believes that it is in material compliance with acceptable pollution limits.

         Export Licenses

         The Company's operations in Norway are subject to Norwegian export license requirements. Export licenses are required only for the Company's high-capacity microwave radio transmission equipment. The Norwegian export control authorities grant export licenses for products after scrutinizing military end-users, end user countries where there is a war or warlike conditions or countries known for their violations of human rights or support of international terrorism. The Norwegian export license requirements have not materially restricted the Company's ability to make export sales.

         Because the Company is given access on an open license basis to certain high-technology products having their origins in the United States, the Company is subject to compliance with the U.S. Export Administration Regulations. Since 1986 the Company has maintained an internal export control program under which it has achieved compliance with such regulations. These regulations have not materially restricted the Company's ability to make export sales.

1.14     EMPLOYEES

         At December 31, 1999, Nera had 1,406 employees. The Company's future performance will depend in part on its ability to attract and retain highly skilled employees.

1.15     FACTORS AFFECTING THE COMPANY'S BUSINESS

         Intense Competition from Alternative Products and from New Suppliers

         Competition is intense among providers of telecommunications equipment and systems and is increasing as a result of the entry into the market of many new suppliers and telecommunications equipment and systems. The Company's products face substantial competition from other telecommunications products and alternative telecommunications transmission media. Many of the Company's competitors have significantly greater financial, marketing and operating resources than the Company, as well as broader product lines. See "Competition" above.

         Dependence on Timely Development of New Products in Response to Rapid Technological Changes

         The technology underlying the Company's products is subject to significant and rapid changes. Because of the significant technological changes that have taken place in the telecommunications industry and those that may occur in the future, the Company's business is dependent on whether the Company can design, develop, manufacture and market competitive products in a timely manner. As a result, the activities of the Company require significant expenditure on research and development, which has accounted for approximately 6.6% to 8.6% (net of grants) of the Company's sales from 1997 through 1999. Any prolonged delay or substantial cost overruns in the Company's research and development efforts could impair the Company's ability to introduce new products, which could adversely affect the Company's results of operations.

         The introduction of new technologies has resulted and may in the future result in delays in the production of the Company's products. Any prolonged delay in the Company's production processes could impair its ability to deliver its products in a timely manner, which could adversely affect the Company's results of operations.

         Dependence on Existing INMARSAT Services; Maturity of Market

         The Company's mobile satellite communications products are designed to operate under the INMARSAT systems, which currently offer the only global mobile satellite communications network in full operation. Mobile satellite communications products are undergoing a period of rapid technological change, as a number of prospective operators seek to introduce alternative worldwide mobile satellite communications systems that would permit the use of handheld terminals. If these operators are successful, such new systems may supersede the current INMARSAT system as the preferred carriers of global mobile satellite communications traffic. If the Company were unable to design, develop or manufacture the necessary equipment for such new systems, its ability to compete in the market for mobile satellite communications products would be adversely affected. Further, the traditional market for INMARSAT products is mature.

         Exposure to Delays in Payments on Large Contracts

         Some of the Company's contracts involve large purchase prices. Any delays in payment under such contracts could adversely affect the availability of funds for the Company and may result in the need for additional borrowings to fund current operations. Additionally, any delays in, or cost overruns relating to, the Company's performance under these contracts may have adverse period-on-period earnings effects and result in the incurrence of contractual penalties.

         Dependence on Single Manufacturing Facilities

         The Company's manufacturing activities with respect to its satellite communications equipment currently take place in production facilities in Asker (near Oslo), Norway and, on an as-needed basis, in Singapore. The Company's manufacturing activities with respect to its microwave transmission equipment and systems currently take place in production facilities in Bergen, Norway and in Luton, England. A significant interruption of production at any of these facilities could result in a material loss of customers and sales.

         Risks Related to the Expansion of Operations

         The Company's strategic objective is to give investors a competitive return on investment through profitable growth in selected areas of the telecommunications equipment and services market. The aim is to finance the generic growth with cash flows from operations. Share issues may also be used, particularly in connection with mergers/acquisitions. The Company's expansion may require the Company to implement a variety of additional systems, procedures and controls to manage higher inventory levels and working capital requirements. There can be no assurance that such expansion will be successfully completed. The Company's expansion may cause a significant strain on the Company's management, financial and other resources. There can be no assurance that sales will remain at, or increase above, recent levels or that the Company's systems, procedures or controls will be adequate to support the Company's operations. If the Company is unable to manage its expansion effectively, its business and results of operations could be adversely affected.

         Dependence on Significant International Operations

         International sales represented approximately 89.8% of the Company's total sales in 1999. In 1999, the Company made a substantial portion of its sales in Europe, Latin America and Asia. International sales expose the Company to certain risks, including the difficulty and expense of maintaining foreign sales distribution channels, political instability, availability of suitable export financing and currency fluctuations.

         Exposure of Results to Currency Fluctuations

         As an international group, the Nera Group is exposed to major exchange fluctuations between currencies. It is Nera Group policy to avoid or reduce such risk by using various financial instruments. Changes in the relative strengths of different currencies also affect the international competitive picture. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operation B Liquidity and Capital Resources."

         Internal Management and Control

         The Nera Group is a group of about 1,400 employees and is established in 24 countries. This imposes strict requirements on internal management and control systems within the organization. The Nera Group also operates in several business areas.

         Loss of Key Personnel

         The Nera Group will always be dependent on being at the leading edge of technological trends. This requires the Nera Group to have the ability to attract staff with superior skills in the core businesses of the Group. Loss of key personnel will similarly mean the loss of vital expertise which may in turn, have a negative effect on Nera Group operations.

ITEM 2.  DESCRIPTION OF PROPERTY

         As of December 31, 1999 Nera had production facilities in Bergen and Asker (near Oslo) Norway and in Luton, England. These facilities were leased by the company and encompassed approximately 22,000 square meters of workshops for electronic, electrical and mechanical engineering and manufacturing. The following table gives the location and general character of the principal plants and properties that were owned or leased by the Company and its subsidiaries as of December 31, 1999:


        LOCATION                       PRINCIPAL ACTIVITIES                    TITLE             AREA
        --------                       --------------------                    -----             -----
Bergen, Norway             Headquarters; production of microwave             Leasehold         20,000m(2)
                           transmission equipment and systems               Expires 2011
                                                                          with option to
                                                                           extend to 2026


Bergen, Norway             Office space                                      Leasehold         4,000m(2)
                                                                            Expires 2003


Asker, Norway              Production of satellite terminals, land           Leasehold         20,000m(2)
                           earth station equipment and power systems        Expires 2008
                           telecommunications equipment


Luton, England             Office space, production of access radio          Leasehold
                           equipment                                        Expires 2008       2,800m(2)

         In 1999, the Company paid an aggregate of NOK 48.7 million in periodic rental payments on its principal plants and properties.

ITEM 3.  LEGAL PROCEEDINGS

         There are no pending legal proceedings to which Nera or any of its subsidiaries is a party or to which any of their properties is subject which, either individually or in the aggregate, are expected by the Company to have a material adverse effect on its consolidated financial position, liquidity or results of operations.

ITEM 4.  CONTROL OF REGISTRANT

         As far as is known to Nera ASA, it is not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change in its control.

         As of December 31, 1999, Folketrygdfondet and Orkla ASA owned 10.71% and 10.62% respectively, of the Company's ordinary shares, nominal value NOK 2 each (the Company's sole class of voting securities outstanding on such date). As of the same date, the directors and officers of Nera as a group owned 212,825 ordinary shares.

ITEM 5.  NATURE OF TRADING MARKET

         The principal trading market for Nera's ordinary shares is the Oslo Stock Exchange, where they have been listed since January 1995 under the symbol "NER". American Depositary Shares, each representing one ordinary share, have been traded since June 28, 1995 on The National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") system under the symbol "NERAY". As of June 15, 2000, the Company's ordinary shares were held of record by 35 U.S. holders (including the Depositary in respect of the American Depositary Shares), who together held approximately 1.7% of the Company's ordinary shares outstanding at that date.

         The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary shares on the Oslo Stock Exchange and for the American Depositary Shares on Nasdaq.

                                         Oslo
                                     Stock Exchange                                       Nasdaq
                                     --------------                                       ------

                                    High               Low                          High               Low
                                    ----               ---                          ----               ---

                                        (in NOK)                                        (in USD)
1998
----
First Quarter......................42.13             25.96                         5.500            3.3750
Second Quarter.....................30.43             16.83                         4.375            2.3125
Third Quarter......................19.30              8.80                         2.625            1.1250
Fourth Quarter.....................12.60              6.50                         2.000             1.000

1999
----
First Quarter......................16.90             10.50                         2.375             1.375
Second Quarter.....................21.70             15.10                         3.000             1.875
Third Quarter......................23.10             17.80                         3.000             2.375
Fourth Quarter.....................38.00             17.20                         4.750             2.313


ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Under Norwegian foreign exchange controls, transfers of capital to and from Norway are not subject to prior government approval, except for the physical transfer of payments in currency, which is restricted to licensed banks. Consequently, a non-resident of Norway may only receive dividend payments without a Norwegian exchange control consent if such payment is made through a licensed bank.

     Under the Norwegian Acquisition of Business Act of 1994, acquisitions of shares, whereby the acquiring person, entity or group becomes owner of more than one-third, one-half or two-thirds of the share capital or voting rights of Nera ASA must be notified to the Ministry of Industry, which may impose conditions upon the acquiring person, entity or group or Nera ASA and, if public policy so mandates, require the acquiring person, entity or group to resell the acquired shares.

ITEM 7.    TAXATION

     GENERAL

     The following is a general summary of the principal Norwegian and United States federal income tax consequences of the ownership and disposition of American Depositary Receipts evidencing American Depositary Shares ("ADRs") and/or ordinary shares ("Shares") to a beneficial owner of ADRs or Shares who is a citizen or resident of the United States, a United States domestic corporation, an estate the income of which is subject to United States federal income tax without regard to its source or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and who is not a resident of Norway (a "U.S. Holder"). This summary is based (i) on the tax laws of the United States and Norway, the income tax convention between the United States and Norway (the "Convention") and interpretations thereof by the relevant tax authorities that are currently in effect, all of which are subject to change, and (ii) in part on representations made by the Depositary and assuming that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summary applies only to U.S. Holders who hold ADRs or Shares as capital assets and does not address certain classes of persons (such as tax-exempt entities, certain insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, investors liable for alternative minimum tax, persons who hold ADRs or Shares as part of hedging or conversion transactions, persons whose functional currency is not the U.S. dollar and persons who own, directly or indirectly, at least 10% of the outstanding voting stock of Nera) that may be subject to special rules.

         In general, and taking into account the earlier assumptions, for United States and Norwegian tax purposes, U.S. Holders of ADRs will be treated as the owners of the Shares represented by the ADRs. Unless otherwise stated below, the Norwegian tax consequences and the United States federal income tax consequences discussed below should apply equally to U.S. Holders of ADRs and U.S. Holders of Shares.

         NORWAY

         Taxation of Dividends

         Under Norwegian tax law, dividends paid to foreign shareholders of Norwegian corporations are, unless otherwise provided for in an applicable tax treaty, subject to a withholding tax in Norway of 25%. Pursuant to the Convention, the maximum rate of withholding tax is 15% on dividends paid by a Norwegian corporation to a person resident (for purposes of the Convention) in the United States, provided that such person does not have a permanent establishment in Norway with which the dividends are effectively connected. The 15% withholding rate will apply to dividends paid on Shares held directly by U.S. Holders who properly demonstrate to the Company and to the Norwegian tax authorities that they are entitled to the benefits of the Convention. Additionally, the 15% withholding tax rate will also apply on dividends paid to the Depositary, but only if the Depositary has obtained a consent in advance (upon fulfillment of certain conditions) from the Norwegian Tax Directorate. If such consent is not obtained in advance, dividends paid to the Depositary will be subject to withholding at the 25% rate. U.S. Holders of ADRs who believe they are entitled to the benefits of the Convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%. The application is to be filed with the Norwegian Tax Directorate. However, there is some uncertainty as to whether and when such a refund may be obtained.

         The Company intends to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the Convention for those U.S. Holders who are entitled to them. The Company will exercise its right under the Deposit Agreement to reasonably request from the Depositary such information from its records to enable the Company to file such reports.

         If, however, the recipient of a dividend is a U.S. Holder who, it is determined, is engaged in a business activity taxable in Norway and the Shares or ADRs with respect to which the dividend is paid are effectively connected with such activity, then the amount distributed to such U.S. Holder will be treated as taxable domestic dividend income in Norway, subject to the provisions of the Convention, where applicable.

         Taxation of Dispositions

         A U.S. Holder normally is not taxed in Norway on gains from the sale or other disposal of Shares or ADRs. A U.S. Holder may, however, be subject to taxation if the shareholding is effectively connected with a business carried out by the U.S. Holder through a permanent establishment in Norway. In addition, a U.S. Holder may be subject to taxation on gains if the U.S. Holder is an individual who has been a resident of Norway for income tax purposes and the disposal takes place within five years after the calendar year in which such U.S. Holder ceased to be a resident of Norway. Under the Convention, gains realized by a resident of the United States from the sale or other disposal of Shares or ADRs generally are not subject to Norwegian taxation unless the shareholding is effectively connected with a permanent establishment in Norway or the U.S. Holder is an individual who (i) maintains for at least 183 days during the taxable year a fixed base in Norway with which such gains are effectively connected or (ii) is physically present in Norway for at least 183 days during the taxable year. The same rules apply to gains realized upon complete liquidation of the Company or upon redemption of Shares. Repayment in connection with a reduction of the share capital by reducing the nominal value of the Shares is, however, subject to withholding tax as dividend distribution, if exceeding paid-in capital.

         Deposits and withdrawals of Shares in exchange for ADRs will not result in taxable gain or loss for Norwegian tax purposes.

         Transfer Tax

         There is currently no Norwegian tax on the transfer of shares. Transfers of Shares, however, may be subject to nominal registration fees.

         Inheritance Tax

         When Shares are transferred, either through inheritance or as a gift, such transfer may give rise to inheritance tax in Norway if the deceased, at the time of death, or the donor, at the time the gift is made, is a resident or citizen of Norway. However, if the deceased, at the time of death, is not a resident of Norway but rather a citizen of Norway, Norwegian inheritance tax will not be levied if inheritance tax, or a similar tax, is levied in the country of residence. Irrespective of residency or citizenship, Norwegian inheritance tax may be levied if the Shares are effectively connected to a permanent establishment in Norway.

         Property Taxes or Similar Taxes

         Norway does not levy any property tax or similar tax on Shares. A U.S. Holder of Shares is not subject to Norwegian wealth tax with respect to such Shares, unless the U.S. Holder is an individual and his shareholding is effectively connected with a business carried out by the U.S. Holder through a permanent establishment in Norway.

         UNITED STATES

         Taxation of Dividends

         For United States federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be included in the gross income of a U.S. Holder as dividend income on the day the distribution is actually or constructively received, but will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend paid in Norwegian kroner will be equal to the U.S. dollar value of the kroner on the date of receipt by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADRs, regardless of whether the payment is converted into U.S. dollars. If the kroner received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the kroner amount equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. Holder on the subsequent sale or disposition of kroner will generally be United States source ordinary income or loss.

         Subject to certain limitations, any Norwegian tax withheld in accordance with the Convention will be treated as a foreign tax that U.S. Holders may elect to deduct in computing their United States federal taxable income or credit against their United States federal income tax liability. Any additional withholding tax in excess of the rate applicable under the Convention generally will not be eligible for such deduction or credit. See "Norway Taxation of Dividends," above, regarding the availability of a refund of such additional withholding tax. For foreign tax credit purposes, dividends paid by the Company will generally be foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income."

         Taxation of Dispositions

         A U.S. Holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of Shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis in the Shares or ADRs. Such gain will generally be United States source gain, and such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such Shares or ADRs exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20%.

         Deposits and withdrawals of Shares in exchange for ADRs will not result in taxable gain or loss for United States federal income tax purposes.

ITEM 8.   SELECTED CONSOLIDATED FINANCIAL DATA

         The following Selected Consolidated Financial Data have been derived from the Company's Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers, independent accountants, through December 31, 1998 and by Arthur Andersen, independent accountants, for the year ended December 31, 1999. The Selected Consolidated Financial Data for each of the years in the five-year period ended December 31, 1999 have been derived from the audited financial statements of Nera. The Selected Consolidated Financial Data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 should be read in conjunction with, and are qualified in their entirety by reference to, the Selected Consolidated Financial Statements, including the Notes thereto, that are included elsewhere in this Annual Report. Unless otherwise indicated, the Consolidated Financial Data of the Company are stated on the basis of Norwegian GAAP, which varies in certain respects from U.S. GAAP. See Note 23 of Notes to the Consolidated Financial Statements for a description of the differences between Norwegian GAAP and U.S. GAAP that are significant to the Company's Consolidated Financial Statements for 1997, 1998 and 1999 for the reconciliations of net income and shareholders' equity from Norwegian GAAP to U.S. GAAP for each of such years.


                                                                      YEAR ENDED DECEMBER 31,

                                   -----------------------------------------------------------------------------------------
                                       1995            1996            1997          1998(1)         1999            1999
                                   ------------     ------------    -----------    -----------     ----------    -----------
                                        NOK             NOK            NOK             NOK            NOK           U.S.$

                                                                                                                  (UNAUDITED)
OPERATING REVENUE
Sales............................    2,367,072        2,629,727      2,971,053       3,034,671      2,765,777       345,291
Cost of materials................
                                     1,314,629       -1,332,741     -1,367,091      -1,382,705     -1,067,973      -133,330
Changes of inventory of work in
     progress and finished goods.       60,084           13,088         33,678          -4,387        -19,357        -2,417
Payroll expense..................     -540,450         -635,307       -715,067        -747,732       -657,307       -82,061
Depreciation.....................      -56,010          -78,542        -86,868         -71,170        -58,667        -7,324
Other operating expense               -333,058         -424,434       -701,573        -952,027       -786,025       -98,130
Operating income (loss) before
     Restructuring gain and loss.      183,009          171,791        134,132        -123,350        176,448        22,028
Restructuring gain and loss......                                                     -171,750        112,807        14,083
Operating income (less)..........      183,009          171,791        134,132        -295,100        289,255        36,112
Net financial items..............      -29,356          -31,632        -35,900         -94,315          7,546           942
Income (loss) before taxes.......      153,653          140,159         98,232        -389,415        296,801        37,054
Income (loss) tax expense........      -36,922          -38,280        -20,036          63,337        -89,223       -11,139
Net income (loss)................      116,731          101,879         78,196        -326,078        207,578        25,915

Earnings per ordinary share
      (basic)....................         1,92             1,55           1,19           -4,49           2,16          0,27
Earnings per ordinary share
     (fully diluted).............         1,91             1,55           1,19           -4,49           2,15          0,27
Cash dividends declared per
      ordinary share.............          0,5              0,5            0,5             0,0            0,0           0,0

Approximate amounts in accordance
with

     US GAAP

Net income.......................      114,187           96,524         35,989        -283,590        188,743        23,563
Basic earnings per share.........         1,88             1,47           0,55           -3,90           1,96          0,24
Diluted earnings per share.......         1,87             1,47           0,55           -3,90           1,96          0,24

SELECTED CONSOLIDATED
BALANCE SHEET DATA
Amounts in accordance with
Norwegian GAAP

Cash and cash equivalents........      129,851          109,083        124,720         232,677        481,534        60,117
Short term receivables...........      698,777          987,394      1,284,313       1,331,277      1,038,395       129,657
Short term investments...........                                                       34,372          2,300           287
Investment.......................      541,732          564,633        555,109         431,698        309,322        38,617
Long term receivables and others.       42,016           96,678        251,954         192,083        271,291        33,869
Intangible assets................       46,012           65,466         58,013          70,299         28,782         3,593
Property, plant and equipment,
net..............................      316,020          291,672        253,113         212,555        141,191        17,627
Total assets.....................    1,774,408        2,114,926      2,527,222       2,504,961      2,272,815       283,747

Current Liabilities..............      772,115          819,977      1,055,486       1,092,363        968,269       120,883
Long-term liabilities............      319,623          537,992        680,993         627,333        335,038        41,627
Shareholders equity..............      682,670          756,957        790,743         785,265        969,508       121,037
Total liabilities and
shareholders' equity.............    1,774,408        2,114,926      2,527,222       2,504,961      2,272,815       283,747


Approximate amount in accordance
with US GAAP

Shareholders equity..............      727,226          796,158        827,478         778,372        983,197       122,746


 (1) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

         EXCHANGE RATES

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Norwegian krone against the U.S. dollar, based on the Noon Buying Rate and expressed in Norwegian kroner per U.S. dollar.


                                      AT END            AVERAGE
         CALENDAR YEAR             OF PERIOD            RATE(1)             HIGH             LOW
         -------------             ---------           --------             ----             ---
         1995...........................6.32              6.31              6.81             6.12
         1996...........................6.38              6.45              6.62             6.30
         1997...........................7.37              7.10              7.76             6.34
         1998...........................7.58              7.55              8.32             7.31
         1999...........................8.01              7.84              8.10             7.11

         (1) The average of the Noon Buying Rates on the last business day of each full month during the calendar year.

         Fluctuations in exchange rates between the Norwegian krone and the U.S. dollar will affect the U.S. dollar equivalent of the Norwegian krone price of the Shares traded on the Oslo Stock Exchange and, as a result, may affect the market price of the American Depositary Shares or the Shares in the United States. Such fluctuations will also affect the U.S. dollar amounts received by holders of American Depositary Shares on conversion by the Depositary of any cash dividends paid in Norwegian kroner on the Shares represented by the American Depositary Shares. For information regarding currency fluctuations, see Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations C Currency Fluctuations."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Nera has grown significantly in recent years, in response to market trends that have increased worldwide demand for telecommunications equipment and infrastructure. This growth has imposed a significant strain on the Company's resources, particularly its financial resources, as the Company has made substantial efforts and expenditures to increase sales to meet demand. Among other things, Nera has invested significant resources in research and development in order to maintain its technological expertise and renew its product lines. The Company's research and development expenditures amounted to NOK 237.8 million, NOK 200.4 million and NOK 204.3 million (net of grants) in 1999, 1998 and 1997, respectively. Nera expects that it will be required to maintain similarly substantial amounts in research and development activities in order to maintain the competitiveness of its products. The Company has also incurred substantial expenditure to increase its production capacity (amounting to NOK 3 million in 1999, NOK 10 million in 1998 and amounting to NOK 18 million in 1997) and has made significant efforts to expand its international market presence, particularly in Southeast Asia and Latin America. Together, these efforts have required expenditures over the three years ended December 31, 1999 that are substantially in excess of cash generated by continuing operations in those years. See "-- Liquidity and Capital Resources." In response to these Developments, in 1997 the Company initiated a number of measures, including the disposal of a number of non-core activities, aimed at boosting Nera's profitability and cash generation capability. The Company continued this trend in 1998 and 1999 with further disposals of non-core activities and a renewed focus on its remaining areas.

         On February 1, 1997, Nera implemented a corporate reorganization (the "1997 Reorganization"), pursuant to which the Company streamlined its five former business units (Transmission Systems, Mobile Satellite Communications Systems, Special Telecommunications Systems, Contract Manufacturing and Other Businesses) into three broad business areas (Transmission Systems, Satellite Communications and Dedicated Communications). Pursuant to the 1997 Reorganization, Nera incorporated its power line communications businesses within Transmission Systems. This business was sold in March 1998 for shares in the acquiring company.

In addition, the Company continued the planned reduction of its contract manufacturing activities as part of its ongoing program of increasing radio link production capacity. As part of the 1997 Reorganization, Nera's business communications (ViSAT) business was incorporated into the Satellite Communications business area, and Contec, the Company's engineering consultancy, was incorporated into the Dedicated Communications business area. Nera's Infotema subsidiary, which provided corporate profiling and imaging services, among other things, was wound up and sold for minimal consideration.

         On April 1, 1998, Nera implemented a further reorganization (the "1998 Reorganization"), pursuant to which Nera ASA became a holding company with four operating subsidiaries; Nera Networks AS (comprising the Transmission Systems business area other than the TMN business); Nera SatCom AS (comprising the Satellite Communications business area); Nera Electronics (comprising Nera's production operations) and Nera TMN AS (comprising Nera's TMN business). Nera's Norwegian subsidiaries in the Dedicated Communications business area (Contec, Infotema and Mobildata) remained independent subsidiaries under Nera ASA; the other businesses in the business unit (Datacomm, Electrical/CATV and cables) remained in Nera's Southeast Asian operations. The 1998 Reorganization did not affect the business area structure put into place as part of the 1997 Reorganization. Instead, the 1998 Reorganization was aimed at facilitating improved financial control within, and providing stronger strategic focus for, each of those business areas. The Company believes the 1998 Reorganization will also contribute to more aggressive business development efforts, the establishment of strategic alliances and improved cost control. In December 1998 in line with the Company's desire to focus on its core business, Nera sold its TMN business, which formerly provided integrated solutions for a wide range of telecommunications systems, to Protek Network Management Ltd. (UK) for aggregate consideration of NOK 52.5 million. The sale resulted in a gain of NOK 7,030 million.

         During its consideration of Nera's 1997 financial statements at its meeting on March 19, 1998, the Company's board of directors (the "Board") decided to reduce reported operating income and income before taxes by NOK 39.3 million from the preliminary figures announced by the Company on February 2, 1998. This adjustment was made in light of information which came to the Board's attention with regard to costs incurred in connection with the 1997 Restructuring and the allocation of such costs (and certain other items) between accounting periods, as well as the Board's assessment of the effects of the economic crisis in Southeast Asia on Nera's customers in the region. See "-- Results of Operations Year Ended December 31, 1997 compared with Year Ended December 31, 1996 -- Operating Income."

         At the same meeting at which the Board decided to make the foregoing adjustments to Nera's 1997 financial statements, the Board and Mr. Asbjorn Birkeland, the then President of Nera ASA, agreed that Mr. Birkeland would resign his position effective April 1, 1998. The Board then appointed Bjorn Ove Skjeie as President of Nera ASA. See Item 10. "Management."

         At a subsequent meeting of the Board held on March 31, 1998, Mr. Frode Botnevik, the then Executive Chairman of Nera ASA, advised the Board of Directors that he no longer wished to continue as the Company's chairman. Mr. Botnevik's resignation became effective April 16, 1998.

He was succeeded by Mr. Johan Fredrik Odfjell.  See Item 10. "Management" and
Item 13. "Interest of Management in Certain Transactions."

         On April 23, 1997, the Company's general meeting of shareholders approved a five-for-one share split. Pursuant to this resolution, the Company's share capital of 13,200,670 Shares, nominal value NOK 10 each ("Old Shares"), was subdivided into 66,003,350 Shares, nominal value NOK 2 each ("New Shares").

         As part of Nera's 50th Anniversary celebrations, the Company granted to all Nera Group employees the right to purchase up to 25 Old Shares at their nominal value of NOK 10 each. A total of NOK 52,800 Old Shares were issued in January 1997 in connection with this grant.

         On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 is effective for all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company has yet to determine the full impact of the adoption of this Statement.

RESULTS OF OPERATIONS

         The table below sets forth certain income statement items as a percentage of sales for the periods indicated:


                                                                                    Year Ended December 31,
                                                                               1997           1998          1999
                                                                           -------------- ------------- -------------
                                                                                NOK           NOK           NOK
Operating expenses:
Cost of materials.....................................................            -46,0%        -45,6%        -38,6%
Changes in inventory of work in progress
     and finished goods...............................................              1,1%         -0,1%         -0,7%
Payroll expense.......................................................            -24,1%        -24.6%        -23,8%
Depreciation..........................................................             -2,9%         -2,3%         -2,1%
Other operating expense...............................................            -23,6%        -31,4%        -28,4%
Operating income (loss) before restructuring
     gain and loss....................................................              4,5%         -4,1%         -6,4%
Restructuring gain and loss...........................................              0,0%         -5,7%          4,1%
Operating income (loss)...............................................              4,5%         -9,7%         10,5%
Net financial items...................................................             -1,2%         -3,1%          0,3%
Income (loss) before taxes............................................              3,3%        -12,8%         10,7%
Income (loss) tax expense.............................................             -0,7%          2,1%         -3,2%


Net income (loss).....................................................              2,6%        -10,7%          7,5%


         The table below shows sales by product line for the periods indicated:


                                                                    Year Ended December 31,
                                                     ----------------------------------------------------
                                                         1997               1998                 1999
                                                     --------------    -----------------     ------------
                                                                       (NOK in thousands)

Sales by Business Area
Transmission Networks...........................             1,331              1,547              1,500
Satellite Communications .......................               975                946                897
Production......................................               221                227                179
Dedicated Communications                                       444                315                186
Reconciling Items...............................                                                       4
                                                     -------------        ------------         ----------
         Total..................................             2,971              3,035              2,766
                                                     =============        ============         ==========



         The following table sets forth Nera's external sales by geographic destination for the periods indicated:


                                                                    Year Ended December 31,
                                                     ----------------------------------------------------
                                                          1997               1998              1999
                                                     --------------    -----------------     ------------
                                                                       (NOK in thousands)
Sales by Geographic Destination:

Norway............................................              408                378                 283
United Kingdom....................................              314                313                 350
Rest of Europe....................................              612                551                 662
Asia..............................................            1,031                864                 681
North and South America ..........................              484                753                 651
Africa ...........................................               64                139                  97
Other(1)..........................................               58                 37                  42
                                                      -------------        ------------         ----------
         Total....................................            2,971              3,035               2,766
                                                      =============        ============         ==========


----------------
(1) The category "Other" primarily includes New Zealand, Australia and other countries in Oceania.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

         Orders and Backlog. The total value of orders received in 1999 was NOK 2,888 million, compared with NOK 3,100 million in 1998, a decrease of 7%. This lower level of orders was due to a 25% decrease in orders for Dedicated Communications in 1999 compared with 1998, primarily due to the sale of 52.7% of Nera's shares in Nera Telecommunication Ltd. in July 1999. Orders for Transmission Networks remained relatively unchanged and the 1999 figure reflects the large ETB contract in Columbia in 1998. Satellite Communications experienced a modest increase of 1% from 1998 to 1999.

         Backlog was NOK 998 million at the end of 1999, compared with NOK 1,336 million at the end of 1998, a decrease of NOK 338 million. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of Nera Communication in Singapore and of the Airtime billing business in the UK. As a consequence of these sales the order backlogs of these entities were no longer included in the order backlog of Nera. The value of these order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turn-key contracts registered as order backlog.

         Sales. Nera's sales decreased from NOK 3,035 million in 1998 to NOK 2,766 million in 1999, a decrease of NOK 269 million. The decrease in sales in 1999 compared with 1998 is primarily a result of the sale in June 1999 of a majority of Nera Telecommunications Ltd. which had sales of approximately NOK250 million in the last six months of 1999.

         Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 20% of the Company's sales in 1999 were derived from contracts to be performed over a period of nine months or longer. A significant number of these contracts are for large turnkey projects, for which the Company purchases a relatively high proportion of components from third-party suppliers. The Company's sales and margins are accordingly subject to fluctuations depending upon the proportion of its contracts which are large turnkey projects.

         For certain significant long-term contracts, the Company obtains advance payments from customers in order to finance necessary investments to fulfill these contracts. In an attempt to present operating margins and financial expenses as if the investments had been financed through third parties, the Company calculates an imputed interest amount when recognizing sales under these long-term contracts, resulting in sales and financial expense being increased by the same imputed interest amount. The amount of such interest cost was NOK 5.5 million in 1999 as compared to NOK 3.6 million in 1998 and NOK 1.7 million in 1997.

         Sales within transmission networks decreased 3% in 1999 as a result of lower levels of turn-key projects.

         Sales within satellite communications declined 5% in 1999, due in part to lower than expected sales of Nera WorldPhones. Approximately 11,280 WorldPhones were sold during 1999. In 1999, sales of Land Earth Station increased by approximately NOK30 million, due to the delivery of a number of upgrades and enhancements to the majority of the land earth stations previously supplied by it. Airtime billing sales were lower in 1999 producing NOK 204 million to revenue in 1999 as compared to NOK 229 million in 1998 and NOK 234 million in 1997. Effective December 31, 1999, the airtime billing business was sold in exchange for a 20% ownership in the share capital of Whizace Holding, AS, the purchaser. As a result, from 2000 on, 20% of the results of operations of this entity will be reflected in earnings from associated companies in our financial statements.

         A comparison of geographic sales is set forth in the chart below:

            ----------------------------------------------------------------------------------
            (Amounts in NOK million)                    Year                     Year
            Geographical Destinations                   1999                     1998
            ----------------------------------------------------------------------------------
            Norway                                   283       10.2%         378         12.5%
            ----------------------------------------------------------------------------------
            United Kingdom                           350       12.7%         313         10.3%
            ----------------------------------------------------------------------------------
            Rest of Europe                           662       23.9%         551         18.1%
            ----------------------------------------------------------------------------------
            America                                  651       23.5%         753         24.8%
            ----------------------------------------------------------------------------------
            Africa                                    97        3.5%         139          4.6%
            ----------------------------------------------------------------------------------
            Asia                                     681       24.6%         864         28.5%
            ----------------------------------------------------------------------------------
            Oceania                                   42        1.5%          37          1.2%
            ----------------------------------------------------------------------------------
            Total                                  2,766        100%       3,035          100%
            ----------------------------------------------------------------------------------


         No customer accounted for more than 10% of the Company's sales in 1999, 1998 or 1997.

         Cost of materials. Cost of materials were NOK 1,067.9 million in 1999 and NOK 1,382.7 million in 1998, a decrease of 22,8%. As a percentage of sales, cost of materials were 38.6% in 1999 and 45.6% in 1998. The decrease in cost of materials is a general reflection of lower sales revenues.

         Payroll expense. Payroll expense was NOK 657.3 million in 1999 and NOK
747.7 million in 1998, a decrease of 12.1%. As a percentage of sales, payroll expense was 23.8% in 1999 and 24.6% in 1998. The reduction in payroll expense is primarily a reflection of the lower amount of average employees in 1999 than in 1998, (1,622 people in 1999 and 1,965 people in 1998.)

         Depreciation. Depreciation was NOK 58.7 million in 1999 and NOK 71.2 in 1998, a decrease of 17.6%. As a percentage of sales, depreciation was 2.1% in 1999 and 2.3% in 1998. The Company regards these variations as immaterial, as depreciation will fluctuate slightly when compared to turnover on a yearly basis.

         Other operating expense: Other operating expense was NOK 786.0 million in 1999 and MNOK 952.0 in 1998, a decrease of 17.4%. As a percentage of sales, other operating expense was 28.4% in 1999 and 31.4% in 1998. The main reason for this reduction is the lower amount of average employees in 1999 than in 1998.

         Operating Income. The Company had an operating income of NOK 176.4 million in 1999 and an operating loss of NOK 123.3 million in 1998. Operating income as a percentage of sales was 6.4% in 1999 and operating loss as a percentage of sales was 4.1% in 1998. The Company recognized operating income in 1999 primarily as a result of the sale of the majority of its interest in Nera Telecommunications Ltd. and Nera Ltd. (UK).

         Income tax expense. Income taxes were NOK 89.3 million in 1999 and NOK
63.3 million in 1998, a increase of 29.1%. Income taxes decreased in 1999 primarily due to higher taxable results and increased deferred tax, primarily in Norway. The Company's effective tax rate was 30.06% in 1999 compared to 16.26% in 1998 and 20.4% in 1997.

         Net income. The Company had net income of NOK 207.5 million in 1999 as compared to a loss of NOK 326.1 million in 1998, as a result of the factors discussed above. Net income as a percentage of sales was 7.5% in 1999 as compared to a net loss as a percentage of sales of 10.7% in 1998 and 2.6% in 1997.

         Norwegian and U.S. GAAP reconciliation. Approximate net income on a U.S. GAAP basis was NOK 188.8 million for 1999 and a net loss of NOK 283.6 million for 1998, compared with net income of NOK 207.5 million and a net loss of NOK 326.0 million under Norwegian GAAP for those years. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for contracts that do not hedge firm commitments, marketable securities and deferred taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see Note 23 of Notes to the Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

         Orders and Backlog. The total value of orders received in 1998 was NOK 3,100 million, compared with NOK 3,204 million in 1997, a decrease of 3.2%. This lower level of orders was due to a 38% decrease in orders for Dedicated Communications in 1998 compared with 1997, primarily due to the economic crisis in Southeast Asia. Orders for Transmission Networks remained relatively unchanged and the 1998 figure reflects a large contract in Columbia. Satellite Communications experienced a 5% increase from 1997 to 1998 primarily from the ICO contract worth approximately NOK 190 million.

         Backlog was NOK 1,336 million at the end of 1998, compared with NOK 1,705 million at the end of 1997, a decrease of NOK 369 million. In connection with the assessment of the Company's balance sheet during the first six months, the order backlog was reviewed and individual orders were removed or reduced, with a total reduction of the backlog of NOK 300 million. This, together with the sale of Nera TMN and Power Network Communications, forms the basis of reducing the volume of orders. Certain principles for order processing were also amended. In addition to the reported order backlog, Nera also entered into several framework contracts in 1998, including some with Nokia and Ericsson. Of the order backlog, NOK 636 million was for delivery in the first quarter of 1999, NOK 330 million for delivery in the second quarter and the remainder for later delivery.

         Sales. Nera's sales grew from NOK 2,971 million in 1997 to NOK 3,035 million in 1998, an increase of NOK 64 million. The increase in sales in 1998 compared with 1997 reflects increased sales increases in Transmission and Production offset by declines in Satellite Communications and Dedicated Communications.

         Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 20% of the Company's sales in 1998 were derived from contracts to be performed over a period of nine months or longer. A significant number of these contracts are for large turnkey projects, for which the

Company purchases a relatively high proportion of components from third-party suppliers. The Company's sales and margins are accordingly subject to fluctuations depending upon the proportion of its contracts which are large turnkey projects.

         For certain significant long-term contracts, the Company obtains advance payments from customers in order to finance necessary investments to fulfill these contracts. In an attempt to present operating margins and financial expenses as if the investments had been financed through third parties, the Company calculates an imputed interest amount when recognizing sales under these long-term contracts, resulting in sales and financial expense being increased by the same imputed interest amount. The amount of such interest cost was NOK 3.6 million in 1998 and NOK 1.7 million in 1997.

         Sales within transmission networks increased 13% in 1998 compared with 1997. Nera's expansion of its production capacity in 1995 and 1996 allowed it to take advantage of increased demand for radio link production, particularly from new customers in Latin America and continental Europe. The increase in sales also reflects the result of Nera's efforts to increase its local presence in these markets over the last several years. In addition in 1998 sales surged in Africa and orders rose in the Middle East, including Saudi Arabia.

         Sales within satellite communications declined 3% in 1998 compared with 1997, due in part to lower than expected sales of Nera WorldPhones. Approximately 7,900 WorldPhones were sold during the year. However, sales of land earth stations declined by approximately 5% because this system is virtually fully developed and there are few remaining major building projects of land earth stations within the INMARSAT system. In 1998, the Company delivered a number of upgrades and enhancements to the majority land earth stations previously supplied by it. Airtime billing sales were stable in 1998 producing NOK 229 million to revenue in 1998 compared to NOK 234 million in 1997, a change of 2%.

         The Asian market was particularly hard hit in 1998 accounting for a great deal of the decline in sales. In addition, the disposal of several parts of the Dedicated communications business unit also affected sales performance. Sales within dedicated communications decreased by 29% in 1998 compared with 1997.

         The increase in 1998 sales reflected greatly increased sales in two of Nera's principal regions, North and South America and Africa. Sales to customers in North and South America increased 56% in 1998 compared with 1997, due to deregulation of the telecommunications industries in a number of countries in the region and investments by local government in telecommunications infrastructure. North and South America played an increasingly important role, accounting for 24.8% of sales in 1998, up from 16.3% in 1997. Sales to customers in continental Europe declined 10% in 1998 compared with 1997, reflecting sales of Nera's WorldPhone. Sales to customers in Asia declined 16% in 1998 compared with 1997, reflecting stagnating market growth due primarily to the economic crisis in Southeast Asia during the second half of 1997. Sales to customers in the United Kingdom were flat in 1998 despite continued sales of Nera's new access radios to network operators such as Vodaphone and MLL Telecom Ltd. Sales to customers in

Norway, however, decreased by 7% in 1998 compared with 1997, reflecting a lower level of large radio link orders by Norwegian defense forces and government institutions.

         No customer accounted for more than 10% of the Company's sales in either 1998 or 1997.

         Cost of materials. Cost of materials were NOK 1,382.7 million in 1998 and NOK 1367.0 million in 1997, an increase of 1.1%. As a percentage of sales, cost of materials were 45.6% in 1998 and 46.0% in 1997.

         Payroll expense. Payroll expense was NOK 747.7 million in 1998 and NOK
715.0 million in 1997, an increase of 4.6%. As a percentage of sales, payroll expense was 24.6% in 1998 and 24,1% in 1997.

         Depreciation. Depreciation was NOK 71.2 million in 1998 and NOK 86.8 in 1997, a decrease of 10.9%. As a percentage of sales, depreciation was 2.3% in 1998 and 2.9% in 1997. The Company regards these variations as immaterial, as depreciation will fluctuate slightly when compared to turnover on a yearly basis.

         Other operating expense. Other operating expense was NOK 952.0 million in 1998 and MNOK 701.5 in 1997, an increase of 35.7%. As a percentage of sales, other operating expense was 31.4% in 1998 and 23.6% in 1997.

         Operating Income. The Company had an operating loss of NOK 295 million in 1998 compared with operating income of NOK 134 million in 1997, a decrease of 220%. Operating income/loss as a percentage of sales was -9.7% in 1998 and 4.5% in 1997. The decline in operating income was mainly due to costs charged in connection with the review of the Company's operations and financial situation during 1998.

         Net financial items. The Company had a loss of net financial items of NOK 94.3 million in 1998 and a loss of net financial items of NOK 35.9 million in 1997, an increase of 162.7%. Interest expense, net, was 25% higher in 1998 than in 1997, due to higher levels of outstanding debt under the Company's credit facilities as well as higher interest rates during 1998. Some of the funds received from its September 1998 share issuance were used to pay down part of the Company's debt. Included in the financial expenses is also write-down of short-term investments of NOK 39.7 million. Net financial items, also includes interest on advances received on long-term contracts. This amount, which offsets an identical amount included in sales, was NOK 3.6 million in 1998, compared with NOK 1.7 million in 1997.

         Income tax expense. The Company had an income tax credit of NOK 63.3 million in 1998 and had income tax expense of NOK 20.0 million in 1997. Income taxes decreased in 1998 primarily due to lower taxable results and increased deferred tax, primarily in Norway.

         Net income. The Company had a net loss of NOK 326 million in 1998 and net income of NOK 78.2 million in 1997, due to the factors discussed above. Net loss as a percentage of sales was 10.75% in 1998 and net income as a percentage of sales was 2.6% in 1997.

         Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 283.6 million and a net income of NOK 35.9 million for the years ended December 31, 1998 and 1997 respectively, compared with net loss of NOK 326 million and net income of NOK 78.2 million under Norwegian GAAP for those years. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for contracts that do not hedge firm commitments, marketable securities and deferred taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see Note 23 of Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's total cash was NOK 481,534 and NOK 232,677 as of December 31, 1999 and 1998, respectively. The increase in cash was primarily due to cash provided by operating activities, loan borrowings from financial institutions, proceeds from the sale of assets, and a share issuance which took place in September 1998, partially offset by a reduction in the Company's debt and capital expenditures. The Company believes its current cash balances, its available borrowings from financial institutions, cash flows from operations, future share issuances, and the Company's focus and introduction of various strategies aimed at improving the underlying profitability and cash flow generation of its business, both by increasing margins and cutting costs, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures going forward. There can, however, be no assurance that these above mentioned items will be sufficient to fund the Company's growth, nor can there be any assurance that external funding will be available to the Company at favorable rates of interest or at all.

         Net cash provided by operating activities amounted to NOK 415.9 million in 1999 compared with NOK 7.4 million in 1998. The cash provided by operating activities in 1999 was primarily due to a decrease in accounts receivable, an increase in cost in excess of billings, and an increase in inventories of approximately NOK 114 million, NOK 187 million and NOK 32 million respectively.

         Net cash provided by investing activities was NOK 96.8 in 1999 compared with net cash lost in investing activities of NOK 13.9 million in 1998 and net cash lost in investing activities of NOK 108.4 million in 1997. Cash provided by investment activities in 1999 primarily reflected net proceeds from the sale of shares in Nera Communications Ltd. of NOK 153.9 million coupled with low levels of loans to the Company's customers during 1999.

         Capital expenditures amounted to NOK 60.1 million, NOK 69.9 million and NOK 86.1 million in 1999, 1998 and 1997, respectively.

         Of the 1999 total capital expenditure, NOK 19.5 million was utilized in Transmission Networks, NOK 46.1 million was utilized in Satellite Communications and NOK 12.4 million was utilized in the Production business area.

         Of the 1998 total capital expenditure, NOK 23 million was utilized in Transmission Networks, NOK 30.6 million was utilized in Satellite Communications, NOK 10 million was utilized in the Production business area, and NOK 2.1 million was utilized in the Dedicated Communication business area. The balance primarily reflects capital expenditure related to corporate functions. The two major capital expenditures within Transmission Networks were NOK 7.5 million for new platform elements for Nera's Tele-Scada telecommunication networks (which was sold at the end of 1998) and NOK 6.1 million for research and development equipment and instruments. The principal capital expenditures within Satellite Communications included a NOK 13.8 million investment in the Company's UK satellite division mainly for EDP hardware and software and NOK 6 million investment for the Land Earth Station business unit for test equipment and other R&D related equipment. The principal capital expenditure within the Production business area was a NOK 5.6 million investment in the Company's satellite production factory in Asker. The principal capital expenditure within the Dedicated Communications was NOK 1.1 million in the Company's Singapore unit for data communications and CATV.

         Of the 1997 total capital expenditure, NOK 24 million was utilized in Transmission Networks, NOK 23 million was utilized in Satellite Communications, NOK 21 million was utilized in Production and NOK 2.4 million was utilized within Dedicated Communications. The balance reflects capital expenditure related to corporate functions, primarily NOK 12.1 million booked through Nera Finans to reflect an investment by Nera Ltd. in certain radio link equipment. The principal capital expenditures within Transmission Networks included NOK
9.4 million of investments in access radio equipment and production processes, a NOK 8.2 million investment mechanical and clean-room facilities at the Bergen factory, and a NOK 4.1 million investment in new platform elements for Nera's Tele-Scada telecommunications management networks. The principal capital expenditures within Satellite Communications included a NOK 11.3 million investment for new computer systems for logistics and accounting as well as the leasing of ViSAT terminals to customers, and a NOK 8.9 million investment made in the first half of 1997 to increase production capacity of the WorldPhone product at Nera's Oslo facility. Capital expenditures within Dedicated Communications comprised a number of small investments, none of which individually exceeded NOK 0.6 million.

         The 1999 expenditures were funded principally by proceeds from the sale of shares, primarily in Nera Telecommunications Ltd.

         The 1998 capital expenditures were funded principally by existing bank borrowings put in place during the course of 1997 and 1996.

         The 1997 capital expenditures were funded principally by bank borrowings. During 1997, the Company received net cash proceeds from its long-term and short-term facilities by approximately NOK 130 million and NOK 75 million, respectively. The 1996 expenditures were funded principally from the NOK 154 million of proceeds from the Company's sale and leaseback of its Bergen manufacturing facility (net of amounts used to repay the mortgage of such facilities) and from increased levels of outstanding loans under the Company's credit facilities.

         On September 8, 1998, the Company initiated a public share issuance of 30,000,000 new shares, thereby raising NOK 300 million of share equity before the deductions of costs. NOK 60 million of the NOK 285.2 million net proceeds were allocated to share capital and the balance went to the Company's reserves. The Company intends to use the unallocated reserves for general corporate purposes and to pay down debt.

         In December 1997, the Company entered into a loan agreement with the Nordic Investment Bank to finance research and development activities. The loan, which is in the amount of $21 million, matures on March 7, 2002 and is repayable in a single installment. This loan bore interest at an annual rate of LIBOR plus a margin ranging from 30 to 130 basis points during 1998. The Company has the right to convert the loan to a fixed rate of interest on any semi-annual interest payment date. The loan with the Nordic Investment Bank contains various conditions, restrictions and financial covenants, the most restrictive of which are, in the view of management, equity to total assets, which must exceed 30%, and current assets to current debt, which must exceed 150%. See Note 19 of Notes to the Consolidated Financial Statements.

         In June 1997, Nera issued NOK 35.6 million in aggregate principal amount of its 5.7% Non-Transferable Convertible Bonds Due 2001 to subscribing full-time employees, apprentices and board members of the Company. In June 1996, Nera issued NOK 50 million in aggregate principal amount of its 7% No-Transferable Convertible Bonds Due 2001 to all full-time employees, apprentices, board members and executive officers of the Company and certain of its subsidiaries. See Note 19 of Notes to the Consolidated Financial Statements.

SHAREHOLDERS' EQUITY

         Shareholders' equity was NOK 969.5 million at December 31, 1999, NOK
785.2 million at December 31, 1998, and NOK 790.7 million at December 31, 1997. Approximate shareholders' equity on a U.S. GAAP basis was NOK 983.2 million at December 31, 1999, NOK 778.4 million at December 31, 1998 and NOK 827.5 million at December 31, 1997. The differences between Norwegian GAAP and U.S. GAAP amounts were due to a variety of factors, the most significant of which were accounting for contracts that do not hedge firm commitments, accounting for dividends proposed, accounting for marketable securities and income taxes. See
Note 23 of Notes to the Consolidated Financial Statements.

CURRENCY FLUCTUATIONS

         The Company's sales and operating income are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rate of certain foreign currencies (principally, the U.S. dollar, the pound sterling and the Singapore dollar) against the Norwegian krone may affect Nera's sales and operating income. From 1998 to 1999, the average value of the Norwegian krone depreciated against the U.S. dollar and the pound sterling by 5% and 3%, respectively. From 1997 to 1998, the average value of the Norwegian krone depreciated against the U.S. dollar and the pound sterling by 7.2% and 8.4%, respectively. Against the Singapore dollar, the Norwegian krone appreciated by 4.5% during 1998.

From 1996 to 1997, the average value of the Norwegian krone depreciated against the U.S. dollar, the pound sterling and the Singapore dollar by 9.2%, 5.9% and 3.0%, respectively.

         A majority of the Company's sales in non-Norwegian currencies are made pursuant to long-term contracts with customers, and it is the Company's policy to hedge foreign currency sales risks associated with such contracts in order to manage its exposure to such risks. Such hedging transactions, together with the Company's foreign currency translation accounting policy of using average forward rates for translating hedging transactions, minimize the short-term impact of the exposure of such sales revenue to currency fluctuations for the duration of the hedged long-term contracts in progress. Under U.S. GAAP, period-end exchange rates are required to be utilized for translating hedging transactions. Currency fluctuations therefore have a different impact on the Company's results on a U.S. GAAP basis for contracts which are still in progress at the end of any reporting period. The differential in the timing of the impact of currency fluctuations on the Company's Norwegian GAAP and U.S. GAAP results is expected to continue.

         The Company's hedging activities are conducted on a centralized basis, and the Company has implemented systems to monitor its currency exposure more frequently and more closely that it has in prior years. The Company uses foreign exchange contracts to hedge firm commitments. In addition, from time to time the Company purchases foreign currency option contracts to hedge expected, but not contracted for, foreign currency sales in connection with outstanding tender bids. The costs of currency option premiums historically have not been material to the Company's operating results or liquidity. Although Norwegian GAAP permits the hedging of foreign currency sales which are reasonably assured, U.S. GAAP permits hedge accounting treatment for instruments which hedge firm commitments only. This accounting difference resulted in increase of U.S. GAAP income of NOK 46.0 million in 1999, a reduction of NOK 2.9 million in 1998 and NOK 36.2 million in 1997, in each case before tax. See Note 23 of Notes to the Consolidated Financial Statements.

         Notwithstanding the Company's hedging activities, the Company remains subject to foreign exchange rate fluctuations as a result of a number of factors, including delays in receiving payments from its customers, the cancellation of contracts that have been hedged, as well as the impracticability of hedging each non-Norwegian krone-denominated payment the Company receives. Management believes that appreciation of the Norwegian krone relative to other currencies (principally the U.S. dollar, the pound sterling and the Singapore dollar) generally has an adverse effect on Nera's sales and operating income and on the international competitiveness of its Norwegian-based operations. On the other hand, depreciation of the Norwegian krone against such currencies generally has the opposite effect.

         At December 31, 1999, the Company had forward contracts outstanding amounting in aggregate to NOK 275 million (the total Norwegian Krone equivalent of the buy and sell amounts based on December 31, 1999 exchange rates). The amount of forward contracts at December 31, 1999 included forward contracts to buy and sell U.S. dollars and British pounds totaling NOK 210 million and NOK
2.3 million, respectively.

         At December 31, 1998, the Company had forward contracts outstanding amounting in aggregate to NOK 317.2 million (the total Norwegian Krone equivalent of the buy and sell amounts based on December 31, 1998 exchange rates). The amount of forward contracts at December 31, 1998 included forwarded contracts to buy and sell U.S. dollars and British pounds totaling NOK 278.7 million and NOK 48.9 million.

         At December 31, 1997, the Company had forward contracts outstanding amounting in aggregate to NOK 327.2 million (the total Norwegian Krone equivalent of the buy and sell amounts based on December 31, 1997 exchange rates). The amount of forward contracts at December 31, 1997 included forward contracts to buy and sell U.S. dollars totaling NOK 295.4 million. See Note 21 of Notes to the Consolidated Financial Statements.

         At December 31, 1999, the Company had currency swaps outstanding amounting in aggregate to NOK 311.9 million (the total Norwegian Krone equivalent of the buy and sell amounts based on December 31, 1999 exchange rates). The amount of currency swaps at December 31, 1999 included currency swaps to buy and sell U.S. dollars totaling NOK 243.2 million.

         At December 31, 1998, the Company had currency swaps outstanding amounting in aggregate to NOK 465.6 million (the total Norwegian Krone equivalent of the buy and sell amounts based on December 31, 1998 exchange rates). The amount of currency swaps at December 31, 1998 included currency swaps to buy and sell U.S. dollars totaling NOK 492.6 million.

         At December 31, 1997, the Company had currency swaps outstanding amounting in aggregate to NOK 959.2 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 1997 exchange rates). The amount of currency swaps at December 31, 1997 included currency swaps to buy and sell U.S. dollars totaling NOK 672.9 million, and to sell British pounds sterling totaling NOK 229.8 million.

EUROPEAN ECONOMIC AND MONETARY UNION

         The single European currency known as the euro came into existence on January 1, 1999, but Norway is not one of the initial eleven nations participating. The Company's sales have not been affected by the change of currency. Although no decision has been made as to when, or even if, Norway will participate in the single European currency, Nera believes that their commercial operations can be adapted to accommodate the euro without a material adverse effect on operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

         Nera sells its products and services internationally and is, therefore, subject to exposure to market risks, primarily from changes in foreign exchange rates and interest rates. The Company is not materially affected by commodity price fluctuations. In the normal course of business, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk and credit risk and are not represented in the following analyses.

         Nera's Board of Directors has defined a policy that requires the Treasury Center of the Company to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by individual companies and the Nera Group as a whole. The calculations and measurement techniques used by the Treasury Center are in accordance with established banking practices.

         Nera's Treasury Center is responsible for monitoring compliance with the Company's policy as well as the correlation between the indicators adopted for measuring the tolerable risk levels and market conditions. The Company uses financial instruments for risk management purposes only and does not use them for trading and other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

         The Company has manufacturing, sales, and distribution facilities around the world and thus makes investments and enters into transactions denominated in various foreign currencies. The Company's operating cash flows denominated in foreign currency as a result of these international business activities are exposed to changes in foreign exchange rates. In order to maintain strict control and achieve the benefits of the Company's global diversification, foreign exchange exposures may be hedged with financial instruments. The Company primarily enters into forward exchange controls and currency swaps to reduce the earnings and cash flow of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments usually offset the gains or losses on the underlying assets, liabilities, and investments being hedged. The Company's forward exchange contracts and currency swaps generally do not exceed 12 months, and the maturities coincide with the Company's best estimate as to the settlement dates of the related firm and anticipated transactions.

         The currencies that the Company was primarily exposed to at December 31, 1999 were the Norwegian krone versus the United States dollars, the German mark, and the British pound.

         The following table indicates the Norwegian krone equivalents of the net foreign exchange contracts and currency swaps outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies from their levels at December 31, 1999, with all other variables (including interest rates) held constant. The resulting gains and losses are translated into Norwegian krone using the appropriate exchange rate at December 31, 1999. The instruments held by the Company are not leveraged and are held for purposes other than trading.

AS OF DECEMBER 31, 1999


FOREIGN CURRENCY
                                                                                       FOREIGN EXCHANGE   GAIN/(LOSS) FROM
                                                                                      10% APPRECIATION     10% DEPRECIATION
                                                                                           OF THE               OF THE
                                              FOREIGN CURRENCY   FOREIGN CURRENCY        FUNCTIONAL           FUNCTIONAL
                                               BOUGHT (IN NOK      SOLD (IN NOK       CURRENCY (IN NOK     CURRENCY (IN NOK
FORWARD CONTRACTS AND CURRENCY SWAPS:            THOUSANDS)         THOUSANDS)           THOUSANDS)           THOUSANDS)


Swiss franc                                               0               -409                -41                 41

German marks                                              0            -16,334             -1,633              1,633

Danish krone                                              0             -3,956               -395                395

Euro                                                  1,198           -102,910            -10,171             10,171

British pound                                        21,492            -38,398             -1,691              1,691

Japanese Yen                                          8,372             -3,108                526               -526

Swedish krona                                         1,031               -953                  8                 -8

United States dollar                                 32,356            485,693            -45.734             45,734

         TOTAL                                       64,449           -651,761            -58,131             58,131

INTEREST RATE SENSITIVITY

         Nera is exposed to changes in interest rates primarily as a result of short-term and long-term debt used to maintain liquidity and fund its business operations. The Company borrows in different currencies and from different sources to the meet its borrowing needs and to fund it business operations. The nature and amount of Nera's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. Except for the Company's employee convertible bond obligations, all of the Company's debt has variable interest rates dependent on LIBOR/NIBOR/PIBOR. Due to the variable rates of the Company's debt, the interest cost to the Company will fluctuate during the course of any financial year. The annual average interest rate paid on the different Company's debt during 1998, a brief discussion regarding some of the terms of the Company's debt and the repayment schedule of the long-term debt has been disclosed in Note 17 and Note 19 of Notes to the Consolidated Financial Statements. The Company does not undertake any specific actions to cover its exposure to interest risk and the Company is not a party to any interest risk management transactions.

         The table below sets out our estimated average interest rates on our outstanding debt based upon the implied forward rates in the yield curve as at December 31, 1999. These have been adjusted for the varying margins relating to the debt, where applicable, and assume no changes from the margins applicable at the year-end.


                                                                         AVERAGE INTEREST RATE

                                                       2000         2001         2002         2003         2004
DEBT WITH VARIABLE RATES:

    Syndicated loan (multicurrency)                   6.795%       7.075%      7.195%       7.265%       7.315%

    Loan from Nordic Investment Bank                  6.285%       6.625%       6.725%       6.795%       6.825%

DEBT WITH FIXED RATES:

    1995 Employee Convertible Bonds                    8.00%


    1996 Employee Convertible Bonds                    7.00%        7.00%

    1997 Employee Convertible Bonds                    5.70%        5.70%



         See Note 21 of Notes to the Consolidated Financial Statements for a discussion related to the fair value of the Company's financial instruments.

         The preceding discussion about the Company's risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The table below sets forth certain information regarding the directors and executive officers of the Company as of December 31, 1999:


         NAME                                  POSITION                                                   AGE
         ----                                  --------                                                   ---
Johan Fredrik Odfjell                 Chairman of the Board                                                   51
Kari Broberg                          Director                                                                43
Trond Hartmark                        Director                                                                58
Ole Petter Hakonsen                   Director                                                                60
Birger Magnus                         Director                                                                44
Jostein Soreide                       Director (Employee Representative)                                      43
Kjell O. Ingebo                       Director (Employee Representative)                                      38
Jannik Lindbaek                       Director                                                                61
Marcel Petie                          Director (Employee Representative)                                      44
Bjorn Ove Skjeie                      President and Chief Executive Officer                                   48
Per Erik Froyen                       Executive Vice President Finance                                        51
Terje Ask-Henriksen                   Executive Vice President Satellite Communications                       43
Einar J. Eriksen                      Executive Vice President Production                                     47
Odd Bjorn Ur                          Executive Vice President Corporate Controller                           49
Helge Skaar                           Executive Vice President Corp. Communications                           44



JOHAN FREDRIK ODFJELL (1948), CHAIRMAN, BERGEN

         Odfjell is a business economics graduate of the Norwegian School of Economics and Business Administration and has an MBA from Harvard University. He has held the position of Chairman of Nera since June 1998. Odfjell has a broad range of experience from senior positions in Norwegian industry to a number of Board appointments in Norwegian and international companies. Odfjell's appointments have included Managing Director of AS Investa (1980-1986), Managing Director of Vesta Forsikring AS and Deputy Managing Director of Skandia Forsakring AB (1986-1994). In addition to his appointment as Chairman of Nera, Odfjell is also Chairman of

Hafslund ASA and Norges Handels- og Sj-farstidene, Deputy Chairman of Nycomed Amersham plc. and Den norske Veritas. He also serves on the Boards of Skandia Forsakring AB, Bergesen ASA and Kvaerner ASA.

KARI BROBERG (1956), OSTRE TOTEN

         Broberg is a business economics graduate of the Norwegian School of Management, Broberg has been a member of the Board of Nera since June 1998. Broberg has a broad range of business experience and has held a number of senior positions in the Alcatel Group from 1981 to 1997. Her positions with Alcatel included head of purchasing for the telecommunications division and Divisional Director for transmission and exchanges. Broberg was the Head of Logistics for Jordan a.s. until 2000 and is currently employed as a corporate consultant by Hartmark Consulting. In addition to her appointment as a member of Nera's Board, Broberg holds a number of appointments in Norwegian industry, including membership of the Board of Telenor and Norsk Regnesentral.

TROND HARTMARK (1941) OSLO

         Hartmark is a business economics graduate of the Norwegian School of Economics and Business Administration and holds an AMP (Advanced Management Program) qualification from Harvard Business School (1981). Hartmark has been a member of the Board of Nera since 1995. Hartmark has a broad range of experience in Norwegian industry. From 1975-1994 he worked for Hartmark-Iras (now PA Consulting Group) as a corporate consultant. Since 1994 he has been employed as a consultant by Hartmark Consulting AS. Hartmark has extensive experience with strategy and business development, corporate analysis and corporate re-engineering, corporate finance and organizational development.

OLE PETTER HAKONSEN (1939), OSLO

         Hakonsen is an engineering graduate of the Norwegian University of Science and Technology and was awarded a Doctorate in 1968. Hakonsen has held a number of positions in various technical environments in Norway. These include Research Manager at Televerket's Research Institute (1972-1981), Assistant Technical Director of the Teledirektoratet (1981-1983), Technical Director of the Teledirektoratet/Televerket (1983-1991) and Deputy Managing Director of Televerket responsible for mobile networks and services, satellite networks and services, R&D and IT (1991-1994). Since 1994, Hakonsen has been an Executive Vice President of Telenor AS.

JANNIK LINBAEK (1939), OSLO

         Lindbaek is a business economics graduate of the Norwegian School of Economics and Business Administration in (1961). He has a broad range of experience in senior management positions of Norwegian and international companies. From 1962-1975. Lindbaek was employed by the Vesta group. From 1975 to 1985 he was employed by Storebrand and was the Chief Executive Officer for the last nine of these years. From 1986 to 1994 Lindbaek was Managing Director of the Nordic Investment Bank in Helsinki and from 1994-1995 he was the CEO of IFC,

Washington (part of the World Bank). Lindbaek holds a number of Board appointments, including Chairman of Den norske Bank ASA and a member of the Board of Anders Wilhelmsen & Co., Royal Caribbean Cruise Lines and Vital Forsikring.

BIRGER MAGNUS (1955), OSLO

         Birger Magnus is an engineering graduate of the Norwegian University of Science and Technology and holds a MBA from INSEAD (France). Magnus has been a member of the Board of Nera since June 1998. His professional background includes experience as a systems engineer and running his own IT business from 1980 to 1984. From 1985 to 1995 Magnus was partner in McKinsey & Co. and he was the managing partner of the Oslo office in the latter part of this period as well as one of the leading partners in McKinsey's international multimedia practice (telecomm. IT, media). Magnus is now Chief Executive Officer of Schibsted ASA with responsibility for the Newspaper Business Area.

KJELL OLE INGEBO (1961), DRAMMEN

         Kjell Ole Ingebo is an engineering graduate of the Kongsberg Ingeni-rhoysk-le and holds a B.Sc. degree in Information Technology from the University of Strathclyde (Scotland). He has been an employee of the Nera Group since 1983 and his professional experience includes hardware and software development and systems work on Nera's earth stations. Since 1998 Ingebo has been a departmental manager for the development department responsible for SatCom's earth stations. Ingebo was an employee representative on the Corporate Assembly from 1995-1999 and has been a member of the Board since 1999.

MARCEL PETIE (1956), BERGEN

         Marcel Petie is an engineering graduate of the College of Advanced Technology in Rotterdam, Holland. He has been an employee of the Nera Group's development department in Bergen since 1981. Petie was elected as an employee representative on the Board in September 1999.

JOSTEIN SOREIDE, (1956), BERGEN

         Soreide has been an employee of the Nera Group since 1981 and has been an employee representative on the Board since 1997.

BJORN OVE SKJEIE (1951) - PRESIDENT AND CHIEF EXECUTIVE OFFICER OF NERA ASA

         Skjeie is business economics graduate of the Norwegian School of Economics and Business Administration. Skjeie was appointed President and Chief Executive Officer of Nera in April 1998. Prior to taking up this position he was responsible for the Satellite Communications business area, a position he took upon in April 1997. Skjeie has a broad range of experience including a number of senior management positions with ABB Norge AS. Skjeie's previous appointments included

Managing Director of ABB Offshore Technology AS from 1991-1997 and Finance Director of National Transformer from 1989-1990.

PER ERIK FROYEN (1948) - CHIEF FINANCIAL OFFICER

         Froyen is a business economics graduate of the Norwegian School of Economics and Business Administration. He joined Nera as Chief Financial Officer in June 1998. Prior to taking up this appointment, Froyen held a number of senior management positions with the ABB group in Norway. His previous appointments include Director of ABB Offshore Technology AS and Financial Controller of Asea Brown Boveri AS.

EINAR J. ERIKSEN (1952) - MANAGING DIRECTOR NERA NETWORKS AS / NERA ELECTRONICS

         Eriksen is a graduate of the Norwegian University of Science and Technology. Eriksen has been employed by Nera since 1978. Eriksen has held a number of positions during his employment with Nera, including the responsibility for setting up a PDH production facility in Singapore. He has also held management positions in the radio link and transmission areas. Eriksen is currently Managing Director of Nera Networks AS and Nera Electronics.

TERJE ASK HENRIKSEN (1956) - MANAGING DIRECTOR NERA SATCOM AS

         Ask-Henriksen is an engineering graduate of the Tinius Olsen Ingeni-rh-yskole and a business economics graduate from the Norwegian School of Management. He also has post graduate qualifications in industrial marketing from the Norwegian School of Management and MD in Lausanne. Ask-Henriksen has been the Managing Director of Nera SatCom since October 1998. His previous employment includes Elopak AS, where he was Area Manager, Marketing Director and the Director responsible for production and sales in Norway. He has also been employed by Elcon Finans (Marketing Manager) Markem Ships, Industriservice AS and Unitor Ships Service.

ODD BJORN UR (1950) - CORPORATE CONTROLLER

         Ur is a business economics graduate of the Norwegian School of Economics and Business Administration. Ur joined Nera as Financial Controller in 1987 and has continued in this position. Prior to taking up his position with Nera he was the Finance Director of Bergen Mekaniske Verksteder.

HELGE SKAAR (1955) - HEAD OF CORPORATE COMMUNICATIONS

         Skaar is a graduate of the University of Bergen. He joined Nera in 1995 as Head of Corporate Communications. Prior to taking up this position he was Head of Corporate Communications at Den norske Bank. Skaar has also worked for the Norwegian School of Economics and Business Administration and Haukeland Hospital.

         The Company believes there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve.

BOARD OF DIRECTORS

         In accordance with Norwegian law, the affairs of the Company are managed by its Board of Directors (the "Board"), which is also vested with overall control over policy and management of the Company.

         The Company's Articles of Association provide that the Board shall have no fewer than five members or greater than eight members. Under Norwegian law, one-third (and not less than two) of the directors are elected as employee representatives, if one-third of the members of the Corporate Assembly so demand. Currently, the Board has eight members, three of which are elected as employee representatives. In addition to reviewing and monitoring the Company's business, the powers generally held by the Board include the preparation of the Company's year-end accounts, the presentation of the accounts to the shareholders and the convening of shareholders' meetings.

         The Company's directors serve two-year terms. There is no limitation on the number of terms which a director may serve. However, the Company's Articles of Association provide that no one may be elected or reelected to the Board when he or she has reached the age of 65. Under Norwegian law, at least one-half of the directors must be citizens and residents of a European Union ("EU") or European Free Trade Area ("EFTA") country. All of the Company's directors are currently citizens or residents of an EU or EFTA country.

CORPORATE ASSEMBLY

         In accordance with Norwegian law, Nera has a Corporate Assembly of 12 members. The general meeting of shareholders elects 8 members, and the employees of the Company in Norway elect 4 members. In addition there is currently one deputy member. The Chairman of the Corporate Assembly is Oskar A. Munch.

         The Corporate Assembly of the Company has the responsibility under the Company's Articles of Association for electing the members of the Board of Directors, including the chairman. In addition to electing members of the Board, the Corporate Assembly (i) fixes the remuneration of the Board; (ii) decides, at the Board's proposal, matters concerning investments that are substantial compared with the Company's resources, or efficiency measures or alterations of the operations that would entail major changes or reallocation of the labor force; (iii) expresses an opinion to the general meeting of shareholders as to whether the Board's proposal for the income statement and balance sheet and the consolidated income statement and consolidated balance sheet should be adopted, and as to the Board's proposal for the application of profit or coverage of loss; and (iv) handles all other matters which a Corporate Assembly is entitled to handle under Norwegian law. Overall control over policy and management of the Company, however, is vested in the Board and not in the Corporate Assembly.

         Members of the Corporate Assembly are elected for a period of two years. No one may be elected or reelected to the Corporate Assembly once he or she reaches the age of 70.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         For the year ended December 31, 1999, the aggregate compensation paid or accrued by the Company for its directors and executive officers (15 individuals) was NOK 9.5 million million. Salary and remuneration to the President in 1999 totaled NOK 2.2 million. Salary and remuneration to the members of the Board totaled NOK 783,000. Remuneration paid to the Corporate Assembly totaled NOK 185,000. For all employees or past employees including the three members of the Board of Directors nominated by the employees, the Company has pension schemes which are administered by an independent management company, based on actuarial principles. See Note 6 of Notes to the Consolidated Financial Statements.

         The Company operates a bonus scheme for executive officers providing for a maximum bonus of up to 8 months' salary for Nera's president, and 6 months' salary for other executive officers. The level of bonus actually paid is based on the attainment of specified financial and business measures established each year.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         In 1995 and 1996 the Company issued NOK 50 million in aggregate principal amount of convertible bonds (the "1995 Bonds" and "1996 Bonds," respectively). In 1997 the Company issued additional convertible bonds (the "1997 Bonds") in an aggregate principal amount of NOK 35.6 million.

         The principal features of the 1995 Bonds, 1996 Bonds and 1997 Bonds and the circumstances of their issuance, are summarized in the following table.


                                           1995 BONDS              1996 BONDS                1997 BONDS
                                       ------------------        ------------------       --------------
Title                                  8% Non-Transferable       7% Non-                  5.7% Non-
                                       Convertible Bonds         Transferable             Transferable
                                       Due 2000                  Convertible Bonds        Convertible Bonds
                                                                 Due 2001                 Due 2001

Date of Issue ....                     March 31, 1995            July 1, 1996             July 1, 1997

Date of Maturity .                     March 31, 2000            July 1, 2001             July 1, 2001

Interest Rate ....                     8.0%                      7.0%                     5.7%

Nominal Value ....                     NOK 100 each              NOK 100 each             NOK 100 each

Subscription Price                     NOK 100 each              NOK 100 each             NOK 100 each



                                           1995 BONDS                1996 BONDS               1997 BONDS
                                       ------------------        ------------------       --------------
Transfers                              Not transferable          Not transferable         Not transferable

Offerees                               All full-time employees   All full-time            All full-time employees
                                       of the Company and        employees, apprentices,  and apprentices of the
                                       certain of its            board members and        Company
                                       subsidiaries              executive officers of
                                                                 the Company of certain
                                                                 of its subsidiaries

Holder's Right to Convert into
Shares                                 (a) From April 1, 1998,   (a) From June 15, 1999,  (a) From June 15, 1999,
                                       up to 50% of aggregate    up to 50% of aggregate   up to 50% of aggregate
                                       principal amount;         principal amount;        principal amount;
                                       (b) From April 1, 1999,   (b) From June 15, 2000,  (b) From June 15, 2000,
                                       up to 75% of aggregate    up to 75% of aggregate   up to 75% of aggregate
                                       principal amount; from    principal amount;        principal amount;
                                       October 1, 1999, 100% of  (c) From January 1,      (c) From January 1, 2001,
                                       aggregate principal       2001, 100% of aggregate  100% of aggregate
                                       amount                    principal amount         principal amount


Conversion Price                       NOK 25.8, increasing by   NOK 54,increasing by     NOK 63.4,
                                       2.5% at the end of each   2% at the end of each    increasing by
                                       three-month period        three months following   1% each month.
                                       following March 31, 1998, July 1, 1999, subject
                                       subject to adjustment     to adjustment to
                                       to reflect future         reflect future
                                       dividends                 dividends




         At December 31, 1999, the maximum amount of Shares called for by the 1995 Bonds, the 1996 Bonds and the 1997 Bonds held by the Company's directors and executive officers as a group was 128.276, 108.208 and 21.292, respectively.

         On May 5, 1999, the shareholders approved a stock option plan for management of the Company. As of December 31, 1999, options to purchase 1,115,000 shares have been granted at an exercise price equal to fair market value of the time of issuance and no options were exercisable.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         There have been no material transactions during the last year nor are there any presently proposed transactions, in which any director or officer, or controlling shareholder, or any relative or spouse thereof had or has a direct or indirect material interest. There is no significant indebtedness owed to the Company by any director or officer or any associate of any director or officer.

                                   PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES

         None.

                                     PART IV

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Index to Consolidated Financial Statements of Nera ASA and Subsidiaries

                                                                                          Page
     Report of Independent Accountants                                                    F-2

     Consolidated Income Statements for the years
     ended December 31, 1997, 1998 and 1999                                               F-4

     Consolidated Balance Sheets as of December 31,
     1997, 1998 and 1999                                                                  F-5

     Consolidated Statements of Cash Flows for the
     years ended December 31, 1997, 1998 and 1999                                         F-6

     Consolidated Statement of Changes in Shareholders'
     Equity for the years ended December 31, 1997, 1998
     and 1999                                                                             F-8

     Notes to the Consolidated Financial Statements                                       F-9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nera ASA and Subsidiaries

          We have audited the accompanying consolidated balance sheets of Nera ASA and its Subsidiaries as of December 31, 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year ended December 31, 1999, all expressed in Norwegian kroner. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in Norway, which are substantially consistent with those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nera ASA and its Subsidiaries as of December 31, 1999, and their consolidated results of operations and cash flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles in Norway.

          Accounting practices used by the company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in Note 23.

/s/ Arthur Andersen & Co.
Arthur Andersen & Co.
Bergen, Norway
March 23, 2000/June 30, 2000

To the Board of Directors and Shareholders of Nera ASA and Subsidiaries


     We have audited the accompanying consolidated balance sheets of Nera ASA and its Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 1998, all expressed in Norwegian kroner. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Norway, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nera ASA and its Subsidiaries as of December 31, 1997 and 1998, and their consolidated results of operations, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in Norway.

     Generally accepted accounting principles in Norway vary in certain respects from accounting principles generally accepted in the United States.
The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended
December 31, 1998, and the determination of consolidated shareholders' equity at December 31, 1997 and 1998, to the extent summarized in Note 23 to the consolidated financial statements.


/s/ PricewaterhouseCoopers

PricewaterhouseCoopers DA
Oslo, Norway
June 30, 1999

                           NERA ASA AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)

YEARS ENDED DECEMBER 31,                                              1997        1998 (2)       1999             1999
                                                                      NOK           NOK           NOK          USD (1)
(Amounts in 1,000s, except for per share amounts)                                                            (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
SALES                                                              2 971 053     3 034 671     2 765 777       345 291

OPERATING COSTS (3)
Cost of materials                                                  1 367 091     1 382 705     1 067 973       133 330
Changes in inventory of work in progress and finished goods          -33 678         4 387        19 357         2 417
Payroll expense                                                      715 067       747 732       657 307        82 061
Depreciation                                                          86 868        71 170        58 667         7 324
Other operating expense                                              701 573       952 027       786 025        98 130
-----------------------------------------------------------------------------------------------------------------------
OPERATING COSTS                                                    2 836 921     3 158 021     2 589 329       323 262
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING GAIN AND LOSS                  134 132     (123 350)       176 448        22 028
-----------------------------------------------------------------------------------------------------------------------

Restructuring gain and loss                                                      (171 750)       112 807        14 083

-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                     134 132     (295 100)       289 255        36 112
-----------------------------------------------------------------------------------------------------------------------

Net financial items                                                 (35 900)      (94 315)         7 546           942

-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                                   98 232     (389 415)       296 801        37 054
-----------------------------------------------------------------------------------------------------------------------

Income tax expense                                                  (20 036)        63 337      (89 223)      (11 139)

-----------------------------------------------------------------------------------------------------------------------
NET INCOME(LOSS)                                                      78 196     (326 077)       207 578        25 915
-----------------------------------------------------------------------------------------------------------------------

Earnings(loss) per share (Basic)                                        1.19    (4,49) (2)          2,16          0,27
-----------------------------------------------------------------------------------------------------------------------

Earnings(loss) per share (Diluted)                                      1.19    (4,49) (2)          2,15          0,27
-----------------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of the consolidated financial statements.
-------------------------------------------------------------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1999 of $1.00 = NOK 8,01

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

(3) Due to the new Norwegian Accounting Act 1998 the presentation of operating costs have been changed.

                           NERA ASA AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)



AS OF DECEMBER 31,                                     1997                1998 (2)                     1999                 1999
                                                        NOK                     NOK                      NOK              USD (1)
(Amounts in 1,000s)                                                                                                   (Unaudited)
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                           124,720                 232,677                  481,534               60,117
Short-term investments                             -                         34,372                    2,300                  287
Accounts receivable, net                            838,945                 740,156                  592,548               73,976
Costs in excess of billings                         234,375                 319,716                  121,361               15,151
Inventories                                         555,109                 431,698                  309,322               38,617
Other current assets                                210,993                 271,405                  324,486               40,510
----------------------------------------------------------------------------------------------------------------------------------
Current assets                                    1,964,142               2,030,024                1,831,551              228,658

Investments in associated companies                  57,324                   2,413                  142,817               17,830
Long-term investments                                20,785                   5,013                    1,013                  126
Deferred tax asset                                   20,081                  69,370                    7,351                  918
Prepaid pensions                                     16,629                   5,960                  -                     -
Long-term receivables                               137,135                 178,697                  127,461               15,913
Intangible assets, net                               58,013                     929                   21,431                2,676
Property, plant and equipment, net                  253,113                 212,555                  141,191               17,627

----------------------------------------------------------------------------------------------------------------------------------
Non-current assets                                  563,080                 474,937                  441,264               55,089
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      2,527,222               2,504,961                2,272,815              283,747
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank overdrafts                                      22,421                     214                  -                    -
Trade payables                                      395,712                 406,709                  225,855               28,197
Customer advances and
billings in excess of costs                         204,678                 323,068                  340,599               42,522
Tax withholdings, holiday pay etc.                  113,919                  54,526                   43,433                5,422
Taxes payable                                        63,091                  31,130                   74,297                9,276
Dividends payable                                    33,001               -                           19,600                2,447
Short-term borrowings                                75,493                   7,350                   32,509                4,059
Other current liabilities                           147,171                 269,366                  231,976               28,961
----------------------------------------------------------------------------------------------------------------------------------
Current liabilities                               1,055,486               1,092,363                  968,269              120,883

Deferred taxes                                       28,507                   7,224                    9,071                1,132
Accrued pensions                                     20,428                  26,257                   30,233                3,774
Long-term borrowings                                575,084                 508,585                  226,456               28,272
Deferred gain                                        56,974                  85,267                   69,278                8,649
----------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                               680,993                 627,333                  335,038               41,827

Share capital                                       132,007                 192,187                  192,187               23,993
Restricted reserves                                 396,951                 511,997                  569,893               71,148
Unrestricted reserves (3)                           261,785                  81,081                  207,428               25,896
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                790,743                 785,265                  969,508              121,037
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        2,527,222               2,504,961                2,272,815              283,747
----------------------------------------------------------------------------------------------------------------------------------

       The accompanying notes are an integral part of the consolidated financial statements.

                           NERA ASA AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1999 of $1.00 = NOK 8,01.

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

(3) In accordance with the new Norwegian Accounting Act 1998 accumulated other comprehensive equity are included in unrestricted reserves. For previous years accumulated other comprehensive income (loss) was shown as a separate item.

YEARS ENDED DECEMBER 31,                                           1997         1998(2)        1999            1999
                                                                    NOK            NOK          NOK         USD (1)
(Amounts in 1,000s)                                                                                     (Unaudited)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income/(loss)                                                  78 196     (326 078)       207 578       25 915

Adjustments to reconcile net income to net cash (used in)
provided by operating activities
Depreciation and amortization                                      86 868        71 170        58 667        7 324
Impairment of long-lived assets                                                  52 768         1 700          212
(Gain)/ loss on property, plan and eqiupment                     (31 926)       (7 398)        16 081        2 008
Gain on sale of investments                                                     (6 709)      (40 119)      (5 009)
Write-down of investments/ shares                                                39 681             0            0
Deferred taxes                                                   (35 147)      (72 450)        62 542        7 808
Provision for bad debts                                            19 713     61 000(e)        17 333        2 164
Results from associated companies                                   2 413       (5 157)      (12 098)      (1 510)
Other non-cash items, net                                                         2 501             0            0

Net effect of changes in operating assets and liabilities, net of effect from purchase/sale of companies

     Inventories                                                 (50 090)        86 009        32 725        4 086
     Accounts receivable                                        (197 128)        71 147     (114 140)     (14 250)
     Cost in excess of billings                                  (36 288)      (75 642)       187 552       23 415
     Customer advances and billings in excess of costs             14 611       121 634        21 647        2 702
     Trade payables                                                95 848      (12 506)        32 955        4 114
     Difference prepaid and accrued pensions                       12 125        21 827        12 893        1 610
     Change in other short term items                            (32 667)      (14 400)      (69 388)      (8 663)
------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES              (73 472)         7 397       415 928       51 926

CASH FLOWS FROM INVESTING ACTIVITIES :
Capital expenditures                                             (86 131)      (69 858)      (60 151)      (7 509)
Proceeds from sales of assets                                      71 193        58 158       158 940       19 843
Loans (granted to) repaid by third parties                       (69 742)         1 770        19 483        2 432
Investments in associated companies                               (3 904)             0             0
Investments in FoU                                                                           (21 431)      (2 676)
Investments in shares                                            (19 774)       (4 001)             0            0
------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES             (108 358)      (13 931)        96 841       12 090

The accompanying notes are an integral part of the consolidated financial statements.
-------------------------------------------------------------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1998 of $1.00 = NOK 8,01.

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

                           NERA ASA AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)


YEARS ENDED DECEMBER 31,                                            1997         1998         1999           1999
                                                                     NOK          NOK          NOK         USD (1)
(Amounts in 1,000s)                                                                                    (Unaudited)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES :
Change in other long-term receivables                               (1 689)      (1 404)            0            0
Net borrowing (repayment) of bank overdraft facilities               15 656     (20 283)          169           21
Proceeds from (repayments of) short-term borrowings                  74 762     (68 143)      (7 350)        (918)
Principal payments on capital leases                                (5 844)     (12 735)            0            0
Repayment of mortgage loan                                                0            0            0            0
Proceeds from long-term borrowings                                  191 442            0            0            0
Repayments of other long-term borrowings                           (25 266)     (63 197)    (250 092)     (31 222)
Proceeds from issuance of shares                                        528      285 183            0            0
Dividends paid                                                     (33 002)      (9 914)            0            0
---------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                 216 587      109 507    (257 273)     (32 119)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS       (19 120)        4 983      (6 640)        (829)
---------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                              15 637      107 957      248 857       31 068
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      109 083      124 720      232 677       29 048
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            124 720      232 677      481 534       60 117
---------------------------------------------------------------------------------------------------------------------


SUPPLEMENTAL CASH FLOWS INFORMATION :
---------------------------------------------------------------------------------------------------------------------
Cash paid/received during the year for :
     Interest                                                        44 255       58 142       35 105        4 383
     Taxes                                                           31 189       37 770     (12 743)      (1 591)
---------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES :
---------------------------------------------------------------------------------------------------------------------
Shares received for assets                                           54 000        8 163            0            0
Short-term receivable from Kitron ASA                                 6 814            0            0            0
Amounts capitalized for financial leases                              3 590        6 205            0            0
Assets leased to customers                                                0       15 649            0            0
Dividends declared but not paid                                      33 001            0       19 600        2 447
Conversion of employee bonds to shares in the Company                     0        2 084            0            0
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.
-------------------------------------------------------------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1999 of $1.00 = NOK 8,01.

                           NERA ASA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS


                                                          Number of
                                                             Shares         Share   Restricted   Unrestricted
(Amounts in NOK 1,000s, except for number of shares)    Outstanding   Capital (1)     Reserves      Reserves
-------------------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1996                                  13 147 870       131 479      393 328       227 692
-------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income
  Translation adjustments
Total Comprehensive income
Dividend
Allocation of net income and transfers                                                   3 623        41 440
Share issue for Nera ASA's 50th anniversary                  52 800           528
Five-for-one share split (1)                             52 802 680
-------------------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1997                                  66 003 350       132 007      396 951       269 132
-------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income (Loss)(2)
  Translation adjustments
Total Comprehensive income(loss)
Change in last year's provision for dividends                                                         23 088
Transfer of net loss                                                                  (39 931)     (286 146)
Converted employee bonds                                     85 383           170        1 914
Issuance of shares                                       30 005 000        60 010      225 173
Adjustments due to new Norwegian Accounting Act                                       (72 110)        72 110
-------------------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1998                                  96 093 733       192 187      511 997        78 184
-------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income(Loss)
  Translation adjustments                                                                4 240
Total Comprehensive income(loss)
Adjustments due to new Norwegian Accounting Act                                         41 654      (42 266)
Dividend
Allocation of net income and transfers                                                  12 003       175 975
-------------------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1999                                  96 093 733       192 187      569 894       211 893
-------------------------------------------------------------------------------------------------------------

                                                         Accumulated other
                                                             comprehensive             Net
(Amounts in NOK 1,000s, except for number of shares)                income    income(loss)     Total
----------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1996                                             4 458                    756 957
----------------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                                                      78 196      78 196
  Translation adjustments                                        (11 805)                   (11 805)
Total Comprehensive income                                                                    66 391
Dividend                                                                        (33 133)    (33 133)
Allocation of net income and transfers                                          (45 063)
Share issue for Nera ASA's 50th anniversary                                                      528
Five-for-one share split (1)
----------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1997                                           (7 347)                    790 743
----------------------------------------------------------------------------------------------------
Comprehensive income
  Net income (Loss)(2)                                                         (326 077)   (326 077)
  Translation adjustments                                          10 244                     10 244
Total Comprehensive income(loss)                                                           (315 833)
Change in last year's provision for dividends                                                 23 088
Transfer of net loss                                                             326 077
Converted employee bonds                                                                       2 084
Issuance of shares                                                                           285 183
Adjustments due to new Norwegian Accounting Act
----------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1998                                             2 897                    785 265
----------------------------------------------------------------------------------------------------
Comprehensive income
  Net income(Loss)                                                               207 578     207 578
  Translation adjustments                                         (7 363)                    (3 123)
Total Comprehensive income(loss)                                                             204 455
Adjustments due to new Norwegian Accounting Act                                                (612)
Dividend                                                                        (19 600)    (19 600)
Allocation of net income and transfers                                         (187 978)
----------------------------------------------------------------------------------------------------
BALANCE AT DEC 31, 1999                                           (4 466)                    969 508
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.
--------------------------------------------------------------------------------
(1) At an Annual General Meeting held on April 23, 1997, a five-for-one share split was proposed and approved. Prior to this share split, the Company's shares had a par value of NOK 10. Subsequent to the share split, the Company's shares have a par value of NOK 2.

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

                           NERA ASA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS



(1)    ACCOUNTING POLICIES

General

Nera ASA and its Subsidiaries (Nera, the Company or the Group) is a Norwegian telecommunications company specializing in the design, the development, the manufacture and the marketing of selected telecommunications equipment and services.

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). In certain respects, Norwegian GAAP differs from accounting principles generally accepted in the United States (U.S. GAAP). The significant differences and the related effect on the consolidated financial statements are set forth in Note
23. The consolidated financial statements also include certain reclassifications and disclosures in order to more closely conform to the form and content required by U.S. GAAP and the Securities and Exchange Commission reporting requirements.

Amounts included in the consolidated financial statements and notes are stated in thousands of Norwegian kroner (NOK) (or in thousands of any other currency used herein), except percentages, share and per share amounts and except where otherwise noted.

At an Annual General Meeting convened on April 23, 1997 a five-for-one share split was proposed and approved. Except for the Consolidated Statement of Changes in Shareholders' Equity (where the overall effect of the share split is shown only in 1997) and where otherwise stated, all share and earnings per share amounts have been restated to reflect the effect of this share split.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 1999 have been translated into United States dollars (USD) at the rate of NOK 8,01 per USD, the Noon Buying Rate on December 31, 1999. This translation should not be construed as a representation that the amounts shown could be so converted into USD at such date.

Principles of consolidation

The consolidated financial statements include the accounts of the parent company, Nera ASA, and each of those companies in which it controls, directly or indirectly through subsidiaries, over 50 % of the voting rights. The Company does not consolidate those companies in which the parent's control of the subsidiary is temporary or there is significant doubt concerning the parent's ability to control the subsidiary. Companies acquired have been consolidated, beginning with the date the control was transferred to the Company. When subsidiaries are sold or

                           NERA ASA AND SUBSIDIARIES
                CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


otherwise disposed of, the results until the date of disposal are included in the consolidated accounts. All significant inter-company transactions and balances are eliminated.

The excess of the cost of the investment in subsidiaries over the book value of the net assets acquired is accounted for by increasing the carrying value of the identifiable assets and liabilities to their fair value with any remaining amount shown as goodwill.

The balance sheets of the Company's foreign subsidiaries are translated from their respective functional currencies into Norwegian kroner at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate in effect during the reporting period. Resulting translation adjustments are accumulated in a separate component of shareholders' equity.

As of April 1, 1998, Nera ASA was divided into a holding company and four newly established subsidiaries, Nera Network AS, Nera Electronic AS, Nera SatCom AS and Nera TMN AS. The Company sold Contec Design AS, Infotema AS, Nera Mobildata AS, and reduced the ownership in Nera Telecommunications Ltd. (Singapore) to 47,3% during the year. As of December 31, 1999, the Company's principal subsidiaries are as follows:

NAME OF SUBSIDIARY:                     COUNTRY/REGION             SHAREHOLDING %
--------------------------------------------------------------------------------------
Nera Networks AS                        Norway                     100%
Nera Electronics AS                     Norway                     100%
Nera Satcom AS                          Norway                     100%
Nera Americas Holding Inc.              USA                        100%
Nera GmbH                               Germany                    100%
Nera Ltd.                               United Kingdom             100%
Nera Finans AS                          Norway                     100%
Nera (HK) Limited                       Hong Kong                  100%
Nera Telecommunications
     Latin America SA                   Venezuela                  100%
Nera America Latina Ltda                Brasil                     100%
Nera de Mexico SA De CV                 Mexico                     100%
Nera (India) Ltd.                       India                      100%

Investment in associated companies

The Company's share of the income or losses from associated companies, in which the Company owns 20% to 50 % of the voting rights and has significant financial and operational influence, is included in the consolidated income statement in accordance with the equity method of accounting. If the Company owns greater than 20% of the voting rights of another company, but

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


plans to sell these shares in the short-term or doesn't have significant influence, the Company records the shares as short-term investments and records them at the lower of cost or market. The principal investments in associated companies include the 47,3% interest in Nera Telecommunications Ltd.

Investments

Investments, short-term or long-term, where the Company generally owns less than 20 %, are carried at the lower of cost or market with changes in carrying value recorded in the income statement. These investments are classified in the balance sheet as long-term or short-term based on management's intent.

Revenue recognition

The revenues of the Company mainly consist of long-term contracts. For other revenues, revenue is generally recognized when a product is shipped and services are performed.

Revenues on long-term contracts are recognized using the percentage of completion method. Under this method, income is recognized as work progresses on the contracts. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. For certain contracts where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, the Company divides the contract into segments and recognizes revenue on each segmentable portion individually. Income recognition on contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. Revisions of cost and income estimates are reflected in the period in which the facts that require the revision become known. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

For certain significant long-term contracts, the Company obtains advance payments from customers in an effort to help finance necessary investments to fulfill these contracts. In an attempt to present operating margins and financial expenses as if the investments had been financed through third parties, the Company calculates an imputed interest amount when recognizing sales under these long-term contracts. This imputed interest is added to sales and financial expense, with no impact on the Company's net income.

Foreign currency transactions

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

All current assets and liabilities, except for receivables and certain cash accounts which are related to the Company's hedging policy, denominated in a foreign currency are translated using the year-end exchange rate and the resulting gains and losses are recognized currently and included in income. The assets and liabilities are adjusted separately for all resulting foreign currency gains and losses.

Non-current assets and long-term liabilities are translated into Norwegian kroner at the exchange rate at the balance sheet date and netted by currency. If the net position by currency results in a loss in Norwegian kroner, the loss is charged to the income statement as a financial expense and a contra receivable is established, leaving the related asset and liability balances translated at the transaction day exchange rates. If the net position by currency results in a gain in Norwegian kroner, the gain is not recorded and the related asset and liability balances remain translated at the transaction day exchange rates.

Certain cash accounts and receivables in foreign currencies, which have been hedged, are translated using the average of the exchange rates received for all hedging instruments purchased in connection with the particular long-term contract to which the receivables and cash relate.

Derivative financial instruments

The Company uses a variety of derivative financial instruments, including forward foreign exchange contracts (forward contracts), purchased currency options, and currency swaps, as part of an overall foreign currency risk-management strategy. These instruments are used as a means of hedging exposure to foreign currency risk connected to firm sales commitments or existing assets and liabilities and are not recorded until the respective sale or purchase transaction is recorded. Such foreign currency transactions are considered hedges of sales of these long-term contracts when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment. Gains and losses on foreign currency transactions identified as hedges are deferred until the completion of the long-term contract being hedged.

The balance sheet accounts being hedged by these derivative products are translated using the average of the exchange rates received for all derivative products purchased in connection with a particular long-term sales or purchase contract. Differences between amounts translated at actual versus average exchange rates are deferred and recorded as other assets or liabilities until the related long-term sales or purchase contract is completed. The premiums on options are amortized on a straight-line basis over the term of the option. Cash flows from financial instruments that are hedged are categorized in the same category as the items being hedged.

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


If derivative instruments cease to meet the criteria for deferral accounting gains and losses are currently recognized in income. If an anticipated transaction does not occur, the derivative product is terminated, and any gains and losses are recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedge item is completed.

The Company has a wholly owned subsidiary, Nera Finans AS, which acts as a financial intermediary between the different reporting entities of Nera Group. Nera Finans AS is the counter-party for all of Nera's reporting entities derivative financial instruments. Nera Finans AS simultaneously purchases offsetting financial instruments from an unrelated third party to offset the exposure of Nera Group.

The Company does not hold or issue derivative financial instruments for trading purposes.

Research and development

Costs connected with research and development are expensed as incurred. Purchased technology is capitalized and expensed over the useful life.

Year 2000 expenses

All year 2000 costs are expensed when incurred.

Income taxes

Income tax expense includes current taxes and changes in deferred taxes. Deferred tax liabilities/assets are calculated in accordance with the liability method of accounting. Deferred income taxes are provided for, for all temporary differences between the financial statements and the tax basis of assets and liabilities, and operating loss carry forwards. Deferred tax liabilities are not discounted. Deferred taxes are not provided for retained earnings in subsidiaries that are intended to be permanently reinvested. The Company establishes a valuation allowance if it is more likely than not that some portion or all of its deferred tax assets will not be realized.

Earnings (Loss) per share

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both earnings (loss) per share and weighted average shares outstanding are adjusted to assume the conversion of the employee convertible bonds.

During April 1997, a five-for-one share split was proposed and approved. All earnings per share amounts have been restated to reflect the effect of this share split.

Cash and cash equivalents

The Company considers all highly liquid investments having an original maturity of three months or less at the date of purchase to be cash or cash equivalents.

Inventories

Inventories are stated at the lower of full cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead.

Costs in excess of billings

Costs in excess of billings represent revenue earned under the percentage of completion method but not yet billable under the terms of the contract. These amounts become billable upon meeting certain terms of the contract including the shipment of the product, achievement of milestones or completion of the contract.

Customer advances and billings in excess of costs

Customer advances and billings in excess of costs represent advances received on contracts and billings to customers in excess of earned revenue.

Long-term receivables

Long-term receivables mainly consist of loans given to some of the Company's customers and lease receivables. The Company charges interest on these loans.

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Property, plant and equipment and Intangible assets

Property, plant and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, significant renewals and betterment's are capitalized whereas expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in net income.

At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of future cash flows and operating income of each Group company having a material goodwill balance.

Depreciation of property, plant and equipment is recorded on a straight-line basis over the expected useful lives of the assets. Goodwill is amortized on a straight-line basis over the periods estimated to be benefited. Depreciation and amortization are based on the following annual rates:

ASSETS GROUP                           % RANGE                       YEARS
-----------------------------------------------------------------------------
Buildings                                   2%                     50 years
Machinery end equipment                 10-33%                3 to 10 years
Goodwill and other intangibles          20-33%                 3 to 5 years

Impairment of long-lived assets

The Company accounts for long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of, pursuant to Statement of Financial Accounting Standards No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This Statement requires impairment losses to be recorded on long-lived assets used in operations whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amount of the assets. SFAS 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the assets may be impaired.

Pension accounting

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The projected benefit obligation (funded and unfunded defined benefit pension plans) is the actuarial present value of benefits based upon the pension benefit formula taking into consideration the years of service rendered and assumptions about future compensation levels. Pension plan assets are measured at market value. Net periodic pension costs (gross pension costs less estimated return on plan assets) are included in operating expenses. The gross pension costs include service costs, interest costs on the projected benefit obligation, and the amortization of unrecognized gains or losses. For pension plans where plan assets exceed the accumulated benefit obligations and pension plans where the accumulated benefit obligations exceed plan assets, the aggregate net asset or net obligation is recorded as a long-term asset or as a long-term liability, respectively.

Share issuance costs

Share issuance proceeds are presented net of share issuance costs in the Statement of Changes in Shareholders' Equity.

Segment reporting

The Company has 4 segments (in accordance with statement of Financial Accounting Standards No. 131 - (SFAS 131). The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. (See Note 2).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from the estimates.

Changes in accounting rules

The New Norwegian Accounting Act of 1998 became effective as of January 1, 1999. This Act amends some previous Norwegian GAAP rules. As a result of this Norwegian Accounting Act,

                           NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


the Company restated its 1998 statements by recording a deferred tax asset of approximately MNOK 69,4.

(2)    SEGMENT REPORTING

The accounting policies of the Company's business areas or operating segments are the same as those described in Note 1, Accounting Policies. The Company accounts for intersegment sales and transfers made at amounts in excess of costs based on the respective local tax regulations. Nera evaluates the performance of its segments and allocates resources to them based on operating earnings after depreciation and amortization. The Company does not allocate other income/(expenses), income taxes, or unusual items to its segments. In addition, not all segments have significant non-cash items other than depreciation and amortization in reported segment profit or loss.

Nera is organized primarily based on the nature of its core products and services. These products and services are grouped into 4 strategic business areas or reportable segments. These are:

       - Transmission Networks - includes the design, sale, and distribution of microwave transmission equipment.

       - Satellite Communications - includes the design, sale, and distribution of satellite terminals and gateways, and services within airtime billing.

       - Production - Principal supplier of manufacturing services to Transmission Network and Satellite Communications. Some manufacturing for external parties as well.

       - Dedicated Communications - includes all other special communications services such as MobilData AS and Contec Design AS. Activities in Dedicated Communications were sold during 1999.

The following table presents information about the Company's reportable segments' sales, profit or loss, assets, capital expenditures, impairments on long-lived assets and depreciation and amortization reviewed and used by the Company's chief operating decision officer.

For the years ended December 31, 1997, 1998 and 1999:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


-------------------------------------------------------------------------------------------------------
                             TRANSMISSION                  SATTELITE
MNOK                           NETWORK                   COMMUNICATION              PRODUCTION
-------------------------------------------------------------------------------------------------------
                       1997     1998      1999      1997     1998     1999     1997     1998     1999
-------------------------------------------------------------------------------------------------------
Sales                 1 231    1 547     1 500      975       946     897      221      227      179
Profit/(loss)            80    (140)        65       84      (73)      80     (24)      (1)       67
Assets (1)              874      950       698      510       899     273      449      431      400
Capital
expenditures             24       23        20       23        31      46       21       10       12

Impairment of long-
lived assets                      53       1,7
Depreciation and
amortization             30       40        17       18        24      17       22       22       19
-------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                            DEDICATED                RECONCILING
MNOK                      COMMUNICATION                 ITEMS                    TOTAL
---------------------------------------------------------------------------------------------------
                       1997     1998    1999    1997    1998      1999    1997     1998     1999
---------------------------------------------------------------------------------------------------
Sales                  444      315     186                           4   2 971     3 035    2 766
Profit/(loss)           13       16      94     (19)    (97)       (16)     134     (285)      289
Assets (1)             151       94       6     (19)    (96)      (133)   1 965     1 778    1 244
Capital
expenditures             2        2       1       16       4          2      86        70       81

Impairment of long-
lived assets                                                                           53      1,7
Depreciation and
amortization             6        4       2       11    (20)          2      87        70       57
----------------------------------------------------------------------------------------------------

The reconciling items refer mainly to intersegment eliminations and activity at the Company's corporate level, including its financial subsidiary. Income earned and expenses incurred at the corporate level are incidental to the main activities of the Company. The negative reconciling item in 1998 for depreciation and amortization relates to the depreciation and amortization at the corporate level as well as the elimination of internal goodwill that resulted from the Company's reorganization as of April 1, 1998.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                                       1997       1998         1999
                                                                      (MNOK)     (MNOK)       (MNOK)
                                                                    --------------------------------
OPERATING EARNINGS AFTER DEPRECIATION
Operating earnings after depreciation after reportable segments         134       (295)        289
Net financial items                                                    (36)        (94)          8
                                                                    --------------------------------
Consolidated Income before income taxes                                 98        (389)        297
                                                                    --------------------------------

AS OF DECEMBER 31,                           1997        1998       1999
(Amounts in 1,000s)                          MNOK        MNOK       MNOK
--------------------------------------------------------------------------
SEGMENT ASSETS
Segment assets for reportable segments      1 965       1 778       1 244
Cash                                          125         233         482
Short-term investments                                     34           2
Provision for bad debts                      (25)        (73)         (59)
Advance payment to suppliers                    2          26           2
Other current assets                          208         246         323
Investmented in associated companies           57           2         143
Long-term investments                          21           5           1
Deferred tax assets                            20          69           7
Prepaid pensions                               17           6           0
Long-term receivables                         137         179         128
--------------------------------------------------------------------------
CONSOLIDATED ASSETS                         2 527       2 505       2 273
--------------------------------------------------------------------------

The table below presents information on sales by geographic destination:


YEARS ENDED DECEMBER 31,                1997            1998           1999
(Amounts in 1,000s)                     NOK             NOK             NOK
--------------------------------------------------------------------------------
SALES BY GEOGRAPHIC DESTINATION
Norway                                407 941         378 004         283 035
United Kingdom                        314 087         312 916         350 163
Rest of Europe                        612 115         551 150         661 765
Asia                                1 031 497         863 845         681 104
North and South America               483 526         752 918         651 198
Africa                                 64 295         139 158          97 173
Other (1)                              57 592          36 680          41 339
--------------------------------------------------------------------------------
TOTAL                               2 971 053       3 034 671       2 765 777
--------------------------------------------------------------------------------


(1) The geographic category 'Other' primarily includes New Zealand, Australia and other countries in Oceania.

A breakdown of long-lived assets, which includes property, plant and equipment and intangible assets, by geographic location of these operations for the last three years is as follows:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)







                                        REST OF                LATIN
(AMOUNTS IN NOK 1,000s)     NORWAY      EUROPE      ASIA       AMERICA     TOTAL
------------------------------------------------------------------------------------
LONG-LIVED ASSETS
1997                        145 024     114 754     45 835      5 514      311 127
1998                        104 344      58 450     39 830     10 860      213 484
1999                        133 884      19 376      1 200      8 161      162 621

In 1997, 1998 and 1999, no customer accounted for more than 10 percent of sales.

(3)    TOTAL OPERATING EXPENSES

Total operating expenses consisted of the following:

YEARS ENDED DECEMBER 31,                         1997                            1998                            1999
(Amounts in 1,000s)                               NOK                             NOK                             NOK
----------------------------------------------------------------------------------------------------------------------
Materials                                   1,367,091                       1,382,705                       1,067,973
Payroll and related costs                     715,067                         747,732                         657,307
Other operating expenses                      681,860                         891,027                         768,692
Depreciation and                               86,868                          71,170                          58,667
amortization
Change in work-in-progress                   (33,678)                           4,387                          19,357
and finished goods
Provision for bad debts                        19,713                          61,000                          17,333
Restructuring costs                                                           171,750                         -112807
----------------------------------------------------------------------------------------------------------------------
TOTAL                                       2,836,921                       3,329,771                       2,476,522
----------------------------------------------------------------------------------------------------------------------

(4)    RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into a number of transactions with related parties, primarily affiliated companies.

Transactions with affiliated companies during 1998, included in Nera Group's 1998 consolidated financial statements, were as follows:


                                                            ACCOUNTS                           ACCOUNTS
                                                         RECEIVABLE AS OF                   PAYABLE AS OF
ASSOCIATED COMPANY                COUNTRY     SALES      DEC. 31, 1998        PURCHASES     DEC. 31, 1998
----------------------------------------------------------------------------------------------------------
Neratek AS                        Norway      22 857          2 746
Copytema AS                       Norway          36                               189
Nera Globecom (India) Pvt Ltd     India          481              6
----------------------------------------------------------------------------------------------------------
TOTAL                                         23 374          2 752                189                  0
----------------------------------------------------------------------------------------------------------


Transactions with affiliated companies during 1999, included in Nera Group's 1999 consolidated financial statements, were as follows:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                                             ACCOUNTS                           ACCOUNTS
                                                                         RECEIVABLE AS OF                    PAYABLE AS OF
ASSOCIATED COMPANY                               COUNTRY       SALES      DEC. 31, 1999        PURCHASES     DEC. 31, 1999
----------------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Communications Co Ltd     China              2                1                                   0
Neratek AS                                       Norway        16 374            1 404                19                20
Nera Telecommunications Ltd                      Singapore     21 097           12 637                28                35
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                          37 473           14 042                47                55
----------------------------------------------------------------------------------------------------------------------------

(5)    CONTRIBUTIONS AND GRANTS

Contributions and grants received from government research and development funds are reported net against the operating costs to which they relate and totaled NOK 14,259, NOK 9,268 and NOK 7,889 in 1997, 1998 and 1999, respectively.

(6)    PENSIONS

The Company has three defined benefit retirement plans which cover substantially all of the employees in Norway.

One of the pension plans gives the employees the opportunity for early retirement (Avtale Festet Pensjon, or "AFP"). Because of improvements in the plan in 1997, the estimated rate of employee participation has been increased from 0% to 50%. The effect of the change in the estimated rate of employee participation is being amortized on a straight line basis over the average remaining service period of active employees expected to receive benefits under this plan.

Net periodic pension cost of the Company's pension plans was as follows:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                                                  PENSION BENEFITS
                                                           1997         1998       1999
CHANGE IN PROJECTED BENEFIT OBLIGATIONS
Projected benefit obligations at beginning of year        170 555      199 740    209 757
Service cost                                               11 597       13 482     11 785
Interest cost                                              11 878       13 947     14 529
Actuarial gain / loss                                       7 589     (13 570)     37 027
Benefits paid                                             (1 272)      (2 193)    (4 404)
------------------------------------------------------------------------------------------
Projected benefit obligations at end of year              200 347      211 406    268 694
                                                        ----------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year            157 910      162 980    142 812
Actual return on plan assets                                5 537     (16 868)     43 738
Benefits paid                                               (467)      (1 714)    (2 402)
                                                        ----------------------------------
Fair value of plan assets at end of year                  162 980      144 398    184 148
                                                        ----------------------------------

RECONCILIATION TO BALANCE SHEET
Funded status of the plan                                (37 367)     (67 008)   (84 546)
Unrecognized net gain / loss                               31 963       36 016     43 553
Unrecognized net transition asset /(obligation)                         10 675
Unrecognized plan amendments                                6 352        5 613     14 495
(Accrued) social security tax                              -4 747       -5 593     -3 736
                                                        ----------------------------------
(Accrued) / prepaid pension cost                          (3 799)     (20 297)   (30 234)
                                                        ----------------------------------

Service cost                                               12 225       12 985     11 058
Interest cost                                              12 549       13 727     13 686
Expected return on plan assets                           (12 478)     (11 935)    (9 935)
Amortization of unrecognized net gain / loss                  135          954      2 037
Amortization of unrecognized plan amendments                               454        454
Social security tax                                           614          737      2 439
                                                        ----------------------------------
Net periodic pension cost                                  13 045       16 922     19 739
                                                        ----------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The Company has also recorded accrued social security costs of NOK 2,211, NOK 2,914 and NOK 3,736 as of December 31, 1997, 1998 and 1999, respectively. Assumptions used in developing the projected benefit obligations as of December 31, 1997, 1998 and 1999 were as follows:

                                     1997      1998      1999
Discount rate                        7,0 %     7,0 %     7,0 %
Rate of increase in compensation     3,5 %     3,5 %     3,5 %
Rate of return on plan assets        8,0 %     7,5 %     7,5 %
Rate of increase in pensions         2,5 %     2,5 %     2,5 %

(7)    FINANCIAL INCOME (EXPENSE), NET

Financial income (expense), net, consisted of the following:

YEARS ENDED DECEMBER 31,                                 1997         1998         1999
(Amounts in 1,000s)                                      NOK          NOK          NOK
--------------------------------------------------------------------------------------------
Interest expense                                         (46 857)     (63 211)     (33 542)
Interest on advances received on long-term contracts      (1 701)      (3 604)      (5 519)
Foreign currency losses, net                              (3 452)     (14 019)        6 004
Interest income                                            14 813       23 597       32 762
Write-down of investments/ shares                                     (39 681)      (1 700)
Gain on sale of investments                                12 438        6 709       27 608
Other financial (expenses)/ income, net                   (8 278)      (9 263)     (30 164)
Results from associated companies                         (2 413)        5 157       12 098
--------------------------------------------------------------------------------------------
TOTAL                                                    (35 450)     (94 315)        7 547
--------------------------------------------------------------------------------------------

Interest on advances received on long-term contracts represents the imputed interest expense recognized in accordance with the Company's related revenue accounting policy as described in Note 1.

(8)    TAXES

The domestic and foreign components of income before taxes were the following:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



YEAR ENDED DECEMBER 31.        1997         1998         1999
Amounts in 1,000s              NOK          NOK           NOK
----------------------------------------------------------------
Income (loss) before tax:
Norway                        24 456     (177 829)     225 503
Rest of Europe                44 244     (250 662)      19 891
Asia                          26 989        28 570      23 855
Latin America                  2 543        10 507      27 551
----------------------------------------------------------------
TOTAL                         98 232     (389 414)     296 800
----------------------------------------------------------------

The differences between total tax expense and the tax expense computed using the Norwegian statutory tax rate were as follows:

YEARS ENDED DECEMBER 31,                                1997         1998          1999
(Amounts in 1,000s)                                     NOK          NOK           NOK
------------------------------------------------------------------------------------------
EXPENSE (BENEFIT) :
Tax at Norwegian statutory rate (28%)                     27 505     (109 036)     83 104
Costs associated with the issuance of shares                           (4 152)
Nondeductible expenses                                     4 074        14 727    (8 184)
Differences in foreign and domestic statutory rates     (10 059)       (6 091)    (9 320)
Valuation allowance                                                     50 634     10 995
Adjustment of prior years estimated liabilities          (3 864)       (8 763)      2 200
Other, net                                                 2 380         (656)     10 428
------------------------------------------------------------------------------------------
TOTAL                                                     20 036      (63 337)     89 223
------------------------------------------------------------------------------------------

The components of tax expense consisted of the following:

YEARS ENDED DECEMBER 31,     1997         1998         1999
(Amounts in 1,000s)          NOK          NOK          NOK
-----------------------------------------------------------------
CURRENT TAXES :
Norway                       37 802      (2 415)      (6 809)
Rest of Europe                3 937      (8 263)      (4 812)
Asia                         10 952       10 768      (5 537)
Latin America                 2 446        5 719     (13 266)
-----------------------------------------------------------------
Subtotal                     55 137        5 809     (30 424)
-----------------------------------------------------------------
DEFERRED TAXES :
Norway                     (28 326)       -72145     (62 785)
Rest of Europe              (3 408)         2879        (400)
Asia                        (3 327)        -5193            0
Latin America                  (40)         5312        4 386
-----------------------------------------------------------------
Subtotal                   (35 101)     (69 146)     (58 799)
-----------------------------------------------------------------
TOTAL                        20 036     (63 337)     (89 223)
-----------------------------------------------------------------

The Company's deferred tax liability/(asset) resulted from the effect of temporary differences between the financial and tax reporting of the following items:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

AS OF DECEMBER 31,                       1998         1999
(Amounts in 1,000s)                      NOK          NOK
--------------------------------------------------------------------
DEFERRED TAX LIABILITY (ASSET) :
Provision for bad debts                  (6 552)     (10 152)
Costs in excess of billings              (9 110)       31 181
Inventories                               10 312        4 005
Provision for guarantees                 (7 636)      (9 889)
Other current assets                      24 491      (2 879)
Tax loss carryforwards                  (89 794)     (28 304)
Prepaid pensions                           2 563          523
Deferred gain                           (14 984)      (8 443)
Investments                             (10 459)      (2 333)
Property,plant and equipment              27 226       19 717
Accrued pensions                         (7 538)      (9 506)
Other negative temporary differences           0        (242)
Valuation allowance                       19 338       18 044
--------------------------------------------------------------------
TOTAL                                   (62 146)        1 720
--------------------------------------------------------------------

(9)    EARNINGS(LOSS) PER SHARE

Maturity for tax loss carry forward:         1999
----------------------------------------------------
2000                                     (11 038)
2007                                      (5 505)
Later than 2007                          (79 893)
----------------------------------------------------
TOTAL                                    (96 436)
----------------------------------------------------

For dilutive earnings per share ("EPS") purposes, both the net earnings and shares outstanding are adjusted to assume the conversion of all of the Company's employee convertible bond issuances. The "if converted method" was used, which assumes that the Company's convertible bonds are converted into shares at the earliest possible time at the most advantageous conversion rate available. The assumed conversion of the 7% and the 5.7% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1997, 1998 and 1999, and the 8% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1997, 1998 and 1999. To do so would have caused an antidilutive effect on earnings per share.

For the year ended 1997:                                             WEIGHTED
                                                                      AVERAGE
                                                                       SHARES
(Amounts in 1,000s, except for Earnings Per          INCOME       OUTSTANDING     EARNINGS PER
Share amounts)                                  (NUMERATOR)     (DENOMINATOR)     SHARE AMOUNT
------------------------------------------------------------------------------------------------
                                                       NOK                               NOK
BASIC AND DILUTIVE EARNINGS PER
SHARE
Income available to common
shareholders                                        78 196          65 961              1.19
------------------------------------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)




For the year ended 1998:                                                            WEIGHTED
                                                                                     AVERAGE
                                                                                      SHARES
(Amounts in 1,000s, except for Earnings Per                           LOSS       OUTSTANDING       EARNINGS PER
Share amounts)                                                 (NUMERATOR)     (DENOMINATOR)       SHARE AMOUNT
---------------------------------------------------------------------------------------------------------------
                                                                       NOK                                  NOK
BASIC AND DILUTIVE EARNINGS PER
SHARE
Income available to common
shareholders                                                     (326 078)            72 569              (4,49)
---------------------------------------------------------------------------------------------------------------

                                                                                       WEIGHTED
For the year ended 1999:                                                                AVERAGE
                                                                                         SHARES
                                                                    INCOME          OUTSTANDING     EARNINGS PER
(Amounts in 1,000s, except for Earnings Per Share amounts)     (NUMERATOR)        (DENOMINATOR)     SHARE AMOUNT
------------------------------------------------------------------------------------------------------------------
                                                                       NOK                                   NOK
BASIC EARNINGS PER SHARE
Income available to common shareholders                            207 578               96 094            2,16

EFFECT OF DILUTED SECURITIES, NET OF TAXES
Adjustments for share options                                                               225

DILUTED EARNINGS PER SHARE
Weighted average shares outstanding (year end)
after adjustments for convertible bonds                            207 578               96 319            2,15
------------------------------------------------------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


(10)        ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

AS OF DECEMBER 31,                      1998         1999
(Amounts in 1,000s)                      NOK          NOK
----------------------------------------------------------
Accounts receivable                  812 847      651 301
Allowance for doubtful accounts     (72 691)     (58 753)
----------------------------------------------------------
ACCOUNTS RECEIVABLE, NET             740 156      592 548
----------------------------------------------------------

The Company's main customers are public and private telecommunications companies. The major concentrations of credit risk arising from the Company's receivables in relation to the location of customers, are presented in the following table:

AS OF DECEMBER 31,             1998        1999
(Amounts in 1,000s)             NOK         NOK
-------------------------------------------------
Rest of Europe              358 651     344 562
Asia                        215 833     122 116
Norway                       64 439      51 184
North and South America     132 569     106 475
Africa                       35 828      25 640
Other (1)                     5 528       1 324
-------------------------------------------------
TOTAL                       812 847     651 301
-------------------------------------------------

(1) The geographic category 'Other' primarily includes New Zealand, Australia and other countries in Oceania.

Nera conducts business in some countries, which are subject to political risk. The Company attempts to reduce this risk by obtaining bank guarantees and letters of credit. Further, Nera has established specific policies and procedures for executing and managing contracts subject to such risks.

(11)   OTHER CURRENT ASSETS

Other current assets consisted of the following:

AS OF DECEMBER 31,                                                  1998        1999
(Amounts in 1,000s)                                                  NOK         NOK
--------------------------------------------------------------------------------------
Receivables and prepaid expenses                                 138 618     166 023
Deferred loss related to forward currency exchange contract       55 144      19 579
Outstanding settlement Airtime Billing Transaction                           137 195
Advances suppliers                                                25 737       1 689
Accruals for airtime billings                                     51 906
--------------------------------------------------------------------------------------
TOTAL                                                            271 405     324 486
--------------------------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(12)   INVENTORIES

Inventories consisted of the following:

AS OF DECEMBER 31,         1998        1999
(Amounts in 1,000s)         NOK         NOK
--------------------------------------------
Raw materials           266 913     180 482
Work-in-progress        110 939      87 194
Finished goods           53 846      41 646
--------------------------------------------
TOTAL                   431 698     309 322

(13)   INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 1998 and 1999, Nera had investments in the following associated companies:

                                                                1998                          1999
                                                       COMPANY'S     BOOK VALUE      COMPANY'S     BOOK VALUE
                                         COUNTRY       OWNERSHIP     (NOK 1,000)     OWNERSHIP     (NOK 1,000)
--------------------------------------------------------------------------------------------------------------
Neratek AS                               Norway            45 %          2 413            45 %           4 275
Nera Globecom (India) Pvt Ltd            India             50 %              0
Beijing Nera Stentafon Communication     China              0 %              0            36 %           2 367
Whizace Holding AS                       Norway             0 %              0            20 %          33 000
Nera Telecommunication Ltd.              Singapore          0 %              0            47 %         103 175
--------------------------------------------------------------------------------------------------------------
TOTAL                                                                    2 413                         142 817
--------------------------------------------------------------------------------------------------------------

(14)   INVESTMENTS, SHORT-TERM AND LONG-TERM

At December 31, 1998 and 1999, the Company had the following investments:


                                                          1998            1999
                                                    BOOK VALUE      BOOK VALUE
SHORT-TERM INVESTMENTS       COUNTRY              (NOK 1,000S)    (NOK 1,000S)
-------------------------------------------------------------------------------
Kitron ASA                   Norway                     29 000               0
Teamcom AS                   Norway                          0           2 300
CapRock Communications Corp. USA                         5 372               0
-------------------------------------------------------------------------------
TOTAL                                                   34 372           2 300
-------------------------------------------------------------------------------

                                                          1998            1999
                                                    BOOK VALUE      BOOK VALUE
LONG-TERM INVESTMENTS        COUNTRY              (NOK 1,000S)    (NOK 1,000S)
-------------------------------------------------------------------------------
Leiv Eriksson Nyfotek AS     Norway                      1 000           1 000
Teamcom AS                   Norway                      4 000               0
AND Electronics Ltd          United Kingdom                 13              13
-------------------------------------------------------------------------------
TOTAL                                                    5 013           1 013
-------------------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


(15)   INTANGIBLE ASSETS

On October 3, 1995, the Company acquired, and accounted for as a purchase, Continental Microwave Technology Limited (CMTL), a specialist supplier of low and medium capacity high frequency radio link equipment. The Company paid NOK 64,553 in cash, issued a liability to the seller for NOK 8,890 and assumed liabilities of NOK 5,927. The excess of the purchase price over the fair-value of the net assets acquired of approximately NOK 59,181 was recorded as goodwill and was being amortized over a straight-line basis over a period of 10 years.

The continued decline in the financial results of the operating elements of the Company's CMTL business, acquired in 1995, the resultant strategic and operational review by the Company and the applications of the Company's objective measurement test based on current operations resulted in an evaluation of goodwill for possible impairment during 1998. Also during 1998, the Company decided to streamline its production base, improve efficiency and enhance its overall competitiveness. As a result, the Company decided to phase out production from its CMTL in the UK during year 2000 and maintain a sales and service organization. Accordingly the Company wrote-off its goodwill related to this business of approximately NOK 52,556. The total goodwill amount and the respective accumulated amortization amount were taken off the Company's books as of December 31, 1998. The impairment charge was recorded as an operating expense in the Company's income statement (See Note 3.).

In 1999 technology for the ICO-project was purchased and capitalized for NOK 21,431. The amount will be written down over the ICO-project's lifetime. There was no amortization in 1999.

Accumulated amortization of intangibles was NOK 50,746 at December 31, 1997, NOK 3,037 at December 31, 1998 and NOK 0 at December 31, 1999..

(16)   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

AS OF DECEMBER 31,                               1998          1999
(Amounts in 1,000s)                               NOK           NOK
---------------------------------------------------------------------
COST

     Machinery and equipment                  397 252       347 251
     Buildings                                 27 824         3 472
---------------------------------------------------------------------
TOTAL                                         425 076       350 723
---------------------------------------------------------------------
Accumulated depreciation
     Machinery and equipment                  206 163       207 633
     Buildings                                  6 358         1 898
---------------------------------------------------------------------
TOTAL                                         212 521       209 531
---------------------------------------------------------------------
Property, plant and equipment, net
     Machinery and equipment                  191 089       139 618
     Buildings                                 21 466         1 574
---------------------------------------------------------------------
TOTAL                                         212 555       141 192
---------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Included in 1998 machinery and equipment balance is NOK 31,091 of capitalized leases as of December 31,1998. The corresponding figures for 1999 is NOK 6,851.

Depreciation expense for property, plant and equipment was NOK 73,798 and NOK 71,170 and NOK 58,590 in 1997, 1998 and 1999, respectively.

(17)   BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

The Company, through its subsidiary Nera Finans AS, has a NOK 95,000 Multi Currency Overdraft Facility Agreement with Den norske Bank ASA, through its London Branch. Credit balances, in NOK, under this facility, will accrue interest at the bank's prime credit rate and credit balances in any other agreed currency will accrue interest at the bank's London Branch's "Credit Reference Rate" minus a margin which ranged from 0.3% to 1.30% during 1999. Debit balances, in NOK, under this facility are charged interest at the bank's prime debit rate and debit balances in any other agreed currency are charged interest at the bank's London branch's "Debit Reference Rate" plus a margin which ranged from 0.45% to 1.00% during 1999. During 1999, the facility fee ranged from 0.40% to 0.60%. This facility was not drawn upon at December 31, 1999.

The multi currency overdraft facility discussed above subjects the Company to various conditions and restrictions, including financial covenants. These financial covenants include equity to total assets, liquidity and interest coverage ratios. The most restrictive covenants are, in the view of management, equity to total assets, which must exceed 30% for the Company, and current assets to current debt, which must exceed 150% for the Company.

As of December 31, 1997, 1998 and 1999, the Company also had short-term loans totaling NOK 75,493, NOK 7,350 and 384 respectively.

(18)   OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



AS OF DECEMBER 31,                                       1998        1999
(Amounts in 1,000s)                                      NOK         NOK
--------------------------------------------------------------------------------
Accrued expenses                                           68 517       37 156
Provisions for guarantees                                  65 691       42 060
Accrued interest                                           12 700       11 137
Accrued agent commissions                                   7 111        7 343
Accruals for airtime billing                               27 113
Called-up, not paid, share capital Wizace Holding AS                    33 000
Provision for holiday pay, salary. etc                     47 681       43 828
Provision for restructering costs in Nera Ltd.              5 769       37 787
Other current liabilities                                  34 784       19 665
--------------------------------------------------------------------------------
TOTAL                                                     269 366      231 976
--------------------------------------------------------------------------------

(19)   LONG-TERM BORROWINGS

Long-term borrowings consisted of the following at December 31:

                                      CURRENCY OF   1999 ANNUAL
                                      FACILITY      AVERAGE
AS OF DECEMBER 31,                                  INTEREST RATE (%)     MATURITY DATE          1998        1999
(Amounts in 1,000s)                                                                               NOK         NOK
-----------------------------------------------------------------------------------------------------------------
Syndicated loan (multicurrency)        NOK          5,60                     2001              250 000          0
Nordic Investment Bank                 USD          5,85                     2002              159 592    168 756
Long-term employee convertible bonds   NOK          8,00                     2000               33 925          0
Long-term employee convertible bonds   NOK          7,00                     2001               38 598     36 650
Long-term employee convertible bonds   NOK          5,70                     2001               19 685     19 685
Other long-term debt                   NOK/GBP                            2000-2003              6 785      1 365
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                          508 585    226 456
-----------------------------------------------------------------------------------------------------------------

On January 31, 1996, the Company, through its subsidiary Nera Finans AS, entered into a syndicated loan agreement for NOK 300,000. The loan matures in 2001. During 1999, the interest rate charged on drawings on this loan was NIBOR plus a margin ranging from 0.30 to 1.30 percentage points for drawings in Norwegian kroner, PIBOR plus 0.30 to
1.30 percentage points for drawings in euro-sterling or LIBOR plus 0.30 to 1.30 percentage points for drawings in other euro-currencies. During 1999, the facility fee ranged from 0.20% to 0.90%. The syndicated loan agreement discussed above subjects the Company to various conditions, restrictions and financial covenants, the most restrictive of which are, in the view of management, equity to total assets, which must exceed 30%, and current assets to current debt, which must exceed 150%. This syndicated loan facility was not drawn upon at December 31, 1999 and the amount available at this date was NOK 225 million.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

During December 1997, the Company, through its subsidiary Nera Finans AS, entered into a loan agreement for USD 21 million with Nordic Investment Bank for the purpose of financing Research and Development. The loan matures on March 7, 2002 and is to be repaid in one installment. A guarantee has been issued by Nera ASA for the amount. The interest rate to be charged on this loan is LIBOR plus a margin of 0.30 percentage points during 1999. The Company has the right to request for the loan to be converted into a fixed interest rate loan. The loan agreement discussed above subjects the Company to various conditions, restrictions and financial covenants, the most restrictive of which are, in the view of management, equity to total assets, which must exceed 30%, and current assets to current debt, which must exceed 150%.

In March 1995, Nera ASA issued non-transferable convertible bonds of NOK 50 million to employees in Nera ASA and Subsidiaries. The bonds, having a principal amount of NOK 100 each, bear interest at 8% per annum and mature on March 31, 2000.

Each bond entitles the holder to convert to ordinary shares (i) up to 50% of the aggregate principal amount of such bonds from April 1, 1998 until maturity; and
(ii) up to 75% of the aggregate principal amount of such bonds from April 1, 1999 until maturity (to the extent not previously converted); and (iii) up to 100% of the aggregate principal amount of such bonds from October 1, 1999 until maturity (to the extent not previously converted). The conversion price for such ordinary shares will be NOK 25.80 each (adjusted for the shared split) from April 1, 1998, increasing by 2.5% at the end of each three-month period following March 31, 1998, subject to adjustment to reflect payments of future dividends, if any. The bonds are not transferable. The Company has the right to redeem a bondholder's bonds if the bondholder ceases to be an employee of the Company or of a subsidiary of the Company.

In June 1996, Nera offered NOK 50 million aggregate principal amount of its 7% Non-Transferable Convertible Bond due 2001 to all full-time employees, apprentices of the Company and certain subsidiaries and board members of Nera ASA, including the executive officers of the Company. The bonds mature in June 2001 and have principal amounts of NOK 100 each.

Each bond entitles the holder thereof to convert into shares (i) up to 50 percent of the aggregate principal amount of such bonds from June 15, 1999 until maturity; (ii) up to 75 percent of the aggregate principal amount of such bonds (to the extent not previously converted) from June 15, 2000 until maturity; and
(iii) up to 100 percent of the aggregate principal amount of such bonds (to the extent not previously converted) from January 1, 2001 until maturity. The conversion price for such shares will be NOK 54 each (adjusted for the shares split) from and after June 15, 1999, increasing by 2% at the end of each three-month period following June 15, 1999, subject to adjustment to reflect future dividends, if any. The bonds are not transferable. The Company has the right to redeem a bondholder's bonds if the bondholder ceases to be an employee of the Company or of a subsidiary of the Company.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

In April 1997, the shareholders at an Annual General Meeting resolved to issue a convertible bond loan of approximately NOK 35.6 million for subscription by the Company's permanent employees and apprentices. The loan bears interest at 5,7% per annum. The bonds having a principal amount of NOK 100 each were issued on July 1, 1997 and will mature on July 1, 2001. The bonds are not transferable. Two years, 3 years and 3.5 years after June 15, 1997, the bondholder has the right to convert up to 50%, 75% and 100%, respectively, of the par value of the bonds into shares of the Company's stock. The conversion price is calculated based on the closing price of the shares on April 23, 1997 (NOK 63.30 adjusted for the share split) plus 1% each month up until the conversion date.

During 1998 the Company, due to its poor financial performance, decided to request waivers from certain financial covenants from its bank lenders. They received the appropriate waivers and amendments which provided them with financial covenant relief through the beginning of 1999. However, the Company's interest costs and facility fees increased during the time of the exemption.

Maturities of long-term debt are as follows as of December 31, 1999:

(Amounts in 1,000s)
YEAR
----------------------------------------
2000                     33 172
2001                     56 456
2002                    168 887
2003                         66
2004
2005 and thereafter
----------------------------------------
TOTAL                   258 581
----------------------------------------

(20)   COMMITMENTS AND CONTINGENCIES

Guarantee liabilities

The Company has, as of December 31, 1998 and 1999, rendered NOK 234,581 and NOK 17,813 respectively, of contract guarantees connected to sales and deliveries, all of which have been rendered in the ordinary course of business. Additionally, the Company has contingent liabilities amounting to NOK 124,950 and NOK 87,537 at December 31, 1998 and 1999, respectively, relating to guarantees to third parties on behalf of Nera's subsidiaries' bank overdrafts and loans, liabilities for bills of exchange and other contingent liabilities.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Litigation

Nera ASA is from time to time a party to disputes relating to its regular operations. Nera has not, during 1999, been a party to any lawsuits, arbitration or other disputes resulting in payments to another party amounts of NOK 1 million or more.

ICO-Contract

Nera has a contract with ICO Global Communications to produce and deliver hand-held GSM and satellite/mobilphones. ICO is currently under "chapter 11" under US & bankruptcy law. Hence there is uncertainty on the fulfillment of the contract. Nera has received a prepayment from ICO of MNOK 57,0, and has capitalized purchased technology/R&D related to the ICO-project of MNOK 21,4.

Leases

The Company leases certain office, manufacturing and warehouse facilities under various non-cancelable leases, which expire at various dates through 2026. Certain leases contain renewal options for various periods of time, and generally provide that the Company shall pay for insurance, taxes and maintenance.

At December 31, 1999, future minimum payments under non-cancelable capital and operating leases with an initial term of one year or more were as follows:

(Amounts in 1,000s)     CAPITAL   OPERATING
YEAR                    LEASES      LEASES
---------------------------------------------
2000                    3 787       53 881
2001                       26       45 191
2002                       26       38 743
2003                                36 857
2004                                36 358
2005 and thereafter                204 601
---------------------------------------------
TOTAL                   3 839      415 631
---------------------------------------------

Rental expense under operating leases amounted to NOK 71,416, NOK 91,945 and NOK 78,190 in 1997, 1998 and 1999, respectively.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

During 1996, the Company entered into two sale-leaseback transactions involving its buildings in Kokstad, Norway and its building in Luton, England. As a result of these sales-leaseback transactions, at year-end 1999, the Company has a deferred gain of NOK 51,563, which is being credited to income as adjustments to rent expense over the lease terms. Rentals for the two Kokstad buildings average approximately NOK 18,063 annually and the lease term expires in 2026. Rentals for the Luton building average NOK 1,290 annually and the lease term expires in 2008.

In August 1998, the Company's wholly owned finance subsidiary, Nera Finans, started leasing certain equipment to customers under financing leases. The total lease receivable at December 31, 1999 is approximately NOK 12,695. This lease term is for 5 years and payments will be received in 20 equal quarterly annuity based installments. The Company charged interest of approximately 8.4%.

(21)   FINANCIAL INSTRUMENTS

The Company having NOK as its base currency operates internationally giving rise to certain exposure to market risks from changes in interest and currency rates. The Company does not issue or hold financial instruments for trading or speculative purposes. The Company enters into foreign exchange forward contracts, currency swaps and currency options in order to manage its foreign exchange risk.

Derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in market values may be in excess of the amounts recognized in the consolidated balance sheets. Additionally, these financial instruments expose the Company to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. The Company attempts to limit its exposure to credit risk arising from the use of these financial instruments by dealing with creditworthy counterparties.

At December 31, 1998 and 1999 the Company had foreign exchange forward contracts and currency swaps. Foreign exchange forward contracts are commitments to either buy or sell foreign currency at a specified future date for a specified price. Currency swaps are contractual agreements in which two counterparties agree to exchange certain cash flow denominated in two different currencies, at specified future dates, based on an agreed contract.

Notional amounts and credit exposure of derivatives

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The notional amounts of derivatives summarized below do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates and exchange rates. The notional or contractual amounts of derivatives presented below are indicative only of the volume of derivative transactions.

The total notional amounts of forward contracts, currency swaps and options outstanding at December 31, are included in the following table:

                                  NOTIONAL/CONTRACTUAL AMOUNT
AS OF DECEMBER 31,                    1998                     1999
(Amounts in 1,000s)                   NOK                      NOK
--------------------------------------------------------------------
Forwards (buy and sell)           368 140                  331 713
Currency swaps (buy and sell)     570 436                  384 497
--------------------------------------------------------------------

Forward exchange contracts, currency swaps and currency options are used to hedge the anticipated future cash flows. The Company generally hedges revenues by using put options in tender situations and forward sales of currencies for fixed contracts. Certain defined portions of anticipated expenses in certain currencies are also hedged. The terms of the above currency derivatives are generally not more than 1 year.

The table below summarizes by major currency the contractual amounts of these derivatives in Norwegian kroner. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Norwegian kroner equivalent of commitments to purchase foreign currencies, and the 'sell' amounts represent the Norwegian kroner equivalent of commitments to sell foreign currencies.


AS OF DECEMBER 31,                                    1998                  1998                 1999                1999
(Amounts in 1,000s, except for per share amounts)    BOUGHT                 SOLD               BOUGHT                SOLD
-------------------------------------------------------------------------------------------------------------------------
FORWARD CONTRACTS:
United States dollars                                9,120              287 827               17,701             227,789
German marks                                         5,439                2,176                                   10,072
Japanese yen                                         2,013                                                         3,108
British pounds                                                           48,914                9,418              11,683
Danish kroner                                          799                                                         1,759
Switzerland  francs                                                                                                  409
EUR                                                                                                               47,790
Swedish kronor                                       1,777                                     1,031                 953
Dutch guilder                                          402
Norwegian kroner                                     2,110
-------------------------------------------------------------------------------------------------------------------------
TOTAL                                               21,660              338,917               28,150             303,563
-------------------------------------------------------------------------------------------------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)



CURRENCY SWAPS:
-------------------------------------------------------------------------------------------------------
United States dollars             17,479              510,116               14,655             257,904
Swiss francs                         938
German marks                       5,439                                                         6,262
Japanese yen                       1,879                                     8,372
British pounds                    12,875                                    12,074              26,715
EUR                                                                          1,198              55,120
Danish kroner                                                                                    2,197
Swedish kronor                     1,122
Singapore dollars                  4,757
-------------------------------------------------------------------------------------------------------
TOTAL                             44,489              510,116               36,299             348,198
-------------------------------------------------------------------------------------------------------

Deferred realized and unrealized gains of NOK 3,623 and NOK 3,416 and deferred realized and unrealized losses of NOK 57,595 and NOK 22,995 at December 31, 1998 and 1999 respectively, arising from hedging sales commitments and anticipated but not yet committed sales transactions are all expected to be recognized into income within one year. Deferred gains and losses are included on a net basis in the statement of financial position as other current assets at December 31, 1998 and 1999.

Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Group's financial instruments at December 31, 1998 and 1999. Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amounts and fair values of financial instruments are as follows:

AS OF DECEMBER 31,
                                               1998           1998              1999               1999
                                           CARRYING           FAIR          CARRYING               FAIR
(Amounts in 1,000s)                          AMOUNT          VALUE            AMOUNT              VALUE
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents                   232 677        232 677           481 534            481 534
Short term investments                       34 372         34 372             2 300              2 300
Investments in associated companies           2 413          2 413           142 817            806 154
Long-term investments                         5 013          5 013             1 013              1 013
Other long-term receivables                 178 697        162 697           127 461            127 461
Bank overdrafts                                 214            214               384                384
Short term loans                              7 350          7 350            32 125             32 125
Long-term borrowings                        508 585        508 585           226 456            226 456

Derivatives:
--------------------------------------------------------------------------------------------------------
Forward exchange contracts                                 (2 517)                              (8 131)
Currency swaps                                               8 262                              (2 615)

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Investments in associated companies

The fair value of the shares in Nera Telecommunication Ltd. is based on the closing market price as at December 30, 1999. For other investments in associated companies, management believes that the carrying amounts as recorded at December 31, 1998 and 1999 are not impaired and reflect their corresponding fair value.

Investments, short-term and long-term

The estimated fair value of some of these investments is based on quoted market prices for those or similar investments. For those shares where there is no quoted market price, it was not practicable to estimate the fair value of the Company's investment in these shares without incurring excessive costs. However, management believes that the carrying amounts as recorded at December 31, 1998 and December 31, 1999 are not impaired and reflect their corresponding fair values.

Other long-term receivables

The carrying amounts of the Company's other long-term receivables approximate the fair value and are estimated using discount cash flow analysis based on the Company's then current incremental borrowing rates, since these rates formed the basis of the rate at which interest is earned on long-term receivables.

Bank overdrafts and short-term loans

The carrying amounts of the Company's borrowings under bank overdrafts facilities or other short-term loans or bank borrowings approximate fair value.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Long-term borrowings

The carrying values of the Company's long-term borrowings approximate fair value and are estimated using discounted cash flow analysis based on the Company's then current incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturities.

It was not practicable to estimate the fair value of the Company's non-transferable employee bonds ("Bonds") due to the costs involved, as well as, the different features of these Bonds, as discussed in Note 19. Nera's management believes, however, that the carrying amount of these Bonds approximates their fair value.

Derivatives

The fair value of derivatives reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account all unrealized gains or losses on open contracts.

Guarantee liabilities

The Company's guarantee liabilities meet the requirement of a financial instrument in accordance with SFAS 107, however it was not practicable to estimated the fair value of these off-balance- sheet items. Management believes amounts disclosed in Note 20 approximate the fair value.

(22)   SHAREHOLDERS' EQUITY

Ordinary Shares and Share Split

At an Annual General Meeting held on April 23, 1997, a five-for-one share split was proposed and approved. Earnings per share amounts have been restated to reflect the effect of the share split.

Pursuant to the share split and the Nera ASA's 50th Anniversary share issuance (see below), the Company has one class of ordinary shares with a par value of NOK 2 per ordinary share, with 96,093,733 ordinary shares authorized and outstanding at December 31, 1999. Each ordinary share is entitled to one vote. Dividends are determined at the discretion of the Board of Directors of the Company and are based upon the Company's distributable equity, financial condition, results of

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


operations and cash flows, as well as such other factors that the Board of Directors may deem relevant.

Nera ASA's 50th Anniversary

In connection with Nera ASA's 50th Anniversary, the Company held an extraordinary general meeting, on December 18, 1996, and resolved to increase the share capital of the Company through a share issuance directed towards permanent employees and apprentices in Nera ASA and its subsidiaries as of January 1, 1997. The shares had a par value of NOK 10 (before share split) and each employee was offered to subscribe to a maximum of 25 (before share split) shares with a subscription price of NOK 10 per share (before share split). As a result of this share issuance, a total of 52,800 (before share split) shares were subscribed to during January 1997.

Share issuance

In October 1998, a share offering of common shares resulted in the issuance of 30,000,000 new shares at NOK 10 each. The share capital increased by NOK 60,000. Additional paid-in capital was NOK 240,000 reduced by issue costs of NOK 14,827, arriving at the net amount of NOK 225,173.

In March 1998, the Company issued 5,000 shares at NOK 2 each to the Chief Executive Officer of the Company.

Restricted reserves

Restricted reserves represent equity unavailable for dividend distribution. The level of these reserves is regulated by Norwegian law and must aggregate to at least 20% of the total share capital of the Company, assuming the sum of share capital and unrestricted reserves equals or exceeds the total liabilities of each domestic company, including the parent company.

Dividends

For both the years ended December 31, 1996 and 1997, Nera proposed dividends of NOK 32,870 (NOK 0.5 per share) and NOK 33,001 (NOK 0.5 per share) respectively. However, it was decided in the Company's general shareholders' meeting on June 4, 1998 to change the 1997 dividends from NOK 0.50 per share to NOK 0.15 per share. Dividends are paid the following year upon approval by the shareholders'.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

For the year ended December 31, 1998, Nera decided dividends of NOK 0.

For the year ended December 31, 1999, Nera proposed dividends of NOK 19,600 (NOK 0,20 per share).

(23) DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES.

The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway (N. GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP).

Following is a summary of the adjustments under U.S. GAAP that would affect the Company's consolidated net income (loss) and shareholders' equity as of and for the years ended December 31, 1997, 1998 and 1999 together with a discussion of the principal differences between N. GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements.

YEARS ENDED DECEMBER 31,                                1997         1998             1999         1999
                                                       -----------------------------------------------------
                                                        NOK          NOK              NOK          USD (1)
(Amounts in 1,000s, except for per share amounts)                                              (Unaudited)
------------------------------------------------------------------------------------------------------------
Reconciliation of net income(loss) :
Net income(loss) reported under N. GAAP                 78 196       (326 078)(2)     207 578      25 915
U.S. GAAP adjustments:
    a)Accounting for hedging transactions             (35 175)         (2 932)         46 028       5 746
    b)Accounting for pensions                          (1 734)         (1 145)        (2 713)       (339)
    c)Stock-based compensation                        (16 104)
  d.2)Marketable securities, reversal                                   29 608       (29 608)     (3 696)
    e)Capital leases                                                   (4 552)          3 426        428
    h) Taxes                                            10 806       21 509(2)       (35 968)     (4 490)
------------------------------------------------------------------------------------------------------------
NET INCOME(LOSS) UNDER U.S. GAAP                        35 989       (283 590)        188 743      23 563
------------------------------------------------------------------------------------------------------------

g) Basic earnings(loss) per share under U.S. GAAP         0.55          (3,90)           1,96        0,24
g) Diluted earnings(loss) per share under U.S. GAAP       0.55          (3,90)           1,96        0,24

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

AS OF DECEMBER 31,                                               1997             1998          1999        1999
                                                               ------------------------------------------------------
                                                                 NOK              NOK            NOK         USD (1)
(Amounts in 1,000s)                                                                                      (Unaudited)
---------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:
Shareholders' equity reported under N. GAAP                       790 743        785 265(2)     969 508    121 037
U.S. GAAP adjustments:
     a)   Accounting for hedging transactions                    (43 096)       (46 028)              0
     b)   Accounting for pensions                                   8 004          6 859        (5 645)      (705)
     c.1) Additional paid-in capital                               16 104
     c.2) Stock-based compensation                               (16 104)
     d.1) Marketable securities, unrealized holding gain/loss      23 506       (29 608)
     d.2) Marketable securities, reversal                                                       29 608
     f)   Dividends payable                                        33 001                       19 600       2 447
     e)   Capital leases                                                         (4 552)       (1 126)       (141)
     h)   Taxes                                                    15 320         36 828(2)        860         107
---------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                              827 478        778 372       983 197     122 746
---------------------------------------------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1999 of $1.00 = NOK 8.01.

(2) A new accounting law was implemented in Norway 01.01.1999. The new law introduced a set of new accounting rules, some that Nera had not applied before: The right to activate tax assets (See Accounting Policies; the accounting rules now are similar to USGAAP. According to this, Nera's comparable figures from 1997 and 1998 was changed in the official 1999 Financial Report vs. actual 1997 and 1998 reports. The effect for 1998 (vs. last year filling) was 69.370 NOK.

(a) Accounting for hedging transactions

The Company utilizes forward contracts, currency options and currency swaps in managing its exposure in foreign currency commitments of long-term sales contracts. Such foreign currency transactions are considered hedges of sales of these long-term contracts when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment. Gains and losses on foreign currency transactions identified as hedges are deferred until completion of the long-term contract being hedged.

The Company follows a policy of translating the foreign currency receivables as well as the forward contracts purchased in connection with a particular long-term contract using the average of the exchange rates received for all forward contracts purchased in connection with the particular long-term sales contract to which the respective receivables and forward contracts relate. Differences between amounts translated at the actual versus the average exchange rates received are deferred and recorded as other assets or liabilities until the related long-term sales contract is completed.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Contracts that do not hedge firm commitments

Under U.S. GAAP, a foreign currency transaction is considered a hedge of an identifiable foreign currency commitment only when the foreign currency transaction is designated as, and is effective as, a hedge of a foreign currency commitment, and the foreign currency commitment is firm. If these criteria are not met, the foreign currency transaction is considered speculative (a contract that does not hedge a firm commitment). Gains and losses on contracts that do not hedge firm commitments are recognized currently in income.

In 1998 and previous years a majority of the foreign exchange transactions did not qualify as hedges of firm commitments under U.S. GAAP. However, from the beginning at 1999 all transactions qualifying as hedges of firm commitments under Norwegian GAAP also qualified under U.S. GAAP. Consequently, the 1998 equity adjustment of NOK 46.028 is reversed in 1999.

(b) Accounting for pensions

In accordance with U.S. GAAP, the Company has implemented Statement of Financial Accounting Standards No. 87 (SFAS 87) as of January 1, 1989. The net differences between the Norwegian and U.S. GAAP net income and shareholders' equity related to pension accounting have been included in the reconciliation above.

The required U.S. GAAP pension disclosure information is included below.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

CHANGE IN PROJECTED BENEFIT OBLIGATIONS
Projected benefit obligations at beginning of year           170 555      200 347      209 757
Service cost                                                  12 223       13 482       11 785
Interest cost                                                 12 549       13 947       14 529
Actuarial gain / loss                                          6 292     (13 570)       34 625
Benefits paid                                                (1 272)      (2 193)      (2 002)
Projected benefit obligations at end of year                 200 347      212 013      268 694
Impact of disposals                                                       (2 256)
Projected benefit obligations at end of year                 200 347      209 757      268 694

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year               157 910      162 980      142 812
Actual return on plan assets                                   5 537     (16 868)       10 621
Actuarial gain / loss and new plan members                                              33 177
Benefits paid                                                  (467)      (1 714)      (2 402)
Fair value of plan assets at end of year                     162 980      144 398      184 208
Impact of disposals                                                       (1 586)
Fair value of plan assets at end of year                     162 980      142 812      184 208

ABO in excess of plan assets
Plan with assets in excess of ABO                             43 818       13 369          777
Plan with ABO in excess of assets                             26 519       33 092       36 157

RECONCILIATION TO BALANCE SHEET
Funded status of the plan                                   (37 367)     (67 615)     (84 517)
Unrecognized net loss                                         23 414       38 478       31 002
Unrecognized net transition                                   13 929       11 979       10 029
Unrecognized plan amendments                                   6 352        5 898       15 038
Adjustment required to recognize minimum liability          (11 460)     (12 298)     (10 576)
Accrued pension cost                                         (5 132)     (23 558)     (39 024)
Amounts recorded under NGAAP                                 (3 799)     (14 704)     (26 498)
Intengible asset                                             (6 671)        1 995        6 881
                                                            ----------------------------------
Differences                                                  (8 004)      (6 859)      (5 645)
                                                            ==================================

COMPONENTS OF NET PERIODIC PENSION COST
Service cost                                                  12 223       13 482       11 785
Interest cost                                                 12 549       13 947       14 560
Expected return on plan assets                              (12 498)     (12 159)     (10 621)
Amortization of unrecognized net loss                            329          393        1 122
Amortization of unrecognized net transition obligation           945        1 950        2 713
Amortization of unrecognized plan amendments                     454          454          454
Net periodic pension cost                                     14 002       18 067       20 013

Amounts recorded under NGAAP                                  13 045       16 922       17 300
                                                            ----------------------------------
Differences                                                      957        1 145        2 713
                                                            ----------------------------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

The table above is a presentation all pension plans aggregated.

Differences between PBO and plan assets at end of year 1998 and beginning of 1999 are sale of Nera Mobildata AS.

In accordance with SFAS 87, the Company has recorded an additional minimum pension liability for unfunded plans of NOK 12,298 and NOK 10.576 as of December 31, 1998 and 1999, respectively, representing the excess of unfunded accumulated benefit obligations over the recorded accrued pension liability. A corresponding amount has been recognized as an intangible asset. Any additional minimum pension liability in excess of unrecognized prior year service cost has been charged to other comprehensive income after tax.

The reconciliation to balance sheet above shows a difference between Norwegian GAAP and U.S. GAAP of NOK 12.526. This amount differs from what is adjusted in equity (NOK 5.645), with additional minimum liability not charged to equity as described in the paragraph above.

The assumptions used for U.S. GAAP (and Norwegian GAAP) purposes were as follows:

YEAR ENDED DECEMBER 31,                              1997     1998     1999
--------------------------------------------------------------------------------
Discount rate                                        7.0%     7.0%     7.0%
Salary progression                                   3.5%     3.5%     3.5%
Expected long-term rate of return on plan assets     8.0%     7.5%     7.5%

The respective social security costs accrued were NOK 2,123, NOK 2,972 and NOK
3.736 as of December 31, 1997, 1998 and 1999 respectively. The pension plan assets are invested in equities and fixed income securities.

(c) Stock-based compensation /options

In connection with Nera ASA's 50th Anniversary, the Company held an extraordinary general meeting, on December 18, 1996, and resolved to increase the share capital of the Company through a share issuance directed towards permanent employees and apprentices in Nera ASA and its subsidiaries as of January 1, 1997. The shares have a par value of NOK 10 (before share split) and each employee was offered to subscribe to a maximum of 25 (before share split) shares with a subscription price of NOK 10 per share (before share split). As a result of this share issuance, a total of 52,800 shares before the share split (264,000 shares post-share split) were issued in February 1997. These shares had a market value of approximately NOK 315 (before share split) on the grant date. As the employees earned the right to the shares as of the grant date,

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

they received dividends. The employees who received shares were not allowed to sell them for 9 months.

Under U.S. GAAP, in accordance with APB 25, compensation expense is based on the excess of the fair value of the shares issued over the proceeds received. Compensation expense is recognized over the service period, which is usually the vesting period. Related to the 50th Anniversary share issuance, the Company recorded compensation expense of NOK 16.104.000 in 1997 under USGAAP.

Under Norwegian GAAP, no expense has been recorded for such compensation cost by the Company. Recognition of compensation expense based on fair value is the suggested approach, which is similar to SFAS No 123 (and is compulsory from 1999). As this computation of compensation cost is not required, the Company has not calculated any compensation expense under N. GAAP.

The shareholder meeting May 5, 1999 gave the board permission to give the top management of the company options to buy shares in the Company. The company account for stock based compensation using APB 25, "Accounting for stock issued to employees". Compensation cost for stock options is measured as the excess of the quoted market price of the company at the date of grant over the amount an employee must pay to acquire the stock. The strike price for the options were all equal to the fair market value of the shares when issued. No expense was recorded in 1999 under USGAAP or N.GAAP.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                          SHARES          STRIKE PRICE
-------------------------------------------------------------------------
Outstanding as of december 31, 1998               0            -
Shares Authorized                         1 500 000            -
Granted                                   1 115 000              15.73
Exercised                                         0            -
-------------------------------------------------------------------------
Outstanding as of december 31, 1999       2 615 000              15.73
-------------------------------------------------------------------------
Number of shares exercisable as of
December 31, 1999                                 0            -
-------------------------------------------------------------------------
Average fair value of options granted          23.8
-------------------------------------------------------------------------

Assumptions used to estimate fair value:

Risk free interest rate                              6 %
Expected life                                     30.04.00
Expected volatility                                  70
Expected dividends                                   0

                                1997         1998          1999

NET EARNINGS (IN THOUSANDS)
As reported                     35 989     (283 590)     188 743
Pro forma                       35 989     (283 590)     179 745

EARNINGS PER SHARE
As reported                     0,55       (3,90)        1,96
Pro forma                       0,55       (3,90)        1,87

(d) Marketable securities

U.S. accounting standard Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) requires certain debt and equity investments to be classified into one of three categories; trading securities, available-for-sale investments, and held-to-maturity. Investments classified in the trading and available-for-sale categories are carried at fair value, as defined, on the balance sheet. Unrealized gains and losses on trading securities must be recognized currently in the income statement, while unrealized gains and losses on available-for-sale securities are included as a separate component of equity. Debt securities classified as held-to-maturity are carried at amortized cost on the balance sheet.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Under Norwegian GAAP, equity securities are usually carried at the lower of cost or market with changes in carrying value recorded in the income statement. If the Company has significant influence on the investee, then the Company would account for the investment in accordance with the equity method of accounting. If the Company has a 20% or greater investment in a Company which they plan to sell in the short-term, the Company accounts for the equity security at the lower of cost or market with the changes in carrying value recorded in the income statement.

(d.1) Marketable securities, unrealized holding gains/losses

                                           NET UNREALIZED     NET UNREALIZED            MARKET
                                COST                GAINS             LOSSES             VALUE
------------------------------------------------------------------------------------------------
1997:
Corporate equity securities     20 785             23 506                                44 291
1998:
Corporate equity securities     63 980                                29 608             34 372

At year-end December 31, 1997, the Company in accordance with U.S. GAAP had an unrealized holding gain related to its investment in Innova Corporation. During 1998, the Company sold its shares in Innova Corporation, with an original cost of NOK 19,773 for NOK 16,714. Under Norwegian GAAP, the Company recognized unrealized losses on this investment of NOK 10,000 during 1998. Upon selling the shares, the Company recognized a NOK 6,709 gain for a net overall realized loss on the investment of approximately NOK 3,286. Under U.S. GAAP, this investment qualified as an available-for-sale security. Accordingly, all unrealized gains/losses would have been included as a separate component of equity and would not have been recorded in net income. Upon selling the shares, the Company would have recognized a realized loss of NOK 3,286. The cost of the security sold was based approximately on the specific identification method.

In accordance with Norwegian GAAP, the Company, in 1998, recorded an unrealized holding loss related to Kitron ASA and CapRock Communications at a total of NOK
29.608 in the Company's income statement. Under U.S. GAAP, this investment qualified as an available-for-sale security. Accordingly, all unrealized gains/losses would have been included as a separate component of equity and would not have been recorded in net income. During 1999, the Company sold its shares in Kitron ASA and CapRock Communications Corp with an original cost of respectively NOK 55.817 and NOK 8,163 for approximately NOK 29,824 and NOK 6.015 The net loss is recognized as part of net income in 1999 under US GAAP.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


(e) Capital Leases

U.S. GAAP requires the capitalization of leases in which substantially all of the risks and rewards of ownership are transferred to the lessee. A lease is capitalized if it meets any one of the four stated criteria in accordance with SFAS 13.

Accounting principles are similar, but less prescriptive, under Norwegian GAAP.

During 1997, the Company had operating leases, which qualified as capital leases under U.S. GAAP. Had the Company recorded these leases as capital leases, they would have capitalized these leases and recognized a corresponding liability under capital leases for approximately NOK 33,058. At year-end 1997 these capital leases would have been depreciated by approximately NOK 2,890 resulting in a net book value for capital leases at December 31, 1997 of NOK 30,168. The corresponding obligation under capital leases would have been approximately NOK 30,168.

In 1998, the Company, in accordance with U.S. GAAP would have recorded additional capital leases for approximately NOK 43,662. The depreciation expense for the year ended December 31, 1998 related to the Company's capital leases was approximately NOK 30,903 and the accumulated depreciation as of December 31, 1998 was NOK 33,793, arriving at a total net book value as of December 31, 1998 of NOK 42,927. The obligation under capital leases would have been approximately NOK 47,479. In accordance with Norwegian GAAP, the leases were recorded as operating leases.

The depreciation expense for the year ended December 31, 1999 related to the Company's capital leases was approximately NOK 12,413 and the accumulated depreciation as of December 31, 1999 was NOK 17,803, arriving at a total net book value as of December 31, 1999 of NOK 16,511. The obligation under capital leases would have been approximately NOK 17,637. In accordance with Norwegian GAAP, the leases were recorded as operating leases.

The difference between the Company's charges to its income statement under capital leases (i.e. depreciation, interest expense, etc.), in accordance with U.S. GAAP, and the amount which the Company has recorded under operating leases (i.e. rental expense, etc), in accordance with N. GAAP has been adjusted in the U.S. GAAP reconciliation. The amount was not material for 1997.

(f) Dividends proposed

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Under Norwegian GAAP, dividends are provided for as a current liability in the fiscal year in which they are proposed by the Board of Directors and are subject to approval by the shareholders at the annual general meeting.

Under U.S. GAAP, dividends are not accrued until approved and declared by the Company.

(g) Earnings (Loss) per share

For the year ended 1997:

                                                                         WEIGHTED AVERAGE
(Amounts in 1,000s, except for Earnings Per Share          INCOME      SHARES OUTSTANDING           EARNINGS PER
amounts)                                              (NUMERATOR)            (DENOMINATOR)          SHARE AMOUNT
------------------------------------------------------------------------------------------------------------------
                                                              NOK                                            NOK
BASIC AND DILUTED EARNINGS PER SHARE
Income available to common shareholders                35 989                        65 981                 0.55
------------------------------------------------------------------------------------------------------------------

For the year ended 1998:

                                                                         WEIGHTED AVERAGE
(Amounts in 1,000s, except for Earnings (Loss)        INCOME (LOSS)     SHARES OUTSTANDING     EARNINGS(LOSS) PER
Per Share amounts)                                      (NUMERATOR)          (DENOMINATOR)           SHARE AMOUNT
------------------------------------------------------------------------------------------------------------------
                                                              NOK                                             NOK
BASIC AND DILUTED LOSS PER SHARE
Income available to common shareholders                 (283 590)                   72 569                 (3,90)
------------------------------------------------------------------------------------------------------------------

For the year ended 1999:

                                                                               WEIGHTED AVERAGE
(Amounts in 1,000s, except for Earnings Per Share          INCOME            SHARES OUTSTANDING     EARNINGS PER
amounts)                                              (NUMERATOR)                 (DENOMINATOR)     SHARE AMOUNT
------------------------------------------------------------------------------------------------------------------
                                                           NOK                                               NOK
BASIC EARNINGS PER SHARE
Income available to common shareholders                  188 743                         96 094             1,96

DILUTED EARNINGS PER SHARE
Weighted Average Additional Shares                                                          225
Income available to common shareholders
plus assumed conversion of options                       188 743                         96 319             1,96
------------------------------------------------------------------------------------------------------------------

For dilutive earnings per share purposes, both the net earnings and shares outstanding are adjusted to assume the conversion of all of the employee convertible bond issuances and the

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


company options to buy shares in the company. The "if converted method" was used, which assumes that the Company's convertible bonds were converted into shares at the earliest possible time at the most advantageous conversion rate available.

The assumed conversion of the 7% and the 5.7% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1997, 1998 and 1999, and the 8% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1999. To do so would have caused an antidilutive effect on earnings per share. The dilutive effect in 1999 was caused by the options to buy shares in the Company. The treasury stock method was used to calculate the dilutive effect on options.

(h) Income taxes

Under U.S. GAAP and Norwegian GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized. Deferred taxes are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax liabilities and assets are separated into a net current amount and a net non-current amount, classified as current or non-current based on the classification of the respective related asset or liability for financial reporting purposes. A deferred tax liability or asset that is not related to an asset or a liability for financial reporting purposes should be classified according to the expected reversal date of the temporary difference.

Following are the Company's net deferred tax liabilities and assets under Norwegian GAAP and U.S. GAAP:

                                          NGAAP            NGAAP         NGAAP          USGAAP            USGAAP           USGAAP
                                        ------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                         1997             1998          1999            1997              1998             1999
(Amounts in 1,000s)                         NOK              NOK           NOK             NOK               NOK              NOK
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY (ASSET) :
Net current deferred tax
liability (asset) :                                     (59,015)         8,261          17,181          (50,346)            7,785
Net long-term deferred tax
liability (asset)                        48,588          (3,131)       (6,541)         (8,755)          (39,317)          (5,681)

The differences between NGAAP and US GAAP relates to the different income before tax under NGAAP and USGAAP.

(i) Income (loss) and Gains on sales of assets

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


Gains and losses on sales of assets are recorded as operating revenue under Norwegian GAAP. In accordance with U.S. GAAP, gains (losses) on sales of assets would not be recorded in operating revenues. Instead, gains and losses from continuing operations would be recorded as other income (expenses), whereas income (loss) and gain (losses) from discontinued operations (i.e. the segment dedicated Communications for the company) will be recorded separately.

(j) Imputed Interest on advances received on long-term contracts

In accordance with Norwegian GAAP, the Company records an imputed interest amount when recognizing income on long-term contracts in which significant advance payments have been received from customers. Sales and financial expenses are increased by the same imputed interest amount. The related amounts were NOK 1,701, NOK 3,604 and NOK 5,644 in 1997, 1998 and 1999, respectively.

Under U.S. GAAP, sales are recorded at the contract value; no interest amount is imputed when recognizing project income on long-term contracts under which the Company receives significant advance payments from customers.

Consequently, sales and net financial expenses will be lower with the amounts above under US GAAP. No impact on net income and equity.

(k) Debt classification

The Company presents all amounts that are related to debt facilities, which are long-term in nature as long-term liabilities, without classifying amounts due within the following year as a current liability. As of December 31, 1997, 1998 and 1999 NOK 31,908, NOK 30,503 and NOK 1.047, respectively, of amounts classified as long-term borrowings were due within the following year.

Under U.S. GAAP, amounts that are due or payable within one year of the reporting date are classified as a current liability. Amounts that are due or payable after one year of the reporting date are classified as long-term.

(l) Transfers of Receivables with Recourse/Bills of exchange

Under Norwegian GAAP, all transfers of receivables with recourse, not considered a sale of receivables, can be netted on the balance sheet. However, the amount of receivables transferred with recourse must then be disclosed in the notes to the financial statements as a contingent

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


liability. Additionally bill of exchange where the Company maintains the risk, is disclosed as a contingent liability in the notes to the financial statements.

Under U.S. GAAP, transfers of receivables subject to recourse which do not transfer the future economic benefits of the receivables to the buyer, are treated not as a sale of receivables, but instead, it is treated as a borrowing. Accordingly, the seller reports the proceeds received from the buyer as a liability. Further, in accordance with SFAS 125, the Company should derecognize a liability if, and only if, it has been extinguished.

As of December 31, 1997, December 31, 1998 and December 31, 1999, the Company had factored receivables with recourse and bills of exchange, where the risk of repayment remained with the Company, for NOK 31,517, NOK 635 NOK 0, respectively. These amounts were netted on the Norwegian GAAP balance sheet, but would have been presented gross under U.S. GAAP.

(m) Comprehensive income and reconciliation of U.S. GAAP Shareholders' Equity

The changes in shareholders' equity from December 31, 1996 through December 31, 1999 on an U.S. GAAP basis are summarized as follows:

(Amounts in NOK 1,000s)
-----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1996                            796 158
Share issuance, Nera ASA's 50th Anniversary                              528
Additional paid-in capital                                            16 104
Dividends                                                           (33 002)
Marketable securities, unrealized holding gain                        23 506
Translation adjustment                                              (11 805)
Net income                                                            35 989
                                                                -------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997                            827 478
Issuance of shares                                                   285 183
Employee convertible bonds                                             2 084
Marketable securities, unrealized holding loss                      (53 114)
Dividends                                                            (9 913)
Translation adjustments                                               10 244
Net income                                                         (283 590)
                                                                -------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1998                            778 372
Issuance of shares                                                         0
Employee convertible bonds                                                 0
Marketable securities, unrealized holding gain                        29 608
Changes in minimum pension liability                                (10 403)
Dividends                                                                  0
Translation adjustments                                              (3 123)
Net income                                                           188 743
                                                                -------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1999                            983 197
                                                                -------------

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


The Company's total comprehensive income (loss), in accordance with U.S. GAAP, would have been NOK 47,690, NOK (326,460) and NOK 204,825 in 1997, 1998, and
1999, respectively. The components of the Company's comprehensive income includes the Company's net income (loss) for the year under U.S. GAAP, the Company's translation adjustment, and the Company's unrealized holding gains (losses) on its available-for-sale securities and the Company's change in minimum pension liability in accordance with U.S. GAAP.

(n) Effect of Recent Pronouncements

On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133, as amended by SFAS 137 is effective for January 1, 2001 for the Company. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management of the Company has yet to determine the full impact of the adoption of this Statement.

(24)   SUBSEQUENT EVENT

The Company also is currently finalizing its sale of the production-business in Oslo to Flextronics International. The Company is expecting no material loss or gain on sale of the assets/goodwill. The Company expects to enter into a purchase-commitment with the buyer for the next 3 years.

Effective April 2000, the Company purchased two businesses (assets and goodwill) in the United States from World Access; an RCD-department/products in the wireless broadband access-segment for ap. MUSD 13, and a PDH-radioproduction operation for ap. MUSD 0,6. The 1999 sales for the PDH-radiobusiness were ap. MUSD 7.2.

Share offering in Nera

At a board meeting Monday, 3 April, the Nera ASA board of directors decided to call an extraordinary general meeting 2 May to submit a proposal for authorizing the board to make a preference offering of up to 25 million shares. The extraordinary general voted to grant the board the authorization. The same day, the board exercised its new authorization by making a public share offering with preference to current shareholders by issuing 25 million new shares. The subscription period is scheduled for 10 May through 24 May 2000. The subscription rights will be negotiable. The subscription rate is 35.5 NOK.

                            NERA ASA AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS

            SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                NERA ASA


                                                By: /s/ Bjorn Ove Skjeie
                                                   ---------------------------
                                                       Name: Bjorn Ove Skjeie
                                                       Title: President

Dated: June 30, 2000