Form 20-F
period 2000-12-31
NERA ASA
filed 2001-07-02
CIK 946678

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

   [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                                       OR


   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
         FOR SUCH TRANSITION PERIOD FROM _______ TO _______

                        Commission file number: 0-26258
                                    NERA ASA

             (Exact name of Registrant as specified in its charter)

                                KINGDOM OF NORWAY

                 (Jurisdiction of incorporation or organization)

                          Kokstadveien 23, PO Box 7090
                              N-5020 Bergen, Norway
                                011 47 5522 5100

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each class         Name of each exchange on which registered
            None                             Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                    Ordinary Shares, nominal value NOK 2 each

                                (Title of Class)

        American Depositary Shares, each representing one ordinary share

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 123,190,371

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

                                                                Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                         Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

PART I .........................................................................................................      2
        ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................................      2
        ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................      2
        ITEM 3.     KEY INFORMATION.............................................................................      2
        ITEM 4.     INFORMATION ON THE COMPANY..................................................................      8
        ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................     29
        ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................     41
        ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION............................................     47
        ITEM 8.     FINANCIAL INFORMATION.......................................................................     48
        ITEM 9.     THE OFFER AND LISTING.......................................................................     48
        ITEM 10.    ADDITIONAL INFORMATION......................................................................     50
        ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................     57
        ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................     58
PART II ........................................................................................................     58
        ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................     58
        ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS..............     59
        ITEM 15.    [RESERVED]..................................................................................     59
        ITEM 16.    [RESERVED]..................................................................................     59
PART III .......................................................................................................    F-1
        ITEM 17.    FINANCIAL STATEMENTS........................................................................    F-1
        ITEM 18.    FINANCIAL STATEMENTS........................................................................    F-1
        ITEM 19.    EXHIBITS....................................................................................     60

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         This document contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives with respect to these items. In particular, statements with respect to:

         - management's objectives with respect to our current focus on core business areas and the related changes in the structure of our company,

         - management's objectives with respect to our cash generation and expansion of our operations,

         -        demand for telecommunications infrastructure,

         - our ability to continuously improve our ability to generate cash and our manufacturing operations,

         - the shift from low capacity ranges from two to 34 megabits per second, or PDH, to high capacity ranges from 34 to 620 megabits per second, or SDH technology,

         - opportunities to supply satellite terminals and land earth station equipment for new satellite communications systems,

         - levels of future research and development expenditure and the development and introduction of new products,

         -        trends in market shares and product volumes,

         -        levels of research and development expenditure,

         -        margins,

         -        overall market trends,

         -        cash generation, liquidity and capital resources,

         -        risk management,

         -        foreign currency exchange rate risk, and

         -        interest rate sensitivity.

         By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that may occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, our ability to achieve our goals in connection with our current business activities, to continuously improve our cash generation capability, to foresee demand for our products, to predict the development of new satellite communications systems, to allocate the requisite amounts of research and development expenditures, to determine the cost of components, to be prepared to react to future exchange rates and interest rates charges, and to conduct our manufacturing operations in an efficient manner.

         A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data have been derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers, independent accountants, through December 31,

1998 and by Arthur Andersen, independent accountants, for the years ended December 31, 1999 and 2000. The selected consolidated financial data for each of the years presented have been derived from our audited financial statements. You should read the selected consolidated financial data for each of the years presented in conjunction with, and they are qualified in their entirety by reference to, the selected consolidated financial statements, including the notes thereto, that are included elsewhere in this annual report. Unless otherwise indicated, our consolidated financial data are stated on the basis of Norwegian GAAP, which varies in certain respects from U.S. GAAP. The differences between Norwegian GAAP and U.S. GAAP that are significant to our consolidated financial statements for 1998, 1999 and 2000 for the reconciliations of net income and shareholders' equity from Norwegian GAAP to U.S. GAAP for each of these years are explained in note 30 to the consolidated financial statements in
Item 18 below.

                                                                      YEAR ENDED DECEMBER 31,

                                            1996           1997         1998(1)         1999          2000           2000
                                          ----------     ---------    ---------      ----------     --------    -----------
                                             NOK            NOK           NOK            NOK           NOK          U.S.$
                                                                                                                 (UNAUDITED)
OPERATING REVENUE
Sales ...............................     2,629,727     2,971,053      3,034,671     2,765,777     2,549,816       289,719
Cost of materials ...................     -1,332,741    -1,367,091    -1,382,705     -1,067,973     -966,610      -109,830
Changes of inventory of work in
      progress and finished goods ...        13,088        33,678         -4,387       -19,357       -37,245        -4,232
Payroll expense .....................      -635,307      -715,067       -747,732      -657,307      -649,639       -73,814
Depreciation ........................       -78,542       -86,868        -71,170       -58,667       -66,943        -7,606
Other operating expense .............      -424,434      -701,573       -952,027      -786,025      -724,898       -82,365
Operating income (loss) before
     Restructuring gain and loss ....       171,791       134,132       -123,350       176,448       104,481        11,871
Restructuring gain and loss .........            --            --       -171,750       112,807            --            --
Operating income (less) .............       171,791       134,132       -295,100       289,255       104,481        11,871
Net financial items .................       -31,632       -35,900        -94,315         7,546        88,796        10,089
Income (loss) before taxes ..........       140,159        98,232       -389,415       296,801       193,277        21,961
Income (loss) tax expense ...........       -38,280       -20,036         63,337       -89,223       -56,950        -6,471
Net income (loss) ...................       101,879        78,196       -326,078       207,578       136,237        15,490

Earnings per ordinary share (basic) .          1.55          1.19          -4.49          2.16          1.22          0.14
Earnings per ordinary share (fully
diluted) ............................          1.55          1.19          -4.49          2.15          1.22          0.14
Cash dividends declared per
     ordinary share .................           0.5           0.5            0.0           0.0          0.22          0.02

Approximate amounts in accordance
with US GAAP

Net income ..........................        96,524        35,989       -283,590       188,743       108,588        12,338
Basic earnings per share ............          1.47          0.55          -3.90          1.96          0.97          0.11
Diluted earnings per share ..........          1.47          0.55          -3.90          1.96          0.97          0.11

SELECTED CONSOLIDATED
BALANCE SHEET DATA
Amounts in accordance with
Norwegian GAAP

Cash and cash equivalents ...........       109,083       124,720        232,677       481,534     1,320,275       150,014
Short term receivables ..............       987,394     1,284,313      1,331,277     1,038,395     1,171,725       133,135
Short term investments ..............                                     34,372         2,300           --             --
Inventories .........................       564,633       555,109        431,698       309,322       269,105        30,577

Long term receivables and others ....        96,678       251,954        192,083       271,291       555,531        43,529
Intangible assets ...................        65,466        58,013         70,299        28,782        17,889         2,033
Property, plant and equipment, net ..       291,672       253,113        212,555       141,191       178,603        20,293
Total assets ........................     2,114,926     2,527,222      2,504,961     2,272,815     3,477,205       395,092

Current liabilities .................       819,977     1,055,486      1,092,363       968,269     1,198,759       136,207
Long-term liabilities ...............       537,992       680,993        627,333       335,038       301,455        34,252
Shareholders equity .................       756,957       790,743        785,265       969,508     1,976,991       224,633
Total liabilities and shareholders'
equity ..............................     2,114,926     2,527,222      2,504,961     2,272,815     3,477,205       395,092

Approximate amount in accordance with
US GAAP

Shareholders' equity ................       796,158       827,478        778,372     1,971,950                     224,058



----------------

(1) The financial statements for the year ended December 31, 1998 have been restated to include deferred tax assets that were not recognized previously as a result of the requirements of the Norwegian Accounting Act of 1998.



         We publish our consolidated financial statements in Norwegian krone. References herein to "U.S. dollars," "USD" and "$" are to U.S. dollars, and references to "Norwegian krone" and "NOK" are to the currency of the Kingdom of Norway. For the convenience of the reader, this annual report contains translations of certain Norwegian krone amounts into U.S. dollars at the rate of NOK 8.801 = $1 ($0.114 = NOK 1), the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000. On June 26, 2001, such rate was NOK 9.191 = $1 ($0.114 = NOK 1). These translations should not be construed as representations that the Norwegian krone amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. "Item 5 Operating and Financial Review and Prospects -- Operating Results -- Currency Fluctuations" and "Item 11 Quantitative and Qualitative Disclosures about Market Risk" include a discussion of the effects of fluctuations in exchange rates on our financial results.

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Norwegian krone against the U.S. dollar, based on the noon buying rate and expressed in Norwegian krone per U.S. dollar.

                                                                       NORWEGIAN KRONE PER U.S. DOLLAR
                                                                       -------------------------------
                                                                 PERIOD-END        AVERAGE
CALENDAR YEAR                                                       RATE            RATE(1)       HIGH        LOW
-------------                                                    -----------    --------------  --------   ------
1996.........................................................        6.38            6.45         6.62        6.30
1997.........................................................        7.37            7.10         7.76        6.34
1998.........................................................        7.58            7.55         8.32        7.31
1999.........................................................        8.01            7.84         8.10        7.11
2000.........................................................        8.80            8.83         9.56        7.93
2001 (until June 26).........................................        9.19            9.10         9.45        8.59

(1) The average of the noon buying rate on the last business day of each month during the calendar year.

         The following table sets forth, for the period indicated, certain information concerning the noon buying rate of Norwegian krone per U.S. dollar.

                                                                           NORWEGIAN KRONE PER U.S. DOLLAR
                                                                    --------------------------------------------
                                                                    PERIOD-END
MONTH                                                                  RATE            HIGH               LOW
-----                                                                  ----            ----               ---
December 2000................................................          8.80            9.25               8.80
January 2001.................................................          8.84            8.92               8.59
February 2001................................................          8.92            9.10               8.73
March 2001...................................................          9.15            9.15               8.80
April 2001...................................................          9.10            9.16               9.03
May 2001.....................................................          9.38            9.38               9.05
June 2001 (until June 26)....................................          9.19            9.45               9.18

         On June 26, 2001, the noon buying rate of Norwegian krone per U.S. dollar was NOK 9.191 = $1.00.

         Fluctuations in the exchange rate between the Norwegian krone and the U.S. dollar will affect the U.S. dollar equivalent of the Norwegian krone price of the shares traded on the Oslo Stock Exchange and, as a result, may affect the market price of the American depositary shares in the United States. Such fluctuations will also affect the U.S. dollar amounts received by holders of American depositary shares on conversion by The Bank of New York, which is the depositary, of any cash dividends paid in Norwegian krone on the shares represented by the American depositary shares. Information regarding currency fluctuations, is provided in "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Currency Fluctuations."

B.       CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

         WE FACE STRONG COMPETITION FROM ALTERNATIVE PRODUCTS AND FROM NEW SUPPLIERS AND OUR MARKET SHARE WILL ERODE AND OUR REVENUES WILL SUFFER SIGNIFICANTLY IF WE DO NOT RESPOND EFFECTIVELY TO THESE COMPETITIVE PRESSURES.

         Competition is strong among providers of telecommunications equipment and systems and is increasing as a result of the entry into the market of new suppliers and telecommunications equipment and systems. Our products face substantial competition from other telecommunications products and alternative telecommunications transmission media. If we do not respond effectively to these competitive pressures, our market share will erode or fail to increase and our revenues will suffer significantly. Many of our competitors have significantly greater financial, marketing and operating resources than us, and some have broader product lines.

         OUR FUTURE CAPITAL EXPENDITURES AND ACQUISITIONS MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN.

         We may require additional capital to achieve our business strategy and sustain our growth. We cannot offer any assurance that our existing and anticipated sources of capital will be sufficient for our needs, or that we will be able to access additional capital if needed. Our future capital requirements will depend on acquisitions, competitive conditions, regulatory and technological developments and equipment costs and other costs associated with the manufacture of our products. In particular, the actual amounts and timing of our capital requirements may vary significantly from our estimates. We may not be able to obtain additional capital on terms that are favorable or even acceptable to us. Any failure by us to raise such capital would require us to delay or abandon some or all of our plans, which could materially adversely affect our business.

         WE MAY BE UNABLE TO INTEGRATE THE OPERATIONS OF OUR RECENT ACQUISITIONS AND THOSE WE MAY ACQUIRE IN THE FUTURE.

         During 2000, we made one acquisition to enter the broadband access product business and one acquisition to strengthen our transmission networks business. These acquisitions carry the risk that the integration of our operations and of our sales forces will take longer than we planned, use more resources than we expected, change the nature of our business or strategy substantially, or will prove to be unsuccessful. Achieving such integration will present significant challenges and may divert management attention from efforts to continue the development of our product range. If we fail to integrate operations or to manage our rapid growth and development successfully, it could have a material adverse effect on our financial condition and operating results. As a result, we cannot assure you that the consolidation of our businesses will produce the operational and the financial benefits that we expect.

         THE LOSS OF KEY TECHNICAL AND SCIENTIFIC PERSONNEL COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR ABILITY TO OPERATE OUR BUSINESS.

         We will always be dependent on being at the leading edge of technological trends. Loss of key technical and scientific personnel, especially in Norway, the United Kingdom and the United States, could result in the loss of vital expertise which would have a negative effect on the development of new products, the improvement of existing products, customer service and other areas of our operations.

         OUR PLANS TO EXPAND OUR BUSINESS MAY REQUIRE SIGNIFICANT MANAGEMENT RESOURCES THAT WOULD OTHERWISE BE USED IN OUR OPERATIONS AND RESULT IN A DECREASE IN REVENUES.

         Our expansion requires us to implement a variety of additional systems, procedures and controls to manage higher inventory levels and working capital requirements. We cannot assure you that our expansion will be successfully completed. In addition, our expansion may cause a significant strain on our management, financial and other resources. We cannot assure you that sales will remain at, or increase above, recent levels or that our systems, procedures or controls will be adequate to support our operations. If we are unable to manage our expansion effectively, our business and could be adversely affected.

         WE ARE DEPENDENT ON TIMELY DEVELOPMENT OF NEW PRODUCTS IN RESPONSE TO RAPID TECHNOLOGICAL CHANGES AND IF WE FAIL TO DELIVER NEW PRODUCTS, OUR ABILITY TO COMPETE WILL SUFFER, SIGNIFICANTLY AFFECTING OUR RESULTS OF OPERATIONS.

         The technology underlying our products is subject to significant and rapid changes. Because of the significant technological changes that have taken place in the telecommunications industry and those that may occur in the future, our business is dependent on whether we can design, develop, manufacture and market competitive products in a timely manner. As a result, our activities require significant expenditure on research and development, which has accounted for approximately 9% and 11% of our sales, not including grants, in 1999 and 2000. Any prolonged delay or substantial cost overruns in our research and development efforts could impair our ability to introduce new products, which could adversely affect our results of operations.

         The introduction of new technologies has resulted, and may in the future result, in delays in the production of our products. Any prolonged delay in our production processes could impair our ability to deliver our products in a timely manner, which could adversely affect our results of operations.

         WE ARE STILL DEPENDENT ON THE PRODUCTS WE PROVIDE TO USERS OF THE INMARSAT SYSTEMS WHICH IS A MATURE MARKET WITH FEW OPPORTUNITIES FOR GROWTH.

         Our mobile satellite communications products are designed to operate under the INMARSAT systems, which currently offer the only global mobile satellite communications network in full operation in a market which is mature and offers few opportunities for growth. Mobile satellite communications products are undergoing a period of rapid technological change, as a number of prospective operators seek to introduce alternative worldwide mobile satellite communications systems that would permit the use of handheld terminals. If these operators are successful, these new systems may supersede the current INMARSAT system as the preferred carriers of global mobile satellite communications traffic. If we are unable to design, develop or manufacture the necessary equipment for such new systems, our ability to compete in the market for mobile satellite communications products would be adversely affected.

         WE FACE POTENTIAL DELAYS IN PAYMENTS ON LARGE CONTRACTS CAUSING US TO RESTRICT THE USE OF OUR FUNDS TO COVER OUR OPERATIONAL EXPENSES.

         Some of our contracts involve large purchase prices. During the last few years, large contracts, particularly those generated in Latin America which have longer payment terms, have increased as a percentage of our total number of contracts. Any delays in payment under such contracts could adversely affect the availability of funds for us and may, at some time in the future, result in the need for additional borrowings to fund current operations. Any delays in, or cost overruns relating to, our performance under these contracts may have adverse period-on-period earnings effects and result in the incurrence of contractual penalties.

         WE ARE DEPENDENT ON A SINGLE SUPPLIER WHOSE FAILURE TO PERFORM MAY RESULT IN A MATERIAL LOSS OF SALES AND CUSTOMERS.

         We outsource the manufacturing of our satellite communications terminals primarily to Flextronics in Oslo, Norway and also to Kitron in Risor, Norway pursuant to long-term agreements and depending on capacity. If Flextronics and Kitron do not perform, we will have trouble meeting delivery schedules which could result in a material loss of sales and customers. In addition, we would be required to find an alternative source of satellite communications terminals, resulting in the incurrence of additional costs.

         WE ARE DEPENDENT ON A SINGLE MANUFACTURING FACILITY WHOSE FAILURE TO PERFORM MAY LEAVE US WITHOUT A READILY AVAILABLE SOURCE FOR OUR CUSTOM-DESIGNED COMPONENTS.

         Our manufacturing activities with respect to our microwave transmission equipment and systems currently takes place in our production facility in Bergen, Norway. A significant interruption of production at this facility could result in our failure to meet delivery schedules which could result in the loss of sales and customers. In addition, because the microwave transmission components manufactured at our production facility are custom-designed for assembly into our products, there is no readily available alternative source for such components.

         WE ARE DEPENDENT ON OUR SIGNIFICANT INTERNATIONAL OPERATIONS WHICH FACE UNIQUE OBSTACLES AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Sales of products delivered to customers outside of Norway represented approximately 93.4% of our total sales in 2000 as compared to 89.9% of total sales in 1999. We made a substantial portion of our sales in Europe, Latin America and Asia. Various international risks could negatively impact our international sales and manufacturing operations, which could have a material adverse effect on our revenues, access to capital and market position. Our international sales and manufacturing operations are subject to the risks normally associated with international operations, including:

         -        currency conversion risks and currency fluctuations,

         -        imposition of tariffs,

         -        limitations, including taxes, on the repatriation of earnings,

         -        political instability, civil unrest and economic instability,

         - greater difficulty enforcing intellectual property rights and weaker laws protecting such rights,

         - complications in complying with laws in varying jurisdictions and changes in governmental policies,

         - natural disasters and the greater difficulty and expense in recovering therefrom, and

         -        transportation delays and interruptions.

         WE ARE EXPOSED TO CURRENCY FLUCTUATIONS WHICH INFLUENCE OUR COMPETITIVE POSITION AND OUR REVENUES REGARDLESS OF THE MARKET ACCEPTANCE OF OUR PRODUCTS AND THE SALES EFFORTS OF OUR EMPLOYEES AND BUSINESS PARTNERS.

         As an international group, we are exposed to major exchange fluctuations between currencies. Changes in the relative strengths of different currencies affect our competitive positions and our revenues. "Item 5 Operating and Financial Review and Prospects -- Operating Results" and " -- Liquidity and Capital Resource contains a description of the effect of currency fluctuations on our financial results."

         ITEM 4. INFORMATION ON THE COMPANY

         A.   HISTORY AND DEVELOPMENT OF THE COMPANY

         We are a joint-stock company incorporated in the Kingdom of Norway on September 1, 1987 under the Norwegian Companies Act. Our principal executive offices are located at Kokstadveien 23, P.O. Box 7090 N-5020 Bergen, Norway, and our telephone number is 011 47 5522 5100.

         On February 1, 1997, we implemented a corporate reorganization, pursuant to which we streamlined our five former business units (transmission systems, mobile satellite communications systems, special telecommunications systems, contract manufacturing and other businesses) into three broad business areas (transmission systems, satellite communications and dedicated communications). We incorporated our power line communications businesses within transmission systems. The power line communications business within our transmission networks was sold in March 1998 for shares in the acquiring company. In addition, we continued the planned reduction of our contract manufacturing activities as part of our ongoing program of increasing radio link production capacity. We also incorporated ViSAT, our business communications business into the satellite communications business area, and Contec, our engineering consultancy, into the dedicated communications business area. We wound up our Infotema AS subsidiary, which provided corporate profiling and imaging services, among other things and sold it for minimal consideration.

         On April 23, 1997, our general meeting of shareholders approved a five-for-one share split. Pursuant to this resolution, our share capital of 13,200,670 Shares, nominal value NOK 10 each, was subdivided into 66,003,350 shares, nominal value NOK two each.

         On April 1, 1998, we implemented a further reorganization, pursuant to which we became a holding company, Nera ASA, with four operating subsidiaries:
Nera Networks AS (comprising the transmission systems business area); Nera SatCom AS (comprising the satellite communications business area); Nera Electronics AS (comprising our production operations) and Nera Transmission Management Network AS. Our Norwegian subsidiaries in the dedicated communications business area (Contec, Infotema and Mobildata) remained independent subsidiaries and Datacomm, Electrical/CATV and cables, the other businesses in this area remained in our Southeast Asian operations. The 1998 reorganization did not affect the business area structure put into place as part of the 1997 reorganization. Instead, the 1998 reorganization was aimed at facilitating improved financial control within, and providing stronger strategic focus for, each of those business areas. In December 1998, in line with our desire to focus on our core business, we sold our transmission management network business, which formerly provided integrated solutions for a wide range of telecommunications systems, to Protek Network Management Ltd. (UK) for cash. The financial impact of this reorganization is described in "Item 5 Operating and Financial Review and Prospects."

         During 1999, as part of our comprehensive program of corporate improvements and increased focus on our core activities, we have reduced our ownership interest in our Singapore subsidiary, divested our airtime billing business, sold a portion of our production facilities and entered into agreements to acquire two businesses in the United States with activities in the areas of wireless local loop and radio-link transmission from World Access. The acquisitions were made in 2000. On June 23, 1999 Nera Telecommunications Ltd., known as NTL, launched an initial public offering for its Singapore dollar listing on the Mainboard of the Stock Exchange of Singapore Limited. NTL is a solutions provider for the telecommunications and information technology industries with a comprehensive product and service range covering satellite communications, microwave radio transmissions, information technology networking infrastructure and high value-added electronic contract manufacturing. 44,400,000 ordinary shares were sold in the offering, representing 49.3% of NTL's share capital. 13,000,000 shares were sold to the public and the remaining 31,400,000 shares were privately placed, of which 4,440,000 shares were reserved for NTL's employees and business associates who have contributed to our success. After the initial public offering, we hold 47.3% of the shares in NTL. The sale resulted in proceeds to us of approximately NOK 150 million ($17.0 million) and the profit of the sales were approximately NOK 106 million ($12.0 million). The shares of NTL started public trading on the Stock Exchange of Singapore on July 1, 1999. In December 1999, we sold our airtime billing business to an entity in return for approximately NOK 107 million ($12.0 million) and a 20% interest in the share capital.

         In April 2000, we acquired two businesses from World Access for a total amount of $13.6 million, giving us a basis to develop point-to-multipoint products for wireless broadband access, strengthening our existing transmission networks business and giving us expertise on which to establish a presence in North America. In May 2000, we issued 25 million shares in a public offering in Norway with rights of preemption for existing shareholders and raised NOK 887.5 million ($100.7 million) (including underwriting discounts and expenses). The offering was not made available to U.S. and Canadian shareholders or investors. We intend to continue to use the proceeds of this offering to grow our business, particularly in the area of wireless broadband access as well as to expand our existing product range, competence base and geographic sales area. In July 2000, we sold our production facilities in Oslo to Flextronics and entered into a strategic cooperation agreement with respect to the production of electronics used in our satellite communications products.

         Our principal capital expenditures currently in progress, including the distribution of these investments geographically and the method of financing is set forth below in "Item 5.B Liquidity and Capital Resources."

         B.       BUSINESS OVERVIEW

         INTRODUCTION


         We design, develop, manufacture, market and sell wireless telecommunications equipment and systems. We have organized our business into the following three segments:

         - TRANSMISSION NETWORKS - This business area provides radio link equipment and systems, antenna systems and turnkey telecommunications transmission networks in the 2GHz to 60 GHz frequency and from the low capacity ranges (from two to 34 megabits per second also referred to as PDH) to the high capacity (from 34 to 620 megabits per second also referred to as SDH) ranges. We sell primarily to original equipment manufacturers such as Ericsson, Lucent, Nokia and Nortel Networks and to public telecommunications providers and private network operators. We have been in this business since the early 1950s and we believe that we currently have an approximate market share of 5% of the world's radio link market, 1% of the PDH world market and 17% of the SDH world market. As a percentage of sales, transmission networks accounted for 70.7% in 2000, 54.2% in 1999 and 50% in 1998. As
                  at December 31, 2000, transmission networks accounted for 81.8% of our backlog.

         - SATELLITE COMMUNICATIONS - This business area provides satellite communication equipment to the professionals and consumers for use on the seas for use as an alternative to terrestrial networks where those networks do not meet the requirements of the consumers and in remote locations where land-based wireless mobile communications are not available. We have been in this business since the early 1970s and are the market leader for microwave radio relay systems, mobile satellite terminals, land earth stations used in the International Maritime Satellite

                  Organization's global satellite communications system which is generally referred to as INMARSAT. As a percentage of sales, satellite communications accounted for 27.8% in 2000, 29.2% in 1999 and 31.1% in 1998. In 2000, satellite communications accounted for 13.5% of our backlog.

                - WIRELESS BROADBAND ACCESS - We added this business area in the first quarter of 2000 with the acquisition of a company in the United States. We believe that the convergence between telephone, cable television and data communications will create significant demand for integrated broadband multimedia services. We have organized our wireless broadband access area to benefit from the expertise we have gained in our transmission networks and satellite communications areas and to create radio link equipment for point-to-multipoint wireless transmission which are referred to as local multipoint distribution systems, or LMDS. For the 1.9 to 11 GHz frequency range, we are developing a line of products and are working together with an original equipment manufacturer. For the 26 to 38 GHz frequency range, we are seeking a partner to develop a line of products. We have not yet determined whether to enter the 40 to 43 GHz frequency range market. In 2000, wireless broadband access has not yet contributed materially to our sales but we expect this business area to contribute increasingly to our sales over the next two years and beyond.

         The following graphic illustrates our three business segments. As shown in the graphic below, our transmission networks business segment includes our CompactLink and CityLink digital transmission products. Our satellite communications business segment includes our land earth station and world communicator satellite communications equipment. Our broadband access business segment includes our interactive point-to-point and point-to-multipoint terminals and base stations and our satellite interactive terminals and gateways.

                               [GRAPHIC OMITTED]

         Our strategic objective is to expand our operations, internally and by acquisition, in selected areas of the telecommunications market, including broadband access, for which we anticipate increased global demand and in which we believe that our experience and capabilities in the design, development, manufacturing and marketing of telecommunications equipment, systems and services give us a competitive advantage compared to existing or potential competitors. We believe that our core area of technological expertise is the transmission and processing of microwave signals and that our core areas of experience are in the design, development, manufacture and marketing of wireless telecommunications equipment and systems, areas in which we and our predecessors have operated since 1947.

         We market our equipment and systems worldwide from our facilities in Norway and through our network of subsidiaries, sales offices, local agents and distributors. In 2000, sales of products delivered to customers outside of Norway represented approximately 94.3% of our total sales. Our important markets outside Norway include Asia (principally Singapore and Malaysia) with 18.2%, continental Europe (principally France, Poland and Germany) with 27.7%, North America and South America with 26.2% and the United Kingdom, with 12.2% of sales. We expect that in 2001, due to the receipts of a large order for transmissions network products from Australia, that our market in Oceania will increase as a percentage of sales. The markets in which we operate are characterized by deregulation and rapid technological change. The increasing convergence of information technology and telecommunications creates attractive growth opportunities for us based on the expertise and market knowledge we have built up over many years. Both the pace of technical change and the increased willingness of companies and individuals to make use of the opportunities technology offers are creating a rapid increase in the demand for transmission capacity and efficient access to its use. This is in many ways creating a paradigm shift in the market, and this is particularly apparent for the growth which is expected to be seen in the market for broadband access.

         TRANSMISSION NETWORKS


         We design, develop, manufacture, market and sell selected telecommunications transmission equipment and systems, consisting of high and low capacity microwave radio transmission (also known as radio link or radio relay) equipment and systems, turnkey telecommunications transmission networks and antenna systems, for use in public, private, military and other cellular telecommunications networks.

         The following graphic illustrates our transmission networks. As shown in the graphic below, our radio link equipment and systems transmit signals along short distance medium capacity routes to access radios and along long distance medium and high capacity routes to central office switches.

                        [TRANSMISSION NETWORKS GRAPHIC]

         Transmission networks provides radio link equipment and systems, turnkey telecommunications networks and antenna systems. The two main elements that define transmission networks characteristics are their capacity and frequency. The various combinations (high capacity-high frequency, high capacity-low frequency, low capacity-low frequency and low capacity-high frequency) all have specific advantages in various environments and focus on different market segments with specific products. Capacity primarily indicates the volume of signals the products can handle. Products in the high capacity range have the ability to transmit and receive more signals (Mb/s) than products in the low capacity range. Products with high capacity are therefore often used in networks, such as those between major cities. Frequency refers to wave length and indicates primarily how long a distance signals can travel before they must reach the next receiver-transmitter antennae to be regenerated and be sent on to the following antennae. Low frequency signals can travel greater distances than high frequency signals and are therefore often used in long haul transmission networks, such as those in desolate areas. High frequency products offer the best solutions in urban areas, where the required distance to transmit signals is not as long but the requirement for capacity is high.

         The following graphic illustrates the frequencies and capacities of our radio products. As shown in the graphic below, our nx2 and CellLink products have low-capacity/low-frequency capability. Our STM-4, STM-1, STM-0, NL29x and NL2000 products have high-capacity/low-frequency capability. Our CityLink product has high-capacity/high-frequency capacity. Our Nera Compact Link product has low-capacity/high-frequency capability.


                            [RADIO PRODUCTS GRAPHIC]

         As radio relay technology assumes new roles in telecommunications networks, we have benefited from new opportunities for our transmission equipment and systems. Deregulation has led to the implementation of new transmission networks in a number of countries, and new geographic areas have opened for market expansion in both developed and emerging economies. At the same time, new network operators have been formed to meet the demand for new services such as cellular telecommunications, paging and Internet and data transmission. Many of these operators are choosing microwave radio as an important part of their networks, both to extend the network coverage and to serve as a back-up system for networks using other transmission media.

         Revenues generated from the transmission network business area were approximately NOK 1,803 million ($205 million) (70.7% of total sales) in 2000, NOK 1,500 million ($170 million) (54.4% of total sales) in 1999 and NOK 1,547 million ($176 million) (51.0% of total sales) in 1998.

         - MICROWAVE RADIO PRODUCTS. We develop, produce and sell high- and low-capacity microwave radio equipment used in terrestrial telecommunications networks carrying voice communication, facsimile, data and radar information, as well as radio and television program transmissions. We manufacture digital radio links incorporating devices such as modulators, demodulators, receivers, transmitters, power supplies, branching units, signal encoders and decoders and supervisory systems. Our microwave radio relay and access radio systems operate at frequencies between 1.7 and 38 Ghz and have capacities of between two megabits per second (providing 30 telephone channels) and 155 megabits per second (providing 2,000 telephone channels).

         The most common standard for digital transmission networks is PDH. Our traditional PDH equipment is primarily low-capacity transmission equipment operating at eight or 34 megabits per second. We also market modular PDH transmission equipment operating at integral multiples of two megabits per second.

         In 1988, SDH was adopted as the new standard for digital transmission networks by the International Telecommunications Union, known as the ITU, and SDH products have become the predominant systems used for high capacity transfers. We believe we are a leading supplier of radio relay equipment worldwide for SDH transmission networks. Our STM-1 terminal, which has a capacity of 155 megabits per second at frequencies between four and 26 GHz, can serve as the transmission element for radio-based SDH networks. While we expect PDH systems to maintain significant market share during the next few years because it is more suited to low-capacity transmission, we expect that there will be a continued shift to SDH systems as they are substantially more flexible than PDH systems. In response to the expected shift toward SDH products, we have developed SDH radios in frequency bands of 18, 23 and 26 Ghz, marketed under the "CityLink" name. We have developed equipment in accordance with FCC (North American) standards and have obtained FCC approval for this equipment and CityLink will also be marketed in a SONET version, the FCC equivalent to SDH. We are in the process of expanding the CityLink family of products and to gradually replace the rest of the product range by new generations of equipment. SDH technology is also expected to be used for systems which are currently built using PDH technology. Through our expertise in the area of SDH technology, we intend to develop a competitive advantage over other suppliers of radio link products in the coming years. We also intend to play an active role in the process of consolidation which is expected to take place in this market over the next few years. There can be no assurance that these developments will occur.

         We believe that in order to be a "one stop shop for microwave radios," we will also have to be able to offer point to multipoint systems. These systems are used to link several subscribers to a central point in a network. At present, such systems are mainly used for voice communications in remote areas. This technology may also be used for high-speed connections to ordinary subscribers, especially by new service providers. Our broadband access area is developing these point to multipoint systems.

         To supply customers with complete telecommunications systems, we purchase certain equipment from several other suppliers, such as Ericsson (Sweden), Nokia (Finland) and ECI Telecom (Israel). Equipment obtained from outside suppliers typically includes add-drop multiplexers, digital cross-connects, various interface equipment and other system elements. These elements are incorporated in our microwave radio products at our facilities in Bergen, Norway, or at the facilities of Kitron ASA, with whom we have a long term cooperation agreement.

         We sell our transmissions systems to telecommunications operators, cellular network operators and, to a lesser extent, to dedicated network users such as oil and gas companies, power utilities, railroads and military organizations. Contracts range in value from approximately NOK one million up to approximately NOK 150 million. Because of the project-oriented nature of many of our radio link equipment and systems contracts, our largest customers may change from year to year.

         Our largest customers for transmissions systems in terms of contract amount over the past three years have been NODECA (Norway), ETB (Columbia), IUSACELL (Mexico), and Ericcson (Morocco). In addition, we have an original equipment manufacturers agreement with Lucent Technologies, Nokia and Ericsson for the supply of SDH microwave radio transmission systems for Lucent's transmission projects worldwide. In addition, we have entered into an original equipment manufacturer agreement with ECI for the production of Citylinks. The sale of radio links has roughly the same geographical spread as our total sales, but with a somewhat larger share in Latin America. For more information regarding our sales by geographical destination read "--Sales, marketing and distribution."

         Our microwave radio transmission equipment incorporates microwave transistors, which can only be obtained from a small number of suppliers. We maintain substantial inventories of microwave transistors and seek to maintain long-term contracts with our principal suppliers whenever practicable.

         Manufacturing of our transmission network equipment takes place at one plant at Kokstad, outside of Bergen, which mainly produces high-capacity SDH and PDH radio transmitters and receivers. In addition to high-capacity radios, our plant produces mechanical equipment, circuit boards, antennae up to 3.5 meters in diameter and some military products. The largest customer for this plant is the transmission network business area. The Kokstad facility also engages in manufacturing for a few third-party customers. At present there are 329 employees at Kokstad.

         The manufacturing operations at our production facility range from complete assembly of a particular product by one individual or a small group of individuals to semi-automated assembly lines for volume production of certain pieces of equipment. We make extensive use of surface-mounted devices in the assembly of printed circuit boards. Because many of our products include precision electronic components requiring close tolerances, we conduct test and inspection procedures throughout the manufacturing and assembly process. Final test procedures include quality control inspections, temperature and burn-in tests and factory acceptance tests on assembled equipment to simulate actual system configuration.

         - TURNKEY TELECOMMUNICATIONS TRANSMISSION NETWORKS. We are a turnkey supplier of telecommunications transmissions networks, which comprise varying combinations of radio relays, antennas, feeders, towers, fiber optic terminals and cables, multiplexers and cross-connect equipment. We design, develop, manufacture, sell and install complete telecommunications networks and operations, administration and maintenance management systems. For most turnkey projects, we conduct the necessary surveying work and produce transmitters, receivers, waveguides, racks and antenna systems, which together typically represent at a minimum approximately one-half, but frequently significantly more than one-half, of the value of the turnkey projects. We acquire the remainder of the equipment and facilities, such as towers, shelters, diesel generators, battery banks, solar cells and add-drop multiplexers, from subcontractors.

         We supply turnkey telecommunications transmission networks, principally to telecommunications providers and utilities in the Indian subcontinent, the Middle East, Southeast Asia, Latin America and Africa. Our four most important turnkey projects in 2000 were in Nigeria, Pakistan, Morocco and Mexico. We expect that the turnkey telecommunications transmission networks order we received at the end of 2000 will be a significant project in 2001.

         When supplying turnkey transmission systems, we obtain certain equipment and facilities, such as towers, shelters, diesel generators, battery banks, solar cells and add-drop multiplexers, from subcontractors.

         - ANTENNA SYSTEMS. We also design and manufacture antennas (principally dish aerials) to meet specific demands imposed by various operating environments and by the radio relay equipment being employed. We produce a variety of antennas in sizes up to six meters in diameter for all recommended frequency bands. We sell our antennas both in conjunction with our other transmission equipment and on a stand-alone basis.

         We manufacture our antenna systems with components from suppliers such as Nokia, ECI and Fore. Power supplies, masts and installation materials are purchased from approved suppliers, usually local regional producers, by competitive tender. In 2000, our principal customers for antenna systems were the microwave radio products and antenna systems divisions of our transmission networks business area, Terra.com (Sweden) and FMV (Sweden).

         SATELLITE COMMUNICATIONS

         We design, develop, manufacture, market and sell mobile satellite terminals (comprising marine and land mobile earth stations) and land earth stations for satellite communications networks, principally INMARSAT. We supply a full range of land earth stations and believe that we are the supplier producing the widest range of terminals for the INMARSAT system.

         The following graphic illustrates our satellite communications business segment. As shown in the graphic below, our satellite communications products include satellite land earth stations or gateways and maritime and land mobile satellite terminals. We also provide marine services and are a market leader in providing INMARSAT systems and products.

                    [MOBILE SATELLITE COMMUNICATION GRAPHIC]

         We also market our mobile satellite terminals and land earth stations for various regional satellite systems. INMARSAT services include the following:

         - the original INMARSAT A analog system, which provides maritime and land mobile voice, data facsimile and telex links,

         - the INMARSAT B system, a digital replacement for INMARSAT A providing voice, data, facsimile and telex capabilities,

         - the INMARSAT C analog system, which provides data and telex links,

         - the INMARSAT M system, a digital service providing voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals,

         - the INMARSAT Aero system, which provides global in-flight telecommunications services for commercial airlines, and

         - the INMARSAT Mini-M service, which is designed to allow the operation of laptop-sized satellite terminals.

         INMARSAT's A, B, C, M and Aero systems operate through a network of geostationary satellites owned and operated by INMARSAT since the late 1970s. The INMARSAT Mini-M operates through a generation of geostationary satellites launched in 1996. These satellites provide increased capacity through the use of spot-beam technology, which concentrates signal power and provides increased sensitivity at the earth's surface, thus enabling telecommunications transmissions to be relayed from smaller and less powerful terminals. The INMARSAT Mini-M system makes use of this new technology, including INMARSAT's global area network digital service, which makes satellite communications with laptop-sized equipment possible at ISDN-speed. We are also involved in continued developments within the INMARSAT system to provide lighter and smaller terminals for high-speed data transfer via mobile terminals. We have carried out a number of studies and preparatory studies in this areas and we believe that we are well positioned to become a supplier of this type of terminal.

         The INMARSAT systems operate through a network of mainly PTT-owned land earth stations, of which 31 support INMARSAT A, 27 support INMARSAT C, 26 support INMARSAT B and M, 19 support INMARSAT Mini-M and 23 support INMARSAT Aero.

         During the last few years, a number of competing satellite systems using technology similar to the INMARSAT Mini-M system have been under consideration in Brazil, China, India, Mexico, the United States, the Middle East, Africa, Europe and Southeast Asia. A number of consortia (including ICO, an INMARSAT affiliate as well as Globalstar and Astrolink have announced plans to launch and operate new global mobile satellite communications systems during the course of the next two to three years, which are expected to allow the use of handheld satellite terminals in the area of voice communications. However, the deployment of these new global mobile satellite telecommunications systems have been delayed, primarily due to financing difficulties. As a result, INMARSAT products are having a longer life in the market place, without the expected competition from new systems. The specific effects of these new systems, once they enter the marketplace, on the markets for our mobile satellite communications equipment and systems are unknown, but since the traditional market for INMARSAT products is mature, such systems are expected to cause a decline in sales within our current product portfolio.

         In October 1998 we entered into an agreement with ICO Global Communications (Holdings) Ltd. for the delivery of handheld satellite telephones. The contract also includes delivery of equipment for maritime use of the telephone. The telephones subject to the contract are intended to operate on both the GSM and ICO systems. ICO has since reorganized its capital structure in a bankruptcy proceeding in Delaware. We believe that we are still in an excellent position to be a strategic supplier to ICO.

         We are seeking to position ourselves to act as a supplier for several of these new projects, including satellite systems aimed at stationary multimedia terminals. We believe that we are seen as an attractive cooperation partner for these systems. Together with partners with complementary technology, we are in the process of developing solutions for suppliers of these systems. We expect that such stationary multimedia terminals will be developed to a large degree from systems for digital broadcasting, and partly as new broadband systems such as Astrolink and Spaceway. We further believe that there will be rapid growth and implementation of such systems over the next few years. Large investments in research and development will be required in the coming years to become a substantial player in this market.

         Our sales from satellite communications amounted to approximately NOK 709 million ($81 million) (27.8% of total sales) in 2000, NOK 649 million ($74 million) (34.2% of total sales) in 1999 and NOK 946 million ($107 million) (31.2% of total sales) in 1998. Satellite terminals and land earth stations represented approximately 21% and 39% of satellite communications sales in 2000.

         - SATELLITE TERMINALS. We design, develop, manufacture, market and sell earth stations and land mobile earth stations (generally known as satellite terminals or satellite telephones) for the INMARSAT A and C analog and B, M, Mini-M and M4 global area network digital services. Airborne satellite terminals for the INMARSAT Aero system are not included in our delivery program in view of the specialized avionics technology required to integrate the satellite terminals into an aircraft's design.

         The following graphic illustrates the evolution of our satellite terminals. As shown in the graphic below, since we launched our satellite terminals in 1978, our satellite terminals have decreased in size and weight and increased in capacity. In 1978, only maritime professionals used our terminals. In the 90s, our products were also land-based. Today, our products are compact enough to be used both by land and maritime consumers and professionals.

                               [GRAPHIC OMITTED]

         A satellite terminal is a compact transceiver of one or a few channels linking individual ships or land mobile users to the INMARSAT satellite communications network. Satellite terminals may be equipped with optional features such as voice encryption, facsimile, circuit mode data, high-speed data and credit card operation. Our satellite terminals include marine, land-based fixed, transportable and portable devices marketed under the SATURN name, each of which permit the user to gain access to one of the INMARSAT systems. Size, weight and service capability are the most important design criteria for our satellite terminals. We market our satellite terminals in over 70 countries.

         The WorldPhone is our INMARSAT Mini-M satellite terminal. The WorldPhone utilizes the Mini-M systems spot-beam technology to target users operating mostly outside the range of terrestrial and cellular networks. Production of the WorldPhone in commercial quantities commenced at the beginning of 1997, in response to orders for the more than 3,000 WorldPhones received by the end of 1996. The WorldPhone Marine offers telecommunications via the Mini-M system that uses spot-beam technology to cover the major ocean regions. Based on INMARSAT registration data, we believe that we are one of the market leaders in terms of sales volume for INMARSAT Mini-M satellite terminals.

         Our INMARSAT B products include marine, fixed and portable applications for digital voice, data, facsimile and telex capabilities, such as the Marine Saturn Bm which powers communications between a ship and the outside world via INMARSAT B. Our INMARSAT B terminals offer bit rates of up to 16 kilobits per second (voice) and 64 kilobits per second (data), enough for four telephone channels and seven slow-speed video transmissions. We commenced sales of INMARSAT B products in 1994.

         Our INMARSAT C products included applications for telex and slow-speed data transmission for marine and land mobile systems and for remote monitoring applications, such as scientific data gathering. INMARSAT C is the least technologically advanced of the INMARSAT standards and is not a priority for us.

         Our World Communicator, a terminal for the INMARSAT global area network digital service had significant order intake during the last quarter of 1999 with delivery starting during the second quarter of 2000.

         Our INMARSAT M products include fixed applications for digital voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals, such as out Marine Saturn Mm which provides comprehensive marine communications services for vessels not obliged to meet full International Maritime Organization, or IMO carriage requirements via INMARSAT M.

         In 2000, the marine market accounted for approximately 25% of our satellite terminal sales. The owners of larger commercial vessels and navy fleets are our principal customers, for which we also supply, assemble and install complete ship-borne telecommunications systems.

         Land mobile and portable terminals accounted for approximately 75% of our total satellite terminal sales in 2000, as compared to approximately 50% in 1999 and approximately 40% in 1997. We sell land mobile terminals primarily to customers in the United Kingdom, the United States and France, for use by those customers in overseas areas with less developed telecommunications infrastructures or in areas experiencing natural or political emergencies, and in the states of the former Soviet Union. In the land mobile market, our principal customers are governmental organizations, U.N. organizations, news agencies and various aid and rescue organizations operating in developing countries.

         Manufacturing of our satellite terminals is outsourced primarily to Flextronics and also to Kitron pursuant to long-term agreements and depending on capacity. In 2000, we entered into an agreement with Flextronics for the assembly of a number of our transmission network products. We also entered into an agreement with Kitron ASA whereby Kitron is our preferred supplier of a number of components for our PDH equipment and the clean room modules for SDH continues to be produced in Kitron's Risor facilities.

- GATEWAYS AND LAND EARTH STATIONS. We design, develop, manufacture, sell and support gateways for satellite communications networks. Gateways, or land earth stations, form the interface between terrestrial telecom networks and the satellite system. Gateways are typically integrated systems consisting of antennas and RF equipment, satellite modems, traffic control computers, telephone/data switching equipment, terrestrial interface units and administrative systems for alarm-handling, station configuration and billing. A large satellite gateway can handle several hundreds of circuit-switched calls simultaneously and thousands of packet-switched connections.

         To date, most of the satellite communications products and solutions developed by us have been designed for the INMARSAT system, currently the leading satellite-operator for global mobile personal communications systems. Since we delivered our first INMARSAT-A gateway in 1982, we have introduced successive product generations for the INMARSAT C, B, M, Mini-M and Aero systems. In 1999, we launched the INMARSAT M4 global area network gateways. Our sales of gateways were NOK 237.6 million ($27 million) in 2000, NOK 161 million ($18 million) in 1999 and NOK 130 million ($15 million) in 1998. INMARSAT has a total of 37 earth stations in its network globally. We have delivered network systems for 22 of the 37 INMARSAT earth stations. We believe we are the biggest vendor of systems in the INMARSAT market with a global market share of more than 50%.

         The INMARSAT network serves 192 ocean regions up from 166 ocean regions in 1999. This includes 12 INMARSAT Antenna/RF packages and 14 mobility management systems. For the year 2001, we have contracts to deliver systems to a further 12 ocean regions together with both INMARSAT packed data system, or IPDS, Regional and Home land earth station. We have also accepted contracts for our latest INMARSAT maritime service, INMARSAT F-1, which will replace both our INMARSAT MB and INMARSAT A services.

         The following table sets forth the type of system we have delivered to the INMARSAT networks and coverage of the 192 earth stations currently deployed and the 12 expected to be deployed by the end of 2001.

                 SYSTEM (GATEWAY)                         SOR(1)     DOR(2)     TOR(3)   TOTAL
                                                                                          OR



                 INMARSAT A.........................         7          7         -        21
                 INMARSAT C.........................         -          3         -         6
                 INMARSAT AERO......................         5          6         1        20
                 INMARSAT AERO-I....................         2          3         -         8
                 INMARSAT M.........................         2         11         4        34
                 INMARSAT B.........................         3         11         4        35
                 INMARSAT Mini-M....................         3         10         4        35
                 INMARSAT m4 (GAN)..................         1          8         4        29
                 TOTAL..............................        23         59        17       192

------------------------------------
    (1) SOR: Single Ocean Region
    (2) DOR: Dual Ocean Region
    (3) TOR: Triple Ocean Region

         We have developed a generic satellite gateway architecture for which we are continually developing and improving building blocks for use in our gateway products. Through the last four years we have been working on adding building blocks targeted towards the systems where we currently see a market, primarily systems which offer fixed/mobile Internet protocol multimedia services, but also those offering narrowband handheld voice services. The building blocks are generic modules or subsystems, which are based on industry-standard development platforms, using industry-standard development tools and methods. Where we find that we can add value to our customers, state-of-the-art satcom-specific technology is developed and integrated into the buildings blocks. All the building blocks incorporate solutions for redundancy, enabling us to design complete gateways with "no single point of failure." All the building blocks can be tied together by industry-standard interfaces. This approach enables us to offer anything from a complete turnkey system to any combination of subsystems tailored to the needs of the individual project. We can integrate both internally developed products and best-of-class components from third-party vendors, or take part as a subcontractor in somebody else's turnkey project.

         In supplying turnkey land earth stations, we obtain certain radio frequency equipment and antennas from outside suppliers located principally in the United States.

         Design and development of our gateways take place mainly at our facilities in Oslo, Norway while manufacturing is currently outsourced to Flextronics. Marketing, distribution and sales are based partly on the use of our subsidiaries, but mainly on direct sales to customers. However, satellite terminals and satellite telephones are sold primarily through a worldwide third-party distribution network. The business is coordinated across our various subsidiaries and regional offices which market and distribute the products. For more information regarding our sales by geographical destination read "--Sales, marketing and distribution."

         Future prospects

         In the years ahead, an important part of our satellite business will be to deliver terminals and upgrades of gateways within the INMARSAT market. Included in this is INMARSAT's focus on the new high-speed data terminal M4 and later versions of the current INMARSAT products. A public and restructured INMARSAT is expected to give priority to niches, in which we have significant market share and in which we expect to continue to compete effectively.

         BROADBAND ACCESS

         This Wireless Broadband Access (WBA) business area was created in the first quarter of 2000, and started operating in April 2000 with the acquisition of one of the businesses from World Access. WBA aims to benefit from the convergence of our experience in transmission networks and satellite communications. The goal of WBA is to compete in the market for fixed wireless access (FWA) products, primarily to businesses and telecom customers such as CLECs and ILECs.

         WBA's core FWA products are the Velocity 2000 (launch 3q2001) wireless local loop (WLL) and the 40G LMDS product (launch 2002). Using these products as well as an OEM agreement for Breezecom's 3.4G and 3.5G point to multipoint
(PMP), WBA aims to develop its PMP position partly in parallel with and partly on the back of Nera's strong PtP position. Complete FWA solutions including PMP as as well as PtP PDH and SDH/SONET solutions are our natural focus.

         Besides offering FWA solutions to businesses and telecom infrastructure providers, WBA intends to compete in parts of the "last mile industry". Despite the deployment of fiber for trunking needs and the deployment of ADSL and cable modems for consumers's broadband access demands, there is a large and growing market for radio solutions. Under many circumstances, radios offer advantages which make them compete well with the fixed alternatives:

         o  time of deployment,
         o  case of installation,
         o  cost of deployment,
         o  resituation of the equipment, and
         o  gradual deployment.

         The following graphic illustrates our wireless broadband access network. As shown in the graphic below, our wireless products address what is known in the industry as the "last mile" in which often times customers have no access to fiber optic cable due to the nature of the terrain, prohibitions by municipalities or landowners and the cost of installing fiber. Our system supplies businesses and consumers with a two-way network through a series of point-to-point and point-to-multipoint products transmitting satellite signals.
                               [GRAPHIC OMITTED]

         The products in the broadband access area are intended to address what has come to be known in the telecommunications industry as the "last mile" issue. Telecommunications providers have built fiber optic or other networks on which voice, data and multimedia traffic can effectively be transmitted from one place to another. These networks are concentrated in areas where the number of connection points justifies the expense of installing the network. The distance between the network and the connection point in the customer's residence or place of business is referred to as the last mile and there are many different technologies available to make that last mile connection. Fiber optic cable for the last mile is in many instances the desired solution as it allows for dedicated access at high speeds but it is also the most expensive and time intensive. There are also many instances in which the customer's residence or place of business is not accessible to fiber due primarily to nature of the terrain, and/or prohibition by municipalities or private landowners against installation of fibers.

         The following graphic illustrates our wireless broadband access network. As shown in the graphic below, we currently have developed three broadband access products: CityLink SDH & CompactLink, which has a capacity of 2-155Mb/s and point-to-point transmission, CityLink Sonet, which has a capacity of 155Mb/s and point-to-point transmission and Nera NetLink, which has a capacity of 2 Mb/s and point-to-multipoint transmission.

                               [GRAPHIC OMITTED]

         Our broadband access products are being manufactured in our facilities in Dallas, Texas in the United States.

         Future prospects

         We are developing new point to multipoint microwave transmission and LMDS. These products are generally more cost efficient than fiber optic cable but do not provide dedicated access as user share the spectrum on which their transmission is being made. In addition, we are working with Eutelsat on a pilot project and expect to deliver a hub and terminal system for delivery of broadband access to customers via satellite during the second quarter of 2001.

         NERA FINANS AS

         Nera Finans as was set up in March 1995 in order to handle our operational finance activities. Nera Finans has four employees, of whom two are employed at our branch in Dublin. In addition, two employees are seconded to us from Allied Irish Bank, plc. to perform back office services. The Dublin branch, which is our treasury center, handles daily operational financial activities such as funding, foreign exchange transactions and guarantee issuances. The centralization of the operational finance activities has provided lower transaction costs, a reduced volume of borrowing and a managed risk profile.

         Nera Finans is also responsible for our sales support financing program, which involves arranging credits through the financial markets at home and abroad, as well as direct participation in the form of leasing, loans, and, in some cases, equity capital. At December 31, 2000, Nera Finans had a total of approximately NOK 212 million ($24.2 million) in loans outstanding in connection with the financing of various projects. In addition, at December

31, 2000 there were guarantees provided to other credit institutions totaling approximately NOK 21 million ($2.4 million).

         In October 1997, Nera Finans AS provided financing of USD 5.5 million to CNH Communications de Venezuela, or CNH, in connection with an order for radio link equipment for the purchase of such equipment. The financing was later increased by a total of USD 1.325 million including a convertible loan, which gave us a right to convert the loan into 10% of the shares in CNH (322,000 shares at USD 2.72 per share). In order to complete the project, in December 1999, Nera Finans AS assumed control of CNH. In February 2000, Nera Finans AS sold all its shares in CNH to New Global Telecom Inc., a US company. A new loan agreement was entered into backed by a guaranty to us from New Global Telecom for the full USD 10 million then owed by CNH de Venezuela. The guaranty will diminish as the debt is paid down. The outstanding balance on the loan is currently USD 7.4 million. In addition to the guaranty, we have collateral in CNH Bermuda, which owns CNH. New Global Telecom filed for Chapter 11 reorganization in May 2001 and we are pursuing our options. New Global is trying to sell either CNH or its networks.

         Nera Finans AS, together with various other creditors, has extended a loan to Telex Chile S.A. totalling USD 34 million in connection with the sale of equipment. Nera's portion of the loan is USD 9 million. The loan provides for semi-annual interest payments with the principal due in June 2002. To date, all of the interest payments have been serviced on the loan. A subsidiary of Telex Chile S.A., Chilesat S.A. defaulted in April on a loan of USD 72 million from other investors (Nera is not a creditor to this loan). As collateral for its loan to Telex Chile S.A., Nera has first assignment of the sale of shares or assets in Texcom S.A., another subsidiary of Telex Chile S.A., as well as 51% of the shares in Columsat S.A., yet another subsidiary of Telex Chile S.A. Although there has been no default on the loan from Nera, management is monitoring the development of Chilesat S.A. and Telex Chile S.A.

         SUPPLIERS

         As described in our "Transmission networks," "Satellite communications" and "Broadband access" business segments, we obtain components and subsystems for our products and projects from suppliers worldwide, and we seek to use commercially available components and subsystems wherever practicable. We attempt to increase the number of common components across all our product lines to permit more efficient use of capital and more flexibility in logistics control. Logistics and process control techniques have assumed greater importance in our manufacturing activities as the relative value of our products represented by materials has increased while that of labor has decreased. We therefore seek to establish close cooperation with a limited number of approved suppliers.

         Certain components and subsystems for our products can be obtained from only a limited number of sources. A significant interruption in the delivery of such items in a satisfactory manner could adversely affect our ability to make timely deliveries of particular products.

         The most important components of our products are application-specific integrated circuits known as ASICs, which are designed by us for manufacture by third parties. Only a small number of suppliers in the United States, Japan and Europe manufacture ASICs suitable for our needs. While this market is currently competitive, it is possible that one supplier may come to dominate the market for ASICs. Any change in supplier may result in production delays as a new supplier's products are adapted to our requirements. We take measures to reduce our reliance on any one supplier by maintaining substantial inventories of the ASICs we require, by obtaining these components from more than one approved supplier, to the extent practicable, and by maintaining relatively long-term contracts with our principal suppliers.

         CUSTOMERS

         From 1998 through 2000, our principal customers have included the Norwegian Defense Communications Agency (Norway), Ericsson (Poland, Lebanon, Mexico, Morocco and Brazil), Telefonos de Mexico (Mexico), IUSACELL (Mexico), Promon Electronica Ltda. (Brazil), Telenor (Norway), British Telecom PLC, Telcel (Venezuela), Lucent Technologies (Peru, India, Czech Republic and Saudi Arabia), Microcell Links (United Kingdom), National Logistics Cell (Pakistan), Telecom Italia (Italy), Hong Kong Telecom (Hong Kong), Total

Access Communications (Thailand) and Singapore Telecommunications Ltd. (Singapore). No single customer accounted for 10% or more of our sales in any of 1998, 1999 or 2000.

         PRODUCT WARRANTY AND SERVICE

         Although the terms of specific warranties vary, we typically warrant the performance of our goods for a period of one year following acceptance of such goods and/or two years following the shipment of such goods. We generally agree to perform all warranty work at our own expense, including parts, labor and miscellaneous cost, such as travel to the site of repairs, shipment of goods to us and insurance. When carrying out our contracts, we typically post a warranty bond, usually in the amount of 10% of the total value of a contract, at the time of provisional acceptance of goods by the customer. Once the customer has utilized the goods for one year, the customer takes final acceptance and the warranty bond is canceled. We generally guarantee that we will stock spare parts for the goods sold for periods ranging from five years through fifteen years, depending upon the specific terms of the particular contract. At the end of 2000, our reserve for warranty claims amounted to approximately NOK 41.5 million ($4.7 million).

         In addition, we issue bid and performance bonds in connection with many of our contracts, which may be called by customers in certain circumstances, such as where there is a major default in our performance of a contract. As of December 31, 2000, we had approximately NOK 168 million ($19 million) of bid and performance bonds outstanding. We have experienced no material losses to date in relation to any calling of performance bonds.

         BACKLOG

         The following table indicates the amount of unfilled customer orders for our products on December 31 of each of the years presented:

                                                1996         1997        1998         1999        2000
                                                ----         ----        ----         ----        ----
                                                                  (NOK IN MILLIONS)
         Backlog............................   1,536         1,375        1,336        998        1,158

         These amounts reflect only those orders believed to be firm, based on executed contracts and that portion of long-term contracts which had been released for production but which were incomplete as of the applicable date. Amounts contained in backlog for any contract or order may not represent the total amount of such contractor order. Anticipated, but not yet firm, orders are not included within backlog but are taken into account in determining our available production capacity.

         During the first six months of 1998, the order backlog was reviewed and individual orders were removed or reduced with a total reduction of NOK 300 million. The sales of Nera transmission management network and power network communications also contributed to the reduction of backlog. The foregoing backlog figures through 1998, include an estimated amount of airtime billing sales for airtime billing services rendered, but not yet billed, as of the relevant date. Approximately NOK 113 million of estimated airtime billing sales are included in the backlog figure for December 31, 1998 and approximately NOK 192 million and NOK 169 million are included in the figures for December 31, 1997 and December 31, 1996, respectively. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of Nera Communications in Singapore and of the airtime billing business in the UK. As a consequence of these sales, the order backlogs of these entities were no longer included in our order backlog. The value of this order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turnkey contracts registered as order backlog. The amount of our backlog as of any date does not otherwise reflect expected sales for any period. Our backlog increased during 2000 due to improved market conditions primarily for our transmission network products and to a lesser extent for satellite communications products.

         We believe that approximately 90% of our backlog as of December 31, 2000 will be shipped during 2001.

         SALES, MARKETING AND DISTRIBUTION

         We have invested significant resources in order to expand our international market presence through the establishment of our own distribution network in regions where we have previously sold products through local agents. We have wholly or partially owned subsidiaries in Norway, the United Kingdom, Germany, Singapore, Hong Kong, Brazil, Colombia, Mexico, Venezuela, India, and the United States, and market our products in over 70 countries. We have sales offices, or representatives, in: Moscow, Russia; Warsaw, Poland; Jakarta, Indonesia; Islamabad and Lahore, Pakistan; Johannesburg, South Africa; Beijing, China; Hanoi, Vietnam; Madrid, Spain; Amman, Jordan; Manila, the Philippines; Bangkok, Thailand; Kuala Lumpur, Malaysia; Dubai; United Arab Emirates, Lucca, Italy and Buenos Aires, Argentina. In 1999 and 2000, we focused our marketing efforts on strengthening our subsidiaries in Latin America and our sales offices in Asia by increasing the number of sales engineers as well as setting up a new sales office in Lucca, Italy.

         The figures below show the geographical distribution of our orders received and sales in 2000.

                                     ORDERS RECEIVED FROM GEOGRAPHICAL       SALES BY GEOGRAPHICAL
                                         DESTINATION IN 2000                   DESTINATION IN 2000
                                -------------------------------------   --------------------------------
                                                 (NOK IN MILLIONS, EXCEPT PERCENTAGES)

Asia......................            438                 15.1%                 463            18.2%
Americas..................            802                 27.6%                 668            26.2%
Rest of Europe............            703                 24.2%                 711            27.7%
Norway....................            193                  6.6%                 168             6.6%
United Kingdom............            276                  9.5%                 310            12.2%
Oceania...................            198                  6.8%                  50             2.0%
Africa....................            292                 10.1%                 180             7.1%
   Total..................          2,902                  100%               2,550             100%
                                    ------               ------               ------         ------

         Transmission networks

         We distribute our transmission equipment and systems through direct marketing from Norway and through our regional sales offices and subsidiaries, as well as through selected agents. In recent years we have has set up a number of sales and representative offices in various countries in order to strengthen our local presence. Sales of equipment for radio link systems and turnkey networks may also be made through other telecommunications network suppliers such as Lucent Technologies, Nokia and Ericsson. Our sales force consists of approximately 75 engineers and other employees involved in the sales process based in Norway and in various regional offices. Our sales representatives work with customers and our engineering and manufacturing personnel to configure systems to meet specific customer requirements.

         We market our microwave radio transmission equipment and systems throughout the world, principally in Southeast Asia, Norway, the United Kingdom, several countries in Western Europe, selected markets in eastern Europe (principally the Czech Republic, Poland, the former Yugoslavia and Russia), China, Latin America, the Indian subcontinent and sub-Saharan Africa.

         We expect that our CityLink products, which also are available for the SONET standard used in the United States, will present new opportunities for us in the U.S. and Canadian markets.

         Satellite communications

         We distribute our satellite terminals primarily through our subsidiaries in the United Kingdom, Germany and Southeast Asia and independent distributors in Southeast Asia, the United States, Europe and other regions. Management estimates that this network of subsidiaries and independent distributors, which serves approximately 70 countries, accounts for approximately 90% of our sales of satellite terminals.

         Because the market for land earth stations consists primarily of a small number of large projects requiring extensive technical support, we coordinate our sales and marketing activities for land earth station systems and equipment from our offices in Norway and through our associated companies in Southeast Asia.

         Broadband access

         We will distribute our broadband access terrestrial products primarily though our network of subsidiaries and agents. For our broadband access satellite products, we intend to engage one new distributor per month through 2001, based primarily in Scandinavia and Europe.

         INTELLECTUAL PROPERTY

         Given the rapid pace of product development and the short product life cycles in our principal businesses, we formerly did not attempt to secure patent protection for our products and processes. We seek patent protection for some of our products and processes. We have applied for and have been granted patent protection for several product and process developments within our transmission network and satellite communications business areas.

         We have also applied for trademark protection for our logo in 70 countries, and have obtained such protection in all 70 countries.

         COMPETITION

         Our products face substantial competition from other telecommunications product lines and alternative telecommunications transmission media. Many of our competitors have significantly greater financial, marketing and operating resources than us, as well as broader product lines.

         Our principal competitors in transmission equipment, systems and services are large telecommunications equipment suppliers that have a strong presence in the markets for transmission and switching equipment and that can supply all elements of telecommunications networks. Most of these suppliers have greater resources than us. Our major competitors in the market for transmission systems include: Alcatel Alsthom (France), NEC Corporation (Japan), Fujitsu Ltd. (Japan), Northern Telecom Limited (Canada), Bosch Telecom (Germany) and Siemens AG (Germany) Digital Microwave Corp. (United States) and Harris (United States). In the market for antenna systems, our principal competitor is Andrews (United States). In addition, we face competition from a number of niche players in certain markets, especially in the market for low-capacity microwave radio equipment. Competition between firms is based primarily on price and on a number of other factors, depending on the nature of the customer. For contracts with PTTs, competition is also generally based on technical merit, while ability to make rapid delivery typically is more important for contracts with newly established telecommunications providers. Competition to supply telecommunications systems in developing countries and to new operators in any given market is often based on the ability to arrange development aid financing.

         We believe that the market for radio link systems (radio equipment with accompanying third-party equipment and services) amounts to around USD 4,000 million. Worldwide, three suppliers are each believed to have approximately 10% of the market (Ericsson, Alcatel and Siemens), while five to eight suppliers, including us, are believed to have market shares of approximately 5 to 8%. The other players in the transmission market are each believed to have market shares of approximately 2%.

         The market for mobile satellite terminals and land earth stations is characterized by strong competition and by an increasing number of new suppliers. Our main competitors are: Japan Radio Corporation Ltd. (Japan), NEC Corporation (Japan), MTI Technology Corp. (United States), Atlas (Germany), Scientific Atlanta Inc. (United States), Thrane & Thrane (Denmark), SED Systems Inc. (Canada), Comsat Corporation (United States), Toshiba (Japan), Hughes Network Systems, Inc. (United States), Mobile Satellite Products Corp. (United States), Trimble Navigation (United States) and Magellan (United States). Competition in the markets for both mobile satellite terminals and land earth station systems is based primarily on technical merit and price. Other competitive factors include size, weight and ease of use for satellite terminals. Today the traditional market for INMARSAT products is mature. In the future, INMARSAT will probably face increased competition from new satellite systems if and when financing solutions for these systems have been found. Growth prospects for the traditional products and services for the INMARSAT market are therefore still good. The traditional products will still be an important platform and reference point for future growth within new systems. We believe that our broad experience in supplying a variety of land earth stations and the operational reliability of our stations, together with our multiprocessor technology, make us a competitive supplier of land earth station equipment and complete land earth stations. While we believe there will be opportunities to supply equipment for new satellite communications systems as they become operational, we can not assure you that we will be able to compete effectively in these markets.

         The market for broadband access products to bridge the last mile is very competitive. Our main competitors in the point to point transmission area are ECI (Israel), RadWin (Israel), AirSpan (Israel) and Alcatel (France) and in the LMDS area are Harris (United States), BreezeCom (United States), Alcatel (France), Spike (Israel), Floware (United States), Netro (United States) and Adaptive Broadband (United States).

         Future prospects

         In the years ahead, an important part of our satellite business will be to deliver terminals and upgradings of gateways within the INMARSAT market. Included in this is INMARSAT's focus on the new high-speed data terminal M4 and later versions of the current INMARSAT products, niche markets in which it today has a strong position.

         Developments in the transmission market are currently being driven by the expansion of mobile services, the Internet and the growing demand for data transfer services. Although the traditional PDH market is still growing, demand for faster and larger transmission capacity will also lead to increased demand for radio link products and within two to three years SDH technology is also expected to gain ground in lower-capacity uses.

         The constantly growing traffic is also expected to lead to a sharp rise in high-capacity SDH systems of the CityLink type and LMDS products. An increased volume in terms of numbers of units is expected to compensate for price reductions for these products.

         Recent developments in the global economy have shown deteriorating economic indicators. We are hopeful that actions from the US Federal Reserve, the European Central Bank and other government entities will facilitate a soft landing. Negative growth rates in any of the various national economies that we operate in, would affect us along with other wireless infrastructure providers. Thus far, however, many of the signs are encouraging for us. We expect that strong growth will continue in our point-to-point microwave business and that the introduction of new point-to-multipoint will add to that growth going forward.

         REGULATION

         International standards

         The telecommunications industry is to a large extent regulated by internationally agreed standards. The common standards are set for the purpose of linking networks and services and ensuring the interoperability of equipment on an international basis. In addition, the use of frequency spectrum for wireless communication is also regulated by international agreement. In designing and developing our products, we comply with all material regulations and standards relevant in the markets in which we operate. The main standard setting bodies are international organizations such as the ITU and ETSI. Certain organizations such as INMARSAT can also operate as de facto standard setting bodies. The standards set for the telecommunications industry by such bodies are made in conjunction with feedback received from telecommunications operators and, to a lesser extent, from producers of telecommunications products, such as us.

         Environmental matters

         Our manufacturing operation is subject to various laws governing the protection of the environment. These laws and regulations are subject to change, and such change may require us to improve technology or incur expenditures to comply with such laws and regulations. We believe that we comply in all material respects with applicable environmental laws and regulations and do not expect that any costs incurred in connection with complying with such laws and regulations will have a material effect on our results of operations, financial position or liquidity.

         Our manufacturing facility is located in Norway, which has comprehensive and stringent environmental regulatory frameworks. We use certain materials and processes that may be hazardous to the environment. Pursuant to Norwegian environmental regulations, we are required to carry out regular tests for water pollutants in respect of the Bergen facility and to file an annual pollution report with the Statens Forurensningstilsyn, the Norwegian environmental agency, detailing the level of pollution produced by us. We believe that we are in material compliance with acceptable pollution limits.

         Export licenses

         Our operations in Norway are subject to Norwegian export license requirements. Export licenses are required only for our high-capacity microwave radio transmission equipment. The Norwegian export control authorities grant export licenses for products after scrutinizing military end-users, end user countries where there is a war or warlike conditions or countries known for their violations of human rights or support of international terrorism. The Norwegian export license requirements have not materially restricted our ability to make export sales.

         Because we are given access on an open license basis to certain high-technology products having their origins in the United States, we are subject to compliance with the U.S. Export Administration Regulations. Since 1986 we have maintained an internal export control program under which we have achieved compliance with such regulations. These regulations have not materially restricted our ability to make export sales.

C.       ORGANIZATIONAL STRUCTURE

         The following is a list of our significant subsidiaries, including the country of formation and our direct and indirect proportion of ownership interest in each subsidiary:

DIRECT SUBSIDIARIES                                           COUNTRY OF FORMATION                % OF OWNERSHIP
Nera America Latina Ltda                                      Brazil                                   100
Nera Americas Holding Inc.                                    USA                                      100
Nera de Mexico SA De CV                                       Mexico                                   100
Nera Electronics AS                                           Norway                                   100
Nera Finans AS                                                Norway                                   100
Nera GmbH                                                     Germany                                  100
Nera (HK) Ltd.                                                Hong Kong                                100
Nera (India) Ltd.                                             India                                    100
Nera Ltd.                                                     United Kingdom                           100
Nera Networks AS                                              Norway                                   100
Nera Satcom AS                                                Norway                                   100
Nera Wireless Broadband Access AS                             Norway                                   100

INDIRECT SUBSIDIARIES                                         COUNTRY OF FORMATION                % OF OWNERSHIP
Beijing Nera Stentofon Comm. Co. Ltd.                         China                                   36.0
Nera Americas Inc.                                            USA                                      100
Nera America Latina Inc.                                      Colombia                                 100
Nera Mechatronics AS                                          Norway                                   100
Nera Networks Inc.                                            USA                                      100
Nera Telecomm Ltd.                                            Singapore                              47.39(1)
Nera Telecommunications Inc.                                  USA                                      100
United Marine Electronics Ltd.                                Jersey                                   100

--------------------------
(1)      Nera ASA holds 39.20% and Nera Networks AS holds 8.19%.

         D.       PROPERTY, PLANTS AND EQUIPMENT

         As of December 31, 2000 we had production facilities in Bergen, Norway. This facility is leased by us and encompasses approximately 20,000 square meters of workshops for electronic, electrical and mechanical engineering and manufacturing. The following table gives the location and general character of the principal plants and properties that were owned or leased by us and our subsidiaries as of December 31, 2000:

      LOCATION                     PRINCIPAL ACTIVITIES                           TITLE                 AREA
      --------                     --------------------                           -----                 ----
   Bergen, Norway           Headquarters; production of microwave          Leasehold expires 2011     20,000m(2)
                            transmission equipment and systems             with option to extend
                                                                           to 2026

   Bergen, Norway           Office space; production of satellite          Leasehold expires 2003      4,000m(2)
                            terminals, land earth station
                            equipment and power systems
                            telecommunications equipment

   Asker, Norway            Office space                                   Leasehold expires 2008      3,000m(2)

   Luton, England           Office space, production of microwave          Leasehold expires 2008      2,800m(2)
                            transmission equipment

   Sao Paulo, Brazil        Office space, production of microwave          Rented                      1,000m(2)
                            transmission equipment

         In 2000, we paid an aggregate of NOK 43.4 million ($4.9 million) in periodic rental payments on our principal plants and properties. We believe our facilities are sufficient for our business activities.

         ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A.       OPERATING RESULTS

         In 1998, we commenced an internal restructuring in order to expand our international presence. The table below sets forth the restructuring gain and loss to us as a result of our restructuring. The various line items refer to business segments that were either sold or discontinued as part of the restructuring.

                                                                                      1999                   1998
                                                                             (IN NOK 000S)          (IN NOK 000S)
-----------------------------------------------------------------------------------------------------------------
Gain on sale of Nera Telecommunication Ltd., Singapore (1).........               105,850
Gain on sale of Nera Airtime Billing, Nera Ltd., UK (2)............                35,819
Gain on sale of Nera Mobildata AS (3)..............................                 4,017
Restructuring costs, Nera Ltd. (4)(7)..............................               (37,413)               (71,000)
Restructuring of the Satellite business area (5)(7)................                 4,534                (48,000)
Other restructuring costs (6)(7)...................................                                      (52,750)
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                             112,807               (171,750)
=================================================================================================================

-----------------

(1) On June 23, 1999 Nera Telecommunication Ltd., or NTL, launched an initial public offering for its Singapore dollar listing on the main board of the Stock Exchange of Singapore Limited. After the IPO, we continue to hold 47.3% of the shares in NTL. The sale has proceeds of NOK 150 million (USD 17 million) to us and profits of NOK 105.8 million (USD 12 million).

(2) In December 1999, we sold our airtime billing business for approximately NOK 107 million (USD 12 million) and a 20% interest in the share capital and booked a gain of NOK 35.8 million
         (USD 4 million).

(3) In 1999, we sold our small non-core subsidiary Nera Mobildata AS for NOK 9 million (USD 1 million) and booked a gain of NOK 4 million (USD
         0.45 million).

(4) In 1998 management decided to streamline production further, to cultivate specialization and to reduce total capacity, in order to be better aligned with current demand. Management resolved to scale down the Luton operation from approximately 170 people to approximately 100 people. The main elements of the restructuring charges where: provisions for redundancies, inventories and bad debts, totalling NOK 71,000,000.

         In 1999, management initiated a further scale down of the Luton operation, from approximately 100 people to approximately 50 people. The main elements of these restructuring charges were: provisions for redundancies, write down of fixed assets and write down of certain stock, totalling NOK 37,413,000.

(5) In 1998, management resolved to change the focus for the land earth stations segment of the transmission networks business unit, from development and sale of new stations, to maintain, upgrade and service the existing stations within the INMARSAT system to recognized restructuring costs for this business unit. The main components of this restructuring were: write down of inventories, phase out the small `Business Communication', and certain smaller restructuring costs, totalling NOK 48,000,000.

         In 1999, management recognized that some of the 1998 general restructuring charges had been higher than proved necessary and wrote back NOK 4,534,000.

(6) Other restructuring costs includes a revision of profits for certain large projects, the discontinuance of a small business unit in Pakistan, various smaller provisions and provision for various small projects.

(7) For more details with respect to the write-downs and restructuring provisions, please see note 29 to our financial statements included in
         Item 18 of this report.

         We have grown significantly in recent years, in response to market trends that have increased worldwide demand for telecommunications equipment and infrastructure. This growth has imposed a significant strain on our resources, particularly our financial resources, as we have made substantial efforts and expenditures to increase sales to meet demand. Among other things, we have invested significant resources in research and development in order to maintain our technological expertise and renew our product lines. Our research and development expenditures, not including grants from suppliers and governments amounted to NOK 286.7 million, NOK 237.8 million and NOK 200.4 million in 2000, 1999 and 1998. We expect that we will be required to maintain similarly substantial amounts in research and development activities in order to maintain the competitiveness of our products. From 1997 to 2000 we also expended funds to expand our international presence and sold non-core assets. A full overview of these issues is provided in " -- Liquidity and Capital Resources," below.

         The table below shows a number of income statement items as a percentage of sales for the periods indicated:

                                                                   Year ended December 31,
                                                               1998          1999           2000
                                                             ------------------------------------
                                                               NOK           NOK            NOK
         OPERATING EXPENSES AS A PERCENTAGE OF SALES:
         Cost of materials ..........................        -45.6%         -38.6%         -37.9%
         Changes in inventory of work in progress
              and finished goods ....................         -0.1%          -0.7%          -1.5%
         Payroll expense ............................        -24.6%         -23.8%         -25.5%
         Depreciation ...............................         -2.3%          -2.1%          -2.6%
         Other operating expense ....................        -31.4%         -28.4%         -28.4%
         Operating income (loss) before restructuring
              gain and loss .........................         -4.1%          -6.4%          -4.1%
         Restructuring gain and loss ................         -5.7%           4.1%           0.0%
         Operating income (loss) ....................         -9.7%          10.5%           4.1%
         Net financial items ........................         -3.1%           0.3%           3.5%
         Income (loss) before taxes .................        -12.8%          10.7%           7.6%
         Income (loss) tax expense ..................          2.1%          -3.2%          -2.3%
         Net income (loss) ..........................        -10.7%           7.5%           5.3%

         The table below shows sales by product line for the periods indicated:

                                             Year ended December 31,
                                         -------------------------------
                                          1998         1999         2000
                                         -------------------------------
                                               (NOK in thousands)
         SALES BY BUSINESS AREA:
         Transmission networks ..        1,547        1,504        1,803
         Satellite communications          946          649          709
         Broadband access .......           --           --           16
         Production .............          227          179           --
         Dedicated communications          315          186           --
         Other operations(1) ....           --           --           22
         Reconciling items ......           --            4           --
                                         -------- ------------- --------
                  Total .........        3,035        2,766        2,550
                                         ======== ============= ========

         ----------------
         (1) In 2000, our "Production" and "Dedicated communications" categories were eliminated as operating business segments. For 2000, we have included the sales for such categories in "Other operations."

         The following table sets forth our sales by geographic destination for the periods indicated:

                                            Year ended December 31,
                                        -------------------------------
                                         1998         1999         2000
                                        -------------------------------
                                              (NOK in thousands)
         SALES BY GEOGRAPHIC DESTINATION:
         Norway ................          378          283          168
         United Kingdom ........          313          350          310
         Rest of Europe ........          551          662          711
         Asia ..................          864          681          463
         North and South America          753          651          668
         Africa ................          139           97          180
         Other (1) .............           37           42           49
                                        -------- ------------- --------
                  Total ........        3,035        2,766        2,550
                                        ======== ============= ========

         ----------------
         (1) The category "Other" primarily includes New Zealand, Australia and other countries in Oceania.

         YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 1999

         Orders and Backlog. The total value of orders received was NOK 2,902 million in 2000, compared with NOK 2,888 million in 1999, an increase of 5%. Orders for transmission networks products was NOK 2,216 in 2000 compared with 1,410 in 1999, an increase of 57%. Orders for satellite communications products decreased from NOK 785 in 1999 to NOK 576 in 2000, a decrease of 27%.

         Backlog was NOK 1,158 million at the end of 2000, compared with NOK 998 million at the end of 1999, a increase of 17%. The increase in order backlog in 2000 was primarily the result of an increase in market activity and orders in the transmission networks business segment.

         Sales. Our sales decreased to NOK 2,550 million in 2000 from NOK 2,766 million in 1999, a decrease of NOK 216 million. The decrease in sales in 2000 compared with 1999 is primarily a result of the phase-out of the dedicated communications business area in 2000.

         Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 15% of our sales in 2000 were derived from contracts to be performed over a period of nine months or longer. A significant number of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers. Our sales and margins are accordingly subject to fluctuations depending upon the proportion of our contracts which are large turnkey projects.


         For certain significant long-term contracts, we obtain advance payments from customers in order to finance the necessary investments to fulfill these contracts. In an attempt to present operating margins and financial expenses as if the investments had been financed through third parties, we calculate an imputed interest amount when recognizing sales under these long-term contracts, resulting in sales and financial expense being increased by the same imputed interest amount. The amount of such interest cost was NOK 4.1 million in 2000 as compared to NOK 5.5 million in 1999 and NOK 3.6 million in 1998.

         Sales within transmission networks increased 19.9% in 2000 primarily as a result of an increase in market activity and orders in the transmission networks business segment.

         Sales within satellite communications increased 9.2% in 2000. Approximately 9,787 WorldPhones were sold during 2000. In 2000, sales of land earth stations increased by approximately NOK 80 million, due to the delivery of a number of upgrades and enhancements to the majority of the land earth stations previously supplied by us.

         A comparison of geographic sales is set forth in the chart below:

         GEOGRAPHICAL
         DESTINATION                2000                           1999
         --------------     ------------------------    --------------------------
                               (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)

         Norway .......       168            6.6%            283           10.2%
         United Kingdom       310           12.2%            350           12.7%
         Rest of Europe       711           27.8%            662           23.9%
         America ......       668           26.2%            651           23.5%
         Africa .......       180            7.1%             97            3.5%
         Asia .........       463           18.2%            681           24.6%
         Oceania ......        49            1.9%             42            1.5%
                            -------       ---------     ----------       ---------
         Total ........     2,550            100%          2,766            100%

         No single customer accounted for more than 10% of our sales in 2000 or 1999.

         Cost of materials. Cost of materials were NOK 966.6 million in 2000 as compared to NOK 1,067.9 million in 1999, a decrease of 9.5%. As a percentage of sales, cost of materials were 37.9% in 2000 and 38.6% in 1999. The decrease in cost of materials is a general reflection of lower sales revenues.

         Payroll expense. Payroll expense was NOK 649.6 million in 2000 as compared to NOK 657.3 million in 1999, a decrease of 1.1%. As a percentage of sales, payroll expense was 25.5% in 2000 and 23.8% in 1999. The reduction in payroll expense is primarily a reflection of the lower amount of average employees in 2000 than in 1999 (1,290 persons in 2000 and 1,622 persons in 1999).

         Depreciation. Depreciation was NOK 66.9 million in 2000 as compared to NOK 58.7 million in 1999, an increase of 14%. As a percentage of sales, depreciation was 2.6% in 2000 and 2.1% in 1999. We regard these variations as immaterial, as depreciation will fluctuate slightly when compared to turnover on a yearly basis.

         Other operating expense: Other operating expense was NOK 724 million in 2000 as compared to NOK 786.0 million in 1999, a decrease of 8.6%. As a percentage of sales, other operating expense was 28.4% in 2000 and 28.4% in 1999.

         Operating Income. We had operating income of NOK 104.5 million in 2000 as compared to NOK 176.4 million in 1999. Operating income as a percentage of sales was 4.1% in 2000 and 6.4% in 1999.

         Income tax expense. Income taxes were NOK 56.9 million in 2000 as compared to NOK 89.3 million in 1999, a decrease of 36.3%. Income taxes decreased in 2000 primarily due to lower taxable results. Our effective tax rate was 29.5% in 2000, 30.06% in 1999 and 16.26% in 1998.

         Net income. We had net income of NOK 136.3 million in 2000 as compared to NOK 207.5 million in 1999, a decrease of 34.3%, as a result of the factors discussed above. Net income as a percentage of sales was 5.3% in 2000 and 7.5% in 1999.

         Norwegian and U.S. GAAP reconciliation. Approximate net income on a U.S. GAAP basis was NOK 108.6 million for 2000 and NOK 188.8 million for 1999, compared with net income under Norwegian GAAP of NOK 136.3 million for 2000 and NOK 207.5 million for 1999. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for goodwill and taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 18 below.

         YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

         Orders and Backlog. The total value of orders received in 1999 was NOK 2,888 million, compared with NOK 3,100 million in 1998, a decrease of 7%. This lower level of orders was due to a 25% decrease in orders for our dedicated communications products in 1999 compared with 1998, primarily due to the sale of 52.7% of our shares in Nera Telecommunication Ltd. in July 1999. Orders for transmission networks products remained relatively unchanged and the 1999 figure reflects the large ETB contract in Columbia entered into in 1998. Satellite communications products experienced a modest increase of 1% from 1998 to 1999.

         Backlog was NOK 998 million at the end of 1999, compared with NOK 1,336 million at the end of 1998, a decrease of NOK 338 million. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of Nera Communication in Singapore and of the airtime billing business in the UK. As a consequence of these sales the order backlogs of these entities were no longer included in our order backlog. The value of these order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turnkey contracts registered as order backlog.

         Sales. Our sales decreased from NOK 3,035 million in 1998 to NOK 2,766 million in 1999, a decrease of NOK 269 million. The decrease in sales in 1999 compared with 1998 is primarily a result of the sale in June 1999 of a majority of Nera Telecommunications which had sales of approximately NOK 250 million in the last six months of 1999.

         Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 20% of our sales in 1999 were derived from contracts to be performed over a period of nine months or longer. A significant number of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers. Our sales and margins are accordingly subject to fluctuations depending upon the proportion of our contracts which are large turnkey projects.

         For certain significant long-term contracts, we obtain advance payments from customers in order to finance the necessary investments to fulfill these contracts. In an attempt to present operating margins and financial expenses as if the investments had been financed through third parties, we calculate an imputed interest amount when recognizing sales under these long-term contracts, resulting in sales and financial expense being increased by the same imputed interest amount. The amount of such interest cost was NOK 5.5 million in 1999 as compared to NOK 3.6 million in 1998 and NOK 1.7 million in 1997.

         Sales within transmission networks decreased 3% in 1999 as a result of lower levels of turnkey projects.

         Sales within satellite communications declined 5% in 1999, due in part to lower than expected sales of Nera WorldPhones. Approximately 11,280 WorldPhones were sold during 1999. In 1999, sales of Land Earth

Station increased by approximately NOK30 million, due to the delivery of a number of upgrades and enhancements to the majority of the land earth stations previously supplied by us. Airtime billing sales were lower in 1999 producing NOK 204 million to revenue in 1999 as compared to NOK 229 million in 1998 and NOK 234 million in 1997. Effective December 31, 1999, the airtime billing business was sold in exchange for a 20% ownership in the share capital of Whizace Holding, AS, the purchaser. As a result, from 2000 on, 20% of the results of operations of this entity will be reflected in earnings from associated companies in our financial statements.

         A comparison of geographic sales is set forth in the chart below:

         GEOGRAPHICAL DESTINATION                              1999                                1998
         ------------------------                    ---------------------               ---------------------
                                                             (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
         Norway..........................              283            10.2%                378            12.5%
         United Kingdom..................              350            12.7%                313            10.3%
         Rest of Europe..................              662            23.9%                551            18.1%
         America.........................              651            23.5%                753            24.8%
         Africa..........................               97             3.5%                139             4.6%
         Asia............................              681            24.6%                864            28.5%
         Oceania.........................               42             1.5%                 37             1.2%
         Total...........................            2,766             100%              3,035             100%

         No single customer accounted for more than 10% of our sales in 1999 or 1998.

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

         Depreciation. Depreciation was NOK 58.7 million in 1999 and NOK 71.2 in 1998, a decrease of 17.6%. As a percentage of sales, depreciation was 2.1% in 1999 and 2.3% in 1998. We regard these variations as immaterial, as depreciation will fluctuate slightly when compared to turnover on a yearly basis.

         Other operating expense: Other operating expense was NOK 786.0 million in 1999 and NOK 952.0 million in 1998, a decrease of 17.4%. As a percentage of sales, other operating expense was 28.4% in 1999 and 31.4% in 1998. The main reason for this reduction is the lower average amount of employees in 1999 than in 1998.

         Operating Income. We had an operating income of NOK 176.4 million in 1999 and an operating loss of NOK 123.3 million in 1998. Operating income as a percentage of sales was 6.4% in 1999 and operating loss as a percentage of sales was 4.1% in 1998. We recognized operating income in 1999 primarily as a result of the sale of the majority of our interest in Nera Telecommunications and Nera Ltd. (UK).

         Income tax expense. Income taxes were NOK 89.3 million in 1999 and NOK
63.3 million in 1998, a increase of 41%. Income taxes decreased in 1999 primarily due to higher taxable results and increased deferred tax, primarily in Norway. Our effective tax rate was 30.06% in 1999 compared to 16.26% in 1998 and 20.4% in 1997.

         Net income. We had net income of NOK 207.5 million in 1999 as compared to a loss of NOK 326.1 million in 1998, as a result of the factors discussed above. Net income as a percentage of sales was 7.5% in 1999 as compared to a net loss as a percentage of sales of 10.7% in 1998 and 2.6% in 1997.

         Norwegian and U.S. GAAP reconciliation. Approximate net income on a U.S. GAAP basis was NOK 188.8 million for 1999 and a net loss of NOK 283.6 million for 1998, compared with net income of NOK 207.5 million and a net loss of NOK 326.0 million under Norwegian GAAP for those years. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for contracts that do not hedge firm commitments, marketable securities and deferred taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 18 below.

         CURRENCY FLUCTUATIONS

         Our sales and operating income are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rate of certain foreign currencies (principally, the U.S. dollar, the pound sterling and the Singapore dollar) against the Norwegian krone may affect our sales and operating income. The table below sets forth the currency fluctuations of the NOK against the U.S. dollar, the pound sterling and the Singapore dollar for the years 1996 to the present.

                                 NOK DEPRECIATION AGAINST     NOK DEPRECIATION AGAINST     NOK DEPRECIATION AGAINST
CURRENCY FLUCTUATIONS                   THE USD (%)                  THE GBP (%)                  THE SGD (%)
---------------------            ------------------------     ------------------------     ------------------------
1996-1998                                   9.2                          5.9                          3.0
1998-1999                                   5.0                          3.0                          5.0
1999-2000                                   5.0                          3.0                          7.0
2000-2001                                   8.0                          2.0                          5.0

         A majority of our sales in non-Norwegian currencies are made pursuant to long-term contracts with customers and it is our policy to hedge foreign currency sales risks associated with these contracts in order to manage our exposure to foreign currency risks. These hedging transactions, together with our foreign currency translation accounting policy of using average forward rates for translating hedging transactions, minimize the short-term impact of the exposure of this sales revenue to currency fluctuations for the duration of the hedged long-term contracts in progress. The differential in the timing of the impact of currency fluctuations on our Norwegian GAAP and U.S. GAAP results is expected to continue.

         Our hedging activities are conducted on a centralized basis. We use foreign exchange contracts to hedge firm commitments. In addition, from time to time we purchase foreign currency option contracts to hedge expected, but not contracted for, foreign currency sales in connection with outstanding tender bids. The costs of currency option premiums historically have not been material to our operating results or liquidity. Although Norwegian GAAP permits the hedging of foreign currency sales which are reasonably assured, U.S. GAAP permits hedge accounting treatment only for instruments which hedge firm commitments. This accounting difference resulted in no differences between U.S. GAAP and Norwegian GAAP for 2000, an increase of U.S. GAAP income of NOK 46.0 million in 1999 and a reduction of NOK 2.9 million in 1998, in each case before tax. For a discussion of our hedging activities, see note [30] to the consolidated financial statements included in Item 18 below.

         Notwithstanding our hedging activities, we remain subject to foreign exchange rate fluctuations as a result of a number of factors, including delays in receiving payments from our customers, the cancellation of contracts that have been hedged, as well as the impracticability of hedging each foreign currency payment we receive. We believe that appreciation of the Norwegian krone relative to other currencies (principally the U.S. dollar, the pound sterling and the Singapore dollar) generally has an adverse effect on our sales and operating income and on the international competitiveness of our Norwegian-based operations. On the other hand, depreciation of the Norwegian krone against such currencies generally has the opposite effect.

         At December 31, 2000, we had forward contracts outstanding amounting in the aggregate NOK 680.8 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 2000 exchange rates). The amount of forward contracts at December 31, 2000 included forward contracts to buy and sell U.S. dollars and pound sterling totaling NOK 465.5 million and NOK 51.3 million, respectively.

         At December 31, 1999, we had forward contracts outstanding amounting in aggregate to NOK 275 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 1999 exchange rates). The amount of forward contracts at December 31, 1999 included forward contracts to buy and sell U.S. dollars and pound sterling totaling NOK 210 million and NOK 2.3 million.

         At December 31, 1998, we had forward contracts outstanding amounting in aggregate to NOK 317.2 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 1998 exchange rates). The amount of forward contracts at December 31, 1998 included forwarded contracts to buy and sell U.S. dollars and pound sterling totaling NOK 278.7 million and NOK 48.9 million.

         At December 31, 2000 we had currency swaps outstanding in aggregate to NOK 542.5 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 2000 exchange rates). The amount of currency swaps at December 31, 2000 included currency swaps to buy and sell U.S. dollars totaling NOK 267.6 million.

         At December 31, 1999, we had currency swaps outstanding amounting in aggregate to NOK 311.9 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 1999 exchange rates). The amount of currency swaps at December 31, 1999 included currency swaps to buy and sell U.S. dollars totaling NOK 243.2 million.

         At December 31, 1998, we had currency swaps outstanding amounting in aggregate to NOK 465.6 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 1998 exchange rates). The amount of currency swaps at December 31, 1998 included currency swaps to buy and sell U.S. dollars totaling NOK 492.6 million.

         EUROPEAN ECONOMIC AND MONETARY UNION

         The single European currency known as the euro came into existence on January 1, 1999, but Norway is not participating in the union. Our sales have not been affected by the change of currency. Although no decision has been made as to when, or even if, Norway will participate in the single European currency, we believe that our commercial operations can be adapted to accommodate the euro without a material adverse effect on operations.

         B.       LIQUIDITY AND CAPITAL RESOURCES

         Our total cash was NOK 1,320,275 and NOK 481,534 as of December 31, 2000 and 1999. The increase in cash was primarily due to cash provided by proceeds from the share issuance in May 2000 and operating activities. We believe our current cash balances, our available borrowings from financial institutions, cash flows from operations, future share issuances, and our focus and introduction of various strategies aimed at improving the underlying profitability and cash flow generation of our business, both by increasing margins and cutting costs, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures going forward. However, we cannot assure you that these items will be sufficient to fund our growth, or that external funding will be available to us at favorable interest rates or at all. We do not have any current plans for significant capital expenditures but we monitor acquisition opportunity in all of our business areas and may make acquisitions in the future.

         Net cash provided by operating activities amounted to NOK 77.8 million in 2000 compared with NOK 415.9 million in 1999. The cash provided by operating activities in 2000 was primarily due to an increase in accounts payable, an increase in customer advances and of cost in excess of billings of approximately NOK 84.4 million and NOK 81.9 million respectively.

         Net cash used in investing activities was NOK 66.9 in 2000 compared with NOK 96.8 million provided in investing activities in 1999. Cash used in investment activities in 2000 primarily reflected the purchase of machinery and equipment, fixtures and fittings, tools and office machinery.

         Capital expenditures amounted to NOK 105.8 million, NOK 60.1 million and NOK 69.9 million in 2000, 1999 and 1998, respectively.

         Of the 2000 total capital expenditures, NOK 77.5 was used by transmission networks, NOK 19.6 by satellite communications and NOK 8.4 million by broadband access. The 2000 capital expenditures were funded principally by proceeds from the sale of shares in May 2000.

         Of the 1999 total capital expenditure, NOK 23.0 million was utilized in transmission networks, NOK 24.7 million was utilized in satellite communications and NOK 12.4 million was utilized in the production business area. The 1999 expenditures were funded principally by proceeds from the sale of shares, primarily in Nera Telecommunications.

         Of the 1998 total capital expenditure, NOK 23 million was utilized in transmission networks, NOK 30.6 million was utilized in satellite communications, NOK 10 million was utilized in the production business area, and NOK 2.1 million was utilized in the dedicated communication business area. The balance primarily reflects capital expenditure related to corporate functions. The two major capital expenditures within transmission networks were NOK 7.5 million for new platform elements for our Tele-Scada telecommunication networks (which was sold at the end of 1998) and NOK 6.1 million for research and development equipment and instruments. The principal capital expenditures within satellite communications included a NOK 13.8 million investment in our UK satellite division mainly for EDP hardware and software and NOK 6 million investment for the land earth station business unit for test equipment and other research and development related equipment. The principal capital expenditure within the production business area was a NOK 5.6 million investment in our satellite production factory in Asker. The principal capital expenditure within the dedicated communications was NOK 1.1 million in our Singapore unit for data communications and CATV. The 1998 capital expenditures were funded principally by existing bank borrowings put in place during the course of 1997 and 1996.

         On September 8, 1998, we initiated a public share issuance of 30,000,000 new shares, thereby raising NOK 300 million of share equity before the deductions of costs. NOK 60 million of the NOK 285.2 million net proceeds were allocated to share capital and the balance went to our reserves.

         In December 1997, we entered into a loan agreement with the Nordic Investment Bank to finance research and development activities. The loan, which is in the amount of $21 million, matures on March 7, 2002 and is repayable in a single installment. This loan bore interest at an annual rate of LIBOR plus a margin ranging from 30 to 130 basis points during 1998. We have the right to convert the loan to a fixed rate of interest on any semi-annual interest payment date. The loan with the Nordic Investment Bank contains various conditions, restrictions and financial covenants, the most restrictive of which are, in the view of management, equity to total assets, which must exceed 30%, and current assets to current debt, which must exceed 150%. For a discussion regarding the fair value of our financial instruments, see note 18 to the consolidated financial statements.

         In June 1996, we issued NOK 50 million in aggregate principal amount of our 7% Non-Transferable Convertible Bonds Due 2001 to all full-time employees, apprentices, our board members and executive officers and certain of our subsidiaries. For a discussion regarding our financial instruments, see note [18] to the consolidated financial statements. In June 1997, we issued NOK 35.6 million in aggregate principal amount of our 5.7% Non-Transferable Convertible Bonds Due 2001 to subscribing full-time employees, apprentices and our board members. We had issued convertible bonds in 1995 which matured on March 31, 2000. These bonds were either exchanged for shares or were paid back during 2000. A small number of 1996 & 1997 bonds have been converted to shares. The remainder of the 1996 & 1997 bonds are not expected to be converted and Nera intends to repay the remaining NOK 54 million ($6 million) of bonds on or about July 1, 2001 out of its existing cash reserves.

         The principal features of the 1996 Bonds and 1997 Bonds and the circumstances of their issuance, are summarized in the following table.

                                          1996 BONDS                       1997 BONDS
                                          ----------                       ----------

Title......................    7% Non-Transferable Convertible    5.7% Non-Transferable
                               Bonds Due 2001                     Convertible Bonds Due 2001

Date of Issue..............    July 1, 1996                       July 1, 1997

Date of Maturity...........    July 1, 2001                       July 1, 2001

Interest Rate..............    7.0%                               5.7%

Nominal Value..............    NOK 100 each                       NOK 100 each

Subscription Price.........    NOK 100 each                       NOK 100 each

Transfers..................    Not transferable                   Not transferable

Offerees...................    All full-time employees,           All full-time employees and
                               apprentices, board members and     apprentices of ours
                               executive officers of ours and of
                               certain of our subsidiaries

Holder's Right to Convert
into shares................    (a) From June 15, 1999, up to 50%  (a) From June 15, 1999, up to
                               of aggregate principal amount;     50% of aggregate principal
                               (b) From June 15, 2000, up to 75%  amount;
                               of aggregate principal amount;     (b) From June 15, 2000, up to
                               (c) From January 1, 2001, 100% of  75% of aggregate principal
                               aggregate principal amount         amount;
                                                                  (c) From January 1, 2001, 100%
                                                                  of aggregate principal amount

Conversion Price...........    NOK 54, increasing by 2% at the    NOK 63.4, increasing by 1%
                               end of each three months           each month.
                               following July 1, 1999, subject
                               to adjustment to reflect future
                               dividends

         Shareholders' equity was NOK 1,976 million at December 31, 2000, NOK
969.5 million at December 31, 1999 and NOK 785.2 million at December 31, 1998. Approximate shareholders' equity on a U.S. GAAP basis was NOK 1,971.9 million at December 31, 2000, NOK 983.2 million at December 31, 1999 and NOK 778.4 million at December 31, 1998. The differences between Norwegian GAAP and U.S. GAAP amounts were due to a variety of factors, the most significant of which were accounting for goodwill, accounting for contracts that do not hedge firm commitments, accounting for dividends proposed, accounting for marketable securities and income taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 18 below.


         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         We operate in businesses characterized by extremely rapid technological change. As a result, we devote substantial resources to research and development for our products and services in order to remain competitive. We conduct an active research and development program focused on strengthening our existing products and systems and on developing new products and systems. We seek to identify products and systems that are, or are expected to be, needed by substantial numbers of customers worldwide and to allocate a greater share of our research and development resources to areas we expect to have significant potential for future benefits to us. In addition, we engage in research and development activities that are not specifically tied to any one of our products but that are expected to generate benefits in the longer term throughout our business. The most important of these projects is our ongoing research into the miniaturization and standardization of many of the components of our products. We also devote substantial resources to the improvement of our manufacturing processes or those of the companies to whom we outsource some of our manufacturing processes.

         Our research and development efforts are largely decentralized, with each business area managing its own research and development activities. Each business area has dedicated technical staff and facilities and manages all key technologies relevant to it. To encourage cooperation and to stimulate joint research and development projects, representatives of the research and development teams from each business area form a company-wide technology board, which provides a means by which management allocates resources to the projects that we believe to have potential for greatest return. In addition, we have a small centralized research and development team of approximately 20 engineers and scientists engaged in research and develop activities not specifically tied to any of our units. We also cooperate with a number of Norwegian research institutes and are also a member of the European Telecommunications Standards Institute known as ETSI.

         Our net research and development expenditures, excluding customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes, has accounted for approximately 11.2%, 8.6% and 6.6% of our sales in 2000, 1999 and 1998 respectively. We intend to maintain research and development expenditure of approximately 7% to 12% of our sales in order to maintain our technological expertise. We also concentrate our research and development spending on areas where we already possess substantial know-how and for which we believe there are markets internationally. We have financed our research and development activities primarily from internally generated funds, although some funding is obtained from customers and through grants from the Norwegian government. While grant funding, particularly from the Norwegian government, has been a significant source of product development funds in the past, it has been declining in the past few years amounting to NOK 13.5 million, NOK 7.9 million and NOK 9.3 million in 2000, 1999 and 1998 and we do not expect that grants will be a significant source of funding in the future.

         The following table sets forth our total research and development expenditures for each of the past three years. All research and development costs we incurred are charged as expenses as and when they are incurred and research and development acquisition costs are capitalized. The figures below exclude customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes.

                                                                         YEAR ENDED DECEMBER 31,
                                                            1998                  1999               2000
                                                           ---------------------------------------------------
                                                                  (NOK IN THOUSANDS, EXCEPT PERCENTAGES)
         Gross research and development(1).........        209,635               245,706            300,293
         % of sales................................          6.9%                 8.9%               11.8%
         Net research and development(2)...........        200,367               237,817            286,745
         % of sales................................          6.6%                 8.6%               11.2%

         ----------------------------
         (1) Includes research grants.
         (2) Net of research grants.

         Transmission networks

         We engage in a continuous program of research and development to expand our range of microwave products and have a number of products currently under development. We are expanding the frequency range of our high-capacity SDH products from a current high frequency of 13GHz to 15, 18, 23 and 26GHz, principally for use in urban areas. Our line of SDH products also has an STM-1 co-channel dual polarization radio which is designed to permit better utilization of the frequency spectrum. In addition, we are developing STM-0 class radios, with capabilities of 51 megabits per second, that would facilitate the integration of small spur telecommunications links into large SDH networks. We are in the process of replacing our current STM-1 radios with a new family of radio utilizing our CityLink technology. We are also engaged in studies relating to STM-4 radios, which would have a capacity of 625 megabits per second (equivalent to 8,000 telephone lines).

         In 2000, total research and development expenditures in transmission network amounted to NOK 133.2 million, which represents approximately 7.4% of sales of the business area. In 1998, 1999 and 2000, substantial research and development expenditure was put into the development and completion of CityLink and the continued development of the SDH products.

         Satellite communications

         In 2000, research and development expenditure within the satellite communications business area focused on the further development and introduction of the Nera World Communicator, the 64KB portable ISDN terminal for INMARSAT global area network M4 service, as well as the supply of the gateway structure, for this service. Substantial expenditure was also made in connection with the further development of products for the INMARSAT M4 and INMARSAT 3 systems.

         Net research and development expenditures amounted to NOK 112.6 million in 2000, which was equivalent to 7.3% of sales of the business area. In satellite communications there are approximately 110 people working in research and development.

         Through a substantial investment in research and development, we have developed what we believe are technologically leading products in the area of satellite communications with a large degree of ownership of the technology and thus control over our own products. Changes in the market, including reuse of technologies from land-based communications such as GSM, require increased use of partnerships on certain technologies combined with a big effort to maintain a lead in selected technologies such as radio and modem technology, miniaturization, real-time software, user interfaces and satellite systems integration.

         Broadband access

         In 2000, research and development expenditure within the wireless broadband access business area focused mainly on broadband via satellite, including digital video broadband - return channel system, or DVB-RCS. This is a system whereby broadband signals and return signals are transmitted over satellite. DVB-RCS is an open European Telecommunications Standard Institute, or EFSI, standard. Core competence from the satellite communications business area has been vital in this development. We currently have 35 engineers commissioned from our satellite communications business area developing gateways for this project. The terminals are being developed by our wireless broadband access business area in close cooperation with suppliers in India and the United Kingdom. Approximately 35 engineers have been employed for this purpose. Our wireless broadband access business area in also continuing the deveklopment of the wireless local loop, which entails low cost products for the 2.4 and 3.5 Ghz frequencies. Approximately 30 engineers are working on this project.

         D.       TREND INFORMATION

         It is our goal to make Nera a leading company within the wireless telecommunications business. In order to do so, we will continue to develop our existing business and at the same time look for strategic solutions with other infrastructure providers.

         We have pursued and will continue to pursue, growth opportunities through internal development of existing business as well as through acquisitions of complementary business and technologies. Such acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities and tax and accounting issues.

         Wireless infrastructure suppliers are experiencing and will probably continue to experience downward pricing pressure on products. As a result, we have in the past experienced, end expect to continue to experience, declining average sales prices for our products. The market for our products are extremely competitive and we expect that competition will increase. We believe that our ability to compete successfully will depend on a number of factors, both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new products by us, our customers and competitors and the ability of our customers to obtain financing.

         We expect that international sales will continue to account for a large portion of our net product sales for the foreseeable future. As a result, we are subject to the risks of doing business internationally, including unexpected changes in regulatory requirements, fluctuations in foreign currency exchange rates, imposition of tariffs and other barriers and restrictions, the burdens of complying with a variety of foreign laws and general economic and geopolitical conditions, including inflation and trade relationships.

         ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         In accordance with Norwegian law, our affairs are managed by our board of directors, which is also vested with overall control over our policy and management. In accordance with Norwegian law, we also have a corporate assembly of 12 members. The general meeting of shareholders elects eight members, and our employees in Norway elect four members. There are currently three deputy members representing three of the eight shareholder members. The chairman of the corporate assembly is Henrik Liseth.

         Our articles of association provide that the board of directors shall have no fewer than five members or greater than eight members. Under Norwegian law, one-third (and not less than two) of the directors are elected as employee representatives, if one-third of the members of the corporate assembly so demand. Currently, the board of directors has eight members, three of which are elected as employee representatives. In addition to reviewing and monitoring our business, the powers generally held by the board of directors include the preparation of our year-end accounts, the presentation of the accounts to the shareholders and the convening of shareholders' meetings.

         Our directors serve two-year terms. There is no limitation on the number of terms which a director may serve. However, our articles of association provide that no one may be elected or reelected to the board of directors when he or she has reached the age of 70. Under Norwegian law, at least one-half of the directors must be citizens and residents of a European Union or European Free Trade Area country. All of our directors are currently citizens or residents of an EU or EFTA country.

         Our corporate assembly has the responsibility under our articles of association for electing the members of the board of directors, including the chairman. In addition to electing members of the board of directors, the corporate assembly:

             -    fixes the remuneration of the board of directors,

             - decides, upon proposal from the board of directors, matters concerning investments that are substantial compared with our resources, or efficiency measures or alterations of the operations that would entail major changes or reallocation of the labor force,

             - expresses an opinion to the general meeting of shareholders as to whether the board of director's proposal for the income statement and balance sheet and the consolidated income statement and consolidated balance sheet should be adopted, and as to the board of director's proposal for the application of profit or coverage of loss, and

             - handles all other matters which a corporate assembly is entitled to handle under Norwegian law.

         Overall control over our policy and management, however, is vested in the board of directors and not in the corporate assembly. Members of the corporate assembly are elected for a period of two years. No one may be elected or reelected to the corporate assembly once he or she reaches the age of 70. We believe there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors were elected to serve.

         The table below sets forth certain information regarding our directors and executive officers as of December 31, 2000:

          NAME                                    POSITION                                      AGE
          ----                                    --------                                      ---
          Johan Fredrik Odfjell...............    Chairman of the Board                          52

          Kari Broberg........................    Director                                       44

          Trond Hartmark......................    Director                                       59

          Ole Petter Hakonsen.................    Director                                       61

          Birger Magnus.......................    Director                                       45

          Jostein Soreide.....................    Director (Employee Representative)             44

          Kjell O. Ingebo.....................    Director (Employee Representative)             39

          Jannik Lindbaek......................   Director                                       62

          Marcel Petie........................    Director (Employee Representative)             45

          Bjorn Ove Skjeie....................    President and Chief Executive Officer          49

          Per Erik Froyen.....................    CFO                                            52

          Terje Ask-Henriksen.................    Executive Vice President Satellite             44
                                                  Communications

          Einar J. Eriksen....................    Executive Vice President Transmission          48
                                                  Network

          Odd Bjorn Ur........................    Executive Vice President Corporate             50
                                                  Controller

          Helge Skaar.........................    Executive Vice President Corp.                 45
                                                  Communications

          Stig Are Mogstad....................    Executive Vice President Research and          36
                                                  Development

          Gro Hatleskog.......................    Executive Vice President Human                 45
                                                  Resources

          Haakon Heier...................         Executive Vice President Wireless              42
                                                  Broadband Access

         JOHAN FREDRIK ODFJELL (1948), CHAIRMAN, BERGEN

         Odfjell is a business economics graduate of the Norwegian School of Economics and Business Administration and holds a MBA from Harvard University. He has held the position of chairman since June 1998. Odfjell has a broad range of experience from senior positions in Norwegian industry to a number of board appointments in Norwegian and international companies. Odfjell's appointments have included managing director of AS Investa (1980-1986), managing director of Vesta Forsikring AS and deputy managing director of Skandia Forsakring AB (1986-1994). In addition to his appointment as chairman, Odfjell is also chairman of Hafslund ASA and Norges Handels- og Sjofarstidene, deputy chairman of Nycomed Amersham plc. and Den norske Veritas. He also serves on the boards of Skandia Forsakring AB, Bergesen ASA and Kvaerner ASA.

         KARI BROBERG (1956), 0STRE TOTEN

         Broberg is a business economics graduate of the Norwegian School of Management. She has been a member of our board since June 1998. Broberg has a broad range of business experience and has held a number of senior positions in the Alcatel Group from 1981 to 1997. Her positions with Alcatel included head of purchasing for the telecommunications division and divisional director for transmission and exchanges. Broberg was the head of logistics for Jordan AS until 2000 and is currently employed as a corporate consultant by Hartmark Consulting AS. In addition to her appointment as a member of our board, Broberg holds a number of appointments in Norwegian industry, including membership on the boards of Telenor and Norsk Regnesentral.

         TROND HARTMARK (1941), OSLO

         Hartmark is a business economics graduate of the Norwegian School of Economics and Business Administration and holds an advanced management program, or AMP, qualification from Harvard Business School (1981). Hartmark has been a member of our Board since 1995. Hartmark has a broad range of experience in Norwegian industry. From 1975-1994 he worked for Hartmark-Iras (now PA Consulting Group) as a corporate consultant. Since 1994 he has been employed as a consultant by Hartmark Consulting AS. Hartmark has extensive experience with strategy and business development, corporate analysis and corporate re-engineering, corporate finance and organizational development.

         OLE PETTER HAKONSEN (1939), OSLO

         Hakonsen is an engineering graduate of the Norwegian University of Science and Technology from where he received his Ph.D. in 1968. Hakonsen has held a number of positions in various technical environments in Norway. These include research manager at Televerket's Research Institute (1972-1981), assistant technical director of the Teledirektoratet (1981-1983), technical director of the Teledirektoratet/Televerket (1983-1991) and deputy managing director of Televerket responsible for mobile networks and services, satellite networks and services, research and development and information technology (1991-1994). Hakonsen has been an Executive Vice President of Telenor AS since 1994.

         JANNIK LINBAEK (1939), OSLO

         Lindbaek is a business economics graduate of the Norwegian School of Economics and Business Administration in (1961). He has a broad range of experience in senior management positions of Norwegian and international companies. From 1962-1975 Lindbaek was employed by the Vesta group. From 1975 to 1985 he was employed by Storebrand and was the chief executive officer for the last nine of these years. From 1986 to 1994 Lindbaek was managing director of the Nordic Investment Bank in Helsinki and from 1994-1995 he was the chief executive officer of the International Finance Corporation in Washington D.C. (part of the World Bank). Lindbaek holds a number of board appointments, including chairman of Den norske Bank ASA and membership on the boards of Anders Wilhelmsen & Co., Royal Caribbean Cruise Lines and Vital Forsikring.

         BIRGER MAGNUS (1955), OSLO

         Magnus is an engineering graduate of the Norwegian University of Science and Technology and holds a MBA from INSEAD (France). Magnus has been a member of our board since June 1998. His professional background includes experience as a systems engineer and running his own information technology business from 1980 to 1984. From 1985 to 1995 Magnus was partner in McKinsey & Co. and he was the managing partner of the Oslo office in the latter part of this period as well as one of the leading partners in McKinsey's international multimedia practice (telecomm. information technology, media). Magnus is now executive vice president of Schibsted ASA with responsibility for the newspaper business area.

         KJELL OLE INGEBO (1961), DRAMMEN

         Ingebo is an engineering graduate of the Kongsberg
Ingeniorhoyskole and holds a BS degree in Information Technology from the University of Strathclyde (Scotland). He has been an employee of our group since

1983 and his professional experience includes hardware and software development and systems work on our earth stations. Since 1998 Ingebo has been a departmental manager for the responsible for the development of SatCom's earth stations. Ingebo was an employee representative on the corporate assembly from 1995-1999 and has been a member of the board since 1999.

         MARCEL PETIE (1956), BERGEN

         Petie is an engineering graduate of the College of Advanced Technology in Rotterdam, Holland. He has been an employee of our group's development department in Bergen since 1981. Petie was elected as an employee representative on the board in September 1999.

         JOSTEIN SOREIDE, (1956), BERGEN

         Soreide has been an employee of our group since 1981 and has been an employee representative on the Board since 1997.

         BJORN OVE SKJEIE (1951) - PRESIDENT AND CHIEF EXECUTIVE OFFICER OF NERA ASA

         Skjeie is business economics graduate of the Norwegian School of Economics and Business Administration. From 1989-1990 Skjeie was finance director of National Transformer. From 1991-1997, Skjeie held a number of senior management positions with Asea Brown Boveri AS, or ABB, including managing director of ABB Offshore Technology AS. From 1997-1998 Skjeie was responsible for the satellite communications business area. In 1998, Skjeie was appointed our president and chief executive officer.

         PER ERIK FROYEN (1948) - CHIEF FINANCIAL OFFICER

         Froyen is a business economics graduate of the Norwegian School of Economics and Business Administration. Prior to 1998, Froyen held a number of senior management positions with the ABB group in Norway, including finance director of ABB Offshore Technology AS and financial controller of ABB. He joined us as chief financial officer in June 1998.

         EINAR J. ERIKSEN (1952) - EXECUTIVE VICE PRESIDENT TRANSMISSION
NETWORKS

         Eriksen is a graduate of the Norwegian University of Science and Technology. Eriksen has been employed by us since 1978. Eriksen has held a number of positions during his employment with us, including the responsibility for setting up a PDH production facility in Singapore. He has also held management positions in the radio link and transmission areas.

         TERJE ASK-HENRIKSEN (1956) - EXECUTIVE VICE PRESIDENT SATELLITE COMMUNICATION

         Ask-Henriksen is an engineering graduate of the Tinius Olsen Ingeniorhoyskole and a business economics graduate from the Norwegian
School of Management. He also has post graduate qualifications in industrial marketing from the Norwegian School of Management and IMD in Lausanne. His previous employment includes Elopak AS, where he was Area Manager, Marketing Director and the Director responsible for production and sales in Norway. He has also been employed by Elcon Finans (Marketing Manager) Markem Ships, Industriservice AS and Unitor Ships Service. In October 1998, Ask-Henriksen was appointed managing director of Nera SatCom.

         ODD BJORN UR (1950) - EXECUTIVE VICE PRESIDENT CORPORATE CONTROLLER

         Ur is a business economics graduate of the Norwegian School of Economics and Business Administration. Prior to 1987, Ur was the finance director of Bergen Mekaniske Verksteder. In 1987, Ur joined us as financial controller.

         HELGE SKAAR (1955) - EXECUTIVE VICE PRESIDENT CORPORATE COMMUNICATIONS

         Skaar is a graduate of the University of Bergen. Prior to 1995, he worked within corporate communications at Den norske Bank. Skaar has also worked for the Norwegian School of Economics and Business Administration and Haukeland Hospital. In 1995, Skaar joined us as head of corporate communications.

         STIG ARE MOGSTAD, (1964) EXECUTIVE VICE PRESIDENT RESEARCH AND DEVELOPMENT

         Mogstad is a computer science graduate of the University of Strathclyde. Since 1992, Mogstad has held various positions within the Nera group, primarily with research and development and management of various business units. Mogstad is a member of our executive committee and is responsible for research and development and information technology.

         GRO HATLESKOG, (1956) EXECUTIVE VICE PRESIDENT HUMAN RESOURCES

         Hatleskog is a graduate of the University of Bergen. Since 1991, Hatleskog has held various positions within Vesta Forsikring AS, including personnel director from 1995 to 2001. Hatleskog became executive vice president of human resources in 2001.

         HAAKON HEIER, (1959) EXECUTIVE VICE PRESIDENT WIRELESS BROADBAND
ACCESS

         Heier is an electronic engineering graduate of the Norwegian University of Technology in Trondheim. Since 1984, Heier has held various positions within the Nera group. Heier was appointed as president of Nera Wireless Broadband AS in February 2000.

         B.       COMPENSATION

         For the year ended December 31, 2000, the aggregate compensation paid or accrued by us for our directors and executive officers (18 individuals) was NOK 18,155,000. Salary and remuneration to the President in 2000 totaled NOK 2,002,000. Salary and remuneration to the members of the board totaled NOK 940,000. Remuneration paid to the corporate assembly totaled NOK 240,000. For all employees or past employees including the three members of the board of directors nominated by the employees, we have pension schemes which are administered by an independent management company, based on actuarial principles.

         We operate a bonus scheme for executive officers providing for a maximum bonus of up to eight months' salary for our president, and six months' salary for other executive officers. The level of bonus actually paid is based on the attainment of specified financial and business measures established each year.

         Our executive officers take part in our pension scheme. As at December 31, 2000, there was NOK 1.5 million accrued for future pensions of executive officers.

         On May 5, 1999 and on March 14, 2000, our shareholders approved stock option plans for all of our employees, including management with a total amount of 162,674,040 and 3,709,000 options to purchase shares, respectively. As of December 31, 2000, options to purchase 1,290,000 shares and 2,419,000 shares have been granted under the 1999 plan and the 2000 plan at an exercise price equal to fair market value at the time of issuance.

         C.       BOARD PRACTICES

         The terms of office for which the members of our board of directors serve are provided in subsection 6.A above.

         Our board of directors does not have any committees.

         D.       EMPLOYEES

         At December 31, 2000, we had 1,290 employees. Our future performance will depend in part on our ability to attract and retain highly skilled employees.

                     EMPLOYEES PER BUSINESS AREA                        YEAR END
                     ----------------------------------------------   ----------
                     TRANSMISSION NETWORKS
                     Norway                                                397
                     Americas                                               13
                     UK                                                     76
                     Nera Networks G&A [Per?]                              184
                     Brazil                                                 28
                     Colombia                                               39
                     Venezuela                                              40
                     Mexico                                                 45
                     Miami                                                   5
                     India                                                  18
                     Boston                                                 30
                                                                      --------
                     TOTAL                                                 875

                     SATELLITE COMMUNICATIONS
                     Norway
                          Marine & Mobile                                  125
                          Land Earth Stations (LES)                        120
                          Satellite                                         20
                     Germany                                                25
                                                                      --------
                     TOTAL                                                 291

                     BROADBAND
                     Norway                                                 48
                     Dallas                                                 41
                                                                      --------
                     TOTAL                                                  89

                     Nera Finans                                             3
                     Nera Corporate Function                                32
                                                                      --------
                                                                            35

                     TOTAL                                               1,290

         E.       SHARE OWNERSHIP

         The table below sets forth certain information regarding our directors and executive officers as of December 31, 2000:

                      NAME                               NUMBER       PERCENT
                      ----                             ---------   -------------
BOARD OF DIRECTORS
Johan Fredrik Odfjeil ........................           120,318         *
Kari Broberg .................................                --
Trond Hartmark (1) ...........................            12,065         *
Ole Petter Hakonsen ..........................                --
Birger Magnus ................................                --
Jostein Sereide (2) ..........................               750         *
Kjeil O. Ingebo (3) ..........................               625         *
Jannik Lindbaek ..............................                --
Marcel Petie (4) .............................               839         *
Bjorn Ove Skjeie (5) .........................           268,837         *
                                                       ---------

TOTAL ........................................           403,434          0.32%

EXECUTIVE COMMITTEE
Per Erik Froyen (6) ..........................            92,200              *
Terje Ask-Henriksen (7) ......................           159,000              *
Einar J. Eriksen (8) .........................           122,625              *
Odd Bjorn Ur (9) .............................           174,731              *
Helge Skaar (10) .............................            98,281              *
Stig Are Mogstad .............................                --
Gro Hatleskog ................................                --
Haakon Heier (11) .............................            48,125              *
                                                         -------
TOTAL ........................................           694,962          0.56%

------------------
(1) Includes 12,065 convertible bonds issued in 1996 and 1997. All of the bonds are currently exercisable. All of these convertible bonds were issued under the 1996 and 1997 Employee Convertible Bonds plans described in "Item 5.B Liquidity and Capital Resources."
(2) Includes 500 stock options. All of the stock options are currently exercisable.
(3) Includes 500 stock options. All of the stock options are currently exercisable.
(4) Includes 500 stock options. All of the stock options are currently exercisable.
(5) Includes 32,612 convertible bonds issued in 1996 and 1997 and 199,000 stock options. All of the bonds are currently exercisable. All of these convertible bonds were issued under the 1996 and 1997 Employee Convertible Bonds plans described. below. All of the stock options are currently exercisable.
(6) Includes 69,000 stock options. All of the stock options are currently exercisable.
(7) Includes 154,000 stock options. All of the stock options are currently exercisable.
(8) Includes 107,000 stock options. All of the stock options are currently exercisable.
(9) Includes 100,488 convertible bonds issued in 1996 and 1997 and 54,000 stock options. All of the bonds are currently exercisable. All of these convertible bonds were issued under the 1996 and 1997 Employee Convertible Bonds plans described. below. All of the stock options are currently exercisable.
(10) Includes 26,281 convertible bonds issued in 1996 and 1997 and 54,000 stock options. All of the bonds are currently exercisable. All of these convertible bonds were issued under the 1996 and 1997 Employee Convertible Bonds plans described. below. All of the stock options are currently exercisable.
(11) Includes 48,000 stock options. All of the stock options are currently exercisable.
*        Owns less than one percent of outstanding shares.

         ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

         A.       MAJOR SHAREHOLDERS

         As far as is known to us, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change in our control.

         To our knowledge the persons name in the table below have sole voting and investment power with respect to the shares shown as beneficially owned by them:

                       NAME                               NUMBER           PERCENT
                       ----                          ---------------    ------------
SHAREHOLDERS
Folketrygdfondet .............................          13,122,647          10.65%
Orkla ASA ....................................          13,274,263          10.78%
                                                        ----------          -----
Total ........................................          26,396,910          21.43%
MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS
Directors and officers as a group ............           1,098,396           0.89%

         B.       RELATED PARTY TRANSACTIONS

         There have been no material transactions during the last year nor are there any presently proposed transactions, in which any director or officer, or controlling shareholder, or any relative or spouse thereof had or has a direct or indirect material interest. There is no significant indebtedness owed to us by any director or officer or any associate of any director or officer.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

         ITEM 8.      FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

SALES BY GEOGRAPHICAL DESTINATIONS

                                                                                               FOURTH                   FOURTH
AMOUNTS IN MNOK                            YEAR                     YEAR                      QUARTER                  QUARTER
GEOGRAPHICAL DESTINATIONS                  2000                     1999                        2000                     1999
-------------------------           ------------------        ------------------          ----------------          ---------------
Norway                                168         6.6%          283        10.2%           63         7.5%           83        11.3%
United Kingdom                        310        12.2%          350        12.7%           87        10.3%          124        16.8%
Rest of Europe                        711        27.7%          662        23.9%          189        22.5%          157        21.3%
Americas                              668        26.2%          652        23.6%          275        32.6%          155        21.0%
Africa                                180         7.1%           97         3.5%           72         8.5%           33         4.8%
Asia                                  463        18.2%          681        24.6%          139        16.5%          162        22.0%
Oceania                                50         2.0%           41         1.5%           18         2.1%           23         3.1%
                                    -----         ---         -----         ---           ---         ---           ---         ---
TOTAL                               2,550         100%        2,766         100%          843         100%          737         100%
                                    =====         ===         =====         ===           ===         ===           ===         ===

         The consolidated statements and other financial information are provided in Item 18 below.

         LEGAL PROCEEDINGS

         There are no pending legal proceedings to which we or any of our subsidiaries is a party or to which any of our properties is subject which, either individually or in the aggregate, are expected by us to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

         DIVIDEND DISTRIBUTIONS

         In 2000, we paid NOK 0.22 per share in the aggregate amount of NOK 22.2 million in dividend distributions. Our board of directors determines on a year to year basis, if and when dividends will be declared and what percent of earnings will be retained.

         B.       SIGNIFICANT CHANGES

         Other than the developments regarding amounts loaned in Chile and Venezuela, no significant change has occurred since the date of the financial statements provided in Item 18 below. For more information regarding the loans to CNH de Venezuela and Telex Chile, see Item 4 B."Business Overview -- Nera Finans AS."

         ITEM 9.      THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Not applicable.

         B.       PLAN OF DISTRIBUTION

         Not applicable.

         C.       MARKETS

         The principal trading market for our shares is the Oslo Stock Exchange, where they have been listed since January 1995 under the symbol NER. American depositary shares, each representing one ordinary share, have been traded since June 28, 1995 on Nasdaq's National Market System under the symbol NERAY. Based on the information received from The Bank of New York, the depositary with respect to our American depositary shares, we believe that there are 10 U.S. holders of record who, in the aggregate, hold approximately 383,724 of our shares as of June 26, 2001.


         The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary shares on the Oslo Stock Exchange and for the American depositary shares on Nasdaq.

                                                  SEP SCORE                                  SEP SCORE
                                             OSLO STOCK EXCHANGE                               NASDAQ
                                             HIGH            LOW                        HIGH            LOW
                                         ------------    -----------                ------------    -----------
                                                  (IN NOK)                                    (IN USD)
1996..........................               56.00          40.20                       8.35            6.25
1997..........................               72.00          38.00                     10.475            5.25
1998..........................               42.20           6.50                       5.50            1.00
1999..........................               38.00          10.50                      4.750           1.375
2000..........................               65.00          32.50                      8.500           3.625

1999
----
First quarter.................               16.90          10.50                      2.375           1.375
Second quarter................               21.70          15.10                      3.000           1.875
Third quarter.................               23.10          17.80                      3.000           2.375
Fourth quarter................               38.00          17.20                      4.750           2.313

2000
----
First quarter.................               68.00          33.30                      8.500           4.000
Second quarter................               48.70          33.30                      5.875           3.625
Third quarter.................               65.00          30.00                      6.938           4.750
Fourth quarter................               61.50          34.70                      6.625           3.625

2001
----
December 2000.................               42.90          34.70                      4.500           3.625
January 2001..................               44.30          33.10                      4.625           3.813
February 2001.................               43.80          36.70                      4.875           4.250
March 2001....................               41.70          32.00                      4.500           3.375
April 2001....................               36.20          30.00                      4.100           3.125
May 2001......................               33.60          29.40                      3.650           3.160
June 2001 (until June 26).....               30.90          26.20                      3.45            2.75

         D.       SELLING SHAREHOLDERS

         Not applicable.

         E.       DILUTION

         Not applicable.

         F.       EXPENSES OF THE ISSUE

         Not applicable.

         ITEM 10.     ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is certain information concerning our share capital and related summary information concerning all material provisions of our articles of association and applicable Norwegian law. Such summary information does not purport to be complete and is qualified in its entirety by reference to our articles of association which have been filed as an exhibit to the Annual Report.

         VOTING RIGHTS

         As a general rule, decisions that shareholders are entitled to make pursuant to Norwegian law or our articles of association may be made by a simple majority of votes cast. Each ordinary share carries one vote. However, any decision to amend our articles of association, including any amendment increasing our share capital or altering the rights and preferences of any ordinary share or class of shares, requires the approval of at least two-thirds of the aggregate number of votes cast as well as at least two-thirds of the share capital represented at a shareholders' meeting, whether or not holders of such ordinary shares are otherwise entitled to vote. In certain cases, a stricter voting requirement is applicable.

         To vote at an annual or extraordinary general meeting, a shareholder must have registered his title to the ordinary shares to be voted in our share register maintained at the Norwegian centralized registry of shares and other securities, or VPS, or have given evidence that he is the holder of the ordinary shares. Shareholders who intend to participate in a general meeting in person or by proxy must give notice to us by the date stated in the notice convening the meeting, which date must be not more than five business days before the date of such meeting.

         The annual general meeting of our shareholders is held each year before the end of June. Norwegian law requires that written notice of general meetings be sent to shareholders whose addresses are known at least one week prior to the date for notification of attendance stated in the notice convening the meeting. A shareholder may vote by proxy. Although Norwegian law does not require us to send proxy forms to our shareholders for general meetings, we will include a proxy form with the notice of meetings.

         Apart from the annual general meeting, extraordinary general meetings of shareholders may be held whenever considered necessary by the corporate assembly, the chairman of the corporate assembly or the board of directors. An extraordinary general meeting may also be convened for the consideration of specific matters at the written request of our auditor or of shareholders representing at least 10 percent of our share capital. Any matter that may be raised at an annual general meeting (other than approval of the annual accounts and distribution of cash dividends) may also be raised at an extraordinary general meeting.

         RESTRICTIONS ON OWNERSHIP OF ORDINARY SHARES

         The articles of association contain no provisions restricting the foreign ownership of the ordinary shares.

         There are no limitations under Norwegian law on the right of non-resident or foreign owners to hold or vote our ordinary shares. However, in accordance with Norwegian law, the acquisition of assets, partnership interests, shares or other ownership interests of a company in Norway must be notified to the Norwegian Ministry of Industry if the purchaser, regardless of nationality, becomes the owner of either one-third, one-half or two-thirds of the assets, partnership interests, shares or other ownership interests in such company and the company has annual operating revenues exceeding NOK 50 million, has more than 50 employees, or has received public support for research and development exceeding NOK 5 million during the past eight years. For acquisitions requiring notifications, the Norwegian Ministry of Industry may refuse to approve the acquisition or may approve it with or without conditions.

         We meet the above-described criteria and, therefore, future holders will be subject to these notification requirements with respect to any qualifying acquisitions.

         THE VPS AND TRANSFER OF ORDINARY SHARES

         Norway has a paperless, centralized registry of shares and other securities, the VPS, which began operation in 1986. For companies that are obliged to, or elect to, register their shares in the VPS, share certificates are no longer used. The VPS is a computerized bookkeeping system, operated by an independent body, in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. Our share register is operated through the VPS.

         All transactions relating to securities registered with the VPS are made through computerized book entries. The VPS confirms each entry by sending a transcript to the registered shareholder irrespective of any beneficial ownership. To effect such entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the Bank of Norway, authorized securities brokers in Norway and Norwegian branches of credit institutions established within the European Economic Area, are allowed to act as such agents. If the shareholder does not establish such an account, an agent will be appointed on the shareholder's behalf by the issuer of the shares in question.

         The entry of a transaction in the VPS is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the security.

         The VPS is strictly liable for any loss resulting from an error in connection with registering, altering or cancelling a right, except in the event of contributory negligence, in which event compensation may be reduced or withdrawn.

         Under Norwegian law, any acquisition of shares must be registered within one month after such acquisition. A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding, or has reported and shown evidence of such share acquisition, and the acquisition of shares is not prevented by law, the articles of association or otherwise.

         DISCLOSURE OBLIGATIONS

         Under Norwegian law, any transfer of shares in a company listed on the Oslo Stock Exchange must be registered with the VPS by the transferor within one month of the transfer.

         A person, entity or group acting in concert that acquires or disposes of ordinary shares resulting in its beneficial ownership, directly or indirectly, exceeding or falling below in the aggregate thresholds of 10 percent, 25 percent, 50 percent or 75 percent of the total number of ordinary shares outstanding has an obligation under Norwegian law to notify us and the Oslo Stock Exchange immediately. A corresponding disclosure obligation applies with respect to any holder of American depositary receipts, or ADRs, who is entitled upon surrender of the ADRs to acquire directly or indirectly the beneficial ownership of a number of ordinary shares that, together with any ordinary shares or additional ADRs held by such holder, in the aggregate exceeds or falls below such thresholds.

         ADDITIONAL ISSUANCES AND PREEMPTIVE RIGHTS

         All issuances of ordinary shares by us, including bonus issues (share dividends), requires an amendment to the articles of association, which requires the same vote as other amendments to the articles of association. Furthermore, under Norwegian law, shareholders have a preemptive right to subscribe for and be allotted new ordinary shares issued by us. Such preemptive rights may be waived by a resolution in a general meeting by the same vote required to approve amendments to our articles of association. A waiver of the shareholders' preemptive rights in respect of bonus issues (share dividends) requires the approval of all ordinary shares outstanding. The issuance of ordinary shares to holders who are citizens or residents of the United States, or U.S. holders, upon the exercise of preemptive rights may require us to file a registration statement in the Unites States under United States securities laws. If we decide not to file a registration statement, such U.S. holders will not be able to exercise their preemptive rights and would be required to sell them to Norwegian persons or other non-U.S. holders to realize the value of such rights.

         Norwegian law also provides that if a Norwegian company's capital is increased by a subscription for shares and the preemptive rights of shareholders have not been waived, employees of that company have preferential rights to subscribe for such shares, to the extent such shares have not been fully subscribed or oversubscribed through the exercise of shareholders' preemptive rights.

         Under Norwegian law, bonus issues (share dividends) of our ordinary shares may be distributed, subject to shareholder approval, from amounts (i) that could otherwise be distributed as dividends, (ii) that may be created by transferring funds from our legal reserve discussed below to share capital or
(iii) that may result from an upward revaluation of our long-term assets. Such bonus issues (share dividends) may be effected either by issuing ordinary shares or by increasing the par value of the shares outstanding.

         DIVIDENDS

         Under Norwegian law, dividends in cash or in kind are only payable annually. Any proposal to pay a dividend must be recommended by the directors and approved by the shareholders at a general meeting. The shareholders at an annual general meeting may vote to reduce (but not to increase) dividends proposed.

         Dividends in cash or in kind are payable only out of (i) the annual profit according to the income statement for the last financial year, (ii) retained profit from previous years and (iii) distributable reserves, after deduction of accumulated losses and any part of the annual profit which, according to law or the Articles of Association, must be allocated to the reserve fund or is non-distributable. Our annual income statement and balance sheet, including the application of profit or coverage of loss, as the case may be, as well as the consolidated income statement and consolidated balance sheet, must be approved by the shareholders at a general meeting. In no event may dividends be declared in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

         Under Norwegian law, we are required to maintain a legal reserve at least equal to a minimum amount prescribed by law and, until such minimum amount is reached, we must allocate to our legal reserve a proportion of our specified profit and income prescribed by law. No dividends in cash or in kind may be paid out of such legal reserve unless the amount of such legal reserve exceeds the prescribed minimum level, in which case up to 20 percent of any excess may be paid out in any year.

         Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. Consequently, a non-Norwegian resident may receive dividend payments without a Norwegian exchange control consent if such payment is made only through a licensed bank.

         RIGHTS UPON WINDING-UP

         A Norwegian company may be wound-up by a resolution of the company in a general meeting passed by a two-thirds majority of the aggregate votes cast by its voting shares as well as two-thirds of the aggregate share capital represented at such meeting irrespective of class.

         MANDATORY BID REQUIREMENT

         Norwegian law requires any person, entity or group acting in concert that acquires more than 45 percent of the voting rights of a Norwegian company listed on the Oslo Stock Exchange to make a general offer to acquire the whole of the outstanding share capital of that company. Such offer may be conditioned on the offeror becoming the owner of shares representing at least two-thirds of the voting rights. The offer is subject to approval by the Oslo Stock Exchange before submission of the offer to the shareholders. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 45 percent threshold was exceeded. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the Oslo Stock Exchange may cause to be sold by public auction the shares exceeding the 45 percent limit. During the time the mandatory bid requirement is in force, a shareholder failing to make the required offer may not vote or exercise any rights of share ownership unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the Oslo Stock Exchange may impose a daily fine upon a shareholder who fails to make the required offer.

         The depositary has qualified and been recognized as a custodian of the Shares in Norway, as a result of which the depositary is exempt from the mandatory bid requirement.

         C.       MATERIAL CONTRACTS

         We have not entered into material contracts outside the course of ordinary business.

         D.       EXCHANGE CONTROLS

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

         Under the Norwegian Acquisition of Business Act of 1994, acquisitions of shares, whereby the acquiring person, entity or group becomes owner of more than one-third, one-half or two-thirds of our share capital or voting rights must be notified to the Ministry of Industry, which may impose conditions upon the acquiring person, entity or group or us and, if public policy so mandates, require the acquiring person, entity or group to resell the acquired shares.

         E.       TAXATION

         GENERAL

         The following is a general summary of the principal Norwegian and United States federal income tax consequences of the ownership and disposition of American depositary receipts evidencing American depositary shares or ADRs and/or shares to a beneficial owner of ADRs or shares who is a U.S. holder which means that such person is a citizen or resident of the United States, a United States domestic corporation, an estate the income of which is subject to United States federal income tax without regard to its source or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and who is not a resident of Norway or (ii) it has an election in effect to be treated as a United States person under United States federal income tax law. This summary is based

             - on the tax laws of the United States and Norway, the income tax convention between the United States and Norway, referred to in this section as the convention, and interpretations thereof by the relevant tax authorities that are currently in effect, all of which are subject to change possibly with retroactive effect, and

             - in part on representations made by the depositary and assuming that each obligation in the deposit agreement entered into between us and the depositary and any related agreement will be performed in accordance with its terms.

         The summary applies only to U.S. holders who hold ADRs or shares as capital assets and does not address certain classes of persons (such as tax-exempt entities, certain insurance companies, dealers in securities or currencies, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, persons who hold ADRs or shares as part of hedging or conversion transactions, persons whose functional currency is not the U.S. dollar and persons who own, directly or indirectly, at least 10% of our outstanding voting stock) that may be subject to special rules. The discussion below does not address the tax treatment of partnerships or persons who hold shares or ADRs through a partnership or other pass-through entity. It also does not address the tax treatment of the ownership and disposition of shares or ADRs under applicdable state or local tax laws, or the laws of any jurisdiction other than Norway or the United States.

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

         NORWAY

         Taxation of dividends

         U.S. citizens with a permanent establishment in Norway will be liable for 11% tax on dividends paid by a Norwegian corporation. Under Norwegian tax law, dividends paid to foreign shareholders of Norwegian corporations are, unless otherwise provided for in an applicable tax treaty, subject to a withholding tax in Norway of 25%. Pursuant to the Convention, the maximum rate of withholding tax is 15% on dividends paid by a Norwegian corporation to a person resident (for purposes of the convention) in the United States, provided that such person does not have a permanent establishment in Norway with which the dividends are effectively connected. The 15% withholding rate will apply to dividends paid on shares held directly by U.S. holders who properly demonstrate to us and to the Norwegian tax authorities that they are entitled to the benefits of the convention. Additionally, the 15% withholding tax rate will also apply on dividends paid to the depositary, but only if the depositary has obtained a consent in advance (upon fulfillment of certain conditions) from the Norwegian Tax Directorate. If such consent is not obtained in advance, dividends paid to the depositary will be subject to withholding at the 25% rate. U.S. holders of ADRs who believe they are entitled to the benefits of the Convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%. The application is to be filed with the Norwegian Tax Directorate. However, there is some uncertainty as to whether and when such a refund may be obtained.

         We intend to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the Convention for those U.S. holders who are entitled to them. We will exercise our right under the Deposit Agreement to reasonably request from the depositary such information from its records to enable us to file such reports.

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

         Taxation of dispositions

         A U.S. holder normally is not taxed in Norway on gains from the sale or other disposal of shares or ADRs. A U.S. holder may, however, be subject to taxation if the shareholding is effectively connected with a business carried out by the U.S. holder through a permanent establishment in Norway. In addition, a U.S. holder may be subject to taxation on gains if the U.S. holder is an individual who has been a resident of Norway for income tax purposes and the disposal takes place within five years after the calendar year in which such U.S. holder ceased to be a resident of Norway. Under the Convention, gains realized by a resident of the United States from the sale or other disposal of shares or ADRs generally are not subject to Norwegian taxation unless the shareholding is effectively connected with a permanent establishment in Norway or the U.S. holder is an individual who (1) maintains for at least 183 days during the taxable year a fixed base in Norway with which such gains are effectively connected or (2) is physically present in Norway for at least 183 days during the taxable year. The same rules apply to gains realized upon our complete liquidation or upon redemption of shares. Repayment in connection with a reduction of the share capital by reducing the nominal value of the shares is, however, subject to withholding tax as dividend distribution, if exceeding paid-in capital.

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

         UNITED STATES

         Taxation of dividends

         For United States federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be included in the gross income of a U.S. holder as dividend income on the day the distribution is actually or constructively received, but will not be eligible for the dividends-received deduction generally allowed to domestic corporations. The amount of any dividend paid in Norwegian krone will be equal to the U.S. dollar value of the krone on the date of receipt by the U.S. holder, in the case of shares, or by the depositary, in the case of ADRs, regardless of whether the payment is converted into U.S. dollars. If the krone received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the krone amount equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. holder on the subsequent sale or disposition of the krone will generally be United States source ordinary income or loss.

         A distribution with respect to our shares or ADRs in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis in the shares to the extent of the U.S. holder's adjusted basis in such shares, with the balance of the distribution, if any, treated as gain realized by the U.S. holder from the sale, exchange or other disposition of the shares or ADRs.

         Subject to certain limitations, U.S. holders may elect to claim a credit against their United States federal income tax liability for Norwegian tax withheld in accordance with the Convention from dividends, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. Any additional withholding tax in excess of the rate applicable under the Convention generally will not be eligible for such deduction or credit. For more information regarding the availability of a refund of such additional withholding tax, see "Norway Taxation of Dividends," above. For foreign tax credit purposes, dividends paid by us will generally be foreign source "passive income" or, in the case of certain U.S. holders, "financial services income."

         Taxation of dispositions

         A U.S. holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis in the shares or ADRs. Such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for such shares or ADRs exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20%. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. holders.

         Capital gains will generally constitute United States source income. Because capital gains will generally constitute United States source income, any Norwegian or other foreign tax imposed upon capital gains in respect of the shares or ADRs may not be currently creditable unless a U.S. holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket. Capital losses will generally be allocated against United States source income.

         Passive Foreign Investment Company Rules

         Special United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC. We would be a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. We believe, based on our current operations and assets, that we should not be classified as a PFIC. However, this conclusion is a factual determination based on, among other things, the value of our assets, which is subject to change.

         If we were to constitute a PFIC, a U.S. Holder could be subject to certain materially adverse United States federal income tax consequences. Prospective U.S. holders should consult with their own tax advisors regarding the potential application of PFIC rules.

         United States Backup Withholding Tax and Information Reporting

         Payments made by a United States paying agent or other United States intermediary broker in respect of the shares or ADRs may be subject to information reporting to the United States Internal Revenue Service and to a 31% backup withholding tax. Backup withholding generally will not apply, however,
(1) to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or (2) to a holder who is otherwise exempt from backup withholding (such as a corporation).

         Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the holder has complied with applicable reporting obligations.

         F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         G.       STATEMENT BY EXPERTS

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400,Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

         I.       SUBSIDIARY INFORMATION

         Not applicable.

         ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

         We sell our products and services internationally and we are subject to market risks, primarily from changes in foreign exchange rates and interest rates. We are not materially affected by commodity price fluctuations. In the normal course of business we also face risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk and credit risk and are not represented in the following analyses.

         Our board of directors has issued a policy that determines the maximum level of foreign exchange rate and interest rate risks that can be assumed by individual companies and our group as a whole. The calculations and measurement techniques used by the treasury center are in accordance with established banking practices.

         FOREIGN CURRENCY EXCHANGE RATE RISK

         We have manufacturing, sales, and distribution facilities around the world and thus make investments and enter into transactions denominated in various foreign currencies. Our operating cash flows denominated in foreign currency as a result of these international business activities are exposed to changes in foreign exchange rates. In order to maintain strict control and achieve the benefits of our global diversification, foreign exchange exposures may be hedged with financial instruments. We primarily enter into forward exchange controls and currency swaps to reduce the earnings and cash flow of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments usually offset the gains or losses on the underlying assets, liabilities, and investments being hedged. Our forward exchange contracts and currency swaps generally do not exceed 12 months, and the maturities coincide with our best estimate as to the settlement dates of the related firm and anticipated transactions.

         The currencies that we were primarily exposed to before hedging at December 31, 2000 were the Norwegian krone versus the U. S. dollars, Euros, and the pound sterling.

         The following table provides the Norwegian krone equivalents of the net foreign exchange contracts and currency swaps outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies from their levels at December 31, 2000, with all other variables (including interest rates) held constant. The resulting gains and losses are translated into Norwegian krone using the appropriate exchange rate at December 31, 2000. The instruments held by us are not leveraged and are held for purposes other than trading.

                                                                                                 FOREIGN EXCHANGE GAIN/(LOSS) FROM
                                                                                                10% APPRECIATION   10% DEPRECIATION
                                                    FOREIGN CURRENCY      FOREIGN CURRENCY       OF THE FOREIGN     OF THE FOREIGN
        FORWARD CONTRACTS AND CURRENCY SWAPS:            BOUGHT                SOLD                 CURRENCY            CURRENCY
        ----------------------------------------------------------------------------------------------------------------------------
                                                                              (IN NOK THOUSANDS)
        United Arab Emirates dirham........                    0                -7,132                 -713                  713
        Australian dollars.................                    0              -172,591              -17,259               17,529
        Euro...............................               25,690              -122,803               -9,711                9,711

        Pound Sterling.....................               21,001              -153,438              -13,243               13,243
        Swedish krona......................                  535                     0                  -54                   54
        U. S. dollar.......................              148,973              -600,559              -45,158               45,158
                                                         -------              --------              -------               ------
                 TOTAL                                   196,199             1,056,523              -86,138               86,138

         INTEREST RATE SENSITIVITY

         We are exposed to changes in interest rates primarily as a result of short-term and long-term debt used to maintain liquidity and fund our business operations. We borrow in different currencies and from different sources to meet our borrowing needs and to fund our business operations. The nature and amount of our long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. Except for our employee convertible bond obligations, all of our debt has variable interest rates dependent on LIBOR/NIBOR/PIBOR. Due to the variable rates of our debt, our interest cost will fluctuate during the course of any financial year. We do not undertake any specific actions to cover our exposure to interest risk and we are not a party to any interest risk management transactions.

         The table below sets out our estimated average interest rates on our outstanding debt based upon the implied forward rates in the yield curve as at December 31, 2000. These have been adjusted for the varying margins relating to the debt, where applicable, and assume no changes from the margins applicable at the year-end.

                                                                AVERAGE INTEREST RATE

                                               2001          2002         2003         2004        2005
                                               ----          ----         ----         ----        ----
DEBT WITH VARIABLE RATES:

    Syndicated loan (multicurrency).......     7.66%        7.50%         7.32%       7.24%       7.21%

    Loan from Nordic Investment Bank......     4.50%        4.90%         5.25%       5.50%       5.70%

DEBT WITH FIXED RATES:

    1995 Employee Convertible Bonds.......

    1996 Employee Convertible Bonds.......

    1997 Employee Convertible Bonds ......

         Note 18 to the consolidated financial statements discusses the fair value of our financial instruments.

         On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 is effective for all fiscal years beginning after June 15, 1999 (January 1, 2000 for us). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management has determined that the impact of the adoption of this statement is not material on our financial results.

         ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

         ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

         Not applicable.

         ITEM 15.     [RESERVED]

         ITEM 16.     [RESERVED]

PART III

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of Nera ASA and Subsidiaries


                                                                        Page
                                                                        ----
Report of Independent Accountants                                       F-2

Consolidated Statements of Operations for the years
ended December 31, 1998, 1999 and 2000                                  F-3

Consolidated Balance Sheets as of December 31,
1998, 1999 and 2000                                                     F-4

Consolidated Statements of Cash Flows for the
years ended December 31, 1998, 1999 and 2000                            F-6

Consolidated Statement of Changes in Shareholders'
Equity for the years ended December 31, 1998, 1999 and 2000             F-8

Notes to the Consolidated Financial Statements                          F-9

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nera ASA and Subsidiaries

         We have audited the accompanying consolidated balance sheets of Nera ASA and its Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years then ended, all expressed in Norwegian kroner. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nera ASA and its Subsidiaries as of December 31, 2000 and 1999, and their consolidated results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in Norway.

         Accounting practices used by the company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation as permitted by Form 20-F of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in Note 30.



/s/ Arthur Andersen

Arthur Andersen & Co.
Bergen, Norway
March 21, 2001

INCOME STATEMENTS

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                  1998        1999         2000        2000
(Amounts in 1,000s, except for per share amounts)                       NOK (2)        NOK          NOK        USD(1)
Sales Revenue                                                         3,003,161    2,749,738    2,539,145     288,506
Other operating revenues                                                 31,510       16,039       10,671       1,212
-----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                     3,034,671    2,765,777    2,549,816     289,719
-----------------------------------------------------------------------------------------------------------------------
Changes in inventory of work in progress and finished goods              (4,387)     (19,357)     (37,245)     (4,232)
Cost of materials                                                    (1,382,705)  (1,067,973)    (966,610)   (109,830)
Payroll expense                                                        (747,732)    (657,307)    (649,639)    (73,814)
Depreciation                                                            (71,170)     (58,667)     (66,943)     (7,606)
Other operating expense                                                (952,027)    (786,025)    (724,898)    (82,365)
-----------------------------------------------------------------------------------------------------------------------
OPERATING COSTS (3)                                                  (3,158,021)  (2,589,329)  (2,445,335)   (277,847)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING GAIN AND LOSSES                  (123,350)     176,448      104,481      11,871
-----------------------------------------------------------------------------------------------------------------------
Restructuring gain and loss                                            (171,750)     112,807                        0
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                       (295,100)     289,255      104,481      11,871
-----------------------------------------------------------------------------------------------------------------------

Income from investments in associated companies                           5,157       12,098       26,474       3,008
Financial income                                                         78,829      107,681      187,421      21,295
Financial expense                                                      (178,301)    (112,233)    (125,099)    (14,214)
-----------------------------------------------------------------------------------------------------------------------
NET FINANCIAL ITEMS                                                     (94,315)       7,546       88,796      10,089
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX                                                      (389,415)     296,801      193,277      21,961
-----------------------------------------------------------------------------------------------------------------------
Taxes                                                                    63,337      (89,223)     (56,950)     (6,471)

-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      (326,078)     207,578      136,327      15,490
-----------------------------------------------------------------------------------------------------------------------
Earnings per share, primary (NOK)                                         -4.49         2.16         1.22        0.14
Earnings per share, fully diluted (NOK)                                   -4.49         2.15         1.22        0.14
-----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2000 of $1.00 = NOK 8.801

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

(3) Due to the new Norwegian Accounting Act 1998 the presentation of operating costs have been changed.

---------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                           1999          2000         2000
(Amounts in 1,000s, except for per share amounts)                   NOK           NOK       USD(1)
---------------------------------------------------------------------------------------------------
R&D, purchased technology                                        21,431
Deferred tax asset                                                7,351        17,889        2,033
Goodwill                                                                      123,533       14,036
---------------------------------------------------------------------------------------------------
INTANGIBLE FIXED ASSETS                                          28,782       141,422       16,069
---------------------------------------------------------------------------------------------------
Land, buildings and other property                                1,573         1,540          175
Machinery and plant                                              58,320        56,975        6,474
Fixtures and fittings, tools, office machinery, etc.             81,298       120,088       13,645
---------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT                                   141,191       178,603       20,293
---------------------------------------------------------------------------------------------------
Investments in associates                                       142,817       172,428       19,592
Investments in shares                                             1,013           600           68
Prepaid pension costs                                                          12,972        1,474
Bonds and other receivables                                     127,461       210,075       23,869
---------------------------------------------------------------------------------------------------
FINANCIAL NON-CURRENT ASSETS                                    271,291       396,075       45,003
---------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                              441,264       716,100       81,366
---------------------------------------------------------------------------------------------------
Raw materials                                                   180,482       157,785       17,928
Work in progress                                                 87,194        78,602        8,931
Finished goods                                                   41,646        32,718        3,718
---------------------------------------------------------------------------------------------------
INVENTORIES                                                     309,322       269,105       30,577
---------------------------------------------------------------------------------------------------
Trade receivables                                               592,548       785,851       89,291
Cost in excess of billings                                      121,361       210,876       23,960
Other receivables                                               324,486       174,998       19,884
---------------------------------------------------------------------------------------------------
DEBTORS                                                       1,038,395     1,171,725      133,135
---------------------------------------------------------------------------------------------------
Short-term shareholdings                                          2,300
Cash and cash equivalents                                       481,534     1,320,275      150,014
---------------------------------------------------------------------------------------------------
INVESTMENTS AND CASH EQUIVALENTS                                483,834     1,320,275      150,014
---------------------------------------------------------------------------------------------------
CURRENTS ASSETS                                               1,831,551     2,761,105      313,726
---------------------------------------------------------------------------------------------------
ASSETS                                                        2,272,815     3,477,205      395,092
---------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES
---------------------------------------------------------------------------------------------------
Paid-in capital                                                 704,184     1,609,363      182,861
Retained earnings                                               265,324       367,627       41,771
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                            969,508     1,976,990      224,632
---------------------------------------------------------------------------------------------------
Pension liabilities                                              30,233        30,369        3,451
Deferred tax                                                      9,071         7,780          884
---------------------------------------------------------------------------------------------------
PROVISIONS                                                       39,304        38,149        4,335
---------------------------------------------------------------------------------------------------
Convertible loans                                                56,335
Liabilities to financial institutions                           170,121       187,108       21,260
Other non-current liabilities                                    69,278        76,198        8,658
---------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                   295,734       263,306       29,918
---------------------------------------------------------------------------------------------------
Convertible loans                                                32,125        53,704        6,102
Liabilities to financial institutions                               384         8,103          921
Trade creditors                                                 225,855       316,341       35,944
Customer advances and billings in excess of costs               340,599       422,502       48,006
Tax payable                                                      74,297        50,033        5,685
Public duties payable                                            43,433        53,725        6,104
Dividends                                                        19,600        27,240        3,095

---------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                        1999          2000         2000
(Amounts in 1,000s, except for per share amounts)                NOK           NOK        USD(1)
---------------------------------------------------------------------------------------------------
Other current liabilities                                       231,976       267,112       30,350
---------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                             968,269     1,198,760      136,207
---------------------------------------------------------------------------------------------------
LIABILITIES                                                   1,303,307     1,500,215      170,460
---------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES                                        2,272,815     3,477,205      395,092
---------------------------------------------------------------------------------------------------
CONTIGENT LIABILITIES                                           259,349       298,671       33,936
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2000 of $1.00 = NOK 8.801

(2) In accordance with the new Norwegian Accounting Act 1998 accumulated other comprehensive equity are included in unrestricted reserves. For previous years accumulated other comprehensive income (loss) was shown as a separate item.

---------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                1998        1999         2000        2000
(Amounts in 1, 000s, except for per share amounts)                     NOK (2)        NOK         NOK       USD (1)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      (326,078)     207,578     136,327      15,490
Ordinary depreciation                                                    71,170       58,667      66,943       7,606
Writedown of goodwill and financial non-current assets                   52,768        1,700                       0
Gain (loss) on sales of property, plant and equipment                   (10,859)      16,081      12,854       1,461
Gain (loss) on sale of shares                                            (6,709)     (40,119)     (1,348)       (153)
Unrealised loss on shares                                                39,681                                    0
Deferred taxes                                                          (72,450)      62,542        (126)        (14)
Provision for bad debts                                                  61,000       17,333         323          37
Net income from associated companies                                     (5,157)     (12,098)    (26,474)     (3,008)
Change in inventory                                                      86,009      122,375     (42,984)     (4,884)
Change in trade receivables                                              71,147      130,274    (193,625)    (22,000)
Change in costs in excess of billings                                   (75,642)     198,357     (89,516)    (10,171)
Change in customer advances and billings in excess of costs             121,635       17,533      81,902       9,306
Change in trade payables                                                (12,506)    (156,807)     84,403       9,590
Difference in pension costs recognized and net pension payments          21,827        9,935      (8,788)       (999)
Items classified as investment or financing activities                               (11,373)                      0
Change in other accruals                                                (14,400)    (206,049)     57,879       6,576
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                       1,436      415,929      77,770       8,836
---------------------------------------------------------------------------------------------------------------------
Proceeds from sales of property, plant and equipment                     18,601        5,013      10,560       1,200
Capital expenditure                                                     (69,858)     (60,151)   (105,849)    (12,027)
Net proceed from sale of shares                                          39,557      153,927     155,496      17,668
Loans to third parties                                                    1,770       19,483     (38,000)     (4,318)
Investments in other shares                                              (4,001)                 (33,000)     (3,750)
Other investments                                                                                 78,287       8,895
Other investments (3)                                                                (21,431)   (134,373)    (15,268)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                     (13,931)      96,841     (66,879)     (7,599)
---------------------------------------------------------------------------------------------------------------------
Repayment of long-term loans                                            (64,601)    (250,092)     (2,363)       (268)
Principal payments on capital leases                                    (12,735)                                   0

---------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                1998         1999        2000        2000
(Amounts in 1,000s, except for per share amounts)                      NOK (2)        NOK         NOK       USD (1)
---------------------------------------------------------------------------------------------------------------------
Repayment of short-term loans                                          (68,143)       (7,350)       3,088         351
Net borrowings (repayment) of bank overdraft facilities                (20,283)          169        4,631         526
Proceeds from issuance of shares                                       285,183                    860,641      97,789
Changes, Own shares                                                                               (10,930)     (1,242)
Dividends paid                                                          (9,914)                   (19,562)     (2,223)
---------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    109,507      (257,273)     835,505      94,933
---------------------------------------------------------------------------------------------------------------------

Effect of changes in currency exchange rates                            10,945        (6,640)      (7,655)       (870)
---------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                107,957       248,857      838,741      95,301
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       124,720       232,677      481,534      54,714
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             232,677       481,534    1,320,275     150,014
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2000 of $1.00 = NOK 8.801.

(2) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

(3)      Included investments as detailed in note 7.

YEARS ENDED DECEMBER 31,                                                  1998        1999         2000        2000
                                                                           NOK         NOK          NOK       USD (1)
-----------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOWS INFORMATION :
-----------------------------------------------------------------------------------------------------------------------
Cash paid during the year for :
         Interest                                                          58,142       35,105      22,760     2,586
         Taxes                                                             37,770      (12,473)     73,536     8,355
-----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES :
-----------------------------------------------------------------------------------------------------------------------
Liabilities assumed in connection with acquisitions
Contractual liability to seller for Nera India Ltd.
Shares received for assets                                                  8,163
hort-term receivable from Kitron ASA
Amounts capitalized for financial leases                                    6,205
Assets leased to customers                                                 15,649
Dividends declared but not paid                                                         19,600      27,202     3,091
Conversion of employee bonds to shares in the Company                       2,084                   33,345     3,789
-----------------------------------------------------------------------------------------------------------------------

Cash flows from financial derivates (such as forwards and swaps) is classified in the same category as the item being hedged.

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 1999 of $1.00 = NOK 8.801

                                                         SHARE
                                                        CAPITAL                                ACCUMULATED
                                          NUMBER OF      (PAR                                     OTHER        NET
(Amounts in NOK 1,000s, except for         SHARES        VALUE     RESTRICTED  UNRESTRICTED   COMPREHENSIVE   INCOME
number of shares                         OUTSTANDING     NOK 2)     RESERVES     RESERVES        INCOME       (LOSS)      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Allocation of net income and transfers                                12,945       56,064                     (69,009)
BALANCE AT DEC 31, 1997                   66,003,350     132,007     396,951      269,132          (7,347)                 790,743
Comprehensive income
Net income(Loss)                                                                                             (326,077)    (326,077)
Translation adjustments                                                                            10,244                   10,244
Total Comprehensive income(loss)                                                                                          (315,833)
Change in last year's provision for
dividends                                                                          23,088                                   23,088
Transfer of net loss                                                 (39,931)    (286,146)                    326,077
Converted employee bonds                      85,383         170       1,914                                                 2,084
Issuance of shares                        30,005,000      60,010     225,173                                               285,183
Adjustments due to new Norwegian
accounting Act                                                       (72,110)      72,110
BALANCE AT DEC 31, 1998                   96,093,733     192,187     511,997       78,184           2,897           -      785,265
Comprehensive income
Net income                                                                                                    207,578      207,578
Translation adjustments                                                4,240                       (7,363)                  (3,123)
Total Comprehensive income                                                                                                 204,455
Adjustments due to new Norwegian
accounting Act                                                        41,654      (42,266)                                    (612)
Dividend                                                                                                      (19,600)     (19,600)
Allocation of net income and transfers                                12,003      175,975                    (187,978)
BALANCE AT DEC 31, 1999                   96,093,733     192,187     569,894      211,893          (4,466)          -      969,508
Comprehensive income
Net income                                                                                                    136,327      136,327
Translation adjustments                                                3,200                          290                    3,490
Total Comprehensive income (loss)                                                                                          139,817
Issurance of shares                       27,096,638      54,194     881,700                                               935,894
Purchase of own shares                                                  (619)     (10,311)                                 -10,930
Cost of shares issued                                               (41,800)                                               -41,800
Tax effect shares issued                                              11,704                                                11,704
Dividend                                                                                                      (27,202)     -27,202
Allocation of net income and transfers                                29,584       79,541                    (109,125)           0
BALANCE AT DEC 31, 2000                  123,190,371     246,381   1,453,663      281,123          (4,176)          -    1,976,990

In accordance with the new Norwegian Accounting Act 1998 accumulated other comprehensive equity are included in unrestricted reserves. For previous years accumulated other comprehensive income (loss) was shown as a separate item

The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------

(1) Due to the new Norwegian Accounting Act 1998 the financial statements have been restated to include deferred tax assets that were not recognized previously.

(2)      NOK 0.22 per share outstanding at December 31, 2000.

1.       ACCOUNTING POLICIES

         General

The consolidated financial statements of Nera ASA and its subsidiaries (the Company) are prepared in accordance with the Norwegian Accounting Act 1998 (effective for annual accounts presented as at 31 December 1999) and generally accepted accounting principles in Norway (N GAAP). All numbers are in thousand NOK if not else specifically indicated.

         Principles of consolidation

The consolidated financial statements include the accounts of the parent company, Nera ASA, and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 % of the voting rights, or has the power to control the financial and operational policies of the company. The accounting principles are uniform for the Group.

As of December 31, 2000, the Company's principal subsidiaries are as follows:

NAME OF SUBSIDIARY:                COUNTRY/REGION             SHAREHOLDING %
--------------------------------------------------------------------------------
Nera Networks AS                       Norway                     100%
Nera Electronics AS                    Norway                     100%
Nera Mechantronics AS                  Norway                     100%
Nera Satcom AS                         Norway                     100%
Nera Americas Holding Inc.             USA                        100%
Nera GmbH                              Germany                    100%
Nera Ltd.                              United Kingdom             100%
United Marine Electr. Ltd.             Jersey                     100%
Nera Finans AS                         Norway                     100%
Nera (HK) Limited                      Hong Kong                  100%
Nera Telecommunications
     Latin America SA                  Venezuela                  100%
Nera America Latina Ltda               Brasil                     100%
Nera America Latina Ltda               Columbia                   100%
Nera de Mexico SA De CV                Mexico                     100%
Nera (India) Ltd.                      India                      100%
Nera Americas Inc.                     USA                        100%
Nera Networks Inc.                     USA                        100%
Nera Telecommunications Inc.           USA                        100%

Companies acquired have been consolidated from the date the responsibility for their operations was transferred to the Company. When subsidiaries are sold or otherwise disposed of, the results until the date of disposal are included in the consolidated accounts. All significant intercompany transactions and balances are eliminated in the consolidated accounts.

The consolidated balance sheet is based on historical cost. The excess of the cost of investment in subsidiaries over the book value of the net assets acquired is accounted for by increasing the carrying value of the identifiable assets to market or appraisal value with any remaining amount shown as goodwill. Goodwill is amortized on a straight-line basis over the periods estimated to be benefited. For impairement of Goodwill, see Fixes assets and Leasing agreements.

The Company's share of the profit or loss from associated companies in which the Company owns 20 to 50 % of the voting rights and has significant financial and operational influence, is included in the consolidated income statements according to the equity method. That is, the investment's carrying amount is periodically increased (decreased) by the investor's proportionate share of the earnings (losses) of the investee and decreased by all dividends received by the investor from the investee. The share of profit or loss is presented as a financial item in the income statement and the carrying amount is included in the balance sheet as financial non-current assets.

The balance sheets of the Company's foreign subsidiaries are translated from their respective functional currencies into Norwegian kroner at the exchange rates in effect at the balance sheet date. Results of operations are translated using average exchange rates in effect during the reporting period.

Resulting translation adjustments are accumulated as a component of shareholders' equity.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2000 have been translated into United States dollars (USD) at the rate of NOK 8,801 per USD, the Noon Buying Rate on December 31, 2000. This translation should not be construed as a representation that the amounts shown could be so converted into USD at such date.

REVENUE RECOGNITION

Revenues on long-term contracts are recognized using the percentage of completion method. Under this method, income is recognized as work progresses on the contracts. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. For certain contracts where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, the Company segments the contract and recognizes revenue on each segmentable portion individually. Income recognition on contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. Revisions of cost and income estimates are reflected in the period in which the facts that require the revision become known. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

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

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both earnings (loss) per share and weighted average shares outstanding are adjusted to assume the conversion of the employee convertible bonds/option plans.

FOREIGN CURRENCY TRANSACTIONS

Monetary items denominated in foreign currencies are translated into Norwegian kroner using the exchange rate in effect on the balance sheet date. The resulting transaction gains and losses are recorded as other financial income and expense.

The Company, having NOK as its base currency, operates internationally, giving rise to certain exposure to market risks from changes in currency rates. The Company does not issue or hold financial instruments for trading or speculative purposes. The Company enters into foreign exchange forward contracts, currency swaps and currency options in order to manage its foreign exchange risk.

Forward foreign exchange contracts (forward contracts), and currency swaps are used to hedge future sales or purchases and are not recorded until the respective sale or purchase transaction is recorded. Such foreign currency transactions are considered hedges of sales when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment.

Accounts receivable and accounts payable, which are hedged, are translated using the average of the exchange rates received for all forward contracts purchased in connection with a particular long-term contract. Differences between amounts translated at actual versus average exchange rates are deferred and recorded as other assets or liabilities until the related contract is completed.

RESEARCH AND DEVELOPMENT

Costs connected with research and development are expensed as incurred. Purchased technology is capitalized at purchase cost and depreciated over project delivery period.

ADVERTISEMENT COST

Advertisement cost is expensed as incurred.

INCOME TAXES

Income tax expense includes current taxes and changes in deferred taxes. Deferred tax liabilities/assets are calculated in accordance with the liability method. Deferred income taxes are provided for all temporary differences between the financial statements and the tax basis of assets and liabilities, and tax loss carry forwards. Deferred tax liabilities are not discounted. Deferred tax asset is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized through future earnings.

CLASSIFICATION AND VALUATION OF BALANCE SHEET ITEMS

Assets and liabilities which falls due within one year from the end of the financial year or are related to the operating cycle are considered as current assets and current liabilities . Other assets/liabilities are classified as non-current assets or provisions/non-current liabilities.

Current assets are valued at the lower of cost and net realisable value (the lower of cost and market). Current liabilities and provisions/non-current liabilities are stated at the nominal amount at the transaction date. Non-current assets are stated at cost unless a permanent deterioration in value has occurred in which case the change in value must be recognised as a write-down. Long term debt is valued at the nominal amount at the transaction date.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments having an original maturity of three months or less at the date of purchase as cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead.

COSTS IN EXCESS OF BILLINGS

Costs in excess of billings represents revenue earned under the percentage of completion method but not yet billable under the terms of the contract. Total costs of the contract includes materials, labor and manufacturing overhead.

CUSTOMER ADVANCES AND BILLINGS IN EXCESS OF COSTS

Customer advances and billings in excess of costs represent advances received on contracts and billings to customers in excess of earned revenue and is classified as current liabilities.

SHARES AND SHORT-TERM SHAREHOLDINGS

Short-term shareholdings are stated at the lower of cost or market value. Investments in shares are stated at cost. Provisions are made, where necessary, to reduce the cost to the estimated net realizable value.

FIXED ASSETS AND LEASING AGREEMENTS

Property, plant and equipment (fixed assets) are stated at cost, less accumulated depreciation. Expenditures for additions, significant renewals and betterments are capitalized whereas expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired any gain or loss is included in other operating revenue and operating expenses respectively.

Assets, which have been financed through a capital lease, are capitalised in the balance sheet with a corresponding liability. The part of the rental payment which constitutes interest cost is charged as financial expense and the part which constitutes amortisation is recognised as a reduction of the liability.

Depreciation is recorded on a straight-line basis over the expected useful lives of the assets. An impairment loss is recognized if the fair value of the asset is less than the cost and if it is not considered temporary.

An asset (including goodwill) is considered impaired if the expected future cash flow associated with the asset is less than the carrying amount.

PENSION ACCOUNTING

According to the Norwegian accounting standard for pensions, the projected benefit obligation (funded and unfunded defined benefit pension plans) is the actuarial present value of benefits based upon the pension benefit formula, taking into consideration the years of service rendered and assumptions about future compensation and pension benefit level. Pension plan assets are measured at market value. Net periodic pension costs (gross pension costs less estimated return on plan assets) is included in operating expenses. The gross pension cost includes service cost, interest costs on the projected benefit obligation, and amortization of unrecognized gain or loss. Changes in estimates and deviations between actual and expected return on plan assets are amortized according to N GAAP as follows:

Accumulated effect of changes in estimates and deviations below 10% of the larger of projected benefit obligation and plan assets can be excluded from basis for income recognition.

If the accumulated effect exceeds the 10% limit at the beginning of the year, the excess amount will be amortized and recognized in income. For pension plans where plan assets exceeds the projected benefits and pension plans where the projected benefits exceed plan assets, the aggregate net asset or net obligation is recorded as a financial non-current asset or as a long-term liability, respectively. Various pension schemes are over-funded (plan assets exceed projected benefits). Due to known future obligations and expansions in the Group, the over-funded pension plans are assumed exploitable.

EMPLOYEE OPTIONS CONTRACT

Options to employees are recognized as compensation costs if the quoted market price of the stock at the grant is higher than the strike price. Social security tax is calculated based on the difference between the quoted stock price and the strike price at any time and amortized over the period the employee performs the related service.

GOVERNMENTAL CONTRIBUTIONS AND GRANTS

The Nera Group receives two types of subsidies from governmental agencies. The Company receives subsidies for some of it's normal operating activities and it receives subsidies as reimbursements for some of its capital expenditures. Contributions received for normal operating activities are recorded as a reduction of the Company's costs. Contributions received as reimbursements for certain capital expenditures, are recorded as a liability and are reduced annually by the same proportion of depreciation expense on the capitalized assets.

STATEMENT OF CASH FLOWS

The statement of cash flows provides an overview of the total cash flows from operating, investing and financing activities, respectively, and their effect on cash equivalents.

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

CHANGE IN ACCOUNTING PRINCIPLES

Following the introduction of the Norwegian Accounting Act 1998, which have been in effect from January 1, 1999, the parent Company Nera ASA has changed the accounting principle from cost to equity method for associated companies. Further, the new accounting act requires recognition of deferred tax assets that was not previously recognised. The effect of changed accounting principles has been included in the financial statements as an adjustment of the shareholders equity.

2.       SEGMENT REPORTING

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

Nera is organized primarily based on the nature of its core products and services. These products and services are grouped into 3 strategic business areas or reportable segments. These are:

- Transmission Networks - includes the design, production and distribution of microwave transmission equipment. The former production segment is merged with Transmissions Networks in 2000, and comparable figures for 1998 and 1999 changed accordingly.

- Satellite Communications - includes the design, sale, and distribution of satellite terminals and gateways.

- Wireless Broadcast Access - includes development and sale of access networks for wireless broadband.

The following table presents information about the Company's reportable segments' sales, profit or loss, assets, capital expenditures, impairments on long-lived assets and depreciation and amortization reviewed and used by the Company's chief operating decision officer. All numbers are in million NOK, except number of employees.

BUSINESS AREA:                                TRANSMISSIONS NETWORKS   SATELLITE COMMUNICATIONS  WIRELESS BROADBAND ACCESS
--------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                             2000     1999     1998    2000     1999    1998     2000     1999     1998
--------------------------------------------------------------------------------------------------------------------------
Third party orders received                  2,216    1,410    1,523     576      782   1,057       72
Third party operating revenues               1,803    1,504    1,547     709      649     946       16
Operating costs                             (1,476)  (1,233)  (1,447)   (512)    (492)   (859)     (57)
Depreciation                                   (31)     (28)     (40)    (12)     (11)    (24)     (19)
Income before R&D expenses                     295      243       60     185      145      63      (61)
Net R&D expenses                              (135)    (116)    (107)    (88)    (102)    (89)     (63)
Operating income before restr. gain &          160      127      (47)     98       43     (26)    (123)
losses
Restructuring gain & losses (1)                 (0)     (37)     (93)              40     (48)
Operating income                               160       90     (140)     98       83     (74)    (123)
--------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
--------------------------------------------------------------------------------------------------------------------------
Assets                                       1,223      871      949     214      260     399      171
Liabilities                                    591      314      504     121      194     185       44
Investments (2)                                 70       29       23      24       40      31      157
Number of employees (average) (3)              906      884    1,099     300      276     404       47
Number of employees 31.12                      925      891    1,027     291      290     417       89
--------------------------------------------------------------------------------------------------------------------------




BUSINESS AREA:                               DEDICATED COMMUNICATIONS   STAFF/ELIMINATIONS            NERA GROUP
-------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                              2000     1999     1998    2000     1999  1998    2000      1999        1998
-------------------------------------------------------------------------------------------------------------------------
Third party orders received                             219      293      37      476   227   2,902     2,888       3,100
Third party operating revenues                          186      315      22      427   227   2,550     2,766       3,035
Operating costs                                        (174)    (295)    (46)    (414) (286) (2,092)   (2,314)     (2,887)
Depreciation                                             (2)      (4)     (4)     (17)   (3)    (67)      (59)        (71)
Income before R&Dexpenses                                 9       16     (29)      (4)  (62)    391       393          77
Net R&Dexpenses                                                           (1)       2    (4)   (287)     (216)       (200)
Operating income before restr. gain &                     9       16     (30)      (3)  (66)    104       176        (123)
losses
Restructuring gain & losses (1)                          85                        25   (31)     (0)      113        (172)
Operating income                                         94       16     (30)      22   (97)    104       289        (295)
-------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
-------------------------------------------------------------------------------------------------------------------------
Assets                                                    6       94   1,868    1,137 1,063   3,477     2,273       2,505
Liabilities                                              67       33     744      728   997   1,500     1,303       1,719
Investments (2)                                           1        2       0       11    14     252        82          70
Number of employees (average) (3)                       113      245     103      348   217   1,356     1,622       1,965
Number of employees 31.12                                 8      219      35      217   190   1,340     1,406       1,853
-------------------------------------------------------------------------------------------------------------------------

The dedicated communication segment was disposed in 1999.

The reconciling items refer mainly to intersegment eliminations and activity at the Company's corporate level, including its financial subsidiary. Income earned and expenses incurred at the corporate level are incidental to the main activities of the Company.

Financial statements have been prepared from records maintained in the country in which the enterprise is located.

(1)      Restructuring gains and losses are described in Group note 29.

(2) Capital expenditures on Fixed assets, Goodwill and purchased technology.

(3)      Man-labour year, monthly average.

                                               UNITED       REST OF
                                    NORWAY    KINGDOM       EUROPE    AMERICA      ASIA       TOTAL
           ------------------------------------------------------------------------------------------
           LONG LIVED ASSETS
           1998                    104,344      57,902        548      10,860     39,830     213,485
           1999                    133,885      18,893        483       8,161      1,200     162,622
           2000                    183,647       7,739        431     109,415        904     302,136

A breakdown of long-lived assets, which includes property, plant and equipment and intangible assets, by geographic location of these operations for the last three years is as follows:

YEARS ENDED DECEMBER 31,                                   1998               1999              2000
                                                            NOK                NOK               NOK
------------------------------------------------------------------------------------------------------
SEGMENTS ASSETS
Segments assets for reportable segments                     1,778              1,244            1,595
Cash                                                          233                482            1,320
Short-term investments                                         34                  2                0
Provision for bad debts                                       (73)               (59)             (27)
Advance payment to suppliers                                   26                  2                7
Other current assets                                          246                323              168
Investmented in associated companies                            2                143              172
Long-term investments                                           5                  1                1
Defferred tax assets                                           69                  7               18
Prepaid pensions                                                6                  0               13
Long-term receivables                                         179                128              210
------------------------------------------------------------------------------------------------------
CONSOLIDATED ASSETS                                         2,505              2,273            3,477
------------------------------------------------------------------------------------------------------

3.       ORDER INTAKE PER GEOGRAPHICAL DESTINATION

                                                        2000                    1999                   1998
---------------------------------------------------------------------------------------------------------------------
Norway                                               192,407       6.6%      267,727      9.3%      295,808      9.5%
Great Britain                                        276,262       9.5%      424,248     14.7%      475,434     15.4%
Rest of Europe                                       702,804      24.3%      755,729     26.1%      549,865     17.8%
America                                              802,232      27.6%      629,598     21.8%      833,003     26.9%
Africa                                               292,305      10.1%       97,143      3.4%      174,915      5.6%
Asia                                                 438,254      15.1%      661,324     22.9%      731,804     23.6%
Oceania                                              197,779       6.8%       52,200      1.8%       38,681      1.2%
TOTAL                                              2,902,043     100.0%    2,887,969    100.0%    3,099,510    100.0%

4.       SALES PER GEOGRAPHICAL DESTINATION

                                                        2000                    1999                   1998
---------------------------------------------------------------------------------------------------------------------
Norway                                               168,450       6.6%      283,035     10.2%      378,004     12.5%
Great Britain                                        310,178      12.2%      350,163     12.7%      312,916     10.3%
Rest of Europe                                       710,882      27.8%      661,765     24.0%      551,150     18.1%
America                                              667,676      26.2%      651,198     23.5%      752,918     24.8%
Africa                                               180,076       7.1%       97,173      3.5%      139,158      4.6%
Asia                                                 463,039      18.2%      681,104     24.6%      863,845     28.5%
Oceania                                               49,515       1.9%       41,339      1.5%       36,680      1.2%
TOTAL                                              2,549,816     100.0%    2,765,777    100.0%    3,034,671    100.0%

5.       PROPERTY, PLANT AND EQUIPMENT

                                                    LAND AND        MACHINERY       FIXTURE AND
                                                   BUILDINGS        AND PLANT          FITTINGS               TOTAL
-------------------------------------------------------------------------------------------------------------------
Purchase cost as of January 1, 2000                    3,472          137,725           209,526             350,722
Acquisitions during the year                                           24,422            81,902             106,324
Disposals during the year                                             (24,893)          (35,620)            (60,513)
Translation differences                                   72              253             1,462               1,786
-------------------------------------------------------------------------------------------------------------------
PURCHASE COST AS OF DECEMBER 31, 2000                  3,544          137,506           257,270             398,320
-------------------------------------------------------------------------------------------------------------------
Depreciation January 1, 2000                          (1,898)         (79,405)         (128,228)           (209,531)
Depreciation this year                                   (67)         (15,029)          (33,475)            (48,571)
Disposals of depreciation during the year                              14,003            25,610              39,612
Translation differences                                  (39)            (100)           (1,088)             (1,228)
-------------------------------------------------------------------------------------------------------------------
DEPRECIATION AS OF DECEMBER 31, 2000                  (2,004)         (80,531)         (137,181)           (219,717)
-------------------------------------------------------------------------------------------------------------------
BOOK VALUE AS OF DECEMBER 31, 2000                     1,540           56,975           120,088             178,603
-------------------------------------------------------------------------------------------------------------------
Rate of depreciation                                     2 %           10-33%            10-33%
-------------------------------------------------------------------------------------------------------------------

6.       RENTAL AGREEMENTS

The following amounts have been charged as an expense for rental agreements of operating equipment not capitalized in the balance sheet:

                                                 2000                  1999               1998
                                                -----------------------------------------------
Building                                        43,444                48,707             62,590
Machinery and equipment                            539                                      389
Fixtures and fittings, tools, office            21,362                29,483             28,966
 machinery, etc.                                -----------------------------------------------
TOTAL                                           65,345                78,190             91,945

(1) During 1996, the buildings in Kokstadveien, Bergen were sold and leased back. The lease agreement commenced on October 1, 1996. This year's rental cost was NOK 17,292 compared to NOK,18,063 for 1999 and NOK
         17.473 for 1998. The lease agreement is for 15 years with a renewal option for additional 15 years. In accordance with Norwegian generally accepted accounting principles, the gain which resulted from the sale-leaseback of the buildings in Kokstadveien was deferred and is being amortized over the lease term of 30 years, which is inclusive of the 15 years renewal option. The deferred gain at year end of NOK 49,615 (NOK 51,563 as of December 31, 1999) is included in Other non-current liabilities.

The Company has also entered into a lease agreement for office, warehouse and production facilities at Bergerveien 12, Billingstad for the period July 1, 1998 up to June 30, 2008 with a 10 year renewal option. The rental cost for 2000 is NOK 16,973.

At December 31, 2000, future minimum payments under non-cancelable capital and operating leases with an initial term of one year or more were as follows:

                                     CAPITAL           OPERATING
YEAR                                  LEASES              LEASES
----------------------------------------------------------------
2001                                      27              61,435
2002                                      27              50,715
2003                                                      48,595
2004                                                      47,795
2005                                                      47,701
2006 and thereafter                                      190,867
----------------------------------------------------------------
TOTAL                                     54             447,109
----------------------------------------------------------------

7.       GOODWILL AND R&D, PURCHASED TECHNOLOGY

                                                             R&D, PURCHASED
                                                               TECHNOLOGY         GOODWILL               TOTAL
--------------------------------------------------------------------------------------------------------------
Purchase cost as of January 1, 2000                                21,431                               21,431
Acquisitions during the year                                        3,927          140,959             144,886
Disposals during the year                                         (25,358)                             (25,358)
Translation differences                                                                967                 967
--------------------------------------------------------------------------------------------------------------
PURCHASE COST AS OF DECEMBER 31, 2000                                   0          141,926             141,926
--------------------------------------------------------------------------------------------------------------
Depreciation this year                                                             (18,372)            (18,372)
Translation differences                                                                (21)                (21)
--------------------------------------------------------------------------------------------------------------
DEPRECIATION AS OF DECEMBER 31, 2000                                    0          (18,393)            (18,393)
--------------------------------------------------------------------------------------------------------------
BOOK VALUE AS OF DECEMBER 31, 2000                                      0          123,533             123,533
--------------------------------------------------------------------------------------------------------------
Rate of depreciation                                                                20-33%
--------------------------------------------------------------------------------------------------------------

1) R&D, purchased technology was connected to the ICO-project for handheld R&D contract have been settled in agreement with partner.

GOODWILL RELATES TO THE FOLLOWING INVESTMENTS AS OF
31. DECEMBER 2000:

----------------------------------------------------------------------------------------------------------------------------
                                                          TIME OF        PURCHASE    DEPRECIATION    BOOK       DEPRECIATION
COMPANY:                                                ACQUISITION        COSTS       THIS YEAR     VALUE          PERIOD
----------------------------------------------------------------------------------------------------------------------------
World Access, broadband activity in Dallas and
World Access, PDH-radio activity in Boston, USA       2. Quarter 2000     116,970         17,572     99,398         5 years
TSAT AS, Norway                                       4. Quarter 2000      23,990            800     23,190         5 years
Translation differences                                                       966             21        945
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     141,926         18,393    123,533
----------------------------------------------------------------------------------------------------------------------------

8.       RESEARCH AND DEVELOPMENT

As a fundamental principle the Company charges all research and development as costs. (R&D, purchased technology) is capitalized. The table below outlines expensed and capitalized R&D:

                                                     2000               1999                1998
--------------------------------------------------------------------------------------------------
Expensed R&D                                        286,745            216,386             200,367
Capitalized R&D (purchased technology)                                  21,431
--------------------------------------------------------------------------------------------------
TOTAL                                               286,745            237,817             200,367
--------------------------------------------------------------------------------------------------

It is expected that future earnings of R&D in progress will at least be equivalent to costs.

Within the segment Transmission Networks, ongoing R&D is mostly connected to the completion of SDH-link, NL2000 and further developments of products in the City-Link family.

The continuous development of mobile broadband-terminals have been the major R&D activities within the segment Satellite Communication. Further developments of the PDH radio has been carried out at the Boston Subsidiary. These efforts are carried out to be better positioned towards new regional systems.

The development of the point-to-multipoint product Velocity in Dallas together with DVB-RCS earth-stations and terminals, constitute the main R&D projects in the segment Wireless Broadband Access.

9.       PAYROLL EXPENSE, NUMBER OF EMPLOYEES ETC.

                                                   2000               1999                1998
-----------------------------------------------------------------------------------------------
Salaries, wages and holiday pay                  505,658            544,627             641,877
Other compensations etc.                          44,714             24,549              17,475
Payroll tax                                       82,389             70,831              72,195
Pension costs                                     16,878             17,300              16,185
-----------------------------------------------------------------------------------------------
TOTAL                                            649,639            657,307             747,732
-----------------------------------------------------------------------------------------------
Average number of employees (man-years)            1,356              1,622               1,965
-----------------------------------------------------------------------------------------------

10.      FINANCIAL INCOME AND FINANCIAL EXPENSES

                                                  2000               1999                  1998
------------------------------------------------------------------------------------------------
Interest income                                  83,895             32,762                23,597
Foreing currency gains                           88,319             47,311                43,466
Other financial income                           15,208             27,608                11,766
------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                187,421            107,681                78,829
------------------------------------------------------------------------------------------------
Interest on advances from customers              (4,075)            (5,519)               (3,604)
Interest expense                                (22,231)           (33,542)              (63,211)
Foreign currency losses                         (83,843)           (41,307)              (57,485)
Writedown short-term shareholdings                                  (1,700)              (37,000)
Other financial expense                         (14,950)           (30,164)              (17,001)
------------------------------------------------------------------------------------------------
FINANCIAL EXPENSES                             (125,099)          (112,233)             (178,301)
------------------------------------------------------------------------------------------------

11.      TRADE RECEIVABLES

                                                    2000                  1999
-------------------------------------------------------------------------------
Trade receivables                                  812,978              651,301
Allowance for bad debts                            (27,128)             (58,753)
-------------------------------------------------------------------------------
TOTAL                                              785,851              592,548
-------------------------------------------------------------------------------

Actual loss on trade receivables in 1999 and 2000 were respectively NOK 31,300 and NOK 5,470. Received payments on receivables that have been stated as loss amount to NOK 120 and NOK 148 in 1999 and 2000 respectively.

The political risk is relatively high in certain of the countries Nera is doing business. If considered significant, the risk is reduced through documentary credit etc. The international telecom industry is more and more concentrated around a few large groups of companies, of which two constitutes a significant portion of Neras sales/credit risk. Nera consider the credit risk related to the two groups as acceptable.

12.      OTHER RECEIVABLES

                                                                   2000                 1999
---------------------------------------------------------------------------------------------
Short-term receivables and prepaid expenses                       149,899             164,571
Outstanding settlement Airtime Billing Transaction                                    137,195
Accrued forward currency exchange contracts                         1,235              19,579
Advances to suppliers                                               7,327               1,689
Other receivables due later than 12 months                         16,537               1,452
---------------------------------------------------------------------------------------------
TOTAL                                                             174,998             324,486
---------------------------------------------------------------------------------------------

13.      TAXES

                                                                                             AMOUNTS IN NOK 1000
TAXES CONSIST OF:                                                                      2000         1999           1998
--------------------------------------------------------------------------------------------------------------------------
Tax payable:
Norway                                                                                94,137        6,809         (2,415)
Outside Norway                                                                         7,111       23,615          8,224
--------------------------------------------------------------------------------------------------------------------------
TOTAL TAX PAYABLE                                                                    101,248       30,424          5,809
--------------------------------------------------------------------------------------------------------------------------
Changes in deferred tax:
Norway                                                                               (45,041)      62,785        (75,307)
Outside Norway                                                                           743       (3,986)         6,161
--------------------------------------------------------------------------------------------------------------------------
CHANGES IN DEFERRED TAX                                                              (44,298)      58,799        (69,146)
--------------------------------------------------------------------------------------------------------------------------
TOTAL TAXES                                                                           56,950       89,223        (63,337)
--------------------------------------------------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31,                                                                2000         1999           1998
(Amounts in 1,000s)                                                                     NOK          NOK            NOK
--------------------------------------------------------------------------------------------------------------------------
EXPENSE (BENEFIT) :
Tax at Norwegian statutory rate (28%)                                                  54,118       83,104       (109,036)
Costs associated with the issuance of shares                                                                       (4,152)
Nondeductible expenses                                                                 (2,354)      (8,184)        14,727
Differences in foreign and domestic statutory rates                                     1,482       (9,320)        (6,091)
Valuation allowance                                                                    14,575       10,995         50,634
Adjustment of prior years estimated liabilities                                                      2,200         (8,763)
Income from investments in associated companies                                        (7,413)      (3,517)
Other, net                                                                             (3,458)      13,945           (656)
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                  56,950       89,223        (63,337)
--------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX

Below is given a specification of the temporary differences between book and tax values, including calculation of deferred tax liabilities/deferred tax assets by year-end.


                                                                                      2000         1999           1998
--------------------------------------------------------------------------------------------------------------------------
Basis for deferred tax:
Receivables                                                                           (26,486)     (35,347)       (23,219)
Cost in excess of billings                                                             75,099      108,788        (18,091)
Inventories                                                                             7,503       16,799         33,583
Provision for guarantees                                                              (53,323)     (34,879)       (26,744)
Other current assets                                                                   61,915      (96,436)        67,526
Loss carried forward                                                                 (201,835)     (46,430)      (313,990)
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL RELATED TO CURRENT BALANCE SHEET ITEMS                                      (137,127)     (87,505)      (280,935)
--------------------------------------------------------------------------------------------------------------------------
Fixed assets and goodwill                                                             (79,873)      69,279         98,280
Gain and loss tax account                                                             122,690
Prepaid pensions                                                                       12,629        1,869          8,723
Accrued pensions                                                                      (28,139)     (33,951)       (28,980)
Deferred gain                                                                         (27,232)     (30,153)       (53,513)
Shares and other securities                                                           (13,049)      (8,332)       (37,352)
Other temporary differences                                                              (818)        (713)
--------------------------------------------------------------------------------------------------------------------------
SUBTOTAL RELATED TO NON-CURRENT BALANCE SHEET ITEMS                                   (13,792)      (2,001)       (12,842)
--------------------------------------------------------------------------------------------------------------------------
TOTAL TEMPORARY DIFFERENCES                                                          (150,919)     (89,506)      (293,777)
--------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                   114,151       60,057         65,760
--------------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX (DEFERRED TAX ASSETS)                                                (10,109)       1,720         62,146
--------------------------------------------------------------------------------------------------------------------------


DEFERRED TAX/DEFERRED TAX ASSETS DUE TO OPERATIONS WITHIN DIFFERENT TAX REGIME           2000         1999           1998
--------------------------------------------------------------------------------------------------------------------------
Deferred tax in the balance sheet                                                       7,780        9,071
Deferred tax asset in the balance sheet                                                17,889        7,351

MATURITY FOR TAX LOSS CARRY FORWARD:                                                                                 2000
--------------------------------------------------------------------------------------------------------------------------
2008                                                                                                               15,289
Later than 2008                                                                                                   186,547
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                             201,836
--------------------------------------------------------------------------------------------------------------------------

14.      SECURITIES

                                               REGISTERED      THE COMPANY'S TOTAL                  BOOK VALUE
                                                 OFFICE:      SHARE CAPITAL (1 000)  OWNERSHIP      (NOK 1 000)
---------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES:
---------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Comm. Co Ltd.               China        CNY        4 250       36.00 %          1 945
Neratek AS                                        Norway        NOK          300       45.00 %          4 005
World Wide Mobile Comm. AS (1)                    Norway        NOK      165 000       20.00 %         30 527
Nera Telecomm. Ltd. (2)                        Singapore        SGD       18 000       47.39 %        135 951
---------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                 172 428
---------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SHARES:
---------------------------------------------------------------------------------------------------------------
IT Vest AS                                        Norway        NOK        2 550       11.76 %            600
---------------------------------------------------------------------------------------------------------------

(1) The company has changed the name from Whizace Holding AS to World Wide Mobile Communication AS

(2)      The market value of the shares is NOK 553,700 as of December 31, 2000.

All numbers are in 1000 Singapore Dollars.

The summarized financial information is extracted from the official annual report of the company:

SUMMARIZED FINANCIAL INFORMATION, NERA TELECOMMUNICATIONS LTD.

                                            2000            1999
----------------------------------------------------------------
Current assets                            92 645          58 234
Noncurrent assets                         12 413           9 776
Current liabilities                       62 061          34 691
Noncurrent liabilities                         -               -

Turnover                                 160 874         118 941
Gross profit                              35 017          22 476
Income from operations                    14 025           8 199
Net income                                10 843           6 145

15. INVESTMENTS IN ASSOCIATES

                                                        BEIJING NERA                       WORLD WIDE          NERA
                                                   STENTOFON COMM. CO LTD.   NERATEK AS   MOBILE COMM. AS  TELECOMM. LTD.    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
EXCESS VALUE ANALYSIS:
-----------------------------------------------------------------------------------------------------------------------------------
Booked equity at establishment                               1,618                380           33,000         88,794       123,792
Goodwill                                                       601                940                                         1,541
-----------------------------------------------------------------------------------------------------------------------------------
ACQUISITION COST                                             2,219              1,320           33,000         88,794       125,333
-----------------------------------------------------------------------------------------------------------------------------------
CALCULATION OF THIS YEAR'S SHARE OF
PROFIT:
-----------------------------------------------------------------------------------------------------------------------------------
Share of this year's profit                                   (637)             2,430           (2,473)        27,154        26,474
-----------------------------------------------------------------------------------------------------------------------------------
THIS YEAR'S SHARE OF PROFIT                                   (637)             2,430           (2,473)        27,154        26,474
-----------------------------------------------------------------------------------------------------------------------------------
CALCULATION OF BOOK VALUE AS OF DECEMBER 31, 2000:
-----------------------------------------------------------------------------------------------------------------------------------
Opening balance as of January 1, 2000                        2,367              4,275           33,000        103,175       142,817
This year's share of profit                                   (637)             2,430           (2,473)        27,154        26,474
Distribution from the company                                                  (2,700)                         (2,140)       (4,840)
Other changes during the year                                  215                                              7,762         7,977
-----------------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE AS OF DECEMBER 31, 2000                      1,945              4,005           30,527        135,951       172,428
-----------------------------------------------------------------------------------------------------------------------------------

16.      CASH AND CASH EQUIAVALENTS

Cash and cash equivalents for the Nera Group as of December 31, 2000 consist of NOK 1,320,275 in cash and bank deposits. The Nera Group has NOK 963 in restricted bank accounts. The tax withholding liabilities as of December 31, 2000 for the Nera Group are secured by bank guarantees totaling NOK 38,661. This amount is included in Other guarantees in note 25. Unutilised credit facilities as of December 31, 2000 was NOK 28,962 by way of bank overdraft facility and NOK 200 000 by way of syndicated loan facility.

17.      LONG TERM CONTRACTS

Revenues on long-term contracts are recognized using the percentage of completion method. The table below gives an overview for on-going projects for the Nera Group as of December 31, 2000 and 1999:

                                                                    2000                 1999
------------------------------------------------------------------------------------------------
Gross contractual amount                                          2,324,995            2,058,046
Accumulated revenues                                              1,486,793            1,558,526
Accumulated costs                                                (1,378,405)          (1,445,224)
Accumulated net result in % of accumulated revenues                    7.29 %               7.27 %
Remaining revenue on loss contracts                                       -                    -
Unpaid trade receivables                                                  -                    -
------------------------------------------------------------------------------------------------

Income recognition on long-term contracts is deferred until progress has reached a sufficient percentage of completion, based on contractual milestones, in order to estimate profits with satisfactory accuracy.

18.      FINANCIAL MARKET RISK

The company has financial instruments related to its daily operations, such as trade recievables and trade creditors. Projectfunding is under certain circumstances utilized on large salecontracts and amount to MNOK 210 pr December 31, 2000 (recorded in the balace sheet as Bonds and other receivables). 187 MNOK in loan from a credit institution is attained for funding-purpose. Two employee convertible bonds are outstanding pr December 31, 2000. The balance due amount to 54 TNOK. To reduce currency risk the company use financial derivatives like forward exchange contracts and currency swaps.

CURRENCY RISK

The company has production facilities in Norway, Great Britain, Brazil and USA and an international sales and marketing organisation with offices in a range of countries. Due to international operations, currency exchange rate exposure are present. By year end 2000 the main currency exchange rate exposure was related to Norwegian kroner versus US dollars, British pounds, Euros and Australian dollars. The company utilizes currency swaps and currency forwards to reduce currency risk exposure inherent in the company's ordinary operations.

The table below specifies, listed by purchase and sales contracts, the Company's contractual commitments converted to Norwegian kroner for currency swaps and forwards as of December 31, 2000:

FINANCIAL INSTRUMENTS

                                                                SALES CONTRACTS               PURCHASE CONTRACTS
                      FORWARD           MATURITY/           -----------------------------    ----------------------
                    CONTRACTS/         SETTLEMENT            NOTIONAL         UNREALIZED     NOTIONAL    UNREALIZED
    CURRENCY           SWAPS              DATE               CONTRACT         GAIN/(LOSS)    CONTRACT    GAIN/(LOSS)
-------------------------------------------------------------------------------------------------------------------
      AED              SWAP               2001                  7,133               340

      AUD             FORWARD             2001                 98,782               801
                       SWAP               2001                 73,808              (477)

      EUR             FORWARD             2001                 46,167            (1,066)        19,112          347
                       SWAP               2001                 70,240            (1,388)

      GBP             FORWARD             2001                 48,847              (632)         2,474            1
                       SWAP               2001                104,599              (107)        18,528           66

      SEK              SWAP               2001                                                     535

      USD             FORWARD             2001                323,790            (9,707)       141,675       (4,430)
                       SWAP               2001                293,441             4,290         28,205           10
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       1,066,807            (7,946)       210,529       (4,005)
-------------------------------------------------------------------------------------------------------------------

AED is equivalent with Emiratiske Dhiram

AUD is equivalent with Australian Dollar

The foreign currency denominated contractual amounts are converted into Norwegian kroner based on the currency exchange rates prevailing at year end. The financial instruments matures mainly within 12 months, and the maturity dates coincides with the Company's best estimate for the corresponding foreign currency denominated cash flows that are hedged. Unrealized gain/(loss) reflects the amount the company would receive if settlement was carried out as of December 31, 2000.

Trade receivables and trade creditors that are hedged with forward contracts or currency swaps, are translated at average hedge rate. The difference between average rate and actual rate appear as Accrued forward currency exchange contracts in note 12 - Other receivables.

Loan for projectfunding is mainly denominated in US dollars and British pounds/Euros. Currency risk in connection with projectfunding in US dollars is mainly reduced through the 21 TUSD loan from a creditinstitution. Projectfunding in British pounds/Euros are hedged through forward sale of pound /euro

INTEREST RATE RISK

Interest rate risk exposure is mainly related to long-term funding and project financing. Both projectfunding and loans from creditinstitutions denominated in US dollar have a variable interest rate restated with 3 -6 months intervals. Projectfunding in Euro/British pound have a fixed interest rate. The employee convertible bonds have a fixed interest rate, but a short term to maturity. Changes in the interest rate will therefore only modestly affect the company's net income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Group's financial instruments at December 31, 1998 and 2000. Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amounts and fair values of financial instruments are as follows:

AS OF DECEMBER 31,                                                    1999          1999         2000          2000
                                                                    CARRYING        FAIR       CARRYING        FAIR
(Amounts in 1,000s, except for per share amounts)                    AMOUNT         VALUE        AMOUNT        VALUE
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                             481,534       481,534    1,320,275     1,320,275
Short term investments                                                  2,300         2,300            -             -
Investments in associated companies                                   142,817       806,142      172,428       590,177
Long-term investments                                                   1,013         1,013          600           600
Other long-term receivables                                           127,461       127,461      210,075       210,075
Bank overdrafts                                                           384           384        8,103         8,103
Short term loans                                                       32,125        32,125       53,704        53,704
Long-term borrowings                                                  226,456       226,456      187,108       187,108

Derivates:
------------------------------------------------------------------------------------------------------------------------
Forward exchange contracts                                                  -        (8,131)           -       (14,686)
Currency swaps                                                              -        (2,615)           -         2,734

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Investments in associated companies

The fair value of the shares in Nera Telecommunication Ltd. is based on the closing market price as at December 30, 1999 and 2000. For other investments in associated companies, management believes that the carrying amounts as recorded at December 31, 1999 and 2000 are not impaired and reflect their corresponding fair value

Investments, short-term and long-term

The estimated fair value of some of these investments is based on quoted market prices for those or similar investments. For those shares where there is no quoted market price, it was not practicable to estimate the fair value of the Company's investment in these shares without incurring excessive costs. However, management believes that the carrying amounts as recorded at December 31, 1999 and December 31, 2000 are not impaired and reflect their corresponding air values.

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

It was not practicable to estimate the fair value of the Company's non-transferable employee bonds ("Bonds") due to the costs involved, as well as, the different features of these Bonds, as discussed in Note 22. Nera's management believes, however, that the carrying amount of these Bonds approximates their fair value.

Derivatives

The fair value of derivatives reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account all unrealized gains or losses on open contracts.

Guarantee liabilities

The Company's guarantee liabilities meet the requirement of a financial instrument in accordance with SFAS 107, however it was not practicable to estimated the fair value of these off-balance- sheet items. Management believes amounts disclosed in Note 25 approximate the fair value.


19. PREPAID PENSIONS AND ACCRUED PENSIONS

The parent company, Nera ASA, and its Norwegian subsidiaries have pension plans which give the employees the right to defined pension benefits in the future. As of December 31, 2000, there were 1,292 participants in the pension plan financed through an insurance company, 244 persons from the parent company and 1,048 from Nera's Norwegian subsidiaries. In addition, there were 94 participants, some of which opted for early retirement, included in the pension plan, which is financed solely by the Company's operating activities. The Company's early retirement plan (AFP) is a part of the uncovered schemes and AFP.

Various pension schemes are over-funded (plan assets exceed projected benefits). Due to known future obligations and expansions in the Group, the over-funded pension plans are assumed exploitable.

All pension plans in the Company are considered defined benefit plans.

SPECIFICATION OF THE PENSION COSTS                                   2000        1999        1998
--------------------------------------------------------------------------------------------------
Service costs                                                       12,087      11,058      12,985
Interest costs                                                      18,024      13,686      13,727
Expected return on plan assets                                     (13,882)     (9,935)    (11,935)
Net amortization                                                     2,580       2,491       1,408
Sale of business                                                    (1,931)
Pension costs excluding employers' social security contribution     16,878      17,300      16,185
Employers' social security contributions                             2,380       2,439         737
--------------------------------------------------------------------------------------------------
PENSION COSTS                                                       19,258      19,739      16,922
--------------------------------------------------------------------------------------------------


BENEFIT OBLIGATIONS AND FUNDED OF THE PLANS WERE AS FOLLOWS:

                                                                  2000                               1999
------------------------------------------------------------------------------------------------------------------------
                                                      INSURANCE         UNCOVERED        INSURANCE          UNCOVERED
                                                   COVERED SCHEMES   SCHEMES AND AFP  COVERED SCHEMES    SCHEMES AND AFP
------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
   obigation                                          (197,555)          (44,753)        (183,371)           (36,157)
Projected compensation increases                       (44,188)           (8,530)         (41,218)            (7,947)
PROJECTED BENEFIT OBLIGATION (PBO)                    (241,743)          (53,283)        (224,589)           (44,104)
Plan asset at fair value                               195,273                            184,148
PLAN ASSETS IN EXCESS OF (LESS THAN) PBO               (46,470)          (53,283)         (40,441)           (44,104)
Unrecognized (gain) loss                                57,839            26,667           38,227             19,821
TOTAL                                                   11,369           (26,616)          (2,214)           (24,283)
Accrued social security                                  1,603            (3,753)            (312)            (3,424)
------------------------------------------------------------------------------------------------------------------------
PREPAID PENSION (ACCRUED PENSIONS)                      12,972           (30,369)          (2,526)           (27,707)
------------------------------------------------------------------------------------------------------------------------

ASSUMPTIONS USED:                                                                             2000               1999
------------------------------------------------------------------------------------------------------------------------
Rate of return on plan assets                                                                 7.5%               7.5%
Discount rate                                                                                 7.0%               7.0%
Rate of increase in compensation                                                              3.5%               3.5%
Rate of increase in G-regulation (1)                                                          2.5%               2.5%
Rate of increase in pensions                                                                  2.5%               2.5%
Estimated rate of employee participation in AFP                                              50.0%              50.0%
------------------------------------------------------------------------------------------------------------------------


1)   G refers to social security base level

20.  CUSTOMER ADVANCES AND BILLINGS IN EXCESS OF COSTS

                                                       2000                1999
--------------------------------------------------------------------------------
Billings in excess of costs                          227,804             169,112
Received customer advances                           194,698             171,487
--------------------------------------------------------------------------------
TOTAL                                                422,502             340,599
--------------------------------------------------------------------------------

21.  OTHER CURRENT LIABILITIES

                                                       2000                1999
--------------------------------------------------------------------------------
Accrued expenses                                      56,901              37,156
Provisions for guarantees                             41,571              42,060
Accrued interest                                       6,047              11,137
Accrued agent commissions                             11,874               7,343
Other current liabilities                             89,917              19,665
Provision for restructuring costs in Nera Ltd.1        5,947              37,787
Called, not paid, share capital World Wide
   Mobile Communication AS                            33,000
Provision for holiday pay,salary, etc.                54,855              43,828
--------------------------------------------------------------------------------
TOTAL                                                267,112             231,976
--------------------------------------------------------------------------------


1) The restructuring costs is mainly ralated to employee being redundant in Nera UK. The restructuring programme will be completed during 2001.


22.  CONVERTIBLE LOANS AND NON-CURRENT LIABILITY TO FINANCIAL INSTITUTIONS

                                                                          ANNUAL       INTEREST           LIABILITY AS  LIABILITY AS
                                                   CURRENCY  MARKET      AVERAGE        RATE               OF DEC. 31    OF DEC. 31
                                            CURR.   AMOUNT   VALUE   INT. RATE (IN%)   TERM    MATURITY      2000          1999
------------------------------------------------------------------------------------------------------------------------------------
CONVERTIBLE LOANS:
Short-term employee convertible bonds(1)     NOK        --       --        8.00        Fixed      2000                     32,125
Short-term employee convertible bonds(2)     NOK        --       --        7.00        Fixed      2001       34,019
Short-term employee convertible bonds(3)     NOK        --       --        5.70        Fixed      2001       19,685
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHORT-TERM CONVERTIBLE LOANS                                                                           53,704        32,125
------------------------------------------------------------------------------------------------------------------------------------
Long-term employee convertible bonds(2)      NOK        --       --        7.00        Fixed      2001                     36,650
Long-term employee convertible bonds(3)      NOK        --       --        5.70        Fixed      2001                     19,685
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM CONVERTIBLE LOANS                                                                                          56,335
------------------------------------------------------------------------------------------------------------------------------------
CONVERTIBLE LOANS TOTAL                                                                                      53,704        88,460
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT TO FINANCIAL INSTITUTIONS:
Nordic Investment Bank(4)                    USD    21 000  186 785        6.76      3-6 months   2002      186,785       168,756
Other long-term debt to financial                                                                               323         1,365
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                       187,108       170,121
------------------------------------------------------------------------------------------------------------------------------------


                               2001       2002       2003       2004      TOTAL
--------------------------------------------------------------------------------
Repayment Schedule           53,818    186,899         87          9    240,812
--------------------------------------------------------------------------------


(1) In March 1995, Nera ASA issued non-transferable convertible bonds of NOK 50 millon to employees in Nera ASA and Subsidiaries. The bonds matured on March 31, 2000.

(2) In June 1996, Nera ASA offered NOK 50 million aggregate principal amount of its 7% non-transferable convertible bonds to all fulltime employees and apprentices of the Company and certain subsidiaries and board members of Nera ASA, including the Executive Chairman and the executive officers of the Company. The bonds mature on July 1, 2001 and have a principal amount of NOK 100 each. Each bond entitles the holder thereof to convert into shares (i) up to 50% of the aggregate principal amount of such bond from July 1, 1999 until maturity; and (ii) up to 75% of the aggregate principal amount of such bond (to the extent not previously converted) from July 1, 2000 until maturity; and (iii) up to 100% of the aggregate principal amount of such Bonds (to the extent not previously converted) from January 1, 2001 until maturity. The conversion price for such shares will be NOK 54 from and after July 1, 1999, increasing by 2% at the end of each three-month period following July 1, 1999, subject to adjustments to reflect payments of dividends, if any.

(3) In June 1997, Nera ASA offered NOK 35,6 millon aggregate principal amount of its 5,7% non-transferable convertible bonds to all fulltime employees and apprentices of the Company and certain subsidiaries and board members of Nera ASA, including the Executive Chairman and the executive officers of the Company. The bonds mature on July 1, 2001 and have a principal amount of NOK 100 each. Each bond entitles the holder thereof to convert into shares (i) up to 50% of the aggregate principal amount of such bond from July 1, 1999 until maturity; and (ii) up to 75% of the aggregate principal amount of such bonds (to the extent not previously converted) from July 1, 2000 until maturity; and (iii) up to 100% of the aggregate principal amount of such Bond (to the extent not previously converted) from January 1, 2001 until maturity. The conversion price for such shares will be NOK 66.75 from and after July 1, 1997, increasing by 1% at the end of each month following July 1, 1997, subject to adjustments to reflect payments of dividends, if any. The Company has the right to redeem a bondholder's bonds if the bondholder ceases to be an employee of the Company or of a Company subsidiary.

(4)  The entire loan matures on March 2002.


23.  CHANGES IN SHARE CAPITAL

The share capital of Nera ASA as of December 31, 2000 consists of one single class of shares with a total of 123 190 371 shares. The face value of NOK 2 per share gives a total share capital of NOK 246 380 742. Each share entitles the owner to equal rights in the Company, and existing shareholders have priority to subscribe in prospective share issues.

Development i shares and share capital from January 1, 2000 to December 31, 2000:

----------------------------------------------------------------------------------------------------------------------
                                                       CHANGE IN       FACE VALUE      TOTAL SHARE
MONTH                TYPE OF CHANGE                  SHARE CAPITAL   PER SHARE (NOK)     CAPITAL      NUMBER OF SHARES
----------------------------------------------------------------------------------------------------------------------
1. January 200       Status                                   --            2          192,187,466       96,093,733
January 2000         Bond conversion                      48,396            2          192,235,862       96,117,931
January 2000         Bond conversion                       7,142            2          192,243,004       96,121,502
March 2000           Private placement (options)       1,150,000            2          193,393,004       96,696,502
March 2000           Bond conversion                   2,222,730            2          195,615,734       97,807,867
June 2000            Public offering                  50,000,000            2          245,615,734      122,807,867
August 2000          Private placement (options)         270,000            2          245,885,734      122,942,867
August 2000          Private placement (options)          80,000            2          245,965,734      122,982,867
October 2000         Bond conversion                      13,008            2          245,978,742      122,989,371
October 2000         Private placement (options)         402,000            2          246,380,742      123,190,371
----------------------------------------------------------------------------------------------------------------------


EQUITY ISSUE

The General Meeting of Nera on May 5, 1999 gave the Board of Director authority, valid for 2 years, to issue up to 1 500 000 new shares with a face value of NOK 2 per share at a subscription rate of NOK 15,73 to support introduction of an incentive scheme for 26 senior managers and key personnel in the Company and its subsidiaries ("Optionprogram 1999"). According to this proxy, existing shareholders have yielded priority to subscribe in prospective share issues.

The Extraordinary Generel Meeting of Nera May 2, 2000 gave the Board of Directors authority to increase share capital up to NOK 19 339,3 through one or a series of share issues in relation to mergers, acquisition and other Company objectives. Existing shareholders have yielded priority to subscribe according to this proxy which is valid 24 months from the date of the Extraordinary General Meeting. Per March 21, 2001 the Company have not utilized this proxy.

POWER OF ATTORNEY CONCERNING PURCHASE OF OWN SHARES

The Extraordinary General Meeting of Nera May 2, 2000 gave the Board of Directors power of attorney to buy and own Nera ASA shares. This power of attorney is valid 18 months from the date of the General Meeting and the face value of the shares bought can not surpass NOK 19 229,3. Additionally the price can not be lower than face value and can not exceed NOK 150 per share. These stocks can be used in relation to aquisitions, transactions where compensation is rendered through own shares, sale to employees in connection with incentiveprograms/optionprograms or transaction with the stock market where Nera is qouted. In June 2000 309 600 Nera shares at exchange rate NOK 35,20 were bought under this power of attorney. The Company has not bought or sold own shares from January 1 2001 to March 21 2001.


CONVERTIBLE BONDS

Per 31.12.2000 Nera ASA had 2 outstanding convertible bonds, totaling TNOK 53 704, with a right to convert bonds to stock as further described in note 22


INCENTIVEPROGRAM/OPTIONPROGRAM

According to the "Optionprogram 1999" there were issued options to subscribe 1 290 000 shares, whereas 339 000 is not exercised as of December 31, 2000. These options can be exercised through April 30, 2001.

March 14, 2000 2 335 000 new share options were awarded according to "Optionprogram 2000". Nera employees can exercise these share options from March 1, 2002 through April 30, 2004. The strike price will increase by 1% per month until the option is exercised. The strike price will be respectively NOK 53,31 and NOK 63,98 per share March 1, 2002 and April 30, 2004. The "Optionprogram 2000" presuppose repurchase of own shares.


24.  GOVERNMENT GRANTS AND CONTRIBUTIONS

The amount of NOK 13 548 has been booked as operating grant in 2000

COVERING:                                        2000         1999         1998
--------------------------------------------------------------------------------
R&D costs                                       13,548        7,889        9,268
--------------------------------------------------------------------------------


Research and development contributions are related to 13 projects, whereby 10 are finished at the year-end 2000. Completion of the remaining 3 projects are expected to be completed during 2001.

For SND-projects, the Company is obligated to partially refund the contribution received in proportion to the Aero products turnover during the period January 1, 1998 to December 31, 2003. The refund ranges from 5% to 11.5% based on the turnover in the interval ranging from NOK 110 million to NOK 325 million


25.  COMMITMENTS/CONTINGENT LIABILITIES

                                                         2000              1999
--------------------------------------------------------------------------------
Guarantees for contracts                               168,684           171,813
Other guarantees                                       129,987            87,536
--------------------------------------------------------------------------------
TOTAL                                                  298,671           259,349
--------------------------------------------------------------------------------


All companies in the Group are jointly responsible for the established group cash pooling/credit facility arrangement. For leases agreements see note 5.

Nera is from time to time party to disputes relating to its regular business. Nera has not, during 1999 and 2000, been a party to any lawsuits, arbitrations or other disputes resulting in payments to another party of NOK 1 million or more.


26.  EARNINGS PER SHARE

                                                                             2000         1999          1998
--------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Result for the period                                                       136,327      207,578      -326,078
Weighted average shares outstanding (year-end)                              111,607       96,094        72,569
Basic earnings per share (NOK)                                                 1.22         2.16        - 4.49
--------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Result for the period                                                       136,327      207,578      -326,078
Add back interest on convertible bonds, net of taxes                                       4,665
Subtotal                                                                    136,327      212,243      -326,078
Weighted average shares outstanding (year-end), after adjustments for
  convertible bonds                                                         111,803       98,537        72,569
Diluted earnings per share (NOK)                                               1.22         2.15         -4.49
--------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING (AFTER ADJ. FOR CONV. BONDS):
Weighted average shares outstanding (year-end)                              111,607       96,094        72,569
Adjustments for convertible bonds                                                          2,218
Adjustments for share options                                                   196          225
Weighted average shares outstanding (year-end), after adjustments for
  convertible bonds                                                         111,803       98,537        72,569
--------------------------------------------------------------------------------------------------------------


For dilutive earnings per share purposes, both net earnings and shares outstanding are adjusted to assume the conversion of all employee convertible bond issuance's. The "if converted method" was used, which assumes that the Company's convertible bonds were converted into shares at the earliest possible time at the most advantageous conversion rate available. For 1998 and 2000 the convertible bonds are not included in the calculations since its inclusion would have an antidilutive effect on the diluted earnings per share calculation. The diluted earnings per share calculations only take into consideration those options contract where the strike price is lower than the market value during the period for the options contract. Accordingly, only "the Option Program for 1999" is included in the calculations.


27.  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into a number of transactions with related parties, primarily affiliated companies.

Transactions with affiliated companies during 1998,1999 and 2000, included in Nera Group's consolidated financial statements, were as follows:

                                       OPERATING REVENUES           OPERATING COSTS       TRADE RECEIVABLES     TRADE PAYABLES
                                    -------------------------  -------------------------  ------------------  ------------------
ASSOCIATED COMPANIES (20-50%):        2000     1999     1998     2000     1999     1998   31.12.00  31.12.99  31.12.00  31.12.99
--------------------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Comm. Co Ltd.               2
Nera Globecom (India) Pvt. Ltd.                           481
Copytema AS                                                36                        189
Neratek AS                           19,629   16,374   22,857                19             3,225     1,404        20        20
Nera Telecomm. Ltd.                  99,076   22,482            37,774   15,371            56,036    12,637     7,173        35
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                               118,705   38,858   23,374   37,774   15,390      189   59,261    14,042     7,193        55
--------------------------------------------------------------------------------------------------------------------------------

28.  SIGNIFICANT TRANSACTIONS

                                                      OPERATING
                                      TRANSACTION   RESULT FOR THE     DATE OF
                                         AMOUNT      UNIT IN 2000    TRANSACTION
--------------------------------------------------------------------------------
SALE:
Sale of factory, Oslo                   101,722          1,553        01.07.2000
PURCHASE:
Purchase World Access divisions         115,371        (89,346)       07.04.2000
--------------------------------------------------------------------------------
TOTAL                                                  (87,793)
--------------------------------------------------------------------------------


We outsource the manufacturing of our satellite communications terminals primarily to Flextronics in Oslo, Norway and also to Kitron in Risor, Norway pursuant to long-term agreements and depending on capacity. If Flextronics and Kitron do not perform, we will have trouble meeting delivery schedules which could result in a material loss of sales and customers. In addition, we would be required to find an alternative source of satellite communications terminals, resulting in the incurrence of additional costs.


29.  RESTRUCTURING GAIN AND LOSS

                                                    2000       1999       1998
--------------------------------------------------------------------------------
Gain on sale of Nera Telecommunications Ltd.                 105,850
Gain on sale of Airtime Billing, Nera Ltd., UK                35,819
Gain on sale of Nera Mobildata AS                              4,017
Restructuring costs, Nera Ltd.                               (37,413)   (71,000)
Restructuring of the Satellite business area                   4,534    (48,000)
Other restructuring costs                                               (52,750)
--------------------------------------------------------------------------------
TOTAL                                                   0    112,807   (171,750)
--------------------------------------------------------------------------------


In addition, the gain on sale of Contec Design AS in 1999 is included in Operating revenues with NOK 2,147. As Operating cost and as financial expenses in 1998, there were expensed repectively NOK 196,135 and NOK 37,000. Thus, total write-downs, depreciations and restructuring provisions for 1998 amounts to NOK 404,885.

The write-downs and restructuring provisions taken in 1998 are specified as follows:

     Restructuring costs Nera Ltd                   NOK      71,000,000
     Restructuring of Satellite business area       NOK      48,000,000
     Other restructuring costs                      NOK      52,750,000
     Goodwill Write-down, Nera UK                   NOK      54,000,000
     Other inventory write-downs                    NOK     105,000,000
     Write down of securities                       NOK      37,000,000
     Write-down of other receivables                NOK      37,000,000
     ------------------------------------------------------------------
     Total                                          NOK     404,750,000


-    Restructuring costs Nera Ltd.:

     In 1998 Nera group management initiated a full review of the `Business Area Production' (BAP) to establish if synergies could be made by a higher degree of co-ordination between the different production units. At that time Nera had production units in Bergen (Norway), Oslo (Norway), Luton
     (UK), Singapore (SEA) and an extensive co-operation agreement with Kitron AS, in Risor (Norway).

     The review showed that there were considerable duplication of certain processes in the units and that synergies could be achieved by structuring BAP differently. The decision was made to streamline production further, cultivate specialisation and to reduce total capacity, to align it better with current demand.

     As the production unit in Luton (UK) was the smallest one and at that point was making old products that would soon be phased out of Neras portfolio, management resolved to scale down the Luton operation from approximately 170 people to approximately 100 people. Board decision was taken on August 24th 1998 and no significant changes to the plan was likely. The decision was communicated to the employees and the jobs to be made redundant were identified in the same year. The intention was to keep producing Nera's PDH/Access radios to meet the demand from existing customers, not to keep higher capacity and try to win new customers and increased revenues based on mature products. The main elements of the restructuring charges where: provisions for redundancies, inventories and bad debts, totalling NOK 71,000,000.

     In 1999 it became clear that new radio products (alternatives to PDH/Access) entered the market at a rapid pace and that some old Nera customers opted to switch away from Nera's PDH/Access products sooner than previously expected. Based on this new situation, Nera management then initiated a further scale down of the Luton operation, from approximately 100 people to approximately 50 people. The main elements of these restructuring charges were: provisions for redundancies, write down of fixed assets and write down of certain stock, totalling NOK 37,413,000. The table below sets forth the details and timeliness of the elements of the Nera Ltd. restructuring:

Restructuring Nera  Ltd              Involuntary         Inventory and       Bad debt       Impairment of
                                     terminations       contract prov.1)    provisions       Fixes Assets    Other       Total
------------------------------------------------------------------------------------------------------------------------------
Initial accrual in 1998                 18,000              20,000           14,000              5,700      13,300      71,000
  Cash payments                        -14,031              -5,000 2)       -14,000                  0     -11,500     -39,531
  Disposals/Final write off                  0             -15,000                0             -5,700           0     -20,700
December 31, 1998                        3,969               5,000                0                  0       1,800      10,769
  New charges                            3,200              16,940            3,700              8,350       5,223      37,413
  Cash payments                         -3,969                   0                0                  0      -1,426      -5,395
December 31, 1999                        3,200              21,940            3,700              8,350       5,597      42,787
  Cash payments                           -568                                                              -2,282      -2,850
  Disposals/Final write off                                -16,940           -3,700             -8,350                 -28,990
December 31, 2000                        2,632                   0                0                  0       3,315       5,947


1) Under US GAAP (EITF 96-9) inventory write downs would be classified as cost of sales

2)   payments made to certain contract partners.

-    Restructuring of the satellite business area:

     The Business Area `Land Earth Stations' (LES), which develops and sells large land based satellite receiver/transmitter stations for the INMARSAT system, was evaluated in 1998. INMARSAT had at that point reached the level of global coverage that was desired, resulting in a change in focus for LES, from development and sale of new stations, to maintain, upgrade and service the existing stations within the INMARSAT system. As a realisation of this situation, management resolved to recognise restructuring costs for this Business Unit (BU). Board decision was taken on August 24th 1998 and no significant changes to the plan was likely. The decision was communicated to the employees. The main components of this restructuring were; write down of inventories, phase out the small BU `Business Communication', and certain smaller restructuring costs, totalling NOK 48,000,000.

     In 1999, management recognised that some of the 1998 general restructuring charges had been higher than proved necessary and wrote back NOK 4,534,000. This reversal was primarily due to savings in planned redundancy programs, as many employees got other employment by themselves and thereby left without redundancy costs to the company. The table below sets forth the details and timeliness of the elements of the Satellite restructuring:

Satellite                             Involuntary        Inventory and
                                     terminations       contract prov.1)         n/a        n/a           n/a         Total
---------------------------------------------------------------------------------------------------------------------------
Initial accrual in 1998                 13,000              35,000                                                   48,000
  Cash payments                         -8,466                                                                       -8,466
  Disposals/Final write off                                -28,000                                                  -28,000
December 31, 1998                        4,534               7,000                                                   11,534
  Disposals/Final write off                                 -7,000                                                   -7,000
  Reversal                              -4,534                   0                                                   -4,534
December 31, 1999                            0                   0                                                        0
December 31, 2000                            0                   0                                                        0

1) Under US GAAP (EITF 96-9) inventory write downs would be classified as cost of sales

2)   payments made to certain contract partners.

-    Other restructuring costs:

     In 1998 management and the board of directors of Nera started an extensive examining of the group structure and the individual divisions within the whole group. The above restructuring of the Luton factory and the LES business area were the major restructuring elements. Additionally, several smaller elements were lumped into the line item, `Other restructuring costs', totalling NOK 52,750,000. The major elements of this were: revision of profits for certain large projects, discontinue small BU in Pakistan, various smaller provisions and provision for various small projects. The table below sets forth the details and timeliness of the elements of the Other restructuring charges.

Other                                 Involuntary      Inventory and      Bad debt
                                      terminations     contract prov.1)  provisions     n/a              Other       Total
---------------------------------------------------------------------------------------------------------------------------
Initial accrual in 1998                11,000               17,000          5,000                        19,750       52,750
  Cash payments                        -8,000              -17,000 2)      -3,000                        -7,500      -18,500
December 31, 1998                       3,000               17,000          2,000                        12,250       34,250
  Cash payments                        -3,000                                                                         -3,000
  Disposals/Final write off                                                -2,000                                     -2,000
December 31, 1999                          0                17,000              0                        12,250       29,250
  Cash payments                                                                                          -6,000       -6,000
  Disposals/Final write off                                                                              -2,000       -2,000
December 31, 2000                          0                17,000              0                         4,250       21,250

1) Under US GAAP (EITF 96-9) inventory write downs would be classified as cost of sales

2)   payments made to certain contract partners.

-    Goodwill Write-down in Nera UK:

     After the purchase of Spectra Physics in 1995, Nera booked the difference between purchase price and tangible assets as goodwill. This goodwill was depreciated up to 1998, when it became clear that the acquisition would not contribute as planned. At that point the whole balance was written off.

-    Inventory write-downs:

     Various inventory items, relating both to regular inventory obsolescence and `sales-orders' stock, was written down as the sales orders were discontinued or uncertain, and inventory deemed obsolete.

-    Write down on sales of securities:

     Certain securities were written down to estimated fair value and certain securities were sold at a loss. See note 30, item d) write-downs.

-    Write-down on other receivables:

     Certain specific projects relating primarily to new product development and vendor financing, were re-valued and written down accordingly in 1998.

     The restructuring charge came about as a response to the fact that during 1998 management and the board of directors of Nera started an extensive examination of the group structure and the individual divisions within the group. This review focused on assessing the earnings potential of the individual parts of the business and adapting targets and strategies to the current situation. In this respect, a financial examination of the Group's activities was also carried out.

     In connection with the strategic and financial review of the group, management observed that the group was suffering from an absence from commercial focus and a clear strategic direction. In addition, the group had not been able to fulfil intentions that had been communicated to the market with respect to improved profit margins and disposal of loss making entities. Management also found that the group had been focusing too much on growth and too little on profitability and balance sheet improvement, with the result that working capital in the group had increased considerably over the preceeding two years.

     The strategic and financial examination of the group showed that the various divisions were facing different challenges in the coming years. Management therefore initiated a process whereby the parts of the group, which were not defined as core activities were either sold or wound up.

      Against this background of strategic and financial examination of the group, management and the board of directors of Nera decided to record NOK 405 million in normal operation costs and write-downs in 1998 associated with the reorganisation of the business.

30. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES.

The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway (N. GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP).

Following is a summary of the adjustments under U.S. GAAP that would affect the Company's consolidated net income (loss) and shareholders' equity as of and for the years ended December 31, 1998, 1999 and 2000 together with a discussion of the principal differences between N. GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements.

YEARS ENDED DECEMBER 31,                                   1998            1999           2000           2000
                                                       --------------------------------------------------------
                                                           NOK             NOK            NOK            USD(1)
(Amounts in 1,000s, except for per share amounts)
---------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME(LOSS):
Net income(loss) reported under N. GAAP                  (326,078)(2)    207,578        136,327         15,490
U.S. GAAP adjustments:
   a) Accounting for hedging transactions                  (2,932)        46,028
   b) Accounting for pensions                              (1,145)        (2,713)        (2,158)          (245)
   c) Goodwill                                                                          (36,565)        (4,155)
   d) Marketable securities                                29,608        (29,608)
   e) Capital leases                                       (4,552)         3,426            196             22
   h) Taxes                                                21,509 (2)    (35,968)        10,788          1,226
---------------------------------------------------------------------------------------------------------------
NET INCOME(LOSS) UNDER U.S. GAAP                         (283,590)       188,743        108,588         12,338
---------------------------------------------------------------------------------------------------------------
   g) Basic earnings(loss) per share under U.S. GAAP        (3,90)          1,96           0,97           0,11
   g) Diluted earnings(loss) per share under U.S. GAAP      (3,90)          1,96           0,97           0,11
---------------------------------------------------------------------------------------------------------------

AS OF DECEMBER 31,                                         1998            1999           2000           2000
                                                       --------------------------------------------------------
                                                           NOK             NOK            NOK            USD(1)
(Amounts in 1,000s)
---------------------------------------------------------------------------------------------------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:
Shareholders' equity reported under N. GAAP               785,265 (1)    969,508      1,976,990        224,632
U.S. GAAP adjustments:
   a) Accounting for hedging transactions                 (46,028)
   b) Accounting for pensions                               6,859         (5,645)        (6,395)          (727)
   c) Goodwill                                                                          (36,565)        (4,155)
   d) Marketable securities, unrealized holding           (29,608)
         gain/loss
   d) Marketable securities, reversal                      29,608
   f) Dividends payable                                                   19,600         27,202          3,091
   e) Capital leases                                       (4,552)        (1,126)          (930)          (106)
   h) Taxes                                                36,828 (1)        860         11,648          1,323
---------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY UNDER U.S. GAAP                      778,372        983,197      1,971,950        224,058
---------------------------------------------------------------------------------------------------------------


Translation of amounts from Norwegian kroner (NOK) into United States dollars
(USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2000 of $1.00 = NOK 8.801

(1) A new accounting law was implemented in Norway 01.01.1999. The new law introduced a set of new accounting rules, some that Nera had not applied before: Recognition of deferred tax assets is now similar to USGAAP. Accordingly, Nera's comparable figures for 1998 were changed in the official 1999 Financial Report vs actual 1998 reports. The effect for 1998 (vs 1998 20F filing) was 69.370 NOK. .The effect of changed accounting principles has been included in the financial statements as an adjustment of the shareholders equity.

(a) Accounting for hedging transactions

The company has not adopted SFAS133 as of December 31, 2000. See description and assessments under n) below.

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

Contracts that do not hedge firm commitments

Under U.S. GAAP, a foreign currency transaction is considered a hedge of an identifiable foreign currency commitment only when the foreign currency transaction is designated as, and is effective as, a hedge of a foreign currency commitment, and the foreign currency commitment is firm. If these criterias are not met, the foreign currency transaction is considered speculative (a contract that does not hedge a firm commitment). Gains and losses on contracts that do not hedge firm commitments are recognized in income.

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

The required U.S. GAAP pension disclosure information is included below.

                                                                            1998         1999          2000
------------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATIONS
Projected benefit obligations at beginning of year                        200,347      209,757       268,694
Service cost                                                               13,482       11,785        12,089
Interest cost                                                              13,947       14,529        18,023
Actuarial gain/loss                                                       (13,570)      37,027        18,901
Benefits paid                                                              (2,193)      (4,404)       (8,909)
Projected benefit obligations at end of year                              212,013      268,694       308,798
Impact of disposals                                                        (2,256)                   (13,772)
Projected benefit obligations at end of year                              209,757      268,694       295,026
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                            162,980      142,812       184,208
Actual return on plan assets                                              (16,868)      10,621        13,881
Contribution by employer                                                      --            --        24,487
Actual gain/loss                                                                        33,177       (16,313)
Benefits paid                                                              (1,714)      (2,402)       (6,242)
Fair value of plan assets at end of year                                  144,398      184,208       202,021
Impact of disposals                                                        (1,586)                    (6,748)


Fair value of plan assets at end of year                                  142,812      184,208       195,273
ABO in excess of plan assets
Plan with assets in excess of ABO                                          13,369          777            --
Plan with ABO in excess of assets                                          33,092       36,157        47,035
RECONCILIATION TO BALANCE SHEET

                                                                            1998         1999          2000
------------------------------------------------------------------------------------------------------------
Funded status of the plan                                                 (67,615)     (84,517)      (99,753)
Unrecognized net loss                                                      38,478       31,002        61,208
Unrecognized net transition                                                11,979       10,029         7,278
Unrecognized plan amendments                                                5,898       15,038        12,607
Adjustment required to recognize minimum liability                        (12,298)     (10,576)      (27,776)
Accrued pension cost                                                      (23,558)     (39,024)      (46,436)
Amounts recorded under NGAAP                                              (14,704)     (26,498)      (15,249)
Intangible asset                                                            1,995        6,881        24,792


Differences                                                                (6,859)      (5,645)       (6,395)
Service cost                                                               13,482       11,785        12,089
Interest cost                                                              13,947       14,560        18,023
Expected return on plan assets                                            (12,159)     (10,621)      (13,881)
Amortization of unrecognized net loss                                         393        1,122           (96)
Amortization of unrecognized net transition obligation                      1,950        2,713         1,854
Amortization of unrecognized plan amendments                                  454          454         1,047
Net periodic pension cost                                                  18,067       20,013        19,036

Amounts recorded under NGAAP                                                6,922       17,300        16,878

Differences                                                                 1,145        2,713         2,158


The table above is a presentation of all pension plans aggregated.

Impact of disposals in 1998 and 2000 are the sales of Nera Mobildata AS and the production facilities at Billingstad (Oslo), respectively.

In accordance with SFAS 87, the Company has recorded an additional minimum pension liability for plans of NOK 12,298, NOK 10.576 and NOK 27.776 as of December 31, 1998, 1999 and 2000 respectively, representing the excess of unfunded accumulated benefit obligations over the recorded accrued pension liability. A corresponding amount has been recognized as an intangible asset. Any additional minimum pension liability in excess of unrecognized prior year service cost has been charged to other comprehensive income after tax.

The reconciliation to balance sheet above shows a difference between Norwegian GAAP and U.S. GAAP of NOK 8,854, NOK 12,526 and NOK 31,187 for the years 1998, 1999 and 2000, respectively. This amount differs from what is adjusted in equity (NOK 6,859, NOK 5,645 and NOK 6,395), with additional minimum liability not charged to equity as described in the paragraph above.

The assumptions used for U.S. GAAP is equal to assumptions for NGAAP. see note 19.:

The respective social security costs accrued were NOK 2,972, NOK 3,736 and NOK 2,150 as of December 31, 1998, 1999 and 2000 respectively. The pension plan assets are invested in equities and fixed income securities.

(c)  Goodwill

One of the acquisitions in 2000 does not qualify as purchase of a business under USGAAP. The part of the purchase price not being allocated to other identifiable assets is expensed as purchased R&D. The remaining purchase price, less current year depreciations, NOK 53,579, will under USGAAP be classified as identifiable fixed and intangible assets.

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

Marketable securities, unrealized holding gains/losses:

                                                  GROSS        GROSS
                                                UNREALIZED   UNREALIZED   MARKET
                                     COST         GAINS        LOSSES     VALUE
--------------------------------------------------------------------------------
1998:
Corporate equity securities          63,980                    29,608     34,372
1999:
Corporate equity securities
2000:
Corporate equity securities


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

The depreciation expense for the year ended December 31, 2000 related to the Company's capital leases was approximately NOK 6.112 and the accumulated depreciation as of December 31, 2000 was NOK 14,466, arriving at a total net book value as of December 31, 2000 of NOK 9,747. The obligation under capital leases would have been approximately NOK 10,677. In accordance with Norwegian GAAP, the leases were recorded as operating leases.


(f)  Dividends proposed

Under Norwegian GAAP, dividends are provided for as a current liability in the fiscal year in which they are proposed by the Board of Directors and are subject to approval by the shareholders at the annual general meeting.

Under U.S. GAAP, dividends are not accrued until approved and declared by the Company.


(g)  Earnings (Loss) per share

For the year ended 1998:

(Amounts in 1,000s, except for Earnings (Loss)         INCOME (LOSS)   WEIGHTED AVERAGE    EARNINGS(LOSS) PER
Per Share amounts)                                      (NUMERATOR)   SHARES OUTSTANDING      SHARE AMOUNT
                                                                        (DENOMINATOR)
--------------------------------------------------------------------------------------------------------------
                                                            NOK                                  NOK
BASIC AND DILUTIVE EARNINGS(LOSS) PER SHARE
Income available to common shareholders                  (283,590)          72,569              (3.90)
--------------------------------------------------------------------------------------------------------------


For the year ended 1999:

(Amounts in 1,000s, except for Earnings Per Share          INCOME      WEIGHTED AVERAGE       EARNINGS PER
amounts)                                                (NUMERATOR)   SHARES OUTSTANDING      SHARE AMOUNT
                                                                         (DENOMINATOR)
--------------------------------------------------------------------------------------------------------------
                                                            NOK                                  NOK
BASIC EARNINGS PER SHARE
Income available to common shareholders                   188,743           96,094               1.96

DILUTED EARNINGS PER SHARE
Weighted Average Additional Shares                                             225
Income available to common shareholders
plus assumed conversion options                           188,743           96,319               1.96
----------------------------------------------------------------------------------------------------------

For the year ended 2000:

(Amounts in 1,000s, except for Earnings Per Share          INCOME      WEIGHTED AVERAGEG      EARNINGS PER
amounts)                                                (NUMERATOR)   SHARES OUTSTANDING      SHARE AMOUNT
                                                                         (DENOMINATOR)
----------------------------------------------------------------------------------------------------------
                                                            NOK                                   NOK
BASIC EARNINGS PER SHARE
Income available to common shareholders                   108,588          111,607               0.97

DILUTED EARNINGS PER SHARE
Weighted Average Additional Shares                                             196
Income available to common shareholders
plus assumed conversion options                           108,588          111,803               0.97
----------------------------------------------------------------------------------------------------------


For dilutive earnings per share purposes, both the net earnings and shares outstanding are adjusted to assume the conversion of all of the employee convertible bond issuances and the company options to buy shares in the company. The "if converted method" was used, which assumes that the Company's convertible bonds were converted into shares at the earliest possible time at the most advantageous conversion rate available.

The assumed conversion of the 7% and the 5.7% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1998, 1999 and 2000, and the 8% employee convertible bonds have not been incorporated in the calculation of dilutive earnings per share for 1999. To do so would have caused an antidilutive effect on earnings per share. The dilutive effect in 1999 was caused by the options to buy shares in the Company. The treasury stock method was used to calculate the dilutive effect on options.


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

Following are the Company's net deferred tax liabilities and assets under Norwegian GAAP and U.S. GAAP:

                                                      NGAAP        NGAAP        NGAAP       USGAAP       USGAAP    USGAAP
                                              ----------------------------------------------------------------------------
AS OF DECEMBER 31,                                     1998         1999         2000         1998         1999      2000
(Amounts in 1,000s)                                     NOK          NOK          NOK          NOK          NOK       NOK
--------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITY (ASSET) :
Net current deferred tax liability (asset) :       (59,015)        8,261      (1,173)     (50,346)        7,785   (1,173)
Net long-term deferred tax liability (asset)        (3,131)      (6,541)       11,282     (39,317)      (5,681)    22,930


The differences between NGAAP and US GAAP relates to the different income before tax under NGAAP and USGAAP.

(i)  Income (loss) and Gains on sales of assets

Gains and losses on sales of assets are recorded as operating revenue under Norwegian GAAP. In accordance with U.S. GAAP, gains (losses) on sales of assets would not be recorded in operating revenues. Instead, gains and losses from continuing operations would be recorded as other income (expenses), whereas income (loss) and gain (losses) from discountinued operations (i.e. the segment dedicated Communications for the company) will be recorded separately.


(j)  Imputed Interest on advances received on long-term contracts

In accordance with Norwegian GAAP, the Company records an imputed interest amount when recognizing income on long-term contracts in which significant advance payments have been received from customers. Sales and financial expenses are increased by the same imputed interest amount. The related amounts were NOK 3,604, NOK 5,519 and NOK 4,078 in 1998, 1999 and 2000, respectively.

Under U.S. GAAP, sales are recorded at the contract value; no interest amount is imputed when recognizing project income on long-term contracts under which the Company receives significant advance payments from customers.

Consequently, sales and net financial expenses will be lower with the amounts above under US GAAP. No impact on net income and equity.


(k)  Debt classification

The Company presents all amounts that are related to debt facilities (excluding convertible loans), which are long-term in nature as long-term liabilities, without classifying amounts due within the following year as a current liability. As of December 31, 1998, 1999 and 2000 NOK 30,503, NOK 1.047 and NOK 114, respectively, of amounts classified as long-term borrowings were due within the following year.

Under U.S. GAAP, amounts that are due or payable within one year of the reporting date are classified as a current liability. Amounts that are due or payable after one year of the reporting date are classified as long-term.


(l)  Transfers of Receivables with Recourse/Bills of exchange

Under Norwegian GAAP, all transfers of receivables with recourse, not considered a sale of receivables, can be netted on the balance sheet. However, the amount of receivables transferred with recourse must then be disclosed in the notes to the financial statements as a contingent liability. Additionally bill of exchange where the Company maintains the risk, is disclosed as a contingent liability in the notes to the financial statements.

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

As of December 31, 1998, December 31, 1999 and December 31, 2000, the Company had factored receivables with recourse and bills of exchange, where the risk of repayment remained with the Company, for NOK 635, NOK 0 and NOK 0, respectively. These amounts were netted on the Norwegian GAAP balance sheet, but would have been presented gross under U.S. GAAP.


(m)  Comprehensive income and reconciliation of U.S. GAAP Shareholders' Equity

The changes in shareholders' equity from December 31, 1997 through December 31, 2000 on an U.S. GAAP basis are summarized as follows:

(Amounts in NOK 1,000s)
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1997                               827,478
Issuance of shares                                                      285,183
Employee convertible bonds                                                2,084
Marketable securities, unrealized holding loss                          (53,114)
Dividends                                                                (9,913)
Translation adjustments                                                  10,244
Net income                                                            (283,590)
                                                                      ---------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1998                               778,372
                                                                      ---------
Issuance of shares                                                            0
Employee convertible bonds                                                    0
Marketable securities, unrealized holding loss                           29,608
Changes in minimum pension liability                                    (10,403)
Dividends                                                                     0
Translation adjustments                                                  (3,123)
Net income                                                              188,743
                                                                      ---------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1999                               983,197
                                                                      ---------
Issuance of shares                                                      935,895
Changes in minimum pension liability                                      1,406
Dividends                                                               (19,600)
Translation adjustments                                                   3,490
Costs of shares issued                                                  (41,800)
Tax effect shares issued                                                 11,704
Net income                                                              108,588
Purchase of own shares                                                  (10,930)
                                                                      ---------
SHAREHOLDERS' EQUTIY AT DECEMBER 31, 2000                             1,971,950
                                                                      ---------


The Company's total comprehensive income (loss), in accordance with U.S. GAAP, would have been NOK (326,460), NOK 204,825 and NOK 113,484 in 1998, 1999, and
2000, respectively. The components of the Company's comprehensive income includes the Company's net income (loss) for the year under U.S. GAAP, the Company's translation adjustment, and the Company's unrealized holding gains (losses) on its available-for-sale securities and the Company's change in minimum pension liability in accordance with U.S. GAAP.


(n)  Effect of Recent Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for derivative instruments and hedging activities" ((SFAS 1 33). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value.

The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allows a derivative gains and losses to offset related results on the item in the income statement or other comprehensive income (depending on the type of hedge). To adopt hedge accounting a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS

No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", addresses a limited number of implementation issues involved in applying SFAS 133.

Nera adopted SFAS 133 on January 1, 2001 .For Nera as of January 1,2001 SFAS 133 effects derivative transactions entered into to manage foreign currency exposure. Derivatives, primarily currency forwards and swaps, are used to manage foreign exchange rate risk related to sale contracts. A significant portion of these derivative transactions are designated as hedging instruments in fair value hedging relationships, as defined in SFAS 133, they are expected to be highly effective in mitigating foreign exchange rate risk on Nera 's long term contracts. The effect of marking currency derivatives to market in the profit and loss statement and in the balance sheet is, to a great extent, accompanied by offsetting postings to profit and loss statement and on the opposite side of the balance sheet. Any gains and losses posted on the hedging instruments, including interest accruals, are mirrored by recognition of changes in fair value of the hedged items due to the risk being hedged, provided the hedge is proven to be highly effective. Any ineffectiveness in the hedging relationship is recognized in earnings as a transition effect. Certain of the derivatives in the portfolio as of January 1,2001 did not qualify as hedging instruments as defined in SFAS 133, although the transactions are viewed as economic hedges according to Neras risk management policy. The fair value of these derivatives has been recognized in the balance sheet and posted to net income as a transition effect as of January 1,2001.


(o)  Stock-based compensation/options

Under Norwegian GAAP, no expense has been recorded for such compensation cost by the Company. Recognition of compensation expense based on fair value is the suggested approach, which is similar to SFAS No 123. As this computation of compensation cost is not required, the Company has not calculated any compensation expense under N. GAAP.

The shareholdermeeting May 5, 1999 gave the board permission to give the top management of the company options to buy shares in the Company. The company account for stock based compensation using APB 25, "Accounting for stock issued to employees". Compensation cost for stock options is measured as the excess of the quoted market price of the company at the date of grant over the amount an employee must pay to acquire the stock. The strike price for the options were all equal to the fair market value of the shares when issued. No expense was recorded in 1999 and 2000 under USGAAP or N.GAAP.

According to the "Optionprogram 1999" there were issued options to subscribe 1 290 000 shares, whereas 339 000 still is not exercised. These options can be exercised through April 30, 2001.

March 14, 2000 2 335 000 new share options were awarded accourding to "Optionprogram 2000". Nera employees can exercise these share options from March 1, 2002 through April 30, 2004. The strike price will increase by 1% per month until the option is exercised. The strike price will be respectively NOK 53.31 and NOK 63.98 per share March 1, 2002 and April 30, 2004. The "Optionprogram 2000" presuppose re-purchase of own shares.

                                             WEIGHTED                 AVERAGE
                                              SHARES              EXERCISE PRICE
--------------------------------------------------------------------------------
Balance, December 31, 1998                          00
Options and
Options granted                              1,500,000                    15.73
Options exercised
Terminated or canceled                         210,000                    15.73
                                            ------------------------------------
Balance, December 31, 1999                   1,290,000                    15.73
Options granted                              2,419,000                    61.00
Options exercised                              951,000                    15.73
Terminated or canceled                               0                        0
Balance, December 31, 2000                   2,758,000                    55.43
                                            ====================================
Average fair value of options as of December 31, 2000             30.5 mill NOK


Assumptions used to estimate fair value:

Risk free interest rate:   7%

Expected life:             April 30,2001-April 30,2004

Expected volatility:      62

Expected dividends:        0

NET EARNINGS                                   1998           1999          2000
--------------------------------------------------------------------------------
As reported                                 -283,590       188,743       108,588
Proforma                                    -283,590       179,745        73,386
Earnings per share                              -3.9          1.96          0.97
As reported                                     -3.9          1.87          0.66
Proforma

ITEM 19.       EXHIBITS

Exhibit
Number         Description of Exhibit
1.1            English translation of the amended Articles of Association
8.1            List of Subsidiaries

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                         NERA ASA

                                         /s/ Bjorn Ove Skjeie
                                         -------------------------------------
                                         Name:  Bjorn Ove Skjeie
                                         Title: President

Date: June 26, 2001

                              INDEX TO EXHIBITS


Exhibit
Number          Description of Exhibit
------          ----------------------
1.1             English translation of the amended Articles of Association
8.1             List of Subsidiaries