Form 20-F
period 2001-12-31
NERA ASA
filed 2002-06-28
CIK 946678

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                            OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                            OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
          FOR SUCH TRANSITION PERIOD FROM _______ TO _______

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

                                      None

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 123,529,371

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                                  Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                         Item 17 [X] Item 18 [ ]

                                TABLE OF CONTENTS


PART I   ..................................................................    2

      ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......    2

      ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................    2

      ITEM 3.  KEY INFORMATION.............................................    2

      ITEM 4.  INFORMATION ON THE COMPANY..................................    9

      ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................   32

      ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   45

      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   52

      ITEM 8.  FINANCIAL INFORMATION.......................................   53

      ITEM 9.  THE OFFER AND LISTING.......................................   53

      ITEM 10. ADDITIONAL INFORMATION......................................   55

      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..   62

      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......   65

PART II  ..................................................................   65

      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   65

      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS
               AND USE OF PROCEEDS.........................................   65

      ITEM 15. [RESERVED]..................................................   65

      ITEM 16. [RESERVED]..................................................   65

PART III ..................................................................   66

      ITEM 17. FINANCIAL STATEMENTS........................................   66

      ITEM 18. NOT APPLICABLE..............................................   97

      ITEM 19. EXHIBITS....................................................   97

PART I

      ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

      ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

      ITEM 3. KEY INFORMATION

      This document contains certain forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives with respect to these items. In particular, this document contains forward-looking statements with respect to:

      - management's objectives with respect to our current focus on core business areas and the related changes in the structure of our company,

      - management's objectives with respect to cash generation and expansion of some of our operations,

      - reduced market demand for the telecommunications infrastructure equipment we develop, manufacture, market and sell,

      - potential recovery of the telecommunications market and the anticipated timing of this recovery,

      -     the continuing global economic downturn,

      - the shift from low capacity ranges from two to 34 megabits per second, or PDH technology, to high capacity ranges from 34 to 155 megabits per second, or SDH technology,

      - opportunities to supply satellite terminals and land earth station equipment for new satellite communications systems,

      - levels of future research and development expenditure and the development and introduction of new products,

      -     trends in market shares and product volumes,

      -     levels of research and development expenditure,

      -     margins,

      -     overall market trends,

      -     our liquidity and capital resources,

      -     risk management,

      -     foreign currency exchange rate risk, and

      -     interest rate sensitivity.

      By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that may occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, our ability to achieve our goals in connection with our current business activities, to respond to market conditions, to continuously improve our cash generation capability, to foresee demand for our products, to predict the development of new satellite communications systems, to allocate the requisite amounts of research and development expenditures, to determine the cost of components, to be prepared to react to future exchange rates and interest rates charges, and to conduct our manufacturing operations in an efficient manner.

      A.    SELECTED FINANCIAL DATA

      The following selected consolidated financial data have been derived from our consolidated financial duplicative of statements, which have been audited by PricewaterhouseCoopers, independent accountants, through December 31, 1998, and by Arthur Andersen, independent accountants, for the years ended December 31, 1999, 2000 and 2001. Effective May 1, 2002, and subsequent to completion of the audit of our financial statements for the year ended December 31, 2001, Arthur Andersen and Ernst & Young in Norway merged their activities. Effective as of that date, Arthur Andersen in Norway became part of the international organization of Ernst & Young. You should read the selected consolidated financial data for each of the years presented in conjunction with, and they are qualified in their entirety by reference to, the selected consolidated financial statements, including the notes thereto, that are included in item 17 below. Nera Telecommunications Ltd. (known as NeraTel), our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1, 1999 and starting again on December 1, 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated in our financial statements. Due to the different accounting treatment of NeraTel during the periods presented, our results for these periods are not comparable. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

      Unless otherwise indicated, our consolidated financial data are stated on the basis of Norwegian GAAP, which varies in certain respects from U.S. GAAP. The differences between Norwegian GAAP and U.S. GAAP that are significant to our consolidated financial statements for 1999, 2000 and 2001 for the reconciliations of net income and shareholders' equity from Norwegian GAAP to U.S. GAAP for each of these years are explained in note 32 to the consolidated financial statements in Item 17 below.

                                                         YEAR ENDED DECEMBER 31,
                                    1997       1998(1)      1999        2000         2001        2001
                                  --------    --------    --------    --------     --------    --------
                                     NOK        NOK         NOK         NOK          NOK         U.S.$
                                                                                              (UNAUDITED)
                                                              (IN MILLIONS)
OPERATING REVENUE
Sales.........................     2,971.0     3,034.7     2,765.7     2,549.8      2,893.3       322.5
Cost of materials.............    -1,367.0    -1,382.7    -1,068.0      -966.6     -1,411.1      -157.2
Changes of inventory of
  work in progress and
  finished goods..............        33.7        -4.4       -19.3       -37.3         54.8        -6.1
Payroll expense...............      -715.0      -747.7      -657.3      -649.6       -722.8       -80.6
Depreciation..................       -86.9       -71.2       -58.7       -66.9        -87.9        -9.8
Other operating expense.......      -701.6      -952.0      -786.0      -724.9       -894.4       -99.7
Operating income (loss)
  before Restructuring
  gain and loss...............       134.1      -123.3       176.4       104.5       -168.1        18.7
Restructuring gain and
  loss........................          --      -171.7       112.8          --       -264.0        29.4
Operating income (loss).......       134.1      -295.1       289.2       104.5       -432.1        48.1
Net financial items...........       -35.9       -94.3         7.6        88.8        -16.2         1.8
Income (loss) before taxes....        98.2      -389.4       296.8       193.3       -448.3        49.9
Income (loss) tax expense.....       -20.0        63.3       -89.2       -57.0         81.3         9.0
Net income (loss).............        78.2      -326.1       207.6       136.3       -367.0       -40.9

Earnings per ordinary
  share (basic)...............        1.19       -4.49        2.16        1.22        -3.02       -0.34
Earnings per ordinary
  share (fully diluted).......        1.19       -4.49        2.15        1.22        -3.02       -0.34
Cash dividends declared
  per ordinary share..........         0.5         0.0         0.0        0.22           --          --

                                                         YEAR ENDED DECEMBER 31,
                                    1997       1998(1)      1999        2000         2001        2001
                                  --------    --------    --------    --------     --------    --------
                                     NOK        NOK         NOK         NOK          NOK         U.S.$
                                                                                              (UNAUDITED)
                                                              (IN MILLIONS)
Approximate amounts in
accordance with US GAAP

Net income....................        36.0      -283.6       188.7       108.6       -340.0       -37.9
Basic earnings per share......        0.55       -3.90        1.96        0.97        -2.77       -0.31
Diluted earnings per share....        0.55       -3.90        1.96        0.97        -2.77       -0.31

SELECTED CONSOLIDATED
BALANCE SHEET DATA

Amounts in accordance
with Norwegian GAAP

Cash and cash equivalents.....       124.7       232.7       481.5     1,320.3        899.5       100.2
Short term receivables........     1,284.3     1,331.3     1,038.4     1,171.7      1,156.8       128.9
Short term investments........                    34.4         2.3          --           --          --
Inventories...................       555.1       431.7       309.3       269.1        534.7        59.6
Long term receivables and
  others......................       251.9       192.1       271.3       396.1        219.9        24.5
Intangible assets.............        58.0        70.3        28.8       141.4        137.2        15.3
Property, plant and
  equipment, net..............       253.1       212.5       141.2       178.6        268.1        29.9
Total assets..................     2,527.2     2,505.0     2,272.8     3,477.2      3,216.2       358.4
Current liabilities...........     1,055.5     1,092.4       968.3     1,198.8      1,386.3       154.5
Long-term liabilities.........       681.0       627.3       335.0       301.4        101.8        11.3
Shareholders equity...........       790.7       785.3       969.5     1,977.0      1,728.1       192.6
Total liabilities and
  shareholders' equity........     2,527.2     2,505.0     2,272.8     3,477.2      3,216.2       358.4
Approximate amount in
accordance with US GAAP
Shareholders' equity........       827.5       778.372       983.2     1,972.0      1,682.7       187.5

--------------------
(1) The financial statements for the year ended December 31, 1998 were restated in 1999 as a result of the requirements of the Norwegian Accounting Act of 1998 and include deferred tax assets that were not recognized previously.

      We publish our consolidated financial statements in Norwegian krone. References herein to "U.S. dollars," "USD" and "$" are to U.S. dollars, and references to "Norwegian krone" and "NOK" are to the currency of the Kingdom of Norway. For the convenience of the reader, this annual report contains translations of certain Norwegian krone amounts into U.S. dollars at the rate of NOK 8.972 = $1 ($0.111 = NOK 1), the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. On June 25, 2002, such rate was NOK 7.59 = $1 ($0.132 = NOK 1). These translations should not be construed as representations that the Norwegian krone amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" include a discussion of the effects of fluctuations in exchange rates on our financial results.

      The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Norwegian krone against the U.S. dollar, based on the noon buying rate and expressed in Norwegian krone per U.S. dollar.

                                               NORWEGIAN KRONE PER U.S. DOLLAR
                                            ------------------------------------
                                            PERIOD-END   AVERAGE
CALENDAR YEAR                                  RATE      RATE(1)   HIGH    LOW
-------------                               ----------   -------   ----    ----
1997....................................       7.37       7.10     7.76    6.34
1998....................................       7.58       7.55     8.32    7.31
1999....................................       8.01       7.81     8.10    7.11
2000....................................       8.80       8.81     9.56    7.93
2001....................................       8.97       9.00     9.45    8.54
2002 (until June 25)....................       7.59       8.55     9.11    7.56

----------

(1) The average of the noon buying rate on the last business day of each month during the calendar year, with the exception of the period from January through June 25 of 2002 included in the above table.

                                              NORWEGIAN KRONE PER U.S. DOLLAR
                                            ------------------------------------
                                            PERIOD-END
MONTH                                          RATE        HIGH         LOW
-----                                       ----------     ----         ----
December 2001.............................     8.97        9.11         8.87
January 2002..............................     9.12        9.11         8.88
February 2002.............................     8.92        9.11         8.87
March 2002................................     8.85        8.89         8.72
April 2002................................     8.41        8.76         8.40
May 2002..................................     8.00        8.38         7.93
June 2002 (until June 25).................     7.59        7.92         7.56

      On June 25, 2002, the noon buying rate of Norwegian krone per U.S. dollar was NOK 7.59 = $1.00.

      Fluctuations in the exchange rate between the Norwegian krone and the U.S. dollar will affect the U.S. dollar equivalent of the Norwegian krone price of the shares traded on the Oslo Stock Exchange and, as a result, may affect the market price, if any, of our American depositary shares in the United States which we voluntarily delisted from Nasdaq on May 30, 2002. For more information, please see "Item 9.C. -- Markets." Such fluctuations will also affect the U.S. dollar amounts received by holders of American depositary shares on conversion by The Bank of New York, which is the depositary, of any cash dividends paid in Norwegian krone on the shares represented by the American depositary shares. Information regarding currency fluctuations is provided in "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Currency Fluctuations."

      B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

      C.    REASONS FOR OFFER AND USE OF PROCEEDS

      Not applicable.

      D.    RISK FACTORS

      WE FACE STRONG COMPETITION FROM ALTERNATIVE PRODUCTS AND NEW SUPPLIERS IN A SHRUNKEN MARKET AND OUR REVENUES WILL SUFFER SIGNIFICANTLY IF WE DO NOT RESPOND EFFECTIVELY TO THESE COMPETITIVE PRESSURES.

      Competition is strong among providers of telecommunications equipment and systems and is increasing as a result of the reduction of the worldwide telecommunications market, as well as the entry into the market of new suppliers and telecommunications equipment and systems. Our products face substantial competition from other telecommunications products and alternative telecommunications transmission media in the international market in which we operate. In addition, as a result of rapid technological development, the prices for our products are under constant pressure. If we do not respond effectively to these competitive pressures, our market share will erode or fail to increase, and our revenues will suffer significantly. Many of our competitors have significantly greater financial, marketing and operating resources than us, and some have broader product lines.

      THE GLOBAL ECONOMIC DOWNTURN HAD, AND IS EXPECTED TO CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON THE DEMAND FOR OUR PRODUCTS, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      During 2001 there has been a significant downturn in economic conditions in the world generally, exacerbated by the September 11 terrorist attacks on the U.S., and in the telecommunications industry in particular. We now anticipate that the global economic downturn may be deeper and last longer than we had previously expected. Many telecommunications companies have not achieved their financial and operating goals and have been unable to obtain additional financing to run their business and to acquire equipment from us and other providers. Accordingly, many of these companies are seeking to reduce the level of their expenditures and some have sought bankruptcy protection. The financial difficulties experienced by the telecommunications industry may diminish our ability to obtain additional capital and may require us to consider undertaking further restructurings to reduce costs in addition to the restructuring already carried out in December 2001.

      In addition to the effect on any new orders, the global downturn may also affect the amount of products we deliver to some of our existing customers, as they may be having difficulty obtaining necessary capital resources required to fund the expansion of their businesses. The current volatility of the financial markets and economic conditions in the U.S. and internationally may also intensify the uncertainty experienced by some of our customers, who may find it increasingly difficult to predict demand for their products and services. As a result, some customers may attempt to slow or postpone the development of new technologies and products. These factors may adversely affect demand for our products and services, including possible suspension of contracts with us and the reluctance of potential customers to evaluate our products or services. Also due to the difficult financing and economic conditions, some of our customers may not be able to pay us for products that we have already delivered. These factors together could have a material adverse effect on our business, results of operations and financial condition.

      DUE TO THE CURRENT VOLATILITY OF THE TELECOMMUNICATIONS EQUIPMENT MARKET, FUTURE DEMAND FOR OUR PRODUCTS IS DIFFICULT TO PREDICT AND, THEREFORE, WE MAY NOT RESPOND TO SUCH DEMAND ACCURATELY.

      The market for telecommunications equipment market, in which we operate, is currently very volatile. This makes it difficult for us to predict future demand for our products. As a result of this volatility, some equipment manufacturers may have recently experienced periods of production overcapacity, oversupply, reduced prices or lower net sales. At the beginning of 2001, we responded to high demand for our products and overproduced, as it turned out during the second half of that year, which resulted in our having excess stock and experiencing downward pressure on prices for our products. We are now awaiting increase in the demand for our products. However, due to the market volatility it is difficult to predict the extent of changes in future demand and, therefore, we may be unable to respond accurately to such changes.

      OUR WORKING CAPITAL NEEDS, FUTURE CAPITAL EXPENDITURES AND POTENTIAL ACQUISITIONS MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN.

      We may require additional capital to fund our operations, achieve our business strategy and sustain our business. We cannot offer any assurance that our existing and anticipated sources of capital will be sufficient for our needs, or that we will be able to access additional capital if needed. Our future capital requirements will depend on competitive conditions, potential acquisitions in a consolidating market, regulatory and technological developments and equipment costs and other costs associated with the manufacture of our products. In particular, the actual amounts and timing of our capital requirements may vary significantly from our estimates. We may not be able to obtain additional capital on terms that are favorable or even acceptable to us. Any failure by us to raise such capital would require us to delay or abandon some or all of our plans, which could materially adversely affect our business.

      ANY FUTURE ACQUISITIONS MAY PROVE NOT TO MEET OUR EXPECTATIONS, MAY BE DIFFICULT TO INTEGRATE OR MAY OTHERWISE HAVE AN ADVERSE EFFECT ON OUR FINANCIAL RESULTS.

      The market of telecommunications equipment providers is in the process of consolidation. We have purchased in the past, and may purchase in the future, businesses complementary to our operations. For example, during 2000, we made an acquisition to enter the broadband access product business and an acquisition to strengthen our transmission networks business. Due to adverse market trends in the broadband sector we do not expect to realize any benefits of the first transaction in the near future, and we have scaled down the transmission networks business we acquired, with the expectation that it may ultimately provide additional technologies and potential products to one of our core business areas. These recent acquisitions and any future acquisitions carry the risk that the integration of our operations and of our sales forces will take longer than we planned, use more resources than we expected, change the nature of our business or strategy substantially, or will prove to be unsuccessful. Achieving integration will present significant challenges and may divert management's attention from efforts to continue the development of our product range. If we fail to integrate operations or to manage our acquisitions and product development successfully, it could have a material adverse effect on our financial condition and operating results. As a result, we cannot assure you that consolidation of our acquisitions will produce the operational and the financial benefits that we expect.

      THE LOSS OF KEY TECHNICAL AND SCIENTIFIC PERSONNEL COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR ABILITY TO OPERATE OUR BUSINESS.

      We rely on being at the forefront of technological developments in our areas of expertise. In order to maintain this position, we must attract personnel with high levels of expertise within our core business areas. Loss of key technical and scientific personnel, especially in Norway, the United Kingdom and Singapore, could result in the loss of vital expertise which would have a negative effect on the development of new products, the improvement of existing products, customer service and other areas of our operations.

      WE ARE DEPENDENT ON THE TIMELY DEVELOPMENT OF NEW PRODUCTS IN RESPONSE TO RAPID TECHNOLOGICAL CHANGES AND IF WE FAIL TO DELIVER NEW PRODUCTS, OUR ABILITY TO COMPETE WILL SUFFER, SIGNIFICANTLY AFFECTING OUR RESULTS OF OPERATIONS.

      The technology underlying our products is subject to significant and rapid changes. Because of the significant technological changes that have taken place in the telecommunications industry and those that may occur in the future, our business is dependent on whether we can design, develop, manufacture and market competitive products in a timely manner. As a result, our activities require significant expenditure on research and development, which has accounted for approximately 11% and 13% of our sales, not including grants, in 2000 and 2001. Any prolonged delay, technical impossibility of completion or substantial cost overruns in our research and development efforts could impair our ability to introduce new products, which could adversely affect our results of operations.

      The introduction of new technologies has resulted, and may in the future result, in delays in the production of our products. Any prolonged delay in our production processes could impair our ability to deliver our products in a timely manner, which could adversely affect our results of operations.

      OUR PLANS TO EXPAND OUR BUSINESS AFTER THE END OF THE ECONOMIC DOWNTURN MAY REQUIRE SIGNIFICANT MANAGEMENT RESOURCES THAT WOULD OTHERWISE BE USED IN OUR OPERATIONS AND RESULT IN A DECREASE IN REVENUES.

      We plan to expand our business after the end of the economic downturn. This expansion will require us to implement a variety of additional systems, procedures and controls to manage higher inventory levels and working capital requirements. We cannot assure you that any expansion that we undertake will be successfully completed. In addition, expansion may cause a significant strain on our management, financial and other resources. We cannot assure you that sales will remain at, or increase above, the levels we had prior to the economic downturn, or that our systems, procedures or controls will be adequate to support our operations. If we are unable to manage expansion effectively, our business and financial results could be adversely affected.

      WE ARE STILL DEPENDENT ON THE PRODUCTS WE PROVIDE TO USERS OF THE INMARSAT SYSTEMS WHICH IS A MATURE MARKET WITH LIMITED GROWTH.

      Our mobile satellite communications products are designed to operate in the INMARSAT systems, which currently offer the only global mobile satellite communications network in full operation. This market is mature and offers few opportunities for growth. We recently announced that will be developing user terminals for the next generation INMARSAT service, but we do not expect that sub-market to offer growth opportunities either. If we are unable to take advantage of the limited growth opportunities of this segment of our business, or if we are not successful in further development of our other business segments, our company will not experience substantial growth.

      WE ARE DEPENDENT ON A NUMBER OF FACTORS AFFECTING OUR CUSTOMERS' SATISFACTION WITH OUR PERFORMANCE. IF WE DO NOT MEET THEIR EXPECTATIONS, OUR BUSINESS AND FINANCIAL RESULTS WILL SUFFER.

      Every year, we enter into a number of major contracts, each of which has many milestone requirements we must meet. If our customers experience delays in our performance under these contracts, they can make contractual claims against us and our project costs would be increased. We may also be subjected to guarantee claims with respect to repairs and upgrades relating to the high technology products we manufacture. In addition, we are dependent on our regular use of subcontractors for various projects. We are generally responsible for ensuring that the subcontractors supply products or services timely and correctly. While we attempt to use back-to-back contracts, as well as establish long-term relationships with significant suppliers and identify alternative supply sources, there is no assurance that these strategies will be successful. Our failure or the failure of our subcontractors to deliver satisfactory performance to the customers, as well as assertion against us of guarantee claims relating to our products, may have a material adverse effect on our business.

      WE ARE DEPENDENT PRIMARILY ON ONE MANUFACTURER IN THE SATELLITE COMMUNICATIONS AREA, AND POSSIBLY IN THE TRANSMISSION NETWORKS AREA, AND THE FAILURE OF THIS MANUFACTURER TO PERFORM WOULD RESULT IN A MATERIAL LOSS OF SALES AND CUSTOMERS.

      We outsource the manufacturing of our satellite communications terminals pursuant to long-term agreements primarily to Flextronics in Oslo, Norway, and also to Kitron in Risor, Norway, as an alternative supplier. We also use the same manufacturers in our transmission networks business when we do not have sufficient manufacturing capacity ourselves. If Flextronics and Kitron do not perform when required, we will have trouble meeting delivery schedules, which could result in a material loss of sales and customers. In addition, in such event, we would be required to find an alternative source of satellite communications terminals and possibly of equipment used in our transmission networks business, resulting in the incurrence of additional costs.

      WE ARE DEPENDENT ON A SINGLE MANUFACTURING FACILITY FOR MICROWAVE TRANSMISSION EQUIPMENT. ANY SIGNIFICANT INTERRUPTION MAY LEAVE US WITHOUT A READILY AVAILABLE SOURCE FOR OUR CUSTOM-DESIGNED COMPONENTS.

      Our manufacturing activities with respect to our microwave transmission equipment and systems currently takes place in our production facility in Bergen, Norway. A significant interruption of production at this facility could result in our failure to meet delivery schedules which could result in the loss of sales and customers. In addition, because the microwave transmission components manufactured at our production facility are custom-designed for assembly into our products, there is no readily available alternative source for these components.

      WE MAY FACE DELAYS IN PAYMENTS ON LARGE CONTRACTS CAUSING US TO RESTRICT THE USE OF OUR FUNDS TO COVER OUR OPERATIONAL EXPENSES.

      From time to time, we enter into contracts with our customers that involve large purchase prices. The number of these contracts and the total revenue that they generate, as a percentage of our total contracts and of our total revenue, has increased over the last three years and may increase again in the future. Any delays in payment under these contracts could adversely affect our cash flow positions and may, at that time, result in the need for additional borrowings to fund current operations. In addition, any delays in, or cost overruns relating to, our performance under these contracts may have adverse period-on-period earnings effects and result in the incurrence of contractual penalties.

      WE ARE DEPENDENT ON OUR SIGNIFICANT INTERNATIONAL OPERATIONS, WHICH FACE UNIQUE OBSTACLES AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

      Sales of products delivered to customers outside of Norway represented approximately 90.1% of our total sales in 2001 as compared to 93.4% of total sales in 2000. We made a substantial portion of our sales in Europe, Asia and America. Various international risks could negatively impact our international operations, which could have a material adverse effect on our revenues, access to capital and market position. Our international sales and manufacturing operations are subject to the risks normally associated with international operations, including:

      -     currency conversion risks and currency fluctuations,

      -     imposition of tariffs,

      -     limitations, including taxes, on the repatriation of earnings,

      -     political instability, civil unrest and economic instability,

      - concentration of credit risk of customers and Nera's own credit risk, which may be increasing due to the present trend of concentration around major units in the international telecommunications industry;

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

      As an international group, we are exposed to major exchange fluctuations between currencies. Changes in the relative strengths of different currencies affect our competitive positions and our revenues. Our foreign exchange policy is based on utilizing financial instruments to balance the difference between accounts receivable and liabilities in foreign currencies, however, no assurance can be given that this policy will ultimately be successful. "Item 5. Operating and Financial Review and Prospects -- Operating Results" and "-- Liquidity and Capital Resources" contains a description of the effect of currency fluctuations on our financial results.

      ITEM 4. INFORMATION ON THE COMPANY

      A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      We are a joint-stock company incorporated in the Kingdom of Norway on September 1, 1987 under the Norwegian Companies Act. Our principal executive offices are located at Kokstadveien 23, P.O. Box 7090 N-5020 Bergen, Norway, and our telephone number is 011 47 5522 5100.

      While we have been in existence as a joint-stock company in Norway only since 1987, we began producing radio-based wireless communication equipment more than 50 years ago and have been a leader in this field for a significant portion of our history. As the world of telecommunications equipment has changed, we have changed as well to meet the challenges of the times. The following description of our development over the last five years provides the latest chapter in our history as background for the description of our current business and our results of operations, which follow below.

      On February 1, 1997, we implemented a corporate reorganization, pursuant to which we streamlined our five former business units (transmission systems, mobile satellite communications systems, special telecommunications systems, contract manufacturing and other businesses) into three broad business areas (transmission systems, satellite communications and dedicated communications). We incorporated our power line communications businesses within transmission systems and sold it in March 1998 for shares in the acquiring company. In addition, we continued to reduce our contract manufacturing activities as part of our strategy of increasing our radio link production capacity. We also incorporated ViSAT, our business communications business into the satellite communications business area, and Contec, our engineering consultancy, into the dedicated communications business area. We wound up our Infotema AS subsidiary, which provided corporate profiling and imaging services, among other things and sold it for minimal consideration.

      On April 1, 1998, we implemented a further reorganization, pursuant to which we became a holding company, Nera ASA, with four operating subsidiaries:
Nera Networks AS (comprising the transmission systems business area); Nera SatCom AS (comprising the satellite communications business area); Nera Electronics AS (comprising our production operations) and Nera Transmission Management Network AS. Our Norwegian subsidiaries in the dedicated communications business area (Contec, Infotema and Mobildata) remained independent subsidiaries and Datacomm, Electrical/CATV and cables, the other businesses in this area remained in our Southeast Asian operations. The 1998 reorganization did not affect the business area structure put into place as part of the 1997 reorganization. Instead, the 1998 reorganization was aimed at improving financial controls within, and providing stronger strategic focus for, each of those business areas. In December 1998, in line with our desire to focus on our core business, we sold our transmission management network business, which formerly provided integrated solutions for a wide range of telecommunications systems, to Protek Network Management Ltd. (UK) for cash.

      During 1999, as part of our comprehensive program of corporate improvements and increased focus on our core activities, we reduced our ownership interest in NeraTel, our Singapore subsidiary, divested our airtime billing business, sold a portion of our production facilities and entered into agreements to acquire two businesses in the United States from World Access with activities in the areas of wireless local loop infrastructure and radio-link transmission equipment. These acquisitions were made in 2000. On June 23, 1999, NeraTel launched an initial public offering for its Singapore dollar listing on the Mainboard of the Stock Exchange of Singapore Limited. NeraTel is a solutions provider for the telecommunications and information technology industries with a comprehensive product and service range covering satellite communications, microwave radio transmissions, information technology networking infrastructure and high value-added electronic contract manufacturing. 44,400,000 ordinary shares were sold in the offering, representing 49.3% of NeraTel's share capital. 13,000,000 shares were sold to the public and the remaining 31,400,000 shares were privately placed, of which 4,440,000 shares were reserved for NeraTel's employees and business associates who contributed to our success. After the initial public offering, we held 47.3% of the shares in NeraTel. The sale resulted in proceeds to us of approximately NOK 150 million ($17.0 million) and the gain on the sale was approximately NOK 106 million ($12.0 million). The shares of NeraTel started trading on the Stock Exchange of Singapore on July 1, 1999. In addition, in December 1999 we sold our airtime billing business in Merstham (United Kingdom) in return for approximately NOK 107 million ($11.92 million) and a 20% interest in the share capital of the acquiror (NOK 137 million ($15.27 million) in total). We sold CNH Communications de Venezuela as well, for approximately NOK 19.4 million ($2.16 million). The financial impact of this reorganization is described in "Item 5. Operating and Financial Review and Prospects."

      The year 2000 brought developments in our broadband operations, a public offering in Norway and outsourcing of some of our manufacturing capacity. In April 2000, we acquired two businesses from World Access for a total amount of $13.6 million with the goal of giving us a basis to develop point-to-multipoint products for wireless broadband access, strengthening our existing transmission networks business and giving us expertise on which to establish a presence in North America.

      In May 2000, we issued 25 million shares in a public offering in Norway with preemptive rights for existing shareholders and raised NOK 887.5 million ($100.7 million) (including underwriting discounts and expenses). The offering was not made available to U.S. and Canadian shareholders or investors. We intend to continue to use the proceeds of this offering to continue our operations during these more challenging times and grow our business once an economic recovery is evident. In July 2000, we sold our production facilities in Oslo to Flextronics AS for approximately NOK 101.7 million ($11.33 million) and entered into a strategic cooperation agreement with Flextronics with respect to the production of electronics used in our satellite communications products.

      The year 2001 saw a declining world economy in general and the near collapse of the telecommunications industry in particular. We saw the necessity to take restructuring measures in the middle and at the end of the year. In June 2001, we restructured the wireless broadband access operations we had acquired in 2000. Due to the adverse changes in the worldwide economic environment which, among other things, delayed the development of the broadband market, we have slowed down our efforts to develop point-to-multipoint products and penetrate the U.S. market. However, this has not affected our long-term assessment of the potential of the broadband market, in which the system design experience and technology development acquired by us may prove invaluable. We moved our satellite broadband activities to a separate subsidiary, called Nera Broadband Satellite AS. As a result, our wireless broadband access business will be targeted only to terrestrial activities, with a more focused approach to operations and investment.

      In November 2001, we increased our ownership interest in NeraTel, our Singapore subsidiary, from 47.3% to 50.18%. As a result of the acquisition of a majority interest in this subsidiary, we changed our accounting practice for NeraTel from consolidation according to the equity method to full consolidation as a subsidiary.

      In December 2001, we undertook a restructuring in order to address the continuation of weaker market conditions and our strategic challenges. The effects of the measures taken in December 2001 continue in 2002. The restructuring included lay-offs in the United States, Latin America and Norway and reduction of some activities. Approximately 120 employees at our transmission business area in Bergen received notice of temporary lay-offs effective in January 2002. During the second half of 2001, activities at production plants in Sao Paulo, Brazil, and Boston, U.S., have been reduced, and broadband activities by our subsidiary NeraTel Inc. in Dallas, U.S. have been closed down. Further, in March 2002 we sold some assets related to our Velocity 2000 broadband access product line developed in Dallas to SR Telecom Inc. in Canada. The financial impact of this reorganization, including related extraordinary provisions and write-downs in 2001, is described in "Item 5. Operating and Financial Review and Prospects."

      Management of Nera expects to continue addressing weaker market conditions and reduce product costs during the remainder of 2002 and 2003 by entering into more favorable purchase agreements and simplified technical solutions. Management has also announced that it will assess the production locations, the global sales structure and the level of development costs.

      B.    BUSINESS OVERVIEW

      INTRODUCTION

      We design, develop, manufacture, market and sell wireless telecommunications equipment and systems. We have organized our business into the following three segments:

      - TRANSMISSION NETWORKS - This business area provides radio link equipment and systems, antenna systems and turnkey telecommunications transmission networks in the 2GHz to 38GHz frequency and from the low capacity ranges (from two to 34 megabits per second also referred to as PDH) to the high capacity (from 34 to 620 megabits per second, also referred to as SDH) ranges. We sell primarily to original equipment manufacturers such as Ericsson, Lucent, Nokia and Nortel Networks and to public telecommunications providers and private network operators. We have been in this business since the early 1950s and we believe that we currently have an approximate market share of 5% of the world's radio link market, 1% of the PDH world market and 17% of the SDH world market. Transmission networks accounted for 76.8% of sales in 2001, 70.7% in 2000 and 54.2% in 1999. As at December 31, 2001, transmission networks accounted for 72% of our backlog. Our transmission networks backlog has been substantially reduced in the course of 2002 as a result of a decline in sales in all of our markets except Asia.

      - SATELLITE COMMUNICATIONS - This business area provides satellite communication equipment to professionals and consumers for use on the seas as an alternative to terrestrial networks where those networks do not meet the requirements of the user and in remote locations where land-based wireless mobile communications are not available. We have been in this business since the early 1970s and are the market leader for microwave radio relay systems, mobile satellite terminals, and land earth stations used in the International Maritime Satellite Organization's global satellite communications system, generally referred to as INMARSAT. Satellite communications accounted for 20.7% of sales in 2001, 27.8% in 2000 and 29.2% in 1999. In 2001, satellite communications accounted for 28.6% of our backlog. During 2002, our satellite communications backlog has been stable.

      - WIRELESS BROADBAND ACCESS - We expanded into this business area in the first quarter of 2000 by acquiring a company that was developing the Velocity 2000 radio link equipment for point-to-multipoint wireless transmission, referred to as a local multipoint distribution systems, or LMDS. Due to current slowdown in the broadband market, we restructured our broadband operations by moving the satellite activities to Nera Broadband Satellite AS, our subsidiary. However, our goal remains to become a leading supplier of wireless terrestrial broadband access using our core expertise, radio technology. To date, this business area has not contributed materially to our sales, and the reduction in our wireless activities resulted in restructuring charges in 2001. We expect the remainder of our terrestrial wireless broadband access operations to become part of our transmission networks business area in the future.

      In addition to these main three business segments, we also own a 50.18% interest in NeraTel, a public company in Singapore, and we conduct our financial operations through Nera Finans AS. Following a discussion of our strategy, we describe each of our three business areas, NeraTel, Nera Finans AS, our suppliers, our customers, product warranty and service, backlog, sales, marketing and distribution, intellectual property, competition and the regulation we are subject to.

      STRATEGY

      Until the end of the economic downturn, we intend to preserve and develop our core expertise and our capital. Through our restructuring efforts we are cutting costs and improving our operations, our marketing and our product range. Once the economic conditions improve, our strategic objective is to expand our operations in selected areas of the telecommunications market, for which we anticipate increased global demand and in which we believe that our experience and capabilities in the design, development, manufacturing and marketing of telecommunications equipment, systems and services give us a competitive advantage compared to existing or potential competitors. We believe that our core area of technological expertise is the transmission and processing of microwave signals and that our core areas of experience are in the design, development, manufacture and marketing of wireless telecommunications equipment and systems, areas in which we and our predecessors have operated since 1947.

      Effective March 27, 2002, we have sold some assets related to our Velocity 2000 broadband access product line developed in Dallas, U.S. to SR Telecom Inc. in Canada. This transaction follows a halting of further testing of Velocity products in late September 2001 and the related discontinuation of activities of our subsidiary NeraTel Inc. in Dallas as a result of continued adverse market conditions in the broadband market in the U.S.

      In April 2002 we implemented changes to our organizational structure to improve focus on our customers' needs and to better manage our market and product development, production and supply. Our operations will now be divided into three regions, Europe/Middle East/Africa, Asia Pacific and Americas. The units covering these three operations will be dedicated to our specific markets and customers, while contributing to our global activities. We also formed new operative units for Client Management/Product Portfolio, Supply Chain Management and Technology Management, which allows us to better coordinate our activities, exploit market opportunities through global customers and use research and development investments more efficiently. Nera's executive committee now comprises the chief executive officer, regional directors, unit directors, and directors of staff functions.

         We market our equipment and systems worldwide from our facilities in Norway and through our network of subsidiaries, sales offices, local agents and distributors. During 2002, we have experienced, and expect a continuation in, reduced demand for our products as compared to 2001. In 2001, sales of products delivered to customers outside of Norway represented approximately 90.1% of our total sales. Our important markets outside Norway include Asia (principally Philippines, Saudi Arabia, Thailand, India and Singapore) with 23.2%, continental Europe (principally France, Italy, Poland, Russia and Germany) with 19.3%, North America and South America with 28.2%, the United Kingdom, with 7.0% of sales, and Oceania (principally Australia), with 5.8% of our total sales.

         The markets in which we operate are characterized by deregulation and rapid technological change. The increasing convergence of information technology and telecommunications creates attractive growth opportunities for us based on the expertise and market knowledge we have built up over many years, provided the general economic environment is positive. Both the pace of technical change and the increased willingness of companies and individuals to make use of the opportunities technology offers are creating an increase in the demand for transmission capacity and efficient access to its use, although that increase is not as rapid as was once expected. While the telecommunications industry has experienced a slowdown internationally during 2001, this does not change our long-term view of this industry and the opportunities it presents to us.

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

                     [TRANSMISSION NETWORKS GRAPHIC OMITTED]

         Transmission networks provides radio link equipment and systems, turnkey telecommunications networks and antenna systems. The two main elements that define transmission networks characteristics are their capacity and frequency. The various combinations (high capacity-high frequency, high capacity-low frequency, low capacity -low frequency and low capacity-high frequency) all have specific advantages in various environments and focus on different market segments with specific products. Capacity primarily indicates the volume of signals the products can handle. Products in the high capacity range have the ability to transmit and receive more signals (Mb/s) than products in the low capacity range. Products with high capacity are therefore often used in networks, such as those between major cities. Frequency refers to wave length and indicates primarily how long a distance signals can travel before they must reach the next receiver-transmitter antennae to be regenerated and be sent on to the following antennae. Low frequency signals can travel greater distances than high frequency signals and are therefore often used in long haul transmission networks, such as those in desolate areas. High frequency products offer the best solutions in urban areas, where the required distance to transmit signals is not as long but the requirement for capacity is high.


The following graphic illustrates the frequencies and capacities of our radio products. As shown in the graphic below, our nx2 and CellLink products have low-capacity/low-frequency capability. Our SMT1 and NL29x products have high-capacity/low-frequency capability. Our new NMS product has high-capacity/high-frequency capability.

                        [RADIO PRODUCTS GRAPHIC OMITTED]


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

         Revenues generated from the transmission networks business area were approximately NOK 2,222 million ($247 million) (76.8% of total sales) in 2001, NOK 1,803 million ($205 million) (70.7% of total sales) in 2000, and NOK 1,500 million ($170 million) (54.2% of total sales) in 1999.

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

         In 1988, SDH was adopted as the new standard for digital transmission networks by the International Telecommunications Union, known as the ITU, and SDH products have become the predominant systems used for high capacity transfers. We believe we are a leading supplier of radio relay equipment worldwide for SDH transmission networks. Our STM-1 terminal, which has a capacity of 155 megabits per second at frequencies between four and 38 GHz, can serve as the transmission element for radio-based SDH networks. In April 2002, we have entered into an agreement with Nokia, pursuant to which we can use its PDH radio and Nokia, in turn, can use some of our products developed at our Boston site. This enhances our existing partnership with Nokia, which had previously encompassed only SDH products. While we expect PDH systems to maintain a significant market share during the next few years because they are more suited to low-capacity transmission, we expect that there will be a continued shift to SDH systems due to their increased capacity as compared to PDH systems.

         In response to the expected shift toward SDH products, we have developed SDH radios in frequency bands of 7, 8, 13, 15, 18, 23, 26 and 38 Ghz, marketed under the "CityLink" name. We have developed equipment in accordance with FCC (North American) standards and have obtained FCC approval for some of the frequencies used with this equipment. CityLink is now also marketed in a SONET version, the FCC equivalent to SDH. In June 2001, we have expanded the CityLink family of products to include products with 28 Mhz bandwidth, and we are now working on all versions of the new product family, third generation CityLink, expected to be completed by the second half of 2002. The new products are used in connection with the construction and increasing popularity in the Nordic countries and some other parts of Europe of new networks, such as GSM, General Packet Radio Service (wireless data communications at speeds up to 115
Kbps) and Universal Mobile Telecommunications System (third generation mobile telephony standard in Europe, or 3-G). These products are based on the most modern SDH/SONET microwave radio for wireless infrastructure. The new Nera CityLink also uses multiple modulation schemes, so that one can accommodate STM-1 or 155 Mbit in 28, 40 and 50/56 MHz channel plans, and is designed for access systems directly linked to the LAN networks. We plan to gradually replace the rest of the product range by new generations of equipment. SDH technology is also expected to be used for systems, which are currently built using PDH technology.

         Through our expertise in the area of SDH technology, we intend to develop a competitive advantage over other suppliers of radio link products in the coming years. We also intend to play an active role in the process of consolidation, which is expected to take place in this market over the next few years. In addition, as 3-G systems are further developed, we will aim to be a preferred partner of major operators and system integrators, as we can offer greater efficiency for developing infrastructure networks and increasing capacity of mobile networks base stations. Finally, we are following the early stages of development of digital broadcasting networks. We gained invaluable experience through our recent development of a terrestrial, digital TV network in Australia for NTL, and we hope to apply this expertise in similar projects in the future. There can be no assurance that these developments will occur, or that they will be positive for our business.

         To supply customers with complete telecommunications systems, we purchase certain equipment from several other suppliers, such as Ericsson (Sweden), Nokia (Finland), Marconi (the United Kingdom) and ECI Telecom (Israel). Equipment obtained from outside suppliers typically includes add-drop multiplexers, digital cross-connects, various interface equipment and other system elements. These elements are incorporated in our microwave radio products at our facilities in Bergen, Norway, or at the facilities of Kitron ASA, with whom we have a long-term cooperation agreement.

         We sell our transmissions systems to telecommunications operators, cellular network operators and, to a lesser extent, to dedicated network users such as oil and gas companies, power utilities, railroads and military organizations. Contracts range in value from approximately NOK one million up to approximately NOK 250 million. Because of the project-oriented nature of many of our radio link equipment and systems contracts, our largest customers may change from year to year.

         Our largest customers for transmissions systems in terms of contract amount over the past three years have been NODECA (Norway), NTL (Australia), Globe Telecom (Philippines), ETB (Columbia), IUSACELL (Mexico), and Ericsson (Morocco). In addition, we have an original equipment manufacturers agreement with Lucent Technologies, Nokia and Ericsson for the supply of SDH microwave radio transmission systems for Lucent's transmission projects worldwide. We hope to be able to capitalize on a possible trend indicated by these system integrators toward outsourcing the responsibility of development of larger sections of mobile networks. The sale of radio links has roughly the same geographical spread as our total sales, but with a somewhat larger share in Latin America. For more information regarding our sales by geographical destination, please see "-Sales, marketing and distribution."

         Our microwave radio transmission equipment incorporates microwave transistors, which can only be obtained from a small number of suppliers. We maintain substantial inventories of microwave transistors and seek to maintain long-term contracts with our principal suppliers whenever practicable.

         Manufacturing of our transmission networks equipment mainly takes place at one plant at Kokstad, outside of Bergen, which mainly produces high-capacity SDH radio transmitters and receivers. In addition to high-capacity radios, our plant produces mechanical equipment, circuit boards, antennae up to 3.5 meters in diameter and some military products. The largest customer for this plant is the transmission networks business area. The Kokstad facility also engages in manufacturing for a few third-party customers. At present, there are 345 employees at the Kokstad plant. When our manufacturing needs exceed the plant's capacity, we outsource some of the production to Flextronics in Oslo, Norway, and also to Kitron in Risor, Norway, as an alternative supplier. In 2000, we entered into an agreement with Flextronics for the assembly of a number of our transmission networks products. In 2001, we have entered into a similar agreement with Kitron relating to our transmission networks business.

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

    - TURNKEY TELECOMMUNICATIONS TRANSMISSION NETWORKS. We are a turnkey supplier of telecommunications transmissions networks, which comprise varying combinations of radio relays, antennas, feeders, towers, fiber optic terminals and cables, multiplexers and cross-connect equipment. We design, develop, manufacture, sell and install complete telecommunications networks and operations, administration and maintenance management systems. For most turnkey projects, we conduct the necessary surveying work and produce transmitters, receivers, waveguides, racks and antenna systems, which together typically represent approximately one-half of the value of the turnkey projects. We acquire the remainder of the equipment and facilities, such as towers, shelters, diesel generators, battery banks, solar cells and add-drop multiplexers, from subcontractors.

         We supply turnkey telecommunications transmission networks, principally to telecommunications providers and utilities in the Indian subcontinent, the Middle East, Southeast Asia, Latin America and Africa. Our three most important turnkey projects in 2001 were in the Philippines, Morocco and Mexico.

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

         We manufacture our antenna systems with components from our suppliers. Power supplies, masts and installation materials are purchased from approved suppliers, usually local regional producers, by competitive tender. In 2001, our principal customers for antenna systems were the microwave radio products and antenna systems divisions of our transmission networks business area, Terra.com (Sweden) and FMV (Sweden).

         Future Prospects

         While in the earlier part of 2001 the networks transmission business had positive performance, it was particularly affected by the September 11 terrorist attacks on the U.S., which increased the magnitude of economic slowdown in this area as part of the global downturn. One exception was the Asian market, mainly the Philippines, India and China, where demand for our SDH microwave equipment continued unabated in 2001. We also experienced the collapse of the PDH market in the U.S. in 2001, which sharply intensified competition and price pressure, and we thus had to scale down our activities at the Boston, U.S. site in order to reduce costs. In 2002, we plan to direct our marketing in the U.S. at forming partnerships. Generally, we plan to focus specifically on the mobile segment of the telecommunications market, where despite uncertainty of the timing of market recovery, there are interesting developments in the 3-G markets as described above. We aim to become a player in the market for digital broadcasting networks, which may be less susceptible to economic fluctuations. This market is in the early stages of development, but may grow in 2002, with more significant developments expected in 2003. We expect the trend of pressure on prices to continue during 2002, and our short-term goal is to further reduce costs without affecting the basis for future growth. In addition, we reduced our activities in Latin America in 2001 due to stagnant economic conditions. Market growth throughout Europe was weak in 2001, and we do not expect to see a significant improvement in this region during 2002. While medium- to long-term prospects for our transmission networks business are promising, particularly in Asia and some Mediterranean countries (such as Italy, Spain and Portugal), we do not expect any positive growth until at least 2003.

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


                [MOBILE SATELLITE COMMUNICATION GRAPHIC OMITTED]


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

         We are also involved in continued developments within the INMARSAT system to provide lighter and smaller terminals for high-speed data transfer via mobile terminals. We have carried out research and a number of studies in this area and we believe that we are well positioned to become a supplier of this type of terminal. Our efforts in this area were recognized in April 2002, when we entered into an agreement with INMARSAT to develop terminals for the next generation INMARSAT satellite. The agreement contemplates our design, development and production of light weight and advanced high data rate terminals for the new INMARSAT Broadband Global Area Network, or BGAN. The new terminals are expected to meet users' need for ease of use and increased data capacity at speeds up to 422/110 kbit/s. We expect to launch the INMARSAT-4 satellites by 2004, and we anticipate that the BGAN network to be compatible with the earthbound UMTS/IMT-2000 (3G) networks currently being built. However, no assurances can be given that we will be able to develop or successfully launch these products.

         During the second half of 2001, we restructured our satellite operations, including personnel reduction and adjustment of the rate and scope of product developments to market conditions. We expect that this restructuring will enable satellite communications to compete better in our markets. The financial impact of this restructuring is described in "Item 5. Operating and Financial Review and Prospects."

         Our sales from satellite communications amounted to approximately NOK 599 million ($66 million) (20.7% of total sales) in 2001, NOK 709 million ($81 million) (27.8% of total sales) in 2000, and NOK 649 million ($73 million) (34.2% of total sales) in 1999. Satellite terminals and land earth stations represented approximately 70% and 30% of satellite communications sales in 2001.

    - SATELLITE TERMINALS. We design, develop, manufacture, market and sell earth stations and land mobile earth stations (generally known as satellite terminals or satellite telephones) for the INMARSAT M, Mini-M and M4 global area network digital services. We discontinued our activities for IMMARSAT A and C analog in 2000. Airborne satellite terminals for the INMARSAT Aero system are not included in our delivery program in view of the specialized avionics technology required to integrate the satellite terminals into an aircraft's design.

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

         The WorldPhone is our INMARSAT Mini-M satellite terminal. The WorldPhone utilizes the Mini-M systems spot-beam technology to target users operating mostly outside the range of terrestrial and cellular networks. We began commercial production of this product in early 1997 in response to orders for over 3,000 WorldPhones received by the end of 1996, and we sold approximately 6,000 units in 2001. While WorldPhone is a mature product for us, we expect it to remain part of our product offering during 2002 and 2003. The WorldPhone Marine offers telecommunications via the Mini-M system that uses spot-beam technology to cover the major ocean regions. Based on INMARSAT registration data, we believe that we are one of the market leaders in terms of sales volume for INMARSAT Mini-M satellite terminals.

         Our INMARSAT B products include marine, fixed and portable applications for digital voice, data, facsimile and telex capabilities, such as the Marine Saturn Bm which powers communications between a ship and the outside world via INMARSAT B. Our INMARSAT B terminals offer bit rates of up to 16 kilobits per second (voice) and 64 kilobits per second (data). We commenced sales of INMARSAT B products in 1994.

         Our World Communicator, a terminal for the INMARSAT global area network digital service, had significant order intake during the last quarter of 1999. Delivery of this product started during the second quarter of 2000 and has continued during 2001, with 1,770 units sold.

         Our INMARSAT M products include fixed applications for digital voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals, such as our Marine Saturn Mm, which provides comprehensive marine communications services for vessels not obliged to meet full International Maritime Organization, or IMO, carriage requirements via INMARSAT M.

         In 2001, the marine market accounted for approximately 48% of our satellite terminal sales. The owners of larger commercial vessels and navy fleets are our principal customers, for which we also supply, assemble and install complete ship-borne telecommunications systems.

         Land mobile and portable terminals accounted for approximately 52% of our total satellite terminal sales in 2001, as compared to approximately 75% of our total satellite terminal sales in 2000 and 50% in 1999. We sell land mobile terminals primarily to distributors in Europe and North America, for use in overseas areas with less developed telecommunications infrastructures or in areas experiencing natural or political emergencies, and in the states of the former Soviet Union. In the land mobile market, our principal customers are governmental organizations, U.N. organizations, news agencies and various aid and rescue organizations operating in developing countries.

         We outsource manufacturing of our satellite terminals to Flextronics as described more fully under "Suppliers and Manufacturing" below.

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

         To date, most of the satellite communications products and solutions developed by us have been designed for the INMARSAT system, currently the leading satellite-operator for global mobile personal communications systems. Since we delivered our first INMARSAT-A gateway in 1982, we have introduced successive product generations for the INMARSAT C, B, M, Mini-M and Aero systems. In 1999, we launched the INMARSAT M4 global area network gateways. Our sales of gateways were NOK 174 million ($19 million) in 2001, NOK 237.6 million ($27 million) in 2000 and NOK 161 million ($18 million) in 1999. INMARSAT has a total of 39 earth stations in its network globally. We sell our products to operators of land earth stations, or LES, and believe we are the biggest vendor of existing systems in the INMARSAT market with a global market share of more than 50%. The INMARSAT network now serves 268 ocean regions, of which we have delivered systems for 163 ocean stations. For purposes of these numbers, we consider INMARSAT M and INMARSAT B as one system.

         During the last year, there has been a further consolidation among LES operators in the INMARSAT market. Some of these operators have either moved their traffic to other LES sites or left the business and sold their customer base to other operators. As a consequence, several sites have been closed down. In spite of consolidation and its effects, we have increased the number of LES operators we do business with, and a further increase is expected in 2002.

         The following table sets forth the type of system we have delivered to the INMARSAT networks and coverage of the earth stations that have been deployed by the end of 2001.

SYSTEM (GATEWAY)                      SINGLE OCEAN      DUAL OCEAN      TRIPLE OCEAN     TOTAL OCEAN
                                         REGION           REGION           REGION          REGIONS
INMARSAT A......................            7               6                0               19
INMARSAT C......................            0               3                0                6
INMARSAT AERO...................            2               4                1               13
INMARSAT AERO-I.................            2               3                0                8
INMARSAT AERO-M4................            0               1                1                5
INMARSAT M......................            2               8                4               30
INMARSAT B......................            3               9                4               31
INMARSAT Mini-M.................            3               9                4               35
INMARSAT M4 ....................            1               7                4               25
INMARSAT F1 (77)................            1               4                4               21
                                       ------          ------           ------           ------
TOTAL...........................           21              53               22              193

         We have developed a generic satellite gateway architecture for which we are continually developing and improving building blocks for use in our gateway products. Through the last few years we have been working on adding building blocks targeted towards the systems where we currently see a market, primarily systems that offer fixed/mobile Internet protocol multimedia services, but also those offering narrowband handheld voice services. The building blocks are generic modules or subsystems, which are based on industry-standard development platforms, using industry-standard development tools and methods. Where we find that we can add value to our customers, state-of-the-art satcom-specific technology is developed and integrated into the buildings blocks. All the building blocks incorporate solutions for redundancy, enabling us to design complete gateways with "no single point of failure." All the building blocks can be tied together by industry-standard interfaces. This approach enables us to offer anything from a complete turnkey system to any combination of subsystems tailored to the needs of the individual project. We can integrate both internally developed products and best-of-class components from third-party vendors, or take part as a subcontractor in somebody else's turnkey project.

         In supplying turnkey land earth stations, we obtain certain radio frequency equipment and antennas from outside suppliers located principally in the United States.

         Design and development of our gateways take place mainly at our facilities in Oslo, Norway while manufacturing is currently outsourced to Flextronics as described more fully under "Suppliers and Manufacturing" below. Marketing, and distribution and sales is mostly geared towards direct sales to customers and to a lesser extent through other business areas. However, satellite terminals and satellite telephones are sold primarily through a worldwide third-party distribution network. The business is coordinated across our various subsidiaries and regional offices, which market and distribute the products. For more information regarding our sales by geographical destination, please see "-Sales, marketing and distribution."

         For information regarding our satellite broadband activities, please see "-Broadband Access" below.

         Future prospects

         During 2002, the satellite communications market is forecasted to decline due to anticipated regression of the land-based station market. We have therefore invested considerable resources during 2001 in developing new products for the land-based and marine markets, for launch in early 2002. In May 2002, we obtained regulatory approvals for the new marine terminal F77 and began commercial sales of this product. Also in May 2002, we received regulatory approvals for our new land-based terminal, the Mobile Packet Data Service, or MPDS, relating to World Communicator. In the longer term, an important part of our satellite business will be to deliver terminals and upgrades of gateways within the INMARSAT market, including the high-speed data terminal World Communicator and more updated versions of the current INMARSAT products. The agreement we reached with INMARSAT in April 2002 for the development of BGAN terminals, which is described above, enhances Nera's position as a major international supplier of satellite based communication solutions. A public and restructured INMARSAT is expected to give priority to niches, in which we have significant market share and in which we expect to continue to compete effectively. At the same time, the realization of these prospects may be adversely affected by the uncertainty of the global economic situation.

         BROADBAND ACCESS

         The broadband access business area was created in the first quarter of 2000, and started operating in April 2000 with the acquisition of one of the businesses from World Access. The wireless broadband access area was intended to benefit from the convergence of our experience in transmission networks and satellite communications, with the goal of competing in the market for fixed wireless access products. We expected the broadband access area to compete in parts of the "last mile industry," given the then growing market for radio solutions. Radios often offer advantages which make them compete well with the fixed alternatives: time of deployment, ease of installation, cost of deployment, restitution of the equipment and gradual deployment. Telecommunications providers have built fiber optic or other networks for transmission of traffic, which are concentrated in areas where the number of connection points justifies the expense of installing the network. The distance between the network and the connection point in the customer's residence or place of business is referred to as the "last mile" and there are many different technologies available to make that last mile connection. Fiber optic cable for the last mile is in many instances the desired solution as it allows for dedicated access at high speeds but it is also the most expensive and time intensive.

         During 2000 and a portion of 2001, we undertook testing of our products in this area: Velocity 2000, a wireless local loop infrastructure, and the 40G LMDS product. Due to changes in the market conditions, we halted further testing of the Velocity product in September 2001 and sold some of the Velocity assets in March 2002, while retaining the LMDS technology pending future use, if desirable.

         Due to the significant and continuing slowdown of the U.S. broadband market during 2001, we have revised our expectations for the wireless broadband access area and moved our satellite broadband activities to a separate subsidiary, called Nera Broadband Satellite AS. We have also closed down our broadband activities in Dallas, U.S., in December 2001 in order to reduce costs in response to the changed industry conditions.

         Future prospects

         Despite these temporary setbacks experienced in this area to date, we will continue to develop our core technology, know-how and possibly our own products in preparation for becoming a player in the broadband access market. We aim to become a leading supplier of wireless terrestrial broadband access using our core expertise, radio technology. We can offer cost-effective solutions that can be installed quickly in areas where infrastructure is poor or difficult to access, as our broadband products do not depend on existing infrastructure. We are developing our core technology and know-how through a number of projects. In 2001, we participated in a new LMDS project piloted in Svolvaer, Norway. The project's goal is to develop a quality broadband package based on our advancing unique radio technology. Initial LMDS pilot tests were successful, and we are continuing work on this project in 2002 in collaboration with Telenor, the Norwegian national telephone operator. In the fall of 2001 we agreed with HemneNett AS to develop wireless broadband for the municipal center Kyrksaeterora in Hemne, Norway, and we also agreed with Kvamnett to provide broadband access to all households and businesses in the municipalities of Kvam and Jondal in Hardanger, Norway. We will also build on the experience we acquired in constructing a radio-based broadband network during 2000 in Norway, as part of the Modalen project.

         Nera Broadband Satellite AS, which continues our activities in the field of broadband via satellite, has also been restructured in 2001 and now has a more narrow focus. It has gained considerable knowledge in 2001 through the development of a digital video broadcast products and collaboration with Shinsat on the iPSTAR product. This product delivers data over satellite and is anticipated to be initially introduced in Asia. In the years ahead, Nera Broadband Satellite will see interesting and challenging opportunities, although a commercial market for its products is not forecasted to grow until 2003, at the earliest.

         Generally, we expect our broadband market to recover in 2003, with the LMDS technology being increasingly important in its development. This technology offers considerable flexibility and capacity, and we plan to develop our own products incorporating this technology and to market them in Scandinavia, Europe and Southeast Asia.

         NERATEL

         In November 2001, we purchased additional shares in our Singapore subsidiary, NeraTel, to increase our ownership interest from 47.3% to 50.18%, for a total purchase price of NOK 32.6 million (US$3.6 million). At the same time, NeraTel significantly increased its involvement in our Asian business, and will now market our products in India, China, Bangladesh, Mongolia and Sri Lanka. NeraTel already served Singapore, Malaysia, Thailand, Indonesia, the Philippines, Vietnam, Brunei, Laos, Cambodia, Myanmar, Taiwan and Korea for us and will continue to do so. NeraTel is headquartered in Singapore, with its principal business address at 109 Defu Lane 10, Singapore 539225, telephone +65 281 3388.

         NeraTel's business activities are divided into the segments of telecommunications, information technology and electronics contract manufacturing, which are briefly described below:

    - TELECOMMUNICATIONS -- this segment manufactures and markets microwave radio products which can be used as a flexible and cost-effective method of establishing networks. Rapid growth of cellular usage provides NeraTel with opportunities for further development in close cooperation with us. This business area of NeraTel also includes satellite communication through INMARSAT system and the Nera WorldPhone terminal used for phone calls, fax, data transmission or internet connection irrespective of location.

    - INFORMATION TECHNOLOGY -- this segment recognizes the growing significance of internet communication and markets related products and services, such as security solutions and extended authentication services, and the internet traffic management, or ITM, consultation to ensure after-sale satisfaction of the customers. A separate unit dedicated to optical networks uses its experience as a system integrator to undertake technology and market research to provide solutions for next generation technology, such as optical wireless, or Infra-Red, and wired, or A-PON, technologies.

    - ELECTRONICS CONTRACT MANUFACTURING -- through its wholly-owned subsidiary, Nera Electronics (S) Pte. Ltd., NeraTel offers electronics contract manufacturing of printed circuit board assembly, or PCBA, and complete production on a turnkey basis for original equipment manufacturers. It has recognized capabilities in surface mount technology plated-through hole assembly and ball grid array, which it utilizes to manufacture microwave transmission equipment both for its Southeast Asian markets and for Nera's markets worldwide.

         During 2001, profit before tax of NeraTel was approximately NOK 95,2 million ($35.7 million) on sales of NOK 1,160 million ($128.9 million). In May 2001 NeraTel entered into an agreement to supply and install SDH microwave radio equipment for Globe Telecom, a unit of SingTel Philippine, to be used in its mobile telephone network in the Philippines. The SDH equipment to be installed in the network is manufactured as part of our transmission networks business. The value of this contract was $22 million. During 2001, NeraTel's telecommunications unit increased sales by 92.5%, largely due to demand for microwave radio line equipment in the Philippines, Malaysia and Thailand, and for satellite communications equipment in Singapore. The information technology unit increased sales by 29.6% in 2001, however, this was not reflected in its profits due to increased depreciation and a share of loss in TV Mobile, an affiliated company. The contract manufacturing unit increased sales by 26% during 2001, due to high demand for its products in Singapore, Europe and the U.S. While each of these units grew during 2001, we expect the most significant developments to occur in the telecommunications unit operating in our Asian markets. Despite uncertainties associated with the global economic situation and entrance of new markets, we anticipate NeraTel to have positive growth in 2002.

         NERA FINANS AS

         Nera Finans AS was set up as a separate entity in March 1995 in order to handle our operational finance activities. In May 2002, we decided to centralize all activities performed by Nera Finans in Bergen and therefore close its existing branch in Dublin, which now handles our daily operational financial activities such as funding, foreign exchange transactions and guarantee issuances. We believe that this change will result in reduction of costs and increased coordination between our operations and financing activities. This change will be effected through the merger of Nera Finans into Nera ASA in September 2002, with tax and accounting implications effective on January 1, 2002. Nera Finans has four employees, of whom two are presently employed at our branch in Dublin.

         In addition to conducting our daily operational activities, Nera Finans has historically also been responsible for our sales support financing program, which provided some of our customers with credit through the financial markets in Norway and abroad, provided guarantees to other credit institutions or provided our direct participation in the form of leasing, loans, and, in some cases, by purchasing equity. During 2001, we did not provide any credit to new customers but limited our activity in this area to managing our existing financing programs. We are currently not providing credit to customers to support our sales program and do not foresee a return to this practice in the near future. At December 31, 2001, Nera Finans had a total of approximately NOK 227 million ($25.3 million) in loans outstanding to customers in connection with the financing of various projects. In addition, at December 31, 2001 there were guarantees provided to other credit institutions totaling approximately NOK 9.9 million ($1.1 million).

         Two loans to customers are individually large enough to merit a separate discussion. In October 1997, Nera Finans AS provided financing of $5.5 million to CNH Communications de Venezuela, or CNH, in connection with an order for radio link equipment for the purchase of such equipment. Through a series of transactions and events, including bankruptcy proceedings for CNH's parent in the United States, the outstanding balance on the loan is currently approximately $10 million. Some of this amount is collateralized by the equipment we delivered. CNH continues to encounter financial problems. It is highly uncertain whether we will recover the amounts outstanding on our loan but we are actively monitoring CNH's efforts to improve its financial situation.

         In 1996, Nera Finans AS, together with various other creditors, extended a loan to Telex Chile S.A. in connection with the sale of equipment. Our portion of the loan was $10 million. The loan provided for semi-annual interest payments with the principal due in June 2002. At December 31, 2001, the outstanding amount of the loan was approximately $9 million. Given our assessment of Telex Chile's financial situation and its perceived inability to repay out loan by its due date in June 2002, we reserved for material portions of this loan in our financial statements for the year ended December 31, 2001 and subsequently sold this loan to a third party for a significant discount.

         SUPPLIERS AND MANUFACTURING

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

         We outsource the manufacturing of our satellite communications terminals to Flextronics and use Kitron as an alternative manufacturer. We use the same suppliers for manufacturing relating to our transmission networks business if we do not have sufficient manufacturing capacity ourselves. In connection with the sale of our production facilities in Oslo to Flextronics in May 2000, we entered into a number of agreements setting forth the scope of our long-term cooperation and of manufacturing by Flextronics of various products for our business. These agreements are generally on terms standard in the industry, have initial terms of three years (subject to one-year renewals) and can be terminated by either party with notice, and by us due to quality concerns. During each year of the three-year initial term, we must use Flextronics' Oslo facility to manufacture products with a minimum value of NOK 200 million, NOK 180 million and NOK 140 million, respectively. During the first two years, we have met the thresholds and expect to reach the threshold during 2003 as well. Flextronics must dedicate a certain amount of resources to us. Our relationship with Kitron is governed by two frame agreements, which are also generally on terms standard in our industry.

         CUSTOMERS

         From 1999 through 2001, our principal customers have included the Norwegian Defense Communications Agency (Norway), Ericsson (Poland, Mexico, Morocco and Brazil), Telefonos de mMexico (Mexico), IUSACELL (Mexico), Promon Electronica Ltda. (Brazil), Telenor (Norway), British Telecom PLC, Telcel (Venezuela), Lucent Technologies (Peru, India, Czech Republic and Saudi Arabia), NTL (Australia), Globe Telecom (Philippines), Datang (China), ITI (India), Microcell Links (United Kingdom), National Logistics Cell (Pakistan), Telecom Italia (Italy), Hong Kong Telecom (Hong Kong), Total Access Communications (Thailand), and Singapore Telecommunications Ltd. (Singapore). No single customer accounted for 10% or more of our sales in any of 1999, 2000 or 2001. However, we work with various Ericsson companies worldwide, which are organized as separate legal entities. All of the Ericsson entities, taken together, accounted for approximately 12% of our sales in 2001.

         PRODUCT WARRANTY AND SERVICE

         Although the terms of specific warranties vary, we typically warrant the performance of our goods for a period of one year following acceptance of such goods and/or two years following the shipment of such goods. We generally agree to perform all warranty work at our own expense, including parts, labor and miscellaneous cost, such as travel to the site of repairs, shipment of goods to us and insurance. When carrying out our contracts, we typically post a warranty bond, usually in the amount of 10% of the total value of a contract, at the time of provisional acceptance of goods by the customer. Once the customer has utilized the goods for one year, the customer takes final acceptance and the warranty bond is canceled. We generally guarantee that we will stock spare parts for the goods sold for periods ranging from five years through fifteen years, depending upon the specific terms of the particular contract. At the end of 2001, our reserve for warranty claims amounted to approximately NOK 51.7 million ($5.7 million).

         In addition, we issue bid and performance bonds in connection with many of our contracts, which may be called by customers in certain circumstances, such as where there is a major default in our performance of a contract. As of December 31, 2001, we had approximately NOK 187 million ($21 million) of bid and performance bonds outstanding. We have experienced no material losses to date in relation to any calling of performance bonds.

         BACKLOG

         The following table indicates the amount of unfilled customer orders for our products on December 31 of each of the years presented:

                        1997          1998        1999         2000      2001(1)
                        ----          ----        ----         ----      ----
                                          (NOK IN MILLIONS)
Backlog.............   1,375         1,336         998        1,158       590

         (1) Excludes order backlog for NeraTel (Singapore).

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

         During the first six months of 1998, the order backlog was reviewed and individual orders were removed or reduced with a total reduction of NOK 300 million. The sales of Nera transmission management network and power network communications also contributed to the reduction of backlog. The foregoing backlog figures through 1998, include an estimated amount of airtime billing sales for airtime billing services rendered, but not yet billed, as of the relevant date. Approximately NOK 113 million of estimated airtime billing sales are included in the backlog figure for December 31, 1998 and approximately NOK 192 million are included in the figures for December 31, 1997. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of NeraTel in Singapore and of the airtime billing business in the UK. As a consequence of these sales, the order backlogs of these entities were no longer included in our order backlog. The value of this order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turnkey contracts registered as order backlog. The amount of our backlog as of any date does not otherwise reflect expected sales for any period. Our backlog increased during 2000 due to improved market conditions primarily for our transmission networks products and to a lesser extent for satellite communications products. Our backlog decreased during 2001 due to the global economic slowdown in general, and its adverse effects on the telecommunications equipment market, in which we operate, in particular.

         We believe that approximately 95% of our backlog as of December 31, 2001 will be shipped during 2002.

         SALES, MARKETING AND DISTRIBUTION

         We have invested significant resources in order to expand our international market presence through the establishment of our own distribution network in regions where we have previously sold products through local agents. We have wholly or partially owned subsidiaries in Norway, the United Kingdom, Germany, Singapore, Hong Kong, Brazil, Colombia, Mexico, Venezuela, India, and the United States, and market our products in over 70 countries. We have sales offices, or representatives, in: Moscow, Russia; Warsaw, Poland; Jakarta, Indonesia; Islamabad and Lahore, Pakistan; Johannesburg, South Africa; Beijing, China; Hanoi, Vietnam; Madrid, Spain; Amman, Jordan; Manila, the Philippines; Bangkok, Thailand; Kuala Lumpur, Malaysia; Dubai; United Arab Emirates, Lucca, Italy and Buenos Aires, Argentina. In 1999 and 2000, we focused our marketing efforts on strengthening our subsidiaries in Latin America and our sales offices in Asia by increasing the number of sales engineers. During 2001, we have opened new offices in Prague, the Czech Republic; Sydney, Australia; and Madrid, Spain.

         The figures below show the geographical distribution of our orders received and sales in 2001.

                                  ORDERS RECEIVED FROM GEOGRAPHICAL            SALES BY GEOGRAPHICAL
                                         DESTINATION IN 2001                    DESTINATION IN 2001
                                                  (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Asia......................            590                 26.0%                 671            23.2%
Americas..................            674                 29.6%                 814            28.2%
Rest of Europe............            547                 24.0%                 559            19.3%
Norway....................            291                 12.8%                 288             9.9%
United Kingdom............             96                  4.2%                 202             7.0%
Oceania...................             23                  1.0%                 169             5.8%
Africa....................             56                  2.4%                 190             6.6%
   Total..................          2,277                  100%               2,893             100%
                                    -----                  ----               -----            ----

         Transmission networks

         We distribute our transmission equipment and systems through direct marketing from Norway and through our regional sales offices and subsidiaries, as well as through selected agents. In recent years we have has set up a number of sales and representative offices in various countries in order to strengthen our local presence. Sales of equipment for radio link systems and turnkey networks may also be made through other telecommunications network suppliers such as Lucent Technologies, Nokia and Ericsson. Our sales force consists of engineers and other employees involved in the sales process based in Norway and in various regional offices. Our sales representatives work with customers and our engineering and manufacturing personnel to configure systems to meet specific customer requirements.

         We market our microwave radio transmission equipment and systems throughout the world, principally in Southeast Asia, Norway, the United Kingdom, several countries in Western Europe, selected markets in eastern Europe (principally the Czech Republic, Poland, Romania and Russia), China, Latin America, the Indian subcontinent and sub-Saharan Africa.

         We expect that our CityLink products, which also are available for the SONET standard used in the United States, may present new opportunities for us in the U.S. and Canadian markets.

         Satellite communications

         We distribute our satellite terminals primarily through our subsidiaries in the United Kingdom, Germany and Southeast Asia, and through independent distributors in Southeast Asia, the United States, Europe and other regions. Management estimates that this network of subsidiaries and independent distributors, which serves approximately 70 countries, accounts for approximately 90% of our sales of satellite terminals.

         Because the market for land earth stations consists primarily of a small number of large projects requiring extensive technical support, we coordinate our sales and marketing activities for land earth station systems and equipment from our offices in Norway and through our associated companies in Southeast Asia.

         Broadband access

         We will distribute our broadband access terrestrial products primarily though our network of subsidiaries and agents. For our broadband access satellite products, we intend to use distributors based primarily in Scandinavia, South-East Asia and Europe.

         INTELLECTUAL PROPERTY

         Given the rapid pace of product development and the short product life cycles in our principal businesses, we formerly did not attempt to secure patent protection for our products and processes. We seek patent protection for some of our products and processes. We have applied for and have been granted patent protection for several product and process developments within our transmission networks and satellite communications business areas.

         We have also applied for, and have obtained, trademark protection for our logo in 70 countries.

         COMPETITION

         Our products face substantial competition from other telecommunications product lines and alternative telecommunications transmission media. Many of our competitors have significantly greater financial, marketing and operating resources than us, as well as broader product lines.

         Our principal competitors in transmission equipment, systems and services are large telecommunications equipment suppliers that have a strong presence in the markets for transmission and switching equipment and that can supply all elements of telecommunications networks. Most of these suppliers have greater resources than us. Our major competitors in the market for transmission systems include: Alcatel Alsthom (France), NEC Corporation (Japan), Fujitsu Ltd. (Japan), Northern Telecom Limited (Canada), Marconi (the United Kingdom) and Siemens AG (Germany) Digital Microwave Corp. (United States) and Harris (United States). In the market for antenna systems, our principal competitor is Andrews (United States). In addition, we face competition from a number of niche players in certain markets, especially in the market for low-capacity microwave radio equipment. Competition between firms is based primarily on price and on a number of other factors, depending on the nature of the customer. For contracts with PTTs, competition is also generally based on technical merit, while ability to make rapid delivery typically is more important for contracts with newly established telecommunications providers. Competition to supply telecommunications systems in developing countries and to new operators in any given market is often based on the ability to arrange development aid financing.

         We believe that the market for radio link systems (radio equipment with accompanying third-party equipment and services) amounts to around USD 4,000 million. Worldwide, three suppliers are each believed to have approximately 10% of the market (Ericsson, Alcatel and Siemens), while five to eight suppliers, including us, are believed to have market shares of approximately 5% to 8%. The other players in the transmission market are each believed to have market shares of approximately 2%.

         The market for mobile satellite terminals and land earth stations is characterized by strong competition and by an increasing number of new suppliers. Our main competitors are: Japan Radio Corporation Ltd. (Japan), NEC Corporation (Japan), MTI Technology Corp. (United States), Atlas (Germany), Scientific Atlanta Inc. (United States), Thrane & Thrane (Denmark), SED Systems Inc. (Canada), Comsat Corporation (United States), Toshiba (Japan), Hughes Network Systems, Inc. (United States), Mobile Satellite Products Corp. (United States), Trimble Navigation (United States) and Magellan (United States). Competition in the markets for both mobile satellite terminals and land earth station systems is based primarily on technical merit and price. Other competitive factors include size, weight and ease of use for satellite terminals. Today the traditional market for INMARSAT products is mature. In the future, INMARSAT will probably face increased competition from new satellite systems if and when financing solutions for these systems have been found. Growth prospects for the traditional products and services for the INMARSAT market are therefore still good. The traditional products will still be an important platform and reference point for future growth within new systems. We believe that our broad experience in supplying a variety of land earth stations and the operational reliability of our stations, together with our multiprocessor technology, make us a competitive supplier of land earth station equipment and complete land earth stations. While we believe there will be opportunities to supply equipment for new satellite communications systems as they become operational, we cannot assure you that we will be able to compete effectively in these markets.

         The market for broadband access products to bridge the last mile is very competitive. Our main competitors in the point-to-multipoint transmission area are ECI (Israel), RadWin (Israel), AirSpan (Israel) and Alcatel (France) and in the LMDS area are Harris (United States), BreezeCom (United States), Alcatel (France), Spike (Israel), Floware (United States), Netro (United States) and Adaptive Broadband (United States).

         Future prospects

         Due to the uncertainty surrounding the world economy and the telecommunications industry and related adverse effects on financial investments in this area, as well as overproduction in some sectors and pressure on prices of products similar to ours, we do not forecast any overall growth for our products in our markets during 2002. We hope to see a gradual increase in investments in the telecommunications sector by the end of 2002, resulting in part from the launch of the next generation mobile, or 3-G, designs. However, negative growth rates in any of the various national economies that we operate in would continue to affect us along with other wireless infrastructure providers.

         In the years ahead, an important part of our satellite business will be to deliver terminals and upgrades of gateways within the INMARSAT market, including the next generation service, INMARSAT-4, and later versions of the current INMARSAT products, niche markets in which it has a strong position today.

         Developments in the transmission market are currently being driven by the expansion of mobile services, the Internet and the growing demand for data transfer services. Although the traditional PDH market is still growing, with the exception of the U.S., demand for faster and larger transmission capacity is expected to lead to increased demand for radio link products utilizing SDH technology.

         The constantly growing traffic is also expected to lead to a sharp rise in high-capacity SDH systems of the CityLink type and LMDS products. An increased volume in terms of numbers of units may compensate for price reductions for these products.

         REGULATION

      International standards

      The telecommunications industry is to a large extent regulated by internationally agreed standards. The common standards are set for the purpose of linking networks and services and ensuring the interoperability of equipment on an international basis. In addition, the use of frequency spectrum for wireless communication is also regulated by international agreement. In designing and developing our products, we comply with all material regulations and standards relevant in the markets in which we operate. The main standard setting bodies are international organizations, such as the ITU and ETSI. Certain organizations such as INMARSAT can also operate as de facto standard setting bodies. The standards set for the telecommunications industry by such bodies are made in conjunction with feedback received from telecommunications operators and, to a lesser extent, from producers of telecommunications products, such as us.

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

      C.    ORGANIZATIONAL STRUCTURE

      The following is a list of the subsidiaries we consider significant to our business, including the country of formation and our direct and indirect proportion of ownership interest in each subsidiary:

DIRECT SUBSIDIARIES                                           COUNTRY OF FORMATION              % OF OWNERSHIP
Nera Broadband Satellite AS                                   Norway                                   100
Nera Finans AS                                                Norway                                   100
Nera Networks AS(1)                                           Norway                                   100
Nera Satcom AS                                                Norway                                   100
Nera Telecommunicaciones Latin-America SA                     Venezuela                                100
Nera Telecommunications Ltd.                                  Singapore                              50.18(2)
Nera WBA AS                                                   Norway                                   100
Nera WBA Satellite AS                                         Norway                                   100

INDIRECT SUBSIDIARIES                                         COUNTRY OF FORMATION              % OF OWNERSHIP
Beijing Nera Stentofon Comm. Co. Ltd.                         China                                    36.0
Nera America Latina Ltda                                      Brazil                                   100
Nera America Latina Ltda Sucursal Colombia                    Colombia                                 100
Nera Americas Holding                                         USA                                      100
Nera Americas Inc.                                            USA                                      100
Nera de Mexico SA de CV                                       Mexico                                   100
Nera Electronics (S) Pte Ltd.                                 Singapore                                100
Nera GmbH                                                     Germany                                  100
Nera (HK) Ltd.                                                Hong Kong                                100
Nera (India) Ltd.                                             India                                    100
Nera Infocom (M) Sdh Bhd                                      Malaysia                                 100
Nera (Malaysia) Sdn Bhd(3)                                    Malaysia                                  30
Nera Mechatronics AS                                          Norway                                   100
Nera Networks Inc.                                            USA                                      100
Nera (Philippines) Inc.                                       Philippines                              100
Nera (Thailand) Ltd.                                          Thailand                                 100
Nera Telecommunications Inc.                                  USA                                      100
Nera Telecommunications (Taiwan) Co, Ltd.                     Taiwan                                   100
PT Nera Indonesia                                             Indonesia                                100

----------

(1) Our direct subsidiary, Nera Electronics AS, merged with Nera Networks AS during 2001.

(2)   Nera ASA holds 42% and Nera Networks AS holds 8.18%.

(3) Nera (Malaysia) Sdn Bhd is consolidated based on a shareholder agreement, which results in ownership of more than 50%.

      With respect to our operations in some countries in South America, there may be restrictions on our subsidiaries' ability to transfer funds to us. These restrictions may be in the form of taxation of dividends. Should these or similar restrictions limit our ability to receive funds from our subsidiaries, they would generally be able to extend the same funds to us in the form of loans.

      D.    PROPERTY, PLANTS AND EQUIPMENT

      As of December 31, 2001 we had production facilities in Bergen, Norway. This facility is leased by us and encompasses approximately 20,000 square meters of workshops for electronic, electrical and mechanical engineering and manufacturing. The following table gives the location and general character of the principal plants and properties that were owned or leased by us and our subsidiaries as of December 31, 2001:

    LOCATION                   PRINCIPAL ACTIVITIES                              TITLE                          AREA
    --------                   --------------------                              -----                          ----
Bergen, Norway         Headquarters; production of microwave       Leasehold expires 2011 with option        20,000m(2)
                       transmission equipment and systems          to extend to 2026

Bergen, Norway         Office space; production of satellite       Leasehold expires 2003                     4,000m(2)
                       terminals, land earth station equipment
                       and power systems telecommunications
                       equipment

Asker, Norway          Office space                                Leasehold expires 2008                     3,000m(2)

Luton, England         Office space, production facilities for     Leasehold expires 2008                     2,800m(2)
                       microwave transmission equipment

    LOCATION                   PRINCIPAL ACTIVITIES                              TITLE                          AREA
    --------                   --------------------                              -----                          ----
Sao Paulo, Brazil      Office space, production of microwave       Rented                                     1,000m(2)
                       transmission equipment

Singapore(1)           Office space, warehouse, production         Leasehold expires 2012 with an             3,200m(2)
                       facilities                                  option for a further term of 30 years

----------

(1)   Relates to our majority-owned subsidiary, NeraTel.


      In 2001, we paid an aggregate of NOK 45.0 million ($5.0 million) in periodic rental payments on our principal plants and properties. We believe our facilities are sufficient for our business activities.

      ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      APPLICATION OF CRITICAL ACCOUNTING POLICIES

      Our financial statements are prepared in accordance with the Norwegian Accounting Act 1998 and Norwegian generally accepted accounting principles. Below is a description of accounting policies which we consider critical to the preparation and understanding of our financial statements. In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. The U.S. Securities and Exchange Commission indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results of operations, and requires management to make most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our accounting policies set forth below fit this definition. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

      Revenue Recognition

      The majority of our revenue is derived from projects involving the customization, installation and integration of complex telecommunications equipment, such that sales and costs from these projects are recognized on the percentage of completion basis. Project revenues includes direct materials, wages, and other direct costs, together with indirect costs and portion of profit, which can be allocated to the project. For certain contracts, where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, we segment the contract and recognize revenue on each segmental portion individually. Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 15% of our sales in 2001 were derived from contracts to be performed over a period of nine months or longer. Many of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers, and thus our sales and margins may fluctuate depending on the proportion of our large turnkey projects.

      Income recognition on longer term contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently. Revenue from sale of goods is recognized net of discounts and recorded when shipped and/or services are performed and the risk of loss passed to the customer. This requires us to assess at point of delivery whether these criteria have been met. Upon making such assessment revenue is recognized.

      Allowances for doubtful accounts and obsolete inventory

      We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management specifically analyses accounts receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

      We periodically review the lower of cost or market carrying value of inventory. This requires management to estimate the market value based upon assumptions about future demand and market conditions. Any difference between the cost of inventory and the estimated market value results in a write-down of inventory for the estimated obsolescence or unmarketable inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

      Impairment

      We have made investments in tangible assets, goodwill and other intangible assets, and other investments. These assets and companies are tested for impairment when circumstances trigger an impairment test. Factors that we consider important and that could trigger an impairment review include the following:

            -     significant fall in market values;

            - significant underperformance relative to expected historical or projected future operating results;

            - significant changes in the use of our assets or the strategy for our overall business; and

            -     significant negative industry or economic trends.

      The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on estimated undiscounted future cash flows, for those assets to be held and used, and sales price less cost to sell for assets to be disposed. When such amounts are less than the carrying amount of the asset, a write-down to estimated fair value or sales price less cost to sell is recorded.

      If quoted market prices for an asset or a company are not available, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Estimating fair values of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management's assumptions may give rise to impairment losses in the relevant periods. In 2001, we wrote down tangible assets, goodwill and other investments.

      A.    OPERATING RESULTS

      We have restructured our operations significantly during the past five years, including during 2001. The effects of the most recent restructuring continue to be felt in 2002. These restructurings are described in "Item 4.A. History and Development of the Company" as well as below in this section.

      Prior to 2001, we grew significantly in response to market trends that increased worldwide demand for telecommunications equipment and infrastructure. This growth imposed a significant strain on our resources, particularly our financial resources, as we made substantial efforts and expenditures to increase sales to meet demand. Among other things, we invested significant resources in research and development in order to maintain our technological expertise and renew our product lines. Our research and development expenditures, not including grants from suppliers and governments, amounted to NOK 347 million, NOK 286.7 million and NOK 237.8 million in 2001, 2000 and 1999. We expect that we will be required to maintain similarly substantial amounts in research and development activities, even though our business has seen a significant drop in demand, so that we may maintain the competitiveness of our products. From 1997 to 2000 we also expended funds to expand our international presence and sold non-core assets.

      With respect to our operating results discussed below, please note that NeraTel, our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1999 and starting again in December 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated with our results. Due to the different accounting treatment of NeraTel, our results for the above periods are not comparable. It should be noted, however, that the impact of NeraTel on our 2001 results is not material, given that only its December 2001 results are included in our results. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

      The table below shows a number of income statement items as a percentage of sales for the periods indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                              1999             2000            2001
                                                              ----             ----            ----
                                                               NOK              NOK             NOK
      OPERATING EXPENSES AND OPERATING INCOME BEFORE
      RESTRUCTURING AS A PERCENTAGE OF SALES:
      Cost of materials.............................          38.6%            37.9%           48.8%
      Changes in inventory of work in progress
           and finished goods.......................           0.7%             1.5%            1.9%
      Payroll expense...............................          23.8%            25.5%           25.0%
      Depreciation..................................           2.1%             2.6%            3.0%
      Other operating expense.......................          28.4%            28.4%           30.9%
      Operating income (loss) before restructuring
           gain and loss............................           6.4%             4.1%           -5.8%

      The table below shows sales by product line for the periods indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                              1999             2000            2001
                                                              ----             ----            ----
                                                                       (NOK IN MILLION)
      SALES BY BUSINESS AREA:
      Transmission networks..........................        1,504            1,803           2,222
      Satellite communications ......................          649              709             599
      Broadband access...............................           --               16             47
      Production(1)..................................           --               --              --
      Dedicated communications(1)....................          186               --              --
      Other operations(1)............................          427               22             25
                                                             -----            -----           -----
               Total.................................        2,766            2,550           2,893
                                                             =====            =====           =====

      ----------

      (1) In 2000, our "Production" and "Dedicated communications" categories were eliminated as operating business segments. For 2000 and 2001, we have included the sales for such categories in "Other operations."

      The following table sets forth our sales by geographic destination for the periods indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                              1999             2000            2001
                                                              ----             ----            ----
                                                                       (NOK IN MILLION)
      SALES BY GEOGRAPHIC DESTINATION:
      Norway.........................................          283              168             288
      United Kingdom.................................          350              310             202
      Rest of Europe.................................          662              711             559
      Asia...........................................          681              463             671
      North and South America .......................          651              668             814
      Africa ........................................           97              180             190
      Other (1)......................................           42               49             169
                                                             -----            -----           -----
               Total.................................        2,766            2,550           2,893
                                                             =====            =====           =====

      ----------

      (1) The category "Other" primarily includes New Zealand, Australia and other countries in Oceania.

      YEAR ENDED DECEMBER 31, 2001 COMPARED WITH THE YEAR ENDED DECEMBER 31,
      2000

      Orders and Backlog. The total value of orders received was NOK 2,277 million in 2001, compared with NOK 2,902 million in 2000, a decrease of 21.5%, due to the economic slowdown in general and the decline in the telecommunications sector in particular. Orders for transmission networks products was NOK 1,687 million in 2001 compared with 2,216 million in 2000, a decrease of 23.9%. Orders for satellite communications products was NOK 586 million in 2001, as compared to NOK 576 million in 2000, an increase of 1.7%.

      Backlog was NOK 590 million at the end of 2001, as compared with NOK 1,158 million at the end of 2000, a decrease of 11.3%. The decrease in order backlog in 2001 was primarily the result of the decline in the world economy in general and the telecommunications sector in particular.

      Sales. Our sales increased to NOK 2,893 million in 2001 from NOK 2,550 million in 2000, an increase of 13.4%, for the reasons described below. The increase in sales in 2001 compared with 2000 is primarily a result of increased sales within the transmission networks area.

      Sales within transmission networks increased 23.2% in 2001 primarily due to increased sales of SDH radio equipment to the providers of networks for the cellular telephone markets in the first two quarters of 2001, which were followed by a significant downturn. We also sold our existing substantial backlog during 2001.

      Sales within satellite communications decreased 15.5% in 2001 due to a decrease in the sale of WorldPhones and a decrease in the sale of land earth station, which was slightly offset by our receiving more assignments to upgrade our existing sites. Approximately 6,460 WorldPhones were sold during 2001. In 2001, sales of land earth stations decreased by approximately NOK 64 million due to the mature nature of this market.

      Sales within wireless broadband access area increased from NOK 16 million to NOK 47 million as a result of increased activities by Nera Satellite Broadband, our subsidiary, and despite the closing of our operations in Dallas, U.S., and the sale of the Velocity line of products. We do not currently expect to see any increase in the satellite and terrestrial broadband activities during 2002.

      A comparison of geographic sales is set forth in the chart below:

      GEOGRAPHICAL DESTINATION                         2001                              2000
      ------------------------                         ----                              ----
                                                    (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
      Norway..........................          288            9.9%                168           6.6%
      United Kingdom..................          202            7.0%                310          12.2%
      Rest of Europe..................          559           19.3%                711          27.8%
      Americas........................          814           28.2%                668          26.2%
      Africa..........................          190            6.6%                180           7.1%

      GEOGRAPHICAL DESTINATION                         2001                              2000
      ------------------------                 --------------------            ---------------------
                                                    (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
      Asia............................          671           23.2%                463          18.2%
      Oceania.........................          169            5.8%                 49           1.9%
                                              -----           ----               -----          ----
      Total...........................        2,893            100%              2,550           100%

      No single customer accounted for more than 10% of our sales in 2001 and 2000. However, we work with various Ericsson companies worldwide, which are organized as separate legal entities. All of the Ericsson entities, taken together, accounted for approximately 12% of our sales in 2001.

      Cost of materials and changes in inventory of work in progress and finished goods. Cost of materials and changes in inventory of work in progress and finished goods was NOK 1,411.1 million in 2001, as compared to NOK 966.6 million in 2000, an increase of 46%. This increase is primarily due to a write-down of our inventories. It is also due to an increase in overall manufacturing costs in 2001, as compared to 2000, as we changed from manufacturing our own products to outsourcing a significant portion of our manufacturing to Flextronics and Kitron. We anticipate this effect on our cost of materials to be short-term. As a percentage of sales, cost of materials and changes in inventory of work in progress and finished goods was 48.8% in 2001 and 37.9% in 2000. This increase is due to the fact that our cost of materials grew more significantly than our revenues in the past fiscal year, which is consistent with a trend of lower margins and price pressure observed in the telecommunications industry in 2001.

      Payroll expense. Payroll expense was NOK 722.8 million in 2001, as compared to NOK 649.6 million in 2000, an increase of 11.3%. The increase in payroll expense is primarily due to an increase in the number of employees needed to address our significant backlog during the first two quarters of 2001, offset by a reduction in employees during the last quarter of 2001 as a result of our restructuring. As a percentage of sales, payroll expense was 25% in 2001 and 25.5% in 2000.

      Depreciation. Depreciation was NOK 87.9 million in 2001, as compared to NOK 66.9 million in 2000, an increase of 31.4%. This increase was due to the acceleration in depreciation of goodwill relating to our earlier purchase of a business meant to become the core of our Dallas operations, based on our yearly assessment of this asset's value.

      Other operating expense. Other operating expense was NOK 894.4 million in 2001, as compared to NOK 724.9 million in 2000, an increase of 23.5%, which is primarily due to an increase in our research and development expenses and increased costs of implementation of our new logistics and computer systems. As a percentage of sales, other operating expense was 30.9% in 2001 and 28.4% in 2000.

      Operating income (loss) before restructuring gain and loss. Operating loss was NOK 168.1 million in 2001, as compared to operating income of NOK 104.5 million in 2000. This decrease in operating income (loss) before restructuring gain and loss is primarily due to the reasons provided above.

      Restructuring expenses and write-downs. Restructuring expenses and write-downs were NOK 264 million in 2001. We did not have any restructuring gains or losses in 2000. The restructuring expenses and write-downs in 2001 are primarily due to our reduction of activities in the United States (Dallas and Boston) and Norway to respond to the continuing weak market conditions. The restructuring included personnel lay-offs, decreased or closed down business activities, streamlining of both our terrestrial and satellite broadband operations, as well as the halting of development and subsequent sale of the Velocity products.

      The table below sets forth certain additional information relating to the 2001 restructuring. The various line items refer to those business activities that were affected by the 2001 restructuring.

                                               BALANCE AT                                                            BALANCE AT
                                             DECEMBER 31,   PROVISIONS IN   WRITE-DOWN IN APPLIED/DISBURSEMENT   DECEMBER 31,
                                                     2000            2001            2001                IN 2001           2001
                                                     ----            ----            ----                -------           ----
                                                                           (NOK IN MILLIONS)
                                                                           -----------------
Restructuring of Nera Ltd, UK(1)........              6.0              --              --                    3.5            2.5
Nera ASA(2).............................              4.0              --              --                    4.0             --
Closing of the Dallas office(3).........               --            91.2           101.2                  153.2           39.2
Restructuring of the Boston office(4) ..               --            31.3             7.3                   38.4            0.2
Restructuring of satellite operations(5)               --             8.7             0.7                    0.7            8.7
Restructuring of wireless broadband
access operations(5) ...................               --             2.5            21.1                   16.6            7.0
TOTAL                                                10.0           133.7           130.3                  216.4           57.6
                                                     ----           -----           -----                  -----           ----

----------

(1) During 1998, our board of directors and management prepared a plan for restructuring of our unit in the U.K., in order to reestablish profit within this unit through a focused strategy and changes in the product range. This aspect of restructuring involved dismissal of personnel, write-downs of fixed assets and stock. Total provisions for restructuring were NOK 71.0 million in 1998. The restructuring plan was extended in 1999, and another NOK 37.8 million was expensed. By the end of 2001, all payments relating to this line item were completed.

(2) During 1998, our board of directors and management prepared a plan for our restructuring, which is discussed in detail in Item 4.A. The restructuring plan was carried out during 1998 and 1999. By the end of 2001 all payments related to this line item were completed.

(3) In 2001, we decided to terminate our presence in Dallas, U.S. Provisions for severance payments, purchase commitments and other commitments were undertaken. Fixed assets, goodwill and existing inventory have been written down to net realization value. All significant restructuring activities were started in 2001 and were completed in all material respects during the first quarter of 2002.

(4) In 2001, we also decided to restructure our presence in Boston, U.S. Provisions for severance payments, purchase commitments and other commitments were undertaken. Fixed assets, goodwill and existing inventory have been written down to net realization value. All significant restructuring activities were started in 2001 and largely completed in the first quarter of 2002, existing inventory has been reduced significantly and sold at approximately book value. Remaining restructuring activities are expected to be completed by the end of 2002 and the costs associated with this remaining restructuring activities are included in those provided for in 2001.

(5) In 2001, due to changes in the market conditions, we have reorganized parts of our satellite unit and our wireless broadband access operations. This reorganization resulted in personnel dismissals. Provisions for severance payments have been undertaken. Fixed assets and stock have been written down to net realization value.

      For more information relating to above restructuring, please see "Item 4.A. -- History and Development of the Company" and note 12 of our financial statements included in Item 17. See also note 30 to our financial statements regarding other current liabilities.

      Net Financial Items. Net financial items decreased from a gain of NOK 88.8 million to a loss of NOK 16.2 million. This decrease was primarily due to losses taken on our outstanding loans to CNH which are more fully described under "Item
4. Information on the Company. B. Business Overview - Nera Finans AS" above.

      Operating income (loss). We had operating loss of NOK 432.1 million in 2001, as compared to operating income of NOK 104.5 million in 2000 primarily due to the continued decline in the telecommunications market and the ensuing restructuring and cost reduction efforts. Operating loss as a percentage of sales was 15% in 2001 and generating income as a percentage of sales was 4.1% in 2000.

      Income tax expense. We had an income tax credit of NOK 81.3 million in 2001, as compared to an income tax expense of NOK 57 million in 2000. The tax credit in 2001 is due to the fact that we had operating losses in 2001. Our effective tax rate was -18.1% in 2001, 29.5% in 2000 and 30.06% in 1999.

      Net income (loss). We had a net loss of NOK 367 million in 2001, as compared to net income of NOK 136.3 million in 2000, as a result of the factors discussed above. Net loss as a percentage of sales was 12.7% in 2001. Net income as a percentage of sales was 5.3% in 2000.

      Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 340 million for 2001, and approximate net income was NOK
108.6 million for 2000, compared with net loss under Norwegian GAAP of NOK 370.7 million for 2001 and net income of NOK 136.3 million for 2000. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for goodwill, pensions, taxes and restructuring costs. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 32 to the consolidated financial statements included in Item 17 below.

      YEAR ENDED DECEMBER 31, 2000 COMPARED WITH THE YEAR ENDED DECEMBER 31,
      1999

      Orders and Backlog. The total value of orders received was NOK 2,902 million in 2000, compared with NOK 2,888 million in 1999, an increase of 0.5%. Orders for transmission networks products was NOK 2,216 in 2000 compared with 1,410 in 1999, an increase of 57%. Orders for satellite communications products decreased from NOK 782 in 1999 to NOK 576 in 2000, a decrease of 36.3%.

      Backlog was NOK 1,158 million at the end of 2000, compared with NOK 998 million at the end of 1999, a increase of 17%. The increase in order backlog in 2000 was primarily the result of an increase in market activity and orders in the transmission networks business segment.

      Sales. Our sales decreased to NOK 2,550 million in 2000 from NOK 2,766 million in 1999, a decrease of 7.8%. The decrease in sales in 2000 compared with 1999 is primarily a result of the phase-out of the dedicated communications business area in 2000.

      Revenues on long-term contracts are recognized using the percentage of completion method of accounting. Although subject to fluctuation from year to year, approximately 15% of our sales in 2000 were derived from contracts to be performed over a period of nine months or longer. A significant number of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers. Our sales and margins are accordingly subject to fluctuations depending upon the proportion of our contracts that are large turnkey projects.

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

      A comparison of geographic sales is set forth in the chart below:

      GEOGRAPHICAL DESTINATION                         2000                               1999
      ------------------------                         ----                               ----
                                                    (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
      Norway..........................          168             6.6%                283          10.2%
      United Kingdom..................          310            12.2%                350          12.7%
      Rest of Europe..................          711            27.8%                662          23.9%
      Americas........................          668            26.2%                651          23.5%
      Africa..........................          180             7.1%                 97           3.5%
      Asia............................          463            18.2%                681          24.6%
      Oceania.........................           49             1.9%                 42           1.5%
                                              -----            ----               -----          ----
      Total...........................        2,550             100%              2,766           100%

      No single customer accounted for more than 10% of our sales in 2000 or 1999.

      Cost of materials. Cost of materials were NOK 966.6 million in 2000 as compared to NOK 1,067.9 million in 1999, a decrease of 9.5%. As a percentage of sales, cost of materials were 37.9% in 2000 and 38.6% in 1999. The decrease in cost of materials is a general reflection of lower sales revenues.

      Payroll expense. Payroll expense was NOK 649.6 million in 2000 as compared to NOK 657.3 million in 1999, a decrease of 1.1%. As a percentage of sales, payroll expense was 25.5% in 2000 and 23.8% in 1999. The reduction in payroll expense is primarily a reflection of the lower amount of average employees in 2000 than in 1999 (1,356 persons in 2000 and 1,622 persons in 1999).

      Depreciation. Depreciation was NOK 66.9 million in 2000 as compared to NOK
58.7 million in 1999, an increase of 14%. As a percentage of sales, depreciation was 2.6% in 2000 and 2.1% in 1999. We regard these variations as immaterial, as depreciation will fluctuate slightly when compared to sales on a yearly basis.

      Other operating expense. Other operating expense was NOK 724.4 million in 2000 as compared to NOK 786.0 million in 1999, a decrease of 8.6%. As a percentage of sales, other operating expense was 28.4% in both 2000 and 1999.

      Operating income before restructuring gain and loss. Operating income was NOK 104.5 million in 2000, as compared NOK 176.4 million in 1999, a decrease of 40.8%. This decrease in operating income before restructuring gain and loss is primarily due to the decline in the telecommunications market and the effect of restructuring.

      Restructuring expenses and write-downs. We did not have any restructuring gains or losses in 2000, while restructuring expenses and write-downs amounted to NOK 112.8 million in 1999. The restructuring expenses and write-downs incurred in 1999 were due to the continuation during that year of the restructuring approved by our management and board of directors initiated in 1998.

      The total amount of restructuring costs in 1999 was NOK 112.8 million and comprised the following elements:

      We had a gain of NOK 105.8 million on the sale of our shares of NeraTel which conducted its public offering in June 1999 and was listed on the Singapore Stock Exchange. We also had a gain o NOK 35.8 million on the sale of Nera Airtime Billing and Nera Ltd. in Luton, England and of NOK 4 million on the sale of Nera Mobildata. These gains were offset by restructuring costs of NOK 37.4 million at Nera ltd. in England where we scaled back our operations, laid off a large number of employees, made provisions for inventory and bad debt and wrote down goodwill to reflect the reduced fair value of the operations. Lastly, during 1999, management determined that in 1998 the restructuring costs charged to the satellite business area had been higher than was necessary and, as a result, an adjustment of NOK 4.5 million was made.

      For more information relating to above restructuring, please see also "Item 4.A. -- History and Development of the Company" and note 12 to our financial statements included in Item 17 of this report.

      Operating Income. We had operating income of NOK 104.5 million in 2000 as compared to NOK 289.2 million in 1999, a decrease of 63.9%. Operating income as a percentage of sales was 4.1% in 2000 and 6.4% in 1999.

      Income tax expense. Income taxes were NOK 57.0 million in 2000 as compared to NOK 89.2 million in 1999, a decrease of 36.3%. Income taxes decreased in 2000 primarily due to lower taxable results. Our effective tax rate was 29.5% in 2000, 30.06% in 1999 and 16.26% in 1998.

      Net financial items. Net financial items, including income from investments in associated companies, were NOK 88.6 million in 2000 as compared to NOK 7.6 million in 1999. This increase is primarily due to an increase in interest income because our net cash position was significantly greater in 2000 after the share issuance than in had been in 1999. The remaining increase was due to increased earnings from associated companies.

      Net income(loss). We had net income of NOK 136.3 million in 2000 as compared to NOK 207.5 million in 1999, a decrease of 34.3%, as a result of the factors discussed above. Net income as a percentage of sales was 5.3% in 2000 and 7.5% in 1999.

      Norwegian and U.S. GAAP reconciliation. Approximate net income on a U.S. GAAP basis was NOK 108.6 million for 2000 and NOK 188.7 million for 1999, compared with net income under Norwegian GAAP of NOK 136.3 million for 2000 and NOK 207.5 million for 1999. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for goodwill and taxes. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 32 to the consolidated financial statements included in Item 17 below.

      CURRENCY FLUCTUATIONS

      Our sales and operating income are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rate of certain foreign currencies (principally, the U.S. dollar, the pound sterling and the Singapore dollar) against the Norwegian krone may affect our sales and operating income. The table below sets forth the average currency fluctuations of the NOK against the U.S. dollar, the pound sterling and the Singapore dollar for the years 1996 to the present.

                                    NOK                                NOK                               NOK
CURRENCY                 DEPRECIATION(APPRECIATION)        DEPRECIATION(APPRECIATION)         DEPRECIATION(APPRECIATION)
FLUCTUATIONS                AGAINST THE USD (%)                AGAINST THE GBP (%)               AGAINST THE SGD (%)
------------                -------------------                -------------------               -------------------
1996-1998                          16.9                               23.6                              (1.2)
1998-1999                           3.7                                1.0                               2.1
1999-2000                          12.3                                5.5                              10.2
2000-2001                           2.5                               (2.6)                             (1.0)
2001-2002                          (5.3)                              (5.1)                             (6.5)

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

      Our hedging activities are conducted on a centralized basis. We use foreign exchange contracts to hedge firm commitments. In addition, from time to time we purchase foreign currency option contracts to hedge expected, but not contracted for, foreign currency sales in connection with outstanding tender bids. The costs of currency option premiums historically have not been material to our operating results or liquidity. Although Norwegian GAAP permits the hedging of foreign currency sales which are reasonably assured, U.S. GAAP permits hedge accounting treatment only for instruments which hedge firm commitments. This accounting difference resulted in no difference between U.S. GAAP and Norwegian CAAP for 2001, no differences between U.S. GAAP and Norwegian GAAP for 2000, and an increase of U.S. GAAP income of NOK 46.0 million in 1999, in each case before tax. For a discussion of our hedging activities, see note 20 to the consolidated financial statements included in Item 17 below.

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

      At December 31, 2001, we had forward contracts outstanding amounting in the aggregate NOK 806.3 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 2001 exchange rates). The amount of forward contracts at December 31, 2001 included forward contracts to buy and sell U.S. dollars, AUD (Australian dollars) and pound sterling totaling NOK 420 million, NOK 228 million and NOK 84 million, respectively.

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

      B.    LIQUIDITY AND CAPITAL RESOURCES

      During the past three years, we have funded our working capital needs from our operating cash flows, with the exception of a $21 million loan from the Nordic Investment Bank, which we repaid in the first quarter of 2002, as well as small loans we may take out and repay from time to time in the ordinary course of our business. The ratio of our indebtedness to our revenues was 0.69% at December 31, 2001, 9.8% at December 31, 2000 and 9.4% at December 31, 1999. Other than loans we may have outstanding from time to time, we have commitments under performance guarantees we are required to give from time to time to our customers when we undertake big projects for them. At December 31, 2001, we had NOK 187.1 million in performance guarantees outstanding, as compared to NOK 168.7 million in 2000. These performance guarantees are standard in the industry and represent approximately 15% of the contract's value. At the delivery date of the contract, the performance guarantee is cancelled, unless there are disputes about our performance. Historically, our performance guarantees have been cancelled in their totality. In addition to performance guarantees, we have also granted other guarantees. At December 31, 2001, we had NOK 129.8 million of other guarantees outstanding, as compared to NOK 130.0 million in 2000. These guarantees relate mainly to our sales support program, which is more fully described under "Item 4. B. Business Overview -- Nera Finans" above, as well as to a standby credit facility, under which we have no borrowings.

      Our total cash was NOK 899.5 million and NOK 1,320.2 million as of December 31, 2001 and 2000. The decrease in cash was primarily due to increased net working capital requirements and loss from operations. We have experienced fluctuations in cash balances in the course of 2001. Generally, we believe our current cash balances (even in the event our revenues decrease significantly in 2002 due to continued reduced levels of demand for our products), available borrowings from financial institutions, cash flows from operations, future share issuances, and our focus and introduction of various strategies aimed at improving the underlying profitability and cash flow generation of our business, both by increasing margins and cutting costs, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures going forward.

      In addition, from time to time we may discuss with financial institutions a possibility of establishing a credit line in an effort to ensure that we have access to sufficient funds to meet our needs. However, we cannot assure you that these efforts, together with items described above, will be sufficient to fund our growth, or that external funding will be available to us at favorable interest rates or at all. We do not have any current plans for significant capital expenditures but we monitor acquisition opportunity in all of our business areas and may make acquisitions in the future.

      Net cash used in operating activities amounted to NOK 326.5 million in 2001, as compared with net cash provided by operating activities of NOK 77.8 million in 2000. The decrease in cash provided by operating activities in 2001 was primarily due to increased inventories of approximately NOK 265 million and decreased advances from customers of approximately NOK 108 million.

      Net cash provided by investing activities was NOK 7.0 million in 2001, as compared with NOK 66.9 million used in investing activities in 2000. Cash provided by investment activities was significantly lower in 2001 since our resources were used to a larger extent for the purchase of machinery and equipment, fixtures and fittings, tools and office machinery instead of for investing activities.

      Capital expenditures amounted to NOK 129.1 million, NOK 105.8 million and NOK 60.1 million in 2001, 2000 and 1999, respectively.

      Of the 2001 total capital expenditures, NOK 82 million was used by transmission networks, NOK 8 million by satellite communications, and NOK 31 million by broadband access. The 2001 capital expenditures were funded principally by proceeds from the sale of shares in May of 2000.

      Of the 2000 total capital expenditures, NOK 77.5 million was used by transmission networks, NOK 19.6 million by satellite communications and NOK 8.4 million by broadband access. The 2000 capital expenditures were funded principally by proceeds from the sale of shares in May 2000.

      Of the 1999 total capital expenditure, NOK 23.0 million was utilized in transmission networks, NOK 24.7 million was utilized in satellite communications and NOK 12.4 million was utilized in the production business area. The 1999 expenditures were funded principally by proceeds from the sale of shares, primarily in NeraTel.

      On May 5, 2000, we initiated a public share issuance of 25,000,000 new shares, which resulted in NOK 887.5 million in gross proceeds before the deduction of costs. Our net proceeds were NOK 257 million, and NOK 50 million of this amount was allocated to share capital, with the balance allocated to our reserves.

      On September 8, 1998, we initiated a public share issuance of 30,000,000 new shares, thereby raising NOK 300 million of share equity before the deductions of costs. NOK 60 million of the NOK 285.2 million net proceeds were allocated to share capital and the balance went to our reserves.

      In December 1997, we entered into a loan agreement with the Nordic Investment Bank to finance research and development activities. The loan, which is in the amount of $21 million, matured on March 7, 2002 and has been fully repaid by us in the first quarter of 2002. For a discussion regarding the fair value of our financial instruments, see note 28 to the consolidated financial statements.

      In 1995 we issued convertible bonds which matured on March 31, 2000. These bonds were either exchanged for shares or repaid by us during 2000. In June 1996, we issued NOK 50 million in aggregate principal amount of our 7% non-transferable convertible bonds due 2001 to all full-time employees, apprentices, our board members and executive officers and certain of our subsidiaries. In June 1997, we issued NOK 35.6 million in aggregate principal amount of our 5.7% non-transferable convertible bonds due 2001 to subscribing full-time employees, apprentices and our board members. For a discussion regarding our financial instruments, see note 28 to the consolidated financial statements. A small number of 1996 and 1997 bonds have been converted to shares, and the remaining bonds matured, without conversion, on July 1, 2001 and were repaid by us in full.

      Shareholders' equity was NOK 1,728.1 million at December 31, 2001, NOK 1,977 million at December 31, 2000 and NOK 969.5 million at December 31, 1999. Shareholders' equity on a U.S. GAAP basis was NOK 1,682.7 million at December 31, 2001, NOK 1,972 million at December 31, 2000 and NOK 983.2 million at December 31, 1999. The differences between Norwegian GAAP and U.S. GAAP amounts were due to a variety of factors, the most significant of which was accounting for goodwill. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 32 to the consolidated financial statements included in Item 17 below.

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

      Our net research and development expenditures, excluding customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes, has accounted for approximately 11.9%, 11.2% and 8.6% of our sales in 2001, 2000 and 1999, respectively. We intend to maintain research and development expenditure of approximately 7% to 12% of our sales in order to maintain our technological expertise. We also concentrate our research and development spending on areas where we already possess substantial know-how and for which we believe there are markets internationally. We have financed our research and development activities primarily from internally generated funds, although some funding is obtained from customers and through grants from the Norwegian government. While grant funding, particularly from the Norwegian government, has been a significant source of product development funds in the past, it has been declining in the past few years amounting to NOK 13.1 million, NOK 13.5 million and NOK 7.9 million in 2001, 2000 and 1999, and we do not expect that grants will be a significant source of funding in the future.

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

                                                               YEAR ENDED DECEMBER 31,
                                                    1999                 2000                 2001
                                                    ----                 ----                 ----
                                                        (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Gross research and development(1).........         245.7                300.3                360.1
% of sales................................           8.9%                11.8%                12.4%
Net research and development(2)...........         237.8                286.7                347.0
% of sales................................           8.6%                11.2%                12.0%

      ----------

      (1)   Includes research grants.

      (2)   Net of research grants.

      Transmission networks

      We engage in a continuous program of research and development to expand our range of microwave products and have a number of products currently under development. We have significantly expanded the frequency range of our high-capacity SDH products to a current high frequency of 7, 8, 13, 15, 18, 23, 26 and 38 GHz, principally for use in urban areas. Our line of SDH products also has an STM-1 co-channel dual polarization radio which is designed to permit better utilization of the frequency spectrum. In addition, we are developing STM-0 class radios, with capabilities of 51 megabits per second, that would facilitate the integration of small spur telecommunications links into large SDH networks. In 2001 we have developed a new "trunk" radio to replace existing STM-1 radios with this new family of radio utilizing our CityLink technology. We expect the new radio, Nera Interlink, to be installed in all configurations by the middle of 2002. We are also engaged in studies relating to STM-4 radios, which would have a capacity of 625 megabits per second (equivalent to 8,000 telephone lines).

      In 2001, total research and development expenditures in transmission networks amounted to approximately NOK 161 million, which represents approximately 7.5% of sales of the business area. In 1999, 2000 and 2001, substantial research and development expenditure was put into the development and completion of CityLink and the continued development of the SDH products.

      Satellite communications

      In 2001, research and development expenditure within the satellite communications business area focused on further development and introduction of the Nera World Communicator, the 64KB portable ISDN terminal for INMARSAT global area network M4 service, as well as the supply of the gateway structure, for this service. Substantial expenditure was also made in connection with the further development of products for the INMARSAT M4 and INMARSAT 3 systems, as well as development of new products for our Nera Broadband Satellite business.

      Net research and development expenditures amounted to NOK 47 million in 2001, which was equivalent to 7.8% of sales of this business area. In satellite communications there are approximately 80 people working in research and development.

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

      Broadband access

      In 2001, net research and development expenditure amounted to NOK 139 million. During 2001, research and development expenditure within the wireless broadband access business area focused mainly on broadband via satellite, including digital video broadband - return channel system, or DVB-RCS. This is a system whereby broadband signals and return signals are transmitted over satellite. DVB-RCS is an open European Telecommunications Standard Institute, or ETSI standard. Core competence from the satellite communications business area has been vital in this development. We currently have 35 engineers commissioned from our satellite communications business area developing gateways for this project. The terminals are being developed by our wireless broadband access business area in close cooperation with suppliers in India and the United Kingdom. Approximately 35 engineers have been employed for this purpose. In 2001, net research and development expenditure amounted to NOK 139 million.

      D.    TREND INFORMATION

      It is our long-term goal to make Nera a leading company within the wireless telecommunications business. In order to do so, we will continue to develop our existing business and at the same time look for strategic solutions with other infrastructure providers.

      We have pursued, and will continue to pursue, growth opportunities through internal development of existing business as well as through acquisitions of complementary businesses and technologies. Such acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, unexpected legal liabilities and tax and accounting issues.

      Telecommunications industry is presently affected by the global economic slowdown, which has also had an adverse effect on our company. Also, wireless infrastructure suppliers are experiencing and will probably continue to experience downward pricing pressure on products. As a result, we have in the past experienced, and expect to continue to experience, declining average sales prices for our products. The market for our products is extremely competitive and we expect that competition will increase. We believe that our ability to compete successfully will depend on a number of factors, both within and outside our control, including global economic environment, price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new products by us, our customers and competitors and the ability of our customers to obtain financing.

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

      For more information about specific trends applicable to our business segments, as well as for a discussion of our backlog, please refer to "Item 4.B. -- Business Overview."

      ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A.    DIRECTORS AND SENIOR MANAGEMENT

      In accordance with Norwegian law, our affairs are managed by our board of directors, which is also vested with overall control over our policy and management. In accordance with Norwegian law, we also have a corporate assembly of 12 members. The general meeting of shareholders elects eight members, and our employees in Norway elect four members. There are currently three deputy members representing three of the eight shareholder members. The chairman of the corporate assembly is Henrik Lisaeth.

      Our articles of association provide that the board of directors shall have no fewer than five members or greater than nine members. Our board of directors currently has nine members. Under Norwegian law, one-third (and not less than two) of the directors are elected as employee representatives, if one-third of the members of the corporate assembly so demand. Currently, the board of directors has eight members, three of which are elected as employee representatives. In addition to reviewing and monitoring our business, the powers generally held by the board of directors include the preparation of our year-end accounts, the presentation of the accounts to the shareholders and the convening of shareholders' meetings.

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

      The table below sets forth certain information regarding our directors and executive officers as of December 31, 2001:

      NAME                                    POSITION                                      AGE
      ----                                    --------                                      ---
      Johan Fredrik Odfjell...............    Chairman of the Board                          53

      Kari Broberg........................    Director                                       45

      Gregers Mogensen....................    Director                                       55

      Ole Petter Hakonsen.................    Director                                       62

      Birger Magnus.......................    Director                                       46

      Jostein Soreide.....................    Director (Employee Representative)             45

      NAME                                    POSITION                                      AGE
      ----                                    --------                                      ---
      Kjell O. Ingebo.....................    Director (Employee Representative)             40

      Jan Stenberg........................    Director                                       62

      Marcel Petie........................    Director (Employee Representative)             46

      Bjorn Ove Skjeie....................    President and Chief Executive Officer          50

      Bjorn Olafsson......................    Chief Financial Officer                        43

      Terje Ask-Henriksen.................    President Satellite Communications             45

      Einar J. Eriksen....................    President Transmission Networks                49

      Odd Bjorn Ur........................    Executive Vice President Corporate             51
                                              Control

      Helge Skaar.........................    Chief Information Officer                      46

      Stig-Are Mogstad....................    President Wireless Broadband Access            37
                                              and Chief Technology Officer

      Gro Hatleskog.......................    Executive Vice President Organization          46

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

      GREGERS MOGENSEN (1946), DENMARK

      Mogensen received an MS degree in electronic engineering in 1971, and a PhD degree in 1977 from the Danish Technical University. During 1977-1979 he held positions as Senior Development Engineer and Project Manager with Marconi Communications. During 1979-1984 he was associate professor at the Danish Technical University. During 1984-1991 he held positions as manager of research and development, production manager and technical manager with NKT Electronics. During 1991-2001 he worked at Tellabs Denmark AS, including the position of Chief Technical Officer he has held since April 2001.

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

            JAN STENBERG (1939), SWEDEN

            Stenberg received a law degree from the Stockholm University in 1964. In 1967 he joined Ericsson, and in 1975 he was appointed General Counsel and Secretary of the board of directors of Ericsson. In 1981 he became Executive Vice President of the Ericsson Group and a member of the Group's Corporate Executive Committee. In 1982, Stenberg was appointed President of Ericsson Cables AB and Head of Business Area Cables. During 1985-1990, he was Head of Business Area Public Telecommunications. In 1994 he joined the Scandinavian Airlines System as President and Chief Executive Officer, a position he held until 2001, when he joined our company.

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

            BJORN OLAFSSON (1958) - CHIEF FINANCIAL OFFICER

            Olafsson is a business economics graduate of the Norwegian School of Management. He has many years of experience of working in executive positions in banking and insurance fields, including various positions held within Vesta Group, a position as a bank manager and financial director at Bergen Bank, and group management positions at Vital Forsikring ASA. Olafsson has run businesses he established for periods of time, and has also held a number of directorships and executive positions.

            EINAR J. ERIKSEN (1952) - PRESIDENT TRANSMISSION NETWORKS

            Eriksen is a graduate of the Norwegian University of Science and Technology. Eriksen has been employed by us since 1978. Eriksen has held a number of positions during his employment with us, including the responsibility for setting up a PDH production facility in Singapore. He has also held management positions in the radio link and transmission areas.

            TERJE ASK-HENRIKSEN (1956) - PRESIDENT SATELLITE COMMUNICATION

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

            ODD BJORN UR (1950) - EXECUTIVE VICE PRESIDENT CORPORATE CONTROL

            Ur is a business economics graduate of the Norwegian School of Economics and Business Administration. Prior to 1987, Ur was the finance director of Bergen Mekaniske Verksteder. In 1987, Ur joined us as financial controller.

            HELGE SKAAR (1955) - CHIEF INFORMATION OFFICER

            Skaar is a graduate of the University of Bergen. Prior to 1995, he worked within corporate communications at Den norske Bank. Skaar has also worked for the Norwegian School of Economics and Business Administration and Haukeland Hospital. In 1995, Skaar joined us as head of corporate communications.

            STIG-ARE MOGSTAD (1964) - PRESIDENT WIRELESS BROADBAND ACCESS AND
            CTO

            Mogstad is a computer science graduate of the University of Strathclyde. Since 1992, Mogstad has held various positions within the Nera group, primarily with research and development and management of various business units. Mogstad is a member of our executive committee and is responsible for research and development and information technology.

            GRO HATLESKOG (1956) - EXECUTIVE VICE PRESIDENT ORGANIZATION

            Hatleskog is a graduate of the University of Bergen. Since 1991, Hatleskog has held various positions within Vesta Forsikring AS, including personnel director from 1995 to 2001. Hatleskog became executive vice president of human resources in 2001.

            B.    COMPENSATION

            For the year ended December 31, 2001, the aggregate compensation (including salary, remuneration and pension benefits) paid or accrued by us for our directors and executive officers (17 individuals) was NOK 20.5 million. Salary and remuneration to the president in 2001 totaled NOK 6.5 million. Remuneration to the members of the board totaled NOK 1.1 million. Remuneration paid to the corporate assembly totaled NOK 0.3 million. For all employees or past employees including the three members of the board of directors nominated by the employees, we have pension schemes, which are administered by an independent management company, based on actuarial principles. For more information, please see note 10 to our consolidated financial statements included in Item 17.

            We operate a bonus scheme for executive officers providing for a maximum bonus of up to eight months' salary for our president, and six months' salary for other executive officers. The level of bonus actually paid is based on the attainment of specified financial and business measures established each year. For the fiscal year 2001, there were no bonus disbursements to our executive officers.

            Our chief executive officer and president, Mr. Skjeie, was granted 114,000 and 99,000 options to purchase shares in 2000 and 2001, respectively. In addition, we entered into a bonus agreement with Mr. Skjeie, which connects his bonus arrangements to the trend in the trading price of our shares and other criteria relating to the development of our company. We and Mr. Skjeie have 12 months notice of resignation or termination, which is extended to 24 months if his position changes significantly, or if we merge with, or are acquired by, another company or investor. Mandatory retirement age is 60, with pension limited to 80% of Mr. Skjeie's salary at the time of retirement. We have entered into similar bonus agreements with other members of our executive committee, based on the individual range of responsibilities of such persons.

            Our executive officers take part in our pension scheme. As at December 31, 2001, there was NOK 9.3 million accrued for future pensions of executive officers.

            On May 5, 1999 and on March 14, 2000, our shareholders approved a stock option plan for all of our permanent employees holding active positions with us at the time of the option exercise, including management. The plan has a total limit of 4.5 million shares and is subject to approval of the annual general meeting of stockholders. Options to purchase 2.4 million shares were issued in 2000 (the "2000 plan"), and options to purchase 2.1 million shares were issued in 2001 (the "2001 plan"), all at an exercise price equal to fair market value at the time of issuance. The subscription price equals the average closing price for our shares on the Oslo Stock Exchange, respectively, ten days prior to and ten days after February 10, 2000 for the options granted under the 2000 plan, and ten days prior to and ten days after February 13, 2001 for the options granted under the 2001 plan. The exercise price increases by 1% per month until the options are exercised. Thus, the exercise price for the options under the 2000 plan is NOK 52.45 on March 1, 2002 and NOK 62.69 on March 30, 2004 (to the extent options are not exercised on an earlier date). The exercise price for the options under the 2001 plan is NOK 50.30 on March 1, 2003 and NOK
60.10 on March 30, 2005 (to the extent options are not exercised on an earlier date). Options under the 2000 plan may be exercised from March 1, 2002 until March 30, 2004, and options under the 2001 plan may be exercised from March 1, 2003 until March 30, 2005.

            Under this plan, all permanent employees receive options to purchase 500 shares per year, while key personnel and management, about 40 persons in the aggregate, received approximately 3 million options to purchase shares. We believe that the exercise of all options provided for under this stock option plan are covered by our repurchase of our shares. At March 15, 2002, we held 1,274,600 of our own shares, acquired in 2000 pursuant to stockholder authorization on May 2, 2000. On May 23, 2002, our shareholders meetings approved the repurchase of up to 5% of our outstanding shares to cover exercises of stock options under the 2000 and 2001 plans.

            C.    BOARD PRACTICES

            The terms of office for which the members of our board of directors serve are provided in subsection 6.A above.

            Our board of directors does not have any committees, as is customary in Norway.

            D.    EMPLOYEES

            At December 31, 2001, we had 1,820 employees (including 470 employees of NeraTel in Singapore), as compared to 1,290 employees at December 31, 2000. This change is primarily due to the inclusion of NeraTel employees in 2001, which were not included in 2000, offset by personnel reductions. Subsequent to December 31, 2001, we have temporarily laid off over 100 employees and may further reduce our employee count if market conditions require us to do so. Our future performance will depend in part on our ability to attract and retain highly skilled employees.


      EMPLOYEES PER BUSINESS AREA                          YEAR END
      ---------------------------                          --------
      TRANSMISSION NETWORKS
      Norway                                                 666
      UK                                                      72
      Brazil                                                  30
      Colombia                                                40
      Venezuela                                               43
      Mexico                                                  42
      Miami                                                    6
      India                                                   16
      Boston                                                  31
                                                           -----
      TOTAL                                                  946

      SATELLITE COMMUNICATIONS
      Norway: Mobile SatCom                                  272
      Germany                                                 25
                                                           -----
      TOTAL                                                  297

      BROADBAND
      Norway                                                  34
      Dallas                                                  26
                                                           -----
      TOTAL                                                   60

      Nera Finans                                              4
      Nera Corporate Function                                 43
                                                           -----
                                                              47

      NERATEL (SINGAPORE)                                    470

      TOTAL                                                1,820


            E.    SHARE OWNERSHIP

            The table below sets forth certain information as to the ownership of our ordinary shares and stock options by our directors and executive officers as of December 31, 2001 to the extent known to us:


                   NAME                                  NUMBER OF
                                                         ORDINARY
                                                          SHARES         PERCENT
                   ----                                   ------         -------
BOARD OF DIRECTORS
Johan Fredrik Odfjell..........................          110,318               *
Kari Broberg...................................               --              --
Gregers Mogensen...............................               --              --
Ole Petter Hakonsen............................               --              --
Birger Magnus..................................               --              --

                   NAME                                  NUMBER OF
                                                         ORDINARY
                                                          SHARES         PERCENT
                   ----                                   ------         -------
Jostein Soreide(1).............................            1,750               *
Kjell O. Ingebo(2) ............................            1,125               *
Jan Stenberg...................................               --              --
Marcel Petie(3)................................            1,339               *
                                                       ---------
TOTAL                                                    114,532          0.093%

EXECUTIVE COMMITTEE
Bjorn Ove Skjeie(4)............................          303,225               *
Bjorn Olafsson ................................           10,000               *
Terje Ask-Henriksen(5).........................          160,900               *
Einar J. Eriksen(6)............................          163,000               *
Odd Bjorn Ur(7)................................          125,243               *
Helge Skaar(8).................................          105,000               *
Stig-Are Mogstad(9)............................          108,125               *
Gro Hatleskog(10)..............................           48,000               *
                                                       ---------
TOTAL                                                  1,023,493           0.83%


------------------

*     Owns less than one percent of outstanding ordinary shares.

(1) Includes 500 stock options granted under the 2000 plan, one third of which are currently exercisable, and 500 stock options granted under the 2001 plan. The terms of the 2000 plan and 2001 plan are described above.

(2) Includes 500 stock options granted under the 2000 plan, one third of which are currently exercisable, and 500 stock options granted under the 2001 plan.

(3) Includes 500 stock options granted under the 2000 plan, one third of which are currently exercisable, and 500 stock options granted under the 2001 plan.

(4) Includes 114,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 99,000 stock options granted under the 2001 plan.

(5) Includes 69,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 66,000 stock options granted under the 2001 plan.

(6) Includes 72,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 66,000 stock options granted under the 2001 plan.

(7) Includes 54,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 51,000 stock options granted under the 2001 plan.

(8) Includes 54,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 51,000 stock options granted under the 2001 plan.

(9) Includes 48,000 stock options granted under the 2000 plan, one third of which are currently exercisable, and 60,000 stock options granted under the 2001 plan.

(10)  Consists of stock options, all of which are granted under the 2001 plan.


            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

            A.    MAJOR SHAREHOLDERS

            As far as is known to us, we are not directly or indirectly owned or controlled by another corporation, any government or by any natural or legal person(s) severally or jointly, and there are no arrangements the operation of which may result in a change in our control.

            The following table sets forth, as of June 19, 2002, (1) the ownership of our shares by each person or entity which, to our knowledge, owns of record or beneficially and has sole voting and investment power with respect to more than 5% of our shares, and (2) the beneficial ownership of all our directors and officers as a group. To our knowledge, our major shareholders do not have different voting rights.

                       NAME                                       NUMBER        PERCENT
                       ----                                       ------        -------
SHAREHOLDERS
Folketrygdfondet........................................        13,122,600       10.62%
Orkla ASA...............................................        11,793,963        9.55%
                                                                ----------       -----
Total...................................................        24,916,563       20.17%
                                                                ----------       -----
MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS
Directors and officers as a group (17 persons) (1)......         1,137,525        0.92%
                                                                                 -----


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

            C.    INTERESTS OF EXPERTS AND COUNSEL

            Not applicable.

            ITEM 8. FINANCIAL INFORMATION

            A.    CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

SALES BY GEOGRAPHICAL DESTINATIONS

AMOUNTS IN MILLIONS OF NOK                 YEAR                      YEAR               FOURTH QUARTER           FOURTH QUARTER
GEOGRAPHICAL DESTINATIONS                  2001                      2000                    2001                     2000
-------------------------                  ----                      ----                    ----                     ----
Norway                               288          9.9%         168         6.6%        123         15.9%        63          7.5%
United Kingdom                       202          7.0%         310        12.2%         25          3.2%        87         10.3%
Rest of Europe                       559         19.3%         711        27.7%        174         22.5%       189         22.5%
Americas                             814         28.2%         668        26.2%        175         22.6%       275         32.6%
Africa                               190          6.6%         180         7.1%         15          1.9%        72          8.5%
Asia                                 671         23.2%         463        18.2%        249         32.1%       139         16.5%
Oceania                              169          5.8%          50         2.0%         14          1.8%        18          2.1%
                                   -----          ---        -----         ---         ---          ---        ---          ---
TOTAL                              2,893          100%       2,550         100%        774          100%       843          100%
                                   =====          ===        =====         ===         ===          ===        ===          ===

            The consolidated statements and other financial information are provided in Item 17 below.

            LEGAL PROCEEDINGS

            There are no pending legal proceedings to which we or any of our subsidiaries is a party or to which any of our properties is subject which, either individually or in the aggregate, are expected by us to have a material adverse effect on our consolidated financial position, liquidity or results of operations.

            DIVIDEND DISTRIBUTIONS

            In 2002, we do not plan to pay any funds in dividend distributions. Our board of directors determines, on a year to year basis, if and when dividends will be declared and what percent of earnings will be retained.

            B.    SIGNIFICANT CHANGES

            No significant change has occurred since the date of the financial statements provided in Item 17 below, other than the developments regarding amounts loaned in Chile and Venezuela, including the sale to a third party, at a significant discount, of our outstanding loan to Telex Chile. Material parts of this loan were provided for in our financial statements with effect for the year ending December 31, 2001, and we therefore do not expect that this transaction will have a material adverse effect on our cash position and/or financial statements for that year. For more information regarding the loans to CNH de Venezuela and Telex Chile, see "Item 4.B. Business Overview -- Nera Finans AS."

            ITEM 9. THE OFFER AND LISTING

            A.    OFFER AND LISTING DETAILS

            Not applicable.

            B.    PLAN OF DISTRIBUTION

            Not applicable.

            C.    MARKETS

            The principal trading market for our shares is the Oslo Stock Exchange, where they have been listed since January 1995 under the symbol NER. American depositary shares, or ADRs, each representing one ordinary share, traded on Nasdaq's National Market System under the symbol NERAY from June 28, 1995 until we voluntarily delisted the ADRs on May 30, 2002. Based on the information received from The Bank of New York, the depositary with respect to our American depositary shares, we believe that there are 10 U.S. holders of record who, in the aggregate, hold approximately 337,798 of our shares as of June 25, 2002.

            The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary shares on the Oslo Stock Exchange and for the American depositary shares on Nasdaq.


                                          OSLO STOCK EXCHANGE                    NASDAQ
                                          -------------------                    ------
                                         HIGH            LOW             HIGH              LOW
                                         ----            ---             ----              ---
                                                (IN NOK)                         (IN USD)
1997.............................        72.00           38.00           10.475             5.25
1998.............................        42.20            6.50             5.50             1.00
1999.............................        38.00           10.50            4.750            1.375
2000.............................        65.00           32.50            8.500            3.625
2001.............................        44.30           16.70            5.000            1.750


2000

First quarter....................        68.00           33.30            8.500            4.000
Second quarter...................        48.70           33.30            5.875            3.625
Third quarter....................        65.00           30.00            6.938            4.750
Fourth quarter...................        61.50           34.70            6.625            3.625

2001

First quarter....................        44.30           36.70            4.875            4.250
Second quarter...................        36.20           30.00            4.100            3.160
Third quarter....................        29.40           20.00            3.300            2.255
Fourth quarter...................        24.90           16.70            2.950            1.750

2002

                                          OSLO STOCK EXCHANGE                    NASDAQ
                                          -------------------                    ------
                                         HIGH            LOW             HIGH              LOW
                                         ----            ---             ----              ---
December 2001....................        21.50           16.70            2.500            1.750
January 2002.....................        21.20           17.80            2.500            2.030
February 2002....................        18.50           16.20            2.140            1.900
March 2002.......................        19.40           17.40            2.300            1.800
April 2002.......................        17.50           13.40            2.240            1.570
May 2002.........................        14.80           11.80          1.820 (1)        0.250 (1)
June 2002 (until June 25)........        12.10            8.90              n/a              n/a


-----------

(1)   Until voluntary delisting on May 30, 2002.





            D.    SELLING SHAREHOLDERS

            Not applicable.

            E.    DILUTION

            Not applicable.

            F.    EXPENSES OF THE ISSUE

            Not applicable.

            ITEM 10. ADDITIONAL INFORMATION

            A.    SHARE CAPITAL

            Not applicable.

            B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

            Set forth below is certain information concerning our share capital and related summary information concerning all material provisions of our articles of association and applicable Norwegian law. Such summary information does not purport to be complete and is qualified in its entirety by reference to our articles of association, which have been previously filed with the Commission as an exhibit to our annual report for the year ended December 31, 2000.

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

            Dividends in cash or in kind are payable only out of (1) the annual profit according to the income statement for the last financial year, (2) retained profit from previous years and (3) distributable reserves, after deduction of accumulated losses and any part of the annual profit which, according to law or the Articles of Association, must be allocated to the reserve fund or is non-distributable. Our annual income statement and balance sheet, including the application of profit or coverage of loss, as the case may be, as well as the consolidated income statement and consolidated balance sheet, must be approved by the shareholders at a general meeting. In no event may dividends be declared in excess of an amount that is compatible with good and careful business practice with due regard to any losses that may have occurred after the last balance sheet date or that may be expected to occur.

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

            E.    TAXATION

            GENERAL

            The following is a general summary of the principal Norwegian and United States federal income tax consequences of the ownership and disposition of American depositary receipts evidencing American depositary shares, or ADRs, and/or shares to a beneficial owner of ADRs or shares who is a U.S. holder. A U.S. holder means a beneficial owner of ADRs that is an individual who is a citizen or resident of the United States, a United States domestic corporation, an estate the income of which is subject to United States federal income tax without regard to its source or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and who is not a resident of Norway or (2) it has an election in effect to be treated as a United States person under United States federal income tax law. This summary is based

                  - on the tax laws of the United States and Norway, the income tax convention between the United States and Norway, referred to in this section as the convention, and interpretations thereof by the relevant tax authorities that are currently in effect, all of which are subject to change possibly with retroactive effect, and

                  - in part on representations made by the depositary and assuming that each obligation in the deposit agreement entered into between us and the depositary and any related agreement will be performed in accordance with its terms.

            The summary applies only to U.S. holders who hold ADRs or shares as capital assets and does not address certain classes of persons (such as tax-exempt entities, certain insurance companies, dealers in securities or currencies, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, banks, financial institutions, persons who hold ADRs or shares as part of hedging or conversion transactions, persons whose functional currency is not the U.S. dollar and persons who own, directly or indirectly, at least 10% of our outstanding voting stock) that may be subject to special rules. The discussion below does not address the tax treatment of partnerships or persons who hold shares or ADRs through a partnership or other pass-through entity. It also does not address the tax treatment of the ownership and disposition of shares or ADRs under applicable state or local tax laws, or the laws of any jurisdiction other than Norway or the United States.

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

            NORWAY

            F.    NORWAY

          Taxation of dividends

            Under Norwegian tax law, withholding tax of 25% is levied on dividends paid by Norwegian company to non-resident companies and individuals.

            The withholding tax may be reduced pursuant to the provisions of the tax convention between Norway and the US. Pursuant to the convention, the maximum rate of withholding tax is 15% on dividends paid by a Norwegian corporation to a person resident (for purposes of the convention) in the United States, provided that such person does not have a permanent establishment in Norway with which the dividends are effectively connected. The 15% withholding rate will apply to dividends paid on shares held directly by U.S. holders who properly demonstrate to us and to the Norwegian tax authorities that they are entitled to the benefits of the convention. Additionally, the 15% withholding tax rate will also apply to dividends paid to the depositary, but only if the depositary has obtained consent in advance (upon fulfilment of certain conditions) from the Norwegian Tax Directorate. If such consent is not obtained in advance, dividends paid to the depositary will be subject to withholding at the 25% rate. U.S. holders of ADRs who believe they are entitled to the benefits of the convention may apply to the Norwegian tax authorities for a refund of amounts withheld in excess of 15%. The application is to be filed with the Norwegian Tax Directorate. However, there is some uncertainty as to whether and when such a refund may be obtained.

            We intend to file any reports with the Norwegian authorities or agencies necessary to obtain the benefits of the convention for those U.S. holders who are entitled to them. We will exercise our right under the deposit agreement to reasonably request from the depositary such information from its records to enable us to file such reports.

            If, however, the recipient of a dividend is a U.S. holder who, it is determined, is engaged in a business activity taxable in Norway, and the shares or ADRs with respect to which the dividend is paid are effectively connected with such activity, then the amount distributed to such U.S. holder will be treated as taxable ordinary income in Norway, subject to the provisions of the convention, where applicable. Norway has an imputation system where company surplus, including dividend payments, is taxed at company level as ordinary income at a rate of 28%. Dividend income is also taxed as ordinary income at shareholder level at a rate of 28%, however, as a rule, the shareholder receives full credit for this tax.

          Taxation of dispositions

            A U.S. holder normally is not taxed in Norway on gains from the sale or other disposition of shares or ADRs, unless the shareholding is effectively connected with a permanent establishment in Norway, or the U.S. holder is an individual who (1) maintains for at least 183 days during the taxable year a fixed base in Norway with which such gains are effectively connected or (2) is physically present in Norway for at least 183 days during taxable year.

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

          Transfer tax

            There is currently no Norwegian tax on the transfers of shares. Transfers of shares, however, may be subject to nominal registration fees.

          Inheritance tax

            When shares are transferred, either through inheritance or as a gift, such transfer may give rise to inheritance tax in Norway if the deceased, at the time of death, or the donor, at the time the gift is made, is a resident or citizen of Norway. However, if the deceased, at the time of death, is not a resident of Norway but rather a citizen of Norway, Norwegian inheritance tax will not be levied in the country of residence. Irrespective of residency or citizenship, Norwegian inheritance tax may be levied if the shares are effectively connected to a permanent establishment in Norway.

            Norway and the US have entered into a convention with the aim to prevent double inheritance tax on inheritance or gift in Norway and the US.

          Property taxes or similar taxes

            Norway does not levy any property tax or similar tax on shares. A U.S. holder of shares is not subject to Norwegian wealth tax with respect to such shares, unless the U.S. holder is an individual and his shareholding is effectively connected with a business carried out by the U.S. holder through a permanent establishment in Norway.

            UNITED STATES

            Taxation of dividends

            Subject to the discussion under " -- Passive Foreign Investment Company Rules," for United States federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be included in the gross income of a U.S. holder as dividend income on the day the distribution is actually or constructively received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADRs. These dividends will not be eligible for the dividends-received deduction generally allowed to domestic corporations. The amount of any dividend paid in Norwegian krone will be equal to the U.S. dollar value of the krone on the date of receipt by the U.S. holder, in the case of shares, or by the depositary, in the case of ADRs, regardless of whether the payment is converted into U.S. dollars. If the krone received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the krone amount equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. holder on the subsequent sale or disposition of the krone will generally be United States source ordinary income or loss.

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

            Subject to certain limitations, U.S. holders may elect to claim a credit against their United States federal income tax liability for Norwegian tax withheld in accordance with the convention from dividends, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. Any additional withholding tax in excess of the rate applicable under the convention generally will not be eligible for such deduction or credit. For more information regarding the availability of a refund of such additional withholding tax, see "Norway Taxation of Dividends," above. For foreign tax credit purposes, dividends paid by us will generally be foreign source "passive income" or, in the case of certain U.S. holders, "financial services income." Any distribution in excess of our current and accumulated earnings and profits generally will not give rise to foreign source income, and a U.S. holder will not be able to use the foreign tax credit arising from any Norwegian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

            Taxation of dispositions

            Subject to the discussion under " -- Passive Foreign Investment Company Rules," a U.S. holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis in the shares or ADRs. Such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for such shares or ADRs exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20%. For corporate U.S. holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. holders.

            Any such gain or loss recognized by a U.S. holder will generally constitute United States source income. Because capital gains will generally constitute United States source income, any Norwegian or other foreign tax imposed upon capital gains in respect of the shares or ADRs may not be currently creditable unless a U.S. holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket. Capital losses will generally be allocated against United States source income.

            Passive Foreign Investment Company Rules

            Special United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC. We would be a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. Based on our current and projected financial data, we believe that we will not currently be treated as a PFIC for U.S. federal income tax purposes and we do not expect to become one in the future. However, this conclusion is a factual determination made annually and thus may be subject to change based on future operations and the composition and valuation of our assets.

            If we were to constitute a PFIC, a U.S. holder could be subject to materially adverse United States federal income tax consequences for certain distributions made by us and with respect to gain realized by the holders on disposition of shares or ADRs. Prospective U.S. holders should consult with their own tax advisors regarding the potential application of PFIC rules.

            United States backup withholding tax and information reporting

            Payments made by a paying agent within the United States to U.S. holders other than corporations and other exempt recipients in respect of shares or ADRs may be subject to information reporting to the United States Internal Revenue Service, or IRS. Backup withholding tax will also apply to those payments if made to a non-exempt U.S. holder that fails to provide certain information to the paying agent, including the holder's taxpayer identification number, and to comply with certain other requirements concerning backup withholding. Currently, this backup withholding rate is 30% for payments made in 2002 and 2003, but this rate will be reduced to 29% for payments made in 2004 and 2005, and 28% for payments made in 2006 and thereafter. Non-U.S. holders may be required to comply with certain documentation and certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting and backup withholding requirements.

            Any amounts withheld under the backup withholding rules from a payment to a holder of shares or ADRs generally will be allowed as a refund or a credit against such holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

            G.    DIVIDENDS AND PAYING AGENTS

            Not applicable.

            H.    STATEMENT BY EXPERTS

            Not applicable.

            I.    DOCUMENTS ON DISPLAY

            We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

            J.    SUBSIDIARY INFORMATION

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

            FOREIGN CURRENCY EXCHANGE RATE RISK

            We have manufacturing, sales and distribution facilities around the world and thus make investments and enter into transactions denominated in various foreign currencies. Our operating cash flows denominated in foreign currency as a result of these international business activities are exposed to changes in foreign exchange rates. In order to maintain strict control and achieve the benefits of our global diversification, foreign exchange exposures may be hedged with financial instruments. We primarily enter into forward exchange controls and currency swaps to reduce the earnings and cash flow of non-functional currency denominated receivables and payables. Gains and losses resulting from hedging instruments usually offset the gains or losses on the underlying assets, liabilities, and investments being hedged. Our forward exchange contracts and currency swaps generally do not exceed 12 months, and the maturities coincide with our best estimate as to the settlement dates of the related firm and anticipated transactions.

            The currencies that we were primarily exposed to before hedging at December 31, 2001 were the Norwegian krone versus the U. S. dollars, Euros, Australian dollars and the pound sterling.

            The following table provides the Norwegian krone equivalents of the net foreign exchange contracts and currency swaps outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies from their levels at December 31, 2001, with all other variables (including interest rates) held constant. The resulting gains and losses are translated into Norwegian krone using the appropriate exchange rate at December 31, 2001. The instruments held by us are not leveraged and are held for purposes other than trading.

                                                                                           FOREIGN EXCHANGE GAIN/(LOSS) FROM

                                           FOREIGN CURRENCY                            10% APPRECIATION OF     10% DEPRECIATION OF
  FORWARD CONTRACTS AND CURRENCY SWAPS:         BOUGHT         FOREIGN CURRENCY SOLD   THE FOREIGN CURRENCY    THE FOREIGN CURRENCY
  -------------------------------------         ------         ---------------------   --------------------    --------------------
                                                                   (IN NOK MILLIONS)
  United Arab Emirates dirham...........             0                  0.6                    -0.1                     0.1
  Australian dollars....................          57.2                171.2                   -11.4                    11.4
  Euro..................................           0.1                 66.6                    -6.7                     6.7
  Pound Sterling........................             0                 83.5                    -8.4                     8.4
  Swedish krona.........................           6.5                    0                     0.7                    -0.7
  U. S. dollar..........................          33.5                387.1                   -35.4                    35.4
                                                  ----                -----                    ----                    ----
              TOTAL                               97.3                709.0                   -61.3                    61.3

            In addition, please see note 20 to our consolidated financial statements included in Item 17.

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

            The table below sets out our estimated average interest rates on our outstanding debt based upon the implied forward rates in the yield curve as at December 31, 2001. These have been adjusted for the varying margins relating to the debt, where applicable, and assume no changes from the margins applicable at the year-end.

                                                                         AVERAGE INTEREST RATE
                                                         2002      2003      2004      2005       2006
                                                         ----      ----      ----      ----       ----
   DEBT WITH VARIABLE RATES:

       Loan from Nordic Investment Bank(1).........      4.90%      n/a       n/a        n/a       n/a


          -----------
            (1) Repaid by us during the first quarter of 2002.

            Note 28 to the consolidated financial statements discusses the fair value of our financial instruments.

            On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 is effective for all fiscal years beginning after June 15, 1999 (January 1, 2000 for us). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Management has determined that the impact of the adoption of this statement on our financial results is not material.

            In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," that is, it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

            Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as an SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead, they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

            SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. We adopted SFAS No. 142 on January 1, 2002.

            In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including
(1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

            SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. We expect to adopt SFAS 143 on January 1, 2003 and have not yet determined the impact that it will have on our results of operations, our financial position or our cash flows.

            In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value, and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

            SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively. We adopted SFAS 144 as of January 1, 2002. The adoption did not have a material impact on our results of operations, our financial position or our cash flows.

            ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not applicable.

PART II

            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            Not applicable.

            ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

            Not applicable.

            ITEM 15. [RESERVED]

            ITEM 16. [RESERVED]

PART III

            ITEM 17. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of Nera ASA and Subsidiaries

                                                                                   Page
            Report of Independent Accountants                                       67

            Consolidated Income Statement for the years
            ended December 31, 1999, 2000 and 2001                                  68

            Consolidated Balance Sheet as of December 31,
            2000 and 2001                                                           69

            Consolidated Statement of Cash Flow for the
            years ended December 31, 1999, 2000 and 2001                            71

            Consolidated Statement of Changes in Shareholders'
            Equity for the years ended December 31, 1999, 2000 and 2001             72

            Notes to the Consolidated Financial Statements                          73

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the Shareholders of Nera ASA:

      We have audited the accompanying consolidated balance sheets of Nera ASA and its subsidiaries (the "Company") as of December 31, 1999, 2000 and 2001, and the related consolidated statements of profit and loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, 2000 and 2001, and the related consolidated statements of profit and loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Norway.

      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to US generally accepted accounting principles is set forth in Note 32.

       /S/ ARTHUR ANDERSEN
      --------------------
      ARTHUR ANDERSEN & CO

      Bergen, Norway, March 20 and April 20, 2002

                                INCOME STATEMENT


                                                                                          GROUP
-----------------------------------------------------------------------------------------------------------------------
(Amounts in NOK million)                                       NOTE           2001             2000             1999
-----------------------------------------------------------------------------------------------------------------------
Sales revenue                                                               2 880,6         2 539,1            2 749,7
Other operating revenues                                                       12,7            10,7               16,0
-----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                               4,8         2 893,3         2 549,8            2 765,7
-----------------------------------------------------------------------------------------------------------------------
Changes in work in progress and finished goods                                 54,8          (37,3)             (19,3)
Cost of materials                                                         (1 411,1)         (966,6)          (1 068,0)
Payroll expense                                                  10         (722,8)         (649,6)            (657,3)
Depreciation                                                    5,6          (87,9)          (66,9)             (58,7)
Other operating expense                                      7,9,13         (894,4)         (724,9)            (786,0)
-----------------------------------------------------------------------------------------------------------------------
OPERATING COSTS                                                           (3 061,4)       (2 445,3)          (2 589,3)
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCTURING AND WRITEDOWNS                        (168,1)           104,5              176,4
-----------------------------------------------------------------------------------------------------------------------
Restructuring expenses and writedowns                        5,6,12         (264,0)               -              112,8
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                            (432,1)           104,5              289,2
-----------------------------------------------------------------------------------------------------------------------
Income from investments in associated companies                  16            30,2            26,5               12,1
Financial income                                                 11           108,8           103,6               66,3
Financial expense                                                11         (155,2)          (41,3)             (70,8)
-----------------------------------------------------------------------------------------------------------------------
NET FINANCIAL ITEMS                                                          (16,2)            88,8                7,6
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX                                                           (448,3)           193,3              296,8
-----------------------------------------------------------------------------------------------------------------------
Taxes                                                            14            81,3          (57,0)             (89,2)
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           (367,0)           136,3              207,6
-----------------------------------------------------------------------------------------------------------------------
Minority interest                                                             (3,7)
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER MINORITY INTERESTS                                  (370,7)           136,3              207,6
-----------------------------------------------------------------------------------------------------------------------
Earnings per share, primary (NOK)                                15          (3,02)            1,22               2,16
Earnings per share, diluted (NOK)                                15          (3,02)            1,22               2,15
-----------------------------------------------------------------------------------------------------------------------

                                  BALANCE SHEET


                                                                                GROUP
--------------------------------------------------------------------------------------------------
(Amounts in NOK million)                                        NOTE              DECEMBER 31,
--------------------------------------------------------------------------------------------------
                                                                              2001          2000
--------------------------------------------------------------------------------------------------
ASSETS:
Deferred tax asset                                               14          113,5           17,9
Goodwill                                                          6           23,7          123,5
--------------------------------------------------------------------------------------------------
INTANGIBLE FIXED ASSETS                                                      137,2          141,4
--------------------------------------------------------------------------------------------------
Land, buildings and other property                                5           17,3            1,5
Machinery and plant                                               5          105,7           57,0
Fixtures and fittings, tools, office machinery, etc.              5          145,1          120,1
--------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT                                                268,1          178,6
--------------------------------------------------------------------------------------------------
Investments in subsidiaries                                      17              -              -
Investments in associates                                     16,17           72,5          172,4
Investments in other shares                                      17            0,6            0,6
Prepaid pension costs                                            19           27,1           13,0
Other long-term receivables                                      20          119,7          210,1
--------------------------------------------------------------------------------------------------
FINANCIAL NON-CURRENT ASSETS                                                 219,9          396,1
--------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                                           625,2          716,1
--------------------------------------------------------------------------------------------------
Raw materials                                                    21          272,4          157,8
Work in progress                                                 21          142,6           78,6
Finished goods                                                   21          119,7           32,7
--------------------------------------------------------------------------------------------------
INVENTORIES                                                                  534,7          269,1
--------------------------------------------------------------------------------------------------
Trade receivables                                                22          781,6          785,9
Cost in excess of billings                                                   222,7          210,8
Other short-term receivables                                     24          152,5          175,0
--------------------------------------------------------------------------------------------------
DEBTORS                                                                    1 156,8        1 171,7
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS                                        23          899,5        1 320,3
--------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                             2 591,0        2 761,1
--------------------------------------------------------------------------------------------------
ASSETS                                                                     3 216,2        3 477,2
--------------------------------------------------------------------------------------------------

                                  BALANCE SHEET

                                   (CONTINUED)


                                                                                GROUP
----------------------------------------------------------------------------------------------------
(Amounts in NOK million)                                      NOTE                DECEMBER 31,
----------------------------------------------------------------------------------------------------
                                                                              2001            2000
----------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES:
Share capital                                                 26,27           247,1           246,4
Treasury stock                                                26,27           (2,5)           (0,6)
Share premium reserve                                            26         1 265,2         1 363,6
----------------------------------------------------------------------------------------------------
PAID-IN CAPITAL                                                             1 509,8         1 609,4
----------------------------------------------------------------------------------------------------
Reserve for valuation variances                                  26
Other equity                                                     26            61,3           367,6
----------------------------------------------------------------------------------------------------
RETAINED EARNINGS                                                              61,3           367,6
----------------------------------------------------------------------------------------------------
Minority interest                                                26           157,0               -
----------------------------------------------------------------------------------------------------
EQUITY                                                                      1 728,1         1 977,0
----------------------------------------------------------------------------------------------------
Pension liabilities                                              19            36,3            30,3
Deferred tax                                                     14             0,5             7,8
----------------------------------------------------------------------------------------------------
PROVISIONS FOR LIABILITIES                                                     36,8            38,1
----------------------------------------------------------------------------------------------------
Liabilities to financial institutions                            28             8,4           187,1
Other non-current liabilities                                     9            56,6            76,2
----------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                  65,0           263,3
----------------------------------------------------------------------------------------------------
Convertible loans                                                28                            53,7
Liabilities to financial institutions                            28           192,4             8,1
Trade creditors                                                               427,3           316,4
Customer advances and billings in excess of cost                 29           291,1           422,5
Tax payable                                                      14            37,1            50,0
Public duties                                                                  50,4            53,7
Dividends                                                                                      27,3
Other short-term liabilities                                  12,30           388,0           267,1
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                                         1 386,3         1 198,8
----------------------------------------------------------------------------------------------------
LIABILITIES                                                                 1 488,1         1 500,2
----------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES                                                      3 216,2         3 477,2
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
CONTINGENT LIABILITIES                                           31           316,9           298,7
----------------------------------------------------------------------------------------------------

                             STATEMENT OF CASH FLOW


-----------------------------------------------------------------------------------------------------------------------
(Amounts in NOK million)                                                      2001           2000               1999
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                           (367,0)           136,3              207,6
Ordinary depreciation                                                         87,9             66,9               58,7
Writedown of goodwill and financial non-current assets                       236,4                -                1,7
Gain (loss) on sales of property, plant and equipment                       (10,8)             12,9               16,1
Gain (loss) on sales of shares                                                   -            (1,3)             (40,1)
Unrealized loss on shares                                                        -                -                  -
Deferred taxes                                                             (102,8)            (0,1)               62,5
Provision for bad debts                                                       13,1              0,3               17,3
Net income from associated companies                                        (30,2)           (26,5)             (12,1)
Change in inventory                                                         (91,5)           (43,0)              122,4
Change in trade receivables                                                  203,8          (193,6)              130,3
Change in costs in excess of billings                                       (18,3)           (89,5)              198,4
Change in customer advances and billings in excess of cost                 (124,9)             81,9               17,5
Change in trade payable                                                     (46,9)             84,4            (156,8)
Difference in pension costs recognized and net pension payments              (8,2)            (8,8)                9,9
Items classified as investment or financing activities                           -                -             (11,4)
Change in other accruals                                                    (67,1)             57,9            (206,1)
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                        (326,5)             77,8              415,9
-----------------------------------------------------------------------------------------------------------------------
Proceeds from sales of property, plant and equipment                           1,0             10,6                5,0
Capital expenditures                                                       (129,1)          (105,8)             (60,2)
Net proceed from sale of shares                                                  -            155,5              153,9
Loans to third parties                                                      (15,8)           (38,0)               19,5
Investments in other shares                                                      -           (33,0)                  -
Other investments                                                                -             78,3                  -
Other investments                                                            150,8          (134,4)             (21,4)
-----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                            7,0           (66,9)               96,8
-----------------------------------------------------------------------------------------------------------------------
Repayment of long-term loans                                               (237,6)            (2,4)            (250,1)
Principal payments on capital leases                                             -                -                  -
Repayment of short-term loans                                                182,3              3,1              (7,4)
Net borrowings (repayment) of bank overdraft facilities                      (4,3)              4,6                0,2
Proceeds from issuance of shares                                               5,2            860,6                  -
Change, own shares                                                          (26,8)           (10,9)                  -
Dividends paid                                                              (27,1)           (19,6)                  -
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (108,3)            835,5            (257,3)
-----------------------------------------------------------------------------------------------------------------------
Effect of changes in current exchange rates                                    7,0            (7,6)              (6,6)
-----------------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                    (420,8)            838,8              248,8
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           1 320,3            481,5              232,7
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   899,5          1 320,3              481,5
-----------------------------------------------------------------------------------------------------------------------

                         CHANGES IN SHAREHOLDERS' EQUITY

                                                                                             ACCUMULATED
                                    NUMBER OF    SHARE CAPITAL                                  OTHER
AMOUNTS IN NOK 1,000S,                SHARES      (PAR VALUE     RESTRICTED   UNRESTRICTED   TRANSLATION    NET INCOME
EXCEPT FOR NUMBER OF SHARES        OUTSTANDING       NOK 2)       RESERVES      RESERVES      ADJUSTMENT       (LOSS)       TOTAL
    BALANCE AT DEC 31, 1998         96,093.7         192.2          512.0           78.2           2.9           0.0         785.3
Comprehensive income
Net income                                                                                                     207.6         207.6
Translation adjustments                                               4.2                         -7.4                        -3.1
Adjustments due to new
 Norwegian accounting Act                                            41.7          -42.3                                      -0.6
Dividend                                                                                                       -19.6         -19.6
Allocation of net income
 and transfers                                                       12.0          176.0                      -188.0
BALANCE AT DEC 31, 1999             96,093.7         192.2          569.9          211.9          -4.5           0.0         969.5
Net income                                                                                                     136.3         136.3
Translation adjustments                                               3.2                          0.3                         3.5
Issuance of shares                  27,096.6          54.2          881.7                                                    935.9
Purchase of own shares                                               -0.6          -10.3                                     -10.9
Cost of shares issued                                               -41.8                                                    -41.8
Tax effect shares issued                                             11.7                                                     11.7
Dividend                                                                                                       -27.2         -27.2
Allocation of net income
  and transfers                                                      29.6           79.5                      -109.1           0.0
BALANCE AT DEC 31, 2000            123,190.4         246.4        1,453.7          281.1          -4.2           0.0       1,977.0
Net income                                                                                                    -366.9        -366.9
Translation adjustments                                                                          -13.7                       -13.7
Issuance of shares                     339             0.7            4.5                                                      5.2
Purchase of own shares                                               -1.9          -24.9                                     -26.8
Allocation of net income
 and transfers                                                     -102.9         -267.7                       366.9          -3.7
    BALANCE AT DEC 31, 2001        123,529.4         247.1        1,353.4          -11.5         -17.9           0.0       1,571.1

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ACCOUNTING PRINCIPLES

           The annual accounts have been prepared in accordance with the Norwegian Accounting Act 1998 and generally accepted accounting principles. The financial statement is based on the established accounting principles in accordance with the generally accepted accounting principles in Norway; principles of transactions, accrual, matching, prudence, congruence, hedging, best estimate and the going concern assumption. Financial statement preparation requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

           Accounting changes and errors

           The result of accounting changes and correction due to errors in past year's financial statement is charged to equity.

           Principles of consolidation

           The consolidated financial statements include the accounts of the parent company, Nera ASA (the "Company"), and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50% of the voting rights, or has the power to control the financial and operational policies of the company. The accounting principles are uniform for the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated in the consolidated accounts. Companies acquired have been consolidated from the transaction date. At gradual acquisition the over/under value are measured on every single acquisition. When subsidiaries are sold or otherwise disposed of, the result until the date of disposal is included in the consolidated accounts.

           When subsidiaries are acquired, the cost price of the shares in the parent company is eliminated against the equity of the subsidiary at the time of the acquisition. Value in excess of the book equity of the subsidiary is allocated to identifiable assets and liabilities. Acquired assets and liabilities are recorded at marked value at the time of the acquisition. Any additional excess value that cannot be allocated to assets and liabilities, is recorded on the balance sheet as goodwill or negative goodwill. Deferred tax is taken into account and entered on the balance sheet when excess value is assigned to assets and liabilities, however, goodwill is recorded net of tax. Goodwill and excess value associated with foreign subsidiaries is translated from the relevant currency at the exchange rate at the time of acquisition.

           The Company's share of the profit or loss from associated companies in which the Company owns 20% to 50% of the voting rights and has significant financial and operational influence, is included in the consolidated financial statements according to the equity method. Accordingly, the investments carrying amount is periodically increased (decreased) by the investor's proportionate share of the earnings (losses) of the investee and decreased by all dividends received by the investor from the investee. Value in excess of book value of equity in the associated company is amortized on a straight-line basis over the periods estimated to be benefited. The share of profit or loss is presented as a financial item in the income statement and the carrying amount is included in the balance sheet as financial non-current assets. The Company's foreign subsidiaries are considered as independent and are translated from their respective functional currencies into Norwegian kroner at the exchange rates in effect at the balance sheet date. Results of operations are translated using average exchange rates in effect during the reporting period. Resulting translation adjustments are accumulated as a component of shareholders' equity.

           Minority interests

           The share of the profit/loss after tax attributable to minority interests is presented on a separate line after the Group's profit for the year. The share of the equity attributable to minority interests is presented on a separate line as a specification of the Group's equity.

           Subsidiaries/Associated companies

           In the parent company's financial statements, investments in subsidiaries are included in accordance with the cost method and associated companies in accordance with the equity method.

           Revenue recognition

           Revenue from sale of goods is recognized net of discounts and recorded when shipped and/or services are performed and the risk passed to the customer. Revenues on long-term contracts are recognized using the percentage of completion method. Project revenues includes direct materials, wages, and other direct costs, together with indirect costs and portion of profit, which can be allocated to the project.

           For certain contracts, where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, the Company segments the contract and recognizes revenue on each segmental portion individually. Income recognition on contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

           For certain long-term contracts, the Company obtains advance payments from customers to finance necessary project investments. To present operating margins and financial expenses as if the investments had been financed through third parties, the Company calculates an imputed interest amount when recognizing sales under these long-term contracts (if material). The imputed interest is added to sales and financial expense, with no impact on the Company's net income.

           Foreign currency

           Monetary items denominated in foreign currencies are translated into Norwegian kroner using the exchange rate in effect on the balance sheet date. The resulting transaction gains and losses are recorded as other financial income and expense. Due to the considerable international operation the Group is exposed to changes in exchange rates. The Group policy is to balance the differences in debtors and liabilities through financial instruments like bank deposits in currency, forward contracts and options. The Company does not issue or hold financial instruments for trading or speculative purposes. Forward foreign exchange contracts (forward contracts), and currency swaps are used to hedge future sales or purchases and are not recorded until the respective sale or purchase transaction is recorded. Such foreign currency transactions are considered hedges of sales when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency exposure. Forward contracts are also used to hedge accounts receivable and accounts payable. Accounts receivable/payable has been translated using the exchange rate in effect on the balance sheet date. Unrealized gain or loss on foreign currency forwards designated as hedging contracts are netted against gain/loss on the hedged items.

           Restructuring costs

           Restructuring provisions and write-downs of assets are made if the Company, within the balance sheet date, has approved a restructuring plan, in which the Company clearly states what part of the Company the plan embraces, approximately how many employees will be affected, actions to be taken and period for implementation. Provisions only include costs, which cannot be associated with future earnings.

           Extraordinary items

           Only items that are uncommon, occur infrequently and are significant in relation to the overall operations are classified as extraordinary.

           Classification and valuation of balance sheet items

           Assets intended for permanent ownership or use are classified in the balance sheet as fixed assets. Other assets are classified as current assets. Liabilities that fall due later than one year after the end of the financial year are classified as long-term liabilities. Other liabilities are classified as short-term liabilities.

           Current assets are valued at the lower of cost and net realizable value (the lower of cost and market). Current liabilities are stated at the nominal amount at the transaction date. Non-current assets are stated at cost unless a permanent deterioration in value has occurred in which case the change in value must be recognized as a write-down. Long term debt is valued at the nominal amount at the transaction date.

           Research and development (R&D)

           Internal research and development costs are expensed as incurred. Purchased technology is capitalized at acquisition cost and amortized over the life of the project.

           Income taxes

           Income tax expense includes current taxes and changes in deferred taxes. Deferred tax liabilities/assets are calculated in accordance with the liability method. Deferred income taxes are provided for all temporary differences between financial accounts and tax basis of assets and liabilities, and tax loss carry forwards. Deferred tax liabilities are not discounted. An allowance is made, if deemed necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized through future earnings.

           Fixed assets and leasing agreements

           Property, plant and equipment (fixed assets) are stated at cost, less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets. Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, any gain or loss is included in other operating revenue and other operating expenses, respectively. Leases, which provide Nera with substantially all rights and obligations of ownership, are accounted for as capital leases and recorded as assets under property, plant and equipment. Present value of lease payments is recorded as interest bearing under long-term debt. The assets are depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term. Fixed and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate loss in value and if it is not considered temporary. Calculations are undertaken based on undiscounted future cash flow for assets still being used within the company, and based on estimated sales price net of sales cost for assets for sale. If calculated value is lower than recorded, write-downs will be undertaken and the assets will be recorded to fair value or sales price net of cost of sales for assets for sale.

           Shares and short-term shareholdings

           Short-term shareholdings are stated at the lower of cost or market value. Investments in other shares are stated at cost. Write-downs are undertaken individually if fair value is understood to be lower than cost and if it is not considered temporary. Gain and loss from short-term shareholdings and investments in other shares are recorded as financial items.

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

           Changes in estimates and deviations between actual and expected return on plan assets are amortized over the remaining average service period. The aggregate net asset or net obligation is recorded as a financial non-current asset or as a long-term liability, respectively. Various pension schemes are over-funded (plan assets exceed projected benefits). Due to known future obligations and expansions in the Group, the over-funded pension plans are assumed exploitable. Provisions for social security tax are based on the net-recorded liability/asset and presented as part of the pension liabilities/assets.

           Employee options contract

           Stock options for employees defined as fixed plans are recognized as compensation costs if the quoted market price of the stock at the grant date is higher than the strike price. Social security tax is calculated based on the difference between the quoted stock price and the strike price at any time. Social security taxes are recorded as compensation cost over the remaining vesting period.

           Inventories

           Inventories are stated at the lower of cost, using the first-in, first-out (FIFO) method, and net realizable value. Company manufactured products are valued to full production cost. Provisions are made for obsolete inventories.

           Receivables

           Trade accounts receivables and other receivables are recorded at their nominal value less provisions for any expected losses. Provision for expected loss on accounts receivables are made on a concrete assessment of both single items and the total.

           Completed, but not billed production/custom advances

           Earned, but not billed revenues on long-term contracts under the percentage of completion method, represents completed but not billed productions, and is classified as current receivables. Billings in excess of project revenue represents advances received on contracts. The net is classified as current liabilities.

           Cash and cash equivalents

           The Company considers cash, bank deposits and all highly liquid investments having an original maturity of three months or less at the date of purchase as cash equivalents.

           Convertible instruments

           The assessment whether a convertible bond issue should be classified as liabilities or as equity are undertaken based on the economical aspects at the date of issue. If the portion of equity is considerable at the date of issue, it will be classified as equity.

           Contingent liabilities

           Contingent liability is recognized if the probability of occurrence is more than 50%. Best estimate is used to calculate the settlement value.

           Governmental contributions and grants

           Subsidies from governmental agencies are received as operational or investment contributions. Operational subsidies are matched to the relevant income and expense. Investment subsidies are recognized gross and amortized over the life of the investment as an adjustment to the investment deprecations.

           Segments

           The segment information is based on the Group's management and reporting structure. Segment revenue and costs are the portion of the Company's total revenues and operating costs that could be directly allocated to the activities in the segments. Segment assets and liability are balance sheet items directly connected to the activity in the segments.

           Cash flow statement

           The cash flow statement illustrates the overall cash flow broken down by operation, investment and financing activities. The statement illustrates the effect of the activities on cash and cash equivalents.

           Earnings per share (EPS)

           Earnings per share are the majority share of profit, in the period, divided by a weighted average of numbers of ordinary share in the same period. When calculating diluted earnings per share, adjustments are made for all options (from date of assignment). Potential shares in periods with negative net income are not included.


2.         SEGMENT INFORMATION

In 2001 Nera reported within the following three business segments: Transmission Networks, Satellite Communications and Wireless Broadband Access. Nera Telecommunications Ltd., Singapore, is consolidated from 1 December 2001. The activities within Telecommunications are divided into the Group's business segments, while Contract Manufacturing and Information Technology are reported under Headquarter Staff/Eliminations.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       SATELLITE              WIRELESS BROADBAND
BUSINESS AREA:                                       TRANSMISSION NETWORKS           COMMUNICATION                 ACCESS
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                                 2001       2000      1999     2001      2000       1999    2001     2000     1999
                                                ------------------------------------------------------------------------------------
                                                                                  (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Third party orders received                      1,687      2,216     1,410     586       576        782       4       72        -
Third party operating revenues                   2,222      1,803     1,504     599       709        649      47       16        -
Operating costs (excluding R&D)                 (1,890)    (1,476)   (1,233)   (464)     (512)      (492)   (152)     (57)       -
Depreciation                                       (41)       (31)      (28)    (11)      (12)       (11)    (32)     (19)       -
Income before R&D expenses                         291        296       243     124       185        145    (137)     (61)       -
Net R&D expenses                                  (166)      (135)     (116)    (65)      (88)      (102)   (121)     (63)       -
Income before special charges(4)                   161        160       127      65        98         43    (258)
Operating income before restructuring and          125        160       127      59        98         43    (258)    (123)       -
write-downs
Restructuring cost and write-downs(1)              (39)         -       (37)      -         -         40    (225)       -        -
Operating income                                    86        160        90      59        98         83    (483)    (123)       -
------------------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
------------------------------------------------------------------------------------------------------------------------------------
Assets                                           1,376      1,223       871     223       214        260      48      171        -
Liabilities                                        553        591       314     100       121        194      31       44        -
Investments(2)                                      82         70        29       8        24         40      31      157        -
Number of employees (average) (3)                  972        906       884     301       300        276     100       47        -
Number of employees at December 31               1,066        925       891     315       291        290      60       89
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                      DEDICATED               HEADQUARTER STAFF /
BUSINESS AREA:                                      COMMUNICATIONS                ELIMINATIONS                   NERA GROUP
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT                              2001       2000     1999     2001      2000       1999      2001      2000     1999
                                             ---------------------------------------------------------------------------------------
                                                                              (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Third party orders received                     -          -       219                 37        476     2,277     2,902     2,888
Third party operating revenues                  -          -       186       25        22        427     2,893     2,550     2,766
Operating costs (excluding R&D)                 -          -      (174)    (120)      (46)      (414)   (2,626)   (2,092)   (2,314)
Depreciation                                    -          -        (2)      (4)       (4)       (17)      (88)      (67)      (59)
Income before R&D expenses                      -          -         9      (99)      (29)        (4)      179       391       393
Net R&D expenses                                -          -         -        5        (1)         2      (347)     (287)     (216)
Income before special charges(4)                                            (59)                  (3)      (91)      104       176
Operating income before restructuring and       -          -         9      (94)      (30)        (3)     (168)      104       176
write-downs
Restructuring cost and write-downs (1)          -          -        85        -         -         25      (264)        -       113
Operating income                                -          -        95      (94)      (30)        22      (432)      104       289
------------------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
------------------------------------------------------------------------------------------------------------------------------------
Assets                                          -          -         6    1,569     1,869      1,136     3,216     3,477     2,273
Liabilities                                     -          -        67      804       744        728     1,488     1,500     1,303
Investments (2)                                 -          -         1        8         0         11       129       252        82
Number of employees (average) (3)               -          -       113       70       103        349     1,443     1,356     1,622
Number of employees at December 31              -          -         8      379        35        217     1,820     1,340     1,406
------------------------------------------------------------------------------------------------------------------------------------

(1)   Restructuring and write-downs in 2001 are described in note 12.

(2) Capital expenditures on fixed assets, goodwill, capitalized R&D (purchased technology).

(3)   Man-years, monthly average.

(4) Operating costs include special charges of NOK 77.0 million in the fourth quarter of 2001.

The segment information is based on the Group's management reporting and is in all material respects presented in accordance with the Group's accounting policies.

3.  ORDER INTAKE PER GEOGRAPHICAL DESTINATION

--------------------------------------------------------------------------------
                          2001                 2000                  1999
--------------------------------------------------------------------------------
                                         (IN NOK MILLION)
--------------------------------------------------------------------------------
Norway               291,2     12,8%      192,4      6,6%       267,7      9,3%
Great Britain         95,8      4,2%      276,2      9,5%       424,2     14,7%
Rest of Europe       547,5     24,0%      702,8     24,2%       755,7     26,2%
America              673,7     29,6%      802,2     27,7%       629,6     21,8%
Africa                55,6      2,4%      292,3     10,1%        97,1      3,4%
Asia                 590,2     26,0%      438,3     15,1%       661,3     22,8%
Oceania               23,4      1,0%      197,8      6,8%        52,2      1,8%
--------------------------------------------------------------------------------
TOTAL              2 277,4    100,0%    2 902,0    100,0%     2 888,0    100,0%
--------------------------------------------------------------------------------

Order intake for Nera Telecommunications Ltd. is not included.


4.  SALES PER GEOGRAPHICAL DESTINATION

--------------------------------------------------------------------------------
                              2001               2000                1999
--------------------------------------------------------------------------------
                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Norway                   287,6     9,9%      168,5     6,6%       283,0    10,2%
Great Britain            202,1     7,0%      310,2    12,2%       350,2    12,7%
Rest of Europe           558,5    19,3%      710,9    27,9%       661,8    23,9%
America                  814,5    28,2%      667,7    26,1%       651,2    23,5%
Africa                   189,8     6,6%      180,1     7,1%        97,2     3,5%
Asia                     671,5    23,2%      463,0    18,2%       681,1    24,7%
Oceania                  169,2     5,8%       49,5     1,9%        41,3     1,5%
--------------------------------------------------------------------------------
TOTAL                  2 893,3   100,0%    2 549,8   100,0%     2 765,7   100,0%
--------------------------------------------------------------------------------

5.  PROPERTY, PLANT AND EQUIPMENT

------------------------------------------------------------------------------------------------------------------------------------
                                                              LANDS AND           MACHINERY AND          FIXTURE AND          TOTAL
                                                              BUILDINGS               PLANT               FITTINGS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Purchase cost as of 1 January 2001                                3,5                 137,5                  257,3            398,3
Acquisitions during the year                                        -                  41,9                   87,2            129,1
Depreciation this year                                              -                 (31,2)                  (3,7)           (34,9)
Translation differences                                             -                  (0,2)                  (1,6)            (1,8)
Purchased business combination                                   25,3                  73,0                   27,7            126,0
------------------------------------------------------------------------------------------------------------------------------------
PURCHASE COST AS OF 31 DECEMBER 2001                             28,8                 221,0                  366,9            616,7
====================================================================================================================================
Depreciation 1 January 2001                                      (2,0)                (80,5)                (137,2)          (219,7)
Depreciation this year                                           (0,2)                (18,8)                 (45,3)           (64,3)
Disposals of deprecations during the year                                              28,4                    5,6             34,0
Translation differences                                           0,1                   0,1                    0,8              1,0
Accumulated depr. purchased business combination                 (9,4)                (44,5)                 (16,6)           (70,5)
------------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AS OF 31 DECEMBER 2001                             (11,5)               (115,3)                (192,7)          (319,5)
------------------------------------------------------------------------------------------------------------------------------------
Write-down during the year(1)                                                                                (29,1)           (29,1)
------------------------------------------------------------------------------------------------------------------------------------
NET WRITE-DOWN AS OF 31 DECEMBER 2001                               -                     -                  (29,1)           (29,1)
------------------------------------------------------------------------------------------------------------------------------------
BOOK VALUE AS OF 31 DECEMBER 2001                                17,3                 105,7                  145,1            268,1
------------------------------------------------------------------------------------------------------------------------------------
Rate of depreciation                                                2%                10-33%                 10-33%
------------------------------------------------------------------------------------------------------------------------------------

(1) See note 12 - Restructuring and write-down.

6.  GOODWILL

--------------------------------------------------------------------------------
                                                                      GOODWILL
                                                              (IN NOK MILLION)
--------------------------------------------------------------------------------
Purchase cost as of 1 January 2001                                       141,9
Acquisitions during the year                                              24,1
Depreciation this year                                                       -
Translation differences                                                    1,0
--------------------------------------------------------------------------------
PURCHASE COST AS OF 31 DECEMBER 2001                                     167,0
--------------------------------------------------------------------------------
Depreciation 1 January 2001                                              (18,4)
Depreciation this year                                                   (23,6)
Translation differences                                                   (0,0)
--------------------------------------------------------------------------------
DEPRECIATION AS OF 31 DECEMBER 2001                                      (42,0)
--------------------------------------------------------------------------------
Write-down during the year(1)                                           (101,2)
Translation differences as of 31 December 2001                            (0,1)
--------------------------------------------------------------------------------
WRITE-DOWN AS OF 31 DECEMBER 2001                                       (101,3)
--------------------------------------------------------------------------------
BOOK VALUE AS OF 31 DECEMBER 2001                                         23,7
--------------------------------------------------------------------------------
Rate of depreciation                                                        20%
--------------------------------------------------------------------------------

GOODWILL RELATES TO THE FOLLOWING INVESTMENTS AS OF DECEMBER 31, 2001:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           BOOK   DEPRECIA-  WRITE-                 BOOK  DEPRECIA-
                                                 TIME OF         PURCHASE  VALUE    TION     DOWN(1)  TRANSLATION  VALUE    TION
                 COMPANY:                      ACQUISITION         COSTS   01.01   IN 2001   IN 2001  DIFFERENCES  31.12  PERIOD
------------------------------------------------------------------------------------------------------------------------------------
Nera Telecommunications Ltd., Singapore          28.11.01           24,1       -      0,4         -                 23,7  5 years
World Access, broadband activity in Dallas
and PDH-radio activity in Boston, USA       2nd quarter of 2000    117,0    99,4     18,4      82,8      (1,8)     -      5 years
TSAT AS, Norway                             4th quarter of 2000     24,0    23,2      4,8      18,4                -      5 years
Translation differences                                              2,0     0,9        -         -       0,9      -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                              167,1   123,5     23,6     101,2      (0,9)     23,7
------------------------------------------------------------------------------------------------------------------------------------

(1) See note 12 -- Restructuring and write-down.

7.  RESEARCH AND DEVELOPMENT

As a fundamental principle, the Company expenses all research and development (R&D) when incurred. Purchased research and development (R&D, purchased technology) is capitalized. The table below outlines expensed and capitalized R&D:

--------------------------------------------------------------------------------
                                                   2001       2000       1999
--------------------------------------------------------------------------------
                                                        (IN NOK MILLION)
--------------------------------------------------------------------------------
Expensed R&D                                      346,9      286,7       216,4
Capitalized R&D (purchased technology)                -          -        21,4
--------------------------------------------------------------------------------
TOTAL                                             346,9      286,7       237,8
--------------------------------------------------------------------------------

It is expected that future earnings related to R&D in progress will at least be equivalent to costs.

Within the Transmission Networks segment, R&D have mostly been connected to the completion of the new SDH-link and Interlink (NL2000). Further developments have been made together with fine tuning of products in the CityLink family, in order to meet the new 3G- mobilenet market.

Focus for the PDH-radio activity in Boston has primary been completion of the product family, particularly wireless network for the ANSI market in the USA.

Development of mobile broadband terminals for a new regional system and products for the INMARSAT market have been the major R&D activities within the Satellite Communication area. Wireless Broadband Access has allocated R&D resources to the point-to-multipoint product Velocity in Dallas, LMDS 40 Ghz, and to development of DVB-RCS earth stations and terminals.


8.  SIGNIFICANT TRANSACTIONS AND PRO FORMA FIGURES

The table below summarizes significant transactions, related to disposals and acquisitions of companies, during 2001:

------------------------------------------------------------------------------------------------------------------------------------
                                                           TRANSACTION            OPERATING           OPERATING        DATE OF
                                                              AMOUNT               REVENUE            RESULT(1)      TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Increased holding in Nera Telecommunications Ltd.,             32,6                  74,5               13,2           28.11.01
Singapore
------------------------------------------------------------------------------------------------------------------------------------

(1)  Depreciation on goodwill of NOK 0.4 million is not included.

Nera Telecommunications Ltd., Singapore (NeraTel) was until 1 July 1999 a 100% owned subsidiary of Nera ASA and consequently fully consolidated. At 1 July 1999 NeraTel was listed at the Stock Exchange in Singapore. Through issue of shares and second-hand sale, Nera reduced their shareholder position to 47.34%. From 1 July 1999 NeraTel has been considered an associated company. On 28 November 2001 Nera ASA bought 10 million shares in NeraTel and increased its ownership to 50.2%. The transaction amount was NOK 32.6 million. Based on this transaction, NeraTel has been fully consolidated from 1 December 2001. Some of the employees in NeraTel have options to buy shares in the Company. These options will not significantly affect Nera's ownership and control of the Company.

PRO FORMA ACCOUNTING FIGURES: The pro forma figures have been prepared in order to give a basis for comparison based on the Group's composition at the end of 2001. There is a greater degree of uncertainty associated with pro forma figures than with actual comparison figures and these figures will not necessarily reflect the results that would have been achieved if the acquisitions of NeraTel were made at an earlier point in time. The pro forma figures have been prepared under the assumptions that the transactions of NeraTel had been carried out as of 1 January 1999.

EXCESS VALUE AND AMORTIZATION OF EXCESS VALUES: The amortization of excess values and goodwill in the pro forma is based on the excess value analysis made at the time of the acquisition. Goodwill will be amortized over the expected earning period of 5 years.

ACCOUNTING PRINCIPLES: No accounting principles have been identified that make a material effect on the pro forma figures.

TRANSLATION OF THE RESULT: The profit and loss accounts for NeraTel have been translated through the use of the average exchange rates for 1999, 2000 and 2001.

INTERCOMPANY TRANSACTIONS AND GAINS: In the pro forma figures transactions between group companies have been eliminated according to the current structure of the Group. An intercompany gain of NOK 105.9 million (in the third quarter of 1999) related to equity issue and second-hand sale in NeraTel is eliminated in the pro forma figures.

--------------------------------------------------------------------------------
                                            2001            2000           1999
--------------------------------------------------------------------------------
                                                     (IN NOK MILLION)
--------------------------------------------------------------------------------
Operating revenues                       3 635,5          3 204,2        3 032,9
Operating results                         (361,0)           168,1          200,1
Net profit for the year                   (340,2)           157,0          103,6
Minority interest share                     35,5             30,1            9,7
Earnings per share (NOK)                   (3,06)            1,14           0,98
Diluted earnings per share (NOK)           (3,06)            1,13           0,95
--------------------------------------------------------------------------------

9.  RENTAL AGREEMENTS

The following amounts have been charged as an expense for rental agreements of operating equipment not capitalized in the balance sheet:

--------------------------------------------------------------------------------
                                                         2001     2000    1999
--------------------------------------------------------------------------------
                                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Buildings                                                60,4     43,4    48,7
Machinery and equipment                                   0,3      0,5       -
Fixtures and fittings, tools, office machinery, etc.     14,1     21,4    29,5
--------------------------------------------------------------------------------
TOTA1                                                    74,8     65,3    78,2
--------------------------------------------------------------------------------

During 1996, the buildings at Kokstadveien 23 and 27, Bergen were sold and leased back. The offices in Kokstadveien 25 are also leased. This year's rental cost was NOK 21.4 million, compared to NOK 17.3 million in 2000 (includes Kokstadveien 23, 25 and 27). Nera is responsible for maintenance of the leased buildings. The lease agreement is for 15 years with a renewal option for additional 15 years. For the buildings at Kokstadveien 23 and 27, Nera has pre-emptive right to buy this at market value. For Kokstadveien 25, Nera has an option to buy the building at a fixed price. In accordance with Norwegian generally accepted accounting principles, the gain which resulted from the sale-leaseback of the buildings at Kokstadveien was deferred and is being amortized over the lease term of 30 years, which is inclusive of the 15 years renewal option. The deferred gain at year-end of NOK 47.7 million (per December 31, 2000 NOK 49.5 million) is included in "other non-current liabilities." The Company has also entered into a lease agreement for office, warehouse and production facilities at Bergerveien 12, Billingstad, for the period 1 July 1998 up to 30 June 2008 with a 10-year renewal option. The rental cost for 2001 is NOK 17.4 million (NOK 17.0 million in 2000).


10.  PAYROLL EXPENSE, NUMBER OF EMPLOYEES, ETC.

--------------------------------------------------------------------------------
                                              2001          2000         1999
--------------------------------------------------------------------------------
                                                     (IN NOK MILLION)
--------------------------------------------------------------------------------
Salaries, wages and holiday pay              565,8         505,6        544,7
Other compensation, etc.                      45,6          44,7         24,5
Payroll tax                                   88,3          82,4         70,8
Pension costs                                 23,1          16,9         17,3
                                             -----------------------------------
TOTAL                                        722,8         649,6        657,3
                                             -----------------------------------
Average number of employees (man-years)      1 443         1 356        1 622
--------------------------------------------------------------------------------

Total salary and remuneration, including pensions, to the Chief Executive Officer and the other members of the Executive Committee and Members of the Board of Directors and Corporate Assembly was as follows in 2001:

--------------------------------------------------------------------------------
                                         SALARY  PENSION  REMUNERATION(1)  TOTAL
--------------------------------------------------------------------------------
President and CEO(2)                       2,3      0,1         4,1          6,5
Other members of the executive committee   8,9      0,3         3,4         12,6
Board of Directors                                              1,1          1,1
Corporate assembly                                              0,3          0,3
--------------------------------------------------------------------------------
TOTAL                                     11,2      0,4         8,9         20,5
--------------------------------------------------------------------------------

(1) Remuneration includes reported salary for exercised options and bonus through synthetic options.

(2) Compensation for Chief Executive Officer NOK 2.3 million includes fixed salary of NOK 2.0 million and options of NOK 0.3 million. Other remuneration for Chief Executive Officer includes bonus through synthetic options of NOK 2.7 million and NOK 1.3 million related to exercise of options. The options were part of the option programmes of 1999 with an exercise period from 1 March 2000 to 2 May 2001.

In compliance with authority given by the General Meeting of Nera, the Board of Directors has issued option contracts in 2000 and 2001 to employees in the parent company, Nera ASA and its subsidiaries. These option programmes are further described in note 27.

Chief Executive Officer Bjorn Ove Skjeie was in 2000 and 2001 assigned 114,000 and 99,000 options, respectively. In addition, a bonus agreement based on Nera's quoted share price trend and other criteria in connection with the Company's development, was entered into with Mr. Skjeie. The CEO has a 12 month period of notice, which is extended to 24 months if his position changes significantly or the Company mergers with or is acquired by another company or investor. Retirement age is 60, with pension limited to 80 percent of salary at the time of retirement.

Similar bonus agreements based on Nera's quoted share price trend and the individual range of responsibilities have been entered into with the other members of the Executive Committee. For the financial year 2001, there will be no bonus disbursements to the Executive Committee. For stocks and potential stocks in possession of the members of the Executive Committee, see note 27.

In 2001 the audit fee for the Group's auditor, Arthur Andersen & Co., is expensed with NOK 4.2 million. Furthermore, the Group has incurred NOK 2.4 million of additional fees for other services. Services provided by Andersen Business Consulting, related to implementation of IT-system in the Transmission unit, are expensed with NOK 9.8 million. Fees for audit provided from other auditors amount to NOK 0.2 million.


11.  FINANCIAL INCOME AND FINANCIAL EXPENSES

--------------------------------------------------------------------------------
                                                        2001     2000    1999
--------------------------------------------------------------------------------
                                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Interest income                                         80,4      83,9    32,8
Interest income, Nera Group                                -         -       -
Foreign currency gains                                     -       4,5     5,9
Gain on sales in subsidiaries/associated companies         -         -       -
Received group contribution                                -         -       -
Other financial income                                  28,4      15,2    27,6
--------------------------------------------------------------------------------
FINANCIAL INCOME                                       108,8     103,6    66,3
--------------------------------------------------------------------------------
Interest expense                                       (18,4)    (26,3)  (39,1)
Interest expense, Nera Group                               -         -       -
Foreign currency losses                                 (6,0)        -       -
Write-down short-term shareholdings                        -         -    (1,7)
Write-down of shares in subsidiaries                       -         -       -
Write-down vendor financing                           (106,1)        -       -
Other financial expenses                               (24,7)    (15,0)  (30,0)
Other financial expenses, Nera Group                       -         -       -
--------------------------------------------------------------------------------
FINANCIAL EXPENSES                                    (155,2)    (41,3)  (70,8)
--------------------------------------------------------------------------------

12.   RESTRUCTURING AND WRITE-DOWNS

      RESTRUCTURING AND WRITE-DOWNS DURING 2001

Total restructuring and write-down costs during 2001 amount to NOK 264.0 million. NOK 133.7 million are related to provisions and the remaining NOK 130.3 million to write-downs.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      APPLIED/-
                                                                                      WRITE-DOWN IN DISBURSEMENT
                                                   BALANCE AS        PROVISIONS       --------------------------         BALANCE AS
                                                   OF 31.12.00         IN 2001          2001             IN 2001        OF 31.12.01.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Restructuring Nera Ltd. UK                              6,0                 -              -                3,5              2,5
Nera ASA                                                4,0                 -              -                4,0                -
Closure of the Dallas office                              -              91,2          101,2              153,2             39,2
Restructuring the Boston                                  -              31,3            7,3               38,4              0,2
office
Restructuring Satellite                                   -               8,7            0,7                0,7              8,7
Restructuring WBA Satellite                               -               2,5           21,1               16,6              7,0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                  10,0             133,7         130.,3              216,4             57,6
------------------------------------------------------------------------------------------------------------------------------------

See note 30 -- Other current liabilities.

RESTRUCTURING OF NERA LTD., UK: During 1998, the Board of Directors and the management prepared a plan for restructuring its unit in U.K. The objective was to re-establish profit within the unit through a focused strategy and changes in the range of products. This involved dismissal of personnel, write-downs of fixed assets and stocks. Total provisions for restructuring was NOK 71.0 million in 1998. The restructuring plan was extended in 1999, and another NOK 37.8 million was expensed.

NERA ASA: During 1998, the Nera Board of Directors and the management prepared a plan for restructuring Nera. The restructuring plan was carried out during 1998/1999. By the end of 2001 all restructuring related payments were completed.

CLOSURE OF THE DALLAS OFFICE: In 2001, the Company decided to close down their unit in Dallas. Provisions for severance payments, purchase commitments and other commitments are undertaken. Fixed assets, goodwill and stocks have been written down to net realization value. All significant activities have been started in 2001 and are expected to be finished first quarter of 2002.

RESTRUCTURING OF BOSTON OFFICE: Nera decided in 2001 to restructure the unit in Boston. Provisions for severance payments, purchase commitments and other commitments are undertaken. Fixed assets, goodwill and stocks has been written down to net realization value. All significant activities have been started in 2001 and are expected to be finalized first quarter of 2002.

RESTRUCTURING OF SATELLITE / WBA SATELLITE: Due to changes in the market, parts of the satellite unit have been reorganized. This reorganization resulted in dismissals. Provisions for severance payments etc. have been undertaken. Fixed assets and stocks have been written down to net realization value.

RESTRUCTURING AND WRITE-DOWN IN 1999

During 1999, the net restructuring and write-down costs amounted to NOK 112.8 million. NOK 145.7 million related to gain on sale and NOK 32.9 million related to provisions for restructuring. Gain on sale included NOK 105.9 million related to equity issue and deduction in shareholder portion in Nera Telecommunications Ltd., Singapore. In addition, the gain on sale of Contec Design AS is included in "operating revenues" with NOK 2.1 million.

13.  GOVERNMENT GRANTS AND CONTRIBUTIONS

During 2001, the Group has received NOK 13.1 million as operating grants. The amounts have been recorded as reduction in other operating costs.

--------------------------------------------------------------------------------
COVERING:                                           2001        2000        1999
--------------------------------------------------------------------------------
                                                          (IN NOK MILLION)
--------------------------------------------------------------------------------
R&D costs                                           13,1        13,5         7,9
--------------------------------------------------------------------------------

Research and development contributions are related to 12 projects, of which 9 are finished at the year-end 2001. The remaining 3 projects are expected to be completed during 2002. For an SND-project, the Company is obligated to partially refund the contribution received in proportion to the INMARSAT Aero product sales during the period 1 January 1998 to 31 December 2003. The refund ranges from 5% to 11.5%, based on the sales in the interval, ranging from NOK 110.0 million to NOK 325.0 million.


14.  TAXES

                                                            2001    2000   1999
--------------------------------------------------------------------------------
TAXES CONSIST OF:                                             (IN NOK MILLION)
--------------------------------------------------------------------------------
Tax payable; Norway                                            -    58,6    6,8
Tax payable; outside Norway                                 16,3     7,1   23,6
Changes in deferred tax; Norway                            (74,2)   (9,4)  62,8
Changes in deferred tax; outside Norway                    (23,4)    0,7   (4,0)
Adjustments for previous years                                 -       -      -
--------------------------------------------------------------------------------
TAXES                                                      (81,3)   57,0   89,2
--------------------------------------------------------------------------------

RECONCILIATION OF TAX PAYABLE IN THE BALANCE SHEET          2001    2000
AND THE INCOME STATEMENT:
--------------------------------------------------------------------------------
Tax payable according to income statements                  16,3    65,7
Tax effect emission costs                                      -    (8,6)
Tax payable this year before acquisition (NeraTel) (1)      20,8       -
Adjustments for previous taxes                                 -    (7,1)
--------------------------------------------------------------------------------
TAX PAYABLE                                                 37,1    50,0
--------------------------------------------------------------------------------

RECONCILIATION OF NOMINAL TO ACTUAL TAX COST:               2001    2000
--------------------------------------------------------------------------------
                                                              (IN NOK MILLION)
--------------------------------------------------------------------------------
Income before tax                                         (448,3)  193,3
EXPECTED TAXES BASED ON NORWEGIAN 28% TAX RATE (2)        (125,5)   54,1

ITEMS AFFECTING ACTUAL TAX COST:
Non-deductible expenses/non-taxable revenues                (3,5)   (2,4)
Foreign tax rate variations from Norwegian tax rate         29,0     1,5
Losses/temporary differences without net tax effect         15,6    14,7
Disparagement for previous years deferred tax               11,5       -
Income from investments in associated companies             (8,4)   (7,4)
Other                                                          -    (3,5)
--------------------------------------------------------------------------------
ACTUAL TAXES                                               (81,3)   57,0
--------------------------------------------------------------------------------


DEFERRED TAXES:
Below is a specification of temporary differences between book and tax values, including calculation of deferred tax liabilities/deferred tax assets at year-end.

--------------------------------------------------------------------------------
BASIS FOR DEFERRED TAX                                      2001       2000
--------------------------------------------------------------------------------
                                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Receivables                                                 (1,4)      48,6
Inventories                                                (57,2)       7,5
Other current assets                                      (108,4)       8,6
--------------------------------------------------------------------------------
SUBTOTAL RELATED TO CURRENT BALANCE SHEET ITEMS           (167,0)      64,7
--------------------------------------------------------------------------------
Fixed assets and goodwill                                    2,8       42,8

--------------------------------------------------------------------------------
BASIS FOR DEFERRED TAX                                      2001       2000
--------------------------------------------------------------------------------
                                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Pensions                                                    (9,2)     (15,5)
Deferred gain                                              (47,7)     (27,2)
Shares and other securities                                (89,8)     (13,1)
Other temporary differences                                  1,1       (0,8)
Loss carry forward                                        (416,4)    (201,8)
--------------------------------------------------------------------------------
SUBTOTAL RELATED TO NON-CURRENT BALANCE SHEET ITEMS       (559,2)    (215,6)
--------------------------------------------------------------------------------
TOTAL TEMPORARY DIFFERENCES                               (726,2)    (150,9)
--------------------------------------------------------------------------------
Adjustments for deferred tax assets based on temporary     186,2      114,2
difference that cannot be capitalized
--------------------------------------------------------------------------------
NET DEFERRED TAX (DEFERRED TAX ASSETS)                    (113,0)     (10,1)
--------------------------------------------------------------------------------
Deferred tax in the balance sheet                            0,5        7,8
Deferred tax asset in the balance sheet                   (113,5)     (17,9)
--------------------------------------------------------------------------------

TAX LOSS CARRY FORWARD MATURITY:                            2001
-------------------------------------------------------------------
2011                                                       163,9
Later than 2011                                            252,5
-------------------------------------------------------------------
TOTAL                                                      416,4

(1) Included payable tax for Nera Telecommunications Ltd., Singapore for January until November 2001.

(2) Nominal tax rate in Norway.

15.  EARNINGS PER SHARE

                                                                                2001                    2000                 1999
                                                                                                 (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income (loss) after minority interest                                     (370,7)                  136,3                207,6
Weighted average shares outstanding (million)                                  122,8                   111,6                 96,1
Basic earnings per share (NOK)                                                 (3,02)                   1,22                 2,16
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income (loss) after minority interest                                     (370,7)                  136,3                207,6
Add back interest on convertible bonds; net of taxes                               -                       -                  4,7
Net income (loss)                                                             (370,7)                  136,3                212,2
Weighted average shares outstanding, after adjustment for convertible          122,8                   111,8                 98,5
bonds and options (million)
Diluted earnings per share (NOK)                                               (3,02)                   1,22                 2,15
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING (MILLION):
Weighted average shares outstanding                                            122,8                   111,6                 96,1
Adjustments for convertible bonds                                                  -                       -                  2,2
Adjustments for share options                                                      -                     0,2                  0,2
Weighted average shares outstanding, after adjustment for convertible          122,8                   111,8                 98,5
bonds and options
------------------------------------------------------------------------------------------------------------------------------------

For dilutive earnings per share purposes, both net earnings and shares outstanding are adjusted to assume the conversion of all employee convertible bond issues. The "if converted" method was used, which assumes that the Company's convertible bonds were converted into shares at the earliest possible time and at the most advantageous conversion rate available. For 2000 the convertible bonds are not included in the calculations, since its inclusion would have an antidilutive effect on the diluted earnings per share calculation.

The dilutive earnings per share calculations only take into consideration those options contracts where the strike price is lower than the market value during the period of the options contract. Accordingly, only options issued in 1999 are included in the calculations.

16.  INVESTMENTS IN ASSOCIATES

                                           BEIJING NERA                     WORLD WIDE            NERA
                                            STENTOFON                       MOBILE COM.         TELECOM,     TV MOBILE
                                          COM. CO. LTD.       NERATEK AS         AS                LTD.       PTE LTD.       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                                              (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
EXCESS VALUE ANALYSIS:
------------------------------------------------------------------------------------------------------------------------------------
Booked equity at establishment                   1,6               0,4          33,0              88,8          29,3         153,1
Goodwill                                         0,6               0,9             -                 -          10,0          11,5
------------------------------------------------------------------------------------------------------------------------------------
ACQUISITION COST                                 2,2               1,3          33,0              88,8          39,3         164,6
------------------------------------------------------------------------------------------------------------------------------------

CALCULATION OF BOOK VALUE AS OF 31
DECEMBER 2001
------------------------------------------------------------------------------------------------------------------------------------
Opening balance as of 1 January 2001             1,9               4,0          30,5             136,0             -         172,4
This year's share of profit (before             (0,1)              2,7          (0,2)             29,1          (1,0)         30,5
goodwill)
This year's depreciation of goodwill            (0,1)                -             -                 -          (0,2)         (0,3)
Dividends                                          -                 -             -              (2,0)            -          (2,0)
Acquisitions/disposals                             -                 -             -            (159,6)         35,1        (124,5)
Translation differences, etc.                      -                 -             -              (3,5)         (0,1)         (3,6)
------------------------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE AS OF 31 DECEMBER 2001           1,7               6,7          30,3                 -          33,8          72,5
------------------------------------------------------------------------------------------------------------------------------------

At 28 November 2001 Nera ASA increased its share in Nera Telecommunications Ltd., Singapore, and the Company changed status from associated to subsidiary. As of 1 December Nera Telecommunications Ltd., Singapore, is fully consolidated. TV Mobil Ltd., Singapore, is owned by Nera Telecommunications Ltd., Singapore.


17.  INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

                                                                    THE COMPANY'S TOTAL                                 BOOK VALUE
                                          REGISTERED OFFICE       SHARE CAPITAL (MILLION)   OWNERSHIP   VOTING SHARE   (NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES:
------------------------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Com. Co. Ltd.                China            CNY            4,2         36%          36%            1,7
Neratek AS                                         Norway            NOK            0,3         45%          45%            6,7
World Wide Mobile Comm. AS                         Norway            NOK          165,0         20%          20%           30,3
TV Mobile Pte Ltd.                              Singapore            SGD           40,0         20%          20%           33,8
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                      72,5
------------------------------------------------------------------------------------------------------------------------------------

18. LONG-TERM CONTRACTS

Revenues on long-term contracts are recognized using the percentage of completion method. The table below gives an overview for ongoing projects for the Nera Group as of 31 December 2001 and 2000. Revenues are not recorded before the contract reaches a certain degree of accomplishment, based on milestones in the contract.

--------------------------------------------------------------------------------
                                                          2001(1)        2000
--------------------------------------------------------------------------------
                                                             (IN NOK MILLION)
--------------------------------------------------------------------------------
Gross contractual value                                   2 043,2       2 325,0
Accumulated revenues                                      1 607,1       1 486,8
Accumulated costs                                       (1 445,7)     (1 378,4)
Accumulated net profit in % of accumulated                  10,0%          7,3%
revenues
--------------------------------------------------------------------------------

(1)  Includes accumulated figures for ongoing projects in Nera
     Telecommunications Ltd., Singapore.

19. PENSIONS AND PENSION LIABILITIES

The parent company, Nera ASA, and its Norwegian subsidiaries have pension plans that give the employees the right to defined pension benefits in the future. As of 31 December 2001 there were 1,314 participants in the pension plan financed through an insurance company, including 255 persons from the parent company (including retired persons) and 1,059 from Nera's Norwegian subsidiaries. In addition, there were 92 participants, some of which opted for early retirement, included in the pension plan, which is financed solely by the Company's operating activities. The company's governmental special early retirement plan
(AFP) is a part of the uncovered schemes. All pension plans in the Company are considered defined benefit plans.

--------------------------------------------------------------------------------
SPECIFICATION OF THE PENSION COSTS                          2001    2000   1999
--------------------------------------------------------------------------------
                                                              (IN NOK MILLION)
--------------------------------------------------------------------------------
Costs according to the benefit plans:
Service costs                                               14,2    12,1   11,1
Interest costs                                              20,3    18,0   13,7
Expected return on plan assets                             (15,2)  (13,9)  (9,9)
Net amortization                                             3,8     2,6    2,5
Sale of business                                               -    (1,9)
PENSION COSTS EXCLUDING EMPL. SOCIAL SECURITY TAX           23,1    16,9   17,4
Social security tax                                          3,2     2,4    2,4
--------------------------------------------------------------------------------
PENSION COSTS                                               26,3    19,3   19,8

BENEFIT OBLIGATIONS AND FUNDING OF THE PLAN:

                                                             2001      2000
--------------------------------------------------------------------------------
INSURANCE COVERED SCHEMES
--------------------------------------------------------------------------------
Actuarial present value of accrued benefit obligation      (230,6)   (197,5)
Projected compensation increases etc.                       (50,6)    (44,2)
PROJECTED BENEFIT OBLIGATION (PBO)                         (281,2)   (241,7)
Plan assets at fair value                                   222,0     195,3
PLAN ASSETS IN EXCESS OF (LESS THAN) PBO                    (59,2)    (46,4)
Unrecognized (gain) loss etc                                 83,0      57,8
TOTAL                                                        23,8      11,4
Accrued social security tax                                   3,3       1,6
--------------------------------------------------------------------------------
PREPAID PENSION (ACCRUED PENSIONS)                           27,1      13,0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
UNCOVERED SCHEMES AND AFP (1)
--------------------------------------------------------------------------------
Actuarial present value of accrued benefit obligation       (49,9)    (44,7)
Projected compensation increases etc.                       (10,0)     (8,5)
PROJECTED BENEFIT OBLIGATION (PBO)                          (59,9)    (53,2)
Unrecognized (gain) loss etc                                 28,6      26,7
TOTAL                                                       (31,3)    (26,5)
Accrued social security tax                                  (5,0)     (3,8)
--------------------------------------------------------------------------------
PREPAID PENSION (ACCRUED PENSIONS)                          (36,3)    (30,3)
--------------------------------------------------------------------------------

ASSUMPTIONS USED:                                           2001      2000
--------------------------------------------------------------------------------
Expected return on plan assets                               7,5%      7,5%
Discount rate                                                7,0%      7,0%
Rate of increase in compensation                             3,5%      3,5%
Rate of increase in social security base level               2,5%      2,5%
(G-regulation)
Rate of increase in pensions                                 2,5%      2,5%
Estimated rate of employee participation in AFP             50,0%     50,0%
--------------------------------------------------------------------------------

(1) Governmental special pension scheme

During 2001, Nera has undertaken changes in the assumptions related to the disablement tariff, which is basis for the calculations.


20.  FINANCIAL MARKET RISK

The Group has financial instruments related to its daily operations, such as trade receivables and trade creditors. Project funding is under certain circumstances utilized on large sales contracts, after provisions for bad debt in 2001, net book value at 31 December 2001 is NOK 119.7 million. A USD 21.0 million loan from a financial institution is attained for funding purpose (see note 28). Nera had two employees' convertible bonds outstanding at the beginning of the year, while both matured during the year (see note 28). To reduce currency risk on trade receivables and trade creditors and to balance the amounts related to future sale and purchases, the Company uses financial derivatives like forward exchange contracts and currency swaps.

CURRENCY RISK

The Group has production facilities in Norway, Great Britain, Brazil and USA and an international sale and marketing organization with offices in a range of countries. Due to international operations, Nera is exposed to currency fluctuations. At year-end 2001 the main currency exchange rate exposure was related to Norwegian kroner versus US dollars, British pounds, Euro and Australian dollars. The Company utilizes currency swaps and currency forwards to reduce currency risk exposure inherent in the Company's ordinary operations.

The table below specifies, listed by purchase and sales contracts, the Company's contractual commitments converted to Norwegian kroner as of 31 December 2001:

                                    SALES CONTRACTS        PURCHASE CONTRACTS
--------------------------------------------------------------------------------
CURRENCY        MATURITY/         FACE      UNREALIZED     FACE     UNREALIZED
             SETTLEMENT DATE     VALUE      GAIN/(LOSS)    VALUE    GAIN/(LOSS)
--------------------------------------------------------------------------------
USD                2002          387,1         (0,8)       33,5        (0,2)
AUD                2002          171,2          5,5        57,2         0,2
GBP                2002           83,5         (0,6)
EUR                2002           66,6          0,5         0,1           -
SGD                2002                                     6,5
AED                2002            0,6            -
--------------------------------------------------------------------------------
TOTAL                            709,0          4,6        97,3        (0,1)
--------------------------------------------------------------------------------

The foreign currencies denominated contractual amounts are converted into Norwegian kroner based on the currency exchange rates prevailing at year end. The financial instruments mature mainly within 12 months, and the maturity dates coincide with the Company's best estimate for the corresponding foreign currency denominated cash flows that are hedged. Unrealized gain/(loss) reflects the amount the Company would receive or pay if the settlement was carried out as of 31 December 2001.

Trade receivables and trade creditors are translated at closing currency exchange rates. Unrealized gain or loss on foreign currency forwards designated as hedging contracts are netted against gain/loss on the hedged items. Currency risk in connection with project funding in US dollars is mainly reduced through the USD 21,0 million loan from a financial institution. Projects funding in British pounds/Euro are hedged through forward sale of pound/Euro.

INTEREST RATE RISK

Interest rate risk exposure is mainly related to long-term funding and project financing. Both project funding and loans from financial institutions denominated in US dollar have a variable interest rate restated with 3-6 months intervals. Projects funding in British pounds/Euro have a fixed interest rate.

21.  INVENTORIES

NOK 436.9 million of the Group's total inventory as of 31 December 2001 are valued using initial cost, while NOK 97.8 million are valued at fair value.

                                                  WIRELESS  HEADQUARTER-
                   TRANSMISSION       SATELLITE  BROADBAND    STAFF/(1)
                       NETWORKS  COMMUNICATIONS     ACCESS  ELIMINATIONS  TOTAL
--------------------------------------------------------------------------------
                                           (IN NOK MILLION)
--------------------------------------------------------------------------------
Raw materials             193,0            36,3        0,7       42,4     272,4
Work in progress          102,9               -          -       39,7     142,6
Finished goods             68,4            30,0        1,8       19,5     119,7
--------------------------------------------------------------------------------
TOTAL                     364,3            66,3        2,5      101,6     534,7
--------------------------------------------------------------------------------

(1) Nera Telecommunications Ltd., Singapore are consolidated from 1 December 2001 and the Company's inventory within Telecommunications is divided into the business segments, while inventories related to Contract Manufacturing and Information Technology are reported under Staff/Eliminations.

22.  TRADE RECEIVABLES

                                                              2001        2000
--------------------------------------------------------------------------------
                                                              (IN NOK MILLION)
--------------------------------------------------------------------------------
Trade receivables gross                                      821,0       813,0
Allowance for bad debts                                      (39,8)      (27,1)
Trade receivables due later than 12 months                     0,4           -
--------------------------------------------------------------------------------
TOTAL                                                        781,6       785,9
--------------------------------------------------------------------------------

The political risk is relatively high in certain countries where Nera is doing business. The international telecom industry is more and more concentrated around large groups of companies. Based on these facts, Nera is exposed to a concentration of credit risk.

23.  CASH AND CASH EQUIVALENTS

Group: Cash and cash equivalents for the Group as of 31 December 2001 consist of NOK 899.5 million in cash and bank deposits. The Nera Group has no equivalents in restricted bank deposits. The tax withholding liabilities as of 31 December 2001 are secured by bank guarantees totaling NOK 33.8 million. This amount is included in "other guarantees" in note 32. Unutilized credit facilities as of 31 December 2001 was NOK 72.4 million by way of bank overdraft facility.

24.  OTHER CURRENT RECEIVABLES

                                                              2001      2000
--------------------------------------------------------------------------------
                                                             (IN NOK MILLION)
--------------------------------------------------------------------------------
Short-term receivables and prepaid expenses                  142,1     149,9
Short-term receivables and prepaid expenses, Nera                -         -
Group
Prepayments to suppliers                                       2,3       7,3
Other receivables due later than 12 months                     1,8      16,5
Other short-term receivables                                   6,3       1,3
--------------------------------------------------------------------------------
TOTAL                                                        152,5     175,0
--------------------------------------------------------------------------------

25.  RELATED PARTY TRANSACTIONS

                                                                                                            TRADE           TRADE
                                               OPERATING REVENUES            OPERATING COSTS           RECEIVABLES       PAYABLES
ASSOCIATED COMPANIES (20-50%):                  2001   2000  1999           2001  2000  1999             31.12.01        31.12.01
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Com.                        -      -     -              -     -     -                  -
Co Ltd
Neratelk AS                                     27,1   19,6  16,4              -     -   0,0                6,3
Nera Telecommunications Ltd.,                  280,9   99,1  22,5           80,0  37,8  15,4                  -
Singapore
TV Mobile Pte Ltd                                1,8      -     -            1,7     -     -               31,7
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                          309,8  118,7  38,9           81,7  37,8  15,4               38,0
------------------------------------------------------------------------------------------------------------------------------------

As of 28 November 2001 Nera ASA increased its portion of shares in Nera Telecommunications Ltd., Singapore, and from that date on the company changed from an associated company to a subsidiary. Information about transactions (sales and purchases) with the Company for the first 11 months are included in the related party transaction figures.

26.  CHANGES IN SHAREHOLDERS' EQUITY

                                                            SHARE
                                      SHARE   TREASURY     PREMIUM      PAID-IN        OTHER      RETAINED      MINORITY    TOTAL
                                    CAPITAL     STOCK      RESERVE      CAPITAL       EQUITY      EARNINGS      INTEREST   EQUITY
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (IN NOK MILLION)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
BALANCE 1 JANUARY 2001                246,4     (0,6)      1 363,6       1609,4        367,6        367,6                 1 977,0
------------------------------------------------------------------------------------------------------------------------------------
Net income                                -        -        (102,9)      (102,9)      (267,7)      (267,7)          3,7    (366,9)
Capital increase                        0,7        -           4,5          5,2                                       -       5,2
Additional treasury stock                 -     (1,9)            -         (1,9)       (24,9)       (24,9)            -     (26,8)
Minority interest at
acquisition                               -        -             -            -            -            -         153,3     153,3
Translation differences                   -        -             -            -        (13,7)       (13,7)            -     (13,7)
------------------------------------------------------------------------------------------------------------------------------------
CHANGE IN EQUITY 2001                   0,7     (1,9)        (98,4)       (99,6)      (306,3)      (306,3)        157,0    (248,9)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE 31 DECEMBER 2001              247,1     (2,5)      1 265,2       1509,8         61,3         61,3         157,0   1 728,1
------------------------------------------------------------------------------------------------------------------------------------

27.  SHARE CAPITAL AND INFORMATION TO SHAREHOLDERS

SHARE CAPITAL: The share capital of Nera ASA as of 31 December 2001 consists of one single class of shares with a total of 123,529,371 shares. The face value of NOK 2 per share gives a total share capital of NOK 247,058,742. Each share entitles the owner to equal rights in the Company, and existing shareholders have priority to subscribe in prospective share issues. Development in the share capital from 1 January 2001 to 31 December 2001:


------------------------------------------------------------------------------------------------------------------------------------
                                                        CHANGE IN             FACE VALUE PER        TOTAL SHARE         NUMBER OF
   MONTH                    TYPE OF CHANGE         SHARE CAPITAL (NOK)          SHARE (NOK)           CAPITAL            SHARES
------------------------------------------------------------------------------------------------------------------------------------
January 1                   Status                                                   2              246 380 742        123 190 371
May                         Private placing              678 000                     2              247 058 742        123 529 371

EQUITY ISSUE: On 2 May 2000, the General Meeting of Nera gave the Board of Directors authority to increase the equity to NOK 19,339,300 through one or more equity issues in connection with mergers, acquisitions or other company formation related transactions. Existing shareholders have yielded priority to subscribe according to this proxy which is valid in 24 months from the date of the Extraordinary General Meeting. As of 21 March 2002 the Company has not utilized this proxy.

TREASURY STOCK: During 2001, Nera's balance of own shares has increased with 965,000 shares, to a compensation value of NOK 26,796,173. The new balance of treasury stocks is now 1,274,600. The shares are bought in accordance with authority given by the General Meeting. The stocks can be used in relation to acquisitions, transaction where compensation is rendered through treasury stock, sale to employees in connection with incentive programs/option programs or transaction with the stock market where Nera is quoted. The Board of Directors will during the General Meeting on 23 May 2002, adjust for authority to acquire own shares, limited to 1.7 million shares, in the period between 23 May 2002 to 23 November 2003.

INCENTIVE PROGRAM: The current option programs include options issues in 2000 and 2001, with a total limit of 4.6 million shares and embrace both key personnel and other employees in Norway. Subscription rates for these options are fixed and similar to the average closing price, respectively 10 days before and 10 days after 10 February 2000 and 23 February 2001, on the Nera share at Oslo Stock Exchange. The strike price will increase by 1% per month until the option is exercised. Based on this, the strike price will be NOK 52,45 and NOK 50,30 per share March 1, 2002 and March 1, 2003. The strike price at the expiration of the options will be NOK 62.69 and NOK 60.10 per share 30 March 2004 and 30 March 2005. The exercise of the options has to be undertaken from 1 March 2002 and 2003, respectively, to 30 March 2004 and 2005, respectively.

SHAREHOLDERS: The largest shareholders in Nera ASA, together with shareholders and potential shareholding in the Company by senior management and members of the Board of Directors, including shareholding/potential shareholding through closely related parties, were as follows as of 31 December 2001:

SHAREHOLDER                          NO OF SHARES   OWNERSHIP     NAME                    NO. OF SHARES     OPTIONS
-------------------------------------------------------------     -------------------------------------------------
Folketrygdfondet                       13 122 600       10,6%     BOARD OF DIRECTORS:
Orkla ASA                              12 807 463       10,4%     Johan Fr. Odfjell             110 318
Storebrand Livsforsi AS                 4 617 391        3,7%     Kari Ole Broberg
Skandinaviska Enskilda Banken           4 018 552        3,3%     Ole Petter Hakonsen
Vital Forsikring ASA                    2 656 538        2,2%     Kjell Ole Ingebro                 125       1 000
Odin Norge                              2 589 600        2,1%     Birger Magnus
Odin Norden                             2 043 200        1,7%     Gregers Mogensen
Gjensidige Nor Spare                    1 828 506        1,5%     Marcel Petie                      339       1 000
State Street Bank & Client Omn.         1 684 566        1,4%     Jan Stenberg
Verdipapirfondet SKA                    1 502 070        1,2%     Jestein Soreide                   250       1 500
KLP Forsikring Aksje                    1 472 900        1,2%
Nera ASA                                1 274 600        1,0%     EXECUTIVE COMMITTEE:
Verdipapirfondet AVA                    1 161 135        0,9%     Bjorn Ove Skjeie               90 225     213 000
Tine Pensjonskasse                      1 025 000        0,8%     Terje Ask-Henriksen            25 900     135 000
Hafslund Invest AS                      1 000 000        0,8%     Einar J. Eriksen               25 000     138 000
Vicama AS                                 974 400        0,8%     Gro Hatleskog                              48 000
Sparebankenes Sikringsfond                895 618        0,7%     Stig-Are Mogstad                  125     108 000
Terra Aksjefond Norge                     821 400        0,7%     Bjorn Olafsson                 10 000
Postbanken Aksjespar                      804 800        0,7%     Helge Skaar                               105 000
JP Morgan Chase Bank                      797 667        0,6%     Odd Bjorn Ur                   20 243     105 000
-------------------------------------------------------------     -------------------------------------------------
Total 20 largest shareholders          57 098 006       46,2%     TOTAL                         282 525     855 500
-------------------------------------------------------------     -------------------------------------------------
Other shareholders                     66 431 365       53,8%
-------------------------------------------------------------
TOTAL                                 123 529 371      100,0%
-------------------------------------------------------------


         As of 31 December 2001, 24,222 shares was owned by members of the Corporate Assembly. Partners and employees in Arthur Andersen & Co, the Company's auditor, and Ernst & Young after the merger effective May 2002 do not own shares in the Company.

28. CONVERTIBLE LOANS AND LIABILITY TO FINANCIAL INSTITUTIONS

SHORT-TERM LIABILITY TO FINANCIAL INSTITUTIONS: The entire loan from Nordic Investment Bank of USD 21.0 million, translated to current rate NOK 189.3 million, matures in March 2002.

CONVERTIBLE LOANS: In June 1996 and June 1997, Nera ASA offered NOK 50.0 million and NOK 35.6 million respectively in non-transferable bonds to all full time employees and apprentices of the Company and certain subsidiaries and Board members of Nera ASA, including the Executive Chairman and the executive officers of the Company. Balance due per 31 December 2001 was NOK 34.0 million and NOK
19.7 million respectively. The loans matured, without conversion, 1 July 2001.

29.  CUSTOMER ADVANCES AND BILLINGS IN EXCESS OF COSTS

                                     2001             2000
-----------------------------------------------------------
                                  (IN NOK MILLION)
-----------------------------------------------------------
Billings in excess of costs         204,3            227,8
Received customer advances           86,8            194,7
-----------------------------------------------------------
TOTAL                               291,1            422,5
-----------------------------------------------------------

30. OTHER CURRENT LIABILITIES


                                               2001          2000
------------------------------------------------------------------
                                                (IN NOK MILLION)
------------------------------------------------------------------
Accrued expenses                                88,9          56,9
Provisions for guarantees                       51,7          41,6
Accrued interest                                 2,3           6,0
Accrued agent commissions                        9,2          11,9
Current liabilities Nera Group                     -             -
Other current liabilities                      117,9          85,8
Provisions for restructuring costs(1)           57,6          10,0
Provisions for holiday pay, salary, etc.        60,4          54,9
------------------------------------------------------------------
TOTAL                                          388,0         267,1
------------------------------------------------------------------


(1) Restructuring and write-down are described in note 12.


31.  CONTINGENT LIABILITIES

                                         2001             2000
---------------------------------------------------------------
                                             (IN NOK MILLION)
---------------------------------------------------------------
Guarantees for contracts                 187,1            168,7
Other guarantees                         129,8            130,0
---------------------------------------------------------------
TOTAL                                    316,9            298,7
---------------------------------------------------------------

Companies in the Nera Group are jointly and severally liable for the established Group cash pooling/credit facility arrangement. Nera ASA's NOK 25,0 million guarantee in relation to this arrangement is included under "other guarantees." Both Nera ASA and the Group had a net deposit at year-end.

32. ACCOUNTING POLICY DIFFERENCES AND RECONCILIATION BETWEEN US GAAP/N GAAP

The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway (N. GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP).

Following is a summary of the adjustments under U.S. GAAP that would affect the Company's consolidated net income (loss) and shareholders' equity as of and for the years ended December 31, 1999, 2000 and 2001 together with a discussion of the principal differences between N. GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements.

YEAR ENDED DECEMBER 31                                    2001          2001         2000        1999
------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (GROUP)                    USD (1)          NOK          NOK         NOK
Amounts in million NOK, except per share amounts
NET INCOME (LOSS) AFTER MINORITY INTEREST REPORTED
UNDER NGAAP                                              -41,3        -370,7        136,3       207,6
------------------------------------------------------------------------------------------------------
US GAAP adjustments
   a) Financial instruments and hedging                    0,0           0,0          0,0        46,0
   b) Pensions                                            -0,4          -3,2         -2,2        -2,7
   c) Restructuring charges                                1,0           8,7          0,0         0,0
   d) Available for sale securities                        0,0           0,0          0,0       -29,6
   e) Goodwill                                             4,1          37,0        -36,6
   f) Capital lease                                        0,0           0,0          0,2         3,4
   g) Taxes                                               -1,3         -11,8         10,9       -36,0
------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) UNDER US GAAP                          -37,9        -340,0        108,6       188,7
------------------------------------------------------------------------------------------------------
Earnings (loss) per share                                -0,31         -2,77         0,97        1,96
Diluted earnings (loss) per share                        -0,31         -2,77         0,97        1,96
------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                            2001          2001         2000        1999
----------------------------------------------------------------------------------------------
AS OF DECEMBER 31                                               2001         2000        1999
----------------------------------------------------------------------------------------------
Reconciliation of Shareholder's equity
Amounts in million NOK
SHAREHOLDER'S EQUITY UNDER NGAAP                  192,6        1728,1       1977,0       969,5
----------------------------------------------------------------------------------------------
US GAAP adjustments:
   a) Financial instruments and hedging             0,0           0,0          0,0         0,0
   b) Pensions                                     -5,9         -52,6         -6,4        -5,6
   c) Restructuring charges                         1,0           8,7          0,0         0,0
   f) Capital lease                                 0,0           0,0         -0,9        -1,1
   e) Goodwill                                      0,0           0,4        -36,6         0,0
   h) Dividend                                      0,0           0,0         27,2        19,6
   g) Taxes                                        -0,2          -1,9         11,7         0,9
----------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY UNDER US GAAP                187,5        1682,7       1972,0       983,2
----------------------------------------------------------------------------------------------


(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2001 of $1.00 = NOK 8,9724

a) FINANCIAL INSTRUMENTS AND HEDGING: SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for Nera from the financial year 2001. The Company utilizes forward contracts, currency options and currency swaps in managing its exposure in foreign currency commitments of long-term sales contracts. Such foreign currency transactions are considered hedges of sales of these long-term contracts when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment. Gains and losses on foreign currency transactions identified as hedges are deferred until completion of the long-term contract being hedged.

The Company follows a policy of translating the foreign currency receivables as well as the forward contracts purchased in connection with a particular long-term contract using the average of the exchange rates received for all forward contracts purchased in connection with the particular long-term sales contract to which the respective receivables and forward contracts relate. Differences between amounts translated at the actual versus the average exchange rates received are deferred and recorded as other assets or liabilities until the related long-term sales contract is completed. To qualify as a hedge under SFAS 133, Nera's use of derivatives needs to meet certain documentation requirements etc. Nera has not treated the use of derivatives as hedging under USGAAP, because of the additional work related to the documentation and because the effect on net profit and equity over a long-term period will be immaterial. The difference between N GAAP and US GAAP in 2001 is immaterial.

            Contracts that do not hedge firm commitments

In 1998 and previous years a majority of the foreign exchange transactions did not qualify as hedges of firm commitments under U.S. GAAP. However, from the beginning of 1999 all transactions qualifying as hedges of firm commitments under Norwegian GAAP also qualified under U.S. GAAP in effect at that time. Consequently, the 1998 equity adjustment of NOK 46,0 million is reversed in 1999.

b) PENSIONS: In accordance with U.S. GAAP, the Company has implemented Statement of Financial Accounting Standards No. 87 (SFAS 87) as of January 1, 1989. The net differences between the Norwegian and U.S. GAAP net income and shareholders' equity related to pension accounting have been included in the reconciliation above.

The implementation of pension accounting is under US GAAP, SFAS 87, amortized over the estimated remaining average service period. Under N GAAP the effect has been charged directly to equity. In accordance with US GAAP the company has recorded an additional minimum liability , representing the excess of unfunded accumulated benefit obligation over the unrecorded accrued pension liability. A corresponding amount has been recognized as an intangible asset. Any additional minimum liability in excess of unrecognized prior service cost has been charged to equity (other comprehensive income) after tax.

c) RESTRUCTURING CHARGES: Nera has recognized restructuring expenses and write-down of assets in 2001 as part of a restructuring plan. Under US GAAP, EITF 94-3, certain criteria must be met to qualify as restructuring expenses. Not all of these criteria are required under N GAAP, among other, what information must be made public to employees no later than year and. Consequently, restructuring charges not meeting these specific criteria have been included in the reconciliation above.

d) AVAILABLE FOR SALE SECURITIES: U.S. accounting standard Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) requires certain debt and equity investments to be classified into one of three categories; trading securities, available-for-sale investments, and held-to-maturity. Investments classified in the trading and available-for-sale categories are carried at fair value, as defined, on the balance sheet. Unrealized gains and losses on trading securities must be recognized currently in the income statement, while unrealized gains and losses on available-for-sale securities are included as a separate component of equity. Under Norwegian GAAP, equity securities are usually carried at the lower of cost or market with changes in carrying value recorded in the income statement.

In accordance with Norwegian GAAP, the Company, in 1998, recorded an unrealized holding loss related to Kitron ASA and CapRock Communications at a total of NOK
29.608 in the Company's income statement. Under U.S. GAAP, this investment qualified as an available-for-sale security. Accordingly, all unrealized gains/losses would have been included as a separate component of equity and would not have been recorded in net income. During 1999, the Company sold its shares in Kitron ASA and CapRock Communications Corp with an original cost of respectively NOK 55.8 million and NOK 8,2 million for approximately NOK 29,8 million and NOK 6.0 million. The net loss is recognized as part of net income in 1999 under US GAAP.

e) GOODWILL: One of the acquisitions in 2000 did not qualify as purchase of a business under US GAAP. The part of the purchase price not being allocated to other identifiable assets is expensed as purchased R&D (NOK 36,6 million). The investment is in 2001 written down as part of the restructuring program in the N GAAP financial statements, hence the difference (NOK 36,6 million) is reversed in 2001. Goodwill related to acquisitions (Nera Telecommunications Ltd., Singapore, as disclosed in footnote 6 above) after June 30, 2001 is not amortized under US GAAP in accordance with FASB statement number 141/142. Amortization of goodwill totaling NOK 0,4 million is in the NGAAP income statement included in the line depreciations.

f) LEASING: U.S. GAAP requires the capitalization of leases in which substantially all of the risks and rewards of ownership are transferred to the lessee. A lease is capitalized if it meets any one of the four stated criteria in accordance with SFAS 13.

Accounting principles are similar, but less prescriptive, under Norwegian GAAP. The difference between N GAAP and US GAAP in 2001 is not material.

g) DEFERRED TAXES: Deferred tax is calculated based on the same principle under both US GAAP and N GAAP. Under U.S. GAAP and Norwegian GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognized. Deferred taxes are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Equity and net income is adjusted for the tax effects of differences between US GAAP and N GAAP above. Dividends have no tax effect. "Additional minimum liability", pensions, is recorded net after tax. Accordingly, these items are not included in deferred taxes above.

h) DIVIDEND PROPOSED: Under N GAAP, dividends are provided for in the fiscal year in which they are proposed by the Board of Directors. Under US GAAP, dividends are not accrued until approved and declared by the shareholders.

i) COMPREHENSIVE INCOME AND RECONCILIATION OF U.S. GAAP SHAREHOLDERS' EQUITY

The changes in shareholders' equity from December 31, 1998 through December 31, 2001 on a U.S. GAAP basis are summarized as follows:


(AMOUNTS IN NOK 1,000S)
--------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1998                      778,4
                                                             -------
Issuance of shares                                                 0
Employee convertible bonds                                         0
Marketable securities, unrealized holding loss                  29,6
Changes in minimum pension liability                          (10,4)
Dividends                                                          0
Translation adjustments                                        (3,1)
Net income                                                     188,7
                                                             -------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1999                      983,2
                                                             -------
Issuance of shares                                             935,9
Changes in minimum pension liability                             1,4
Dividends                                                      -19,6
Translation adjustments                                          3,5
Costs of shares issued                                         -41,8
Tax effect of shares issued                                     11,7
Net income                                                     108,6
Purchase of own shares                                         -10,9
                                                             -------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2000                      1,972
                                                             -------
Issuance of shares                                               5.2
Dividends                                                      -27.2
Changes in minimum pension liability                           -40,1
Translation adjustments                                        -13.7
Minority interest at acquisition                               153.3
Purchase of own shares                                         -26.8
Net income                                                    -340.5
                                                             -------
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2001                    1,682,7
                                                             -------

The Company's total comprehensive income (loss), in accordance with U.S. GAAP, would have been NOK 204,8 million, NOK 113,4 million and NOK (393,8) million in 1999, 2000, and 2001, respectively. The components of the Company's comprehensive income includes the Company's net income (loss) for the year under U.S. GAAP, the Company's translation adjustment, and the Company's unrealized holding gains (losses) on its available-for-sale securities and the Company's change in minimum pension liability in accordance with U.S. GAAP.

j) STOCK-BASED COMPENSATION /OPTIONS

Under Norwegian GAAP, no expense has been recorded for such compensation cost by the Company. Recognition of compensation expense based on fair value is the suggested approach, which is similar to SFAS No 123. As this computation of compensation cost is not required, the Company has not calculated any compensation expense under N. GAAP.

33. SUBSEQUENT EVENTS

         Effective March 27, 2002, Nera has sold some assets related to our Velocity 2000 broadband access product line developed in Dallas, U.S. to SR Telecom Inc. in Canada. This transaction follows a halting of further testing of Velocity products in late September 2001 and the related discontinuation of activities of our subsidiary NeraTel Inc. in Dallas as a result of continued adverse market conditions in the broadband market in the U.S. The gain on the sale of asserts were immaterial.

         Nera Finans AS, together with various other creditors, extended a loan to Telex Chile S.A. in connection with the sale of equipment. Nera's portion of the loan was USD 10 million. The loan provided for semi-annual interest payments with the principal due in June 2002. At December 31, 2001, the outstanding amount of the loan was approximately $9 million. Given our assessment of Telex Chile's financial situation and Telex Chile's perceived inability to repay our loan by its due date in June 2002, material parts of the loan were provided for in our financial statements with effect for the year ending December 31, 2001. In April 2002 we sold this loan to a third party at a substantial discount.

         As a consequence of write-down of equity in the Singapore-based company TVMobile, of which NeraTel holds 20 percent of the shares, NeraTel has announced a write-down of 6 million Singapore Dollars. The negative effect on the company's net financial income, and thus also for the Nera Group, will be approximately NOK 30 million. There is no cash effect of the write-down.

         ITEM 18. NOT APPLICABLE

         ITEM 19. EXHIBITS

Exhibit
Number            Description of Exhibit
8.1               List Of Subsidiaries

99.1              Assurances Letter

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            NERA ASA

                                            /s/  Bjorn Ove Skjeie
                                            -------------------------
                                            Name: Bjorn Ove Skjeie
                                            Title: President

Date: June 27, 2002

                                INDEX TO EXHIBITS

Exhibit
Number            Description of Exhibits
8.1               List Of Subsidiaries

99.1              Assurances Letter
