Form 20-F
period 2002-12-31
NERA ASA
filed 2003-06-27
CIK 946678

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

(Mark One)
   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

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

                                                  Yes [X]         No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                  Item 17 [X]     Item 18 [ ]

                                TABLE OF CONTENTS

PART I     ...................................................................................................    2
        ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................    2
        ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE..................................................    2
        ITEM 3.      KEY INFORMATION..........................................................................    2
        ITEM 4.      INFORMATION ON THE COMPANY...............................................................    9
        ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............................................   31
        ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................................   45
        ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................   53
        ITEM 8.      FINANCIAL INFORMATION....................................................................   53
        ITEM 9.      THE OFFER AND LISTING....................................................................   54
        ITEM 10.     ADDITIONAL INFORMATION...................................................................   55
        ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...............................   63
        ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...................................   66
PART II    ...................................................................................................   66
        ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........................................   66
        ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS...........   66
        ITEM 15.     [RESERVED]...............................................................................   67
        ITEM 16.     [RESERVED]...............................................................................   66
PART III   ...................................................................................................   67
        ITEM 17.     FINANCIAL STATEMENTS.....................................................................   67
        ITEM 18.     NOT APPLICABLE...........................................................................  103
        ITEM 19.     EXHIBITS.................................................................................  103

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

         A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data have been derived from our consolidated financial duplicative of statements, which have been audited by PriceWaterhouseCoopers, independent accounts through December 31, 1998, and by Arthur Andersen, independent accountants, for the years ended December 31, 1999, 2000 and 2001, and by Ernst & Young for the year ended December 31, 2002. Effective May 1, 2002, and subsequent to completion of the audit of our financial statements for the year ended December 31, 2001, Arthur Andersen and Ernst & Young in Norway merged their activities. Effective as of that date, Arthur Andersen in Norway became part of the international organization of Ernst & Young. You should read the selected consolidated financial data for each of the years presented in conjunction with, and they are qualified in their entirety by reference to, the selected consolidated financial statements, including the notes thereto, that are included in item 17 below. Nera Telecommunications Ltd. (known as NeraTel), our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1, 1999 and starting again on December 1, 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated in our financial statements. Due to the different accounting treatment of NeraTel during the periods presented, our results for these periods are not comparable. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

         Unless otherwise indicated, our consolidated financial data are stated on the basis of Norwegian GAAP, which varies in certain respects from U.S. GAAP. The differences between Norwegian GAAP and U.S. GAAP that are significant to our consolidated financial statements for 2000, 2001 and 2002 for the reconciliations of net income/loss and shareholders' equity from Norwegian GAAP to U.S. GAAP for 2001 and 2002 are explained in note 30 to the consolidated financial statements in Item 17 below.

                                                                           YEAR ENDED DECEMBER 31,
                                              1998(1)        1999           2000           2001           2002             2002
                                             --------      --------        -------        -------        -------       ----------
                                               NOK           NOK             NOK            NOK            NOK            U.S.$
                                                                                                                       (UNAUDITED)
                                                                             (IN MILLIONS)
OPERATING REVENUE
Sales.................................        3,034.7       2,765.7        2,549.8        2,893.3        2,444.8           352.4
Cost of materials.....................       -1,382.7      -1,068.0         -966.6       -1,411.1       -1,285.6          -185.3
Changes of inventory of work in
      Progress and finished goods.....           -4.4         -19.3          -37.3           54.8          -24.2            -3.5
Payroll expense.......................         -747.7        -657.3         -649.6         -722.8         -679.8           -98.0
Depreciation..........................          -71.2         -58.7          -66.9          -87.9          -83.5           -12.0
Other operating expense...............         -952.0        -786.0         -724.9         -894.4         -505.0           -72.8
Operating income (loss) before
     Restructuring gain and loss......         -123.3         176.4          104.5         -168.1         -133.3           -19.2
Restructuring gain and loss...........         -171.7         112.8             --         -264.0          -11.1            -1.6
Operating income (loss)...............         -295.1         289.2          104.5         -432.1         -144.4           -20.8
Net financial items...................          -94.3           7.6           88.8          -16.2          -17.8            -2.6
Income (loss) before taxes............         -389.4         296.8          193.3         -448.3         -162.2           -23.4
Income (loss) tax expense.............           63.3         -89.2          -57.0           81.3           33.7             4.9
Net income (loss).....................         -326.1         207.6          136.3         -367.0         -128.5           -18.5

Earnings per ordinary share (basic)...          -4.49          2.16           1.22          -3.02          -1.19           -0.17
Earnings per ordinary share (fully
  diluted)............................          -4.49          2.15           1.22          -3.02          -1.19           -0.17
Cash dividends declared per
     ordinary share...................            0.0           0.0           0.22             --             --              --

                                                                           YEAR ENDED DECEMBER 31,
                                              1998(1)        1999           2000            2001           2002            2002
                                             --------      --------        -------        -------        -------        ---------
                                               NOK           NOK             NOK            NOK            NOK             U.S.$
                                                                                                                        (UNAUDITED)
                                                                             (IN MILLIONS)
Approximate amounts in accordance
with US GAAP

Net income/loss.......................         -283.6         188.7          108.6         -340.0         -190.1           -27.3
Basic earnings per share..............          -3.90          1.96           0.97          -2.77          -1.56           -0.22
Diluted earnings per share............          -3.90          1.96           0.97          -2.77          -1.56           -0.22

SELECTED CONSOLIDATED
BALANCE SHEET DATA
Amounts in accordance with
Norwegian GAAP

Cash and cash equivalents.............          232.7         481.5        1,320.3          899.5          795.8           114.7
Short term receivables................        1,331.3       1,038.4        1,171.7        1,156.8          803.9           115.9
Short term investments................           34.4           2.3             --             --             --              --
Inventories...........................          431.7         309.3          269.1          534.7          382.9            55.2
Long term receivables and others......          192.1         271.3          396.1          219.9          161.5            23.3
Intangible assets.....................           70.3          28.8          141.4          137.2          216.6            31.2
Property, plant and equipment, net....          212.5         141.2          178.6          268.1          199.1            28.7
Total assets..........................        2,505.0       2,272.8        3,477.2        3,216.2        2,559.8           369.0

Current liabilities...................        1,092.4         968.3        1,198.8        1,386.3          855.2           123.3
Long-term liabilities.................          627.3         335.0          301.4          101.8           92.0            13.3
Shareholders equity...................          785.3         969.5        1,977.0        1,728.1        1,612.6           232.4
Total liabilities and shareholders'
  equity..............................        2,505.0       2,272.8        3,477.2        3,216.2        2,559.8           369.0

Approximate amount in accordance with
US GAAP

Shareholders' equity..................        778.372         983.2        1,972.0        1,525.7        1,262.9           182.0

--------------------
(1) The financial statements for the year ended December 31, 1998 were restated in 1999 as a result of the requirements of the Norwegian Accounting Act of 1998 and include deferred tax assets that were not recognized previously.

                  We publish our consolidated financial statements in Norwegian krone. References herein to "U.S. dollars," "USD" and "$" are to U.S. dollars, and references to "Norwegian krone" and "NOK" are to the currency of the Kingdom of Norway. For the convenience of the reader, this annual report contains translations of certain Norwegian krone amounts into U.S. dollars at the rate of NOK 6.9375 = $1 ($0.1441 = NOK
         1), the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. On June XX, 2003, such rate was NOK X.XX = $1 ($0.1XX = NOK 1). These translations should not be construed as representations that the Norwegian krone amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. "Item 5. Operating and Financial Review and Prospects--Operating Results--Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" include a discussion of the effects of fluctuations in exchange rates on our financial results.

                  The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Norwegian krone against the U.S. dollar, based on the noon buying rate and expressed in Norwegian krone per U.S. dollar. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

YEAR ENDED DECEMBER 31                NORWEGIAN KRONE PER U.S. DOLLAR
----------------------       ---------------------------------------------
                             PERIOD-END       AVERAGE
CALENDAR YEAR                  RATE          RATE (1)       HIGH      LOW
-------------                ----------      --------
1998                           7.58            7.55         8.32      7.31
1999                           8.01            7.81         8.10      7.11
2000                           8.80            8.81         9.56      7.93
2001                           8.97            9.00         9.45      8.54
2002                           6.95            8.00         9.14      6.97
2003(until June 26)            7.25            7.03         7.49      6.60

         The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

                                                  NORWEGIAN KRONE PER U.S. DOLLAR
                                           -----------------------------------------
                                           PERIOD-END
  MONTH                                       RATE            HIGH              LOW
  ------                                      ----            ----              ---
December 2002                                 6.95            7.31              6.54
January 2003                                  6.92            7.00              6.83
February 2003                                 7.22            7.20              6.91
March 2003                                    7.28            7.46              7.06
April 2003                                    7.04            7.32              7.00
MAY 2003                                      6.65            6.82              6.60
JUNE 2003(UNTIL JUNE 26)                      7.25            7.26              6.69

         On June 26, 2003, the noon buying rate of Norwegian krone per U.S. dollar was NOK 7.234 = $1.00.

         Fluctuations in the exchange rate between the Norwegian krone and the U.S. dollar will affect the U.S. dollar equivalent of the Norwegian krone price of the shares traded on the Oslo Stock Exchange and, as a result, may affect the market price, if any, of our American depositary shares in the United States which we voluntarily delisted from Nasdaq on May 30, 2002. For more information, please see "Item 9.C. --Markets." Such fluctuations will also affect the U.S. dollar amounts received by holders of American depositary shares on conversion by The Bank of New York, which is the depositary, of any cash dividends paid in Norwegian krone on the shares represented by the American depositary shares. Information regarding currency fluctuations is provided in "Item 5. Operating and Financial Review and Prospects--Operating Results--Currency Fluctuations."

         B        CAPITALIZATION AND INDEBTEDNESS

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

         Since 2001 there has been a significant downturn in economic conditions in the world generally, exacerbated by the September 11 terrorist attacks on the U.S., and in the telecommunications industry in particular. We have recognized that the global economic downturn was deeper and has lasted longer than we had previously expected and we expect that this condition will [not change] in the next one to two years. Many telecommunications companies have not achieved their financial and operating goals and have been unable to obtain additional financing to run their business and to acquire equipment from us and other providers. Accordingly, many of these companies are seeking to reduce the level of their expenditures and some have sought bankruptcy protection. The financial difficulties experienced by the telecommunications industry may diminish our ability to obtain additional capital and may require us to consider undertaking further restructurings to reduce costs in addition to the restructuring we already carried out in 2001 and 2002.

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

         The market for telecommunications equipment, in which we operate, is currently very volatile. This makes it difficult for us to predict future demand for our products. As a result of this volatility, some equipment manufacturers may have recently experienced periods of production overcapacity, oversupply, reduced prices or lower net sales. At the beginning of 2001, we responded to high demand for our products and overproduced, as it turned out during the second half of that year, which resulted in our having excess stock and experiencing downward pressure on prices for our products. We are now awaiting increase in the demand for our products. However, due to the market volatility it is difficult to predict the extent of changes in future demand and, therefore, we may be unable to respond accurately to such changes.

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

         The technology underlying our products is subject to significant and rapid changes. Because of the significant technological changes that have taken place in the telecommunications industry and those that may occur in the future, our business is dependent on whether we can design, develop, manufacture and market competitive products in a timely manner. As a result, our activities require significant expenditure on research and development, which has accounted for approximately 12% and 10% of our sales, not including grants from the Norwegian government, in 2001 and 2002. Any prolonged delay, technical impossibility of completion or substantial cost overruns in our research and development efforts could impair our ability to introduce new products, which could adversely affect our results of operations.

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

         WE ARE STILL DEPENDENT ON THE PRODUCTS WE PROVIDE TO USERS OF THE INMARSAT SYSTEMS WHICH IS A MATURE MARKET WITH LIMITED GROWTH.

         Our mobile satellite communications products are designed to operate in the INMARSAT systems, which currently offer the only global mobile satellite communications network in full operation. This market is mature and offers few opportunities for growth. We are in the process of developing user terminals for the next generation INMARSAT service, but we do not expect that sub-market to offer growth opportunities either. If we are unable to take advantage of the limited growth opportunities of this segment of our business, or if we are not successful in further development of our other business segments, our company will not experience substantial growth.

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

         WE MAY FACE DELAYS IN PAYMENTS ON LARGE CONTRACTS CAUSING US TO RESTRICT THE USE OF OUR FUNDS TO COVER OUR OPERATIONAL EXPENSES.

         From time to time, we enter into contracts with our customers that involve large purchase prices. The number of these contracts and the total revenue that they generate, as a percentage of our total contracts and of our total revenue, has decreased in two of the last three years but may increase again in the future. Any delays in payment under these contracts could adversely affect our cash flow positions and may, at that time, result in the need for additional borrowings to fund current operations. In addition, any delays in, or cost overruns relating to, our performance under these contracts may have adverse period-on-period earnings effects and result in the incurrence of contractual penalties.

         WE ARE DEPENDENT ON OUR SIGNIFICANT INTERNATIONAL OPERATIONS, WHICH FACE UNIQUE OBSTACLES AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Sales of products delivered to customers outside of Norway represented approximately 88.7% of our total sales in 2002 as compared to 90.1% of total sales in 2001. We made a substantial portion of our sales in Europe, Asia and America. Various international risks could negatively impact our international operations, which could have a material adverse effect on our revenues, access to capital and market position. Our international sales and manufacturing operations are subject to the risks normally associated with international operations, including:

             -    currency conversion risks and currency fluctuations,

             -    political instability, civil unrest and economic instability,

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

         As an international group, we are exposed to major exchange fluctuations between currencies. Changes in the relative strengths of different currencies affect our competitive positions and our revenues. Our foreign exchange policy is based on utilizing financial instruments to balance the difference between accounts receivable and liabilities in foreign currencies, however, no assurance can be given that this policy will ultimately be successful. "Item 5. Operating and Financial Review and Prospects--Operating Results" and "--Liquidity and Capital Resources" contains a description of the effect of currency fluctuations on our financial results.

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

         On April 1, 1998, we implemented a reorganization, pursuant to which we became a holding company, Nera ASA, with four operating subsidiaries: Nera Networks AS (comprising the transmission systems business area); Nera SatCom AS (comprising the satellite communications business area); Nera Electronics AS (comprising our production operations) and Nera Transmission Management Network AS. Our Norwegian subsidiaries in the dedicated communications business area (Contec, Infotema and Mobildata) remained independent subsidiaries and Datacomm, Electrical/CATV and cables, the other businesses in this area remained in our Southeast Asian operations. The 1998 reorganization was aimed at improving financial controls within, and providing stronger strategic focus for, each of those business areas. In December 1998, in line with our desire to focus on our core business, we sold our transmission management network business, which formerly provided integrated solutions for a wide range of telecommunications systems, to Protek Network Management Ltd. (UK) for cash.

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

         In 2002 we decided that further restructuring was necessary as the market conditions continued to be weak. As a result, we discontinued all production within Nera, Ltd., our unit in Great Britain. The related restructuring cost is described in Item 5-- Operating and Financial Review and Prospects and in Note 12 to the Financial Statements in item 17.

         In March 2003 Nera Telecommunications Ltd. (Singapore) terminated the joint venture with TVMobile PTE Ltd. and disposed of its entire investment in TVMobile comprising 8,000,000 ordinary shares of S$ 1.00 (NOK 4.15) each fully paid-up capital of TVMobile. The cash consideration of S$1,500,000 represented a capital gain of approx. NOK 6 million in the financial Statements of Nera in the first quarter of 2003.

         Management of Nera expects to continue addressing market conditions that remain weaker than its earlier estimates and to continue reducing product costs during the remainder of 2003 and 2004 by entering into more favorable purchase agreements and simplified technical solutions. Management has also announced that it will assess the production locations, the global sales structure and the level of development costs.

         B.       BUSINESS OVERVIEW

         INTRODUCTION

         We design, develop, manufacture, market and sell wireless telecommunications equipment and systems. We have organized our business into the following three segments:

             - TRANSMISSION NETWORKS - This business area provides radio link equipment and systems, antenna systems and turnkey telecommunications transmission networks in the 2GHz to 38GHz frequency and from the low capacity ranges (from two to 34 megabits per second also referred to as PDH) to the high capacity (from 34 to 620 megabits per second, also referred to as SDH) ranges. We sell primarily to original equipment manufacturers such as Ericsson, Lucent, Nokia and Nortel Networks and to public telecommunications providers and private network operators. We have been in this business since the early 1950s and we believe that we currently have an approximate market share of 5% of the world's radio link market, 1% of the PDH world market and approx. 15% of the SDH world market. Transmission networks accounted for 54.5% of sales in 2002, 76.8% in 2001 and 70.7% in 2000. As at December 31, 2002, transmission networks accounted for 48.6% of our backlog. Our transmission networks backlog has been substantially reduced in the course of 2002 as a result of a decline in sales in all of our markets except Asia.

             - SATELLITE COMMUNICATIONS - This business area provides satellite communication equipment to professionals and consumers for use on the seas as an alternative to terrestrial networks where those networks do not meet the requirements of the user and in remote locations where land-based wireless mobile communications are not available. We have been in this business since the early 1970s and are the market leader for microwave radio relay systems, mobile satellite terminals, and land earth stations used in the International Maritime Satellite Organization's global satellite communications system, generally referred to as INMARSAT. Satellite communications accounted for 25.2% of sales in 2002, 20.7% in 2001 and 27.8% in 2000. In 2002, satellite communications accounted for 24.4% of our backlog. During 2002, our satellite communications backlog has been stable.

             - WIRELESS BROADBAND ACCESS - We expanded into this business area in the first quarter of 2000 by acquiring a company that was developing the Velocity 2000 radio link equipment for point-to-multipoint wireless transmission, referred to as a local multipoint distribution systems, or LMDS. Due to current slowdown in the broadband market, we restructured our broadband operations by moving the satellite activities to Nera Broadband Satellite AS, our subsidiary. However, our goal remains to become a leading supplier of wireless terrestrial broadband access using our core expertise, radio technology. To date, this business area has not contributed materially to our sales (2.8%), and the reduction in our wireless activities resulted in restructuring charges in 2001. We expect the remainder of our terrestrial wireless broadband access operations to become part of our transmission networks business area in the future.

         In addition to these main three business segments, we also own a 50.18% interest in NeraTel, a public company in Singapore. NeraTel contributed 30.2% to our sales in 2002, of which 13.1% is reported under the business areas Transmission Networks and Satellite Communications described above. The remaining 17.1% is reported under NeraTel's Contract Manufacturing and IT-business as further described under "--NeraTel" below. We increased our ownership interest in NeraTel on November 28, 2001 and, as a result, NeraTel's sales of the month of December, 2001 were the only sales included in our income statement for the year 2001. Following a discussion of our strategy, we describe each of our three business areas, NeraTel, our suppliers, our customers, product warranty and service, backlog, sales, marketing and distribution, intellectual property, competition and the regulation we are subject to.

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

         Effective March 27, 2002, we sold some assets related to our Velocity 2000 broadband access product line developed in Dallas, U.S. to SR Telecom Inc. in Canada. This transaction follows a halting of further testing of Velocity products in late September 2001 and the related discontinuation of activities of our subsidiary NeraTel Inc. in Dallas as a result of continued adverse market conditions in the broadband market in the U.S.

         In April 2002 we implemented changes to our organizational structure to improve focus on our customers' needs and to better manage our market and product development, production and supply. Our operations are now divided into three regions, Europe/Middle East/Africa, Asia Pacific and Americas. The units covering these three operations are dedicated to our specific markets and customers, while contributing to our global activities. We also formed new operative units for Client Management/Product Portfolio, Supply Chain Management and Technology Management, which allows us to better coordinate our activities, exploit market opportunities through global customers and use research and development investments more efficiently. Nera's executive committee now comprises the chief executive officer, regional directors, unit directors, and directors of staff functions.

         We market our equipment and systems worldwide from our facilities in Norway and through our network of subsidiaries, sales offices, local agents and distributors. During 2002, we have experienced, and expect a continuation in, reduced demand for our products as compared to 2001. In 2002, sales of products delivered to customers outside of Norway represented approximately 88.7% of our total sales. Our important markets outside Norway include Asia (principally Philippines, Malaysia, Thailand and Singapore) with 35.3%, continental Europe (principally France, Italy, Poland, Russia, Sweden and Germany) with 20.4%, North America and South America with 22.0% and the United Kingdom, with 4.5% of sales.

         The markets in which we operate are characterized by deregulation and rapid technological change. The increasing convergence of information technology and telecommunications creates attractive growth opportunities for us based on the expertise and market knowledge we have built up over many years, provided the general economic environment is positive. Both the pace of technical change and the increased willingness of companies and individuals to make use of the opportunities technology offers are creating an increase in the demand for transmission capacity and efficient access to its use, although that increase is not as rapid as was once expected. While the telecommunications industry has experienced a slowdown internationally since 2001, this does not change our long-term view of this industry and the opportunities it presents to us.

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

[PHOTO OF TRANSMISSION NETWORKS]

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

[PHOTO OF NERA RADIO PRODUCTS]

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

         Revenues generated from the transmission networks business area were approximately NOK 1,343 million ($ 193 million) (54.9% of total sales) in 2002, NOK 2,222 million ($247 million) (76.8% of total sales) in 2001 and NOK 1,803 million ($205 million) (70.7% of total sales) in 2000.

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

         In response to the expected shift toward SDH products, we have developed SDH radios in frequency bands of 6, 7, 8, 11, 13, 15, 18, 23, 26 and 38 Ghz, marketed under the "CityLink" name. We have developed equipment in accordance with FCC (North American) standards and have obtained FCC approval for some of the frequencies used with this equipment. CityLink is now also marketed in a SONET version, the FCC equivalent to SDH. In June 2001, we have expanded the CityLink family of products to include products with 28 Mhz bandwidth, and we are now working on all versions of the new product family, third generation CityLink, expected to be completed by the second half of 2002. The new products are used in connection with the construction and increasing popularity in the Nordic countries and some other parts of Europe of new networks, such as GSM, General Packet Radio Service (wireless data communications at speeds up to 115 Kbps) and Universal Mobile Telecommunications System (third generation mobile telephony standard in Europe, or 3-G). These products are based on the most modern SDH/SONET microwave radio for wireless infrastructure. The new Nera CityLink also uses multiple modulation schemes, so that one can accommodate STM-1 or 155 Mbit in 28, 40 and 50/56 MHz channel plans, and is designed for access systems directly linked to the LAN networks. We plan to gradually replace the rest of the product range by new generations of equipment. SDH technology is also expected to be used for systems, which are currently built using PDH technology.

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

         Our largest customers for transmissions systems in terms of contract amount over the past three years have been NODECA (Norway), NTL (Australia), Globe Telecom (Philippines), ETB (Columbia), IUSACELL (Mexico), and Ericsson (Morocco). In addition, we have an original equipment manufacturers agreement with Lucent Technologies, Nokia and Ericsson for the supply of SDH microwave radio transmission systems for Lucent's transmission projects worldwide. We hope to be able to capitalize on a possible trend indicated by these system integrators toward outsourcing the responsibility of development of larger sections of mobile networks. The sale of radio links has roughly the same geographical spread as our total sales, but with a somewhat larger share in Latin America. For more information regarding our sales by geographical destination, please see "--Sales, marketing and distribution."

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

         We supply turnkey telecommunications transmission networks, principally to telecommunications providers and utilities in the Indian subcontinent, the Middle East, Southeast Asia, Latin America and Africa. Our two most important turnkey projects in 2002 were in the Philippines and Jamaica.

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

         We manufacture our antenna systems with components from our suppliers. Power supplies, masts and installation materials are purchased from approved suppliers, usually local regional producers, by competitive tender. In 2002, our principal customers for antenna systems were the microwave radio products and antenna systems divisions of our transmission networks business area, Terra.com (Sweden) and FMV (Sweden).

         Future Prospects

         2002 was a weak year for telecom equipment vendors in general and for Nera's Transmission business as well. Partly, this was due to weak macroeconomic development (e.g. recession in Latin America). In addition, the large in debtedness of many large telecom operators worldwide - Europe and US operators in particular - contributed to a decline in telecom capital spending. The investment tightening was justified in view of the reduction in mobile subscriber growth that we witnessed during the year - and in view of the fact that the technology for next-generation mobile systems was not yet available. The mobile market growth has been the dominant factor behind telecom infrastructure market growth in the recent years. Some regions were less affected by the downturn in 2002. Parts of Eastern Europe experienced a strong growth in mobile subscribers - which contributed to continued growth in mobile infrastructure in this region. The same is true for parts of Asia-Pacific - primarily South East Asia.

         The liberalisation of the telecommunications market implemented in Europe and in the US in the 1990s is now under way in other regions. The traditional monopolists in a number of Asian and Middle Eastern countries are now facing competition. Consequently, we anticipate continued growth in the development of the infrastructure for telecommunications in certain areas, even though there is little evidence of a significant growth in the overall demand for our transmission products in the near future. We believe the transmission market is approaching a more stable period. However, due to many factors which influence new growth, not least macroeconomic factors, it is uncertain when growth will come and how strong it will be.

         SATELLITE COMMUNICATIONS

         We design, develop, manufacture, market and sell mobile satellite terminals (comprising marine and land mobile earth stations) and land earth stations for satellite communications networks, principally INMARSAT. We supply a full range of land earth stations and we are the supplier producing the widest range of terminals for the INMARSAT system.

[PHOTO OF MOBILE SATELLITE COMMUNICATION]

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

         We are also involved in continued developments within the INMARSAT system to provide lighter and smaller terminals for high-speed data transfer via mobile terminals. We have carried out research and a number of studies in this area and we believe that we are well positioned to become a supplier of this type of terminal. Our efforts in this area were recognized in April 2002, when we entered into an agreement with INMARSAT to develop terminals for the next generation INMARSAT satellite. The agreement contemplates our design, development and production of light weight and advanced high data rate terminals for the new INMARSAT Broadband Global Area Network, or BGAN. The new terminals are expected to meet users' need for ease of use and increased data capacity at speeds up to 422/110 kbit/s. We expect to launch the INMARSAT-4 satellites during 2004, and we anticipate that the BGAN network to be compatible with the earthbound UMTS/IMT-2000 (3G) networks currently being built. However, no assurances can be given that we will be able to develop or successfully launch these products.

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

         Our sales from satellite communications amounted to approximately NOK 617 million ($77 million) (25.2% of total sales) in 2002, NOK 599 million ($66 million) (20.7% of total sales) in 2001, and NOK 709 million ($81 million) (27.8% of total sales) in 2000. Satellite terminals and land earth stations represented approximately 70% and 30% of satellite communications sales in 2002.

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

[PHOTO OF EVOLUTION OF SATELLITE TERMINIALS]

         A satellite terminal is a compact transceiver of one or a few channels linking individual ships or land mobile users to the INMARSAT satellite communications network. Satellite terminals may be equipped with optional features such as voice encryption, facsimile, circuit mode data, high-speed data and credit card operation each of which permits the user to gain access to one of the INMARSAT systems. Size, weight and service capability are the most important design criteria for our satellite terminals. We market our satellite terminals in over 70 countries.

         The WorldPhone is our INMARSAT Mini-M satellite terminal. The WorldPhone utilizes the Mini-M systems spot-beam technology to target users operating mostly outside the range of terrestrial and cellular networks. We began commercial production of this product in early 1997 in response to orders for over 3,000 WorldPhones received by the end of 1996, and we sold approximately 4,000 units in 2002. While WorldPhone is a mature product for us, we expect it to remain part of our product offering also during 2003 and 2004. The WorldPhone Marine offers telecommunications via the Mini-M system that uses spot-beam technology to cover the major ocean regions. Based on INMARSAT registration data, we are one of the market leaders in terms of sales volume for INMARSAT Mini-M satellite terminals.

         Our INMARSAT B products include marine, fixed and portable applications for digital voice, data, facsimile and telex capabilities, such as the Marine Saturn Bm which powers communications between a ship and the outside world via INMARSAT B. Our INMARSAT B terminals offer bit rates of up to 16 kilobits per second (voice) and 64 kilobit per second (data). We commenced sales of INMARSAT B products in 1994.

         Our World Communicator is a terminal for the INMARSAT Global Area Network digital servicethat we have been selling since the second quarter of 2000. In 2002 we sold 2,040 units as compared to 1,770 units in 2001.

         Our INMARSAT M products include fixed applications for digital voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals, such as our Marine Saturn Mm, which provides comprehensive marine communications services for vessels not obliged to meet full International Maritime Organization, or IMO, carriage requirements via INMARSAT M.

         In 2002, the marine market accounted for approximately 43% of our satellite terminal sales. The owners of larger commercial vessels and navy fleets are our principal customers, for which we also supply, assemble and install complete ship-borne telecommunications systems.

         Land mobile and portable terminals accounted for approximately 44% of our total satellite terminal sales in 2002, as compared to approximately 52% of our total satellite terminal sales in 2001 and 75% in 2000. We sell land mobile terminals primarily to distributors in Europe and North America, for use in overseas areas with less developed telecommunications infrastructures or in areas experiencing natural or political emergencies, and in the states of the former Soviet Union. In the land mobile market, our principal customers are governmental organizations, U.N. organizations, news agencies and various aid and rescue organizations operating in developing countries.

         We outsource manufacturing of our satellite terminals to Flextronics as described more fully under "Suppliers and Manufacturing" , see page 24.

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

         To date, most of the satellite communications products and solutions developed by us have been designed for the INMARSAT system, currently the leading satellite-operator for global mobile personal communications systems. Since we delivered our first INMARSAT-A gateway in 1982, we have introduced successive product generations for the INMARSAT C, B, M, Mini-M and Aero systems. In 1999, we launched the INMARSAT M4 global area network gateways. Our sales of gateways were NOK 209 million ($26 million) in 2002, NOK 174 million ($19 million) in 2001 and NOK 237.6 million ($27 million) in 2000. INMARSAT has a total of 266 earth stations in its network globally. We sell our products to operators of land earth stations, or LES, and believe we are the biggest vendor of existing systems in the INMARSAT market with a global market share of slightly more than 50%. The INMARSAT network now serves 266 ocean regions, of which we have delivered systems for 172 ocean stations. For purposes of these numbers, we consider INMARSAT M and INMARSAT B as one system.

         During the past few years, there has been a further consolidation among LES operators in the INMARSAT market. Some of these operators have either moved their traffic to other LES sites or left the business and sold their customer base to other operators. As a consequence, several sites have been closed down. In spite of consolidation and its effects, we have increased the number of LES operators we do business with, and we expect a further increase for 2003.

         We have developed a generic satellite gateway architecture for which we are continually developing and improving building blocks for use in our gateway products. Through the last few years we have been working on adding building blocks targeted towards the systems where we currently see a market, primarily systems that offer fixed/mobile Internet protocol multimedia services, but also those offering narrowband handheld voice services. The building blocks are generic modules or subsystems, which are based on industry-standard development platforms, using industry-standard development tools and methods. Where we find that we can add value to our customers, state-of-the-art Satcom-specific technology is developed and integrated into the building blocks. All the building blocks incorporate solutions for redundancy, enabling us to design complete gateways with "no single point of failure." All the building blocks can be tied together by industry-standard interfaces. This approach enables us to offer anything from a complete turnkey system to any combination of subsystems tailored to the needs of the individual project. We can integrate both internally developed products and best-of-class components from third-party vendors, or take part as a subcontractor in somebody else's turnkey project.

         In supplying turnkey land earth stations, we obtain certain radio frequency equipment and antennas from outside suppliers located principally in the United States.

         Design and development of our gateways take place mainly at our facilities in Oslo, Norway while manufacturing is currently outsourced to Flextronics as described more fully under "Suppliers and Manufacturing" see page
24. Marketing, and distribution and sales is mostly geared towards direct sales to customers and to a lesser extent through other business areas. However, satellite terminals and satellite telephones are sold primarily through a worldwide third-party distribution network. The business is co-ordinated across our various subsidiaries and regional offices, which market and distribute the products. For more information regarding our sales by geographical destination, please see "--Sales, marketing and distribution."

         For information regarding our satellite broadband activities, please see "-Broadband Access" below.

         Future prospects

         The unstable geo-politic situation in most of the world has resulted in a better outlook for satellite communications markets especially during the last part of 2002 and into 2003. However, it remains uncertain whether this development will continue - and if so, for how long. Nera's recent success in the satellite communication area are not only attributable to better market conditions but also to sales of land-based and marine products that were introduced in early 2002. We believe that innovations toNera's land-based and maritime products position usfor changes in customer demand and increased competition.

         In the longer term, an important part of our satellite business will be to deliver terminals and upgrades of gateways within the INMARSAT market, including the high-speed data terminal World Communicator and more updated versions of the current INMARSAT products. We believe that the agreement we reached with INMARSAT in April 2002 for the development of BGAN terminals, which is described above, enhances our position as a major international supplier of satellite based communication solutions.

         It it our ambition to maintain and strengthen our position as the leading producer and supplier of satellite communications equipment within the INMARSAT system. This implies further emphasis on product innovation and product leadership within the maritime and land mobile markets, as well as the land earth station market.

         BROADBAND ACCESS

         The broadband access business area was organized in the first quarter of 2000 to benefit from the convergence of our experience in transmission networks and satellite communications, with the goal of competing in the market for fixed wireless access products. We expected that the wireless broadband concept would offer last mile solutions because radios often offer advantages which make them compete well with, or as supplement to, the fixed last mile alternatives time of deployment, ease of installation, cost of deployment, restitution of the equipment and scalable deployment. Telecommunications providers have built fiber optic or other networks for transmission of traffic, which are concentrated in areas where the number of connection points justifies the expense of installing fixed network. The distance between the network and the connection point in the customer's residence or place of business is referred to as the "last mile" and there are many different technologies available to make that last mile connection.

         Initially we concentrated our efforts within this area on our own products under the name Velocity 2000, a wireless local loop infrastructure which was acquired from Word Access in 2000, and the 40G LMDS product. Due to changes in the market conditions, further testing of the Velocity product was halted in September 2001 and we sold some of the Velocity assets in March 2002, while retaining the LMDS technology pending future use.

         In late 2001, following a revision of our expectations for the wireless broadband area, we divided our broadband activities bytransferring our satellite broadband activities to a separate subsidiary, called Nera Broadband Satellite AS incorporating the fixed wireless access activities into Nera Networks.

         Despite the temporary setbacks experienced in this area to date, we intend to continue to develop our core technology, know-how and solutions in preparation of becoming a player in the broadband access market. We aim to become a leading supplier of wireless terrestrial broadband access using our core expertise; radio technology. We believe we can offer cost-effective solutions that can be installed quickly in both rural and urban areas. We believe we can supply a competitive group of products particularly in areas where infrastructure is limited as our broadband products do not depend on existing infrastructure. During 2002 we have developed our core technology and know-how through a number of projects described below.

         Since 2001, we are participatingd in an LMDS project piloted in Svolvaer, Norway. The project's goal is to develop a quality broadband package based on our advanced and unique radio technology. Initial LMDS pilot tests were successful, and the project has continued in collaboration with Telenor, the Norwegian national telephone operator until the present.

         After signing the first agreement to develop a wireless broadband network for the municipal center Kyrksaeterora in Hemne, Norway, in the fall of 2001, we have won several contracts both nationally and internationally within this area. In the beginning of 2002, we agreed with BaneTele, a net work operator in Norway, to provide wireless broadband solutions to their customer-base, mainly the utility-companies in Norway. By mid 2003 we have delivered broadband wireless solutions to more than 50 projects in our home market. We have also established business within this area southern Europe and in South East Asia with installation in the Philippines, Indonesia and Malaysia, in Latin America and the Caribbean and intend to expand into Africa.All of these solutions are based on a combination point to multi point radio from OEM-partners and our own point to point access radio and network management system. We expect that about 50 per cent of our revenue within this area will come from our foreign operation in 2003.

         Nera Broadband Satellite AS, which continues the company's activities in the field of broadband via satellite were restructured in 2001. In 2002 we were narrowly focused on digital video broadband return channel system, known as DVB-RCS, technology. Within this business area we gained considerable knowledge in 2001 through the development of a digital video broadcast products and collaboration with Shinsat on the iPSTAR product. This product delivers data over satellite and Nera entered the project with a firm belief on an emerging market for this solution especially in Asia.

         At the end of 2002, Nera Broadband Satellite entered into a contract with ShinSat for the delivery of 18 gateways for inexpensive broadband services over the iPSTAR satellite system to Asia and the Pacific region. This is the largest contract ever entered into by Nera Broadband Satellite. The fact that Nera was selected for this contract consolidates our strong standing with regards to technology for broadband over satellite. We expect that our performance in this contract will lead to additional contracts in Asia. Nera Broadband Satellite also won several minor contracts for DVB-RCS terminals on the satellite market for broadcasting in 2002.

         FUTURE PROSPECTS

         In the years ahead, Nera Broadband Satellite expect to see interesting and challenging opportunities, as the commercial market for its products has slowly started to grow in 2003. Generally, the broadband market is becoming and increasingly important market segment for us, and we intend to further develop the wireless solutions to build a strong position in the wireless broadband marketplace.

         NERATEL

         In November 2001, we purchased additional shares in our Singapore subsidiary, NeraTel, to increase our ownership interest from 47.3% to 50.18%, for a total purchase price of NOK 32.6 million (US$3.6 million). At that time, NeraTel increased its involvement in our Asian business and began marketing our products in India, China, Bangladesh, Mongolia and Sri Lanka. To date, we have not yet seen significant results from that effort. NeraTel already served Singapore, Malaysia, Thailand, Indonesia, the Philippines, Vietnam, Brunei, Laos, Cambodia, Myanmar, Taiwan and Korea for us and will continue to do so. NeraTel is headquartered in Singapore, with its principal business address at 109 Defu Lane 10, Singapore 539225, telephone +65 281 3388.

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

     - CONTRACT MANUFACTURING -- this activity is operated by Nera Electronics, a subsidiary of Nera Tel and listed on the stock exchange. Nera Tel owns approximately 70 percent of Nera Electronics. The company's strategy is to offer customers a production capability for complex electronics in the low to medium-sized series. The company's customers include international companies within the health sector, telecommunications, measuring apparatus and optics. The company is in the process of qualification with several customers and is currently working on the completion of several prototypes. In 2002, the company established a sales office in the USA in order to expand its customer base, and plans similar offices in Europe and Asia in 2003.

         NERA FINANS AS

         Nera Finans AS was set up as a separate entity in March 1995 in order to handle our operational finance activities. In May 2002, we decided to centralize all activities performed by Nera Finans in Nera ASA treasury department in Bergen and therefore close its existing branch in Dublin. This change was effected through the merger of Nera Finans into Nera ASA in October 2002, with tax and accounting implications effective on January 1, 2002. This change has resulted in reduction of costs and increased coordination between our operations and financing activities.

         In addition to conducting our daily operational activities, Nera Finans has historically also been responsible for our sales support financing program, which provided some of our customers with credit through the financial markets in Norway and abroad, provided guarantees to other credit institutions or provided our direct participation in the form of leasing, loans, and, in some cases, by purchasing equity. During 2002, we did not provide for any material credit to new customers but limited our activity in this area to managing our existing financing programs. At December 31, 2002, Nera ASA had a total of approximately NOK 110 million ($15.9 million) in loans outstanding to customers in connection with the financing of various projects

         One loan to customers is individually large enough to merit a separate discussion. In October 1997, Nera Finans AS provided financing of $5.5 million to CNH Communications de Venezuela, or CNH, in connection with an order for radio link equipment for the purchase of such equipment. Through a series of transactions and events, including bankruptcy proceedings for CNH's parent in the United States, the nomal value on the loan is currently approximately $10 million. Nera has made provisions regarding this loan. Some of this amount is collateralized by the equipment we delivered. CNH, however, continues to encounter financial problems, primarily due to the political and economical situation in Venezuela. It is highly uncertain whether we will recover the amounts outstanding on our loan but we continue to actively monitor CNH's efforts to improve its financial situation and are working with CNH on alternative financing methods.

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

         CUSTOMERS

         From 2000 through 2002, our principal customers have included the Norwegian Defense Communications Agency (Norway), Ericsson (Poland, Mexico, Morocco and Brazil), Telefonos de Mexico (Mexico), IUSACELL (Mexico), Promon Electronica Ltda. (Brazil), Telenor (Norway), British Telecom PLC, Telcel (Venezuela), Lucent Technologies (Peru, India, Czech Republic and Saudi Arabia), NTL (Australia), Globe Telecom (Philippines), Datang (China), ITI (India), Microcell Links (United Kingdom), National Logistics Cell (Pakistan), Telecom Italia (Italy), Hong Kong Telecom (Hong Kong), Total Access Communications (Thailand), and Singapore Telecommunications Ltd. (Singapore). All of the Ericsson entities, taken together accounted for approx. 12% of all sales in 2001. No single customer accounted for 10% or more of our sales in 2002.

         PRODUCT WARRANTY AND SERVICE

         Although the terms of specific warranties vary, we typically warrant the performance of our goods for a period of one year following acceptance of such goods and/or two years following the shipment of such goods. We generally agree to perform all warranty work at our own expense, including parts, labor and miscellaneous cost, such as travel to the site of repairs, shipment of goods to us and insurance. When carrying out our contracts, we typically post a warranty bond, usually in the amount of 10% of the total value of a contract, at the time of provisional acceptance of goods by the customer. Once the customer has utilized the goods for one year, the customer takes final acceptance and the warranty bond is canceled. We generally guarantee that we will stock spare parts for the goods sold for periods ranging from five years through fifteen years, depending upon the specific terms of the particular contract. At the end of 2002, our reserve for warranty claims amounted to approximately NOK 36.7 million ($5.3 million).

         In addition, we issue bid and performance bonds in connection with many of our contracts, which may be called by customers in certain circumstances, such as where there is a major default in our performance of a contract. As of December 31, 2002, we had approximately NOK 119 million ($17 million) of bid and performance bonds outstanding. We have experienced no material losses to date in relation to any calling of performance bonds.

         BACKLOG

         The following table indicates the amount of unfilled customer orders for our products on December 31 of each of the years presented:

                   1998          1999         2000        2001        2002
                   ----          ----         ----        ----        ----
                                       (NOK IN MILLIONS)
Backlog.........  1,336           998        1,158       1,023         908

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

         During the first six months of 1998, the order backlog was reviewed and individual orders were removed or reduced with a total reduction of NOK 300 million. The sales of Nera transmission management network and power network communications also contributed to the reduction of backlog. The backlog figures through 1998, include an estimated amount of airtime billing sales for airtime billing services rendered, but not yet billed, as of the relevant date. Approximately NOK 113 million of estimated airtime billing sales are included in the backlog figure for December 31, 1998. The major reason for the decline in order backlog in 1999 was the result of the sale of a majority of NeraTel in Singapore and of the airtime billing business in the UK. As a consequence of these sales, the order backlogs of these entities were no longer included in our order backlog. The value of this order backlogs was approximately NOK350 million at the time each of these businesses were sold. In addition to this, there were fewer turnkey contracts registered as order backlog. The amount of our backlog as of any date does not otherwise reflect expected sales for any period. Our backlog increased during 2000 due to improved market conditions primarily for our transmission networks products and to a lesser extent for satellite communications products. Our backlog decreased during 2001 and 2002 due to the global economic slowdown in general, and its adverse effects on the telecommunications equipment market, in which we operate, in particular.

         We believe that approximately 85% of our backlog as of December 31, 2002 will be shipped during 2003.

         SALES, MARKETING AND DISTRIBUTION

         We have invested significant resources in order to expand our international market presence through the establishment of our own distribution network in regions where we have previously sold products through local agents. We have wholly or partially owned subsidiaries in Norway, the United Kingdom, Germany, Singapore, Hong Kong, Brazil, Colombia, Mexico, Venezuela, India, and the United States, and market our products in over 70 countries. We have sales offices, or representatives, in: Moscow, Russia; Warsaw, Poland; Jakarta, Indonesia; Islamabad and Lahore, Pakistan; Johannesburg, South Africa; Beijing, China; Hanoi, Vietnam; Madrid, Spain; Amman, Jordan; Manila, the Philippines; Bangkok, Thailand; Kuala Lumpur, Malaysia; Dubai; United Arab Emirates, Lucca, Italy and Buenos Aires, Argentina. In 1999 and 2000, we focused our marketing efforts on strengthening our subsidiaries in Latin America and our sales offices in Asia by increasing the number of sales engineers. During 2001, we opened new offices in Prague, the Czech Republic; Sydney, Australia; and Madrid, Spain. In 2002, we did not make any changes to our international market presence.

         The figures below show the geographical distribution of our orders received and sales in 2002.

                                   ORDERS RECEIVED FROM GEOGRAPHICAL      SALES BY GEOGRAPHICAL
                                          DESTINATION IN 2002              DESTINATION IN 2002
                                 -------------------------------------    ---------------------
                                               (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Asia......................           899                 35.7%               863          35.3%
Americas..................           545                 21.6%               538          22.0%
Rest of Europe............           442                 17.5%               498          20.4%
Norway....................           282                 11.2%               276          11.3%
United Kingdom............           197                  7.8%               110           4.5%
Oceania...................            41                  1.7%                55           2.2%
Africa....................           113                  4.5%               105           4.3%
   Total..................         2,519                  100%             2,445           100%
                                   -----                 ----              -----          ----

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

         Broadband access

         We intend to distribute our broadband access terrestrial products primarily though our network of subsidiaries and agents. For our broadband access satellite products, we intend to use distributors based primarily in Scandinavia, South-East Asia and Europe.

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

         We believe that the market for radio link systems (radio equipment with accompanying third-party equipment and services) amounts to around USD 30 billion. Worldwide, three suppliers are each believed to have approximately 10% of the market (Ericsson, Alcatel and Siemens), while five to eight suppliers, including us, are believed to have market shares of approximately 5% to 8%. The other players in the transmission market are each believed to have market shares of approximately 2%.

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

         Future prospects

         Due to the uncertainty surrounding the world economy and the telecommunications industry and related adverse effects on financial investments in this area, as well as overproduction in some sectors and pressure on prices of products similar to ours, we do not forecast any overall growth for our products in our markets during 2003. We had hoped to see a gradual increase in investments in the telecommunications sector resulting in part from the launch of the next generation mobile, or 3-G, designs but have not yet seen this increase. This is partly due to a perceived lack of consumer interest in 3-G products. We do not know when or if 3-G designs will have widespread acceptance. However, even if 3-G designs become more popular, negative growth rates in any of the national economies that we operate in may continue to affect us negatively along with other wireless infrastructure providers.

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

         C.       ORGANISATIONAL STRUCTURE

         The following is a list of the subsidiaries we consider significant to our business, including the country of formation and our direct and indirect proportion of ownership interest in each subsidiary:

                                                                                          % OF
DIRECT SUBSIDIARIES                            COUNTRY OF FORMATION                     OWNERSHIP
Nera WBA AS                                          Norway                                100
Nera Networks AS                                     Norway                                100
Nera Satcom AS                                       Norway                                100
Nera Telecommunications Ltd                          Singapore                           50.18
Nera Telecommunicaciones Latin-America SA            Venezuela                             100

                                                                                          % OF
INDIRECT SUBSIDIARIES                          COUNTRY OF FORMATION                     OWNERSHIP
Nera Networks Pty Ltd                                Australia                             100
Nera America Latina Ltda                             Brazil                                100
Nera America Latina Ltda Sucursal Colombia           Colombia                              100
Nera GmbH                                            Germany                               100
Nera Ltd                                             Great Britain                         100
Nera (HK) Ltd                                        Hong Kong                             100
PT Nera Indonesia                                    Indonesia                             100

Nera (India) Ltd                                     India                                 100
Nera Networks Srl                                    Italy                                 100
Nera de Mexico SA de CV                              Mexico                                100
Nera Infocom (M) Sdh Bhd                             Malaysia                              100
Nera (Malaysia) Sdn Bhd(1)                           Malaysia                               30
Nera Mechatronics AS                                 Norway                                100
Nera Broadband Satellite AS                          Norway                                100
Nera (Philippines) Inc.                              Philippines                           100
Nera Networks Polska Sp.z.o.o.                       Poland                                100
Nera Electronics Ltd                                 Singapore                              68
Nera (Thailand) Ltd                                  Thailand                              100
Nera Telecommunications (Taiwan) Co, Ltd             Taiwan                                100
Nera Americas Holding Inc.                           USA                                   100
Nera Americas Inc.                                   USA                                   100
Nera Networks Inc.                                   USA                                   100
Nera Telecommunications Inc.                         USA                                   100

---------------------
(1) Nera (Malaysia) Sdn Bhd is consolidated based on a shareholder agreement, that result in ownership of more than 50%.

         With respect to our operations in some countries in South America, there may be restrictions on our subsidiaries' ability to transfer funds to us. These restrictions may be in the form of taxation of dividends. Should these or similar restrictions limit our ability to receive funds from our subsidiaries, they would generally be able to extend the same funds to us in the form of loans.

         D.       PROPERTY, PLANTS AND EQUIPMENT

         As of December 31, 2002 we had production facilities in Bergen, Norway. This facility is leased by us and encompasses approximately 20,000 square meters of workshops for electronic, electrical and mechanical engineering and manufacturing. The following table gives the location and general character of the principal plants and properties that were owned or leased by us and our subsidiaries as of December 31, 2002:

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

Bergen, Norway(1)      Office space; production of satellite       Leasehold expires 2003(1)                4,000m(2)
                       terminals, land earth station equipment
                       and power systems telecommunications
                       equipment

Asker, Norway          Office space                                Leasehold expires 2008                   3,000m(2)

Luton, England         Office space                                Leasehold expires 2008                   2,800m(2)

Singapore(2)           Office space, warehouse, production         Leasehold expires 2012 with an           3,200m(2)
                       facilities                                  option for a further term of 30 years

-----------
(1) Since our lease is expiring, we have decided to exercise our option to purchase this 4,000 m2 building at Kokstadveien 25 for NOK 22.5 million plus an option premium in the amount of NOK 5 million. This acquisition will be effective on December 31, 2003.

(2)      Relates to our majority-owned subsidiary, NeraTel.

         In 2002, we paid an aggregate of NOK 42.5 million ($5.3 million) in periodic rental payments on our principal plants and properties. We believe our facilities are sufficient for our business activities.

         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         APPLICATION OF CRITICAL ACCOUNTING POLICIES

         Our consolidated financial statements are prepared in accordance with the Norwegian Accounting Act 1998 and Norwegian generally accepted accounting principles, and in addition are reconciled to accounting principles generally accepted in the United States. Below is a description of accounting policies, which we consider critical to the preparation, and understanding of our consolidated financial statements, including the accounting principles selected for the annual reporting of our US GAAP results. In addition, certain amounts included in or affecting our financial statements and related disclosure must be estimated, which requires us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Actual results may differ from these estimates under different assumptions or conditions. The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated financial statements. We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

         Revenue Recognition

         Approximately 20%, 25% and 25% of our revenues for the years ended December 31, 2002, 2001 and 2000, respectively were derived from projects involving the customization, installation and integration of complex telecommunications equipment. Many of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers, and thus our sales and margins may fluctuate depending on the proportion of our large turnkey projects. Revenues on long term contracts are recognized using the percentage of completion method of accounting. Additionally, income recognition on longer term contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. Project revenues include direct materials, wages, and other direct costs, together with indirect costs and portion of profit, which can be allocated to the project. For certain contracts, where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, we segment the contract and recognize revenue on each segmental portion individually. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

         Revenue from sale of goods is recognized net of discounts and recorded when shipped and/or services are performed and the risk of loss passed to the customer. This requires us to assess at point of delivery whether these criteria have been met. Upon making such assessment revenue is recognized.

         Allowances for doubtful accounts and obsolete inventory

         We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management specifically analyses accounts receivables and analyses historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If market and economic conditions are less favorable then those predicted by management additional allowance may be required.

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

         Impairment

         We have made investments in tangible assets, goodwill and other intangible assets, and other investments. These assets and companies are tested for impairment when circumstances trigger an impairment test. During 2001 and 2002, the market prices for telecom companies and assets have decreased significantly. In 2001 , we made substantial write-downs of tangible assets, goodwill and other intangible assets.

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

         The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on estimated recoverable amount, which is the higher of estimated discounted future cash flow and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

         If quoted market prices for an asset or a company are not available, or the quoted market prices cannot be regarded as fair market value due to low trading liquidity, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Estimating fair values of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management's assumptions may give rise to impairment losses in the relevant periods.

         Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for thosesubsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available.

         To assess impairment of property, plant and equipment and amortizing intangible assets for purposes of U.S. GAAP, we apply the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets as of January 1, 2002. Prior to 2002, we applied SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", to all long-lived assets, including goodwill. If we conclude that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. This did not result in any material differences from the result in accordance with Norwegian GAAP as December 31, 2002.

         As of January 1, 2002, for US GAAP reporting purposes, we adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result we have ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. Based on our review at January 1, 2002 upon transition and at December 31, 2002, no goodwill impairments were noted.

         Deferred tax assets, valuation allowances for deferred tax assets, and tax losses.

         Significant management judgment is required in determining our provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our analysis of realizability includes estimating taxable income in the jurisdictions in which we operate and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could adversely affect our financial position and results of operations. Our income taxes have been increased by valuation allowances mainly related to our foreign operations. Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposalof shares in subsidiaries and associated companies only if it is apparent that the difference will reverse in the foreseeable future.

         A.       OPERATING RESULTS

         We have restructured our operations significantly during the past six years, including during 2002. The effects of the most recent restructuring continue to be felt in 2002. These restructurings are described in "Item 4.A. History and Development of the Company" as well as below in this section.

         Prior to 2001, we grew significantly in response to market trends that increased worldwide demand for telecommunications equipment and infrastructure. This growth imposed a significant strain on our resources, particularly our financial resources, as we made substantial efforts and expenditures to increase sales to meet demand. Among other things, we invested significant resources in research and development in order to maintain our technological expertise and renew our product lines. Our research and development expenditures, not including grants from suppliers and governments, amounted to NOK 239.6 million, NOK 347 million, and NOK 286.7 million in 2002, 2001 and 2000. We expect that we will be required to maintain substantial amounts in research and development activities, even though our business has seen a significant drop in demand, so that we may maintain the competitiveness of our products.

         With respect to our operating results discussed below, please note that NeraTel, our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1999 and starting again in December 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated with our results. Due to the different accounting treatment of NeraTel, our results for the above periods are not comparable. It should be noted, however, that for 2001, the impact of NeraTel on our results is not material, given that only its December 2001 results are included in our results. For 2002, Nera Tel's results are included for the entire year. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

         The table below shows a number of income statement items as a percentage of sales for the periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                        2000             2001           2002
                                                        ------------------------------------
                                                         NOK             NOK            NOK
OPERATING EXPENSES AND OPERATING INCOME BEFORE
RESTRUCTURING AS A PERCENTAGE OF SALES:
Cost of materials.............................          37.9%            48.8%          52.6%
Changes in inventory of work in progress
     and finished goods.......................           1.5%            -1.9%           1.0%
Payroll expense...............................          25.5%            25.0%          27.8%
Depreciation..................................           2.6%             3.0%           3.4%
Other operating expense.......................          28.4%            30.9%          20.7%
Operating income (loss) before restructuring
     gain and loss............................           4.1%            -5.8%          -5.5%

The table below shows sales by product line for the periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                        2000             2001           2002
                                                       -----            -----          ------
                                                                    (NOK IN MILLION)
SALES BY BUSINESS AREA:
Transmission networks..........................        1,803            2,222          1,343
Satellite communications ......................          709              599            617
Broadband access...............................           16               47             69
Production.....................................           --               --             --
Dedicated communications.......................           --               --             --
Other operations...............................           22               25            416
                                                       -----            -----          -----
         Total.................................        2,550            2,893          2,445
                                                       =====            =====          =====

         The following table sets forth our sales by geographic destination for the periods indicated:

                                                               YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                       2000             2001            2002
                                                      ------           ------          ------
                                                                 (NOK IN MILLION)
SALES BY GEOGRAPHIC DESTINATION:
Norway.........................................          168              288             276
United Kingdom.................................          310              202             110
Rest of Europe.................................          711              559             498
Asia...........................................          463              671             863
North and South America .......................          668              814             538
Africa ........................................          180              190             105
Other (1)......................................           49              169             55
                                                       -----            -----           -----
         Total.................................        2,550            2,893           2,445
                                                       =====            =====           =====

------------------
(1) The category "Other" primarily includes New Zealand, Australia and other countries in Oceania.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2001

         Orders and Backlog. The total value of orders received was NOK 2,519 million in 2002, compared with NOK 2,277 million in 2001. The increase is due to the consolidation of order backlog for Nera Tel, Singapore. Orders for transmission networks products was NOK 1,243 million in 2002 compared with NOK 1,687 million in 2001, a decrease of 26.3%. Orders for satellite communications products was NOK 677 million in 2002, as compared to NOK 586 million in 2001, an increase of 15.5%.

         Backlog was NOK 908 million at the end of 2002, as compared with NOK 1,023 million at the end of 2001, a decrease of 11.2%. The decrease in order backlog in 2002 was primarily the result of the continued decline in the world economy in general and the telecommunications sector in particular.

         Sales. Our sales decreased to NOK 2,445 million in 2002 from NOK 2,893 million in 2001, a decrease of 15.5%, for the reasons described below.

         Sales within transmission networks decreased 39.6% in 2002 primarily due to the continued economic slowdown in general and the decline in the telecommunications sector in particular.

         Sales within satellite communications increased 3.0% in 2002 due to a slight decrease in the sale of WorldPhones and an increase in the sale of land earth stations. Approximately 6,000 WorldPhones were sold during 2002. In 2002, sales of land earth stations increased by approximately NOK 35 million mainly due to receiving more assignments to upgrade existing sites.

         Sales within wireless broadband access area increased from NOK 47 million to NOK 69 million as a result of increased activities by Nera Satellite Broadband, our subsidiary, and despite the closing of our operations in Dallas, U.S., and the sale of the Velocity line of products. .

         A comparison of geographic sales is set forth in the chart below:

GEOGRAPHICAL DESTINATION                        2001                                 2002
--------------------------------        ---------------------               --------------------
                                               (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
Norway..........................          288            9.9%                 276          11.3%
United Kingdom..................          202            7.0%                 110           4.5%
Rest of Europe..................          559           19.3%                 498          20.4%
Americas........................          814           28.2%                 538          22.0%
Africa..........................          190            6.6%                 105           4.3%
Asia............................          671           23.2%                 863          35.3%
Oceania.........................          169            5.8%                  55           2.2%
                                        -----           ----                -----          ----
Total...........................        2,893            100%               2,455           100%

         No single customer accounted for more than 10% of our sales in 2002. However, we work with various Ericsson companies worldwide, which are organized as separate legal entities. All of the Ericsson entities, taken together, accounted for approximately 12% of our sales in 2001.

         Cost of materials and changes in inventory of work in progress and finished goods. Cost of materials and changes in inventory of work in progress and finished goods was NOK 1,309.8 million in 2002, as compared to NOK 1,356.3 million in 2001, a decrease of 3.4%. As a percentage of sales, cost of materials and changes in inventory of work in progress and finished goods was 53.6% in 2002 and 46.9% in 2001. This increase is due to the fact that our cost of materials grew more significantly than our revenues in the past fiscal year, which is consistent with a trend of lower margins and price pressure observed in the telecommunications industry during 2002.

         Payroll expense. Payroll expense was NOK 679.6 million in 2002, as compared to NOK 722.8 million in 2001, a decrease of 5.9%. The decrease in payroll expense is primarily due a reduction in employees during 2002as a result of our restructuring. As a percentage of sales, payroll expense was 27.8% in 2002 and 25% in 2001.

         Depreciation. Depreciation was NOK 83.5 million in 2002, as compared to NOK 87.9 million in 2001, a decrease of 5.0%. This decrease was due to low new investments in fixed assets.

         Other operating expense. Other operating expense was NOK 505.0 million in 2002, as compared to NOK 894.4 million in 2001, a decrease of 43.5%, which is primarily due to a decrease in our research and development expenses. As a percentage of sales, other operating expense was 20.7% in 2002 and 30.9% in 2001.

         Operating income (loss) before restructuring gain and loss. Operating loss was NOK 133.3 million in 2002, as compared to operating loss of NOK 168.1 million in 2001. This decrease in loss before restructuring gain and loss is primarily due to the reasons provided above.

         Restructuring expenses and write-downs. Restructuring expenses and write-downs were NOK 11.1 million in 2002, as compared to NOK 264 million in 2001. The restructuring expenses and write-downs in 2002 are primarily due to our discontinuation of all production within Nera Ltd., our unit in Great Britain.

         The table below sets forth certain additional information relating to our restructurings, including the events that took place during 2002.

                                                BALANCE AT                                                        BALANCE AT
                                               DECEMBER 31,   PROVISIONS IN   WRITE-DOWN IN     APPLIED/DISBURS   DECEMBER 31,
                                                  2001            2002            2002           EMENT IN 2002        2002
------------------------------------------------------------------------------------------------------------------------------
                                                                        (NOK IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
Restructuring of Nera Ltd, UK(1)........           2.5             1.6            21.4                2.5             1.6
Restructuring of Nera Networks AS(2)....            --             7.7              --                 --             7.7
Closing of the Dallas office(3).........          39.2           (15.5)             --               23.7              --
Restructuring of the Boston office(4) ..           0.2              --              --                0.2              --
Restructuring of satellite operations(5)           8.7            (4.1)             --                2.6             2.0
Restructuring of wireless broadband
access operations(5) ...................           7.0              --              --                7.0              --
------------------------------------------
TOTAL                                             57.6           (10.3)           21.4               36.0            11.3
-----------------------------------------------------------------------------------------------------------------------------

-------------------

(1) During 1998, our board of directors and management prepared a plan for restructuring of our unit in the U.K., in order to reestablish profit within this unit through a focused strategy and changes in the product range. This restructuring involved dismissal of personnel, write-downs of fixed assets and stock. Total provisions for this restructuring were NOK 71.0 million in 1998. The restructuring plan was extended in 1999, and another NOK 37.8 million was expensed. By the end of 2001, all payments relating to this restructuring were completed. In 2002, we decided to discontinue all production in Nera Ltd, our production unit in Great Britain. All of the costs and provisions inclusive write-down of inventory that were made in 2002 are related to this restructuring.

(2) Due to changes in the market, parts of the business have been reorganized. The reorganization resulted in dismissals and early retirements. Provisions have been made for severance payments. All significant activities were completed in 2002.

(3) In 2001, we decided to terminate our presence in Dallas, U.S. Provisions for severance payments, purchase commitments and other commitments were undertaken. Fixed assets, goodwill and existing inventory have been written down to net realization value. All significant restructuring activities started in 2001 were completed in 2002.

(4) In 2001, we also decided to restructure our presence in Boston, U.S. Provisions for severance payments, purchase commitments and other commitments were undertaken. Fixed assets, goodwill and existing inventory have been written down to net realization value. All significant restructuring activities started in 2001 were completed in 2002.

(5) In 2001, due to changes in the market conditions, we have reorganized parts of our satellite unit and our wireless broadband access operations. This reorganization resulted in personnel dismissals. We made provisions for severance payments and made all related payments during 2002. We wrote down fixed assets and stock to net realization value in 2002.

         For more information relating to above restructuring, please see "Item 4.A. -- History and Development of the Company" and note 12 of our financial statements included in Item 17. See also note 30 to our financial statements regarding other current liabilities.

         Net Financial Items. Net financial items increased from a loss of NOK
16.2 million to a loss of NOK 17.8 million. This decrease was primarily due to losses taken on Nera Tel's write down of NOK 30.0 million on its joint venture with TVMobile.

         Operating income (loss). We had an operating loss of NOK 144.4 million in 2002, as compared to an operating loss of NOK 432.1 million in 2001, an increase of 66.6% primarily due to the continued decline in the telecommunications market and our ensuing restructuring and cost reduction efforts. Operating loss as a percentage of sales was 5.9% in 2002 and 15% in 2001.

         Income tax expense. We had an income tax credit of NOK 33.7 million in 2002, as compared to an income tax credit of NOK 81.3 million in 2001. The tax credit in 2002 is due to the fact that we had operating losses in 2002. Our effective tax rate was -20.8% in 2002 and -18.1% in 2001.

         Net income (loss). We had a net loss of NOK 128.5 million in 2002, as compared to a net loss of NOK 367 million in 2001, a decrease of 65% as a result of the factors discussed above. Net loss as a percentage of sales was 5.3% in 2002 and 12.7% in 2001.

         Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 190.1 million for 2002, and approximate net loss was NOK 340 million for 2001, compared with net loss under Norwegian GAAP of NOK 145 million for 2002 and net income of NOK 370.7 million for 2001. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the taxes gain on subsidiary equity transaction and pensions. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 17 below.

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

         A comparison of geographic sales is set forth in the chart below:

GEOGRAPHICAL DESTINATION                         2001                               2000
--------------------------------        ---------------------                -------------------
                                               (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
Norway..........................          288            9.9%                  168          6.6%
United Kingdom..................          202            7.0%                  310         12.2%
Rest of Europe..................          559           19.3%                  711         27.8%
Americas........................          814           28.2%                  668         26.2%
Africa..........................          190            6.6%                  180          7.1%
Asia............................          671           23.2%                  463         18.2%
Oceania.........................          169            5.8%                   49          1.9%
                                        -----           ----                 -----         ----
Total...........................        2,893            100%                2,550          100%

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

                                               BALANCE AT                                                       BALANCE AT
                                              DECEMBER 31,   PROVISIONS IN   WRITE-DOWN IN   APPLIED/DISBURS   DECEMBER 31,
                                                  2000           2001            2001         EMENT IN 2001        2001
---------------------------------------------------------------------------------------------------------------------------
                                                                        (NOK IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
Restructuring of Nera Ltd, UK(1)...........       6.0              --              --               3.5             2.5
Nera ASA(2)................................       4.0              --              --               4.0              --
Closing of the Dallas office(3)............        --            91.2           101.2             153.2            39.2
Restructuring of the Boston office(4) .....        --            31.3             7.3              38.4             0.2
Restructuring of satellite operations(5)...        --             8.7             0.7               0.7             8.7
Restructuring of wireless broadband
access operations(5) ......................        --             2.5            21.1              16.6             7.0
--------------------------------------------
TOTAL                                            10.0           133.7           130.3             216.4            57.6
-----------------------------------------------------------------------------------------------------------------------

----------------

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

         Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 340 million for 2001, and approximate net income was NOK
108.6 million for 2000, compared with net loss under Norwegian GAAP of NOK 370.7 million for 2001 and net income of NOK 136.3 million for 2000. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the accounting for goodwill, pensions, taxes and restructuring costs. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 17 below.

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

                                        NOK                            NOK                           NOK
  CURRENCY                   DEPRECIATION(APPRECIATION)    DEPRECIATION(APPRECIATION)     DEPRECIATION(APPRECIATION)
FLUCTUATIONS                    AGAINST THE USD (%)         AGAINST THE EURO IELU (%)        AGAINST THE SGD (%)
--------------------------------------------------------------------------------------------------------------------
1996-1998                              16.9                           10.9                          (1.2)
--------------------------------------------------------------------------------------------------------------------
1998-1999                               3.7                           (9.0)                          2.1
--------------------------------------------------------------------------------------------------------------------
1999-2000                              12.3                            2.4                          10.2
--------------------------------------------------------------------------------------------------------------------
2000-2001                               2.5                           (3.6)                         (1.0)
--------------------------------------------------------------------------------------------------------------------
2001-2002                              (5.3)                          (8.6)                         (6.5)
--------------------------------------------------------------------------------------------------------------------

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

         Our hedging activities are conducted on a centralized basis. We use foreign exchange contracts to hedge firm commitments. In addition, from time to time we purchase foreign currency option contracts to hedge expected, but not contracted for, foreign currency sales in connection with outstanding tender bids. The costs of currency option premiums historically have not been material to our operating results or liquidity. Although Norwegian GAAP permits the hedging of foreign currency sales which are reasonably assured, U.S. GAAP permits hedge accounting treatment only for instruments which hedge firm commitments. This accounting difference resulted in an increase of U.S. GAAP income of NOK 5.5 million in 2002,no difference between U.S. GAAP and Norwegian

GAAP for 2001 and no differences between U.S. GAAP and Norwegian GAAP for 2000, in each case before tax. For a discussion of our hedging activities, see note 20 to the consolidated financial statements included in Item 17 below.

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

         At December 31, 2002, we had forward contracts outstanding amounting in the aggregate NOK 649.6 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 2002 exchange rates). The amount of forward contracts at December 31, 2002 included forward contracts to buy and sell U.S. dollars, AUD (Australian dollars) euro and pound sterling totaling NOK 375 million, NOK 8 million, NOK 124 and NOK 141 million, respectively.

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

         B.       LIQUIDITY AND CAPITAL RESOURCES

         During the past three years, we have funded our working capital needs from our operating cash flows, with the exception of the $17.1 million in net proceeds stemming from the public offering of NeraElectronics on July 15, 2002, a $21 million loan from the Nordic Investment Bank, which we repaid in the first quarter of 2002, as well as small loans we may take out and repay from time to time in the ordinary course of our business. The ratio of our indebtedness to our revenues was 0.4% at December 31, 2002, 6.9% at December 31, 2001 and 9.8% at December 31, 2000. Other than loans we may have outstanding from time to time, we have commitments under performance guarantees we are required to give from time to time to our customers when we undertake big projects for them. At

December 31, 2002, we had NOK 119.0 million in performance guarantees outstanding, as compared to NOK 187.1 million in 2001. These performance guarantees are standard in the industry and represent approximately 15% of the contract's value. At the delivery date of the contract, the performance guarantee is cancelled, unless there are disputes about our performance. Historically, our performance guarantees have been cancelled in their totality. In addition to performance guarantees, we have also granted other guarantees. At December 31, 2002, we had NOK 120.5 million of other guarantees outstanding, as compared to NOK 129.8 million in 2001. These guarantees relate mainly to our sales support program, which is more fully described under "Item 4. B. Business Overview--Nera Finans" above, as well as to a standby credit facility, under which we have no borrowings.

         Our total cash was NOK 795.8 million and NOK 899.5 million as of December 31, 2002 and 2001. The decrease in cash was primarily due to repayment of a $ 21 million loan facility to Nordic Investment Bank in the first quarter of 2002. We have experienced fluctuations in cash balances in the course of 2002. Generally, we believe our current cash balances (even in the event our revenues decrease significantly in 2002 due to continued reduced levels of demand for our products), available borrowings from financial institutions, cash flows from operations, future share issuances, and our focus and introduction of various strategies aimed at improving the underlying profitability and cash flow generation of our business, both by increasing margins and cutting costs, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures going forward.

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

         Net cash provided by operating activities amounted to NOK 34.6 million in 2002, as compared with net cash used in operating activities of NOK 326.5 million in 2001. The increase in cash provided by operating activities in 2002 was primarily due to decreased inventories and trade receivables partly offset other working capital items as well as operating loss.

         Net cash provided by investing activities was NOK 57.2 million in 2002, as compared with NOK 7.0 million provided by investing activities in 2001. Cash used by investment activities was significantly lower in 2002 due to significantly lower capital expenditure.

         Capital expenditures amounted to NOK 61.4 million, NOK 129.1 million and NOK 105.8 million in 2002, 2001 and 2000, respectively.

         Of the 2002 total capital expenditures, NOK 51 million was used by transmission networks, NOK 4 million by satellite communications, and NOK 5 million by broadband access. The 2001 capital expenditures were funded principally by proceeds from the sale of shares in May of 2000.

         Of the 2001 total capital expenditures, NOK 82 million was used by transmission networks, NOK 8 million by satellite communications and NOK 31 million by broadband access. The 2001 capital expenditures were funded principally by proceeds from the sale of shares in May of 2000.

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

         Shareholders' equity was NOK 1,612.6 million at December 31, 2002, NOK 1,728.1 million at December 31, 2001 and NOK 1,977 million at December 31, 2000. Shareholders' equity on a U.S. GAAP basis was NOK

1,262.9 million at December 31, 2002 and NOK 1,527.7 million at December 31, 2001. The differences between Norwegian GAAP and U.S. GAAP amounts were due to a variety of factors, the most significant of which was taxes, gain on subsidiary equity transactions and pensions. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 30 to the consolidated financial statements included in Item 17 below.

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

         Our net research and development expenditures, excluding customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes, has accounted for approximately 9.8%, 11.9% and 11.2% of our sales in 2002, 2001 and 2000, respectively. We intend to maintain research and development expenditure of approximately 7% to 12% of our sales in order to maintain our technological expertise. We also concentrate our research and development spending on areas where we already possess substantial know-how and for which we believe there are markets internationally. We have financed our research and development activities primarily from internally generated funds, although some funding is obtained from customers and through grants from the Norwegian government. While grant funding, particularly from the Norwegian government, has been a significant source of product development funds in the past, it has been declining in the past few years amounting to NOK 8.1 million, NOK 13.1 million and NOK 13.5 million in 2002, 2001 and 2000, and we do not expect that grants will be a significant source of funding in the future.

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

                                                           YEAR ENDED DECEMBER 31,
                                                    2000             2001             2002
                                                   -----------------------------------------
                                                     (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Gross research and development(1).........         300.3            360.1             247.7
% of sales................................          11.8%            12.4%             10.1%
Net research and development(2)...........         286.7            347.0             239.6
% of sales................................          11.2%            12.0%              9.8%

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

         In 2002, total research and development expenditures in transmission networks amounted to approximately NOK 163 million, which represents approximately 12.1% of sales of the business area. In 2000, 2001 and 2002 substantial research and development expenditure was put into the development and completion of CityLink and the continued development of the SDH products.

         Satellite communications

         In 2002, research and development expenditure within the satellite communications business area focused on further development and introduction of the Nera World Communicator, the 64KB portable ISDN terminal for INMARSAT global area network M4 service, as well as the supply of the gateway structure, for this service. Substantial expenditure was also made in connection with the further development of products for the INMARSAT M4 and INMARSAT 3 systems, as well as development of new products for our Nera Broadband Satellite business.

         Net research and development expenditures amounted to NOK 44 million in 2002, which was equivalent to 7.1% of sales of this business area. In satellite communications there are approximately 80 people working in research and development.

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

         Broadband access

         In 2002, net research and development expenditure amounted to NOK 35 million. During 2002, research and development expenditure within the wireless broadband access business area focused mainly on broadband via satellite, including digital video broadband - return channel system, or DVB-RCS. This is a system whereby broadband signals and return signals are transmitted over satellite. DVB-RCS is an open European Telecommunications Standard Institute, or ETSI standard. Core competence from the satellite communications business area has been vital in this development.

         D.       TREND INFORMATION

         It is our long-term goal to make Nera a leading company within the wireless telecommunications business. In order to do so, we will continue to develop our existing business and at the same time look for strategic solutions with other infrastructure providers.

         We have pursued, and will continue to pursue, growth opportunities through internal development of existing business.

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

         Our articles of association provide that the board of directors shall have no fewer than five members or greater than nine members. Our board of directors currently has nine members. Under Norwegian law, one-third (and not less than two) of the directors are elected as employee representatives, if one-third of the members of the corporate assembly so demand. Currently, the board of directors has nine members, three of which are elected as employee representatives. In addition to reviewing and monitoring our business, the powers generally held by the board of directors include the preparation of our year-end accounts, the presentation of the accounts to the shareholders and the convening of shareholders' meetings.

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

         Overall control over our policy and management, however, is vested in the board of directors and not in the corporate assembly. Members of the corporate assembly are elected for a period of two years. No one may be elected or reelected to the corporate assembly once he or she reaches the age of 70. We believe there are no family relationships between any of the above officers or directors, nor are there any arrangements or understandings under which any of these officers or directors was elected to serve.

         The table below sets forth certain information regarding our directors and executive officers as of December 31, 2002:

                 NAME                              POSITION                           AGE
                 ----                              --------                           ---
Johan Fredrik Odfjell...............    Chairman of the Board                          54

Kari Broberg........................    Director                                       47

Gregers Mogensen....................    Director                                       56

Ole Petter Hakonsen.................    Director                                       63

Birger Magnus.......................    Director                                       48

Jostein Soreide.....................    Director (Employee Representative)             46

Kjell O. Ingebo.....................    Director (Employee Representative)             41

Jan Stenberg........................    Director                                       63

Marcel Petie........................    Director (Employee Representative)             46

Bjorn Ove Skjeie....................    President and Chief Executive Officer          51

Bjorn Olafsson......................    EVP Finance and Accounts                       44

Terje Ask-Henriksen.................    EVP Satellite Communications                   46

Oyvind Isaksen......................    EVP EMEA Region                                40

Samuel Ang..........................    EVP Asia Region                                48

Billy Cain..........................    EVP Americas Region                            47

Ove Bratsberg.......................    EVP Client Management and Product              42
                                        Portfolio

John Knudsen........................    EVP Supply Chain Management

Helge Skaar.........................    EVP Information and Public Affairs             47

                NAME                             POSITION                              AGE
                ----                             --------                              ---
Stig-Are Mogstad....................    EVP Technology Management                      38

Gro Hatleskog.......................    EVP Organization and Management                47

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

         JAN STENBERG (1939), SWEDEN

         Stenberg received a law degree from the Stockholm University in 1964. In 1967 he joined Ericsson, and in 1975 he was appointed General Counsel and Secretary of the board of directors of Ericsson. In 1981 he became Executive Vice President of the Ericsson Group and a member of the Group's Corporate Executive Committee. In 1982, Stenberg was appointed President of Ericsson Cables AB and Head of Business Area Cables. During 1985-

1990, he was Head of Business Area Public Telecommunications. In 1994 he joined the Scandinavian Airlines System as President and Chief Executive Officer, a position he held until 2001, when he joined our company.

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

         KJELL OLE INGEBO (1961), DRAMMEN

         Ingebo is an engineering graduate of the Kongsberg Ingeniprhoyskple and holds a BS degree in Information Technology from the University of Strathclyde (Scotland). He has been an employee of our group since 1983 and his professional experience includes hardware and software development and systems work on our earth stations. Since 1998 Ingebo has been a departmental manager for the responsible for the development of SatCom's earth stations. Ingebo was an employee representative on the corporate assembly from 1995-1999 and has been a member of the board since 1999.

         MARCEL PETIE (1956), BERGEN

         Petie is an engineering graduate of the College of Advanced Technology in Rotterdam, Holland. He has been an employee of our group's development department in Bergen since 1981. Petie was elected as an employee representative on the board in September 1999.

         JOSTEIN SOREIDE, (1956), BERGEN

         Spreide has been an employee of our group since 1981 and has been an employee representative on the Board since 1997.

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

         BJORN OLAFSSON (1958) - EXECUTIVE VICE PRESIDENT FINANCE AND ACCOUNTS

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

         TERJE ASK-HENRIKSEN (1956) - EXECUTIVE VICE PRESIDENT SATELLITE COMMUNICATION

         Ask-Henriksen is an engineering graduate of the Tinius Olsen Ingeniprhpyskole and a business economics graduate from the Norwegian School of Management. He also has post graduate qualifications in industrial marketing from the Norwegian School of Management and IMD in Lausanne. His previous employment includes Elopak AS, where he was Area Manager, Marketing Director and the Director responsible for production and sales in Norway. He has also been employed by Elcon Finans (Marketing Manager) Markem Ships, Industriservice AS and Unitor Ships Service. In October 1998, Ask-Henriksen was appointed managing director of Nera SatCom.

         OYVIND ISAKSEN (1963) - EXECUTIVE VICE PRESIDENT REGION EMEA

         Isaksen has a Dr. Scient degree in physics with the University of Bergen. He has earlier held positions as president in Roxar Flow Measurement and leading positions in i.a. ABB Research and Fluenta.

         SAMUEL ANG (1955) - EXECUTIVE VICE PRESIDENT REGION ASIA PASIFIC

         Ang is the CEO and President of Nera Tel, Singapore. He joined the company in 1979 and previously served as its managing Director, Vice President and General Manager. He was appointed as a director of the company and Nera Electronics Ltd., Singapore in 1996. He is responsible for the management and business strategies of the NeraTel Group.

         BILLY CAIN (1956) - EXECUTIVE VICE PRESIDENT REGION AMERICAS

         Qualified as a Telecommunications Engineer from the Royal Signals Military College and the University of Northumbria. Currently studying an MBA in Business Management with the Open University Business School through distance learning. After a ten year military career as a Telecomms Engineer, Cain joined Marconi where he held a variety of positions in sales, sales support and operations. Joined Nera in June 1996 as Operations Director of the Nera Ltd facility in the UK becoming General Manager of the Telecommunications Division one year later. Assumed responsibilities for North America in mid 2001 and became President of the Americas Region in April 2002.

         OVE BRATSBERG (1961) - EXECUTIVE VICE PRESIDENT CLIENT MANAGEMENT AND PRODUCT PORTFOLIO

         Ove Bratsberg is an Engineering Graduate of the Horten Ingenior Hogskole and Business Economic Graduate of the Norwegian School of Management. He also has a Post Graduate qualification in International Business Management from the Norwegian School of Management. Before joining Nera in 1994 Ove Bratsberg had various positions within ABB including sales and research & development management. Prior to taking up today's position Ove Bratsberg served as Vice President of Nera in Latin America.

         JOHN KNUDSEN (1961) - EXECUTIVE VICE PRESIDENT SUPPLY CHAIN MANAGEMENT

         Knudsen is an Electrical Engineer from Bergen College of Engineering and a Business Candidate from the Norwegian School of Management. Since 1987, Knudsen has held various and leading positions within the Nera Group, primarily within Research and Development and Operational Management as manufacturing and supply. Knudsen became Executive Vice President of Supply Chain Management in 2002.

         HELGE SKAAR (1955) - EXECUTIVE VICE PRESIDENT INFORMATION AND PUBLIC AFFAIRS

         Skaar is a graduate of the University of Bergen. Prior to 1995, he worked within corporate communications at Den norske Bank. Skaar has also worked for the Norwegian School of Economics and Business Administration and Haukeland Hospital. In 1995, Skaar joined us as head of corporate communications.

         STIG-ARE MOGSTAD (1964) - EXECUTIVE VICE PRESIDENT TECHNOLOGY
MANAGEMENT

         Mogstad is a computer science graduate of the University of Strathclyde. Since 1992, Mogstad has held various positions within the Nera group, primarily with research and development and management of various business units. Mogstad is a member of our executive committee and is responsible for research and development and information technology.

         GRO HATLESKOG (1956) - EXECUTIVE VICE PRESIDENT ORGANISATION AND MANAGEMENT

         Hatleskog is a graduate of the University of Bergen. Since 1991, Hatleskog has held various positions within Vesta Forsikring AS, including personnel director from 1995 to 2001. Hatleskog became executive vice president of human resources in 2001.

         B        COMPENSATION

         For the year ended December 31, 2002, the aggregate compensation (including salary, remuneration and pension benefits) paid or accrued by us for our directors and executive officers (20 individuals) was NOK 20.2 million. Salary and remuneration to the president in 2002 totaled NOK 2.3 million. Remuneration to the members of the board totaled NOK 1.2 million. Remuneration paid to the corporate assembly totaled NOK 0.3 million. For all employees or past employees including the three members of the board of directors nominated by the employees, we have pension schemes, which are administered by an independent management company, based on actuarial principles. For more information, please see note 10 to our consolidated financial statements included in Item 17.

         We operate a bonus scheme for executive officers providing for a maximum bonus of up to eight months' salary for our president, and six months' salary for other executive officers. The level of bonus actually paid is based on the attainment of specified financial and business measures established each year. For the fiscal year 2002, there will be bonus disbursements to some of our executive officers limited to NOK 1.5 million (exclusive NeraTel).

         Our chief executive officer and president, Mr. Skjeie, was granted 114,000, 99,000 and 81,000 options to purchase shares in 2000, 2001 and 2002, respectively. In addition, we entered into a bonus agreement with Mr. Skjeie, which connects his bonus arrangements to the trend in the trading price of our shares and other criteria relating to the development of our company. For the fiscal year 2002, there will be no bonus disbursement to the CEO. We and Mr. Skjeie have 12 months notice of resignation or termination, which is extended to 24 months if his position changes significantly, or if we merge with, or are acquired by, another company or investor. Mandatory retirement age is 60, with pension limited to 80% of Mr. Skjeie's salary at the time of retirement. We have entered into similar bonus agreements with other members of our executive committee, based on the individual range of responsibilities of such persons.

         Our executive officers take part in our pension scheme. As at December 31, 2002, NOK 9.3 million was accrued for future pensions of executive officers.

         On May 5, 1999 and on March 14, 2000 our shareholders approved a stock option plan for all of our permanent employees holding active positions with us at the time of the option exercise, including management. The plan has a total limit of 6.3 million shares and is subject to approval of the annual general meeting of stockholders. Options to purchase 2.4 million shares were issued in 2000 (the "2000 plan"), options to purchase 2.1 million shares were issued in 2001 (the "2001 plan"), and options to purchase 1.8 million shares were issued in 2002 (the "2002 plan") all at an exercise price equal to fair market value at the time of issuance. The subscription price equals the average closing price for our shares on the Oslo Stock Exchange, respectively, ten days prior to and ten days after February 10, 2000 for the options granted under the 2000 plan, ten days prior to and ten days after February 13, 2001 for the options granted under the 2001 plan and ten days prior to and ten days after February 18, 2002 for the options granted under the 2002 plan. The exercise price increases by 1% per month until the options are exercised for options issued in 2000 and 2001, and 0.5% per month for options issued in 2002. Thus, the exercise price for the options under the 2000 plan is NOK 52.45 on March 1, 2002 and NOK 62.69 on March 30, 2004 (to the extent options are not exercised on an earlier date). The exercise price for the options under the 2001 plan is NOK 50.30 on March 1, 2003 and NOK 60.10 on March 30, 2005 (to the extent options are not exercised on an earlier date). The exercise price for the options under the 2002 plan is NOK
19.22 on March 1, 2004 and NOK 21.36 on March 30, 2006 (to the extent options are not exercised on an earlier date). Options under the 2000 plan may be exercised from March 1, 2002 until March 30, 2004, options under the 2001 plan may be exercised from March 1, 2003 until March 30, 2005 and options under the 2002 plan may be exercised from March 1, 2004 until March 30, 2006.

         Under this plan, all permanent employees receive options to purchase 500 shares per year, while key personnel and management, about 40 persons in the aggregate, received approximately 3 million options to purchase shares. We believe that the exercise of all options provided for under this stock option plan are covered by our repurchase of our shares. At June 25, 2003, we held 1,627,901 of our own shares.

         C.       BOARD PRACTICES

         The terms of office for which the members of our board of directors serve are provided in subsection 6.A above.

         Our board of directors does not have any committees, as is customary in Norway.

         D.       EMPLOYEES

         At December 31, 2002, we had 1,669 employees, as compared to 1,820 employees at December 31, 2001. Our future performance will depend in part on our ability to attract and retain highly skilled employees.

EMPLOYEES PER BUSINESS AREA                           YEAR END
---------------------------                           --------
TRANSMISSION NETWORKS
Norway                                                    666
UK                                                         33
Brazil                                                     21
Colombia                                                   45
Venezuela                                                  36
Mexico                                                     26
Miami                                                       5
India                                                      16
Boston                                                     32
                                                       ------
TOTAL                                                     880

SATELLITE COMMUNICATIONS

Norway: Mobile SatCom                                     206
Germany                                                    22
Hong Kong                                                   3
                                                        -----
TOTAL                                                     231

BROADBAND

Norway                                                     72
Dallas                                                      0
                                                        -----
TOTAL                                                      72

NERA CORPORATE FUNCTION                                    47

NERATEL (SINGAPORE)                                       431

TOTAL                                                   1,669

         E.       SHARE OWNERSHIP

         The table below sets forth certain information as to the ownership of our ordinary shares and stock options by our directors and executive officers as of December 31, 2002 to the extent known to us:

                                        NAME                                             NUMBER OF
                                        ----                                              ORDINARY
                                                                                           SHARES              PERCENT
                                                                                         ---------             -------
BOARD OF DIRECTORS
Johan Fredrik Odfjell......................................................                410,318                  *
Kari Broberg...............................................................                     --                 --
Gregers Mogensen...........................................................                     --                 --
Ole Petter Hakonsen........................................................                     --                 --
Birger Magnus..............................................................                     --                 --
Jostein Soreide(1).........................................................                  1,750                  *
Kjell O. Ingebo(2) ........................................................                  1,625                  *
Jan Stenberg...............................................................                     --                 --
Marcel Petie(3)............................................................                  1,839                  *
                                                                                          --------
TOTAL                                                                                      415,532              0.336%

EXECUTIVE COMMITTEE
Bjorn Ove Skjeie(4)........................................................                432,225                  *
Bjorn Olafsson (5).........................................................                 51,748                  *
Terje Ask-Henriksen (6)....................................................                198,378                  *
Ove Bratsberg (7)                                                                          136,291
John Knudsen (8)                                                                           154,510
Helge Skaar (9)............................................................                128,500                  *
Stig-Are Mogstad (10)......................................................                145,510                  *
Gro Hatleskog (11).........................................................                 75,098                  *
Samuel Ang                                                                                  20,000
Oyvind Isaksen (12)                                                                         37,478
Billy Cain (13)                                                                            134,623
                                                                                          --------
TOTAL                                                                                     1514,361               0.83%

------------------

*        Owns less than one percent of outstanding ordinary shares.

(1) Includes 500 stock options granted under the 2000 plan, 500 stock options granted under the 2001 plan and 500 stock options granted under the 2002 plan. The terms of the 2000 plan, 2001 plan and the 2002 plan are described above.

(2) Includes 500 stock options granted under the 2000 plan, 500 stock options granted under the 2001 plan and 500 stock options granted under the 2002 plan.

(3) Includes 500 stock options granted under the 2000 plan, 500 stock options granted under the 2001 plan and 500 stock options granted under the 2002 plan.

(4) Includes 114,000 stock options granted under the 2000 plan, 99,000 stock options granted under the 2001 plan and 81,000 options granted under the 2002 plan.

(5) Includes 41,748 stock options, all of which are granted under the 2002 plan

(6) Includes 69,000 stock options granted under the 2000 plan, 66,000 stock options granted under the 2001 plan and 37,478 stock optins granted under the 2002 plan.

(7) Includes 42,000 stock options granted under the 2000 plan, 39,000 stock options granted under the 2001 plan and 35,166 stock options granted under the 2002 plan.

(8) Includes 42,000 stock options granted under the 2000 plan, 45,000 stock options granted under the 2001 plan and 37,385 stock options granted under the 2002 plan.

(9) Consists of 54,000 stock options granted under the 2000 plan, 51,000 stock options granted under the 2001 plan and 23,500 stock options granted under the 2002 plan.

(10) Includes 48,000 stock options granted under the 2000 plan, 60,000 stock options granted under the 2001 plan and 37,385 stock options granted under the 2002 plan.

(11) Consists of 48,000 stock options granted under the 2001 plan and 27,098 stock options granted under the 2002 plan.

(12) Consists of stock options, all of which are granted under the 2002 plan.

(13) Includes 42,000 stock options granted under the 2000 plan, 45,000 stock options granted under the 2001 plan and 37,498 stock options granted under the 2002 plan.

         Currently two third of the stock options granted under the 2000 plan, and one third of the stock options granted under the 2001 plan are excersiseable.

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         As far as is known to us, we are not directly or indirectly owned or controlled by another corporation, any government or by any natural or legal person(s) severally or jointly, and there are no arrangements the operation of which may result in a change in our control.

         The following table sets forth, as of June 16, 2003, (1) the ownership of our shares by each person or entity which, to our knowledge, owns of record or beneficially and has sole voting and investment power with respect to more than 5% of our shares, and (2) the beneficial ownership of all our directors and officers as a group. To our knowledge, our major shareholders do not have different voting rights.

                                        NAME                                          NUMBER        PERCENT
                                        ----                                          ------        -------
SHAREHOLDERS
Folketrygdfondet...........................................................         13,122,600       10.62%
Orkla ASA..................................................................         11,455,963        9.27%
                                                                                    ----------       -----
MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS
Directors and officers as a group (20 persons) ............................          1,627,657        0.51%
                                                                                                      ----
Total......................................................................         26,206,220        20.4%
                                                                                    ----------        ----

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

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

         ITEM 8.  FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

SALES BY GEOGRAPHICAL DESTINATIONS

AMOUNTS IN MILLIONS OF NOK              YEAR                           2001      FOURTH     2002      FOURTH    2001
GEOGRAPHICAL DESTINATIONS               2002                 YEAR      -----     QUARTER    -----    QUARTER    -----
-------------------------               -----     -----     -----      -----     -------    -----    -------    -----
Norway                                    276     11.3%       288       9.9%       101      16.5%       124     15.3%
United Kingdom                            110      4.5%       202       7.0%        36       5.9%        28      3.4%
Rest of Europe                            498     20.4%       559      19.3%       144      23.4%       179     22.1%
Americas                                  538     22.0%       815      28.2%       114      18.5%       183     22.6%
Africa                                    105      4.3%       190       6.6%        27       4.5%        15      1.8%
Asia                                      863     35.3%       672      23.2%       182      29.6%       266     33.0%
Oceania                                    55      2.2%       169       5.8%         9       1.6%        14      1.8%
                                        -----     ----      -----      ----        ---      ----        ---     ----
TOTAL                                   2,445      100%     2,893       100%       614       100%       807      100%
                                        =====     ====      =====      ====        ===      ====        ===     ====

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

         B.       SIGNIFICANT CHANGES

         No significant change has occurred since the date of the financial statements provided in Item 17 below, other than the sale of TVMobile PTE Ltd. described in item 17 disclosure 33 below.

         ITEM 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Not applicable.

         B.       PLAN OF DISTRIBUTION

         Not applicable.

         C.       MARKETS

         The principal trading market for our shares is the Oslo Stock Exchange, where they have been listed since January 1995 under the symbol NER. American depositary shares, or ADRs, each representing one ordinary share, traded on Nasdaq's National Market System under the symbol NERAY from June 28, 1995 until we voluntarily delisted the ADRs on May 30, 2002. Following that date and until the present time, our ADRs have been trading on the Other OTC Market under the symbol NERAY. Based on the information received from The Bank of New York, the depositary with respect to our American depositary shares, we believe that there are 387 U.S. holders of record who, in the aggregate, hold approximately 260,390 of our shares as of June 22, 2002. We intend to terminate the registration of our securities under the Securities Exchange Act soon after there are less than 300 US holders of record. Upon termination, we will no longer be required to file reports with the SEC.

         The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary shares on the Oslo Stock Exchange, as well as for the American depositary shares on Nasdaq and/or the Other OTC Market, as applicable.

                                         OSLO STOCK EXCHANGE                   NASDAQ AND/OR
                                                                           THE OTHER OTC MARKET
                                                                           (AFTER MAY 30, 2002)
                                         HIGH          LOW                   HIGH        LOW
                                         -----        -----                 -----       -----
                                              (IN NOK)                          (IN USD)
1999..........................           38.00        10.50                 4.750       1.375
2000..........................           65.00        32.50                 8.500       3.625
2001..........................           44.30        16.70                 5.000       1.750
2002..........................           21.90         4.90                 2.500       0.200

                                                                   NASDAQ AND/OR
                                                               THE OTHER OTC MARKET
                                      OSLO STOCK EXCHANGE      (AFTER MAY 30, 2002)
                                      HIGH           LOW     HIGH              LOW
                                      ----           ---     ----              ---
2001
First quarter.................       44.30          36.70    4.875            4.250
Second quarter................       36.20          30.00    4.100            3.160
Third quarter.................       29.40          20.00    3.300            2.255
Fourth quarter................       24.90          16.70    2.950            1.750

2002
First quarter.................       21.90          15.50    2.500            1.800
Second quarter................       18.00           7.20    2.240            0.250
Third quarter.................        9.80           4.90    1.300            0.200
Fourth quarter................       10.70           5.06    1.330            0.600

2003
December 2002.................       10.70           7.45    1.330            0.900
January 2003..................        8.76           7.55    1.150            0.900
February 2003.................        8.00           5.82    1.150            0.800
March 2003....................        6.84           5.40    0.820            0.750
April 2003....................        8.90           5.75    1.050            0.810
May 2003......................        9.70           7.86    1.180            1.050
June 2003 (until June 26).....       11.20           9.90    1.500            1.180

-------------

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

                           a)       Taxation of dispositions

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

                           b)       Transfer tax

         There is currently no Norwegian tax on the transfers of shares. Transfers of shares, however, may be subject to nominal registration fees.

                           c)       Inheritance tax

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

                           d)       Property taxes or similar taxes

         Norway does not levy any property tax or similar tax on shares. A U.S. holder of shares is not subject to Norwegian wealth tax with respect to such shares, unless the U.S. holder is an individual and his shareholding is effectively connected with a business carried out by the U.S. holder through a permanent establishment in Norway.

         UNITED STATES

         TAXATION OF DIVIDENDS

         Subject to the discussion under "--Passive Foreign Investment Company Rules," for United States federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be included in the gross income of a U.S. holder as dividend income on the day the distribution is actually or constructively received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADRs. These dividends will not be eligible for the dividends-received deduction generally allowed to domestic corporations. The amount of any dividend paid in Norwegian krone will be equal to the U.S. dollar value of the krone on the date of receipt by the U.S. holder, in the case of shares, or by the depositary, in the case of ADRs, regardless of whether the payment is converted into U.S. dollars. If the krone received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the krone amount equal to its U.S. dollar value on the date of receipt. Gain or loss, if any, recognized by a U.S. holder on the subsequent sale or disposition of the krone will generally be United States source ordinary income or loss.

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

         Taxation of dispositions

         Subject to the discussion under "--Passive Foreign Investment Company Rules," a U.S. holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis in the shares or ADRs. Such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for such shares or ADRs exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20%. For corporate U.S. holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. holders.

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

         The currencies that we were primarily exposed to before hedging at December 31, 2002 were the Norwegian krone versus the U. S. dollars, Euros and the pound sterling.

         The following table provides the Norwegian krone equivalents of the net foreign exchange contracts and currency swaps outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies from their levels at December 31, 2002, with all other variables (including interest rates) held constant. The resulting gains and losses are translated into Norwegian krone using the appropriate exchange rate at December 31, 2002. The instruments held by us are not leveraged and are held for purposes other than trading.

                                                                     Foreign exchange gain/(loss)
                                                                                 from
                                                                         10%             10%
                                        Foreign                    appreciation of  depreciation of
Forward contracts and currency         currency      Foreign         the foreign      the foreign
           swaps:                       bought    currency sold        currency         currency
-----------------------------          ------------------------------------------------------------
                                                        (in NOK millions)
United Arab Emirates dirham........       0.0          0.2            -0.02              0.02
Australian dollars.................       2.0          6.3             -0.4               0.4
Euro...............................      15.4        109.5             -9.3               9.3
Pounds Sterling                          41.4        101.9             -5.7               5.7
Japanese yen                              0.4          0.0             0.04             -0.04
Danish krona                              0.8          0.0             0.08             -0.08
U. S. dollar...................2004      24.2        391.2            -32.6              32.6
                                         ----        -----             ----              ----
         TOTAL                           84.2        609.1            -47.9              47.9

         In addition, please see note 21 to our consolidated financial statements included in Item 17.

         INTEREST RATE SENSITIVITY

         We are exposed to changes in interest rates primarily as a result of liquidity invested in short-term interest bearing instruments, primarily bank deposits with a consequently low risk to value. Some interest rate exposure is also related til project financing. Project financing in Pound Sterling has a fixed interest rate and project financing in US dollars has a variable interest rate with short time to maturity. The nature and amount of our bank deposits, long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. Due to the variable rates, our interest cost will fluctuate during the course of any financial year. We do not undertake any specific actions to cover our exposure to interest risk and we are not a party to any interest risk management transactions.

         Note 21 to the consolidated financial statements discusses the fair value of our financial instruments.

         NEW U.S. ACCOUNTING STANDARDS

         In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria:
(1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Nera will adopt EITF Issue 00-21on January 1, 2004.

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

         SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. We will adopt SFAS 143 effective January 1, 2003 and have not yet evaluated the effect upon adoption.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity," which allowed recognition of a liability for exit and disposal activities upon management's intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Nera will adopt this statement for exit or disposal activities initiated after January 1, 2003.

         In May 2003 the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has not evaluated what impact, if any, adoption of the Statement will have on the Group's consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." This Statement amends SFAS No. 123, "Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Standard are effective for fiscal years ending after December 15, 2002. Since Nera are en Item 17 filer no additional disclosures are necessary.

         In November 2002, FASB issued Interpretation (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies certain elements related to measurement and disclosure of guarantees, including product warranties. The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. Nera will determine the impact of (FIN) 45 and has reflected its findings in this Form 20-F during preparing the 2003 20 F filing.

         In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The company does not believe that the adoption of FIN 46 will have a material impact on the financial position, results of operations or cash flows of the Company.

         ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY
         SECURITIES

         Not applicable.

PART II

         ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

         Not applicable.

         ITEM 15.          CONTROLS AND PROCEDURES

         As of a date within 90 days of the filing date of this annual report (the "Evaluation Date"), an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective as of the Evaluation Date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

         In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and the chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

         ITEM 16.          [RESERVED]

PART III

         ITEM 17.          FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of Nera ASA and Subsidiaries

                                                                           Page
Report of Independent Auditors-
   Report of Ernst & Young AS for the fiscal year
   ended December 31, 2002, dated March 31, 2003                               F-2

   Report of Arthur Andersen & Co. for the fiscal years
   ended December 31, 2000 and 2001, dated March 20 and April 30, 2002         F-3

Consolidated Statements of Profit and Loss for the years
ended December 31, 2000, 2001 and 2002                                         F-4

Consolidated Balance Sheets as of December 31,
2001 and 2002                                                                  F-5

Consolidated Statements of Cash Flows for the
years ended December 31, 2000, 2001 and 2002                                   F-7

Consolidated Statements of Changes in Shareholders'
Equity for the years ended December 31, 2000, 2001 and 2002                    F-8

Notes to the Consolidated Financial Statements                          F-9 - F-34

                         REPORT OF INDEPENDENT AUDITORS

         THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NERA ASA

         We have audited the accompanying consolidated balance sheet of Nera ASA and subsidiaries as of December 31, 2002, and the related consolidated statements of profit and loss, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nera ASA and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 20 and April 20, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nera ASA and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Norway.

Accounting principles generally accepted in Norway vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated net loss of Nera ASA and subsidiaries for the year ended December 31, 2002, and of consolidated shareholders' equity as of December 31, 2002, to the extent summarized in Note 30 of the consolidated financial statements.

Ernst & Young AS

Bergen, Norway
March 31, 2003

    This report (i) is a copy of the accountants' report, dated March 20, and April 20, 2002, previously issued by Arthur Andersen & Co. for the financial statements of Nera ASA as of December 31, 1999, 2000 and 2001, and for the years then ended, (ii) has not been reissued by Arthur Andersen & Co. and (iii) is included herein pursuant to Rule 2.02(e) of Regulation S-X.

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

/S/ ARTHUR ANDERSEN
-------------------

ARTHUR ANDERSEN & CO
Bergen, Norway, March 20 and April 20, 2002

                            NERA ASA AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

-------------------------------------------------------------------------------------------------------------
(Amounts in NOK million except share data)                        Note        2002         2001        2000
-------------------------------------------------------------------------------------------------------------
Sales revenue                                                                2 438,5      2 880,6     2 539,1
Other operating revenues                                                         6,3         12,7        10,7
-------------------------------------------------------------------------------------------------------------
Operating revenue                                                   2,4      2 444,8      2 893,3     2 549,8
-------------------------------------------------------------------------------------------------------------
Changes in work in progress and finished goods                                 (24,2)        54,8       (37,3)
Cost of materials                                                           (1 285,6)    (1 411,1)     (966,6)
Payroll expense                                                      10       (679,8)      (722,8)     (649,6)
Depreciation                                                        5,6        (83,5)       (87,9)      (66,9)
Other operating expense                                          7,9,13       (505,0)      (894,4)     (724,9)
-------------------------------------------------------------------------------------------------------------
Operating costs                                                             (2 578,1)    (3 061,4)   (2 445,3)
-------------------------------------------------------------------------------------------------------------
Operating income (loss) before restructuring and writedowns                   (133,3)      (168,1)      104,5
-------------------------------------------------------------------------------------------------------------
Restructuring expenses and writedowns                                12        (11,1)      (264,0)          -
-------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                       (144,4)      (432,1)      104,5
-------------------------------------------------------------------------------------------------------------
Income (loss) from investments in associated companies               16        (23,8)        30,2        26,5
Financial income                                                     11         74,8        108,8       103,6
Financial expense                                                    11        (68,8)      (155,2)      (41,3)
-------------------------------------------------------------------------------------------------------------
Net financial items                                                            (17,8)       (16,2)       88,8
-------------------------------------------------------------------------------------------------------------
Income (loss) before tax                                                      (162,2)      (448,3)      193,3
-------------------------------------------------------------------------------------------------------------
Taxes                                                                14         33,7         81,3       (57,0)
-------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             (128,5)      (367,0)      136,3
-------------------------------------------------------------------------------------------------------------
Minority interest                                                              (16,5)        (3,7)
-------------------------------------------------------------------------------------------------------------
Net income (loss) after minority interests                                    (145,0)      (370,7)      136,3
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per share, primary (NOK)                             15        (1,19)       (3,02)       1,22
Earnings (loss) per share, diluted (NOK)                             15        (1,19)       (3,02)       1,22
-------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------
(Amounts in NOK million)                                    Note       December 31,
-------------------------------------------------------------------------------------
                                                                      2002      2001
-------------------------------------------------------------------------------------
ASSETS:
Deferred tax asset                                             14     174,0     113,5
IT software                                                     6      23,7
Goodwill                                                        6      18,9      23,7
-------------------------------------------------------------------------------------
Intangible fixed assets                                               216,6     137,2
-------------------------------------------------------------------------------------
Land, buildings and other property                              5      13,0      17,3
Machinery and plant                                             5      83,0     105,7
Fixtures and fittings, tools, office machinery, etc.            5     103,1     145,1
-------------------------------------------------------------------------------------
Property, plant and equipment                                         199,1     268,1
-------------------------------------------------------------------------------------

Investments in associates                                  16, 18      33,3      72,5
Investments in other shares                                    18       0,6       0,6
Prepaid pension costs                                          20      35,8      27,1
Other long-term receivables                                    21      91,8     119,7
-------------------------------------------------------------------------------------
Financial non-current assets                                          161,5     219,9
-------------------------------------------------------------------------------------
Non-current assets                                                    577,2     625,2
-------------------------------------------------------------------------------------
Raw materials                                                  22     161,6     272,4
Work in progress                                               22      88,3     142,6
Finished goods                                                 22     133,0     119,7
-------------------------------------------------------------------------------------
Inventories                                                           382,9     534,7
-------------------------------------------------------------------------------------
Trade receivables                                              23     518,6     781,6
Cost in excess of billings                                            202,8     222,7
Other short-term receivables                                   25      82,5     152,5
-------------------------------------------------------------------------------------
Debtors                                                               803,9   1 156,8
-------------------------------------------------------------------------------------
Cash and cash equivalents                                      19     795,8     899,5
-------------------------------------------------------------------------------------
Current assets                                                      1 982,6   2 591,0
-------------------------------------------------------------------------------------
ASSETS                                                              2 559,8   3 216,2
-------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (continued)

--------------------------------------------------------------------------------
(Amounts in NOK million)                            Note        December 31,
--------------------------------------------------------------------------------
                                                              2002       2001
--------------------------------------------------------------------------------
EQUITY AND LIABILITIES:
Share capital                                       27,30      247,1       247,1
Treasury stock                                      27,30       (3,3)       (2,5)
Share premium reserve                                  30    1 265,2     1 265,2
--------------------------------------------------------------------------------
Paid-in capital                                              1 509,0     1 509,8
--------------------------------------------------------------------------------
Other equity                                           30     (136,6)       61,3
--------------------------------------------------------------------------------
Retained earnings                                             (136,6)       61,3
--------------------------------------------------------------------------------
Minority interest                                      30      240,2       157,0
--------------------------------------------------------------------------------
Equity                                                       1 612,6     1 728,1
--------------------------------------------------------------------------------
Pension liabilities                                    20       41,8        36,3
Deferred tax                                           14        3,2         0,5
--------------------------------------------------------------------------------
Provisions for liabilities                                      45,0        36,8
--------------------------------------------------------------------------------
Liabilities to financial institutions                            4,3         8,4
Other non-current liabilities                           7       42,7        56,6
--------------------------------------------------------------------------------
Other non-current liabilities                                   47,0        65,0
Liabilities to financial institutions                            4,8       192,4
Trade creditors                                                313,2       427,3
Customer advances and billings in excess of cost       28      196,8       291,1
Tax payable                                            14       24,5        37,1
Public duties                                                     45        50,4
Dividends
Other short-term liabilities                        12,17      270,9       388,0
--------------------------------------------------------------------------------
Current liabilities                                            855,2     1 386,3
--------------------------------------------------------------------------------
Liabilities                                                    947,2     1 488,1
--------------------------------------------------------------------------------
EQUITY AND LIABILITIES                                       2 559,8     3 216,2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Contingent liabilities                                 29      239,5       316,9
--------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------
(Amounts in NOK million)                                                 2002       2001        2000
-----------------------------------------------------------------------------------------------------
Net income (loss)                                                       (128,5)    (367,0)      136,3
Ordinary depreciation                                                     83,5       87,9        66,9
Writedown of goodwill and financial non-current assets                       -      236,4           -
Gain (loss) on sales of property, plant and equipment                    (17,9)     (10,8)       12,9
Gain (loss) on sales of shares                                               -          -        (1,3)
Unrealized loss on shares                                                    -          -           -
Deferred taxes                                                           (89,9)    (102,8)       (0,1)
Provision for bad debts                                                   15,6       13,1         0,3
Net income from associated companies                                      23,8      (30,2)      (26,5)
Change in inventory                                                      151,8      (91,5)      (43,0)
Change in trade receivables                                              247,3      203,8      (193,6)
Change in costs in excess of billings                                       20      (18,3)      (89,5)
Change in customer advances and billings in excess of cost               (94,3)    (124,9)       81,9
Change in trade payable                                                 (114,0)     (46,9)       84,4
Difference in pension costs recognized and net pension payments           (3,2)      (8,2)       (8,8)
Items classified as investment or financing activities                       -          -           -
Change in other accruals                                                 (59,6)     (67,1)       57,9
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                       34,6     (326,5)       77,8
-----------------------------------------------------------------------------------------------------
Proceeds from sales of property, plant and equipment                       7,9        1,0        10,6
Capital expenditures                                                     (61,4)    (129,1)     (105,8)
Net proceed from sale of shares                                              -          -       155,5
Loans to third parties                                                    27,8      (15,8)      (38,0)
Investments in other shares                                                  -          -       (33,0)
Other investments                                                         82,9      150,8       (56,1)
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                       57,2        7,0       (66,9)
-----------------------------------------------------------------------------------------------------
Repayment of long-term loans                                              (4,1)    (237,6)       (2,4)
Principal payments on capital leases                                         -          -           -
Repayment of short-term loans, net                                      (188,4)     182,3         3,1
Net borrowings (repayment) of bank overdraft facilities                    0,8       (4,3)        4,6
Proceeds from issuance of shares                                          37,7        5,2       860,6
Change, own shares                                                        (2,8)     (26,8)      (10,9)
Dividends paid                                                           (26,8)     (27,1)      (19,6)
Net cash provided by (used in) financing activities                     (188,6)    (108,3)      835,5
-----------------------------------------------------------------------------------------------------
Effect of changes in current exchange rates                               11,9        7,0        (7,6)
-----------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                 (103,7)    (420,8)      838,8
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                         899,5    1 320,3       481,5
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                               795,8      899,5     1 320,3
-----------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            Accumulated
PART II. Amounts in              Number of     Share Capital                                   other          Net
NOK 1,000s, except for            Shares        (par value      Restricted   Unrestricted   Translation     income
number of shares                Outstanding       NOK 2)         Reserves      Reserves     adjustment      (loss)     Total
Balance at Dec 31, 1999            96,093.7        192.2          569.9          211.9         -4.5             0.0     969.5

Net income                                                                                                    136.3     136.3

Translation adjustments                                             3.2                         0.3                       3.5

Issuance of shares                 27,096.6         54.2          881.7                                                 935.9

Purchase of own shares                                             -0.6          -10.3                                  -10.9

Cost of shares issued                                             -41.8                                                 -41.8

Tax effect shares issued                                           11.7                                                  11.7

Dividend                                                                                                      -27.2     -27.2

Allocation of net income and
transfers                                                          29.6           79.5                       -109.1       0.0

Balance at Dec 31, 2000           123,190.4        246.4        1,453.7          281.1         -4.2             0.0   1,977.0

Net income                                                                                                   -366.9    -366.9

Translation adjustments                                                                       -13.7                     -13.7

Issuance of shares                      339          0.7            4.5                                                   5.2

Purchase of own shares                                             -1.9          -24.9                                  -26.8

Allocation of net income and
transfers                                                        -102.9         -267.7                        366.9      -3.7

Balance at Dec 31, 2001           123,529.4        247.1        1,353.4          -11.5        -17.9             0.0   1,571.1
Net loss                                                                                                     -145.0    -145.0
Purchase of own shares                                             -0.8           -2.0                                   -2.8
Changes in other equity                                                           -6.6                                   -6.6
Translation difference                                                                        -44.3                     -44.3
Balance at Dec 31, 2002           123,529.4        247.1        1,352.6          -20.1        -62.2          -145.0   1,372.4

  The accompanying notes form an integral part of these consolidated financial statements.

                           NERA ASA AND SUB SIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES

The annual accounts have been prepared in accordance with the Norwegian Accounting Act of 1998 and generally accepted accounting principles. The financial statements are based on the established accounting principles in accordance with the generally accepted accounting principles in Norway; principles of transactions, accrual, matching, prudence, congruence, hedging, best estimate and the going concern assumption. Financial statements preparation require estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the parent company, Nera ASA, and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 % of the voting rights, or has the power to control the financial and operational policies of the company (the "Company" or the "Group"). The accounting principles are uniform for the Group. All significant intercompany transactions and balances are reconciled and eliminated in the consolidated accounts. Companies acquired, have been consolidated from the transaction date. At gradual acquisition the over/under value are measured on every single acquisition. When subsidiaries are sold or otherwise disposed of, the results until the date of disposal is included in the consolidated accounts.

When subsidiaries are acquired the cost price of the shares in the parent company is eliminated against the equity of the subsidiary at the time of the acquisition. Value in excess of the book equity of the subsidiary is allocated to identifiable assets and liabilities. Acquired assets and liabilities are recorded at market value at the time of the acquisition. Any additional excess value that cannot be allocated to assets and liabilities is recorded on the balance sheets as goodwill or negative goodwill. Deferred taxes are taken into account and recorded when excess value is assigned to assets and liabilities, however, goodwill is recorded net of tax. Goodwill and excess value associated with foreign subsidiaries are translated from the relevant currency at the exchange rate at the time of acquisition.

The Company's share of the profit or loss from associated companies in which the Company owns 20 - 50 % of the voting rights and has significant financial and operational influence, is included in the consolidated financial statements according to the equity method. Accordingly, the investments carrying amount is periodically increased (decreased) by the investor's proportionate share of the earnings (losses) of the investee and decreased by all dividends received by the investor from the investee. Value in excess of book value of equity in the associated company is amortised on a straight-line basis over the periods estimated to be benefited. The share of profit or loss is presented as a financial item in the statements of profit and loss and the carrying amount is included in the balance sheets as financial non-current assets.

The Company's foreign subsidiaries are considered as independent units and are translated from their respective functional currencies into Norwegian kroner at the exchange rates in effect at the balance sheet date. Results of operations are translated using average exchange rates in effect during the reporting period. Resulting translation adjustments are accumulated as a component of shareholders' equity.

Subsidiaries in countries with hyperinflation are translated as if functional currency (USD) was the entities' accounting currency. The effect of the translation to functional currency is charged to the statements of profit and loss.

MINORITY INTERESTS

The share of the profit/loss after tax attributable to minority interests is presented on a separate line after the Group's net income (loss) for the year. The share of the equity attributable to minority interests is presented on a separate line as a specification of the Group's equity.

The share of equity attributed to minority interests is calculated to fair value of assets and liabilities at time of acquisition.

SUBSIDIARIES/ASSOCIATED COMPANIES

In the parent company's financial statements, investments in subsidiaries are included in accordance with the cost method and associated companies in accordance with the equity method.

REVENUE RECOGNITION

Revenues from sale of goods are recognised net of discounts and recorded when shipped and/or services are performed and the risk passed to the customer. Revenues on long-term contracts are recognised using the percentage of completion inclusive net profit method. Project revenues include direct materials, wages, and other direct costs, together with indirect costs and portion of profit, which can be allocated to the project.

For certain contracts, where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, the Company segments the contract and recognises revenue on each segmental portion individually. Income recognition on contracts is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

For certain long-term contracts, the Company obtains advance payments from customers to finance necessary project investments. To present operating margins and financial expenses as if the investments had been financed through third parties, the Company calculates an imputed interest amount when recognising sales under these long-term contracts (if material). The imputed interest is added to sales and financial expense, with no impact on the Company's net income.

FOREIGN CURRENCY

Monetary items denominated in foreign currencies are translated into Norwegian kroner using the exchange rate in effect on the balance sheet date. Since 2001 the resulting currency gain/loss is recorded net as financial income or expenses. The corresponding figures that previously were presented on a gross basis have been revised. Due to its considerable international operations, the Group is exposed to changes in exchange rates. The Group policy is to balance the differences in debtors and liabilities through financial instruments like bank deposits in currency, forward contracts and options. The Company does not issue or hold financial derivatives for trading or speculative purposes. Forward foreign exchange contracts (forward contracts), and currency swaps are used to hedge future sales or purchases and are not recorded until the respective sale or purchase transaction is recorded. Such foreign currency transactions are considered hedges of sales when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency exposure. Forward contracts are also used to hedge accounts receivable and accounts payable. Accounts receivable/payable have been translated using the exchange rate in effect on the balance sheet date. Unrealised gain or loss on foreign currency forwards designated as hedging contracts is netted against gain/loss on the hedged items.

RESTRUCTURING COSTS

Restructuring provisions and write-downs of assets are made if the Company, within the balance sheet date, has announced or started a restructuring plan, in which the Company clearly states what part of the Company the plan embraces, approximately how many employees will be affected, actions to be taken and period for implementation. Provisions only include costs, which cannot be associated with future earnings.

CLASSIFICATION AND VALUATION OF BALANCE SHEET ITEMS

Assets intended for permanent ownership or use are classified in the balance sheets as fixed assets. Other assets are classified as current assets. Liabilities that fall due later than one year after the end of the financial year are classified as long-term liabilities. Other liabilities are classified as short-term liabilities.

Current assets are valued at the lower of cost and fair value (the lower of cost and market). Current liabilities are stated at the nominal amount at the transaction date. Non-current assets are stated at cost unless a permanent deterioration in value has occurred, in which case the change in value must be recognised as a write-down. Long-term debt is valued at the nominal amount at the transaction date.

RESEARCH AND DEVELOPMENT COSTS (R&D)

Internal research and development costs are expensed as incurred. Purchased technology is capitalised at acquisition cost and amortised over the lifetime of the project.

INCOME TAXES

Income tax expense includes tax payable and changes in deferred taxes. Deferred tax liabilities/assets are calculated in accordance with the liability method. Deferred income taxes are provided for all temporary differences between financial accounts and tax basis of assets and liabilities, and tax loss carry forwards. Deferred tax liabilities are not discounted. An allowance is made, if deemed necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realised through future earnings.

FIXED ASSETS AND LEASING AGREEMENTS

Property, plant and equipment (fixed assets) are stated at cost, less accumulated depreciation and write-downs. Depreciation is recorded on a straight-line basis over the expected economic life of the assets. Expenditures for additions, significant renewals and betterments are capitalised, whereas expenditures for maintenance and repairs are charged to profit and loss as incurred. When assets are sold or retired, any gain or loss is included in other operating revenues and other operating expenses, respectively. Leases, which provide Nera with substantially all rights and obligations of ownership, are accounted for as capital leases and recorded as assets under property, plant and equipment. Present value of lease payments is recorded as interest bearing under long-term debt. The assets are depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognised as an expense over the lease term. Fixed and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate loss in value. Calculations are undertaken based on discounted future cash flow for assets still being used within the Company, and based on estimated sales price net of sales cost for assets for sale. If calculated value is lower then recorded, write-downs will be undertaken and the assets will be recorded to fair value or sales price net of cost of sales for assets for sale.

SHARES

Short-term shareholdings are stated at the lower of cost and market value. Investments in other shares are stated at cost. Write-downs are undertaken individually if fair value is understood to be lower than cost and if it is not considered temporary. Gain and loss from short-term shareholdings and investments in other shares are recorded as financial items.

PENSION ACCOUNTING

According to the Norwegian accounting standard for pensions, the projected benefit obligation (funded and unfunded defined benefit pension plans) is the actuarial present value of benefits based upon the pension benefit formula, taking into consideration the years of service rendered and assumptions about future compensation and pension benefit level. Pension plan assets are measured at market value. Net periodic pension costs (gross pension costs less estimated return on plan assets) are included in payroll expenses. The gross pension cost includes service cost, interest costs on the projected benefit obligation, and amortisation of unrecognised gain and loss.

Changes in estimates and deviations between actual and expected return on plan assets are amortised over the remaining average service period. The aggregate net asset or net obligation is recorded as a financial non-current asset or as a long-term liability, respectively. One pension scheme is over-funded (plan assets exceed projected benefits). Due to known future obligations and expansions in the Group, the assets in the over-funded pension plans are expected to be utilised to satisfy future obligations. Provisions for social security tax are based on the net-recorded liability/asset and presented as part of the pension liabilities/assets.

EMPLOYEE OPTIONS CONTRACT

Stock options for employees defined as fixed plans are recognised as compensation costs if the quoted market price of the stock at the grant date is higher than the strike price. Social security tax is calculated based on the difference between the quoted stock price and the strike price at any time. Social security taxes are recorded as compensation cost over the remaining vesting period.

INVENTORIES

Inventories are stated at the lower of cost, using the first-in, first-out
(FIFO) method, and net realisable value. Company manufactured products are valued to full production cost. Provisions are made for obsolete inventories.

RECEIVABLES

Trade receivables and other receivables are recorded at their nominal value less provisions for any expected losses. Provision for expected loss on trade receivables are made on a concrete assessment of both single items and the total.

COMPLETED, BUT NOT BILLED PRODUCTION/CUSTOMER ADVANCES

Earned, but not billed revenues on long-term contracts under the percentage of completion method, represent completed but not billed productions, and are classified as current receivables. Billings in excess of project revenues represent advances received on contracts. The net billings in access of project revenues are classified as current liabilities.

CASH AND CASH EQUIVALENTS

The Company considers cash, bank deposits and all highly liquid investments having an original maturity of three months or less at the date of purchase as cash equivalents.

CONTINGENT LIABILITIES

Provisions are recognised if the probability of occurrence is more then 50 %. Best estimate is used to calculate the settlement value.

GOVERNMENTAL CONTRIBUTIONS AND GRANTS

Subsidies from governmental agencies are received as operational or investment contributions. Operational subsidies are matched to the relevant income and expense. Investment subsidies are recognised gross and amortised over the life of the investment as an adjustment to the investment deprecations.

SEGMENTS

The segment information is based on the Group's management- and reporting structure. Segment revenues and costs are the portion of the Company's total revenues and operating costs that could be directly allocated to the activities in the segments. Segment assets and liabilities are balance sheet items directly connected to the activity in the segments.

STATEMENTS OF CASH FLOWS

The cash flow statement illustrates the overall cash flow broken down by operation, investment and financing activities. The statements illustrates the effect of the activities on cash and cash equivalents.

EARNINGS PER SHARE (EPS)

Earnings per share are the majority share of profit, in the period, divided by a weighted average of numbers of ordinary share in the same period. When calculating diluted earnings per share, adjustments are made for all options (from date of assignment). Potential shares in periods with a net loss are not included.

2            Segment information                          Amounts in NOK million

In 2002 Nera reported within the following three business segments: Transmission Networks, Satellite Communications and Wireless Broadband Access. Nera Telecommunications Ltd, Singapore has been consolidated since 1 December 2001. The activities within Telecommunications are divided into the Group's business segments, while Contract Manufacturing and Information Technology are reported under Other activities and headquarters staff/eliminations.

           BUSINESS AREAS:                     TRANSMISSION NETWORKS     SATELLITE COMMUNICATIONS  WIRELESS BROADBAND ACCESS
----------------------------------------------------------------------------------------------------------------------------
        INCOME STATEMENTS                      2002      2001    2000    2002    2001       2000     2002     2001      2000
----------------------------------------------------------------------------------------------------------------------------
Third party orders received                   1 243     1 687    2 216    677     586        576      215        4        72
Third party operating revenues                1 343     2 222    1 803    617     599        709       69       47        16
Operating costs (excl. R&D & Depreciation)   (1 297)   (1 890)  (1 476)  (494)   (482)      (512)     (80)    (134)      (57)
Depreciation                                    (48)      (41)     (31)   (10)    (11)       (12)      (6)     (32)      (19)
Income (loss) before R&D expenses                (2)      291      295    113     106        185      (17)    (119)      (61)
Net R&D expenses (5)                           (163)     (166)    (135)   (44)    (47)       (88)     (35)    (139)      (63)
Income (loss) before special charges (4)       (165)      161      160     69      65         98      (52)    (258)     (123)
Operat. inc. before restr. and write-downs     (165)      125      160     69      59         98      (52)    (258)     (123)
Restructuring costs and write-downs (1)         (31)      (39)       -      4       -          -       15     (225)        -

Operating income (loss)                        (196)       86      160     73      59         98      (37)    (483)     (123)
----------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
----------------------------------------------------------------------------------------------------------------------------
Assets                                          966     1 376    1 223    174     223        214       53       48       171
Liabilities                                     368       553      591     97     100        121       28       31        44
Investments (2)                                  51        82       70      4       8         24        5       31       157
Number of man-years (average) (3)             1 021       972      906    251     301        300       79      100        47
Number of man-years as of 31 Dec                961     1 066      925    257     315        291       77       60        89
----------------------------------------------------------------------------------------------------------------------------

                                                OTHER ACTIVITIES AND
                                                   HEADQUARTERS
           BUSINESS AREAS:                      STAFF/ELIMINATIONS                GROUP
--------------------------------------------------------------------------------------------------
           INCOME STATEMENTS                    2002     2001    2000     2002      2001     2000
--------------------------------------------------------------------------------------------------
Third party orders received                      384       -       37      2519      2277     2902
Third party operating revenues                   417       25      22      2445      2893     2550
Operating costs (excl. R&D)                     (384)    (120)    (46)    (2254)    (2626)   (2092
Depreciation                                     (19)      (4)     (4)      (84)      (88)     (67)
Income (loss) before R&D expenses                 14      (99)    (29)      107       179      391
Net R&D expenses(5)                                2        5      (1)     (240)     (347)    (287)
Income (loss) before special charges(4)           16      (59)    (30)     (133)      (91)     104
Operat. inc. before restr. and write-downs        16      (94)    (30)     (133)     (168)     104
Restructuring costs and write-downs(1)             -        -       -       (11)     (264)       -
Operating income (loss)                           16      (94)    (30)     (144)     (432)     104
--------------------------------------------------------------------------------------------------
KEY FIGURES
--------------------------------------------------------------------------------------------------
Assets                                          1367     1569    1868      2560      3216     3477
Liabilities                                      454      804     744       947      1488     1500
Investments (2)                                    2        8       -        61       129      252
Number of man-years (average) (3)                371       70     103      1722      1443     1356
Number of man-years 31 Dec                       374      379      35      1669      1820     1340
--------------------------------------------------------------------------------------------------

1. Restructuring and write-downs in 2002 are described in note 12.

2. Capital expenditures on fixed assets, IT software, goodwill, capitalised R&D (purchased technology).

3. Man-years, monthly average.

4. Operating costs include special charges of NOK 77,0 million in 4th Quarter 2001.

5. In order to get comparable figures net R&D costs are reclassified between Satellite Communication and Wireless Broadband Access for 2001. The effect is increased R&D cost and decreased operating costs for Wireless Broadband Access with NOK 18 million and a corresponding reduction and increase for Satellite Communications.

The segment information is based on the Group's management reporting and is in all material respects presented in accordance with the Group's accounting policies.

3            Order intake per geographical destination    Amounts in NOK million

    GROUP :               2002                2001                 2000
-----------------------------------------------------------------------------
Norway                281,5   11,2%      291,2     12,8%      192,4      6,6%
Great Britain         196,6    7,8%       95,8      4,2%      276,2      9,5%
Rest of Europe        441,7   17,5%      547,5     24,0%      702,8     24,2%
America               544,5   21,6%      673,7     29,6%      802,2     27,7%
Africa                113,5    4,5%       55,6      2,4%      292,3     10,1%
Asia                  899,3   35,7%      590,2     26,0%      438,3     15,1%
Oceania                41,5    1,7%       23,4      1,0%      197,8      6,8%
-----------------------------------------------------------------------------
TOTAL                2518,6  100,0%     2277,4    100,0%     2902,0    100,0%
-----------------------------------------------------------------------------

Order intake for Nera Telecommunications Ltd, Singapore for 2001 and 2000 is not included.

4            Sales per geographical destination           Amounts in NOK million

    GROUP :                2002                2001                 2000
-------------------------------------------------------------------------------
Norway                276,4    11,3%      287,6       9,9%     168,5       6,6%
Great Britain         110,3     4,5%      202,1       7,0%     310,2      12,2%
Rest of Europe        497,7    20,4%      558,5      19,3%     710,9      27,9%
America               538,4    22,0%      814,5      28,2%     667,7      26,1%
Africa                104,6     4,3%      189,8       6,6%     180,1       7,1%
Asia                  862,7    35,3%      671,5      23,2%     463,0      18,2%
Oceania                54,7     2,2%      169,2       5,8%      49,5       1,9%
-------------------------------------------------------------------------------
TOTAL                2444,8   100,0%     2893,3     100,0%    2549,8     100,0%
-------------------------------------------------------------------------------

5            Property, plant and equipment                Amounts in NOK million

                                                  LAND AND      MACHINERY   FIXTURE AND
                   GROUP :                        BUILDINGS     AND PLANT    FITTINGS       TOTAL
---------------------------------------------------------------------------------------------------
Purchase cost as of 1 January 2002                 28,8          221,0        366,9          616,7
Acquisitions during the year                          -           13,4         22,7           36,1
Disposals during the year                             -          (53,8)       (47,0)        (100,8)
Translation differences                            (5,0)         (19,2)       (33,8)         (58,0)
--------------------------------------------------------------------------------------------------
PURCHASE COST AS OF 31 DECEMBER 2002               23,8          161,4        308,8          494,0
--------------------------------------------------------------------------------------------------
Depreciation as of 1 January 2002                 (11,5)        (115,3)      (192,7)        (319,5)
Depreciation this year                             (1,4)         (29,2)       (45,3)         (75,9)
Disposal of depreciations during the year             -           53,9         15,8           69,7
Translation differences                             2,1           12,2         16,5           30,8
--------------------------------------------------------------------------------------------------
DEPRECIATION AS OF 31 DECEMBER 2002               (10,8)         (78,4)      (205,7)        (294,9)
--------------------------------------------------------------------------------------------------
Write-downs as of 31 December 2002                    -              -        (29,1)         (29,1)
Disposal of write-downs during the year               -              -         26,2           26,2
Translation differences                                              -          2,9            2,9
--------------------------------------------------------------------------------------------------
WRITE-DOWNS AS OF 31 DECEMBER 2002                    -              -            -              -
--------------------------------------------------------------------------------------------------
BOOK VALUE AS OF 31 DECEMBER 2002                  13,0           83,0        103,1          199,1
--------------------------------------------------------------------------------------------------
RATE OF DEPRECIATION                                  2 %        10-33%       10-33%
--------------------------------------------------------------------------------------------------

6            Goodwill/IT software                         Amounts in NOK million

                                                                 IT
               Group:                             Goodwill    software
------------------------------------------------------------------------
Purchase cost as of 1 January 2002                  24,1            -
Acquisitions during the year                           -         26,5
------------------------------------------------------------------------
Purchase cost as of 31 December 2002                24,1         26,5
------------------------------------------------------------------------
Depreciation as of 1 January 2002                   (0,4)           -
Depresiation this year                              (4,8)        (2,8)
Depreciation as of 31 December 2002                 (5,2)        (2,8)
------------------------------------------------------------------------
Book value as of 31 December 2002                   18,9         23,7
------------------------------------------------------------------------
Rate of depreciation                                  20%       20-33%
------------------------------------------------------------------------

GOODWILL RELATES TO THE FOLLOWING INVESTMENTS AS OF 31 DECEMBER 2002:

-----------------------------------------------------------------------------------------------------------------
                                  TIME OF     PURCHASE       BOOK      DEPRECIATION       BOOK       DEPRECIATION
            COMPANY:            ACQUISITION     COST     VALUE 1 JAN    THIS YEAR     VALUE 31 DEC      PERIOD
-----------------------------------------------------------------------------------------------------------------
Nera Telecommunications Ltd,
Singapore                       28 Nov 2001     24,1         23,7          4,8            18,9         5 years
-----------------------------------------------------------------------------------------------------------------
TOTAL                                           24,1         23,7          4,8            18,9
-----------------------------------------------------------------------------------------------------------------

7            Rental agreements                            Amounts in NOK million

The following amounts have been charged as an expense for rental agreements of operating equipment not capitalised in the balance sheet:

                                                               GROUP
---------------------------------------------------------------------------
                                                         2002   2001   2000
---------------------------------------------------------------------------
Buildings                                                58,1   60,4   43,4
Machinery and plant                                       0,6    0,3    0,5
Fixtures and fittings, tools, office machinery, etc.      6,4   14,1   21,4
---------------------------------------------------------------------------
TOTAL                                                    65,1   74,8   65,3

In 1996, the production and office buildings at Kokstadveien 23 and 27, Bergen were sold. The premises were leased back from 1 October 1996. Supplementary offices are leased in Kokstadveien 25. This year's rental costs were NOK 21.1 million, compared to NOK 21.4 million in 2001, and include Kokstadveien 23, 25 and 27. Nera is responsible for the maintenance of the leased premises. The lease agreement is for 15 years, with a renewal option for an additional 15 years.

In accordance with Norwegian generally accepted accounting principles, the gain wich resulted from the sale-leaseback of the buildings at Kokstadveien, was deffered. The amortisation period has been changed to comply with the lease term of 15 years, as compared to the previous amortisation period of 30 years, which included the renewal option period. The effect from the adjustment of the amortisation period amounts to NOK 12.0 million, which is accounted for as cost reduction in this year's accounts. The deferred gain at year-end of NOK 33.8 million (NOK 47.7 million as of 31 December 2001) is included in Other non-current liabilities.

Nera has a pre-emptive right to buy the premises at Kokstadveien 23 and 27 at market value. Nera has exercised an option to buy Kokstadveien 25 at a fixed price (NOK 22.5 mullion plus option premium), and the acquisition will be effective 31 December 2003.

The Company has also entered into a lease agreement for office, warehouse and production facilities at Bergerveien 12, Asker from 1 July 1998 to 30 June 2008 with a 10-year renewal option. The rental cost for 2002 is NOK 18.2 million (NOK
17.4 million in 2001).

8       Significant transactions and pro forma figures    Amounts in NOK million

Nera Electronics Ltd, Singapore, which was a 100 % owned subsidiary of Nera Telecommunications Ltd (Nera Tel), was listed on the Singapore Stock Exchange on 15 July 2002. The price per share was fixed at SGD 0.33, corresponding to a total market value for Nera Electronics of SGD 110 million.

Nera Electronics issued 30,000,000 shares in this initial public offering and Nera Tel sold an additional 74,764,000 shares in this offering. In addition, Nera Electronics issued an extraordinary dividend of SGD 11.2 (NOK 48.0) As a result of these transactions, Nera Group earned NOK 94 million in cash and continues to hold 68.18% of Nera Electronics through Nera Tel.

Until 1 July 1999 Nera Tel was a 100 % owned subsidiary of Nera ASA and consequently fully consolidated. At 1 July 1999 Nera Tel was listed on the Singapore Stock Exchange. Through issue of shares and second-hand sale, Nera reduced its shareholder position to 47,34 %. Since 1 July 1999 Nera Tel has been considered an associated company.

On 28 November 2001 Nera ASA bought 10 million shares in Nera Tel for NOK 32.6 million and increased its ownership to 50,2 %. Based on this transaction, Nera Tel's financial statements have been fully consolidated since 1 December 2001. Some of Nera Tel's employees have options to purchase shares of Nera. These options will not significantly affect Nera's ownership and control of the company.

Pro forma accounting figures: We have prepared pro forma financial information to provide a basis for comparing Nera Group's performance in 2001 with that of 2000 as if NeraTel had been included in, and its financial statements had been fully consolidated with, Nera Group since 1 January 2000. There is a greater degree of uncertainty associated with pro forma financial information than with a comparison of actual financial information, Pro forma financial information does not necessarily reflect the results that would have been achieved if the acquisitions of Nera Tel were made at any time earlier than its acquisition on 1 December 2001. The pro forma financial information below has been prepared as if we had increased our ownership in Nera Tel on 1 January 2000.

Excess value and amortisation of excess values: The amortisation of excess values and goodwill in the pro forma figures are based on the excess value analysis made at the time of the acquisition. Goodwill is amortised over the expected earning period of 5 years.

(a) Accounting principles: No accounting principles have been identified that make a material effect on the proforma figures.

(b) Translation of the result: The profit and loss accounts for Nera Tel have been translated through the use of the average exchange rates for 2000 and 2001.

(c) Intercompany transactions and gains: In the pro forma figures transactions between group companies have been eliminated according to the current structure of the Group. An intercompany gain of NOK 105,9 million (3rd Quarter 1999) related to equity issue and second-hand sale in Nera Tel, is eliminated in the pro forma figures.

                                         2001         2000
-----------------------------------------------------------
Operating revenues                      3635,5       3204,2
Operating result                        (361,0)       168,1
Net profit (loss) for the year          (340,2)       157,0
Minority interest share                   35,5         30,1
Earnings per share (NOK)                 (3,06)        1,14
Diluted earnings per share (NOK)         (3,06)        1,13
-----------------------------------------------------------

(d) Merger between Nera ASA and Nera Finans AS: Nera ASA and Nera Finans AS were merged with effects on taxes and the accounts as of 1 January 2002. The merger was carried out in accordance with the group concept of consistency. The parent company's Financial Statements from 2001 are used as corresponding figures.

9            Research and development                    Amounts in NOK million

The Company expenses all research and development (R&D) when incurred. Purchased research and development (R&D, purchased technology) is capitalised. The table below outlines expensed R&D:

                                           GROUP
-----------------------------------------------------------
                                 2002       2001      2000
-----------------------------------------------------------
Expensed R&D                     239,6      346,9     286,7
-----------------------------------------------------------
TOTAL                            239,6      346,9     286,7
-----------------------------------------------------------

Future earnings related to R&D in progress are presumed to be at least equivalent to costs.

Throughout 2002, Transmission Networks' R&D activities continued to be related to the completion of the new SDH long-haul radio InterLink (NL2000). To satisfy the developing market for the new 3G mobile network, new configuration and frequencies were also developed to complement the CityLink family.

Mobile Satellite Communication has carried out major, continous R&D activities in connection with the development of mobile broadband terminals, and has also introduced its new maritime Fleet family of products. Broadband Satellite continued its development of DVB-RCS and regional systems for both earth stations and terminals.

10           Payroll expenses, number of employees, etc   Amounts in NOK million

-------------------------------------------------------------------
                                                 GROUP
-------------------------------------------------------------------
                                       2002        2001        2000
-------------------------------------------------------------------
Salaries, wages and holiday pay       518,5       565,8       505,6
Other compensations, etc               53,6        45,6        44,7
Payroll tax                            77,6        88,3        82,4
Pension costs                          30,1        23,1        16,9
-------------------------------------------------------------------
TOTAL                                 679,8       722,8       649,6
-------------------------------------------------------------------
Average number of man-years           1 722       1 443       1 356

Total salary and remuneration, including pensions, to the Chief Executive Officer and the other members of the Executive Committee and Members of the Board of Directors and Corporate Assembly was as follows in 2002:

                                                  SALARY     PENSION    REMUNERATION     TOTAL
----------------------------------------------------------------------------------------------
President and CEO (1)                              2,1         0,1          0,1           2,3
Other members of the Executive Committee (2)      11,9         0,9          3,6          16,4
Board of Directors                                   -           -          1,2           1,2
Corporate Assembly                                   -           -          0,3           0,3
----------------------------------------------------------------------------------------------
TOTAL                                             14,0         1,0          5,2          20,2
----------------------------------------------------------------------------------------------

(1) For the CEO for 2001 salary was NOK 2.3 million, pension was NOK 0.1 million and remuneration was NOK 4.1 million.

(2)  Remuneration includes reported amounts for any bonus.

There have not been granted loan to or deposit securities for the Chief Executive Officer, Members of the Board of Directors, members of the Corporate Assembly, members of the Executive Committee or other employees or people close related to them.

In compliance with authority given by the General Meeting of Nera, the Board of Directors has issued option contracts in 2000, 2001 and 2002 to employees in the parent company, Nera ASA and its subsidiaries. These option programmes are further described in note 27.

CEO Bjorn Ove Skjeie was in 2000, 2001 and 2002 assigned 114,000, 99,000 and 81,000 options, respectively. In addition, a bonus agreement based on criterias related to the Company's development was entered into with Mr. Skjeie. For the financial year 2002, there will be no bonus disbursement to the CEO. The CEO has a 12-month period of notice, which is extended to 24 months if his position changes significantly or the Company merges with or is acquired by another company or investor. Retirement age is 60, with pension limited to 80 percent of salary at the time of retirement.

Similar bonus-agreements based on criterias related to the Company's development and the individual responsibilities have been entered into with the other members of the Executive Committee. With regard to the financial year 2002, there will be bonus disbursement to some members of the Executive Committee limited to NOK 1,5 million (excl. Nera Tel). With regard to shares and potential shares in possession of the Members of the Executive Committee, see note 27.

In 2002 the audit fee for the Groups' auditor Ernst & Young AS, is expensed with NOK 4.1 million, of which NOK 0.9 million for Nera ASA. Furthermore, the Group has incurred NOK 1.2 million of additional fees for other services, of which NOK
0.4 million for Nera ASA. Services provided by Andersen Business Consulting, related to implementation of IT-systems in the Transmission area, are expensed with NOK 6.8 million for the year ended December 31, 2002. Fee for audit provided from other auditor's amounts to NOK 0.1 million. All figures are exclusive VAT.

11           Financial income and financial expenses      Amounts in NOK million

                                                 Group
------------------------------------------------------------------
                                    2002           2001       2000
------------------------------------------------------------------
Interest income                      50.6          80.4       83.9
Other financial income               24.2          28.4       15.2
------------------------------------------------------------------
Financial income                     74.8         108.8      103.6
------------------------------------------------------------------

Interest expenses                    (4,6)        (18.4)     (26.3)
Foreign currency losses             (43.3)(1)      (6.0)         -
Write-down vendor financing             -        (106.1)         -
Other financial expenses            (20.9)        (24.7)     (15.0)
------------------------------------------------------------------
Financial expenses                  (68.8)       (155.2)     (41.3)
------------------------------------------------------------------

(1) Foreign currency losses include the effect of translation of subsidiary in country with hyperinflation to functional currency (USD) with NOK 14,0 million.

12           Restructuring and write-downs                Amounts in NOK million

Total restructuring and write-down costs during 2002 amount to NOK 11.1 million. NOK (10.3) million are related to reversal of provisions and the remaining NOK
21.4 million to write-downs.

                                       BALANCE AS    PROVISIONS/                      APPLIED/        BALANCE AS
                                       OF 31 DEC.    REVERSIONS    WRITE-DOWNS      DISBURSEMENTS     OF 31 DEC.
                                          2001         IN 2002       IN 2002           IN 2002           2002
----------------------------------------------------------------------------------------------------------------
Restructuring Nera Ltd                    2,5            1,6           21,4              2,5              1,6
Restructuring Nera Netw orks AS             -            7,7              -                -              7,7
Closure of the Dallas office             39,2          (15,5)             -             23,7                -
Restructuring of the Boston office        0,2              -              -              0,2                -
Restructuring of Satellite                8,7           (4,1)             -              2,6              2,0
Restructuring of WBA Satellite            7,0              -              -              7,0                -
----------------------------------------------------------------------------------------------------------------
TOTAL                                    57,6          (10,3)          21,4             36,0             11,3
----------------------------------------------------------------------------------------------------------------

See note 17 Other current liabilities

Restructuring of Nera Ltd: During 1998, the Nera Board of Directors and management prepared a plan for restructuring its unit in Great Britain. The objective was to re-establish profit within the Nera unit through a focused strategy and changes in the range of products. This involved dismissal of personnel, write-downs of fixed assets and inventories. Total provisions for restructuring were NOK 71.0 million in 1998. In 1999 the restructuring plan was extended, and another NOK 37.8 million was expensed. All planned activities were completed in 2001. In 2002 Nera decided to discontinue all production. The current year's costs and provisions inclusive write-down of inventory, are related to this restructuring.

Closure of the Dallas office: In 2001, the Company decided to close down its operations in Dallas. Provisions for severance payments, purchase commitments and other commitments are undertaken. Fixed assets, goodwill and inventories have been written down to net realisation value. All significant activities started in 2001 are finished in 2002.

Restructuring of Boston office: In 2001 Nera decided to restructure the unit in Boston. Provisions for severance payments, purchase commitments and other commitments have been undertaken. Fixed assets, goodwill and inventories have been written down to net realisation value. All significant activities started in 2001 are finished in 2002.

Restructuring of Satellite/WBA Satellite: Due to market changes, parts of the satellite unit have been reorganised. The reorganisation resulted in dismissals. Provisions have been made for severance payments etc. Fixed assets and inventories have been written down to net realisation value.

Restructuring Nera Networks AS: Due to changes in the market, parts of the business have been reorganised. The reorganisation resulted in dismissals and early retirements. Provisions have been made for severance payments, etc. All significant activities were completed in 2002.

13           Government grants and contributions          Amounts in NOK million

During 2002, the Group have received NOK 8.1 million respectively as operating grants. The amounts have been recorded as reduction in other operating costs.

                                GROUP
---------------------------------------------
COVERING:             2002       2001    2000
---------------------------------------------
R&D costs             8,1        13,1    13,5
---------------------------------------------

Research and development contributions are related to 6 projects, of which 5 were completed by the year-end 2002. The remaining project is expected to be completed during 2003. For an SND-project, each company is obligated to partially refund the contribution received in proportion to the Inmarsat Aero product turnover during the period 1 January 1998 to 31 December 2003. The refund ranges from 5 % to 11.5 % based on the turnover in the interval ranging from NOK 110.0 millions to NOK 325.0 millions. Accumulated income is not expected to reach the interval releasing the obligation to partially refund the contribution received.

14              Taxes                                     Amounts in NOK million

                                                                                                   GROUP
-----------------------------------------------------------------------------------------------------------------
TAXES CONSIST OF:                                                                     2002          2001     2000
-----------------------------------------------------------------------------------------------------------------
Tax payable; Norway                                                                       -             -    58,6
Tax payable; outside Norway                                                            24,5          16,3     7,1
Changes in deferred tax; Norway                                                       (58,4)        (74,2)   (9,4)
Changes in deferred tax; outside Norway                                                 0,2         (23,4)    0,7
Adjustments for previous years                                                            -             -       -
-----------------------------------------------------------------------------------------------------------------
TAXES                                                                                 (33,7)        (81,3)   57,0
-----------------------------------------------------------------------------------------------------------------

RECONCILIATION OF TAX PAYABLE IN THE BALANCE SHEETS AND THE INCOME
STATEMENTS:                                                                           2002          2001
-----------------------------------------------------------------------------------------------------------------
Tax payable according to income statements                                             24,5          16,3
Tax payable before acquisition (Nera Tel) (1)                                             -          20,8
Adjustments for previous years                                                            -             -
-----------------------------------------------------------------------------------------------------------------
TAX PAYABLE                                                                            24,5          37,1
-----------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NOMINAL TO ACTUAL TAX COST :                                        2002          2001
-----------------------------------------------------------------------------------------------------------------
Income before tax                                                                    (162,3)       (448,3)
EXPECTED TAXES BASED ON 28 % TAX RATE (2)                                             (45,4)       (125,5)

Items effecting actual tax cost:
Non-deductible expenses/non-taxable revenues                                          (18,0)         (3,5)
Foreign tax rate variations from Norwegian tax rate                                    (4,1)         29,0
Losses/temporary differences without net tax effect                                    18,5          15,6
Valuation allowance on previous years' deferred tax asset                               8,6          11,5
Income (loss) from investments in associated companies                                  6,7          (8,4)
Other                                                                                     -             -
-----------------------------------------------------------------------------------------------------------------
ACTUAL TAXES                                                                          (33,7)        (81,3)
-----------------------------------------------------------------------------------------------------------------

DEFERRED TAX:
Below is a specification of temporary differences between book and tax values, including calculation of deferred tax liability/deferred tax asset at year-end.

BASIS FOR DEFERRED TAX:                                                               2002          2001
-----------------------------------------------------------------------------------------------------------------
Receivables                                                                          (105,0)         (1,4)
Inventories                                                                          (108,9)        (57,2)
Other current assets                                                                  (43,3)       (108,4)
-----------------------------------------------------------------------------------------------------------------
SUBTOTAL RELATED TO CURRENT BALANCE SHEET ITEMS                                      (257,2)       (167,0)
-----------------------------------------------------------------------------------------------------------------
Fixed assets and goodwill                                                             (13,7)          2,8
Pensions                                                                               (5,1)         (9,2)
Deferred gain                                                                         (33,8)        (47,7)
Shares and other securities                                                          (100,9)        (89,8)
Other temporary differences                                                           (33,8)          1,1
Loss carry forward                                                                   (595,0)       (416,4)
-----------------------------------------------------------------------------------------------------------------

SUBTOTAL RELATED TO NON-CURRENT BALANCE SHEET ITEMS                                  (782,3)       (559,2)
-----------------------------------------------------------------------------------------------------------------
TOTAL TEMPORARY DIFFERENCES                                                        (1 039,5)       (726,2)
-----------------------------------------------------------------------------------------------------------------
Adjustments for deferred tax asset based on temporary difference that cannot be
capitalised                                                                           427,8         186,2
-----------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX (DEFERRED TAX ASSET)                                                (170,8)       (113,0)
-----------------------------------------------------------------------------------------------------------------
Deferred tax in the balance sheet                                                       3,2           0,5
Deferred tax asset in the balance sheet                                              (174,0)       (113,5)
-----------------------------------------------------------------------------------------------------------------

TAX LOSS CARRY FORWARD MATURITY:                                                      2002
-----------------------------------------------------------------------------------------------------------------
2012                                                                                  459,0
Later than 2012                                                                       136,0
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                                                 595,0
-----------------------------------------------------------------------------------------------------------------

(1) Included tax payable for Nera Telecommunications Ltd, Singapore for January until November 2001.

(2) Nominal tax rate in Norway.

15                Earnings per share                      Amounts in NOK million

                                            GROUP:                                             2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE:
Net income (loss) after minority interests                                                    (145,0)   (370,7)   136,3
Weighted average shares outstanding (millions)                                                 122,1     122,8    111,6
Basic earnings per share (NOK)                                                                 (1,19)    (3,02)    1,22
-----------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:
Net income (loss) after minority interests                                                    (145,0)   (370,7)   136,3
Weighted average shares outstanding, after adjustments for convertible bonds and
  options (mill                                                                                122,1     122,8    111,8
Diluted earnings per share (NOK)                                                               (1,19)    (3,02)    1,22
-----------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING (MILLIONS):
Weighted average shares outstanding                                                            122,1     122,8    111,6
Adjustments for share options                                                                      -         -      0,2
Weighted average shares outstanding, after adjustments for convertible bonds and options       122,1     122,8    111,8

16               Investments in associates                Amounts in NOK million

                                             BEIJING NERA                                  TV MOBILE
                                              STENTOFON       NERATEK     WORLD WIDE         PTE LTD,
               GROUP:                       COM . CO. LTD.      AS      MOBILE COM . AS    SINGAPORE(1)    TOTAL
----------------------------------------------------------------------------------------------------------------
EXCESS VALUE ANALYSIS:
----------------------------------------------------------------------------------------------------------------
Booked equity at esablishment                    1,6           0,4           33,0              29,3         64,3
Goodwill                                         0,6           0,9              -              10,0         11,5
----------------------------------------------------------------------------------------------------------------
ACQUISITION COST                                 2,2           1,3           33,0              39,3         75,8
----------------------------------------------------------------------------------------------------------------

CALCULATION OF BOOK VALUE AS OF 31 DECEMBER 2002:
----------------------------------------------------------------------------------------------------------------
Opening balance as of 1 January 2002             1,7           6,7           30,3              33,9         72,6
This year's share of profit                     (0,1)          3,3           3,9              (30,9)       (23,8)
Dividends received by Nera                         -          (2,1)         (10,4)                -        (12,5)
Translation differences, etc.                      -             -              -              (3,0)        (3,0)
----------------------------------------------------------------------------------------------------------------
CLOSING BALANCE AS OF 31 DECEMBER 2002           1,6           7,9           23,8                 -         33,3
----------------------------------------------------------------------------------------------------------------

(1) This year's share of profit from TV Mobile Ltd is negatively influenced by write-downs of the company's assets. The negative contribution on Nera's share of profit is approximately NOK 30.0 million.

(2) The following financial statement data relate to our 20% investment in TVMobile Pte. Ltd., Singapore. (All figures are in NOK million).

Current assets:                         21.0
Non-current assets:                        0
Total assets:                           21.0
Long-term liabilities:                  21.9
Share holders equity:                   -0.9
Total liabilities and equity:           21.0
Operating revenue:                       7.7
Operating income:                     -112.9
Net income:                           -113.0

17                    Other current liabilities           Amounts in NOK million

                                                         GROUP
-------------------------------------------------------------------
                                                     2002      2001
-------------------------------------------------------------------
Accrued expenses                                     55,0      88,9
Provisions for guarantees                            36,7      51,7
Accrued interests                                       -       2,3
Accrued agent commissions                             5,2       9,2
Other current liabilities                            93,6     117,9
Provision for restructuring costs                    11,3      57,6
Provision for holiday pay, salary, etc.              69,1      60,4
-------------------------------------------------------------------
TOTAL                                               270,9     388,0

(1)  Restructuring and write-downs are described in note 12.

18                          Investments in subsidiaries and associates

                                       REGISTERED      THE COMPANY'S TOTAL                   VOTING      BOOK VALUE
             GROUP:                     OFFICE:      SHARE CAPITAL (MIILLION)   OWNERSHIP    RIGTHS    (NOK MILLION)
---------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES:
---------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Com. Co Ltd     China            CNY           4,2         36 %        36 %         1,6
Neratek AS                             Norway           NOK           0,3         45 %        45 %         7,9
World Wide Mobile Com. AS              Norway           NOK         165,0         20 %        20 %        23,8
TV Mobile Pte Ltd                      Singapore        SGD          40,0         20 %        20 %           -
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                     33,3
---------------------------------------------------------------------------------------------------------------------

SUBISIDIARIES INDIRECTLY OWNED :
-------------------------------------------------------------------------------------------------------
Nera Networks Pty Ltd                           Australia      AUD            0,0        100 %     100%
Nera America Latina Ltda                        Brazil         BRL            4,0        100 %     100%
Nera Colombia                                   Colombia       COP           10,0        100 %     100%
Nera GmbH                                       Germany        EUR            1,9        100 %     100%
Nera Ltd                                        Great Britain  GBP           18,2        100 %     100%
Nera (HK) Ltd                                   Hong Kong      HKD            6,1        100 %     100%
PT Nera Indonesia                               Indonesia      IDR        1 630,0        100 %     100%
Nera (India) Ltd                                India          INR           35,0        100 %     100%
Nera Networks Srl                               Italy          EUR            0,0        100 %     100%
Nera de Mexico SA De CV                         Mexico         MXP           43,9        100 %     100%
NeraInfocom (M) Sdn Bhd                         Malaysia       MYR            0,5        100 %     100%
Nera (Maylaysia) Sdn Bhd(1)                     Malaysia       MYR            1,1         30 %      30%
Nera Mechatronics AS                            Norway         NOK            8,1        100 %     100%
Nera Broadband Satellite AS                     Norway         NOK            7,5        100 %     100%
Nera Philippines                                Philippines    PHP           25,3        100 %     100%
Nera Networks Polska Sp.z.o.o.                  Poland         PLN            0,5        100 %     100%
Nera Electronics Ltd                            Singapore      SGD           16,5       68,3 %    68,3%
Nera (Thailand) Ltd                             Thailand       THB           10,0        100 %     100%
Nera Telecommunications (Taiwan) Co. Ltd        Taiwan         TWD           21,0        100 %     100%
Nera Americas Holding Inc.                      USA            USD            0,1        100 %     100%
Nera Americas Inc.                              USA            USD            0,1        100 %     100%
Nera Networks Inc.                              USA            USD            7,0        100 %     100%
Nera Telecommunications Inc.                    USA            USD           10,0        100 %     100%
-------------------------------------------------------------------------------------------------------

INVESTMENTS IN SHARES:
-------------------------------------------------------------------------------
IT VEST AS                        Norway     NOK    2,6   6,4 %   6,4 %     0,6

Nera (Malaysia) Sdn Bhd is consolidated based on a shareholders agreement that results in ownership of more than 50%.

19             Cash and cash equivalents                  Amounts in NOK million

Group: Cash and cash equivalents for the Group as of 31 December 2002 consist of NOK 795.8 million in cash and bank deposits. The Nera Group has no equivalents in restricted bank deposits. The tax withholding liabilities as of 31 December 2002 are secured by bank guarantees totalling NOK 33.7 million. This amount is included in Other guarantees in note 30. Unutilised credit facilities as of 31 December 2002 were NOK 71.9 million, by way of bank overdraft facility.

20             Pensions and pension liabilities           Amounts in NOK million

The parent company, Nera ASA, and its Norwegian subsidiaries have pension plans that give the employees the right to defined pension benefits in the future. As of 31 December 2002 there were 1 313 participants in the pension plan financed through an insurance company, including 264 people from the parent company (including retired persons) and 1 049 from Nera's Norwegian subsidiaries. In addition, there were 124 participants, some of whom opted for early retirement, included in the pension plan, that is financed solely by the Company's operating activities. The company's governmental special early retirement plan (AFP) is a part of the uncovered schemes. All pension plans in the Company are considered defined benefit plans.

                                                                             GROUP
-----------------------------------------------------------------------------------------------
SPECIFICATION OF THE PENSION COSTS                              2002           2001        2000
-----------------------------------------------------------------------------------------------
Costs according to the benefit plans:
Service costs                                                    18,8           14,2       12,1
Interest costs                                                   23,5           20,3       18,0
Expected return on plan assets                                  (17,4)         (15,2)     (13,9)
Net amortisation                                                  5,2            3,8        2,6
Sale of business                                                    -              -       (1,9)
Pension costs excluding employee social security tax             30,1           23,1       16,9
Social security tax                                               4,2            3,2        2,4
-----------------------------------------------------------------------------------------------

PENSION COSTS INCLUDING EMPLOYEE SOCIAL SECURITY TAX             34,3           26,3       19,3
-----------------------------------------------------------------------------------------------

BENEFIT OBLIGATIONS AND FUNDING OF THE PLAN:                    2002            2001
-----------------------------------------------------------------------------------------------
INSURANCE COVERED SCHEMES
-----------------------------------------------------------------------------------------------
Actuarial present value of accrued benefit obligation          (247,3)        (230,6)
Projected compensation increases, etc.                          (51,8)         (50,6)
PROJECTED BENEFIT OBLIGATION (PBO)                             (299,1)        (281,2)
Plan assets at fair value                                       245,1          222,0
PLAN ASSETS IN EXCESS OF (LESS THAN) PBO                        (54,0)         (59,2)
Unrecognised (gain) loss, etc.                                   85,4           83,0
TOTAL                                                            31,4           23,8
Accrued social security tax                                       4,4            3,3
-----------------------------------------------------------------------------------------------
PREPAID PENSION COSTS                                            35,8           27,1
-----------------------------------------------------------------------------------------------

UNCOVERED SCHEMES AND AFP(1)
-----------------------------------------------------------------------------------------------
Actuarial present value of accrued benefit obligation           (64,4)         (49,9)
Projected compensation increases etc.                           (11,9)         (10,0)
PROJECTED BENEFIT OBLIGATION (PBO)                              (76,3)         (59,9)
Unrecognised (gain) loss, etc.                                   40,1           28,6
TOTAL                                                           (36,2)         (31,3)
Accrued social security tax                                      (5,6)          (5,0)
-----------------------------------------------------------------------------------------------
PENSIONS LIABILITIES                                            (41,8)         (36,3)
-----------------------------------------------------------------------------------------------

ASSUMPTIONS USED:                                               2002             2001
-----------------------------------------------------------------------------------------------
Expected return on plan assets                                    7,5 %          7,5 %
Discount rate                                                     7,0 %          7,0 %
Rate of increase in compensation                                  3,5 %          3,5 %
Rate of increase in social security base level (G-regulation)     2,5 %          2,5 %
Rate of increase in pensions                                      2,5 %          2,5 %
Estimated rate of employee participation in AFP                  50,0 %         50,0 %
-----------------------------------------------------------------------------------------------

(1) Governmental special pension scheme

21                Financial market risk                   Amounts in NOK million

The Group has financial instruments related to its daily operations, such as trade receivables and trade creditors. Project funding is under certain circumstances utilised on large sales contracts, net book value as of 31 December 2002 is NOK 89.9 million. To reduce currency risk on trade receivables and trade creditors and to balance the amounts related to future sale and purchases, the Company uses financial derivatives like forward exchange contracts and currency swaps.

Currency risk

The Group has production facilities in the USA, Norway and Singapore and an international sales and marketing organisation with offices in a number of countries. Due to the scope of its international operations, Nera is exposed to currency fluctuations. At year-end the main currency exchange rate exposure was related to Norwegian kroner versus US dollars, Euro and GB pounds. The company utilises currency swaps and currency forwards to reduce the currency risk exposure inherent in the Company's ordinary operations. Currency sales contracts are utilised in invitations to tenders.

The table below specifies, listed by purchase and sales contracts, the Company's contractual commitments converted to Norwegian kroner as of 31 December 2002:

                                 SALES CONTRACTS          PURCHASE CONTRACTS
                 MATURITY/    --------------------------------------------------
                SETTLEMENT    FACE      UNREALISED        FACE       UNREALISED
CURRENCY           DATE       VALUE     GAIN/(LOSS)       VALUE      GAIN/(LOSS)
--------------------------------------------------------------------------------
USD                2003       281,0        26,1           24,7         (0,5)
                   2004        69,4        14,7              -            -

EUR                2003       108,0         1,5           15,5         (0,1)

GBP                2003        87,4         2,9           42,3         (0,9)
                   2004        11,8        (0,2)             -            -

AUD                2003         6,0         0,3            2,1         (0,1)

AED                2003         0,2           -              -            -

DKK                2003           -           -            0,8            -

JPY                2003           -           -            0,4            -
--------------------------------------------------------------------------------
TOTAL                         563,8        45,3           85,8         (1,6)
--------------------------------------------------------------------------------

The foreign currencies denominated contractual amounts are converted into Norwegian kroner based on the currency exchange rates prevailing at year-end. The financial instruments mature mainly within 12 months, and the maturity dates coincides with the Company's best estimate for the corresponding foreign currency denominated cash flows that are hedged. Unrealised gain/(loss) reflects the fair value of the contractual amounts as of 31 December 2002.

Trade receivables and trade creditors are translated at closing currency exchange rates. Unrealised gain or loss on foreign currency forwards designated as hedging contracts is netted against gain/loss on the hedged items. Loan in connection with project financing is mainly in US dollars and GB pounds. Projects funding in US dollars and GB pounds are hedged through forward sale of US dollars to GB pounds.

Interest rate risk

Interest rate risk exposure is mainly related project financing. Project financing in GB pounds has a fixed interest rate and project financing in US dollars has a variable interest rate with short time to maturity.

22                   Inventories                          Amounts in NOK million

NOK 330.3 million of the Group's total inventories as of 31 December 2002 are valued using historical cost, while NOK 52.6 million are valued at net relisable value.

                                                          WIRELESS       OTHER ACTIVITIES AND
                       TRANSMISSION        SATELLITE      BROADBAND         HEADQUARTERS
GROUP :                  NETWORKS        COMMUNICATIONS    ACCESS       STAFF/ELIM INATIONS(1)          TOTAL
--------------------------------------------------------------------------------------------------------------------
                       2002     2001      2002     2001  2002   2001       2002       2001         2002        2001
--------------------------------------------------------------------------------------------------------------------
Raw materials         114,9     193,0     24,5     36,3     -    0,7       22,2       42,4         161,6       272,4
Work in progress       71,2     102,9        -        -     -      -       17,1       39,7          88,3       142,6
Finished goods         78,8      68,4     28,8     30,0   4,7    1,8       20,7       19,5         133,0       119,7
--------------------------------------------------------------------------------------------------------------------
TOTAL                 264,9     364,3     53,3     66,3   4,7    2,5       60,0      101,6         382,9       534,7
--------------------------------------------------------------------------------------------------------------------

(1) Other activities and headquarters staff/eliminations includes Nera Tels business area Contract Manufacturing and Information Technology.

23                   Trade receivables                    Amounts in NOK million

                                                      GROUP
-----------------------------------------------------------------
                                                2002        2001
-----------------------------------------------------------------
Trade receivables gross                         549,5       821,0
Provisions for bad debts                        (32,1)      (39,8)
Trade receivables due later than 12 months        1,2         0,4
-----------------------------------------------------------------
TOTAL                                           518,6       781,6

                                                           At December 31,
                                                        2002         2001       2000
------------------------------------------------------------------------------------
Provisions as of January 1                              39,8
Provisions as of December 31,                           32,1
Change in provisions for bad debt                       (7,7)
Other changes in provisions for bad debt                 2,5
Realized losses for the year                            20,8
Recovered amounts previously written off                   -
------------------------------------------------------------------------------------
Total bad debt                                          15,6
------------------------------------------------------------------------------------

The political risk is relatively high in certain countries where Nera operates. The international telecom industry is more and more concentrated around large groups of companies. Based on these facts, Nera continues to be exposed to a concentration of credit risk.

24                    Long-term contracts              Amounts in NOK million

Revenues on long-term contracts are recognised using the percentage of completion method. The table below gives an overview for ongoing projects for the Nera Group as of 31 December 2002 and 2001. Revenues are not recorded before the contract reaches a certain degree of accomplishment, based on milestones in the contract, sufficient to estimate the margin.

                                                             2002         2001
-------------------------------------------------------------------------------
Gross contractual amount for ongoing projects              1 536,2      2 043,2
Accumulated revenues                                       1 027,4      1 607,1
Accumulated costs                                           (812,0)    (1 148,6)
Accumulated gross profit in % of accumulated revenues         21,0 %       28,5 %
-------------------------------------------------------------------------------

From 2002 the gross profit from projects is presented as opposed to previous years where net profit was presented. The result for 2001 is reclassified to confirm to current year presentation.

The BGAN-contract calculated with a negative margin is included with a gross contract value of NOK 135.0 million. Accumulated revenues are NOK 30.0 million, and accumulated costs are NOK 59.0 million, including estimated total loss for the contract.

25                    Other current receivables           Amounts in NOK million

                   NERA ASA                                        GROUP
------------------------------------------------------------------------------
                                                              2002       2001
------------------------------------------------------------------------------
Short-term receivables and prepaid expenses                   58,6       142,1
Prepayments to suppliers                                       2,2         2,3
Other receivables due later than 12 months                    10,7         1,8
Other short-term receivables                                  11,0         6,3
------------------------------------------------------------------------------
TOTAL                                                         82,5       152,5
------------------------------------------------------------------------------

26                   Related party transactions           Amounts in NOK million

                                      OPERATING REVENUES            OPERATING COSTS           TRADE           TRADE
GROUP:                               -------------------        -----------------------    RECEIVABLES      PAYABLES
ASSOCIATED COMPANIES (20-50%):       2002    2001    2000       2002       2001    2000     31.12.02       31.12.02
-------------------------------------------------------------------------------------------------------------------
Neratek AS                           22,9    27,1    19,6          -          -       -        1,2              -
Nera Telecommunications Ltd             -   280,9    99,1          -       80,0    37,8          -              -
TV Mobile Pte Ltd                     6,7     1,8       -       22,1        1,7       -        7,4           21,9
NSSL Ltd                             38,3       -       -          -          -       -        6,6              -
-------------------------------------------------------------------------------------------------------------------
TOTAL                                67,9   309,8   118,7       22,1       81,7    37,8       15,2           21,9
-------------------------------------------------------------------------------------------------------------------

As of 28 November 2001 Nera ASA increased its share ownerhip in Nera Telecommunication Ltd, Singapore to more than 50%, and from that date on the Company changed its status from an associated company to a subsidiary of Nera ASA. Information about transactions (sales and purchases) with the Company for the first 11 months are included in the related party transaction figures.

NSSL Ltd is a 100 % owned subsidiary of World Wide Mobile Com. AS which is owned 20 % by Nera and is included as a related party.

27                Share capital and information about shareholders

Share capital: The share capital of Nera ASA as of 31 December 2002 consists of one single class of shares with a total of 123,529,371 shares. The face value of NOK 2 per share gives a total share capital of NOK 247,058,742. Each share entitles the owner to equal rights in the Company, and existing shareholders have priority to subscribe in prospective share issues. The total share capital and number of shares have remained unchanged during 2002.

Treasury stock: During 2002, Nera's balance of own shares has increased by 353,301 shares, to a compensation value of NOK 2,846,469. The new balance of treasury stocks is 1,627,901. The shares are bought in accordance with authority given by the General Meeting on 23 May 2002, where the Board of Directors was authorised to buy up to 6,176,469 treasury stocks during a period of 18 months starting 23 May 2002. The shares can be used in relation to acquisitions, in transactions where compensation are rendered through treasury stock and can be sold to employees in connection with incentive programmes/option programmes or transactions with the stock market where Nera is listed.

Incentive programme: The current option programme includes options issued in 2000, 2001 and 2002 with a total limit of 6.3 million shares, and embraces both key personnel and other employees. Subscription rates for these options are fixed at the average closing price, respectively 10 days before and 10 days after 10 February 2000, 13 February 2001 and 18 February 2002 for the Nera share at the Oslo Stock Exchange. Until the options are exercised, the strike price will increase by 1 % per month for the options issued in 2000 and 2001, and 0.5 % per month for the options issued in 2002. Based on this, the strike price per share will be NOK 52.45, NOK 50.30 and NOK 19.22 for 1 March 2002, 1 March 2003 and 1 March 2004 respectively. The strike price at the expiration of the options will be NOK 62.69, NOK 60.10 and NOK 21.36 per share for 30 March 2004, 30 March 2005, and 30 March 2006 respectively. The options can be exercised from 1 March 2002, 2003 and 2004 until 30 March 2004, 2005 and 2006, respectively.

Shareholders: The largest shareholders in Nera ASA, together with shareholders and potential shareholding in the Company by senior management and members of the Board of Directors, including shareholding/potential shareholding through closely related parties, were as follows as of 31 December 2002:

SHARE HOLDER                                 NO. OF SHARES   OWNERSHIP          NAME                     NO. OF SHARES   OPTIONS
---------------------------------------------------------------------------     ------------------------------------------------
Folketrygdfondet                             13 122 600        10,6 %           BOARD OF DIRECTORS :
Orkla ASA                                    11 855 963         9,6 %           Johan Fr. Odfjell           410 318           -
Skandinaviska Enskilda Banken client acc.     4 220 552         3,4 %           Kari Broberg                      -           -
Verdipapirfondet Odin Norden                  3 946 700         3,2 %           Ole Petter Hakonsen               -           -
Verdipapirfondet Odin Norge                   3 742 100         3,0 %           Kjell O. Ingebro                125       1 500
Storebrand Livsforsikring AS                  3 072 741         2,5 %           Birger Magnus                     -           -
Aksjefondet Skagen Vekst                      2 401 600         2,0 %           Gregers Mogensen                  -           -
Nera ASA                                      1 627 901         1,3 %           Marcel Petie                    339       1 500
State Street Bank & Trust Co client acc.      1 117 903         0,9 %           Jan Stenberg                      -           -
Verdipapirfondet Storebrand Norge A           1 036 000         0,8 %           Jostein Soreide                 250       1 500
Sparebankenes Sikringsfond                    1 030 618         0,8 %
Verdipapirfondet Delphi Norge                 1 000 000         0,8 %           Executive Committee:
Vital Forsikring ASA                            997 438         0,8 %           Bjorn Ove Skjeie            100 225     294 000
Vicama AS                                       974 400         0,8 %           Terje Ask-Henriksen          25 900     172 478
Boston Safe Dep. & Trust                        951 372         0,8 %           Ove Bratsberg                20 125     116 166
Storebrand Norge 1 Verdipapirfond               874 000         0,7 %           John Knudsen                 30 125     124 385
Bank of New York Europe Ltd client acc.         780 000         0,6 %           Stig-Are Mogstad                125     145 385
Tine Pensjonskasse                              753 000         0,6 %           Bjorn Olafsson               10 000      41 748
Verdipapirfondet Fondsfinans Aktiv              706 500         0,6 %           Samuel Ang                   20 000           -
Verdipapirfondet Fondsfinans Aktiv II           681 400         0,6 %           Billy Cain                   10 125     124 498
---------------------------------------------------------------------------     Helge Skaar                       -     128 500
Total 20 largest shareholders                54 892 788        44,4 %           0yvind Isaksen                    -      37 478
---------------------------------------------------------------------------     Gro Hatleskog                     -      75 098

Other shareholders                           68 636 583        55,6 %
---------------------------------------------------------------------------     -----------------------------------------------
TOTAL                                        123 529 371      100,0 %           TOTAL                       627 657   1 264 236
---------------------------------------------------------------------------     -----------------------------------------------

As of 31 December 2002, a total of 24,122 shares were owned by members of the Corporate Assembly. Partners and employees in Ernst & Young AS, the Company's auditor, do not own shares in the Company.

28     Customer advances and billings in excess of costs Amounts in NOK million

GROUP:                                2002      2001
-----------------------------------------------------
Billing in excess of costs            147,2     204,4
Received customers advances            49,6      86,8
-----------------------------------------------------
TOTAL                                 196,8     291,1
-----------------------------------------------------

29              Contingent liabilities                    Amounts in NOK million

                                                   GROUP
-----------------------------------------------------------------
                                           2002             2001
-----------------------------------------------------------------
Guarantees for contracts                   119,0            187,1
Other guarantees                           120,5            129,8
-----------------------------------------------------------------
TOTAL                                      239,5            316,9
-----------------------------------------------------------------

Companies in the the Group are jointly and severally liable for the established group cash pooling/credit facility arrangement. The Group had a net deposit at year-end.

30      Accounting policy differences and reconciliation between US GAAP/N G
                                      AAP

The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway (N. GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP).

Following is a summary of the adjustments under U.S. GAAP that would affect the Company's consolidated net income (loss) for the years ended December 31, 2000, 2001 and 2002, and shareholders' equity as of December 31, 2001 and 2002 together with a discussion of the principal differences between N. GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements.

Year ended December 31                                          2002        2002       2001     2000
-----------------------------------------------------------------------------------------------------
Reconciliation of net income (Group)                          USD (1)       NOK        NOK      NOK
Amounts in million NOK, except per share amounts
Net income (loss) after minority interest reported under      -20,9        -145,0     -370,7    136,3
NGAAP
-----------------------------------------------------------------------------------------------------
US GAAP adjustments
 a) Financial instruments and hedging                           0,8           5,5        0,0      0,0
 b) Pensions                                                   -1,3          -9,3       -3,2     -2,2
 c) Restructuring charges                                      -1,2          -8,7        8,7      0,0
 d) Goodwill                                                    0,7           4,8       37,0    -36,6
 e) Capital lease                                               0,0           0,0        0,0      0,2
 f) Gain on subsidiary equity transactions and                 14,1          97,9
 disposal of shares in subsidiaries
 g) Difference intercompany receivables forward                 2,0            14
 exchange rates
 i) Taxes                                                     -21,5        -149,3      -11,8     10,9
-----------------------------------------------------------------------------------------------------
Net income (loss) under US GAAP                               -27,3        -190,1     -340,0    108,6
-----------------------------------------------------------------------------------------------------
Earnings (loss) per share                                     -0,22         -1,56      -2,77     0,97
Diluted earnings (loss) per share                             -0,22         -1,56      -2,77     0,97
-----------------------------------------------------------------------------------------------------

As of December 31                                      2002     2002         2001
------------------------------------------------------------------------------------
Reconciliation of Shareholder's equity
Amounts in million NOK
Shareholder's equity under NGAAP                      232,4     1.612,6      1 728,1
------------------------------------------------------------------------------------
Minority interest                                     -34,6      -240,2       -157.0
------------------------------------------------------------------------------------
US GAAP adjustments:
   a) Financial instruments and hedging                 0,8         5,5          0,0
   b) Pensions                                         -9,6       -66,5        -52,6
   c) Restructuring charges                             0,0         0,0          8,7
   d) Goodwill                                          0,7         4,8          0,4
   e) Capital lease                                     0,0         0,0          0,0
   f) Gain on subsidiary equity transactions and       14,1        97,9
   disposal of shares in subsidiaries
   h) Dividend                                          0,0         0,0          0,0
   i) Taxes                                           -21,5      -149,3         -1,9
------------------------------------------------------------------------------------
Shareholder's equity under US GAAP                    182,0     1 262,9      1 525,7
------------------------------------------------------------------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2002 of $1.00 = NOK 6,9375

a) Financial instruments and hedging: Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for Nera from the financial year 2001. The Company utilizes forward contracts, currency options and currency swaps in managing its exposure in foreign currency commitments of long-term sales contracts. For NGAAP, such foreign currency transactions are considered hedges of sales of these long-term contracts when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment. Gains and losses on foreign currency transactions identified as hedges are deferred until completion of the long-term contract being hedged.

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

To qualify as a hedge under SFAS 133, Nera's use of derivatives requires the Company to meet certain documentation requirements. Nera has not applied hedge accounting under USGAAP, because of the additional work related to the documentation and because the effect on net profit and equity over a long-term period will be immaterial. The difference between N GAAP and US GAAP in 2002 is approximately 5,5 mill NOK when all off balance and on balance items are marked to market.

b) Pensions: In accordance with U.S. GAAP, the Company has implemented SFAS 87 as of January 1, 1989. The net differences between the Norwegian and U.S. GAAP net income and shareholders' equity related to pension accounting have been included in the reconciliation above.

The implementation of pension accounting is under US GAAP, SFAS 87, amortized over the estimated remaining average service period. Under N GAAP the effect has been charged directly to equity. In accordance with US GAAP the company has recorded an additional minimum liability, representing the excess of unfunded accumulated benefit obligation over the accrued pension liability. An intangible asset has been recognized to the extent of unrecognized prior service cost. Any additional minimum liability in excess of unrecognized prior service cost has been charged to equity (other comprehensive income) after tax. Gross additional minimum liability is 76,7 million NOK and the tax effect is 21,5 million NOK.

c) Restructuring charges: Nera has recognized restructuring expenses and write-down of assets in 2001 as part of a restructuring plan. Under US GAAP, EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring", certain criteria must be met to qualify as restructuring expenses. Not all of these criteria are required under N GAAP, including that the benefit information must be communicated to employees prior to the date of the financial statements. Consequently, restructuring charges not meeting these specific criteria have been included in the reconciliation above. All restructuring charges in 2002 meet the criteria specified in EITF 94-3.

d) Goodwill: One of the acquisitions in 2000 did not qualify as purchase of a business under US GAAP. The part of the purchase price not being allocated to other identifiable assets is expensed as purchased R&D (NOK 36,6 million). The investment was in 2001 written down as part of the restructuring program in the N GAAP financial statements, hence the difference (NOK 36,6 million) was reversed in 2001. Goodwill related to acquisitions (Nera Telecommunications Ltd., Singapore, as disclosed in footnote 6 above) after June 30, 2001 is not amortized under US GAAP in accordance with SFAS 142, "Goodwill and Other Intangible Assets". Amortization of goodwill totaling NOK 4,8 million is in the N GAAP income statement included in the line depreciation.

e) Capital lease: U.S. GAAP requires the capitalization of leases in which substantially all of the risks and rewards of ownership are transferred to the lessee. A lease is capitalized if it meets any one of the four stated criteria in accordance with SFAS 13.

Accounting principles are similar, but less prescriptive, under Norwegian GAAP.

f) Gain from subsidiaries equity transactions, disposal of shares in a subsidiary and minority interest: Under Norwegian GAAP, no gains from subsidiary's equity transactions and disposal of shares in a subsidiary are recognized. Under U.S. GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

Under Norwegian GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority. This allocation is not consistent with U.S. GAAP.

The following information relates to the issuance of subsidiary shares in 2002, under U.S. GAAP: Nera ASA reduced its ownership stake in Nera Electronics Ltd when Nera Electronics Ltd issued shares to minority shareholders for cash in July 2002 trough an initial public offering, reducing Nera's ownership by 9.1%. In particular, Nera Electronics Ltd issued 30 million shares in July 2002 at a price per share of 0,33 SGD. Nera did not participate in this issue, and Nera Telecomunications Ltd ownership was reduced from 100% to 90,9%. Imidiately after the initial public offering Nera Telecomunications Ltd reduced its ownership by selling additional 74,8 million shares at an average price of 0,287 SGD. Nera Telecomunications ownership was then reduced to 68,3 %. Total consideration received from minority shareholders was NOK 134 million and recognized gain under U.S. GAAP was NOK 97,9 million.

g) Difference intercompany receivables forward exchange rates: For US GAAP reporting purposes, Nera follows the provisions of SFAS 52, "Foreign Currency Translation". At December 31, 2002, Nera has entered into an intercompany loan with its independent entity in Venezuela that is not considered of a long-term investment nature. For US GAAP reporting, in accordance with SFAS 52, the Company recognized a gain of NOK 14 million from the translation process. For N GAAP this gain was not considered as foreign currency exchange exposure and hence no profit and loss effect.

h) Dividend: Under N GAAP, dividends are provided for in the fiscal year in which they are proposed by the Board of Directors. Under US GAAP, dividends are not accrued until approved and declared by the shareholders.

i) Deferred taxes: For US GAAP reporting purposes, Nera follows the provisions of SFAS 109, "Accounting for Income Taxes". In accordance with SFAS 109, Nera has recognized deferred tax assets and liabilities to reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or tax returns. Where it is anticipated that all or a portion of a deferred tax asset will not be utilized, a valuation allowance has been recorded against it.

At December 31, 2002, the Company has gross net operating loss carryforwards of 595 million NOK and other temporary differences of NOK 444,5 million. The losses and credits generally expire within a period of 9-10 years. In accordance with SFAS 109, a valuation allowance of NOK 269,3 million has been placed on the deferred tax assets, as realization is not considered more likely than not under USGAAP (due to accumulated loss position). For NGAAP the criteria for recording a deferred tax asset is based on expectations regarding future profit and the criteria for companies in a cumulative loss position is not the same as for USGAAP. This results in evaluation allowance is aprox. 120,0 million NOK for N GAAP.

Changes in valuation allowances for the year ended December 31, 2002

---------------------------------------------------------------------------
                                                     NOK in millions
---------------------------------------------------------------------------
Balance at the beginning of the year                       90,3
---------------------------------------------------------------------------
Changes in opening balance of valuation allowances        100,2
---------------------------------------------------------------------------
Other not recognized tax assets this year                  78,8
---------------------------------------------------------------------------
Balance at the end of the year                            269,3
---------------------------------------------------------------------------

In addition, equity and net loss is adjusted for the tax effects of differences between US GAAP and N GAAP above. Dividends have no tax effect. "Additional minimum liability", pensions, is recorded net after tax. Gain from subsidiary transactions is not taxable income due to the tax legislation in Singapore. Accordingly, these items are not included in deferred taxes above.

j) Comprehensive income and reconciliation of U.S. GAAP Shareholders' Equity

The changes in shareholders' equity from December 31, 1999 through December 31, 2002 on a U.S. GAAP basis are summarized as follows:

        (Amounts in NOK 1,000s)
--------------------------------------------------------
Shareholders' equity at December 31, 1999          983.2
                                                   -----
Issuance of shares                                 935.9
Changes in minimum pension liability                 1.4
Dividends                                          -19.6
Translation adjustments                              3.5
Costs of shares issued                             -41.8
Tax effect of shares issued                         11.7
Net income                                         108.6
Purchase of own shares                             -10.9
                                                   -----
Shareholders' equity at December 31, 2000          1,972
                                                   -----

Issuance of shares                                   5.2
Dividends                                          -27.2
Changes in minimum pension liability               -43.3
Translation adjustments                            -13.7
Purchase of own shares                             -26.8
Net income                                        -340.5
                                                 -------
Shareholders' equity at December 31, 2001        1,525.7
                                                 -------
Changes in minimum pension liability                -5.0
Translation adjustments                            -58.3
Purchase of own shares                              -2.8
Net loss                                          -190.1
                                                 -------
Change in accounting principles Singapore           -6.6
                                                 -------
Shareholders' equity at December 31, 2002        1,262.9
                                                 -------

The Company's total comprehensive income (loss), in accordance with U.S. GAAP is described in the table below:

                                             December 31          December 31           December 31
                                                2002                 2001                  2000
Net income (loss)                               -190.1               -340.5                108.6
Accumulated other comprhensive income
     Additional minimum liability                 -5.0                -43.3                  1.4
     Translation adjustment                      -58.3                -13.7                  3.5
Total other comprehensive income                 -63.3                -57.0                  4.9
Comprehensive income                            -253.4               -397.5                113.5

k) Stock-based compensation /options

In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

Nera has elected to follow Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. In accordance with U.S. GAAP, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known. When Nera ASA granted the stock options the number of shares was known at the grant date; however, the exercise price to be paid upon exercise was not known as the strike price increases by a percentage per month until exercised. Accordingly, variable plan accounting for these options applies under U.S. GAAP. However, no compensation expense has been recognized for US GAAP purposes as strike price exceeds the quoted market price of Nera's stock.

l) New U.S. Accounting Standards

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Nera will adopt EITF issue 00-21 on January 1, 2004.

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

SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged. We will adopt SFAS 143 effective January 1, 2003 and have not yet evaluated the effect upon an adoption.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity," which allowed recognition of a liability for exit and disposal activities upon management's intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Nera will adopt this statement for exit or disposal activities initiated after January 1, 2003.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." This Statement amends SFAS No. 123, "Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Standard are effective for fiscal years ending after December 15, 2002. Since Nera are en Item 17 filer no additional disclosures are necessary.

In May 2003 the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has not evaluated what impact, if any, adoption of the Statement will have on the Group's consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

In November 2002, FASB issued Interpretation (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation clarifies certain elements related to measurement and disclosure of guarantees, including product warranties. The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. Nera will determine the impact of (FIN) 45 during preparing the 2003 20-F filing.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The company does not believe that the adoption of FIN 46 will have a material impact on the financial position, results of operations or cash flows of the Company.

31                               Subsequent events

         Effective March 26, 2003, Nera Telecommunications Ltd signed an agreement with Mediacorp TV Singapore Pte Ltd (MCTV) to terminate its joint agreement and to sell its 20% share in TV Mobile to MCTV for a consideration of SGD 1,5 mill. The gain on the disposal is equal to the transaction amount.

         ITEM 18.          NOT APPLICABLE

         ITEM 19.          EXHIBITS

Exhibit
Number                                    Description of Exhibits
------                                    -----------------------
99.1              Certifications by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 302 of the Sarbanes-Oxley Act of 2002.

99.2              Certifications by Bjorn Olafsson, Executive Vice President and
                  Chief Financial Officer, required by Section 302 of the
                  Sarbanes-Oxley Act of 2002.

99.3              Certification by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 906 of the Sarbanes-Oxley Act of 2002.

99.4              Certification by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                NERA ASA

                                                /s/  Bjorn Ove Skjeie
                                                --------------------------------
                                                Name: Bjorn Ove Skjeie
                                                Title: President

Date: June 26, 2002

         INDEX TO EXHIBITS

Exhibit
Number                                       Description of Exhibits
------                                       -----------------------
99.1              Certifications by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 302 of the Sarbanes-Oxley Act of 2002.

99.2              Certifications by Bjorn Olafsson, Executive Vice President and
                  Chief Financial Officer, required by Section 302 of the
                  Sarbanes-Oxley Act of 2002.

99.3              Certification by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 906 of the Sarbanes-Oxley Act of 2002.

99.4              Certification by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.