Form 20-F
period 2003-12-31
NERA ASA
filed 2004-06-30
CIK 946678

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

                                             Yes [X]         No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                             Item 17 [X]     Item 18 [ ]

                                TABLE OF CONTENTS

PART I       ........................................................................................   2
      ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................   2
      ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................................   2
      ITEM 3.      KEY INFORMATION...................................................................   2
      ITEM 4.      INFORMATION ON THE COMPANY........................................................   9
      ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................  32
      ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................  49
      ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................  57
      ITEM 8.      FINANCIAL INFORMATION.............................................................  58
      ITEM 9.      THE OFFER AND LISTING.............................................................  59
      ITEM 10.     ADDITIONAL INFORMATION............................................................  60
      ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................  68
      ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................  70
PART II      ........................................................................................  70
      ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................  70
      ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS....  70
      ITEM 15.     CONTROLS AND PROCEDURES...........................................................  70
      ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT..................................................  71
      ITEM 16B.    CODE OF ETHICS....................................................................  71
      ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES............................................  71
      ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES........................  72
      ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS............  73
PART III     ........................................................................................  73
      ITEM 17.     FINANCIAL STATEMENTS..............................................................  73
      ITEM 18.     NOT APPLICABLE.................................................................... 109
      ITEM 19.     EXHIBITS.......................................................................... 109

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

         A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data have been derived from our consolidated financial statements, which have been audited by Arthur Andersen, independent accountants, for the years ended December 31, 1999, 2000 and 2001 and by Ernst & Young for the year ended December 31, 2002 and December 31, 2003. Effective May 1, 2002, and subsequent to completion of the audit of our consolidated financial statements for the year ended December 31, 2001, Arthur Andersen and Ernst & Young in Norway merged their activities. Effective as of that date, Arthur Andersen in Norway became part of the international organization of Ernst & Young. You should read the selected consolidated financial data for each of the years presented in conjunction with, and they are qualified in their entirety by reference to, the selected consolidated financial statements, including the notes thereto, that are included in Item 17 below. Nera Telecommunications Ltd. (known as NeraTel), our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1, 1999 and starting again on December 1, 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated in our financial statements. Due to the different accounting treatment of NeraTel during the periods presented, our results for these periods are not comparable. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

         Unless otherwise indicated, our consolidated financial data are stated on the basis of Norwegian GAAP, which varies in certain respects from U.S. GAAP. The differences between Norwegian GAAP and U.S. GAAP that are significant to our consolidated financial statements for 2001, 2002 and 2003 for the reconciliations of net income/loss and shareholders' equity from Norwegian GAAP to U.S. GAAP for 2002 and 2003 are explained in note 31 to the consolidated financial statements in Item 17 below.

                                                                        YEAR ENDED DECEMBER 31,
                                               1999           2000          2001           2002           2003            2003
                                             --------       -------       --------       --------       --------      -----------
                                                NOK           NOK           NOK            NOK            NOK            U.S.$
                                                                                                                      (UNAUDITED)
                                                                             (IN MILLIONS)
OPERATING REVENUE
Sales.................................        2,765.7       2,549.8        2,893.3        2,444.8        2,252.7           337.9
Cost of materials.....................       -1,068.0        -966.6       -1,411.1       -1,285.6       -1,198.9          -179.9
Changes of inventory of work in
     Progress and finished goods......          -19.3         -37.3           54.8          -24.2           10.7             1.6
Payroll expense.......................         -657.3        -649.6         -722.8         -679.8         -617.2           -92.6
Depreciation..........................          -58.7         -66.9          -87.9          -83.5          -79.8           -12.0
Other operating expense...............         -786.0        -724.9         -894.4         -505.0         -392,9           -58.9
Operating income (loss) before
     Restructuring gain and loss......          176.4         104.5         -168.1         -133.3          -25.4            -3.8
Restructuring gain and loss...........          112.8            --         -264.0          -11.1          -28.3            -4.2
Operating income (loss)...............          289.2         104.5         -432.1         -144.4          -53.7            -8.1
Net financial items...................            7.6          88.8          -16.2          -17.8          -37.0            -5.6
Income (loss) before taxes............          296.8         193.3         -448.3         -162.2          -16.7            -2.5
Income (loss) tax expense.............          -89.2         -57.0           81.3           33.7          -13.0            -2.0
Net income (loss).....................          207.6         136.3         -367.0         -128.5          -29.7            -4.5
Profit/loss after minority interests..          207.6         136.3         -370.7         -145.0          -52.7            -7.9
Earnings per ordinary share (basic)...           2.16          1.22          -3.02          -1.19          -0.43           -0.06
Earnings per ordinary share (fully
     diluted).........................           2.15          1.22          -3.02          -1.19          -0.43           -0.06
Cash dividends declared per
     ordinary share...................            0.0          0.22             --             --             --              --


                                                                        YEAR ENDED DECEMBER 31,
                                               1999           2000          2001           2002           2003            2003
                                             --------       -------       --------       --------       --------      -----------
                                                NOK           NOK           NOK            NOK            NOK            U.S.$
                                                                                                                      (UNAUDITED)
                                                                             (IN MILLIONS)
Approximate amounts in accordance
with US GAAP

Net income/loss.......................          188.7         108.6         -340.0         -190.1         -106.7           -16.0
Basic earnings per share..............           1.96          0.97          -2.77          -1.56          -0.88           -0.13
Diluted earnings per share............           1.96          0.97          -2.77          -1.56          -0.88           -0.13

SELECTED CONSOLIDATED
BALANCE SHEET DATA
Amounts in accordance with Norwegian
GAAP

Cash and cash equivalents.............          481.5       1,320.3          899.5          795.8          830.1           124.5
Short term receivables................        1,038.4       1,171.7        1,156.8          803.9          796.9           119.5
Short term investments................            2.3            --             --             --             --              --
Inventories...........................          309.3         269.1          534.7          382.9          293.3            44.0
Long term receivables and others......          271.3         396.1          219.9          161.5          134.7            20.2
Intangible assets.....................           28.8         141.4          137.2          216.6          211.2            31.7
Property, plant and equipment, net....          141.2         178.6          268.1          199.1          158.8            23.8
Total assets..........................        2,272.8       3,477.2        3,216.2        2,559.8        2,425.0           363.8

Current liabilities...................          968.3       1,198.8        1,386.3          855.2          812.0           121.8
Long-term liabilities.................          335.0         301.4          101.8           92.0           93.5            14.0
Shareholders equity...................          969.5       1,977.0        1,728.1        1,612.6        1,519.5           227.9
Total liabilities and shareholders'
equity................................        2,272.8       3,477.2        3,216.2        2,559.8        2,425.0           363.8

Approximate amount in accordance with
US GAAP

Shareholders' equity..................          983.2       1,972.0        1,525.7        1,264.8        1,131.1           169.7

         We publish our consolidated financial statements in Norwegian krone. References herein to "U.S. dollars," "USD" and "$" are to U.S. dollars, and references to "Norwegian krone" and "NOK" are to the currency of the Kingdom of Norway. For the convenience of the reader, this annual report contains translations of certain Norwegian krone amounts into U.S. dollars at the rate of NOK 6.666 = $1 ($0.1500 = NOK 1), the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. On June 17, 2004, such rate was NOK 6.93 = $1 ($0.14 = NOK 1). These translations should not be construed as representations that the Norwegian krone amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" include a discussion of the effects of fluctuations in exchange rates on our financial results.

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Norwegian krone against the U.S. dollar, based on the noon buying rate and expressed in Norwegian krone per U.S. dollar. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

YEAR ENDED DECEMBER 31               NORWEGIAN KRONE PER U.S. DOLLAR
----------------------      ------------------------------------------------
                            PERIOD-END       AVERAGE        HIGH        LOW
CALENDAR YEAR                  RATE           RATE
-------------                  ----          --------
1999                           8.01            7.81         8.10        7.11
2000                           8.80            8.81         9.56        7.93
2001                           8.97            9.00         9.45        8.54
2002                           6.95            8.00         9.14        6.97
2003                           6.67            7.08         7.66        6.64

         The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

                                    NORWEGIAN KRONE PER U.S. DOLLAR
                            ------------------------------------------------
                            PERIOD-END
          MONTH                RATE                  HIGH               LOW
          ------               ----                  ----               ---
December 2003                  6.67                  6.83              6.65
January 2004                   7.02                  7.07              6.66
February 2004                  7.05                  7.07              6.84
March 2004                     6.86                  7.14              6.82
April 2004                     6.87                  7.00              6.82
May 2004                       6.73                  6.97              6.70
June 2004 (until June 17)      6.93                  6.92              6.65

         On June 17, 2004, the noon buying rate of Norwegian krone per U.S. dollar was NOK 6.93 = $1.00.

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

         Since 2001 there has been a significant downturn in economic conditions in the world generally, exacerbated by the September 11 terrorist attacks on the U.S., and in the telecommunications industry in particular. We have recognized that the global economic downturn was deeper and has lasted longer than we had previously expected. Many telecommunications companies have not achieved their financial and operating goals and have been unable to obtain additional financing to run their business and to acquire equipment from us and other providers. Accordingly, many of these companies are seeking to reduce the level of their expenditures and some have sought bankruptcy protection. The financial difficulties experienced by the telecommunications industry may diminish our ability to obtain additional capital and may require us to consider undertaking further restructurings to reduce costs in addition to the restructuring we already carried out in 2001, 2002 and 2003.

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

         The technology underlying our products is subject to significant and rapid changes. Because of the significant technological changes that have taken place in the telecommunications industry and those that may occur in the future, our business is dependent on whether we can design, develop, manufacture and market competitive products in a timely manner. As a result, our activities require significant expenditure on research and development, which has accounted for approximately 10% and 8% of our sales, not including grants from the Norwegian government, in 2002 and 2003, respectively. We have significantly decreased our research and development expenditure in 2003, as compared to each of 2002 and 2001, because more of our customers covered research and development expenses as part of our projects during that period. Any prolonged delay, technical impossibility of completion or substantial cost overruns in our research and development efforts, as well as insufficient funding of research and development activities, could impair our ability to introduce new products, which could adversely affect our results of operations.

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

         Every year, we enter into a number of major contracts, each of which has many milestone requirements we must meet. If our customers experience delays in our performance under these contracts, they can make contractual claims against us and our project costs would be increased. We may also be subjected to warranty claims with respect to repairs and upgrades relating to the high technology products we manufacture. In addition, we are dependent on our regular use of subcontractors for various projects. We are generally responsible for ensuring that the subcontractors supply products or services timely and correctly. While we attempt to use back-to-back contracts, as well as establish long-term relationships with significant suppliers and identify alternative supply sources, there is no assurance that these strategies will be successful. Our failure or the failure of our subcontractors to deliver satisfactory performance to the customers, as well as assertion against us of guarantee claims relating to our products, may have a material adverse effect on our business.

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

         WE ARE DEPENDENT ON OUR SIGNIFICANT INTERNATIONAL OPERATIONS, WHICH FACE UNIQUE OBSTACLES AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Sales of products delivered to customers outside of Norway represented approximately 86.2% of our total sales in 2003 as compared to 88.7% of total sales in 2002. We made a substantial portion of our sales in Europe, Asia and America. Various international risks could negatively impact our international operations, which could have a material adverse effect on our revenues, access to capital and market position. Our international sales and manufacturing operations are subject to the risks normally associated with international operations, including:

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

            -     imposition of tariffs,

            -     limitations, including taxes, on the repatriation of earnings,

            - greater difficulty enforcing intellectual property rights and weaker laws protecting such rights,

            - complications in complying with laws in varying jurisdictions and changes in governmental policies,

            - concentration of credit risk of customers and Nera's own credit risk, which may be increasing due to the present trend of concentration around major units in the international telecommunications industry,

            - natural disasters and the greater difficulty and expense in recovering therefrom, and

            -     transportation delays and interruptions.

         WE ARE EXPOSED TO CURRENCY FLUCTUATIONS WHICH INFLUENCE OUR COMPETITIVE POSITION AND OUR REVENUES REGARDLESS OF THE MARKET ACCEPTANCE OF OUR PRODUCTS AND THE SALES EFFORTS OF OUR EMPLOYEES AND BUSINESS PARTNERS.

         As an international group, we are exposed to major exchange fluctuations between currencies. Changes in the relative strengths of different currencies affect our competitive positions and our revenues. Our foreign exchange policy is based on utilizing financial instruments to balance the difference between accounts receivable and liabilities in foreign currencies, however, no assurance can be given that this policy will ultimately be successful. "Item 5. Operating and Financial Review and Prospects -- Operating Results" and " -- Liquidity and Capital Resources" contains a description of the effect of currency fluctuations on our financial results.

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

         In 2002 we decided that further restructuring was necessary as the market conditions continued to be weak. As a result, we discontinued all production within Nera, Ltd., our unit in Great Britain. The related restructuring cost is described in Item 5 -- Operating and Financial Review and Prospects and in Note 12 to the Financial Statements in item 17.

         In 2003 a restructuring of the supply chain in Nera Networks AS has been carried out. This has resulted in dismissals and early retirement. Also in 2003 a restructuring of the Boston activities has been carried out. For more information, please see Item 5 -- Operating and Financial Review and Prospects and Note 12 to the Financial Statements in Item 17.

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

         Management of Nera expects to continue addressing market conditions that remain weaker than its earlier estimates and to continue reducing product costs during the remainder of 2004 and 2005 by entering into more favorable purchase agreements and simplified technical solutions. Management has also announced that it will assess the production locations, the global sales structure and the level of development costs.

         B.       BUSINESS OVERVIEW

         INTRODUCTION

         We design, develop, manufacture, market and sell wireless telecommunications equipment and systems. We have organized our business into the following three segments:

            - TRANSMISSION NETWORKS - This business area provides radio link equipment and systems, antenna systems and turnkey telecommunications transmission networks in the 2GHz to 38GHz frequency and from the low capacity ranges (from two to 34 megabits per second also referred to as PDH) to the high capacity (from 34 to 620 megabits per second, also referred to as SDH) ranges. We sell primarily to original equipment manufacturers such as Ericsson, Lucent, Nokia and Nortel Networks and to public telecommunications providers and private network operators. We have been in this business since the early 1950s and we believe that we currently have an approximate market share of 5% of the world's radio link market, 1% of the PDH world market and approx. 15% of the SDH world market. Transmission networks accounted for 52.8% of sales in 2003, 54.9% in 2002 and 76.8% in 2001. As at December 31, 2003, transmission networks accounted for 55.5% of our backlog. Our transmission networks backlog has been stable during 2003.

            - SATELLITE COMMUNICATIONS - This business area provides satellite communication equipment to professionals and consumers for use on the seas as an alternative to terrestrial networks where those networks do not meet the requirements of the user and in remote locations where land-based wireless mobile communications are not available. We have been in this business since the early 1970s and are the market leader for microwave radio relay systems, mobile satellite terminals, and land earth stations used in the International Maritime Satellite Organization's global satellite communications system, generally referred to as INMARSAT. Satellite communications accounted for 25.6% of sales in 2003, 25.2% in 2002 and 20.7% in 2001. In 2003, satellite communications accounted for 24.4% of our backlog. During 2003, our satellite communications backlog has declined.

            - WIRELESS BROADBAND ACCESS - We expanded into this business area in the first quarter of 2000 by acquiring a company that was developing the Velocity 2000 radio link equipment for point-to-multipoint wireless transmission, referred to as a local multipoint distribution systems, or LMDS. To date, this business area has not contributed materially to our sales (2.8%), and the reduction in our wireless activities resulted in restructuring charges in 2001. We expect the remainder of our terrestrial wireless broadband access operations to become part of our transmission networks business area in the future. Due to current slowdown in the broadband market, we restructured our broadband operations by moving the satellite activities to Nera Broadband Satellite AS, our subsidiary. Broadband communications via satellite provide efficient access to the entire spectrum of broadband services, including those areas which are not connected to the cable networks due to their location or because they are sparsely populated. Nera's satellite broadband solutions are based on the highly cost-effective DVB-RCS (Digital Video Broadcasting - Return Channel via Satellite) standard, which is gaining an increasingly stronger foothold as the global standard for two-way broadband communications via satellite.

         In addition to these main three business segments, we also own a 50.18% interest in NeraTel, a public company in Singapore. NeraTel contributed 29.8% to our sales in 2003, of which 14.5% is reported under the business areas Transmission Networks and Satellite Communications described above. The remaining 15.3% represents Contract Manufacturing and IT-business. We increased our ownership interest in NeraTel on November 28, 2001 and, as a result, NeraTel's sales of the month of December, 2001 were the only sales included in our income statement for the year 2001. Following a discussion of our strategy, we describe each of our three business areas, NeraTel, our suppliers, our customers, product warranty and service, backlog, sales, marketing and distribution, intellectual property, competition and the regulation we are subject to.

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

         We market our equipment and systems worldwide from our facilities in Norway and through our network of subsidiaries, sales offices, local agents and distributors. During 2003, we have experienced a stabilization in the demand for our products as compared to 2002. In 2003, sales of products delivered to customers outside of Norway represented approximately 86.4% of our total sales. Our important markets outside Norway include Asia (principally Philippines, Malaysia, Thailand, Indonesia and Singapore) with 35.8%, continental Europe (principally France, Italy, Poland, Russia, Sweden and Germany) with 21.2%, North America and South America with 19.7% and the United Kingdom, with 5.4% of sales.

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

         Revenues generated from the transmission networks business area were approximately NOK 1,189 million ($ 178 million) (52.8% of total sales) in 2003, NOK 1,343 million ($193 million) (54.9% of total sales) in 2002 and NOK 2,222 million ($247 million) (76.8% of total sales) in 2001.

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

         Our largest customers for transmissions systems in terms of contract amount over the past three years have been NODECA (Norway), NTL (Australia), Globe Telecom (Philippines), IUSACELL (Mexico), and Ericsson (Jamaica). In addition, we have an original equipment manufacturers agreement with Lucent Technologies, Nokia and Ericsson for the supply of SDH microwave radio transmission systems for Lucent's transmission projects worldwide. We hope to be able to capitalize on a possible trend indicated by these system integrators toward outsourcing the responsibility of development of larger sections of mobile networks. The sale of radio links has roughly the same geographical spread as our total sales, but with a somewhat larger share in Latin America. For more information regarding our sales by geographical destination, please see "-Sales, marketing and distribution."

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

         We supply turnkey telecommunications transmission networks, principally to telecommunications providers and utilities in the Indian subcontinent, the Middle East, Southeast Asia, Latin America and Africa. Our two most important turnkey projects in 2003 were in the Philippines and Jamaica.

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

         We manufacture our antenna systems with components from our suppliers. Power supplies, masts and installation materials are purchased from approved suppliers, usually local regional producers, by competitive tender. In 2003, our principal customers for antenna systems were the microwave radio products and antenna systems divisions of our transmission networks business area, Terra.com (Sweden) and FMV (Sweden).

         Future Prospects

         2003 was a weak year for telecom equipment vendors in general and for Nera's Transmission business as well. Partly, this was due to weak macroeconomic development (e.g. recession in Latin America). In addition, the large in debtedness of many large telecom operators worldwide - Europe and US operators in particular - contributed to a decline in telecom capital spending. The investment tightening was justified in view of the reduction in mobile subscriber growth that we witnessed during the year - and in view of the fact that the technology for next-generation mobile systems was not yet available. The mobile market growth has been the dominant factor behind telecom infrastructure market growth in the recent years. Some regions were less affected by the downturn in 2003. Parts of Eastern Europe experienced a strong growth in mobile subscribers - which contributed to continued growth in mobile infrastructure in this region. The same is true for parts of Asia-Pacific - primarily South East Asia.

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

         We are also involved in continued developments within the INMARSAT system to provide lighter and smaller terminals for high-speed data transfer via mobile terminals. We have carried out research and a number of studies in this area and we believe that we are well positioned to become a supplier of this type of terminal. Our efforts in this area were recognized in April 2002, when we entered into an agreement with INMARSAT to develop terminals for the next generation INMARSAT satellite. The agreement contemplates our design, development and production of light weight and advanced high data rate terminals for the new INMARSAT Broadband Global Area Network, or BGAN. The new terminals are expected to meet users' need for ease of use and increased data capacity at speeds up to 422/110 kbit/s. We expect to launch the INMARSAT-4 satellites during 2005, and we anticipate that the BGAN network to be compatible with the earthbound UMTS/IMT-2000 (3G) networks currently being built. However, no assurances can be given that we will be able to develop or successfully launch these products.

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

         Our sales from satellite communications amounted to approximately NOK 577 million ($87 million) (25.6% of total sales) in 2003, NOK 617 million ($77 million) (25.2% of total sales) in 2002, and NOK 599 million ($66 million) (20.7% of total sales) in 2001. Satellite terminals and land earth stations represented approximately 75% and 25% of satellite communications sales in 2003.

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

[PHOTO OF EVOLUTION OF SATELLITE TERMINALS]

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

      The WorldPhone is our INMARSAT Mini-M satellite terminal. The WorldPhone utilizes the Mini-M systems spot-beam technology to target users operating mostly outside the range of terrestrial and cellular networks. We began commercial production of this product in early 1997 in response to orders for over 3,000 WorldPhones received by the end of 1996, and we sold approximately 2,000 units in 2003. While WorldPhone is a mature product for us, we expect it to remain part of our product offering also during 2004 and 2005. The WorldPhone Marine offers telecommunications via the Mini-M system that uses spot-beam technology to cover the major ocean regions. Based on INMARSAT registration data, we are one of the market leaders in terms of sales volume for INMARSAT Mini-M satellite terminals.

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

      Our World Communicator is a terminal for the INMARSAT Global Area Network digital service that we have been selling since the second quarter of 2000. In 2003 we sold 2,520 units as compared to 2,040 units in 2002.

      Our INMARSAT M products include fixed applications for digital voice, facsimile and data capabilities for users of smaller ship-borne and land mobile terminals, such as our Marine Saturn Mm, which provides comprehensive marine communications services for vessels not obliged to meet full International Maritime Organization, or IMO, carriage requirements via INMARSAT M.

      In 2003 Nera completed its Inmarsat Fleet portfolio and is now able to ofer mobile communications products which have been adapted to suit all types of vessels. The Fleet products provide advanced data communications via the MPDS (Mobile Packet Data Service), which will be vitally important for reducing the costs incurred in respect of satellite communications.

      In 2003, the marine market accounted for approximately 44% of our satellite terminal sales. The owners of larger commercial vessels and navy fleets are our principal customers, for which we also supply, assemble and install complete ship-borne telecommunications systems.

      Land mobile and portable terminals accounted for approximately 56% of our total satellite terminal sales in 2003, as compared to approximately 44% of our total satellite terminal sales in 2002 and 52% in 2001. We sell land mobile terminals primarily to distributors in Europe and North America, for use in overseas areas with less developed telecommunications infrastructures or in areas experiencing natural or political emergencies, and in the states of the former Soviet Union. In the land mobile market, our principal customers are governmental organizations, U.N. organizations, news agencies and various aid and rescue organizations operating in developing countries.

      We outsource manufacturing of our satellite terminals to Flextronics as described more fully under "Suppliers and Manufacturing" , see page 25.

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

      To date, most of the satellite communications products and solutions developed by us have been designed for the INMARSAT system, currently the leading satellite-operator for global mobile personal communications systems. Since we delivered our first INMARSAT-A gateway in 1982, we have introduced successive product generations for the INMARSAT C, B, M, Mini-M and Aero systems. In 1999, we launched the INMARSAT M4 global area network gateways. Our sales of gateways were NOK 141 million ($21 million) in 2003, NOK 209 million ($26 million) in 2002 and NOK 174 million ($19 million) in 2001. INMARSAT has a total of 266 earth stations in its network globally. We sell our products to operators of land earth stations, or LES, and believe we are the biggest vendor of existing systems in the INMARSAT market with a global market share of slightly more than 50%. The INMARSAT network now serves 266 ocean regions, of which we have delivered systems for 172 ocean stations. For purposes of these numbers, we consider INMARSAT M and INMARSAT B as one system.

      During the past few years, there has been a further consolidation among LES operators in the INMARSAT market. Some of these operators have either moved their traffic to other LES sites or left the business and sold their customer base to other operators. As a consequence, several sites have been closed down. In spite of consolidation and its effects, we have increased the number of LES operators we do business with, and we expect a further increase for 2004.

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

      Design and development of our gateways take place mainly at our facilities in Oslo, Norway while manufacturing is currently outsourced to Flextronics as described more fully under "Suppliers and Manufacturing" see page 25. Marketing, and distribution and sales is mostly geared towards direct sales to customers and to a lesser extent through other business areas. However, satellite terminals and satellite telephones are sold primarily through a worldwide third-party distribution network. The business is co-ordinated across our various subsidiaries and regional offices, which market and distribute the products. For more information regarding our sales by geographical destination, please see "-Sales, marketing and distribution."

      For information regarding our satellite broadband activities, please see "-Broadband Access" below.

      Future prospects

      The unstable geo-politic situation in most of the world has resulted in a better outlook for satellite communications markets especially during the first part of 2003. However, it remains uncertain whether this development will continue - and if so, for how long. Nera's recent success in the satellite communication area are not only attributable to better market conditions but also to sales of land-based and marine products that were introduced in early 2002. We believe that innovations to Nera's land-based and maritime products position us for changes in customer demand and increased competition.

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

      In late 2001, following a revision of our expectations for the wireless broadband area, we divided our broadband activities by transferring our satellite broadband activities to a separate subsidiary, called Nera Broadband Satellite AS incorporating the fixed wireless access activities into Nera Networks.

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

      Since 2001, we are participating in an LMDS project piloted in Svolvaer, Norway. The project's goal is to develop a quality broadband package based on our advanced and unique radio technology. Initial LMDS pilot tests were successful, and the project has continued in collaboration with Telenor, the Norwegian national telephone operator until the present.

      After signing the first agreement to develop a wireless broadband network for the municipal center Kyrksaeterora in Hemne, Norway, in the fall of 2001, we have won several contracts both nationally and internationally within this area. In the beginning of 2002, we agreed with BaneTele, a net work operator in Norway, to provide wireless broadband solutions to their customer-base, mainly the utility-companies in Norway. By mid 2003 we have delivered broadband wireless solutions to more than 50 projects in our home market. We have also established business within this area southern Europe and in South East Asia with installation in the Philippines, Indonesia and Malaysia, in Latin America and the Caribbean and intend to expand into Africa. All of these solutions are based on a combination point to multi point radio from OEM-partners and our own point to point access radio and network management system. We expect that about 50 per cent of our revenue within this area will come from our foreign operation in 2003.

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

      The broadband via satellite market grew considerably in 2003. Nera believes that it holds a strong position in this market, with projects on several continents. In 2003, Nera supplied 18 land earth stations to the proprietary Shinsat system in Asia. Nera has also won major contracts in Fiji. The Spanish company Hispasat employs Nera's solutions in its offer of broadband IP services in Spain, Portugal, North and South America. The contract with the Brazilian satellite operator Hispamar entered into in December, 2003 also contributed to the company's strong position, Nera supplied the land earth station, terminals and services which will give several Latin-American countries broadband access in 2004.

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

      In addition to conducting our daily operational activities, Nera Finans has historically also been responsible for our sales support financing program, which provided some of our customers with credit through the financial markets in Norway and abroad, provided guarantees to other credit institutions or provided our direct participation in the form of leasing, loans, and, in some cases, by purchasing equity. During 2003, we did not provide for any material credit to new customers but limited our activity in this area to managing our existing financing programs. At December 31, 2003, Nera ASA had a total of approximately NOK 50 million ($7.5 million) in loans outstanding to customers in connection with the financing of various projects

      One loan to customers is individually large enough to merit a separate discussion. In October 1997, Nera Finans AS provided financing of $5.9 million to CNH Communications de Venezuela, or CNH, in connection with an order for radio link equipment for the purchase of such equipment. Through a series of transactions and events, including bankruptcy proceedings for CNH's parent in the United States, the nominal value on the loan is currently approximately $10 million. Nera has made provisions regarding this loan. Some of this amount is collateralized by the equipment we delivered. CNH, however, continues to encounter financial problems, primarily due to the political and economical situation in Venezuela. It is highly uncertain whether we will recover the amounts outstanding on our loan but we continue to actively monitor CNH's efforts to improve its financial situation and are working with CNH on alternative financing methods.

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

      We outsource the manufacturing of our satellite communications terminals to Flextronics and use Kitron as an alternative manufacturer. We use the same suppliers for manufacturing relating to our transmission networks business if we do not have sufficient manufacturing capacity ourselves. In connection with the sale of our production facilities in Oslo to Flextronics in May 2000, we entered into a number of agreements setting forth the scope of our long-term cooperation and of manufacturing by Flextronics of various products for our business. These agreements are generally on terms standard in the industry, have initial terms of three years (subject to one-year renewals) and can be terminated by either party with notice, and by us due to quality concerns. During each year of the three-year initial term, we must use Flextronics' Oslo facility to manufacture products with a minimum value of NOK 200 million, NOK 180 million and NOK 140 million, respectively. We have met the thresholds for the three year initial term. Flextronics must dedicate a certain amount of resources to us. Our relationship with Kitron is governed by two frame agreements, which are also generally on terms standard in our industry.

      CUSTOMERS

      From 2001 through 2003, our principal customers have included the Norwegian Defense Communications Agency (Norway), Ericsson (Poland, Mexico, Morocco and Brazil), Telefonos de Mexico (Mexico), IUSACELL (Mexico), Promon Electronica Ltda. (Brazil), Telenor (Norway), British Telecom PLC, Telcel (Venezuela), Lucent

Technologies (Peru, India, Czech Republic and Saudi Arabia), NTL (Australia), Globe Telecom (Philippines), Datang (China), ITI (India), Microcell Links (United Kingdom), National Logistics Cell (Pakistan), Telecom Italia (Italy), Hong Kong Telecom (Hong Kong), Total Access Communications (Thailand), Telkomcell (Indonesia) and Singapore Telecommunications Ltd. (Singapore). All of the Ericsson entities, taken together accounted for approx. 12% of all sales in 2001. No single customer accounted for 10% or more of our sales in 2002 and 2003. However, all of the Ericsson entities, taken together, accounted for approximately 9% of our sales in 2003.

      PRODUCT WARRANTY AND SERVICE

      Although the terms of specific warranties vary, we typically warrant the performance of our goods for a period of one year following acceptance of such goods and/or two years following the shipment of such goods. We generally agree to perform all warranty work at our own expense, including parts, labor and miscellaneous cost, such as travel to the site of repairs, shipment of goods to us and insurance. When carrying out our contracts, we typically post a warranty bond, usually in the amount of 10% of the total value of a contract, at the time of provisional acceptance of goods by the customer. Once the customer has utilized the goods for one year, the customer takes final acceptance and the warranty bond is canceled. We generally guarantee that we will stock spare parts for the goods sold for periods ranging from five years through fifteen years, depending upon the specific terms of the particular contract. At the end of 2003, our reserve for warranty claims amounted to approximately NOK 39.2 million ($5.9 million).

      In addition, we issue bid and performance bonds in connection with many of our contracts, which may be called by customers in certain circumstances, such as where there is a major default in our performance of a contract. As of December 31, 2003, we had approximately NOK 130.9 million ($19.6 million) of bid and performance bonds outstanding. We have experienced no material losses to date in relation to any calling of performance bonds.

      BACKLOG

      The following table indicates the amount of unfilled customer orders for our products on December 31 of each of the years presented:

             1999     2000      2001      2002      2003
             ----    ------    ------    ------    ------
                         (NOK IN MILLIONS)
Backlog       998     1,158     1,023       908       784

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

      Our backlog increased during 2000 due to improved market conditions primarily for our transmission networks products and to a lesser extent for satellite communications products. Our backlog decreased during 2002 and 2003 due to the global economic slowdown in general, and its adverse effects on the telecommunications equipment market, in which we operate, in particular.

      We believe that approximately 95% of our backlog as of December 31, 2003 will be shipped during 2004.

      SALES, MARKETING AND DISTRIBUTION

      We have invested significant resources in order to expand our international market presence through the establishment of our own distribution network in regions where we have previously sold products through local agents. We have wholly or partially owned subsidiaries in Norway, the United Kingdom, Germany, Singapore, Hong Kong, Brazil, Colombia, Mexico, Venezuela, India, and the United States, and market our products in over 70 countries. We have sales offices, or representatives, in: Moscow, Russia; Warsaw, Poland; Jakarta, Indonesia; Islamabad and Lahore, Pakistan; Johannesburg, South Africa; Beijing, China; Hanoi, Vietnam; Madrid, Spain; Amman, Jordan; Manila, the Philippines; Bangkok, Thailand; Kuala Lumpur, Malaysia; Dubai; United Arab Emirates, Lucca, Italy and Buenos Aires, Argentina. In 1999 and 2000, we focused our marketing efforts on strengthening our subsidiaries in Latin America and our sales offices in Asia by increasing the number of sales engineers. During 2001, we opened new offices in Prague, the Czech Republic; Sydney, Australia; and Madrid, Spain. In 2002 and 2003, we did not make any changes to our international market presence.

      The figures below show the geographical distribution of our orders received and sales in 2003.

                              ORDERS RECEIVED FROM GEOGRAPHICAL    SALES BY GEOGRAPHICAL
                                     DESTINATION IN 2003            DESTINATION IN 2003
                              ---------------------------------    ---------------------
                                         (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Asia......................            661            30.6%              806      35.8%
Americas..................            518            24.0%              443      19.7%
Rest of Europe............            485            22.5%              478      21.2%
Norway....................            294            13.6%              310      13.8%
United Kingdom............             71             3.3%              123       5.4%
Oceania...................             65             3.0%               39       1.7%
Africa....................             64             3.0%               54       2.4%
   Total..................          2,158             100%            2,253       100%
                                    -----            ----             -----      ----

      Transmission networks

      We distribute our transmission equipment and systems through direct marketing from Norway and through our regional sales offices and subsidiaries, as well as through selected agents. In recent years we have has set up a number of sales and representative offices in various countries in order to strengthen our local presence. Sales of equipment for radio link systems and turnkey networks may also be made through other telecommunications network suppliers such as Lucent Technologies, Nokia, Nortel Networks and Ericsson. Our sales force consists of engineers and other employees involved in the sales process based in Norway and in various regional offices. Our sales representatives work with customers and our engineering and manufacturing personnel to configure systems to meet specific customer requirements.

      We market our microwave radio transmission equipment and systems throughout the world, principally in Southeast Asia, Norway, the United Kingdom, several countries in Western Europe, selected markets in eastern Europe (principally the Czech Republic, Poland, Romania and Russia), China, Latin America, the Indian subcontinent and sub-Saharan Africa.

      We expect that our CityLink and InterLink products, which also are available for the SONET standard used in the United States, may present new opportunities for us in the U.S. and Canadian markets.

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

      We believe that the market for radio link systems (radio equipment with accompanying third-party equipment and services) amounts to around USD 3 billion. Worldwide, three suppliers are each believed to have approximately 10 - 15% of the market (Ericsson, Alcatel and Siemens), while five to eight suppliers, including us, are believed to have market shares of approximately 5% to 8%. The other players in the transmission market are each believed to have market shares of approximately 2%.

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

      Future prospects

      Due to the uncertainty surrounding the world economy and the telecommunications industry and related adverse effects on financial investments in this area, as well as overproduction in some sectors and pressure on prices of products similar to ours, we do not forecast any overall growth for our products in our markets during 2004. We had hoped to see a gradual increase in investments in the telecommunications sector resulting in part from the launch of the next generation mobile, or 3-G, designs but have not yet seen this increase. This is partly due to a perceived lack of consumer interest in 3-G products. We do not know when or if 3-G designs will have widespread acceptance. However, even if 3-G designs become more popular, negative growth rates in any of the national economies that we operate in may continue to affect us negatively along with other wireless infrastructure providers.

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

      C.    ORGANISATIONAL STRUCTURE

      The following is a list of the subsidiaries we consider significant to our business, including the country of formation and our direct and indirect proportion of ownership interest in each subsidiary:

             DIRECT SUBSIDIARIES                COUNTRY OF FORMATION    % OF OWNERSHIP
             -------------------                --------------------    --------------
Nera Networks AS                                Norway                       100
Nera Satcom AS                                  Norway                       100
Nera Eiendom AS                                 Norway                       100
Nera Telecommunications Ltd                     Singapore                   50.18
Nera Telecommunicaciones Latin-America SA       Venezuela                    100

             INDIRECT SUBSIDIARIES              COUNTRY OF FORMATION    % OF OWNERSHIP
             ---------------------              --------------------    --------------
Nera Telecommunications (Australia) Pty Ltd.    Australia                    100
Nera Networks Pty Ltd                           Australia                    100
Nera America Latina Ltda                        Brazil                       100
Nera America Latina Ltda Sucursal Colombia      Colombia                     100
Nera GmbH                                       Germany                      100
Nera Ltd                                        Great Britain                100
Nera (HK) Ltd                                   Hong Kong                    100

PT Nera Indonesia                               Indonesia                    100
Nera (India) Ltd                                India                        100
Nera Networks Srl                               Italy                        100
Nera de Mexico SA de CV                         Mexico                       100
Nera Infocom (M) Sdh Bhd                        Malaysia                     100
Nera (Malaysia) Sdn Bhd(1)                      Malaysia                      30
Nera Broadband Satellite AS                     Norway                       100
Nera (Philippines) Inc.                         Philippines                  100
Nera Networks Polska Sp.z.o.o.                  Poland                       100
Nera Electronics Ltd                            Singapore                     68
Nera (Thailand) Ltd                             Thailand                     100
Nera Telecommunications (Taiwan) Co, Ltd        Taiwan                       100
Nera Americas Holding Inc.                      USA                          100
Nera Networks Inc.                              USA                          100

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

      D.    PROPERTY, PLANTS AND EQUIPMENT

      As of December 31, 2003 we had production facilities in Bergen, Norway. This facility is leased by us and encompasses approximately 20,000 square meters of workshops for electronic, electrical and mechanical engineering and manufacturing. The following table gives the location and general character of the principal plants and properties that were owned or leased by us and our subsidiaries as of December 31, 2003:

    LOCATION                  PRINCIPAL ACTIVITIES                              TITLE                       AREA
    --------                  --------------------                              -----                       ----
Bergen, Norway       Headquarters; production of microwave      Leasehold expires 2011 with option       20,000 square meters
                     transmission equipment and systems         to extend to 2026

Bergen, Norway(1)    Office space; production of satellite      Leasehold expires 2003                    4,000 square meters
                     terminals, land earth station equipment
                     and power systems telecommunications
                     equipment

Asker, Norway        Office space                               Leasehold expires 2008                    3,000 square meters

Luton, England       Office space                               Leasehold expires 2008                    2,800 square meters

Singapore(2)         Office space, warehouse, production        Leasehold expires 2012 with an            3,200 square meters
                     facilities                                 option for a further term of 30 years

--------------------
(1) This leasehold consist of three adjacent buildings with aggregate space of 24,000 m(2). Since the lease is expiring, we have decided to exercise our option to purchase the 4,000 m(2) building at Kokstadveien 25 for NOK 22.5 million plus an option premium in the amount of NOK 5 million. This acquisition was effective on January 6, 2004.

(2)   Relates to our majority-owned subsidiary, NeraTel.

      In 2003, we paid an aggregate of NOK 54.9 million (US $8.2 million) in periodic rental payments on our principal plants and properties. We believe our facilities are sufficient for our business activities.

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

      Revenue Recognition

      Approximately 20%, 20% and 25% of our revenues for the years ended December 31, 2003, 2002 and 2001, respectively, were derived from projects involving the customization, installation and integration of complex telecommunications equipment. Many of these contracts are for large turnkey projects, for which we purchase a relatively high proportion of components from third-party suppliers, and thus our sales and margins may fluctuate depending on the proportion of our large turnkey projects. Revenues on long term contracts to manufacture transmission and satellite communications equipment in which we perform significant customization based on customer specification are taken to income using the percentage-of-completion method based on contract milestones and are inclusive profit. Contract milestones are consistent with the level of effort expended. Project revenues include direct materials, wages and other direct costs, together with indirect costs and a percentage of those profits which are attributable to the project. For contracts where the delivery of equipment is clearly separable from installation, training and other aspects of the contract such contracts are divided up based on the relative fair value of the service provided and each separate part is taken to income separately. Income recognition is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable income. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

      Revenue from the sale of goods is recognized net of discounts and recorded once persuasive evidence of an arrangement exists, delivery has occurred, the price is determinable and collectibility is reasonably assured. Revenues for services provided after delivery are recorded based on a time and materials arrangement as the service is provided. Certain contracts involve advance payments being made by customers to finance necessary contractual investments. In order to present operating margins and financial expenses as if such investments had been financed by third parties, a calculated interest expense is charged against income if it is of any size. A corresponding amount is added to the project revenue.

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

      Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available.

      To assess impairment of property, plant and equipment and amortizing intangible assets for purposes of U.S. GAAP, we apply the guidance outlined in SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. Prior to 2002, we applied SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", to all long-lived assets, including goodwill. If we conclude that impairment indicators exist, we will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. This did not result in any material differences from the result in accordance with Norwegian GAAP as December 31, 2003.

      As of January 1, 2002, for US GAAP reporting purposes, we adopted the requirements of SFAS 142, "Goodwill and Other Intangible Assets", and as a result we have ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. Based on our review at January 1, 2002 upon transition and at December 31, 2002 and 2003, no goodwill impairments were noted.

      Deferred tax assets, valuation allowances for deferred tax assets, and tax losses

      Significant management judgment is required in determining our provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our analysis of realizability includes estimating taxable income in the jurisdictions in which we operate and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could adversely affect our financial position and results of operations. Our income taxes have been increased by valuation allowances mainly related to our foreign operations. Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposal of shares in subsidiaries and associated companies only if it is apparent that the difference will reverse in the foreseeable future.

      A.    OPERATING RESULTS

      We have restructured our operations significantly during the past six years, including during 2003. The effects of the most recent restructuring continue to be felt in 2003. These restructurings are described in "Item 4.A. History and Development of the Company" as well as below in this section.

      Prior to 2001, we grew significantly in response to market trends that increased worldwide demand for telecommunications equipment and infrastructure. This growth imposed a significant strain on our resources, particularly our financial resources, as we made substantial efforts and expenditures to increase sales to meet demand. Among other things, we invested significant resources in research and development in order to maintain our technological expertise and renew our product lines. Our research and development expenditures, not including grants from suppliers and governments, amounted to NOK 174.2 million, NOK 239.6 million, and NOK 347 million in 2003, 2002 and 2001. We reduced our research and development expenditures in 2003 and 2002 because more of our customers, especially in the satellite business area, covered the research and development expenses as part of our projects during this period. . Generally, we expect that we will be required to maintain substantial amounts in research and development activities, even though our business has seen a significant drop in demand, so that we may maintain the competitiveness of our products.

      With respect to our operating results discussed below, please note that NeraTel, our Singapore subsidiary, was not consolidated in our financial statements from July 1999 to November 2001, as we owned less than 50% of NeraTel during that period. Prior to July 1999 and starting again in December 2001 when we increased our ownership of NeraTel above 50%, NeraTel's results have been consolidated with our results. Due to the different accounting treatment of NeraTel, our results for the above periods are not comparable. It should be noted, however, that for 2001, the impact of NeraTel on our results is not material, given that only its December 2001 results are included in our results. For 2002 and 2003, Nera Tel's results are included for the entire year. For more information about the effects of consolidation of NeraTel, please see note 8 to the consolidated financial statements in Item 17 below.

      The table below shows a number of income statement items as a percentage of sales for the periods indicated:

                                                    YEAR ENDED DECEMBER 31
                                                  --------------------------
                                                   2001      2002      2003
                                                  ------    ------    ------
                                                    NOK       NOK       NOK
OPERATING EXPENSES AND OPERATING INCOME BEFORE
RESTRUCTURING AS A PERCENTAGE OF SALES:
Cost of materials.............................      48.8%     52.6%     53.2%
Changes in inventory of work in progress
     and finished goods.......................      -1.9%      1.0%     -0.5%
Payroll expense...............................      25.0%     27.8%     27.4%
Depreciation..................................       3.0%      3.4%      3.5%
Other operating expense.......................      30.9%     20.7%     17.5%
Operating income (loss) before restructuring
     gain and loss............................      -5.8%     -5.5%     -1.1%

      The table below shows sales by product line for the periods indicated:

                                                    YEAR ENDED DECEMBER 31
                                                  --------------------------
                                                   2001      2002      2003
                                                  ------    ------    ------
                                                       (NOK IN MILLION)
SALES BY BUSINESS AREA:
Transmission networks.........................     2,222     1,343     1,189
Satellite communications .....................       599       617       577
Broadband access..............................        47        69       166
Other operations..............................        25       416       321
                                                  ------    ------    ------
         Total................................     2,893     2,445     2,253
                                                  ======    ======    ======

      The following table sets forth our sales by geographic destination for the periods indicated:

                                                    YEAR ENDED DECEMBER 31
                                                  --------------------------
                                                   2001      2002      2003
                                                       (NOK IN MILLION)
SALES BY GEOGRAPHIC DESTINATION:
Norway........................................       288       276       310
United Kingdom................................       202       110       123
Rest of Europe................................       559       498       478
Asia..........................................       671       863       806
North and South America ......................       814       538       443
Africa .......................................       190       105        54
Other (1).....................................       169        55        39
                                                  ------    ------    ------
         Total................................     2,893     2,445     2,253
                                                  ======    ======    ======

----------------
      (1) The category "Other" primarily includes New Zealand, Australia and other countries in Oceania.

      YEAR ENDED DECEMBER 31, 2003 COMPARED WITH THE YEAR ENDED DECEMBER 31,
2002

      Orders and Backlog. The total value of orders received was NOK 2,158 million in 2003, compared with NOK 2,519 million in 2002. The decrease is due to lower order intake in all business areas. Orders for transmission networks products was NOK 1,213 million in 2003 compared with NOK 1,243 million in 2002, a decrease of 2.5%. Orders for satellite communications products was NOK 496 million in 2003, as compared to NOK 677 million in 2002, a decrease of 26.7%.

      Backlog was NOK 784 million at the end of 2003, as compared with NOK 908 million at the end of 2002, a decrease of 13.7%. The decrease in order backlog in 2003 was primarily the result of the continued decline in the world economy in general and the telecommunications sector in particular, as well as the developing trend of our customers requiring shorter delivery time, thus leading to reduction in our backlog.

      Sales. Our sales decreased to NOK 2,253 million in 2003 from NOK 2,445 million in 2002, a decrease of 7.9%, for the reasons described below.

      Sales within transmission networks decreased 11.5% in 2003 primarily due to the continued economic slowdown in general and the decline in the telecommunications sector in particular.

      Sales within satellite communications decreased 6.5% in 2003 due to a slight increase in the sale of terminals and a decrease in the sale of land earth stations. Approximately 7,600 terminals were sold during 2003, as compared to approximately 6,000 terminals sold in 2002. In 2003, sales of land earth stations were approximately NOK 141 million compared to NOK 209 million in 2002.

      Sales within wireless broadband access area increased from NOK 69 million to NOK 166 million as a result of increased activities by Nera Satellite Broadband, our subsidiary, winning several contracts within this satellite broadband niche.

      A comparison of geographic sales is set forth in the chart below:

GEOGRAPHICAL DESTINATION                    2002                    2003
                                    --------------------    --------------------
                                    (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
Norway..........................         276        11.3%         310       13.8%
United Kingdom..................         110         4.5%         123        5.4%
Rest of Europe..................         498        20.4%         478       21.2%
Americas........................         538        22.0%         443       19.7%
Africa..........................         105         4.3%          54        2.4%
Asia............................         863        35.3%         806       35.8%
Oceania.........................          55         2.2%          39        1.7%
                                       -----        ----        -----       ----
Total...........................       2,455         100%       2,253        100%

      No single customer accounted for more than 10% of our sales in 2003. However, we work with various Ericsson companies worldwide, which are organized as separate legal entities. All of the Ericsson entities, taken together, accounted for approximately 9% of our sales in 2003.

      Cost of materials and changes in inventory of work in progress and finished goods. Cost of materials and changes in inventory of work in progress and finished goods was NOK 1,188.2 million in 2003, as compared to NOK 1,309.8 million in 2002, a decrease of 9.3%. As a percentage of sales, cost of materials and changes in inventory of work in progress and finished goods was 52.7% in 2003 and 53.6% in 2002. This slight decrease in cost of materials is due to lower content of third party materials in turnkey projects.

      Payroll expense. Payroll expense was NOK 617.2 million in 2003, as compared to NOK 679.8 million in 2002, a decrease of 9.2%. The decrease in payroll expense is primarily due to a reduction in employees during 2003 as a result of our continued restructuring, which is further described below. As a percentage of sales, payroll expense was 27.4% in 2003 and 27.8% in 2002.

      Depreciation. Depreciation was NOK 79.8 million in 2003, as compared to NOK 83.5 million in 2002, a decrease of 4.5%. This decrease was due to low new investments in fixed assets.

      Other operating expense. Other operating expense was NOK 392.9 million in 2003, as compared to NOK 505.0 million in 2002, a decrease of 22.2%, which is primarily due to a decrease in our research and development expenses as well as reduced administrative expenses. As a percentage of sales, other operating expense was 17.5% in 2003 and 20.7% in 2002.

      Operating loss before restructuring gain and loss. Operating loss was NOK
25.4 million in 2003, as compared to operating loss of NOK 133.3 million in 2002. This decrease in loss before restructuring gain and loss is primarily due to the reasons provided above.

      Restructuring expenses and write-downs. Restructuring expenses and write-downs were NOK 28.3 million in 2003, as compared to NOK 11.1 million in 2002. The restructuring expenses and write-downs in 2003 are primarily due to our discontinuation of all production within Nera Networks Inc. in Boston, USA, as described below, and simplification of the supply chain within the factory in Bergen, Norway.

      The table below sets forth certain additional information relating to our restructuring, including the events that took place during 2003.

                                                  BALANCE AT     PROVISIONS/                         BALANCE AT
                                                 DECEMBER 31,   REVERSIONS IN   APPLIED/DISBURSE-   DECEMBER 31,
                                                     2002            2003         MENT IN 2003         2003
                                                 ------------   -------------   -----------------   ------------
                                                                        (NOK IN MILLIONS)
Restructuring of Nera Ltd, UK(1)..............            1.6               -                 1.1            0.5
Restructuring of Nera Networks AS(2)..........            7.7            15.0                 7.2           15.5
Restructuring of the Boston activities(3).....              -            13.3                 4.8            8.5
Restructuring of satellite operations(4)......            2.0               -                 1.0            1.0

TOTAL                                                    11.3            28.3                14.1           25.5

------------------

(1) During 1998, our board of directors and management prepared a plan for restructuring of our unit in the U.K., in order to reestablish profit within this unit through a focused strategy and changes in the product range. This restructuring involved dismissal of personnel and write-downs of fixed assets and stock. Total provisions for this restructuring were NOK 71.0 million in 1998. The restructuring plan was extended in 1999, and another NOK 37.8 million was expensed. By the end of 2001, all payments relating to this restructuring were completed. In 2002, we decided to discontinue all production in Nera Ltd, our production unit in Great Britain. All of the costs and provisions including write-down of inventory that were made in 2002 are related to this restructuring.

(2) Due to changes in the market, parts of the business have been reorganized. The reorganization resulted in dismissals and early retirements. Rationalisation of the supply chain has been carried out during 2003. This has resulted in further dismissals and early retirement. Provisions have been made for severance payments and early retirement, as well as unused space for the remaining tenancy period.

(3) In 2003 a decision was made to transfer the production of PDH compact radio to NeraTel in Singapore. This transfer includes product ownership. Restructuring provisions were made in connection with severance payments and unused space for the remaining tenancy period.

(4) In 2002 provisions were made for severance payments and early retirement as a result of reorganization. Applications and residual provisions for the year are linked to this restructuring.

      For more information relating to above restructuring, please see "Item 4.A. -- History and Development of the Company" and note 12 of our financial statements included in Item 17. See also note 16 to our financial statements regarding other current liabilities.

      Net Financial Items. Net financial items increased from a loss of NOK 17.8 million to a gain of NOK 37.0 million. This increase was primarily due to less loss on exchange and higher share of profit from our associated companies.

      Operating loss. We had an operating loss of NOK 53.7 million in 2003, as compared to an operating loss of NOK 144.4 million in 2002, an increase of 62.8% primarily due to our continued restructuring and cost reduction efforts and despite the continued decline in the telecommunications market. Operating loss as a percentage of sales was 2.4% in 2003 and 5.9% in 2002.

      Income tax expense. We had an income tax of NOK 13.0 million in 2003, as compared to an income tax credit of NOK 33.7 million in 2002. The tax credit in 2002 is due to the fact that we had operating losses in 2002.

      Net loss. We had a net loss of NOK 29.7 million in 2003, as compared to a net loss of NOK 128.5 million in 2002, a decrease of 67% as a result of the factors discussed above. Net loss as a percentage of sales was 1.3% in 2003 and 5.3% in 2002.

      Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 106.7 million for 2003, and approximate net loss was NOK
190.1 million for 2002, compared with net loss under Norwegian GAAP of NOK 52.7 million for 2003 and net loss of NOK 145.0 million for 2002. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the write-downs of vendor financing arrangements and pensions. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 31 to the consolidated financial statements included in Item 17 below.

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

      A comparison of geographic sales is set forth in the chart below:

    GEOGRAPHICAL DESTINATION                 2001                    2002
                                    -------------------     --------------------
                                    (AMOUNTS IN NOK MILLION, EXCEPT PERCENTAGES)
Norway..........................      288           9.9%      276           11.3%
United Kingdom..................      202           7.0%      110            4.5%
Rest of Europe..................      559          19.3%      498           20.4%
Americas........................      814          28.2%      538           22.0%
Africa..........................      190           6.6%      105            4.3%
Asia............................      671          23.2%      863           35.3%
Oceania.........................      169           5.8%       55            2.2%
                                    -----          ----     -----           ----
Total...........................    2,893           100%    2,455            100%

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

      Payroll expense. Payroll expense was NOK 679.6 million in 2002, as compared to NOK 722.8 million in 2001, a decrease of 5.9%. The decrease in payroll expense is primarily due a reduction in employees during 2002 as a result of our restructuring. As a percentage of sales, payroll expense was 27.8% in 2002 and 25% in 2001.

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

      Operating loss before restructuring gain and loss. Operating loss was NOK
133.3 million in 2002, as compared to operating loss of NOK 168.1 million in 2001. This decrease in loss before restructuring gain and loss is primarily due to the reasons provided above.

      Restructuring expenses and write-downs. Restructuring expenses and write-downs were NOK 11.1 million in 2002, as compared to NOK 264 million in 2001. The restructuring expenses and write-downs in 2002 are primarily due to our discontinuation of all production within Nera Ltd., our unit in Great Britain.

      The table below sets forth certain additional information relating to our restructurings, including the events that took place during 2002.

                                             BALANCE AT                                                   BALANCE AT
                                            DECEMBER 31,  PROVISIONS IN  WRITE-DOWN IN  APPLIED/DISBURS  DECEMBER 31,
                                                2001           2002           2002       EMENT IN 2002      2002
---------------------------------------------------------------------------------------------------------------------
                                                                       (NOK IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------
Restructuring of Nera Ltd, UK(1)..........       2.5           1.6             21.4             2.5           1.6
Restructuring of Nera Networks AS(2)......        --           7.7               --              --           7.7
Closing of the Dallas office(3)...........      39.2         (15.5)              --            23.7            --
Restructuring of the Boston office(4) ....       0.2            --               --             0.2            --
Restructuring of satellite operations(5)..       8.7          (4.1)              --             2.6           2.0
Restructuring of wireless broadband
access operations(5) .....................       7.0            --               --             7.0            --
------------------------------------------
TOTAL                                           57.6         (10.3)            21.4            36.0          11.3
-----------------------------------------------------------------------------------------------------------------

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

      For more information relating to above restructuring, please see "Item 4.A. -- History and Development of the Company" and note 12 of our financial statements included in Item 17. See also note 15 to our financial statements regarding other current liabilities.

      Net Financial Items. Net financial items increased from a loss of NOK 16.2 million to a loss of NOK 17.8 million. This decrease was primarily due to losses taken on Nera Tel's write down of NOK 30.0 million on its joint venture with TVMobile.

      Operating loss. We had an operating loss of NOK 144.4 million in 2002, as compared to an operating loss of NOK 432.1 million in 2001, an increase of 66.6% primarily due to the continued decline in the telecommunications market and our ensuing restructuring and cost reduction efforts. Operating loss as a percentage of sales was 5.9% in 2002 and 15% in 2001.

      Income tax expense. We had an income tax credit of NOK 33.7 million in 2002, as compared to an income tax credit of NOK 81.3 million in 2001. The tax credit in 2002 is due to the fact that we had operating losses in 2002. Our effective tax rate was -20.8% in 2002 and -18.1% in 2001.

      Net loss. We had a net loss of NOK 128.5 million in 2002, as compared to a net loss of NOK 367 million in 2001, a decrease of 65% as a result of the factors discussed above. Net loss as a percentage of sales was 5.3% in 2002 and 12.7% in 2001.

      Norwegian and U.S. GAAP reconciliation. Approximate net loss on a U.S. GAAP basis was NOK 190.1 million for 2002, and approximate net loss was NOK
340.0 million for 2001, compared with net loss under Norwegian GAAP of NOK 145.0 million for 2002 and net income of NOK 370.7 million for 2001. The differences in the results under Norwegian GAAP compared with the results under U.S. GAAP were due to a variety of factors, the most significant of which were the taxes gain on subsidiary equity transaction and pensions. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 31 to the consolidated financial statements included in Item 17 below.

      CURRENCY FLUCTUATIONS

      Our sales and operating income are affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. Fluctuations in the exchange rate of certain foreign currencies (principally, the U.S. dollar, the EURO and the Singapore dollar) against the Norwegian krone may affect our sales and operating income. The table below sets forth the average currency fluctuations of the NOK against the U.S. dollar, the EURO and the Singapore dollar for the years 1998 to the present.

                          NOK                        NOK                         NOK
              DEPRECIATION(APPRECIATION)  DEPRECIATION(APPRECIATION)  DEPRECIATION(APPRECIATION)
  CURRENCY          AGAINST THE USD         AGAINST THE EURO IELU           AGAINST THE SGD
FLUCTUATIONS              (%)                         (%)                        (%)
------------  --------------------------  --------------------------  --------------------------
 1998-1999                3.7                        (9.0)                       2.1
 1999-2000               12.3                         2.4                       10.2
 2000-2001                2.5                        (3.6)                      (1.0)
 2001-2002               (5.3)                       (8.6)                      (6.5)
 2002-2003              (11.8)                        6.1                       (9.3)

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

      Notwithstanding our hedging activities, we remain subject to foreign exchange rate fluctuations as a result of a number of factors, including delays in receiving payments from our customers, the cancellation of contracts that have been hedged, as well as the impracticability of hedging each foreign currency payment we receive. We believe that appreciation of the Norwegian krone relative to other currencies (principally the U.S. dollar, the EURO and the Singapore dollar) generally has an adverse effect on our sales and operating income and on the international competitiveness of our Norwegian-based operations. On the other hand, depreciation of the Norwegian krone against such currencies generally has the opposite effect.

      At December 31, 2003, we had forward contracts outstanding amounting in the aggregate NOK 702 million (the total Norwegian krone equivalent of the buy and sell amounts based on December 31, 2003 exchange rates). The amount of forward contracts at December 31, 2003 included forward contracts to buy and sell U.S. dollars, AUD (Australian dollars), EURO, JPY (Japanese yen) and pound sterling totaling NOK 503 million, NOK 2 million, NOK 146.5 million, NOK 0.5 million and NOK 50 million, respectively.

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

      B.    LIQUIDITY AND CAPITAL RESOURCES

      During the past three years, we have funded our working capital needs from our operating cash flows, with the exception of the $17.1 million in net proceeds stemming from the public offering of Nera Electronics on July 15, 2002, a $21 million loan from the Nordic Investment Bank, which we repaid in the first quarter of 2002, as well as small loans we may take out and repay from time to time in the ordinary course of our business. The ratio of our indebtedness to our revenues was 0.1% at December 31, 2003, 0.4% at December 31, 2002, 6.9% at December 31, 2001. Other than loans we may have outstanding from time to time, we have commitments under performance guarantees we are required to give from time to time to our customers when we undertake big projects for them. At December 31, 2003, we had NOK 130.8 million in performance guarantees outstanding, as compared to NOK 119.0 million in 2002. These performance guarantees are standard in the industry and represent approximately 15% of the contract's value. At the delivery date of the contract, the performance guarantee is cancelled, unless there are disputes about our performance. Historically, our performance guarantees have been cancelled in their totality. In addition to performance guarantees, we have also granted other guarantees. At December 31, 2003, we had NOK 97.8 million of other guarantees outstanding, as compared to NOK 120.5 million in 2002. These guarantees relate mainly to our sales support program, which is more fully described under "Item 4. B. Business Overview -- Nera Finans" above.

      Our total cash was NOK 830.1 million and NOK 795.8 million as of December 31, 2003 and 2002, respectively. The increase in cash was primarily due to positive net cash flow from operational activities. We have experienced fluctuations in cash balances in the course of 2003. Generally, we believe our current cash balances (even in the event our revenues decrease significantly in 2004 due to continued reduced levels of demand for our products), available borrowings from financial institutions, cash flows from operations, future share issuances, and our focus and introduction of various strategies aimed at improving the underlying profitability and cash flow generation of our business, both by increasing margins and cutting costs, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures going forward.

      In addition, from time to time we may discuss with financial institutions a possibility of establishing a credit line in an effort to ensure that we have access to sufficient funds to meet our needs. However, we cannot assure you that these efforts, together with items described above, will be sufficient to fund our growth, or that external funding will be available to us at favorable interest rates or at all. We do not have any current plans for significant capital expenditures but we monitor acquisition opportunities in all of our business areas and may make acquisitions in the future.

      Net cash provided by operating activities amounted to NOK 76.8 million in 2003, as compared with NOK 34.6 million in 2002. The increase in cash provided by operating activities in 2003 was primarily due to decreased inventories, partly offset trade receivables and other working capital items as well as operating loss.

      Net cash used in investing activities was NOK 11.4 million in 2003, as compared with NOK 57.2 million provided by investing activities in 2002. Net cash used by investment activities in fixed assets was higher in 2003, but the 2002 figures included proceeds stemming from the public offering of Nera Electronics, Singapore.

      Capital expenditures amounted to NOK 38.2 million, NOK 61.4 million and NOK 129.1 million in 2003, 2002 and 2001, respectively.

      Of the 2003 total capital expenditures, NOK 15 million was used by transmission networks, NOK 8 million by satellite communications and NOK 5 million by broadband access.

      Of the 2002 total capital expenditures, NOK 51 million was used by transmission networks, NOK 4 million by satellite communications, and NOK 5 million by broadband access. The 2002 capital expenditures were funded principally by proceeds from the sale of shares in May of 2000.

      Of the 2001 total capital expenditures, NOK 82 million was used by transmission networks, NOK 8 million by satellite communications and NOK 31 million by broadband access. The 2001 capital expenditures were funded principally by proceeds from the sale of shares on May 5, 2000, when we initiated a public share issuance of 25,000,000 new shares, which resulted in NOK 887.5 million in gross proceeds before the deduction of costs. Our net proceeds were NOK 257 million, and NOK 50 million of this amount was allocated to share capital, with the balance allocated to our reserves.

      Shareholders' equity was NOK 1,519.5 million at December 31, 2003, NOK 1,612.6 million at December 31, 2002 and NOK 1,728.1 million at December 31, 2001. Shareholders' equity on a U.S. GAAP basis was NOK 1,131.1 million at December 31, 2003 and NOK 1,264.8 million at December 31, 2002. The differences between Norwegian GAAP and U.S. GAAP amounts were due to a variety of factors, the most significant of which was taxes, gain on subsidiary equity transactions and pensions. For a discussion of differences between Norwegian GAAP and U.S. GAAP, see note 31 to the consolidated financial statements included in Item 17 below.

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

      Our net research and development expenditures, excluding customization of products to customer needs, production engineering related to the introduction of new products and development of manufacturing processes, has accounted for approximately 7.7%, 9.8% and 12.0% of our sales in 2003, 2002 and 2001, respectively. We intend to maintain research and development expenditures in the range of approximately 7% to 12% of our sales in order to maintain our technological expertise. We also concentrate our research and development spending on areas where we already possess substantial know-how and for which we believe there are markets internationally. We have financed our research and development activities primarily from internally generated funds, although some funding is obtained from customers and through grants from the Norwegian government. In the past few years we had grants amounting to NOK 26.0 million, NOK 8.1 million and NOK 13.0 million in 2003, 2002 and 2001, and we do not expect that grants will be a significant source of funding in the future.

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

                                                    YEAR ENDED DECEMBER 31
                                             2001         2002               2003
                                            --------------------------------------
                                             (NOK IN MILLIONS, EXCEPT PERCENTAGES)
Gross research and development(1).........  360.1         247.7              200.2
% of sales................................   12.4%         10.1%               8.9%
Net research and development(2)...........  347.0         239.6               74.2
% of sales................................   12.0%          9.8%               7.7%

--------------------
(1) Includes research grants.

(2) Net of research grants.

      We have decreased our research and development expenditures (net of research grants) over the period of 2001 through 2003 because more of our customers, especially in the satellite business area, covered the research and development expenses as part of our projects during this period.

      Transmission networks

      We engage in a continuous program of research and development to expand our range of microwave products and have a number of products currently under development. We have significantly expanded the frequency range of our high-capacity SDH products to a current high frequency of 7, 8, 13, 15, 18, 23, 26 and 38 GHz, principally for use in urban areas. Our line of SDH products also has an STM-1 co-channel dual polarization radio which is designed to permit better utilization of the frequency spectrum. In addition, we are developing STM-0 class radios, with capabilities of 51 megabits per second, that would facilitate the integration of small spur telecommunications links into large SDH networks. In 2001 we have developed a new "trunk" radio to replace existing STM-1 radios with this new family of radio utilizing our CityLink technology. The new radio, Nera Interlink, was installed in all configurations by the middle of 2003. We are also engaged in studies relating to STM-4 radios, which would have a capacity of 625 megabits per second (equivalent to approximately 8,000 telephone lines).

      In 2003, total research and development expenditures in transmission networks amounted to approximately NOK 123 million, which represents approximately 10.3% of sales of the business area. In 2001, 2002 and 2003 substantial research and development expenditure was put into the development and completion of CityLink and the continued development of the SDH products. Research and development activities for the current year in respect of transmission networks have also been linked to the completion of the new SDH long-haul radio InterLink, and with complementing the CityLink family with new configurations and frequencies in order to meet the 3G mobile network market. Product improvements and cost-reducing measures in respect of existing product families have also been implemented.

      Satellite communications

      Mobile satellite communications have experienced ongoing, substantial development activities in connection with mobile broadband terminals and have also launched new products in both the "Fleet" and "Landmobile" families. As regards satellite broadband, work is being continued on the further development of digital video broadband - return channel system, or DVB-RCS, in respect of both earth stations and terminals. With regard to regional broadband systems, work commenced on the second generation.

      Net research and development expenditures amounted to NOK 32 million in 2003, which was equivalent to 5.5% of sales of this business area. In satellite communications there are approximately 80 people working in research and development.

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

      Broadband access

      In 2003, net research and development expenditure amounted to NOK 23 million. During 2003, research and development expenditure within the wireless broadband access business area focused mainly on broadband via satellite, including DVB-RCS. This is a system whereby broadband signals and return signals are transmitted over satellite. DVB-RCS is an open European Telecommunications Standard Institute, or ETSI, standard. Core competence from the satellite communications business area has been vital in this development.

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

      Telecommunications industry is presently affected by the global economic slowdown, which has also had an adverse effect on our company. Also, wireless infrastructure suppliers are experiencing and will probably continue to experience downward pricing pressure on products. As a result, we have in the past experienced, and expect to continue to experience, declining average sales prices for our products. The market for our products is extremely competitive and we expect that competition will increase. We believe that our ability to compete successfully will depend on a number of factors, both within and outside our control, including global economic environment, price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new products by us, our customers and competitors, and the ability of our customers to obtain financing.

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

      E.    OFF-BALANCE SHEET ARRANGEMENTS.

            Not applicable.

      F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

      Our contractual obligations as of December 31, 2003, which are required to be disclosed under this Item 5.F, are summarized as follows:

                                DUE AFTER 1     DUE AFTER 3
  CONTRACTUAL    DUE WITHIN 1     YEAR BUT        YEARS BUT    DUE AFTER 5
  OBLIGATIONS        YEAR      WITHIN 3 YEARS  WITHIN 5 YEARS     YEARS     TOTAL
                          (IN MILLIONS OF NOK AS OF DECEMBER 31, 2003)
Operating Lease
Obligations          51.0           97.2            87.2          86.1      321.5

      ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A.    DIRECTORS AND SENIOR MANAGEMENT

      In accordance with Norwegian law, our affairs are managed by our board of directors, which is also vested with overall control over our policy and management. In accordance with Norwegian law, we also have a corporate assembly of 12 members. The general meeting of shareholders elects eight members, and our employees in Norway elect four members. There are currently three deputy members representing three of the eight shareholder members. The chairman of the corporate assembly is Henrik J. Lisaeth.

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

      The table below sets forth certain information regarding our directors and executive officers as of December 31, 2003:

              NAME                                    POSITION                  AGE
              ----                                    --------                  ---
Johan Fredrik Odfjell...............    Chairman of the Board                    56

Kari Broberg........................    Director                                 48

Gregers Mogensen....................    Director                                 58

Ole Petter Hakonsen.................    Director                                 65

Birger Magnus.......................    Director                                 49

Jostein Soreide.....................    Director (Employee Representative)       48

Ivar Arnevig........................    Director (Employee Representative)       39

Jan Stenberg........................    Director                                 65

Marcel Petie........................    Director (Employee Representative)       48

Bjorn Ove Skjeie....................    President and Chief Executive Officer    53

Bjorn Olafsson......................    EVP Finance and Accounts                 46

Terje Ask-Henriksen.................    EVP Satellite Communications             48

              NAME                                    POSITION                  AGE
              ----                                    --------                  ---
Oyvind Isaksen......................    EVP EMEA Region                          41

Samuel Ang..........................    EVP Asia Region                          49

Billy Cain..........................    EVP Americas Region                      48

Ove Bratsberg.......................    EVP Client Management and Product        43
                                        Portfolio

John Knudsen........................    EVP Supply Chain Management              43

Helge Skaar.........................    EVP Information and Public Affairs       49

Stig-Are Mogstad....................    EVP Technology Management                40

Gro Hatleskog.......................    EVP Organization and Management          48

      JOHAN FREDRIK ODFJELL (1948), CHAIRMAN, BERGEN

      Odfjell is a business economics graduate of the Norwegian School of Economics and Business Administration and holds a MBA from Harvard University. He has held the position of chairman since June 1998. Odfjell has a broad range of experience from senior positions in Norwegian industry to a number of board appointments in Norwegian and international companies. Odfjell's appointments have included managing director of AS Investa (1980-1986), managing director of Vesta Forsakring AS and deputy managing director of Skandia Forsakring AB (1986-1994). In addition to his appointment as chairman, Odfjell is also chairman of Hafslund ASA and Norges Handels- og Sjofarstidene, deputy chairman of Nycomed Amersham plc. and Den norske Veritas. He also serves on the boards of Skandia Forsakring AB, Bergesen ASA and Kvaerner ASA.

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

      IVAR ARNEVIG (1965), ASKER

      Arnevig has been employed by Nera since 1991 as a technical officer on assembling/testing satellite terminals, and as an IT Coordinator at Nera SatCom AS with effect from 2000.

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

      BJ0RN OLAFSSON (1958) - EXECUTIVE VICE PRESIDENT FINANCE AND ACCOUNTS

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

      B.    COMPENSATION

      For the year ended December 31, 2003, the aggregate compensation (including salary, remuneration and pension benefits) paid or accrued by us for our directors and executive officers (20 individuals) was NOK 21.3 million. Salary and remuneration to the president in 2003 totaled NOK 2.3 million. Remuneration to the members of the board totaled NOK 1.4 million. Remuneration paid to the corporate assembly totaled NOK 0.3 million. For all employees or past employees including the three members of the board of directors nominated by the employees, we have pension schemes, which are administered by an independent management company, based on actuarial principles. For more information, please see note 10 to our consolidated financial statements included in Item 17.

      We operate a bonus scheme for executive officers providing for a maximum bonus of up to eight months' salary for our president, and six months' salary for other executive officers. The level of bonus actually paid is based on the attainment of specified financial and business measures established each year. For the fiscal year 2003, there will be bonus disbursements to our executive officers limited to NOK 3.2 (exclusive NeraTel).

      Our chief executive officer and president, Mr. Skjeie, was granted 99,000, 81,000 and 113,400 options to purchase shares in 2001, 2002 and 2003, respectively. In addition, we entered into a bonus agreement with Mr. Skjeie, which connects his bonus arrangements to the trend in the trading price of our shares and other criteria relating to the development of our company. For the fiscal year 2003, there will be paid a bonus of NOK 287,749 to the CEO. We have agreed to give Mr. Skjeie 12 months notice of resignation or termination, which is extended to 24 months if his position changes significantly, or if we merge with, or are acquired by, another company or investor. Mandatory retirement age is 60, with pension limited to 80% of Mr. Skjeie's salary at the time of retirement. We have entered into individual bonus agreements with members of the Executive Committee relating to criteria linked to the Group's developments and individual areas of responsibility.

      Our executive officers take part in our pension scheme. As at December 31, 2003, NOK 10.9 million was accrued for future pensions of executive officers.

      On May 5, 1999 and on March 14, 2000 our shareholders approved a stock option plan for all of our permanent employees holding active positions with us at the time of the option exercise, including management. The plan has a total limit of 8.3 million shares and is subject to approval of the annual general meeting of stockholders. Options to purchase 2.1 million shares were issued in 2001 (the "2001 plan"), options to purchase 1.8 million shares were issued in 2002 (the "2002 plan") and options to purchase 2.4 million shares in 2003 (the "2003 plan") all at an exercise price equal to fair market value at the time of issuance. The subscription price equals the average closing price for our shares on the Oslo Stock Exchange, respectively, ten days prior to and ten days after February 13, 2001 for the options granted under the 2001 plan, ten days after February 18, 2002 for the options granted under the 2002 plan and ten days after February 17, 2003 for the options granted under the 2003 plan. The exercise price increases by 1% per month until the options are exercised for options issued in 2001, and 0.5% per month for options issued in 2002 and 2003. Thus, the exercise price for the options under the 2001 plan is NOK 50.30 on March 1, 2003 and NOK 60.10 on March 31, 2005 (to the extent options are not exercised on an earlier date). The exercise price for the options under the 2002 plan is NOK 19.22 on March 1, 2004 and NOK 21.36 on March 31, 2006 (to the extent options are not exercised on an earlier date). The exercise price for the options under the 2003 plan is NOK 7.83 on March 1, 2005 and NOK 8.67 on March 31, 2007 (to the extent options are not exercised on an earlier date). Options under the 2001 plan may be exercised from March 1, 2003 until March 31, 2005, options under the 2002 plan may be exercised from March 1, 2004 until March 31, 2006 and options under the 2003 plan may be exercised from March 1, 2005 until March 31, 2007.

         Under these plans, all permanent employees received options to purchase 500 (2001 plan, 500 (2002 plan) and 750 (2003 plan) shares, while key personnel and management, about 40 persons in the aggregate, received approximately 4 million options to purchase shares. We believe that the exercise of all options provided for under this stock option plan are covered by our repurchase of our shares. At May 28, 2004, we held 1,627,901 of our own shares.

         C.       BOARD PRACTICES

         The terms of office for which the members of our board of directors serve are provided in subsection 6.A above.

         Our board of directors does not have any committees, as is customary in Norway.

         D.       EMPLOYEES

         At December 31, 2003, we had 1,564 employees, as compared to 1,669 employees at December 31, 2002. Our future performance will depend in part on our ability to attract and retain highly skilled employees.

EMPLOYEES PER BUSINESS AREA                    YEAR END
---------------------------                    --------
TRANSMISSION NETWORKS
Norway                                            602
UK                                                 26
Brazil                                             17
Colombia                                           44
Venezuela                                          33
Mexico                                             21
Miami                                              11
India                                               0
Boston                                             18
TOTAL                                             772

SATELLITE COMMUNICATIONS
Norway: Mobile SatCom                             214
Germany                                            19
Hong Kong                                           0
TOTAL                                             233

BROADBAND
Norway                                             48
Dallas                                              5
TOTAL                                              53

EMPLOYEES PER BUSINESS AREA                    YEAR END
---------------------------                    --------
NERA CORPORATE FUNCTION                            53

NERATEL (SINGAPORE)                               453

TOTAL                                           1 564

         E.       SHARE OWNERSHIP

         The table below sets forth certain information as to the ownership of our ordinary shares and stock options by our directors and executive officers as of December 31, 2003 to the extent known to us:

                                                                 NUMBER OF
                                                                 ORDINARY
                         NAME                                     SHARES          PERCENT
                         ----                                     ------          -------
BOARD OF DIRECTORS
Johan Fredrik Odfjell..................................            410,318              *
Kari Broberg...........................................                 --            --
Gregers Mogensen.......................................                 --            --
Ole Petter Hakonsen....................................                 --            --
Birger Magnus..........................................                 --            --
Jostein Soreide(1).....................................              1,750              *
Ivar Arnevig (2) ......................................              1,250              *
Jan Stenberg...........................................                 --            --
Marcel Petie(3)........................................              2,589              *
                                                                 ---------
TOTAL                                                              415,907         0.337%

EXECUTIVE COMMITTEE
Bjorn Ove Skjeie(4)....................................            507,625              *
Bjorn Olafsson (5).....................................            110,195              *
Terje Ask-Henriksen (6)................................            250,847              *
Ove Bratsberg (7)......................................            185,523
John Knudsen (8).......................................            206,849
Helge Skaar (9)........................................            161,400              *
Stig-Are Mogstad (10)..................................            205,849              *
Gro Hatleskog (11).....................................            113,035              *
Samuel Ang.............................................             20,000
Oyvind Isaksen (12)....................................             89,947
Billy Cain (13)........................................            187,092
                                                                 ---------
TOTAL                                                            2,038,362         1.650%

----------------------

*        Owns less than one percent of outstanding ordinary shares.

(1) Includes 500 stock options granted under the 2000 plan, 500 stock options granted under the 2001 plan and 500 stock options granted under the 2002 plan. The terms of the 2000 plan, 2001 plan and the 2002 plan are described above.

(2) Includes 500 stock options granted under the 2001 plan and 750 stock options under the 2003 plan.

(3) Includes 500 stock options granted under the 2000 plan, 500 stock options granted under the 2001 plan, 500 stock options granted under the 2002 plan and 750 stock options under the 2003 plan.

(4) Includes 114,000 stock options granted under the 2000 plan, 99,000 stock options granted under the 2001 plan and 81,000 options granted under the 2002 plan and 113,400 Stock options under the 2003 plan.

(5) Includes 41,748 stock options granted under the 2002 plan and 58,447 stock options granted under the 2003 plans.

(6) Includes 69,000 stock options granted under the 2000 plan, 66,000 stock options granted under the 2001 plan, 37,478 stock options granted under the 2002 plan and 52,469 stock options granted under the 2003 plan.

(7) Includes 42,000 stock options granted under the 2000 plan, 39,000 stock options granted under the 2001 plan, 35,166 stock options granted under the 2002 plan and 49,232 stock options granted under the 2003 plan.

(8) Includes 42,000 stock options granted under the 2000 plan, 45,000 stock options granted under the 2001 plan, 37,385 stock options granted under the 2002 plan and 52,339 stock options granted under the 2003 plan.

(9) Consists of 54,000 stock options granted under the 2000 plan, 51,000 stock options granted under the 2001 plan, 23,500 stock options granted under the 2002 plan and 32,900 stock options granted under the 2003 plan.

(10) Includes 48,000 stock options granted under the 2000 plan, 60,000 stock options granted under the 2001 plan, 37,385 stock options granted under the 2002 plan and 52,339 stock options granted under the 2003 plan.

(11) Consists of 48,000 stock options granted under the 2001 plan, 27,098 stock options granted under the 2002 plan and 37,937 stock options granted under the 2003 plan.

(12) Consists of 37,478 stock options granted under the 2002 plan and 52,469 stock option granted under the 2003 plan.

(13) Includes 42,000 stock options granted under the 2000 plan, 45,000 stock options granted under the 2001 plan, 37,498 stock options granted under the 2002 plan and 52,469 stock options granted under the 2003 plan.

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

         The following table sets forth, as of June 4, 2004, (1) the ownership of our shares by each person or entity which, to our knowledge, owns of record or beneficially and has sole voting and investment power with respect to more than 5% of our shares, and (2) the beneficial ownership of all our directors and officers as a group. To our knowledge, our major shareholders do not have different voting rights.

                              NAME                                            NUMBER           PERCENT
                              ----                                          ----------         -------
SHAREHOLDERS
Folketrygdfondet................................................            17,300,200          14.00%
Credit Suisse First (Europe) Prime Broke Nominee................            10,261,526           8.31%
Orkla ASA.......................................................             9,025,063           7.31%
                                                                            ----------          -----

MEMBERS OF THE BOARD OF DIRECTORS AND OFFICERS
Directors and officers as a group (20 persons) .................             2,454,269           1.99%
                                                                            ----------          -----
Total...........................................................            39,041,058          31.61%
                                                                            ----------          -----

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

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

         ITEM 8. FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

SALES BY GEOGRAPHICAL DESTINATIONS

AMOUNTS IN MILLIONS OF NOK                                                FOURTH               FOURTH
GEOGRAPHICAL DESTINATIONS         YEAR      2003      YEAR      2002      QUARTER    2003      QUARTER   2002
-------------------------         ----      ----      ----      ----      -------    ----      -------   ----
Norway                             310     13.8%       276      11.3%        81      12.3%       101     16.5%
United Kingdom                     123      5.4%       110       4.5%        27       4.1%        36      5.9%
Rest of Europe                     478     21.2%       498      20.4%       132      20.0%       144     23.4%
Americas                           443     19.7%%      538      22.0%       131      19.8%       114     18.5%
Africa                              54      2.4%       105       4.3%        15       2.3%        27      4.5%
Asia                               806     35.8%       863      35.3%       262      39.7%       182     29.6%
Oceania                             39      1.7%        55       2.2%        11       1.8%         9      1.6%
                                 -----     ----      -----      ----        ---      ----        ---     ----
TOTAL                            2,253      100%     2,445       100%       659       100%       614      100%
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

         DIVIDEND DISTRIBUTIONS

         In 2003, we had decided to pay NOK 0.22 in dividend distributions. In 2004 we decided to pay an extraordinary dividend of NOK 0.78. Our board of directors determines, on a year to year basis, if and when dividends will be declared and what percent of earnings will be retained.

         B.       SIGNIFICANT CHANGES

         No significant change has occurred since the date of the financial statements provided in Item 17 below.

         ITEM 9. THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Not applicable.

         B.       PLAN OF DISTRIBUTION

         Not applicable.

         C.       MARKETS

         The principal trading market for our shares is the Oslo Stock Exchange, where they have been listed since January 1995 under the symbol NER. American depositary shares, or ADRs, each representing one ordinary share, traded on Nasdaq's National Market System under the symbol NERAY from June 28, 1995 until we voluntarily delisted the ADRs on May 30, 2002. Following that date and until the present time, our ADRs have been trading on the Other OTC Market under the symbol NERAF.PK, to the extent there has been trading activity. The Bank of New York served as the depositary with respect to our American depositary shares until we discontinued our ADR program effective January 20, 2004. Within twelve months after the effective date of cancellation, holders of our ADRs can return the ADRs to The Bank of New York in exchange for the underlying ordinary shares. Following January 2005, The Bank of New York can sell the remaining ADRs it will then hold and distribute the proceeds, if any, to the remaining ADR holders.

         Based on the information received from The Bank of New York, we believe that there are approximately 230 U.S. holders of record who, in the aggregate, hold approximately 124,817 of our ADRs as of May 28, 2004. We intend to terminate the registration of our securities under the Securities Exchange Act soon after there are less than 300 US holders of record, and provided we satisfy all applicable criteria for such deregistration. Upon termination of the registration, we will no longer be required to file periodic reports with the SEC.

         The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary shares on the Oslo Stock Exchange, as well as for the American depositary shares on Nasdaq and/or the Other OTC Market, as applicable.

                                           OSLO STOCK EXCHANGE                       NASDAQ AND/OR
                                                                                 THE OTHER OTC MARKET
                                                                             (AFTER MAY 30, 2002) (1) (2)
                                         HIGH                LOW               HIGH                 LOW
                                         ----               -----             -----                -----
                                                 (IN NOK)                               (IN USD)
1999..........................           38.00              10.50             4.750                1.375
2000..........................           65.00              32.50             8.500                3.625
2001..........................           44.30              16.70             5.000                1.750
2002..........................           21.90               4.90             2.500                0.200
2003..........................           18.60               5.40                 -                    -

                                           OSLO STOCK EXCHANGE                       NASDAQ AND/OR
                                                                                 THE OTHER OTC MARKET
                                                                             (AFTER MAY 30, 2002) (1) (2)
                                         HIGH                LOW               HIGH                 LOW
                                         ----               -----             -----                -----
                                                 (IN NOK)                               (IN USD)
2002
First quarter.................           21.90              15.50             2.500                1.800
Second quarter................           18.00               7.20             2.240                0.250
Third quarter.................            9.80               4.90             1.300                0.200
Fourth quarter................           10.70               5.06             1.330                0.600

2003
First quarter.................            8.75               5.40              N/a                  N/a
Second quarter................           11.70               5.75              N/a                  N/a
Third quarter.................           18.60               9.60              N/a                  N/a
Fourth quarter................           16.80              13.20              N/a                  N/a

2004
December 2003.................           15.40              13.20              N/a                  N/a
January 2004..................           16.70              14.00              N/a                  N/a
February 2004.................           18.30              15.00             2.400(3)             2.400(3)
March 2004....................           19.40              14.50             2.400                2.400
April 2004....................           16.50              14.30             2.400                2.400
May 2004......................           18.30              16.10             2.300                2.300
June 2004 (until June 16).....           17.70              16.10             2.350                2.300

-----------

(1)      Until voluntary delisting on May 30, 2002.

(2) "N/a" indicates periods during which, based on the information available from Pink Sheets LLC, there appears to have been no trading activity.

(3) Reflects high and low quoted prices reported beginning February 11, 2004.

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

         Under United States federal income tax law, if you are a non-corporate taxpayer, these dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the United States-Norway income tax treaty, and (3) we are not a "foreign personal holding company," "a foreign investment company" or a "passive foreign investment company." Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADRs or our ordinary shares.

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

         Taxation of dispositions

         Subject to the discussion under "--Passive Foreign Investment Company Rules," a U.S. holder will recognize capital gain or loss for United States federal income tax purposes on a sale or other disposition of shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder's tax basis in the shares or ADRs. Such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for such shares or ADRs exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 15%. For corporate U.S. holders, capital gains are currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate U.S. holders.

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

         Passive Foreign Investment Company Rules

         Certain United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC. We would be a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. Based on our current and projected financial data, we believe that we will not currently be treated as a PFIC for U.S. federal income tax purposes and we do not expect to become one in the future. However, this conclusion is a factual determination made annually and thus may be subject to change based on future operations and the composition and valuation of our assets.

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

         G.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         H.       STATEMENT BY EXPERTS

         Not applicable.

         I.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

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

         The currencies that we were primarily exposed to before hedging at December 31, 2003 were the Norwegian krone versus the U. S. dollars, Euros and the pound sterling.

      The following table provides the Norwegian krone equivalents of the net foreign exchange contracts and currency swaps outstanding by currency and the corresponding impact on the value of these instruments assuming both a 10% appreciation and depreciation of the respective currencies from their levels at December 31, 2003, with all other variables (including interest rates) held constant. The resulting gains and losses are translated into Norwegian krone using the appropriate exchange rate at December 31, 2003. The instruments held by us are not leveraged and are held for purposes other than trading.

                                                                      Foreign exchange gain/(loss)
                                                                                  from
                                                                          10%              10%
                                        Foreign                     appreciation of   depreciation of
  Forward contracts and currency       currency       Foreign         the foreign       the foreign
              swaps:                    bought     currency sold       currency          currency
-----------------------------------    --------    -------------    ---------------   ---------------
                                                          (in NOK millions)
Australian dollars.................        1.2           0.7             0.05             -0.05
Euro...............................        0.0         146.6            -14.7              14.7
Pounds Sterling....................        5.5          45.0             -4.0               4.0
Japanese yen.......................        0.5           0.0             0.05             -0.05
U. S. dollar...................2004       95.3         407.2            -31.2              31.2
                                         -----         -----            -----             -----
         TOTAL                           102.5         599.5            -49.8              49.8

      In addition, please see note 22 to our consolidated financial statements included in Item 17.

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

      Note 22 to the consolidated financial statements discusses the fair value of our financial instruments.

      NEW U.S. ACCOUNTING STANDARDS

      Variable Interest Entities

      Effective February 1, 2003, the Company adopted FASB Interpretation No. 46-R ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," for all Variable Interest Entities ("VIE"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the variable interest holder that holds a majority of the risks and reward from changes in the fair values of the VIE's assets and liabilities. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The requirements apply immediately to all entities created on or after February 1, 2003. The adoption did not have a material impact on the financial position or results of operations of the Company. For special purpose entities created before February 1, 2003, the provisions are effective January 1, 2004 and for non special purpose entities, the provisions are effective December 31, 2004. For the provisions effective in 2004, Nera has not evaluated the effect that the adoption will have on its results of operations and financial condition.

      EITF 00-21

      In November 2003, the EITF reached a consensus on Issue 00-21, "Revenue Elements with Multiple Deliverables" addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. On December 17, 2003, the SEC issued SEC Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB 104") which has effectively codified EITF 00-21 to a higher level of GAAP. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. Nera will adopt EITF 00-21 for contracts entered into on or after January 1, 2004. Nera has not evaluated the impact that the statement will have on revenues or results of operations.

      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

      Not applicable.

      ITEM 15. CONTROLS AND PROCEDURES

      As of the end of the period covered by this annual report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e). Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003. There have been no significant changes in our internal controls over financial reporting identified in connection with the above mentioned evaluation that occurred in the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and the chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.Our disclosure controls and procedures have been designed to meet, and management believes that they do meet, reasonable assurance standards.

      ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

      Our board of directors was appointed as our audit committee for the fiscal year 2003 in accordance with requirements of the SEC based on our status as a company listed on NASDAQ until June 2002, when we voluntarily delisted our securities. For more information, see "Item 9. The Offer and Listing" in this annual report. Our board of directors decided to postpone making a decision about the establishment of a separate audit committee because our company's affairs are discussed extensively at board meetings, our Chief Executive Officer is not a member of our board of directors, and our directors prefer to wait and see how other comparable Norwegian companies implement the practice of having a separate audit committee. Our board of directors expects that re-evaluate this issue in one to two years.

      Our board of directors does not presently have among its members an audit committee financial expert within the meaning of Item 16A of Form 20-F. We postponed seeking a candidate that would satisfy these requirements because we believe that we may soon no longer be subject to these requirements of the Commission. For more information about our plans to deregister our securities, please see "Item 9.C. Offer and Listing -- Markets."

ITEM 16B. CODE OF ETHICS

      On December 16, 2003, our board of directors adopted ethical guidelines that will apply to all of our employees. These guidelines constitute the Code of Ethics within the meaning of Item 16B of Form 20-F, and have been posted on our website under www.nera.no, under the heading "Corporate". These guidelines have been distributed to all employees, and other measures were taken in order to ensure that the employees are aware of the existence and content of the guidelines. These guidelines discuss the behavior of employees, the management of information within our company and measures designed to protect against economic crime. They also provide information about how compliance with the guidelines will be monitored.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table provides an overview of the fees billed by Ernst & Young AS, our independent auditors, for professional services performed in respect of 2002 and 2003.

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                        --------------
                                                        2003      2002
                                                        ----      ----
Audit Fees.........................................      4.2       4.1
Audit-Related Fees.................................      0.6       0.4
Tax Fees...........................................      1.4       0.6
All Other Fees.....................................      1.8       6.8
                                                         ---      ----
TOTAL..............................................      8.0      11.9
                                                         ===      ====

      Audit services. The following services were billed under the category "audit services": audit of financial statements, reviews of quarterly reports, including the formulation of audit opinions and reports, domestic and international statutory audits, tax services necessary for compliance with generally accepted auditing principles, and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests which serve to promote understanding and reliability of systems and internal corporate controls, as well as advice on issues of accounting and reporting.

      Audit-related services. Audit-related services mainly consisted of services which are normally performed by the independent accountant in connection with the auditing of the annual financial statements. Audit-related services also included due diligence in connection with acquisitions and disposals, advice on issues of accounting and reporting which were not classified as audit services, support with the interpretation, and implementation of new accounting and reporting standards, information systems audits, regulatory reporting audits and auditing of employee benefit plans.

      Tax services. Tax services primarily consisted of services relating to the review of tax compliance and tax advice.

      Other services. Other services consisted of services unrelated to the audits of our financial statements, such as consultation regarding regulatory reporting and training sessions.

      Our board of directors also acts as our audit committee and is responsible, among other matters, for the oversight of our independent auditors. On December 16, 2003, our board of directors adopted the Audit and Non-Audit Services Pre-Approval Policies and Procedures (the "Procedures") governing the approval by our audit committee of audit and non-audit services to be performed by our independent auditors in order to ensure that the provision of such services does not impair the auditor' independence.

      Under the Procedures., proposed services (i) are either reviewed and generally pre-approved by the audit committee on an annual basis ("general pre-approval"); or (ii) require specific pre-approval by the audit committee ("full pre-approval"). An appendix to the Procedures sets forth audit, audit-related and tax services that have received general pre-approval, which is general valid for the fiscal year, unless provided otherwise. The audit committee can amend this list based on subsequent determinations. Proposed services by the independent auditors that are not set forth in the appendix require full pre-approval by the audit committee. There is also an appendix setting forth prohibited non-audit services.

      All services to be performed by the independent accountants were subject to the Procedures and approved in advance either specifically or generally. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission were commissioned after December 16, 2003.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Not yet applicable.

PART III

      ITEM 17. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of Nera ASA and Subsidiaries

                                                                         Page
Report of Independent Auditors-
   Report of Ernst & Young AS for the fiscal years
    ended December 31, 2002 and 2003, dated March 29, 2004                   F-2

   Report of Arthur Andersen & Co. for the fiscal years
 ended December 31, 2001, dated March 20 and April 30, 2002                  F-3

Consolidated Statements of Profit and Loss for the years
ended December 31, 2001, 2002 and 2003                                       F-4

Consolidated Balance Sheets as of December 31,
2002 and 2003                                                                F-5

Consolidated Statements of Cash Flows for the
years ended December 31, 2001, 2002 and 2003                                 F-7

Consolidated Statements of Changes in Shareholders'
Equity for the years ended December 31, 2001, 2002 and 2003                  F-8

Notes to the Consolidated Financial Statements                        F-9 - F-34

                         REPORT OF INDEPENDENT AUDITORS

    THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NERA ASA

We have audited the accompanying consolidated balance sheets of Nera ASA and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of profit and loss, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Nera ASA and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 20 and April 20, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nera ASA and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Norway, which differ in certain respects from U.S. generally accepted accounting principles (see Note 31 to the consolidated financial statements).

Ernst & Young AS

/s/ Ernst & Young AS

Bergen, Norway
March 29, 2004

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

/S/ ARTHUR ANDERSEN

ARTHUR ANDERSEN & CO
Bergen, Norway, March 20 and April 20, 2002

                            NERA ASA AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

                                                                              GROUP
--------------------------------------------------------------------------------------------------
(Figures in NOK million)                             NOTE        2003          2002         2001
--------------------------------------------------------------------------------------------------
Sales revenue                                                   2 250,5      2 438,5       2 880,6
Other operating revenues                                            2,2          6,3          12,7
--------------------------------------------------------------------------------------------------
OPERATING REVENUES                                  2, 4,22     2 252,7      2 444,8       2 893,3
--------------------------------------------------------------------------------------------------
Changes in work in progress and finished goods                     10,7        (24,2)         54,8
Cost of materials                                              (1 198,9)    (1 285,6)     (1 411,1)
Wages and salaries                                       10      (617,2)      (679,8)       (722,8)
Depreciation                                           5, 6       (79,8)       (83,5)        (87,9)
Other operating expenses                           7, 9, 13      (392,9)      (505,0)       (894,4)
--------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                             (2 278,1)    (2 578,1)     (3 061,4)
--------------------------------------------------------------------------------------------------
OP. PROFIT BEFORE RESTRUCT. AND WRITE-DOWNS                       (25,4)      (133,3)       (168,1)
--------------------------------------------------------------------------------------------------
Restructuring and write-downs                            12       (28,3)       (11,1)       (264,0)
--------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                                           (53,7)      (144,4)       (432,1)
--------------------------------------------------------------------------------------------------
Profit (loss) from investments in ass. cos.              16        11,0        (23,8)         30,2
Financial income                                         11        39,7         74,8         108,8
Financial expenses                                       11       (13,7)       (68,8)       (155,2)
--------------------------------------------------------------------------------------------------
NET FINANCIAL ITEMS                                                37,0        (17,8)        (16,2)
--------------------------------------------------------------------------------------------------
PROFIT (LOSS) BEFORE TAX                                          (16,7)      (162,2)       (448,3)
--------------------------------------------------------------------------------------------------
Taxes                                                    14       (13,0)        33,7          81,3
--------------------------------------------------------------------------------------------------
NET PROFIT (LOSS)                                                 (29,7)      (128,5)       (367,0)
--------------------------------------------------------------------------------------------------

Minority interests                                                (23,0)       (16,5)         (3,7)
--------------------------------------------------------------------------------------------------
PROFIT (LOSS) AFTER MINORITY INTERESTS                            (52,7)      (145,0)       (370,7)
--------------------------------------------------------------------------------------------------

Earnings per share, primary (NOK)                        15       (0,43)       (1,19)        (3,02)
Earnings per share, diluted (NOK)                        15       (0,43)       (1,19)        (3,02)

--------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                 GROUP
-------------------------------------------------------------------------------------------------
(Figures in NOK million)                                   NOTE       31.12.2003       31.12.2002
-------------------------------------------------------------------------------------------------
ASSETS :
Deferred tax assets                                          13          174,0             174,0
IT software                                                   6           23,1              23,7
Goodwill                                                      6           14,1              18,9
------------------------------------------------------------------------------------------------
INTANGIBLE FIXED ASSETS                                                  211,2             216,6
------------------------------------------------------------------------------------------------
Land, buildings and other real property                       5           11,7              13,0
Plant and machinery                                           5           63,7              83,0
Fixtures and fittings, tools, office machinery, etc           5           83,4             103,1
------------------------------------------------------------------------------------------------
TANGIBLE FIXED ASSETS                                                    158,8             199,1
------------------------------------------------------------------------------------------------
Investments in subsidiaries                                  17              -                 -
Investments in associated companies                       15,17           34,7              33,3
Investments in shares and units                              17            0,7               0,6
Net pension funds                                            21           45,8              35,8
Other long-term receivables                                  22           53,5              91,8
------------------------------------------------------------------------------------------------
FIXED ASSET INVESTMENTS                                                  134,7             161,5
------------------------------------------------------------------------------------------------
FIXED ASSETS                                                             504,7             577,2
------------------------------------------------------------------------------------------------
Raw materials and commodities                                19          100,9             161,6
Work in progress                                             19          117,4              88,3
Finished goods                                               19           75,0             133,0
------------------------------------------------------------------------------------------------
STOCKS                                                                   293,3             382,9
------------------------------------------------------------------------------------------------
Accounts receivable                                          23          563,5             518,6
Accrued, non-invoiced production                                         178,3             202,8
Other current receivables                                    25           55,1              82,5
------------------------------------------------------------------------------------------------
DEBTORS                                                                  796,9             803,9
------------------------------------------------------------------------------------------------
LIQUID ASSETS                                                18          830,1             795,8
------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                         1 920,3           1 982,6
------------------------------------------------------------------------------------------------
ASSETS                                                                 2 425,0           2 559,8
------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (continued)

                                                                                 GROUP
-------------------------------------------------------------------------------------------------
(Figures in NOK million)                                   NOTE       31.12.2003       31.12.2002
-------------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES :
Share capital                                             27, 30         247,1            247,1
Own shares                                                27, 30          (3,3)            (3,3)
Share premium acount                                          30         165,3          1 265,2
Other called-up and fully paid share capital                  30             -                -
-----------------------------------------------------------------------------------------------
CALLED-UP AND FULLY PAID SHARE CAPITAL                                   409,1          1 509,0
-----------------------------------------------------------------------------------------------
Revaluation reserve                                           30             -                -
Other equity                                                  30         876,1           (136,6)
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS                                                        876,1           (136,6)
-----------------------------------------------------------------------------------------------
MINORITY INTERESTS                                            30         234,3            240,2
-----------------------------------------------------------------------------------------------
EQUITY                                                                 1 519,5          1 612,6
-----------------------------------------------------------------------------------------------
Pension commitments                                           21          50,1             41,8
Deferred tax                                                  13           2,9              3,2
-----------------------------------------------------------------------------------------------
PROVISIONS FOR LIABILITIES                                                53,0             45,0
-----------------------------------------------------------------------------------------------
Commitments to credit institutions                                         1,6              4,3
Other long-term liabilities                                    7          38,9             42,7
-----------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                               40,5             47,0
-----------------------------------------------------------------------------------------------
Commitments to credit institutions                                         1,5              4,8
Accounts payable                                                         269,0            313,2
Customer advances and production invoiced in advance          27         199,1            196,8
Tax payable                                                   13          16,5             24,5
Unpaid government charges and special taxes                               46,7             45,0
Dividends                                                                 44,6                -
Other current liabilities                                 12, 16         234,6            270,9
-----------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                                      812,0            855,2
-----------------------------------------------------------------------------------------------
LIABILITIES                                                              905,5            947,2
-----------------------------------------------------------------------------------------------
EQUITY AND LIABILITIES                                                 2 425,0          2 559,8
-----------------------------------------------------------------------------------------------
GUARANTEES, ETC.                                              29         228,6            239,5
-----------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            GROUP
-------------------------------------------------------------------------------------------------
(Figures in NOK million)                                      2003           2002           2001
-------------------------------------------------------------------------------------------------
Profit (loss) after tax                                      (29,7)        (128,5)        (367,0)
Ordinary depreciation                                         79,8           83,5           87,9
Write-downs, fixed assets                                        -              -          236,4
Dividends received from associated companies                   9,6           12,6            2,4
Change in account debtors/creditors                          (89,3)         156,5          226,2
Change in other working capital                              111,2           54,3         (304,1)
Diff. in pension expenses and net pension payments            (1,7)          (3,2)          (7,6)
Other adjustments to operational items                        (3,1)        (140,6)        (200,7)
------------------------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATIONAL ACTIVITIES                     76,8           34,6         (326,5)
------------------------------------------------------------------------------------------------
Disposal of tangible fixed assets                              2,5            7,9            1,0
Capital expenditure                                          (38,2)         (61,4)        (129,1)
Other investments and sales                                   24,3          110,7          135,1
------------------------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTMENT ACTIVITIES                     (11,4)          57,2            7,0
------------------------------------------------------------------------------------------------
Equity payments                                                  -           37,7            5,2
Change, own shares                                               -           (2,8)         (26,8)
Payment of dividends                                          (5,8)         (26,8)         (27,1)
Net changes in liabilities                                    (5,9)        (191,7)         (59,6)
------------------------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                      (11,7)        (183,6)        (108,3)
------------------------------------------------------------------------------------------------
Effect of changes in exchange rates                          (19,4)         (11,9)           7,0
------------------------------------------------------------------------------------------------
NET CHANGE IN LIQUID ASSETS                                   34,3         (103,7)        (420,8)
------------------------------------------------------------------------------------------------
LIQUID ASSETS AT THE BEGINNING OF THE PERIOD                 795,8          899,5        1 320,3
------------------------------------------------------------------------------------------------
LIQUID ASSETS AT THE END OF THE PERIOD                       830,1          795,8          899,5
------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                            NERA ASA AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                           Accumulated
PART II. AMOUNTS IN               Number of    Share Capital                                  other         Net
NOK 1,000S, EXCEPT FOR              Shares      (par value     Restricted   Unrestricted   Translation    income
NUMBER OF SHARES                 Outstanding       NOK 2)       Reserves      Reserves      adjustment    (loss)    Total
Balance at Dec 31, 2000           123,190.4        246.4         1,453.7        281.1          (4.2)         0.0   1,977.0

Net income                                                                                                (366.9)   (366.9)

Translation adjustments                                                                       (13.7)                 (13.7)

Issuance of shares                      339          0.7             4.5                                               5.2

Purchase of own shares                                              (1.9)       (24.9)                               (26.8)

Allocation of net income and
transfers                                                         (102.9)      (267.7)                     366.9      (3.7)
---------------------------------------------------------------------------------------------------------------------------
Balance at Dec 31, 2001           123,529.4        247.1         1,353.4        (11.5)        (17.9)         0.0   1,571.1
---------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                                  (145.0)   (145.0)

Purchase of own shares                                              (0.8)        (2.0)                                (2.8)

Changes in other equity                                                          (6.6)                                (6.6)

Translation difference                                                                        (44.3)                 (44.3)
---------------------------------------------------------------------------------------------------------------------------
Balance at Dec 31, 2002           123,529.4        247.1         1,352.6        (20.1)        (62.2)      (145.0)  1,372.4
---------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                                   (52.7)    (52.7)

Dividend                                                                        (27.0)                               (27.0)

Conversion from restricted to
unrestricted reserves                                           (1,100.0)     1,100.0                                  0.0

Translation differences                                                                        (7.5)                  (7.5)
---------------------------------------------------------------------------------------------------------------------------
Balance at Dec 31, 2003           123,529.4        247.1           252.6      1,052.9         (69.7)      (197.7)  1,285.2
---------------------------------------------------------------------------------------------------------------------------

  The accompanying notes form an integral part of these consolidated financial statements.

                           NERA ASA AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES

The annual accounts have been prepared in accordance with the Norwegian Accounting Act of 1998 and generally accepted accounting principles. The accounts are based on established accounting principles in accordance with generally accepted accounting principles in Norway; the transaction principle, the earned income principle, the matching principle, the prudence concept, the all-inclusive income concept, hedging, the best estimate principle and the going concern assumption. When preparing the accounts it is necessary for management to base such accounts on those assumptions and estimates which will affect the reported values of assets, liabilities, income and expenses, as well as the information relating to conditional commitments. The actual figures may differ from the original estimates.

CONSOLIDATION PRINCIPLES

The consolidated accounts comprise the parent company and those subsidiaries in which Nera ASA either directly or indirectly owns more than 50% of the share capital or in which it has a controlling interest. Companies considered as temporary acquisitions are not consolidated. The accounting principles are uniform for the Group. All significant intercompany transactions and balances are reconciled and eliminated in the consolidated accounts.

New subsidiaries are consolidated with effect from the date of acquisition. In the event of gradual acquisitions, the excess/deficient values are measured in respect of each individual acquisition. When subsidiaries are sold or otherwise disposed of, their results are included in the consolidated accounts up until the date of sale.

When subsidiaries are acquired, the cost price of the shares in the parent company is eliminated against the equity of the subsidiary at the time of the acquisition. Value in excess of the subsidiary's capitalized equity is allocated to identifiable assets and liabilities so that these are recorded at their fair value. Any additional excess value that cannot be allocated to assets and liabilities is recorded on the balance sheet as goodwill or negative goodwill. Deferred tax is taken into account and entered on the balance sheet when excess value is assigned to assets and liabilities, while goodwill is recorded net of tax. Goodwill and excess value associated with foreign subsidiaries are converted from the relevant currency at the exchange rate which applies at the time of acquisition.

Associated companies, i.e. companies in which the Group has a 20-50% ownership stake and where its ownership interests provide a basis for significant financial and operational influence, are included in the consolidated accounts in accordance with the equity method. According to the equity method, investments are assessed as the investor's share of equity and these taken to income/charged against income. Value in excess of capitalised equity is depreciated over the expected life of the asset in question. Dividends received reduce the value of investments on the balance sheet. The share of profit or loss is presented as a financial item on the profit and loss account, while assets on the balance sheet are included as fixed asset investments.

Foreign subsidiaries are considered as independent units and are converted from their respective functional currencies into Norwegian kroner at exchange rates in effect on the balance sheet date. Figures on the profit and loss account are converted using average exchange rates in effect during the reporting period. Conversion differences are entered directly against equity.

Subsidiaries in countries with high inflation are converted as if the functional currency (USD) was the entities' accounting currency. The effects of conversion to functional currencies are charged to the profit and loss account.

MINORITY INTERESTS

The share of the profit/loss after tax attributable to minority interests is presented on a separate line after the Group's net profit. The share of the equity attributable to minority interests is presented on a separate line as a specification of the Group's equity.

The share of equity attributed to minority interests is calculated at the fair value of assets and liabilities identified at the time of acquisition.

SUBSIDIARIES/ASSOCIATED COMPANIES

In the parent company's accounts, subsidiaries are assessed in accordance with the cost method and associated companies are treated in accordance with the equity method.

REVENUE RECOGNITION

Revenues from the sale of goods are reconised net of discounts and are recorded once persuasive evidence of an arrangement exists, delivery has occurred, the price is determinable and collectibility is reasonably assured. Revenues from long-term contracts to manufacure transmission and satellite communications equipment in which the Company performs significant customization based on customer specifiacation are taken to income using the percentage-of-completion method based on contract milestones and are inclusive of profits. Contract milestones are consistent with the level of effort expended. Project revenues include direct materials, wages and other direct costs, together with indirect costs and a percentage of those profits which are attributable to the project. For contracts where the delivery of equipment is clearly separable from installation, training and other aspects of the contract, such contracts are divided up based on the relative fair value of the service provided and each separate part is taken to income separately. Income recognition is deferred until progress reaches a level of completion (generally based on established milestones) sufficient to reasonably estimate the probable outcome. If the estimated total costs of a contract indicate a loss the entire amount of the estimated loss is entered immediately. Revenues for services provided after delivery are recorded based on a time and materials arrangement as the service is provided. Certain contracts involve advance payments being made by customers to finance necessary contractual investments. In order to present operating margins and financial expenses as if such investments had been financed by third parties, a calculated interest expense is charged against income if it is of any size. A corresponding amount is added to the project revenue.

FOREIGN CURRENCY

Monetary items and debts denominated in foreign currencies are converted into Norwegian kroner using the exchange rate in effect on the balance sheet date. Foreign exchange profits/losses are charged net to the profit and loss account as financial income/expenses. Due to its considerable international operations, the Group is exposed to changes in exchange rates. The Group's currency policy is to balance the differences between debtors and liabilities in foreign currencies through financial instruments like bank deposits in currency, futures contracts and options. The Company does not use financial derivatives for speculative purposes. Currency swap and futures contracts which have been entered into in order to hedge future sales or purchases are not recorded until the respective sale or purchase transaction has been recorded. Such foreign currency transactions are considered as hedging transactions when the foreign currency commitment is reasonably assured and the purpose of the foreign currency transaction is to hedge against future currency sales. Futures contracts are also used to hedge accounts receivable and accounts payable on the balance sheet. Accounts receivable/payable have been converted using the exchange rate in effect on the balance sheet date. Unrealised gains or losses in respect of currency futures contracts designated as hedging contracts are netted against gains/losses on the hedged items.

RESTRUCTURING COSTS

Restructuring provisions and write-downs of assets are made if the Company has announced or started a restructuring plan before the balance sheet date which identifies what part of the Company the plan embraces, approximately how many employees will be affected, which measures are to be implemented and the date for the implementation of the plan. Provisions are only made for costs which cannot be associated with future earnings.

EXTRAORDINARY ITEMS

Only items that are uncommon, occur infrequently and are significant in relation to the Group's operations are classified as being extraordinary.

CLASSIFICATION AND ASSESSMENT OF BALANCE SHEET ITEMS

Assets intended for permanent ownership or use are classified on the balance sheet as fixed assets. Other assets are classified as current assets. Liabilities that fall due later than one year after the end of the financial year are classified as long-term liabilities. Other liabilities are classified as current liabilities. Current assets are valued at the lower of cost and fair value. Current liabilities are capitalised at their nominal value on the transaction date. Fixed assets are assessed at cost, but are written down at their fair value if the drop in value is not expected to be transitory. Long-term liabilities are capitalised at their nominal value on the transaction date.

RESEARCH AND DEVELOPMENT COSTS (R&D)

The Company's own R&D costs are charged against income as they gradually accrue. Purchased R&D is capitalised at cost and amortised over the lifetime of the project.

TAXES

Taxes shown on the profit and loss account include tax payable and changes in deferred taxes. Deferred tax liabilities/assets on the balance sheet are calculated in accordance with the liability method. When undertaking calculations, the temporary differences between the accounting and fiscal balance sheet values are taken into account, along with the tax loss to be carried forward. Deferred tax liabilities are not discounted. Deferred tax assets which cannot be assessed are capitalised if the employment of such tax assets can be realised through future earnings.

TANGIBLE FIXED ASSETS AND LEASING AGREEMENTS

Tangible fixed assets are entered on the balance sheet at their historical cost less accumulated straight-line depreciation and any write-downs. Depreciation is recorded on a straight-line basis over the expected economic life of the assets. Additional costs or improvements are added to the cost price of assets and are depreciated in line with the assets, while expenditure on maintenance and repairs is charged against income as it is gradually incurred. When assets are sold or retired, any gains or losses incurred are included under other operating revenues and other operating expenses, respectively. Operating assets which are rented on terms and conditions which essentially serve to transfer the financial rights and commitments to Nera (financial leasing) are capitalised under tangible fixed assets. The current value of agreed rents is included as a commitment under interest-bearing long-term liabilities. The assets are depreciated as planned, and the related liabilities are reduced by the amount of the lease payments less the estimated interest expenses. As far as other leases are concerned, the payment of rent is seen as an operating expense which is spread systematically over the tenancy/leasing period. The write-down of tangible and intangible fixed assets is considered when a drop in the value of such assets is indicated. In such cases calculations are undertaken based on discounted future cash flow for assets still being used by the Company, and on estimated sales prices net of the sales costs for assets which are for sale. If the calculated value is lower than the capitalised value, the assets will be written down at their fair value or sales price less the sales costs incurred in respect of assets which are for sale.

SHARES

Short-term shareholdings are stated at the lower of historical cost and market value on the balance sheet date. Investments in other shares are stated at cost. Write-downs are undertaken individually if the fair value is lower than the cost price and if it is not considered to be of a temporary nature. Profits and losses on shares and other securities are recorded as financial items.

PENSIONS AND PENSION COMMITMENTS

Gross pension commitments are the current value of accrued pension rights based on actuarial calculations and estimated future growth in salaries and pensions. Pension funds are assessed at their market value. Net pension expenses for the period (gross pension expenses less the estimated return on pension funds) are included under wages and salaries. Gross pension expenses comprise the value of accrued annual pension rights, interest expenses on gross pension commitments and the amortisation of unrealised profits and losses. Changes in accounts estimates and deviations between actual and anticipated returns on pension funds which exceed 10% of the greater of pension commitments and pension funds are amortised over the anticipated remaining accrual period. Net pension commitments/pensions funds are classified as long-term liabilities/receivables on the balance sheet. One of the Company's pension schemes has been over-funded. When preparing the accounts, it has been assumed that such over-funding can be used on the basis of known future commitments and those developments taking place in respect of the Group's activities. Provisions for employers' national insurance contributions are based on the net recorded commitment/asset as part of the pension commitment/asset.

EMPLOYEES' OPTIONS

Options for employees are charged against income as salaries only if the market value of the underlying shares is higher than the strike price on the date of allotment. Employers' national insurance contributions which are linked to employees' options are calculated on the difference between the market price of the underlying shares and the strike price at any one time. Employers' national insurance contributions are charged against income under wages and salaries over the period of accrual.

STOCKS

Stocks are assessed at the lower of cost in accordance with the first in, first out principle and their estimated net sales value. Company manufactured products are valued at their full production cost. Deductions are made for estimated obsolete stock.

RECEIVABLES

Accounts receivable and other receivables are entered on the balance sheet at their nominal value after making deductions for provisions for anticipated losses. The Group's total provisions for losses in respect of accounts receivable are made after making a concrete assessment of individual and total receivables.

ACCRUED, NON-INVOICED PRODUCTION/CUSTOMER ADVANCES

Earned, non-invoiced income in accordance with the percentage-of-completion method amounts to accrued production which has not been invoiced in accordance with contract on the balance sheet date. Accrued, non-invoiced production is entered on a separate line of the balance sheet under receivables. For projects where the amount shown of the invoice exceeds the income from the accrued production, the net amount is shown on the line entitled "Customer advances and production invoiced in advance" under current liabilities.

LIQUID ASSETS

Liquid assets are defined as cash, bank deposits and all liquid investments with an original maturity of three months or less from the date of purchase.

CONTINGENT LIABILITIES

Contingent liabilities are entered on the accounts if there is more than a 50% chance that they will be settled. A best estimate is used to calculate the settlement value.

GOVERNMENT GRANTS

Grants which have been received are classified as operating or investment grants. Operating grants are entered on the accounts along with those revenues which they are supposed to increase, or those expenses they are supposed to reduce. Investment grants are entered on the accounts as a gross figure by entering the asset at its gross procurement cost and depreciating it over its financial life. Grants are treated as deferred income and are entered on the accounts as a correction item to be depreciated over the depreciation period.

SEGMENTS

Segment income and expenses are that portion of the Company's operating revenues and expenses which relate directly to segment activities. Segment assets and liabilities are balance sheet items which relate directly to segment activities.

CASH FLOW STATEMENT

The cash flow statement shows the overall cash flow broken down into operations, investment and financing activities. The statement shows the effect of individual activities on cash and cash equivalents. The cash flow statement has been prepared in accordance with the indirect model.

EARNINGS PER SHARE (EPS)

Earnings per share are calculated by dividing the majority's share of profits for the period by a weighted average of the number of ordinary shares in the same period. When calculating diluted earnings per share, adjustments are made for all options (from the date of allotment) which have a potential diluting effect. In accordance with the principle which relates to the calculation of maximum dilution, potential shares during periods with negative results are not taken into account.

2                Segment information                      Figures in NOK million

In 2003 Nera reported within the following three business areas: Transmission Networks, Satellite Communications and Wireless Broadband Access. Nera Telecommunications Ltd, Singapore (Nera Tel) has been consolidated with effect from 1 December 2001, and this company's Telecommunications activities are divided between the Group's business areas, while Contract Manufacturing and Information Technology are included under "Other activities and staff/eliminations".

BUSINESS AREAS                              TRANSMISSION NETWORKS     SATELLITE COMMUNICATIONS   WIRELESS BROADBAND ACCESS
--------------------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS ACCOUNT                     2003     2002     2001     2003     2002     2001     2003     2002     2001
--------------------------------------------------------------------------------------------------------------------------
Third party orders received                1 213    1 243    1 687      496      677      586      137      215        4
Third party operating revenues             1 189    1 343    2 222      577      617      599      166       69       47
Operating expenses (excl. R&D)            (1 090)  (1 297)  (1 890)    (449)    (494)    (464)    (178)     (80)    (152)
Depreciation                                 (47)     (48)     (41)      (9)     (10)     (11)      (5)      (6)     (32)
Op. profit before R&D expenses                52       (2)     291      119      113      124      (17)     (17)    (137)
Net R&D expenses                            (123)    (163)    (166)     (32)     (44)     (65)     (23)     (35)    (121)
Op. profit before one-off items(1)           (71)    (165)     161       87       69       65      (40)     (52)    (258)
Op. profit before restr. & write-downs       (71)    (165)     125       87       69       59      (40)     (52)    (258)
Restructuring and write-downs(2)             (21)     (31)     (39)       -        4        -        -       15     (225)
Operating profit/loss                        (92)    (196)      86       87       73       59      (40)     (37)    (483)
------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
------------------------------------------------------------------------------------------------------------------------
Assets                                       843      966    1 376      175      174      223       87       53       48
Liabilities                                  246      368      553      107       97      100       76       28       31
Investments(3)                                15       51       82        8        4        8        5        5       31
Man-labour years (average)(4)                937    1 021      972      257      251      301       52       79      100
Man-labour years as at 31.12.2003            881      961    1 066      259      257      315       59       77       60
------------------------------------------------------------------------------------------------------------------------

                                              OTHER ACTIVITIES AND
BUSINESS AREAS:                                STAFF/ELIM INATIONS              GROUP
----------------------------------------------------------------------------------------------
PROFIT AND LOSS ACCOUNT                      2003     2002     2001     2003    2002     2001
----------------------------------------------------------------------------------------------
Third party orders received                   312      384        -    2 158    2 519    2 277
Third party operating revenues                321      417       25    2 253    2 445    2 893
Operating expenses (excl. R&D)               (307)    (384)    (120)  (2 024)  (2 254)  (2 626)
Depreciation                                  (19)     (19)      (4)     (80)     (84)     (88)
Op. profit before R&D expenses                 (5)      14      (99)     149      107      179
Net R&D expenses                                4        2        5     (174)    (240)    (347)
Op. profit before one-off items(1)             (1)      16      (59)     (25)    (133)     (91)
Op. profit before restr. & write-downs         (1)      16      (94)     (25)    (133)    (168)
Restructuring and write-downs(2)               (8)       -        -      (29)     (11)    (264)
Operating profit/loss                          (9)      16      (94)     (54)    (144)    (432)
----------------------------------------------------------------------------------------------
KEY FIGURES
----------------------------------------------------------------------------------------------
Assets                                      1 320    1 367    1 569    2 425    2 560    3 216
Liabilities                                   477      454      804      906      947    1 488
Investments(3)                                 10        2        8       38       61      129
Man-labour years (average)(4)                 368      371       70    1 614    1 722    1 443
Man-labour years as at 31.12.2003             365      374      379    1 564    1 669    1 820
----------------------------------------------------------------------------------------------

(1) Operating expenses include one-off items of NOK 77.0 million during the final quarter of 2001.

(2)   Restructuring and write-downs in 2003 are described in greater detail in
      Note 12.

(3) Investments in tangible fixed assets, IT software, goodwill and R&D (purchased technology).

(4)   Man-labour years, monthly average

Segment information has, for all essential purposes, been presented in accordance with the Group's accounting principles.

3            Orders received per market area              FIGURES IN NOK MILLION

GROUP                      2003                     2002                     2001
----------------------------------------------------------------------------------------------
Norway                     294,0       13,6%        281,5       11,2%        291,2       12,8%
Great Britain               71,2        3,3%        196,6        7,8%         95,8        4,2%
Rest of Europe             484,9       22,5%        441,7       17,5%        547,5       24,0%
America                    518,3       24,0%        544,5       21,6%        673,7       29,6%
Africa                      64,1        3,0%        113,5        4,5%         55,6        2,4%
Asia                       660,0       30,6%        899,3       35,7%        590,2       25,9%
Oceania                     65,2        3,0%         41,5        1,6%         23,4        1,0%
---------------------------------------------------------------------------------------------
SUM                      2 157,7      100,0%      2 518,6      100,0%      2 277,4      100,0%
---------------------------------------------------------------------------------------------

Orders received by Nera Tel in December 2001 are not included.

4             Operating revenues per market area          FIGURES IN NOK MILLION

GROUP                      2003                     2002                     2001
----------------------------------------------------------------------------------------------
Norway                     310,4       13,8%        276,4       11,3%        287,6        9,9%
Great Britain              122,7        5,4%        110,3        4,5%        202,1        7,0%
Rest of Europe             478,0       21,2%        497,7       20,4%        558,5       19,3%
America                    442,8       19,7%        538,4       22,0%        814,5       28,2%
Africa                      54,3        2,4%        104,6        4,3%        189,8        6,6%
Asia                       805,8       35,8%        862,7       35,3%        671,5       23,2%
Oceania                     38,7        1,7%         54,7        2,2%        169,2        5,8%
---------------------------------------------------------------------------------------------
TOTAL                    2 252,7      100,0%      2 444,8      100,0%      2 893,2      100,0%
---------------------------------------------------------------------------------------------

5            Tangible fixed assets                        Figures in NOK million

                                            LAND AND     PLANT AND    FIXTURES AND
GROUP                                       BUILDINGS    MACHINERY   FITTINGS, ETC.    TOTAL
----------------------------------------------------------------------------------------------
Procurement costs as at 01.01.2003             23,8        161,4          308,8         494,0
Acquisitions during the year                                 9,2           23,0          32,2
Disposals during the year                                   (9,4)         (20,7)        (30,1)
Conversion differences                         (0,2)        (1,8)           1,8          (0,2)
---------------------------------------------------------------------------------------------
PROCUREMENT COSTS AS AT 31.12.2003             23,6        159,4          312,9         495,9
---------------------------------------------------------------------------------------------
Depreciation as at 01.01.2003                 (10,8)       (78,4)        (205,7)       (294,9)
Depreciation for the year                      (1,2)       (26,4)         (40,9)        (68,5)
Disposal of depreciation during the year                     7,6           18,6          26,2
Conversion differences                          0,1          1,5           (1,5)          0,1
---------------------------------------------------------------------------------------------
DEPRECIATION AS AT 31.12.2003                 (11,9)       (95,7)        (229,5)       (337,1)
---------------------------------------------------------------------------------------------
BOOK VALUE AS AT 31.12.2003                    11,7         63,7           83,4         158,8
---------------------------------------------------------------------------------------------
DEPRECIATION RATES                                2%       10-33%         10-33%
---------------------------------------------------------------------------------------------

6                   Goodwill / IT software                Figures in NOK million

GROUP:                                                 GOODWILL    IT SOFTWARE
------------------------------------------------------------------------------
Procurement costs as at 01.01.2003                       24,1          26,5
Acquisitions during the year                                -           5,9
------------------------------------------------------------------------------
PROCUREMENT COSTS AS AT 31.12.2003                       24,1          32,4
------------------------------------------------------------------------------
Depreciation as at 01.01.2003                            (5,2)         (2,8)
Depreciation for the year                                (4,8)         (6,5)
------------------------------------------------------------------------------
DEPRECIATION AS AT 31.12.2003                           (10,0)         (9,3)
------------------------------------------------------------------------------
BOOK VALUE AS AT 31.12.2003                              14,1          23,1
------------------------------------------------------------------------------
DEPRECIATION RATES                                         20%        20-33%
------------------------------------------------------------------------------

GOODWILL SPECIFIED FOR COMPANY ACQUISITIONS AS AT 31.12.2003:

--------------------------------------------------------------------------------------------------------------------
                                                DATE OF PROCUREMENT BOOK VALUE     ANNUAL BOOK VALUE DEPRECIATION
COMPANY:                                      ACQUISITION    COST   01.01.2003  DEPRECIATION    31.12.2003    PERIOD
--------------------------------------------------------------------------------------------------------------------
Nera Telecommunications Ltd, Singapore        28.11.2001     24,1      18,9          4,8           14,1      5 years
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                        24,1      18,9          4,8           14,1
--------------------------------------------------------------------------------------------------------------------

7                   Rental agreements                     Figures in NOK million

The Company has entered into agreements relating to the rental of non-capitalised tangible fixed assets, where the annual rent has been charged against income as follows:

                                                                          GROUP
---------------------------------------------------------------------------------------
                                                                  2003     2002    2001
---------------------------------------------------------------------------------------
Buildings                                                         50,9     58,1    60,4
Plant and machinery                                                0,6      0,6     0,3
Fixtures and fittings, tools, office machinery, etc.               3,4      6,4    14,1
---------------------------------------------------------------------------------------
TOTAL                                                             54,9     65,1    74,8
---------------------------------------------------------------------------------------

The production and office premises at Kokstadveien 23 and 27 in Bergen were sold in 1996. At the same time a lease was entered into for these premises with effect from 1 October 1996. The office premises at Kokstadveien 25 are also rented. The total annual rental expenses for Kokstadveien 23, 25 and 27 amounted to NOK 20.5 million in 2003, compared to NOK 21.1 million in 2002. Nera is responsible for the maintenance of these rented premises. The duration of the lease is 15 years with an option for a further 15 years.

In accordance with generally accepted accounting principles the profit from the sale of Kokstadveien 23 and 27 will be amortised over the tenancy period. The period which formed the basis for entering against income was amended in 2002 so that it now conforms to a tenancy period of 15 years, compared to the previous period of 30 years inclusive of the option period. The profit provisions constituted NOK 29.9 million as at 31 December 2003 (NOK 33.8 million as at 31 December 2002) and are included under other long-term liabilities.

Nera has a pre-emptive right to purchase the premises at Kokstadveien 23 and 27 at market value. Nera has exercised its option to purchase Kokstadveien 25 at a fixed price (NOK 22.5 million plus the option premium of NOK 5 million). Takeover occurred on 6 January 2004.

The Company has also entered into a lease for office, warehouse and production premises in Bergerveien 12, Asker, with effect from 1 July 1998 until 30 June 2008 with a 10-year renewal option. The unused rented space has been sublet for NOK 7.3 million per year. The sub-tenancy agreement has 12 months' notice of termination. Net rental costs for 2003 amounted to NOK 16.2 million (NOK 18.2 million in 2002).

8            Significant individual transactions          Figures in NOK million
                    and proforma figures

On 28 November 2001 Nera ASA purchased 10 million shares in NeraTel and thus increased its ownership stake to 50.2%. The purchase price was NOK 32.6 million. This purchase resulted in the full consolidation of NeraTel with effect from 1 December 2001. Some employees at NeraTel have an option to purchase shares in the company. This will not significantly affect Nera's control of this company.

PRO FORMA ACCOUNTING FIGURES: Pro forma profit figures have been prepared to provide a basis for comparison with the Group's composition at the end of 2001. These pro forma figures are encumbered with greater uncertainty than the actual comparative figures and will not necessarily reflect those results which could have been achieved if the purchase of NeraTel had been achieved at an earlier date. The pro forma figures have been prepared on the assumption that the purchase of NeraTel was completed as at 1 January 2001.

EXCESS VALUE ANALYSIS AND DEPRECIATION OF EXCESS VALUES: In the pro forma figures the depreciation of excess values and goodwill is based on excess value analyses undertaken at the time of acquisition. Goodwill has been depreciated over an anticipated earnings period of 5 years.

ACCOUNTING PRINCIPLES: No accounting principles have been identified that differ significantly from the proforma figures.

CONVERSION OF RESULTS: The profit and loss account for NeraTel has been converted using average 2001 rates.

INTERCOMPANY TRANSACTIONS AND PROFITS: In the pro forma figures transactions between Group companies have been eliminated according to the current structure of the Group.

                                                 2001
-------------------------------------------------------
Operating revenues                             3 635,5
Operating profit/loss                           (361,0)
Net profit/loss                                 (340,2)
Minority interest                                 35,5
Earnings per share (NOK)                          (3,1)
Diluted earnings per share (NOK)                  (3,1)
-------------------------------------------------------

9                  Research and development               Figures in NOK million

As a general rule, all research and development work (R&D) is charged against income. Research and development expenses in the form of purchased technology are capitalised. The table below outlines R&D charged against income:

                                                      GROUP
----------------------------------------------------------------------
                                           2003        2002       2001
----------------------------------------------------------------------
R&D charged against income                174,2       239,6      346,9
----------------------------------------------------------------------
TOTAL                                     174,2       239,6      346,9
----------------------------------------------------------------------

It is anticipated that total earnings from ongoing R&D will at least be equivalent to total expenses.

R&D activities for the current year in respect of Transmission Networks have also been linked to the completion of the new SDH long-haul radio InterLink, and to complementing the CityLink family with new configurations and frequencies in order to meet the 3G mobile network market. Product improvements and cost-reducing measures in respect of existing product families have also been implemented.

Mobile Satellite Communications have experienced ongoing, substantial development activities in connection with mobile broadband terminals and have also launched new products in both the "Fleet" and "Landmobile" families. With regard to satellite broadband, work is being continued on the further development of DVB-RCS in respect of both earth stations and terminals. With regard to regional broadband systems, work commenced on the second generation.

10  Wages, salaries, fees and number of employees, etc.   Figures in NOK million

                                                          GROUP
--------------------------------------------------------------------------------
                                           2003            2002             2001
--------------------------------------------------------------------------------
Wages, salaries and holiday pay           487,4           518,5            565,8
Other remunerations, etc.                  32,5            53,6             45,6
Employers' NI contributions                66,4            77,6             88,3
Pension expenses                           30,9            30,1             23,1
--------------------------------------------------------------------------------
TOTAL                                     617,2           679,8            722,8
--------------------------------------------------------------------------------
Average annual man-labour years           1 614           1 722            1 443
--------------------------------------------------------------------------------

Total expenditure in 2003 on wages and salaries, pension premiums and other remunerations paid to the Chief Executive Officer and other members of the Executive Committee, as well as members of the Board of Directors and the Corporate Assembly amounted to:

                                                           WAGES AND             PENSION           OTHER
GROUP                                                      SALARIES              PREMIUMS      REMUNERATIONS (2)             TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
President and CEO(1)                                          2,1                  0,1              0,1                        2,3
Other members of the Executive Committee                     11,9                  1,0              4,7                       17,6
Board of Directors                                              -                    -              1,4                        1,4
Corporate Assembly                                              -                    -              0,3                        0,3
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                        14,0                  1,1              6,5                       21,6
-----------------------------------------------------------------------------------------------------------------------------------

(1) In 2002 the CEO was paid a salary of NOK 2.1 million, pension premiums of NOK 0.1 million and other million and other remunerations of NOK 0.1 million.

(2) Other remunerations include reported amounts for any bonuses, as well as the advantage of a free car, etc.

No loans or guarantees have been provided to the Chief Executive Officer, Board members, members of the Corporate Assembly, Executive Committee members, shareholders or other employees or close members of their families.

In compliance with the authority granted by the General Meeting of Nera, the Board of Directors issued share options in 2001, 2002 and 2003 to employees of Nera ASA and the Company's subsidiaries as described in more detail in Note 27.

In 2001, 2002 and 2003, CEO Bjorn Ove Skjeie was awarded 99,000, 81,000 and 113,400 options respectively. In addition, a bonus agreement was entered into with Mr Skjeie relating to the measurement criteria employed in respect of the development of the Group. The CEO will be paid a bonus of NOK 287,749 for the 2003 financial year. The CEO has a 12-month period of notice, which can be extended to 24 months if his position changes significantly or if the Company is taken over by another group. Salaries are paid during periods of notice, with deductions made for any other income from employment received during this period. The age of retirement is 60, with pensions limited to 80% of salary at the time of retirement.

The Group may impose a salaried qualifying period of 18 months on some members of the Group's Executive Committee. Apart from this, no agreements of any great importance have been entered into in respect of the termination or amendment of conditions of employment. Individual bonus agreements have been entered into with members of the Executive Committee relating to criteria linked to the Group's developments and individual areas of responsibility. Annual salary, bonus payments and the allocation of options for the CEO and other members of the Executive Committee are discussed below. In 2004, a total bonus payment of NOK 3.2 million will be paid out for the 2003 financial year.

                                         SALARY
                                          PAID                BONUS PAYMENTS MADE IN                                OPTIONS
                                           IN              2003 FOR THE 2002 FINANCIAL   OPTIONS GRANTED IN       GRANTED IN
     NAME                                 2003                         YEAR                   2003(1)               2004(2)
Seong Kang-Samuel Ang                   1 515 379                    1 975 069                     0                     0

Terje Ask-Henriksen                     1 266 201                      435 625                52 469                47 000
Ove Bratsberg                             904 194                       38 958                49 232                45 000
William Cain                            1 841 602                      150 571                52 469                47 000
Gro Hatleskog                             913 167                      127 604                37 937                35 000
Oyvind Isaksen                          1 244 873                      182 292                52 469                47 000
John Knudsen                              935 613                       77 917                52 339                47 000
Stig-Are Mogstad                        1 158 489                      336 667                52 339                47 000
Bjorn Olafsson                          1 219 978                            0                58 447                53 000
Helge Skaar                               925 624                      162 031                32 900                30 000
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                  13 998 669                    3 486 734               554 001               499 000
---------------------------------------------------------------------------------------------------------------------------

(1)   The Company's option scheme is described in greater detail in Note 27.

(2) Options granted in accordance with the 2004 options programme adopted on 11 February 2004.

            No agreements have been entered into between the Company and the Chairman of the Board of Directors or other Board members in respect of further benefits over and above ordinary Board fees.

In 2003 the fee paid to the Group's auditor Ernst & Young AS amounted to NOK 4.2 million, (2002: NOK 4.1 million). Fees paid for other services rendered by the auditor amounted to NOK 0.6 million (2002: NOK 0.4 million). Fees paid to the auditor and/or joint venture companies providing tax advice amounted to NOK 1.4 million (2002: NOK 0.6 million). In addition, Ernst & Young undertook advisory services to the tune of NOK 1.8 million (2002: NOK 6.8 million) relating to coordination project in the Transmission area. Fees paid for audits carried out by other auditors amounted to NOK 0.1 million (2002: NOK 0.1 million). All figures are exclusive of VAT.

11        Financial income and financial expenses         Figures in NOK million

---------------------------------------------------------------------------------------------
                                                                      GROUP
---------------------------------------------------------------------------------------------
                                                  2003                 2002             2001
---------------------------------------------------------------------------------------------
Interest received                                 25,5                 50,6             80,4
Interest received, Nera Group                        -                    -                -
Other financial income                            14,2                 24,2             28,4
Other financial income, Nera Group                   -                    -                -
Group contributions taken to income                  -                    -                -
Dividends taken to income, Nera Group                -                    -                -
---------------------------------------------------------------------------------------------
FINANCIAL INCOME                                  39,7                 74,8            108,8
---------------------------------------------------------------------------------------------
Interest expenses                                 (2,5)                (4,6)           (18,4)
Interest expenses, Nera Group                        -                    -                -
Loss on exchange                                  (0,1)               (43,3)(1)         (6,0)
Write-down of shares in subsidiaries                 -                    -                -
Write-down of vendor financing                       -                    -           (106,1)
Other financial expenses                         (11,1)               (20,9)           (24,7)
Other financial expenses, Nera Group                 -                    -                -
---------------------------------------------------------------------------------------------
FINANCIAL EXPENSES                               (13,7)               (68,8)          (155,2)
---------------------------------------------------------------------------------------------

(1) Exchange losses include the effects of converting figures for subsidiaries in high inflation countries to a functional currency (USD) to the tune of NOK 14.0 million.

12              Restructuring and write-downs             Amounts in NOK million

                                                                  PROVISIONS/         APPLIED/
                                              BALANCE AS AT        REVERSIONS       DISBURSEMENT  BALANCE AS AT
                                               31.12.2002           IN 2003           IN 2003       31.12.2003
---------------------------------------------------------------------------------------------------------------
Restructuring Nera Ltd                             1,6                   -               1,1            0,5
Restructuring Nera Networks AS                     7,7                15,0               7,2           15,5
Restructuring Boston activities                      -                13,3               4,8            8,5
Restructuring Satellite                            2,0                   -               1,0            1,0
---------------------------------------------------------------------------------------------------------------
TOTAL                                             11,3                28,3              14,1           25,5(1)
---------------------------------------------------------------------------------------------------------------

(1)   See Note 16, Other current liabilities

RESTRUCTURING NERA LTD: As part of strategy changes in previous years a decision was taken in 2002 to discontinue all production operations. The annual application of provisions is linked to this restructuring.

RESTRUCTURING NERA NETWORKS AS: Rationalisation of the supply chain has been carried out during 2003. This has resulted in dismissals and early retirement. Provisions have been made for severance payments and early retirement, as well as unused space for the remaining tenancy period.

RESTRUCTURING OF BOSTON ACTIVITIES: In 2003 a decision was made to transfer the production of PDH compact radio to NeraTel in Singapore. This transfer includes product ownership. Restructuring provisions were made in connection with severance payments and unused space for the remaining tenancy period.

RESTRUCTURING SATELLITE: In 2002 provisions were made for severance payments and early retirement as a result of reorganisation. Applications and residual provisions for the year are linked to this restructuring.

13                           Taxes                        Figures in NOK million

                                                                                                                 GROUP
----------------------------------------------------------------------------------------------------------------------------------
TAXES CONSIST OF:                                                                                 2003            2002      2001
----------------------------------------------------------------------------------------------------------------------------------
Tax payable, Norway                                                                                  -               -          -
Tax payable, outside Norway                                                                       13,3            24,5       16,3
Changes in deferred tax, Norway                                                                      -           (58,4)     (74,2)
Changes in deferred tax, outside Norway                                                           (0,3)            0,2      (23,4)
Adjustments for previous years                                                                       -               -          -
----------------------------------------------------------------------------------------------------------------------------------
TAXES                                                                                             13,0           (33,7)     (81,3)
----------------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF TAX PAYABLE ON THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT                2003             2002
-----------------------------------------------------------------------------------------------------------------------
Tax payable on the profit and loss account                                                        13,3            24,5
Adjustments for previous years                                                                     3,2               -
-----------------------------------------------------------------------------------------------------------------------
TAX PAYABLE ON THE BALANCE SHEET                                                                  16,5            24,5
-----------------------------------------------------------------------------------------------------------------------

RECONCILATION FROM NORWEGIAN NOMINAL TO ACTUAL TAX:                                               2003           2002
-----------------------------------------------------------------------------------------------------------------------
Pre-tax profit/loss                                                                              (16,7)         (162,3)
EXPECTED TAX, 28% (1)                                                                             (4,7)          (45,4)

Items affecting actual tax:
Non-deductible expenses/non-taxable income                                                        (4,8)          (18,0)
Foreign tax rates differing from Norwegian rates                                                  (3,3)           (4,1)
Deficit/temporary differences without net tax effect                                              28,9            18,5
Differences for previous years' deferred tax assets                                                  -             8,6
Profit/loss from investments in associated companies                                              (3,1)            6,7
Other                                                                                                -               -
-----------------------------------------------------------------------------------------------------------------------
ACTUAL TAXES                                                                                      13,0           (33,7)
-----------------------------------------------------------------------------------------------------------------------

DEFERRED TAX:

Below is a specification of the temporary differences between book and tax values, including calculation of deferred tax liabilities/assets at the end of the financial year:

BASIS FOR DEFERRED TAX:                                                                          2003            2002
-----------------------------------------------------------------------------------------------------------------------
Receivables                                                                                      (44,3)         (105,0)
Stocks                                                                                          (120,6)         (108,9)
Other current balance sheet items                                                                (10,9)          (43,3)
-----------------------------------------------------------------------------------------------------------------------
TOTAL RELATED TO CURRENT BALANCE SHEET ITEMS                                                    (175,8)         (257,2)
-----------------------------------------------------------------------------------------------------------------------
Tangible fixed assets and goodwill                                                              (139,7)          (13,7)
Pensions                                                                                          (4,3)           (5,1)
Deferred entry of sales profits                                                                  (29,9)          (33,8)
Shares and other securities                                                                          -          (100,9)
Other temporary differences                                                                      (45,9)          (33,8)
Loss to be carried forward                                                                      (683,4)         (595,0)
-----------------------------------------------------------------------------------------------------------------------
TOTAL RELATED TO LONG-TERM ITEMS                                                                (903,2)         (782,3)
-----------------------------------------------------------------------------------------------------------------------
TOTAL TEMPORARY DIFFERENCES                                                                   (1 079,0)       (1 039,5)
-----------------------------------------------------------------------------------------------------------------------
Adjustments for deferred non-capitalised tax assets                                              468,1           427,8
-----------------------------------------------------------------------------------------------------------------------
CALCULATED DEFERRED TAX (+)/TAX ASSETS (-)                                                      (171,1)         (170,8)
-----------------------------------------------------------------------------------------------------------------------
Deferred tax on the balance sheet                                                                  2,9             3,2
Deferred tax assets on the balance sheet                                                        (174,0)         (174,0)

-----------------------------------------------------------------------------------------------------------------------
EXPIRY DATE FOR TAX LOSS TO BE CARRIED FORWARD:                                                   2003
-----------------------------------------------------------------------------------------------------------------------
2013                                                                                            (563,8)
Later than 2013                                                                                 (119,6)
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                           (683,4)
-----------------------------------------------------------------------------------------------------------------------

(1)   Nominal tax rate in Norway.

14                        EARNINGS PER SHARE              FIGURES IN NOK MILLION

GROUP:                                                                                        2003     2002      2001
---------------------------------------------------------------------------------------------------------------------
BASIS FOR CALCULATING EARNINGS PER SHARE:
Net profit/loss after minority interests                                                     (52,7)  (145,1)   (370,7)
Weighted average, outstanding shares (millions)                                              121,9    122,1     122,8
Earnings per share (NOK)                                                                     (0,43)   (1,19)    (3,02)
---------------------------------------------------------------------------------------------------------------------
BASIS FOR CALCULATING DILUTED EARNINGS PER SHARE:
Net profit/loss after minority interests                                                     (52,7)  (145,1)   (370,7)
Weighted average, outstanding shares, corrected for convertible bonds and options (mill.)    121,9    122,1     122,8
Diluted earnings per share (NOK)                                                             (0,43)   (1,19)    (3,02)
---------------------------------------------------------------------------------------------------------------------
RECONCILIATION, AVERAGE NO. OF ORDINARY SHARES (MILLIONS):
Weighted average, outstanding shares                                                         121,9    122,1     122,8
Weighted average, outstanding shares, corrected for convertible bonds and options            121,9    122,1     122,8
---------------------------------------------------------------------------------------------------------------------

15          INVESTMENTS IN ASSOCIATED COMPANIES           FIGURES IN NOK MILLION

                                                  BEIJING NERA                WORLD WIDE
                                                   STENTOFON       NERATEK      MOBILE
           GROUP:                                 COM. CO LTD         AS       COM. AS         TOTAL
----------------------------------------------------------------------------------------------------
EXCESS VALUE ANALYSIS:
----------------------------------------------------------------------------------------------------
Capitalised equity on establishment                   1,6            0,4         33,0           35,0
Goodwill                                              0,6            0,9            -            1,5
----------------------------------------------------------------------------------------------------
PROCUREMENT COST                                      2,2            1,3         33,0           36,5
----------------------------------------------------------------------------------------------------
CALCULATION OF BOOK VALUE AS AT 31.12.2003:
----------------------------------------------------------------------------------------------------
Opening balance, 01.01.2003                           1,6            7,9         23,8           33,3
Annual share of profit                                  -            2,2          8,8           11,0
Dividends received by Nera                              -           (3,6)        (6,0)          (9,6)
----------------------------------------------------------------------------------------------------
CLOSING BALANCE, 31.12.2003                           1,6            6,5         26,6           34,7
----------------------------------------------------------------------------------------------------

16                      OTHER CURRENT LIABILITIES        FIGURES IN NOK MILLION

                                                                  GROUP
----------------------------------------------------------------------------
                                                             2003       2002
----------------------------------------------------------------------------
Miscellaneous accruals                                       65,8       55,0
Provisions for warranties                                    39,2       36,7
Outstanding agent commissions                                 9,4        5,2
Current liabilities, Nera Group                                 -          -
Miscellaneous current liabilities                            25,9       93,6
Restructuring provisions (1)                                 25,5       11,3
Provisions for holiday pay, wages and salaries, etc.         68,8       69,1
----------------------------------------------------------------------------
TOTAL                                                       234,6      270,9
----------------------------------------------------------------------------

(1) See Note 12, Restructuring and write-downs

17               INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

     GROUP:                                REGISTERED       COMPANY'S TOTAL           OWNERSHIP                  BOOK VALUE
                                             OFFICE:        SHARE CAPITAL (MILL.)       STAKE         VOTING    (NOK MILLION)
-----------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATED COMPANIES:
------------------------------------------------------------------------------------------------------------------------
Beijing Nera Stentofon Com. Co Ltd           China          CNY            4,2            36%            36%         1,6
Neratek AS                                   Norway         NOK            0,3            45%            45%         6,5
World Wide Mobile Com. AS                    Norway         NOK           82,5            20%            20%        26,6
------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                               34,7
------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SHARES AND UNITS:
------------------------------------------------------------------------------------------------------------------------
IT VEST AS                                   Norway         NOK            4,7           6,4%           6,4%         0,6
Asker Vekst AS                               Norway         NOK            0,3          16,7%          16,7%         0,1
------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                0,7
------------------------------------------------------------------------------------------------------------------------

(1) Nera (Malaysia) Sdn Bhd is consolidated as the result of a shareholders' agreement which gives effective influence of more than 50%.

Nera has significant, but not controlling or formal, interests in a loan in default in the company NGTV in Venezuela. This situation is temporary in order to secure the value of the debt.

18                            LIQUID ASSETS               FIGURES IN NOK MILLION

GROUP: As at 31 December 2003 the Group's liquid assets consisted of cash and bank deposits, totalling NOK 830.1 million. Of the total cash and bank deposits, NOK 1.1 million is restricted as security against possible tax demands in resects of the dissolution of United Marine Electronics (International) Ltd. on Jersey. Liability for outstanding taxes as at 31 December 2003 is secured by bank guarantees totalling NOK 30.2 million which are included in Note 30 under Other guarantees. Unutilised credit facilities in the form of a bank overdraft as at 31 December 2003 amounted to NOK 32.7 million. The Norwegian comp anies in the Group are jointly and severally liable for the Group account system.

19                                 STOCKS                 FIGURES IN NOK MILLION

The total value of Group stocks amounted to NOK 293.3 million of which NOK 246.0 million was valued at cost and NOK 47.3 million was valued at the lower of cost and net sales value.

Company manufactured products are valued at their full production cost except from manufactured products in Nera Electronics Ltd, which is valued at standard cost. Any differences between full production cost and standard cost are charged to the profit and loss account.

                                                                           OTHER ACTIVITIES
                        TRANSMISSION      SATELLITE          BROADBAND        AND STAFF/
GROUP:                    NETWORKS      COMMUNICATIONS        ACCESS        ELIMINATIONS(1)        TOTAL
------------------------------------------------------------------------------------------------------------
                        2003     2002   2003      2002     2003    2002    2003        2002     2003   2002
------------------------------------------------------------------------------------------------------------
Raw materials           56,4    114,9   22,7      24,5      2,6       -    19,2        22,2    100,9   161,6
Work in progress       100,9     71,2      -         -        -       -    16,5        17,1    117,4    88,3
Finished goods          27,2     78,8   30,4      28,8      4,9     4,7    12,5        20,7     75,0   133,0
------------------------------------------------------------------------------------------------------------
TOTAL                  184,5    264,9   53,1      53,3      7,5     4,7    48,2        60,0    293,3   382,9
------------------------------------------------------------------------------------------------------------

(1) NeraTel's business areas, Contract Manufacturing and Information Technology, are included under Other activities and staff/eliminations.

20                      GOVERNMENT GRANTS                FIGURES IN NOK MILLION

In 2003 the Group received operating grants of NOK 26.0. These grants have been entered on the accounts as a reduction of other operating expenses.

                                                GROUP
----------------------------------------------------------------
OPERATING GRANTS TO COVER:            2003        2002      2001
----------------------------------------------------------------
R&D expenses                          26,0         8,1      13,1
----------------------------------------------------------------

The research and development grants are linked to 16 different projects, of which 12 were concluded in 2003. Of the remaining four projects, three are expected to be completed during the course of 2004 and one in 2005.

One project funded by the SND (the Norwegian Regional and Industrial Development
Fund) carried a commitment to repay a remuneration calculated on the basis of the sales revenue received in respect of Aero products during the period 1 January 1998 to 31 December 2003. Accumulated income did not achieve the interval which triggered the repayment commitment.

21            PENSIONS AND PENSION COMMITMENTS            AMOUNTS IN NOK MILLION

The Norwegian Group companies have pension schemes which provide their employees with an entitlement to agreed future pension benefits. The Group's collective scheme comprised a total of 1,268 people as at 31 December 2003, including 249 people at the parent company (including pensioners) and 1,019 people at the subsidiaries. In addition 114 employees and people who have opted for early retirement are included in the Company's pension schemes which are funded by operations. Calculations have also been made in respect of the Company's AFP scheme (special government early retirement plan), which is included under the unsecured schemes. All of the Company's pension schemes are treated as benefit plans.

The Group's secured pension scheme has been placed with Nera Pensjonskasse. The pension funds are managed by DnB Asset Management, which took over management from SEB Kapitalforvaltning in July 2003. At the end of 2003, the pension funds were worth NOK 289.5 million. As at December 2003, the portfolio was divided between interest-bearing securities (91.6%) and shares (8.4%).

STRATEGY: Pensjonskassen's investment strategy indicates that the ratio between interest-bearing securities and shares should be between 90%-95% and 5%-10% respectively.

RETURN: In 2003, the net realisable return on pension funds amounted to 10.2%. The corresponding returns for 2002 and 2001 were 1.5% and 6.3% respectively.

SENSITIVITY: The size of the Group's pension commitments will vary according to the financial assumptions. Analyses based on the company's pension commitment in the secured scheme have shown that the sensitivity of this pension commitment is approx.17% when the discount rate changes by one percentage point.

                                                                                    GROUP
--------------------------------------------------------------------------------------------------------------
SPECIFICATION OF ANNUAL PENSION COSTS                              2003              2002                 2001
--------------------------------------------------------------------------------------------------------------
Costs in accordance with benefit plans:
Annual pension accruals                                            18,2              18,8                 14,2
Interest received on pension commitments                           25,8              23,5                 20,3
Expected return on pension funds                                  (19,1)            (17,4)               (15,2)
Net amortisation                                                    6,0               5,2                  3,8
Sale of business                                                      -                 -                    -
PENSION COSTS, EXCLUDING EMPLOYERS' NI CONT.                       30,9              30,1                 23,1
Employers' NI contributions                                         4,4               4,2                  3,2
--------------------------------------------------------------------------------------------------------------
PENSION COSTS, INCLUDING EMPLOYERS' NI CONT.                       35,3              34,4                 26,3
--------------------------------------------------------------------------------------------------------------

SPECIFICATION OF NET PENSION FUNDS

(ACCRUED PENSION COMMITMENT) ON THE BALANCE SHEET                   2003             2002
------------------------------------------------------------------------------------------
GUARANTEED SCHEMES
------------------------------------------------------------------------------------------
Accrued benefit obligation (ABO)                                   (299,4)          (247,3)
Calculated effect of future salary adjustments                      (62,1)           (51,8)
PROJECTED BENEFIT OBLIGATION (PBO)                                 (361,5)          (299,1)
Pension funds at market value                                       280,0            245,1
PENSION FUNDS GREATER (LESS) THAN PBO                               (81,5)           (54,0)
Unrecognised (profit) loss                                          121,6             85,4
TOTAL                                                                40,1             31,4
Accrued employers' NI contributions                                   5,7              4,4
------------------------------------------------------------------------------------------
NET PENSION FUNDS                                                    45,8             35,8
------------------------------------------------------------------------------------------

NON-GUARANTEED SCHEMES AND AFP (SPECIAL PENSION SCHEME)
------------------------------------------------------------------------------------------
Accrued benefit obligation (ABO)                                    (82,0)           (64,4)
Calculated effect of future salary adjustments                      (12,9)           (11,9)
PROJECTED BENEFIT OBLIGATION (PBO)                                  (94,9)           (76,3)
Unrecognised (profit) loss                                           51,0             40,1
TOTAL                                                               (43,9)           (36,2)
Accrued employers' NI contributions                                  (6,2)            (5,6)
------------------------------------------------------------------------------------------
ACCRUED PENSION COMMITMENT                                          (50,1)           (41,8)
------------------------------------------------------------------------------------------

FINANCIAL ASSUMPTIONS FOR THE GROUP                                 2003            2002
------------------------------------------------------------------------------------------
Expected return on pension funds                                     6,5%            7,5%
Discount rate                                                        5,7%            7,0%
Annual wages growth                                                  3,0%            3,5%
Annual adjustment of the basic National Insurance amount             2,5%            2,5%
Annual adjustment of pensions being paid out                         2,5%            2,5%
Estimated rate of employee participation in AFP                     50,0%           50,0%
------------------------------------------------------------------------------------------

22                          FINANCIAL MARKET RISK

The Group has financial instruments linked to its ordinary operations, such as accounts receivable, accounts payable, etc. Project funding (lending) is used in some contexts in respect of large sales contracts, and these commitments had a balance sheet value as at 31 December 2003 of NOK 49.8 million. Currency futures and swap contracts are used in order to balance out the currency risk linked to accounts receivable and payable on the balance sheet, as well as future contractual sales and purchases of goods.

CURRENCY RISK

The Group has production facilities in Norway and Singapore and an international sales and marketing organisation with offices in a number of countries. As a result of its international activities, Nera is exposed to fluctuations in exchange rates. The main currency risk to which the Company was exposed at the end of the year was Norwegian kroner against American dollars, Euros and the British pound. The Group makes use of currency swaps and futures contracts in order to reduce its currency exposure in respect of ordinary operations. Currency sales options are used in the context of tenders.

The table below specifies, listed by purchase and sales contracts in respect of each individual currency, the Group's contractual commitments converted into Norwegian kroner for currency futures contracts and swaps as at 31 December 2003:

                                                     SALES CONTRACTS                    PURCHASE CONTRACTS
                           MATURITY/            ---------------------------         ----------------------------
                          SETTLEMENT            NOMINAL         UNREALISED           NOMINAL        UNREALISED
CURRENCY                     DATE                VALUE         PROFIT/(LOSS)          VALUE        PROFIT/(LOSS)
----------------------------------------------------------------------------------------------------------------
USD                          2004                395,4             33,0                95,3             (8,6)
                             2005                 11,4              1,2                   -                -
                             2006                  0,4                -                   -                -
----------------------------------------------------------------------------------------------------------------

EUR                          2004                146,1             (3,8)                  -                -
                             2005                  0,5                -                   -                -
----------------------------------------------------------------------------------------------------------------

GBP                          2004                 45,0                -                 5,5              0,1
----------------------------------------------------------------------------------------------------------------

AUD                          2004                  0,7                -                 1,2                -
----------------------------------------------------------------------------------------------------------------

JPY                          2004                    -                -                 0,5                -
----------------------------------------------------------------------------------------------------------------
TOTAL                                            599,5             30,4               102,5             (8,5)
----------------------------------------------------------------------------------------------------------------

The contractual amounts in foreign currency are converted into Norwegian kroner on the basis of contractual rates at the end of the year. The financial instruments mature mainly within 12 months, and the maturity dates coincide with the Company's best estimate for those currencies which are hedged. Unrealised profits/(losses) reflect the fair value of the contracts as at 31 December 2003.

Accounts receivable and payable are converted at the rate which applies on the balance sheet date. Unrealised profits and losses on currency hedging contracts are set off against profits and losses on those items which have been hedged.

Group sales are undertaken in different types of currency. The table below specifies turnover expressed in the main types of currency.

                                  2003                                                 2002
                  ----------------------------------------          -----------------------------------------
                  FIGURES IN     FIGURES IN       SHARE IN          FIGURES IN       FIGURES IN      SHARE IN
CURRENCY           CURRENCY         NOK              %               CURRENCY            NOK             %
-------------------------------------------------------------------------------------------------------------
USD                  112.1          821.2           36.6%             111.6             927.6          37.9%
EUR                   31.3          248.0           11.0%              29.0             217.8           8.9%
GBP                    2.0           22.8            1.0%               2.3              27.2           1.1%
SGD                   39.4          160.6            7.1%              33.6             150.7           6.2%
NOK                  838.4          838.0           37.1%             946.6             948.3          38.8%
Other                               162.1            7.2%                               173.2           7.1%
-------------------------------------------------------------------------------------------------------------
TOTAL                              2252.7          100.0%                              2222.8         100.0%
-------------------------------------------------------------------------------------------------------------

INTEREST RATE RISK

Interest rate risk exposure is primarily linked to project financing. Project financing in British pounds has a fixed interest rate, and project financing in US dollars has a variable interest rate with a short term.

23                      ACCOUNTS RECEIVABLE               FIGURES IN NOK MILLION

                                                                                GROUP
--------------------------------------------------------------------------------------------
                                                                           2003         2002
--------------------------------------------------------------------------------------------
Gross account receivable                                                  594,7        549,5
Provisions for losses on accounts receivable                              (32,4)       (32,1)
Account receivable falling due for payment after 1 year or more             1,2          1,2
--------------------------------------------------------------------------------------------
TOTAL                                                                     563,5        518,6
--------------------------------------------------------------------------------------------


                                                  At December 31 2003
                                                   2003        2002
--------------------------------------------------------------------
Provisions as of January 1                         32,1        39,8
Provisions as of December 31,                      32,4        32,1
Change in provisions for bad debt                   0,3        -7,7
Other changes in provisions for bad debt            0,6         2,5
Realized losses for the year                        5,1        20,8
Recovered amounts previously written off           -0,3           -
--------------------------------------------------------------------
Total bad debt                                      5,7        15,6
--------------------------------------------------------------------

Nera is engaged in business in several countries where the political risks may be high. The development of the international telecommunications industry is becoming more concentrated on larger units. As a result of this development, Nera's credit risk has become more concentrated.

24           LONG-TERM MANUFACTURING CONTRACTS            FIGURES IN NOK MILLION

Revenues from fixed price contracts are taken to income in accordance with the percentage-of-completion method. The table below provides an overview of ongoing projects for the Group as at 31 December 2003 and 2002. Revenues are not recorded until the contracts reach an adequate degree of completion, based on milestones in the contracts, in order to be able to estimate a result with a satisfactory degree of certainty.

GROUP:                                                                   2003                2002
--------------------------------------------------------------------------------------------------
Gross contractual value for ongoing projects                           1 500,4             1 536,2
Accumulated revenues                                                   1 081,6             1 027,4
Accumulated expenses                                                    (928,2)             (845,7)
Accumulated gross profit as a % of accumulated revenues                   14,2%               17,7%
Remaining revenues on contracts operating at a loss                       61,4               105,0
--------------------------------------------------------------------------------------------------

The BGAN contract, which is calculated with a negative margin, is included with a gross contractual value of NOK 145.6 million. Accumulated revenues amount to NOK 84.9 million, and accumulated expenses amount to NOK 113.9 million, including estimated losses in respect of the whole contract.

25                      OTHER CURRENT RECEIVABLES         FIGURES IN NOK MILLION

                                                                                 GROUP
------------------------------------------------------------------------------------------------
                                                                        2003                2002
------------------------------------------------------------------------------------------------
Current receivables and pre-paid expenses                               31,1                58,6
Current receivables and pre-paid expenses, Nera Group                      -                   -
Loans to subsidiaries                                                      -                   -
Prepayments to suppliers                                                 1,7                 2,2
Receivables falling due after one year                                  11,9                10,7
Other current receivables                                               10,4                11,0
------------------------------------------------------------------------------------------------
TOTAL                                                                   55,1                82,5
------------------------------------------------------------------------------------------------

26            INFORMATION REGARDING RELATED PARTIES      FIGURES IN NOK MILLION

                                                                                              ACCOUNTS      ACCOUNTS
GROUP:                                    OPERATING REVENUES          PURCHASED GOODS        RECEIVABLE     PAYABLE
--------------------------------------------------------------------------------------------------------------------
ASSOCIATED COMPANIES (20-50%):          2003     2002    2001      2003     2002    2001     31.12.03       31.12.03
--------------------------------------------------------------------------------------------------------------------
Neratek AS                              14,1     22,9    27,1         -        -       -          1,0              -
Nera Telecommunications Ltd                -        -   280,9         -        -    80,0            -              -
Nera Satellite Service Ltd              28,2     38,3       -         -        -       -          4,1            0,2
--------------------------------------------------------------------------------------------------------------------
TOTAL                                   42,3     61,2   308,0         -        -    80,0          5,1            0,2
--------------------------------------------------------------------------------------------------------------------

Nera ASA increased its shareholdings in Nera Telecommunications Ltd, Singapore as at 28 November 2001, and with effect from that date the Company changed its status from associated company to subsidiary. Sales and purchases made by the company during the first 11 months of the year are included in the information about related parties.

Nera Satellite Service Ltd. is included as a related party, since it is a wholly owned subsidiary of World Wide Mobile Com. AS, of which Nera owns 20%.

27     SHARE CAPITAL AND INFORMATION ABOUT SHAREHOLDERS   FIGURES IN NOK MILLION

SHARE CAPITAL: As at 31 December 2003 the share capital in Nera ASA consisted of one single class of shares with a total of 123,529,371 shares with a nominal value of NOK 2 per share, i.e. a total share capital of NOK 247,058,742. Each share entitles the owner to equal rights in the Company, and in the event of capital expansion being undertaken the existing shareholders have pre-emptive rights to subscribe for new shares. The total share capital and number of shares have remained unchanged during 2003.

ISSUANCE OF POWERS OF ATTORNEY: The General Meeting has not currently issued any powers of attorney relating to capital expansion.

OWN SHARES: Nera's portfolio of own shares stands at 1,627,901 shares, and has remained unchanged during 2003. It will be possible to use the shares as payment in connection with acquisitions or other transactions where payment is offered in the form of Nera's own shares, and they can be sold to employees in connection with share incentives/option programmes or transactions on stock exchanges on which the Company's shares are listed. The Board was granted authority by the General Meeting on 22 May 2003 to acquire own shares on behalf of the Company with a total nominal value of up to NOK 12,352,938 at a price no lower than the nominal value or higher than NOK 100.

SHARE-BASED PAY: The current options programme includes options issued in 2000, 2001, 2002 and 2003 with a total framework of 8.3 million shares and comprising both key personnel and other employees. The subscription rates for these options are fixed at the average closing price for Nera shares on the Oslo Stock Exchange, respectively 10 days before and 10 days after 10 February 2000, 13 February 2001, 18 February 2002 and 17 February 2003. Until these options have been exercised, the strike price will increase by 1% per month for options issued in 2000 and 2001, and 0.5% per month for options issued in 2002 and 2003. One option carries an entitlement to one share.

STRIKE PRICE FOR OPTIONS ISSUED IN:                      2000               2001          2002           2003
----------------------------------------------------------------------------------------------------------------
First date for exercising options                     01.03.2002         01.03.2003    01.03.2004     01.03.2005
Strike price in NOK                                        52,45              50,30         19,22           7,83

Last date for exercising options                      30.03.2004         30.03.2005    30.03.2006     30.03.2007
Strike price in NOK                                        62,69              60,10         21,36           8,67
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS: The largest shareholders in Nera ASA, together with shareholdings and potential shareholdings in the Company held by Executive Committee and Board members, including any shareholdings/potential shareholdings held by closely related parties, were as follows as at 31 December 2003:

SHAREHOLDER                                         NO. OF SHARES   OWNERSHIP
-----------------------------------------------------------------------------
Folketrygdfondet (National Insurance Fund)            13 246 600      10,7 %
Orkla ASA                                              9 088 963       7,4 %
Verdipapirfond Odin Norge                              5 368 100       4,3 %
Skandinaviska Enskilda Banken, client account          4 522 333       3,7 %
Credit Suisse First Boston Ltd., client account        4 062 825       3,3 %
Verdipapirfond Odin Norden                             4 027 700       3,3 %
Aksjefondet Skagen Vekst                               3 303 010       2,7 %
Verdipapirfondet Nordea Avkastning                     1 658 425       1,3 %
Nera ASA                                               1 627 901       1,3 %
JPMorgan Chase Bank, client account                    1 557 441       1,3 %
Vicama AS                                              1 509 200       1,2 %
Verdipapirfondet Nordea Vekst                          1 500 000       1,2 %
Storebrand Livsforsikring AS                           1 439 241       1,2 %
JPMorgan Chase Bank S/A Dekabank Frankfurt             1 439 000       1,2 %
Credit Suisse First Boston (Europe), client account    1 418 150       1,1 %
Skandinaviska Enskilda Banken AB, Oslo branch          1 400 000       1,1 %
Verdipapirfondet Orkla Finans Investment Fund            889 500       0,7 %
Vital Forsikring ASA                                     819 138       0,7 %
Verdipapirfondet Fondsfinans Aktiv III                   799 500       0,6 %
Bank of New York Europe Ltd. client account              780 000       0,6 %
-----------------------------------------------------------------------------
Total 20 largest shareholders                         60 457 027      48,9 %
-----------------------------------------------------------------------------

Other shareholders                                    63 072 344      51,1 %
-----------------------------------------------------------------------------
TOTAL                                                123 529 371     100,0 %
-----------------------------------------------------------------------------

NAME                        NO. OF SHARES   OPTIONS
----------------------------------------------------
BOARD OF DIRECTORS:
Johan Fr. Odfjell              410 318             -
Ivar Arnevig                         -         1 250
Kari Broberg                         -             -
Ole Petter Hakonsen                  -             -
Birger Magnus                        -             -
Gregers E. Mogensen                  -             -
Marcel Petie                       339         2 250
Jan Stenberg                         -             -
Jostein Soreide                    250         1 500

EXECUTIVE COMMITTEE
Bjorn Ove Skjeie               100 225       407 400
Seong Kang Samuel Ang           20 000             -
Terje Ask-Henriksen             25 900       224 947
Ove Bratsberg                   20 125       165 398
William Cain                    10 125       176 967
Gro Hatleskog                        -       113 035
Oyvind Isaksen                       -        89 947
John Knudsen                    30 125       176 724
Stig-Are Mogstad                 8 125       197 724
Bjorn Olafsson                  10 000       100 195
Helge Skaar                          -       161 400
----------------------------------------------------
TOTAL                          635 532     1 818 737
----------------------------------------------------

As at 31 December 2003, 23,122 of the Company's shares were owned by members of the Corporate Assembly. The partners and employees of Ernst & Young AS, the Company's auditor, do not own shares in the Company.

28  CUSTOMER ADVANCES AND PRODUCTION INVOICED IN ADVANCE  FIGURES IN NOK MILLION

GROUP:                                      2003              2002
-------------------------------------------------------------------
Production invoiced                         148,1             147,2
Paid customer advances                       51,0              49,6
-------------------------------------------------------------------
TOTAL                                       199,1             196,8
-------------------------------------------------------------------

29                       GUARANTEES                       AMOUNTS IN NOK MILLION

                                            GROUP
---------------------------------------------------------------------
                                            2003                2002
---------------------------------------------------------------------
Contract guarantees                         130,8               119,0
Other guarantees                             97,9               120,5
---------------------------------------------------------------------
TOTAL                                       228,6               239,5
---------------------------------------------------------------------

30                CHANGES IN EQUITY                       FIGURES IN NOK MILLION

                                                           SHARE       CALLED-UP
                                       SHARE     OWN      PREMIUM   AND FULLY PAID  RETAINED     MINORITY
GROUP:                                CAPITAL   SHARES    ACCOUNT    SHARE CAPITAL  EARNINGS     INTERESTS    TOTAL
--------------------------------------------------------------------------------------------------------------------
OPENING BALANCE, 01.01.2003            247,1     (3,3)     1 265,3    1 509,1        (136,7)       240,2     1 612,6
--------------------------------------------------------------------------------------------------------------------
Net profit/loss                            -        -            -          -         (52,7)        23,0       (29,7)
Provisions for dividends                   -        -            -          -         (27,0)       (23,3)      (50,3)
Other changes in equity                    -        -     (1 100,0)  (1 100,0)      1 100,0            -           -
Conversion differences                     -        -            -          -          (7,5)        (5,6)      (13,1)
--------------------------------------------------------------------------------------------------------------------
CHANGE IN EQUITY 2003                      -        -    (1 100,00)  (1 100,0)      1 012,8         (5,9)      (93,1)
--------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE, 31.12.2003            247,1     (3,3)       165,3      409,1         876,1        234,3     1 519,5
--------------------------------------------------------------------------------------------------------------------

31       ACCOUNTING POLICY DIFFERENCES AND RECONCILIATION BETWEEN US GAAP/N GAAP

The Group's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Norway (N. GAAP), which differ in certain respects from U.S. generally accepted accounting principles (U.S. GAAP).

Following is a summary of the adjustments under U.S. GAAP that would affect the Company's consolidated net loss for the years ended December 31, 2003, 2002 and 2001, and shareholders' equity as of December 31, 2003 and 2002 together with a discussion of the principal differences between N. GAAP and U.S. GAAP that are significant to the Company's consolidated financial statements.


Year ended December 31                                                                2003      2003       2002     2001
-------------------------------------------------------------------------------------------------------------------------
Reconciliation of net loss                                                            USD (1)   NOK        NOK       NOK
Amounts in million NOK, except per share amounts
Net loss after minority interest reported under N. GAAP                               (7.9)    (52.7)    (145.0)   (370.7)
U.S. GAAP adjustments:
a) Financial instruments and hedging                                                  (1.0)     (6.5)       5.5       0.0
b) Pensions                                                                           (2.3)    (14.9)      (9.3)     (3.2)
c) Restructuring charges                                                               1.3       8.4       (8.7)      8.7
d) Goodwill                                                                            0.7       4.8        4.8      37.0
e) Gain on subsidiary equity transactions and disposal of shares in  a subsidiary     (0.6)     (4.3)      97.9         -
f) Venezuela operations                                                                  -         -       14.0         -
h) Vendor finance arrangement                                                         (5.9)    (39.1)         -         -
i) Stock-based compensation                                                           (0.4)     (2.7)         -         -
j) Taxes                                                                               0.1       0.3     (149.3)    (11.8)
                                                                                     ------------------------------------
Net loss under U.S. GAAP                                                             (16.0)   (106.7)    (190.1)   (340.0)
                                                                                     ------------------------------------
Loss per share-basic and diluted                                                     (0.13)    (0.88)     (1.56)    (2.77)
                                                                                     ------------------------------------

As of December 31                                                                     2003      2003       2002
----------------------------------------------------------------------------------------------------------------
Reconciliation of Shareholder's equity                                                USD (1)   NOK        NOK
Amounts in million NOK
Shareholder's equity under N. GAAP                                                   227.8    1,519.5    1,612.6
Minority interest                                                                    (35.1)    (234.3)    (240.2)
U.S. GAAP adjustments:
a) Financial instruments and hedging                                                  (0.1)      (1.0)       5.5
b) Pensions                                                                          (14.6)     (97.1)     (66.5)
c) Restructuring charges                                                               1.3        8.4          -
d) Goodwill                                                                            0.9        6.0        4.8
e) Gain on subsidiary equity transactions and disposal of shares in a subsidiary      14.0       93.6       97.9
g) Dividends                                                                           4.0       26.8        0.0
h) Vendor finance arrangement                                                         (5.8)     (39.1)         -
i) Stock-based compensation                                                           (0.4)      (2.7)         -
j) Taxes                                                                             (22.3)    (149.0)    (149.3)
                                                                                     ---------------------------
Shareholder's equity under U.S. GAAP                                                 169.7    1,131.1    1,264.8
                                                                                     ---------------------------

(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the Noon Buying Rate on December 31, 2003 of $1.00 = NOK 6.667

a) Financial instruments and hedging: The Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective for Nera beginning January 1, 2001. The Company utilizes forward contracts, currency options and currency swaps in managing its exposure in foreign currency commitments of long-term sales contracts. For N. GAAP, such foreign currency transactions are considered hedges of sales of these long-term contracts when the foreign currency commitment is reasonably assured and the foreign currency transaction is designated as a hedge of the foreign currency commitment. Gains and losses on foreign currency transactions identified as hedges are deferred until completion of the related hedged long-term contract.

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

To qualify as a hedge under SFAS 133, the Company is required to comply with certain documentation requirements. Nera has not applied hedge accounting under U.S.GAAP, because of the additional work related to the documentation and because the effect on net loss and equity over a long-term period is not expected to be material. The difference between N. GAAP and U. S. GAAP at December 31, 2003 and 2002 is approximately NOK (1) million and NOK 5.5 million when all off balance and on balance items are marked to market.

b) Pensions: In accordance with U.S. GAAP, the Company implemented SFAS 87, "Employers' Accounting for Pensions" as of January 1, 1989. The net differences between the N. GAAP and U.S. GAAP net loss and shareholders' equity related to pension accounting have been included in the reconciliation above.

Under U.S. GAAP, the implementation effect of pension accounting is amortized over the estimated remaining average service period. Under N. GAAP the effect has been charged directly to equity. In accordance with U.S. GAAP, the Company has recorded an additional minimum liability, representing the excess of unfunded accumulated benefit obligation over the accrued pension liability. An intangible asset has been recognized to the extent of unrecognized prior service cost. Any additional minimum liability in excess of unrecognized prior service cost has been charged to equity (other comprehensive income). At December 31, 2003, gross additional minimum liability is NOK 75.3 million.

c) Restructuring charges: Nera has recognized restructuring expenses and write-down of assets in 2001 as part of a restructuring plan. Under U.S. GAAP, EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring", certain criteria must be met to qualify as restructuring expenses. Not all of these criteria are required under N. GAAP, including that the benefit information must be communicated to employees prior to the date of the financial statements. Consequently, restructuring charges not meeting these specific criteria have been included in the reconciliation above. All restructuring charges in 2002 met the criteria specified in EITF 94-3.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities initiated after December 31, 2002. This statement nullifies EITF Issue 94-3. Nera has adopted this statement for exit or disposal activities initiated from January 1, 2003. During 2003, Nera recognized certain restructuring expenses related to unused space for the remaining tenancy period as part of a restructuring plan. The criteria for recognizing such expenses under SFAS 146 were not met and thus, such amounts have been included in the reconciliation above.

d) Goodwill: In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". Upon adoption on January 1, 2002, the Company ceased amortizing goodwill related to its acquisition of Nera Telecommunications Ltd., Singapore. Under N. GAAP, the Company continued amortizing goodwill. As a result, amortization of goodwill for 2003 and 2002 totaling NOK 4.8 million is reflected in the reconciliation above. Translation of goodwill related to Nera Electronics Pte. Ltd. for the year ended Dec. 31, 2003 amounted to NOK 3.6 million.

e) Gain on subsidiary equity transactions and disposal of shares in a subsidiary: Under Norwegian GAAP, no gains from subsidiary equity transactions and disposal of shares in a subsidiary are recognized. Under U.S. GAAP, the

Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

Under N. GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority. This allocation is not consistent with U.S. GAAP.

During 2002, Nera ASA reduced its ownership stake in Nera Electronics Ltd when Nera Electronics Ltd issued shares to minority shareholders for cash in July 2002 trough an initial public offering, reducing Nera's ownership by 9.1%. In particular, Nera Electronics Ltd issued 30 million shares in at a price per share of SGD 0.33 (NOK 1.42). Nera did not participate in this issue, and Nera Telecomunications Ltd ownership was reduced from 100% to 90.9%. Immediately after the initial public offering Nera Telecomunications Ltd reduced its ownership by selling additional 74.8 million shares at an average price of SGD
0.287 (NOK 1.23). Nera Telecomunications ownership was then reduced to 68.3 %. Total consideration received from minority shareholders was NOK 134 million and Nera recognized a gain under U.S. GAAP of NOK 97.9 million.

f) Venezuela operations: For the year ended December 31, 2002, for N. GAAP purposes, Nera accounted for its operations in Venezuela as highly inflationary and as a result, recorded a NOK 14 million loss in its statement of operations. For U.S. GAAP, Nera applies the provisions of SFAS 52, "Foreign Currency Translation" and did not account Venezuela as highly inflationary. Beginning in 2003, for N. GAAP purposes, Nera ceased accounting for its operations in Venezuela as highly inflationary.

g) Dividends: Under N. GAAP, dividends are recorded in the fiscal year when proposed by the Board of Directors. Under U.S. GAAP, dividends are not accrued until declared by the shareholders.

h) Vendor finance arrangement: In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan an amendment of FASB Statement No. 5 and 15," Nera has determined that it is probable it will be unable to collect all amounts due from its vendor finance loan to NGTV. During 2001, Nera restructured the loan. Since that time, NGTV has defaulted on its payments and has not achieved its forecasted results. As a result, Nera has fully impaired the loan as Nera has estimated the expected future cash flows and collateral value are minimal. Nera considered the degree to which it could objectively verify the forecasted results given that the previous forecasted results have not been achieved. The criteria for recognizing an impairment under N. GAAP is less stringent. Under N. GAAP, Nera has used their best estimate of expected collectable amounts. However, the methodology and criteria for calculating such an impairment are different compared to U.S. GAAP.

i) Stock-based compensation: In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

Nera has elected to follow Accounting Principles Board Opinion No. 25. "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. In accordance with U.S. GAAP, the measurement date for determining compensation costs for stock options is the first date on which the number of shares the employee is entitled to receive and the exercise price of the options are known. When Nera ASA granted the stock options, the number of shares was known at the grant date; however, the exercise price to be paid upon exercise was not known as the strike price increases by a percentage per month until exercised. Accordingly, variable plan accounting for these options applies under U.S. GAAP. The compensation effect under U.S. GAAP amounted to approximately NOK 3.3 million for the year ended December 31, 2003. In addition under U.S. GAAP the company cannot accrue for social security taxes on options until exercised as opposed to N. GAAP which reflected a charge of approximately NOK 0.6 million for such charges.

j) Taxes: For U.S. GAAP reporting purposes, Nera follows the provisions of SFAS 109, "Accounting for Income Taxes". In accordance with SFAS 109, Nera has recognized deferred tax assets and liabilities to reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or tax returns. Where it is anticipated that all or a portion of a deferred tax asset will not be realized, a valuation allowance has been established.

At December 31, 2003, the Company has gross net operating loss carryforwards of NOK 683.4 million and other temporary differences of NOK 410.0 million. The losses and credits generally expire within a period of ten years. In accordance with SFAS 109, the Company has recognized a valuation allowance of NOK 287.8 million as it is more likely than not the net deferred tax assets will not be realized due to the accumulated loss position. For NGAAP the criteria for recording a deferred tax asset is based on expectations regarding future profit and the criteria for companies in a cumulative loss position is not the same as for U.S. GAAP. This results in a valuation allowance of NOK 131.1 million for N GAAP.

Changes in valuation allowances for the year ended December 31, 2003 and 2002

--------------------------------------------------------------------------------
(Amounts in NOK millions)                                  2003             2002
--------------------------------------------------------------------------------
Balance at the beginning of the year                      267.8             90.3
--------------------------------------------------------------------------------
Changes in opening balance of valuation allowances          0.0             98.7
--------------------------------------------------------------------------------
Other not recognized tax assets this year                  20.0             78.8
--------------------------------------------------------------------------------
Balance at the end of the year                            287.8            267.8
--------------------------------------------------------------------------------

In addition, shareholders' equity and net loss is adjusted for the tax effects of differences between U.S. GAAP and N GAAP.

Comprehensive income and reconciliation of U.S. GAAP Shareholders' Equity: The changes in shareholders' equity from January 1, 2000, through December 31, 2003 on a U.S. GAAP basis are summarized as follows:

(Amounts in NOK millions)
--------------------------------------------------------------------------------
Shareholders' equity at January 1, 2000                                1,972.0
                                                                       -------
Issuance of shares                                                         5.2
Dividends                                                                (27.2)
Changes in minimum pension liability                                     (43.3)
Translation adjustments                                                  (13.7)
Purchase of own shares                                                   (26.8)
Net loss                                                                (340.5)
                                                                       -------
Shareholders' equity at December 31, 2001                              1,525.7
                                                                       -------
Changes in minimum pension liability                                      (3.1)
Translation adjustments                                                  (58.3)
Purchase of own shares                                                    (2.8)
Net loss                                                                (190.1)
Other                                                                     (6.6)
                                                                       -------
Shareholders' equity at December 31, 2002                              1,264.8
                                                                       -------
Changes in minimum pension liability                                     (15.7)
Translation adjustments                                                  (11.3)
Net loss                                                                (106.7)
                                                                       -------
Shareholders' equity at December 31, 2003                              1,131.1
                                                                       -------

The Company's total comprehensive loss in accordance with U.S. GAAP is described in the table below:

                                                        December 31     December 31         December 31
                                                            2003            2002                2001
Net loss                                                  (106.7)         (190.1)             (340.5)
Accumulated other comprehensive loss:
Additional minimum liability                               (15.7)           (5.0)              (43.3)
Translation adjustments                                    (11.3)          (58.3)              (13.7)
Total other comprehensive loss                             (27.0)          (63.3)              (57.0)
Comprehensive loss                                        (133.7)         (253.4)             (397.5)


NEW U.S. ACCOUNTING STANDARDS

Variable Interest Entities

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46-R ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," for all Variable Interest Entities ("VIE"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the variable interest holder that holds a majority of the risks and reward from changes in the fair values of the VIE's assets and liabilities. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The requirements apply immediately to all entities created on or after February 1, 2003. The adoption did not have a material impact on the financial position or results of operations of the Company. For special purpose entities created before February 1, 2003, the provisions are effective January 1, 2004 and for non special purpose entities, the provisions are effective December 31, 2004. For the provisions effective in 2004, Nera has not evaluated the effect that the adoption will have on its results of operations and financial condition.

EITF 00-21

In November 2003, the EITF reached a consensus on Issue 00-21, "Revenue Elements with Multiple Deliverables" addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. On December 17, 2003, the SEC issued SEC Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB 104") which has effectively codified EITF 00-21 to a higher level of GAAP. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. Nera will adopt EITF 00-21 for contracts entered into on or after January 1, 2004. Nera has not evaluated the impact that the statement will have on revenues or results of operations.

         ITEM 18.  NOT APPLICABLE

         ITEM 19.  EXHIBITS

Exhibit
Number                                                Description of Exhibits
-------                                               -----------------------
8                 List of Subsidiaries

12.1              Certifications by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 302 of the Sarbanes-Oxley Act of 2002.

12.2              Certifications by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1              Certification by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 906 of the Sarbanes-Oxley Act of 2002.

13.2              Certification by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.

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

                                           NERA ASA

                                           /s/  Bjorn Ove Skjeie
                                           -------------------------------------
                                           Name: Bjorn Ove Skjeie
                                           Title: President

Date: June 25, 2004

                                INDEX TO EXHIBITS

Exhibit
Number                                                Description of Exhibits
-------                                               -----------------------
8.                List of Subsidiaries

12.1              Certifications by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 302 of the Sarbanes-Oxley Act of 2002.

12.2              Certifications by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.

13.1              Certification by Bjorn Ove Skjeie, President and Chief Executive Officer, required by
                  Section 906 of the Sarbanes-Oxley Act of 2002.

13.2              Certification by Bjorn Olafsson, Executive Vice President and Chief Financial Officer, required by Section 906 of the Sarbanes-Oxley Act of 2002.